As filed with the Securities and Exchange Commission on January 22, 2015

Registration No. 333-201173

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CYPRESS SEMICONDUCTOR CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	3674	94-2885898
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

T.J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini, Esq. Michael S. Ringler, Esq. WILSON SONSINI GOODRICH & ROSATI PROFESSIONAL CORPORATION 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Thad Trent Executive Vice President, Finance and Administration and Chief Financial Officer CYPRESS SEMICONDUCTOR CORPORATION 198 Champion Court San Jose, California 95134 (408) 943-2600	Katy Motiey, Esq. Corporate Senior Vice President, General Counsel and Secretary SPANSION INC. 915 DeGuigne Drive P.O. Box 3453 Sunnyvale, California 94088 (408) 962-2500	Gordon K. Davidson, Esq. David W. Healy, Esq. Daniel J. Winnike, Esq. FENWICK & WEST LLP Silicon Valley Center 801 California Street Mountain View, California 94041 (650) 988-8500

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. No securities may be sold until a registration statement filed with the Securities and Exchange Commission is effective. This preliminary joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful.

PRELIMINARY — SUBJECT TO COMPLETION — DATED JANUARY 22, 2015

TO THE STOCKHOLDERS OF CYPRESS SEMICONDUCTOR CORPORATION AND SPANSION INC. — MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

[—]

Dear stockholders,

The boards of each of Cypress Semiconductor Corporation (“Cypress”) and Spansion Inc. (“Spansion”) have unanimously approved the merger of a wholly owned subsidiary of Cypress with and into Spansion, with Spansion surviving as a wholly owned subsidiary of Cypress. If the proposed merger is completed, Spansion stockholders will receive 2.457 shares of Cypress common stock for each share of Spansion common stock they own immediately prior to the effective time of the merger, and Cypress stockholders will continue to own their existing shares, which will not be adjusted by the merger.

Cypress stockholders, on the one hand, and former Spansion stockholders, on the other hand, are each expected to hold approximately 50% of the fully diluted shares of Cypress common stock following the completion of the merger based on each of Cypress’ and Spansion’s fully diluted shares including equity awards (using the treasury method) and net share settlement of Spansion’s exchangeable 2.00% senior notes. Following the merger, T.J. Rodgers, the current President and Chief Executive Officer of Cypress, will be the President and Chief Executive Officer of the combined company. The Cypress board will consist of four directors from the current Cypress board, including Mr. Rodgers and Eric Benhamou, and four directors from the current Spansion board, including John H. Kispert and Raymond Bingham, the Spansion chairman, who will serve as the non-executive chairman of the Cypress board. The combined company will continue to be called Cypress Semiconductor Corporation.

Cypress common stock trades on the Nasdaq Global Select Market under the ticker symbol “CY.” As of [—], the last trading day before the date of this joint proxy statement/prospectus, the last reported sales price of Cypress common stock at the end of regular trading hours, as reported on the Nasdaq Global Select Market, was $[—].

Spansion common stock trades on the New York Stock Exchange under the ticker symbol “CODE.” As of [—], the last trading day before the date of this joint proxy statement/prospectus, the last reported sales price of Spansion common stock at the end of regular trading hours, as reported on the New York Stock Exchange, was $[—].

Cypress and Spansion cannot complete the merger unless Cypress stockholders approve the issuance of shares of Cypress common stock in connection with the merger and Spansion stockholders adopt the merger agreement and approve the transactions contemplated by the merger agreement. The obligations of Cypress and Spansion to complete the merger are also subject to the satisfaction or waiver of several other conditions to the merger. More information about Cypress, Spansion and the merger is contained in this joint proxy statement/prospectus. We encourage you to read carefully this joint proxy statement/prospectus before voting, including the section entitled “Risk Factors” beginning on page 21 of this joint proxy statement/prospectus.

After careful consideration, the boards of each of Cypress and Spansion have unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of the Cypress and Spansion stockholders, respectively, and the board of each of Cypress and Spansion has approved the merger agreement.

The Cypress board unanimously recommends that Cypress stockholders vote “FOR” the proposal to approve the issuance of shares of Cypress common stock in the merger and “FOR” the proposal to approve the amendment and restatement of Cypress’ 2013 Stock Plan. The Spansion board unanimously recommends that Spansion stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

The proposals are being presented to the respective stockholders of each company at their special meetings. The dates, times and places of the meetings are as follows:

For Cypress stockholders: Special Meeting of Stockholders [—] at 10:00 a.m., local time Cypress’ principal executive offices located at: 198 Champion Court San Jose, California 95134	For Spansion stockholders: Special Meeting of Stockholders [—] at 10:00 a.m., local time Spansion’s principal executive offices located at: 915 DeGuigne Drive Sunnyvale, California 94085

Your vote is very important. Whether or not you plan to attend your respective company’s meeting, please take the time to vote by completing and returning the enclosed proxy card to your respective company or, if the option is available to you, by granting your proxy electronically over the Internet or by telephone. If your shares are held in “street name,” you must instruct your broker in order to vote.

Sincerely,

T.J. Rodgers	John H. Kispert
President and Chief Executive Officer	President and Chief Executive Officer
Cypress Semiconductor Corporation	Spansion Inc.

None of the Securities and Exchange Commission, any state securities regulator or any regulatory authority has approved or disapproved of these transactions or the securities to be issued under this joint proxy statement/prospectus or determined if the disclosure in this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [—], and is first being mailed to stockholders of Cypress and Spansion on or about [—].

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

NOTICE OF SPECIAL MEETING OF CYPRESS STOCKHOLDERS

To the Stockholders of Cypress Semiconductor Corporation:

Cypress Semiconductor Corporation will hold its special meeting of stockholders at Cypress’ principal executive offices located at 198 Champion Court, San Jose, California, on [—] at 10:00 a.m., local time. Cypress is holding the meeting to consider the proposal to approve the issuance of shares of Cypress common stock in connection with the merger of Mustang Acquisition Corporation, a wholly owned subsidiary of Cypress, with and into Spansion, with Spansion surviving as a wholly owned subsidiary of Cypress, as contemplated by the Agreement and Plan of Merger and Reorganization, dated as of December 1, 2014 (which we refer to as the merger agreement), by and among Cypress, Spansion and Mustang Acquisition Corporation.

The Cypress board has approved the merger agreement and the transactions contemplated by the merger agreement by unanimous vote, and unanimously recommends that you vote “FOR” the proposal to issue shares of Cypress common stock in connection with the merger and “FOR” the proposal to approve the amendment and restatement of Cypress’ 2013 Stock Plan, which are described in detail in the joint proxy statement/prospectus.

Holders of record of Cypress common stock at the close of business on February 5, 2015, are entitled to vote at the meeting. A list of stockholders eligible to vote at the Cypress special meeting will be available for inspection at the special meeting and at the offices of Cypress in San Jose, California, during regular business hours for a period of no less than 10 days prior to the special meeting.

You can vote your shares by completing and returning a proxy card. Most stockholders can also vote over the Internet or by telephone. If Internet and telephone voting are available to you, you can find voting instructions in the materials accompanying the joint proxy statement/prospectus. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the enclosed joint proxy statement/prospectus. Even if you plan to attend the Cypress special meeting in person, Cypress requests that you sign and return the enclosed proxy, or vote over the internet or by telephone, to ensure that your shares will be represented at the Cypress special meeting if you are unable to attend.

FOR THE BOARD,

Thad Trent
Executive Vice President, Finance and Administration and Chief Financial Officer

[—]

San Jose, California

Spansion Inc.

915 DeGuigne Drive

P.O. Box 3453

Sunnyvale, California 94088

NOTICE OF SPECIAL MEETING OF SPANSION STOCKHOLDERS

To the Stockholders of Spansion Inc.:

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Spansion Inc., a Delaware corporation, will be held on [—], at 10:00 a.m., local time, at 915 DeGuigne Drive, Sunnyvale, California 94085 to consider the following matters:

1.	to adopt the Agreement and Plan of Merger and Reorganization, dated as of December 1, 2014 (which we refer to as the merger agreement), by and among Spansion, Cypress Semiconductor Corporation and Mustang Acquisition Corporation, and approve the transactions contemplated by the merger agreement;

2.	to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Spansion named executive officers that is based on or otherwise relates to the merger agreement and merger; and

3.	to approve the adjournment of the Spansion special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

Any action on the items of business described above may be considered at the special meeting at the time and on the date specified above or at any time and date to which the special meeting may be properly adjourned or postponed.

After careful consideration, the Spansion board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of the Spansion stockholders and has unanimously approved the merger agreement. The Spansion board unanimously recommends that the Spansion stockholders vote “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal.

You are entitled to vote at and attend the special meeting only if you were a Spansion stockholder as of the close of business on February 5, 2015 or hold a valid proxy for the special meeting.

The special meeting will begin promptly at 10:00 a.m., local time. Check-in will begin at [—] a.m., local time, and you should allow ample time for the check-in procedures.

Your vote is very important. Whether or not you plan to attend the special meeting, you are encouraged to read the joint proxy statement/prospectus and submit your proxy or voting instructions for the special meeting as soon as possible. You may submit your proxy or voting instructions for the special meeting by completing, signing, dating and returning the proxy card or voting instruction card in the pre-addressed envelope provided. Even if you plan to attend the Spansion special meeting in person, Spansion requests that you sign and return the enclosed proxy, or vote over the Internet or by telephone, to ensure that your shares will be represented at the Spansion special meeting if you are unable to attend. For specific instructions on how to vote your shares, please refer to the section entitled “The Spansion Special Meeting” beginning on page 52 of the joint proxy statement/prospectus.

By Order of the Board,

Katy Motiey, Corporate Senior Vice President, General Counsel and Secretary

[—]

Sunnyvale, California

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ADDITIONAL INFORMATION

This accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about Cypress and Spansion from documents that are not included in or delivered with this joint proxy statement/prospectus. You can obtain the documents incorporated by reference in the joint proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the addresses and telephone numbers listed below. To obtain timely delivery, you must request the information no later than five business days before you must make your investment decision.

Cypress Semiconductor Corporation 198 Champion Court San Jose, California 95134 Attention: Investor Relations (408) 943-2656 http://investors.cypress.com/contactus.cfm	Spansion Inc. 915 DeGuigne Drive P.O. Box 3453 Sunnyvale, California 94088 Attention: Investor Relations (408) 962-2500 investor.relations@spansion.com

In addition, if you have questions about the merger or the special meetings, or if you need to obtain copies of the accompanying joint proxy statement/prospectus, proxy cards, election forms or other documents incorporated by reference in the joint proxy statement/prospectus, you may contact the appropriate contact listed above. You will not be charged for any of the documents you request.

In order for you to receive timely delivery of the documents in advance of the Cypress special meeting, Cypress should receive your request no later than [—].

In order for you to receive timely delivery of the documents in advance of the Spansion special meeting, Spansion should receive your request no later than [—].

For a listing of documents incorporated by reference into this joint proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 210 of this joint proxy statement/prospectus.

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QUESTIONS AND ANSWERS ABOUT THE MERGER

General Questions and Answers

The following questions and answers briefly address some commonly asked questions about the Cypress special meeting, the Spansion special meeting and the merger. These questions and answers may not include all the information that is important to stockholders of Cypress and Spansion. Cypress and Spansion urge stockholders to read carefully this entire joint proxy statement/prospectus, including the annexes and the other documents referred to herein. Page references are included in this summary to direct you to more detailed discussions elsewhere in this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	Cypress and Spansion have agreed to combine their businesses in accordance with terms of a merger agreement that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

In order to complete the merger, Cypress stockholders must approve the issuance of shares of Cypress common stock in connection with the merger and Spansion stockholders must adopt the merger agreement and approve the transactions contemplated by the merger agreement. Cypress will hold a special meeting of its stockholders and Spansion will hold a special meeting of its stockholders to obtain these approvals. Each of Cypress and Spansion is also asking its stockholders to approve other matters in connection with its special meeting that are described in this joint proxy statement/prospectus. This joint proxy statement/prospectus contains important information about the merger and the stockholder meetings of each of Cypress and Spansion, and you should read it carefully. For Cypress stockholders, the enclosed voting materials for the Cypress special meeting allow Cypress stockholders to vote shares of Cypress common stock without attending the Cypress special meeting. For Spansion stockholders, the enclosed voting materials for the Spansion special meeting allow Spansion stockholders to vote shares of Spansion common stock without attending the Spansion special meeting.

Stockholder votes are important. Cypress and Spansion encourage stockholders of each company to vote as soon as possible. For more specific information on how to vote, please see the questions and answers for each of the Cypress and Spansion stockholders below.

Q	Why are Cypress and Spansion proposing the merger? (see page 69)

A:	After reviewing strategic alternatives to address the opportunities and challenges facing our companies, the boards of both Cypress and Spansion reached the same conclusion — this merger represents the best strategic alternative for our respective companies.

Specifically, Cypress and Spansion believe the merger will provide certain strategic and financial benefits, including the following:

•	a reduction in costs and other synergies;

•	an increase in product development capabilities;

•	greater depth of relationships with customers and a broader portfolio of complementary products;

•	enhanced opportunities for growth and innovation; and

•	creating a company that would be a leading provider of microcontrollers and specialized memory chips for embedded systems.

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Q:	When do Cypress and Spansion expect to complete the merger?

A:	Cypress and Spansion currently expect to complete the merger in the first half of 2015. However, neither Cypress nor Spansion can predict the exact timing of the completion of the merger because the merger is subject to governmental and regulatory review processes and other conditions.

Q:	What effects will the proposed merger have on Cypress and Spansion?

A:	Upon completion of the proposed merger, Spansion will cease to be a publicly traded company and will be wholly owned by Cypress, which means that Cypress will be the only stockholder of Spansion. As a result, Spansion stockholders will own shares in Cypress only and will not directly own any shares in Spansion and Cypress stockholders will continue to own their Cypress shares. Following completion of the merger, the registration of Spansion’s common stock and its reporting obligations with respect to its common stock under the Securities Exchange Act of 1934 will be terminated. In addition, upon completion of the proposed merger, shares of Spansion common stock will no longer be quoted on the New York Stock Exchange or any other stock exchange or quotation system.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed for any reason, Spansion stockholders will not receive any shares of Cypress common stock for their shares of Spansion common stock pursuant to the merger agreement or otherwise. Instead, Cypress and Spansion will remain separate public companies, and each company expects that its common stock will continue to be registered under the Securities Exchange Act of 1934 and traded on their applicable exchanges. In specified circumstances, either Cypress or Spansion may be required to pay to the other party a termination fee, as described in “The Merger Agreement — Termination; Fees and Expenses” beginning on page 125 of this joint proxy statement/prospectus.

Q:	How do the Cypress and Spansion boards recommend that I vote? (see pages 35, 36, 57 and 58)

A:	The Cypress board unanimously recommends that Cypress stockholders vote “FOR” the proposal to issue shares of Cypress common stock in connection with the merger and “FOR” the proposal to approve the amendment and restatement of Cypress’ 2013 Stock Plan.

The Spansion board unanimously recommends that Spansion stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement, “FOR” the proposal to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Spansion named executive officers that is based on or otherwise relates to the merger agreement and merger and “FOR” the proposal to approve the adjournment of the Spansion special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

Q:	Are the Cypress stockholders or Spansion stockholders entitled to appraisal rights?

A:	No — neither Cypress stockholders nor Spansion stockholders are entitled to appraisal rights for their shares under Delaware law in connection with the merger.

Q:	What should I do now?

A:	Please review this joint proxy statement/prospectus carefully and vote as soon as possible. Most Cypress and Spansion stockholders may vote over the Internet or by telephone. Stockholders may also vote by signing, dating and returning each proxy card and voting instruction card received.

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Q:	What should I do if I receive more than one set of voting materials?

A:	Please vote each proxy card and voting instruction card that you receive. You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held. If shares are held in more than one name, stockholders will receive more than one proxy or voting instruction card. In addition, if you are a stockholder of both Cypress and Spansion, you may receive one or more proxy cards or voting instruction cards for Cypress and one or more proxy cards or voting instruction cards for Spansion. If you are a stockholder of both Cypress and Spansion, please note that a vote for the issuance of shares in connection with the merger for the Cypress special meeting will not constitute a vote for the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement for the Spansion special meeting, and vice versa. Therefore, please vote each proxy and voting instruction card you receive, whether from Cypress or Spansion.

Questions and Answers for Cypress Stockholders

Q:	When and where is the Cypress special meeting?

A:	The special meeting of Cypress stockholders will be held at 10:00 a.m., local time, on [—], at Cypress’ principal executive offices located at 198 Champion Court, San Jose, California 95134. Check-in will begin at [—], local time. Please allow ample time for the check-in procedures.

Q:	How can I attend the Cypress special meeting?

A:	Cypress stockholders as of the close of business on February 5, 2015, and those who hold valid proxies for the special meeting are entitled to attend the Cypress special meeting. Cypress stockholders should be prepared to present photo identification for admittance. In addition, names of record holders will be verified against the list of record holders on the record date prior to being admitted to the meeting. Cypress stockholders who are not record holders but who hold shares through a broker or nominee (i.e., in “street name”), should provide proof of beneficial ownership on the record date, such as their most recent account statement prior to February 5, 2015, or other similar evidence of ownership. If Cypress stockholders do not provide photo identification or do not comply with the other procedures outlined above upon request, they will not be admitted to the Cypress special meeting.

Q:	What matters will Cypress stockholders vote on at the special meeting?

A:	Cypress stockholders will vote on the proposal to approve the issuance of shares of Cypress common stock in connection with the merger and on the proposal to approve the amendment and restatement of Cypress’ 2013 Stock Plan.

Q:	How many votes are needed for the proposal considered by Cypress stockholders at the Cypress special meeting?

A:	Assuming a quorum of Cypress stockholders are present at the Cypress special meeting, an affirmative vote of the majority of shares present in person or represented by proxy at the Cypress special meeting is required to approve the issuance of shares of Cypress common stock in connection with the merger and the amendment and restatement of Cypress’ 2013 Stock Plan. Thus, the failure to submit a proxy card or attend the meeting in person will have no effect on this proposal. Any abstentions or “broker non-votes,” i.e. the failure to instruct your bank or broker how to vote if you hold your shares in “street name,” will have the effect of a vote against this proposal.

Q:	What is the quorum requirement for the Cypress special meeting?

A:

A quorum of Cypress stockholders will be present at the Cypress special meeting if holders of a majority of Cypress stock issued and outstanding and entitled to vote are present in person or represented by proxy.

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Your shares will be counted towards such quorum only if you submit a valid proxy (or one is submitted on your behalf by your bank or broker) or if you attend the Cypress special meeting in person. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chairman of the Cypress special meeting or holders of a majority of the votes present at the Cypress special meeting may adjourn the Cypress special meeting to another time or date. If you do not attend the meeting or submit a proxy, it will be more difficult for Cypress to obtain the necessary quorum to approve the proposal to be considered by Cypress stockholders at the Cypress special meeting.

Q:	As a Cypress stockholder, how can I vote?

A:	Stockholders of record as of the record date may vote in person by attending the Cypress special meeting or by mail by completing, signing and dating a proxy card or, if you hold your shares in “street name,” a voting instruction form. Proxies and voting instruction forms submitted by mail must be received no later than [—] at 5:00 p.m. Pacific Time to be voted at the Cypress special meeting. Most stockholders can also vote over the Internet or by telephone. Cypress stockholders can find voting instructions in the materials accompanying this joint proxy statement/prospectus. The Internet and telephone voting facilities will close at [—], Eastern Time, on [—]. Please be aware that Cypress stockholders who vote over the Internet may incur costs such as telephone and Internet access charges for which they will be responsible.

The method by which Cypress stockholders vote will in no way limit the right to vote at the meeting if you later decide to attend in person. If shares are held in “street name,” Cypress stockholders must obtain a proxy, executed in their favor, from their broker or other holder of record, to be able to vote at the meeting.

All shares entitled to vote and represented by properly completed proxies received prior to the Cypress special meeting and not revoked will be voted at the meeting in accordance with your instructions. If a signed proxy card is returned without indicating how shares should be voted on a matter and the proxy is not revoked, the shares represented by such proxy will be voted as the Cypress board unanimously recommends and therefore “FOR” the issuance of shares in connection with the merger and “FOR” the amendment and restatement of Cypress’ 2013 Stock Plan.

For a more detailed explanation of the voting procedures, please see the section entitled “The Cypress Special Meeting — Voting Procedures” beginning on page 33 of this joint proxy statement/prospectus.

Q:	As a Cypress stockholder, may I change my vote after I have submitted a proxy card or voting instruction card?

A:	Yes. Cypress stockholders may revoke a previously granted proxy or voting instruction at any time prior to the closing of the polls at the special meeting by:

•	signing and returning a later dated proxy or voting instruction card for the Cypress special meeting;

•	voting again online or by telephone, as more fully described on your notice or proxy card; or

•	attending the Cypress special meeting and voting in person, as described in the section entitled “The Cypress Special Meeting” beginning on page 32 of this joint proxy statement/prospectus.

If your shares are held by a bank or broker, you may change your vote by submitting new voting instructions to your bank, broker, trustee or agent, or, if you have obtained a legal proxy from your bank or broker giving you the right to vote your shares, by attending the Cypress special meeting and voting in person.

Only the last submitted proxy or voting instruction card will be considered. Please submit a proxy or voting instruction card for the Cypress special meeting as soon as possible.

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Q:	What do Cypress stockholders need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus, including its annexes. In order for Cypress shares to be represented at the special meeting, Cypress stockholders can (1) vote through the Internet or by telephone by following the instructions included on their proxy card, (2) indicate on the enclosed proxy card how they would like to vote and return the proxy card in the accompanying pre-addressed postage paid envelope, or (3) attend the Cypress special meeting in person.

Q:	Who can answer questions?

A:	Cypress stockholders with questions about the merger or the proposal to be voted on at the Cypress special meeting or who desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

Okapi Partners LLC

437 Madison Avenue, 28th Floor

New York, New York

Banks and brokerage firms: (212) 297-0720

Stockholders and all others, toll-free: (877) 566-1922

Email: info@okapipartners.com

If you need additional copies of this joint proxy statement/prospectus or voting materials, contact Okapi Partners LLC as described above or Cypress Investor Relations at http://investors.cypress.com/contactus.cfm or by telephone at (408) 943-2656.

Questions and Answers for Spansion Stockholders

Q:	Why are Spansion stockholders receiving this joint proxy statement/prospectus?

A:	In order to complete the merger, Spansion stockholders must adopt the merger agreement and approve the transactions contemplated by the merger agreement. This joint proxy statement/prospectus contains important information about the proposed merger, the merger agreement and the Spansion special meeting, which should be read carefully. The enclosed voting materials allow Spansion stockholders to vote shares without attending the Spansion special meeting. The vote of Spansion stockholders is very important. Spansion stockholders are encouraged to vote as soon as possible.

Q:	What will Spansion stockholders receive in the merger?

A:	If the proposed merger is completed, at the effective time of the merger, Spansion stockholders will be entitled to receive 2.457 shares of Cypress common stock for each share of Spansion common stock that they own. Cypress will not issue any fractional shares of common stock in connection with the merger. Instead, each Spansion stockholder who would otherwise be entitled to receive a fraction of a share of Cypress common stock will receive (after aggregating all fractional shares of Cypress common stock that otherwise would be received by such Spansion stockholder) an amount of cash (rounded down to the nearest whole cent), without interest, equal to the amount obtained by multiplying such fraction of a share by the average of the closing sale prices for one share of Cypress common stock as quoted on the Nasdaq Global Select Market for the 10 consecutive trading days ending on the second trading day immediately preceding the completion of the merger. Cypress stockholders, on the one hand, and former Spansion stockholders, on the other hand, are each expected to own approximately 50% of the fully diluted shares of Cypress common stock following the completion of the merger based on each of Cypress’ and Spansion’s fully diluted shares including equity awards (using the treasury method) and net share settlement of the Spansion exchangeable 2.00% senior notes.

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Q:	What if I have Spansion stock options?

A:	Each outstanding option to purchase shares of Spansion common stock, whether or not exercisable, will be converted into an option to acquire Cypress common stock, on the same terms and conditions as were applicable to such Spansion stock option prior to the effective time of the merger, except that the number of shares for which such option is or may become exercisable (rounded down to the nearest whole shares of Cypress common stock) and the exercise price of the option will be adjusted to reflect the exchange ratio (which price per share will be rounded up to the nearest whole cent).

Q:	What if I have Spansion restricted stock units?

A:	Each Spansion restricted stock unit award and performance stock unit award will be converted into an award to receive shares of Cypress common stock on the same terms and conditions that were applicable to such Spansion restricted stock unit award or performance stock unit award prior to the effective time of the merger, except that the number of shares subject to the award will be adjusted to reflect the exchange ratio (rounded down to the nearest whole share of Cypress common stock).

Q:	What are the material United States federal income tax consequences of the merger to Spansion stockholders?

A:	The transaction is intended to be a tax-free reorganization for United States federal income tax purposes. If the merger qualifies as a reorganization, Spansion stockholders will not recognize any gain or loss, for federal income tax purposes, with respect to the shares of Cypress common stock they receive in the merger. However, Spansion stockholders will recognize gain or loss on any fractional shares of Cypress common stock for which cash is received in lieu of a fractional share.

Q:	When and where is the Spansion special meeting?

A:	The special meeting of Spansion stockholders will be held at 10:00 a.m., local time, on [—] at 915 DeGuigne Drive, Sunnyvale, California 94085. Check-in will begin at [—] a.m., local time. Please allow ample time for the check-in procedures.

Q:	How can I attend the Spansion special meeting?

A:	Spansion stockholders as of the close of business on February 5, 2015 and those who hold a valid proxy for the special meeting are entitled to attend the Spansion special meeting. Spansion stockholders should be prepared to present photo identification for admittance. In addition, names of record holders will be verified against the list of record holders on the record date prior to being admitted to the meeting. Spansion stockholders who are not record holders but who hold shares through a broker or nominee (i.e., in “street name”) should provide proof of beneficial ownership on the record date, such as their most recent account statement prior to [—], or other similar evidence of ownership. If Spansion stockholders do not provide photo identification or comply with the other procedures outlined above upon request, they will not be admitted to the Spansion special meeting.

Q:	What matters will Spansion stockholders vote on at the special meeting?

A:	Spansion stockholders will vote on the following proposals:

•	to adopt the merger agreement and approve the transactions contemplated by the merger agreement;

•	to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Spansion named executive officers that is based on or otherwise relates to the merger agreement and merger; and

•	to approve the adjournment of the Spansion special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

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Q:	How many votes are needed for the proposals considered by Spansion stockholders at the Spansion special meeting?

A:	The proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of Spansion common stock outstanding on the record date. Approval of the compensation proposal and the adjournment proposal each requires the affirmative vote of a majority of the votes cast by the holders of shares of Spansion common stock present in person or represented by proxy at the Spansion special meeting and entitled to vote on the proposal.

Q:	What is the quorum requirement for the Spansion special meeting?

A:	A quorum of Spansion stockholders will be present at the Spansion special meeting if holders of a majority of Spansion common stock issued and outstanding and entitled to vote thereat are present in person or represented by proxy. Your shares will be counted towards such quorum only if you submit a valid proxy (or one is submitted on your behalf by your bank or broker) or if you vote in person at the Spansion special meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chairman of the Spansion board or holders of a majority of the votes present at the Spansion special meeting may adjourn the Spansion special meeting to another time or date. If you do not vote, it will be more difficult for Spansion to obtain the necessary quorum to approve the proposals to be considered by Spansion stockholders at the Spansion special meeting.

Q:	As a Spansion stockholder, how can I vote?

A:	Stockholders of record as of the record date may vote in person by attending the Spansion special meeting or by mail by completing, signing and dating a proxy card or, if you hold your shares in “street name,” a voting instruction form. Proxies and voting instruction forms submitted by mail must be received no later than [—] at 5:00 p.m. Pacific Time to be voted at the Spansion special meeting.

Most stockholders can also vote over the Internet or by telephone. The availability of Internet and telephone voting for shares held in “street name” will depend on the voting processes of your broker or other nominee. If Internet and telephone voting are available, Spansion stockholders can find voting instructions in the materials accompanying this joint proxy statement/prospectus. The Internet and telephone voting facilities will close at 11:59 p.m., Eastern Time, on [—]. Please be aware that Spansion stockholders who vote over the Internet may incur costs such as telephone and Internet access charges for which they will be responsible.

The method by which Spansion stockholders vote will in no way limit the right to vote at the meeting if you later decide to attend in person. If shares are held in “street name,” Spansion stockholders must obtain a proxy, executed in their favor, from their broker or other holder of record, to be able to vote at the meeting.

Failure by a Spansion stockholder to submit a proxy, or instruct a broker or nominee to vote, as the case may be, will have the effect of a vote against the merger proposal, but it will have no effect on the compensation proposal or the adjournment proposal, assuming a quorum is present.

All shares entitled to vote and represented by properly completed proxies received prior to the Spansion special meeting and not revoked will be voted at the meeting in accordance with your instructions. If a signed proxy card is returned without indicating how shares should be voted on a matter and the proxy is not revoked, the shares represented by such proxy will be voted as the Spansion board unanimously recommends and therefore “FOR” the merger proposal, the compensation proposal and the adjournment proposal.

For a more detailed explanation of the voting procedures, please see the section entitled “The Spansion Special Meeting — Voting Procedures” beginning on page 54 of this joint proxy statement/prospectus.

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Q:	As a Spansion stockholder, what happens if I do not vote?

A:	Failure to vote or give voting instructions to your broker or nominee for the Spansion special meeting could make it more difficult to meet the voting requirement that the total votes cast on the merger proposal represent over 50% of the outstanding shares of Spansion common stock entitled to vote thereon. Therefore, Spansion urges Spansion stockholders to vote.

Q:	As a Spansion stockholder, may I change my vote after I have submitted a proxy card or voting instruction card?

A:	Yes. Spansion stockholders may revoke a previously granted proxy or voting instruction at any time prior to the special meeting by:

•	signing and returning a later dated proxy or voting instruction card for the Spansion special meeting; or

•	attending the Spansion special meeting and voting in person, as described in the section entitled “The Spansion Special Meeting” beginning on page 52 of this joint proxy statement/prospectus.

Only the last submitted proxy or voting instruction card will be considered. Please submit a proxy or voting instruction card for the Spansion special meeting as soon as possible.

Q:	Should Spansion stock certificates be sent in now?

A:	No. If the merger is completed, Spansion stockholders will receive written instructions for sending in any stock certificates they may have.

Q:	What do Spansion stockholders need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus, including its annexes. In order for Spansion shares to be represented at the special meeting, Spansion stockholders can (1) vote through the Internet or by telephone by following the instructions included on their proxy card, (2) indicate on the enclosed proxy card how they would like to vote and return the proxy card in the accompanying pre-addressed postage paid envelope, or (3) attend the Spansion special meeting in person.

Q:	Who can answer questions?

A:	Spansion stockholders with questions about the merger or the other matters to be voted on at the Spansion special meeting or who desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

Alliance Advisors, LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, New Jersey 07003

Telephone: (973) 873-7700

Facsimile: (973) 338-1430

www.allianceadvisorsllc.com

If you need additional copies of this joint proxy statement/prospectus or voting materials, contact Alliance Advisors, LLC as described above or Spansion Investor Relations at investor.relations@spansion.com or by telephone at (408) 962-2500.

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SUMMARY

The following is a summary of the information contained in this joint proxy statement/prospectus relating to the merger. This summary may not contain all of the information about the merger that is important to you. For a more complete description of the merger, Cypress and Spansion encourage you to read carefully this entire joint proxy statement/prospectus, including the attached annexes. In addition, Cypress and Spansion encourage you to read the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information about Cypress and Spansion. Stockholders of Cypress and Spansion may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 210 of this joint proxy statement/prospectus.

Cypress and Spansion have agreed to combine their businesses pursuant to the terms of a merger agreement between the companies as described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. Under the terms of the merger agreement, Mustang Acquisition Corporation, a wholly owned subsidiary of Cypress, will merge with and into Spansion and Spansion will survive and become a wholly owned subsidiary of Cypress. As a result of the transactions contemplated by the merger agreement, former holders of Spansion common stock will own shares of Cypress common stock. Cypress stockholders will continue to own their existing shares of Cypress common stock after the merger.

Treatment of Spansion Securities

Upon completion of the merger, each share of Spansion common stock outstanding immediately prior to the effective time of the merger will be canceled and extinguished and automatically converted into the right to receive 2.457 shares of Cypress common stock, and the cash payable in lieu of any fractional shares as described in the section entitled “The Merger Agreement — Treatment of Securities — Fractional Shares” beginning on page 108 of this joint proxy statement/prospectus. Upon completion of the merger, unless prohibited by local laws of a particular foreign country, Cypress also will assume outstanding options to purchase Spansion common stock, Spansion restricted stock units and Spansion performance stock units. Cypress is seeking stockholder approval for an increase in the number of shares issuable under the current Cypress stock plan due to, among other things, the substantially increased employee base that will result from the merger.

Information about the Companies

Cypress Semiconductor Corporation (see page 30)

Cypress Semiconductor Corporation, a Delaware corporation and referred to in this joint proxy statement/prospectus as “Cypress,” delivers high-performance, mixed-signal programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the flagship PSoC® 1, PSoC 3, PSoC 4, and PSoC 5LP programmable system-on-chip families. Cypress is the world leader in capacitive user interface solutions including CapSense® touch sensing, TrueTouch® touchscreens, and trackpad solutions for notebook PCs and peripherals. Cypress is a world leader in USB controllers, which enhance connectivity and performance in a wide range of consumer and industrial products. Cypress is also the world leader in SRAM and nonvolatile RAM memories. Cypress serves numerous major markets, including consumer, mobile handsets, computation, data communications, automotive, industrial and military. Cypress’ principal executive offices are located at 198 Champion Court, San Jose, California 95134. Cypress’ telephone number is (408) 943-2600.

Spansion Inc. (see page 30)

Spansion Inc., a Delaware corporation and referred to in this joint proxy statement/prospectus as “Spansion,” is a global leader in embedded systems solutions. Spansion’s flash memory, microcontrollers, analog and mixed-signal products drive the development of faster, intelligent, secure and energy efficient electronics. Spansion is at the heart of electronic systems, connecting, controlling, storing and powering everything from automotive electronics and industrial systems to the highly interactive and immersive consumer devices that are enriching people’s daily lives. Spansion is headquartered in Silicon Valley in California, with research and development, manufacturing, assembly and sales operations in the United States, Asia, Europe and the Middle East. Spansion’s principal executive offices are located at 915 DeGuigne Drive, Sunnyvale, California 94085. Spansion’s telephone number is (408) 962-2500.

Mustang Acquisition Corporation (see page 31)

Mustang Acquisition Corporation, a newly-formed, wholly owned subsidiary of Cypress, is a Delaware corporation formed on November 20, 2014 for the sole purpose of effecting the merger.

Market Price of Cypress and Spansion Common Stock

Cypress common stock trades on the Nasdaq Global Select Market under the symbol “CY.” Spansion common stock trades on the New York Stock Exchange under the symbol “CODE.”

The high and low prices per share of Cypress common stock on November 28, 2014, the last full trading day preceding public announcement that Cypress and Spansion had entered into the merger agreement, were $10.72 and $10.55. The high and low prices per share of Spansion common stock on November 28, 2014, the last full trading day preceding public announcement that Cypress and Spansion had entered into the merger agreement, were $23.48 and $22.69.

The high and low prices per share of Cypress common stock on [—], the last full trading day for which high and low sales prices were available as of the date of this joint proxy statement/prospectus were [—] and [—]. The high and low prices per share of Spansion common stock on [—], the last full trading day for which high and low sales prices were available as of the date of this joint proxy statement/prospectus, were [—] and [—].

The Special Meeting of Cypress Stockholders

Date, Time and Place of the Cypress Special Meeting

The Cypress special meeting is scheduled to be held at Cypress’ principal executive offices located at 198 Champion Court, San Jose, California 95134, on [—], at 10:00 a.m., local time.

Issuance of Shares in Connection with the Merger (see page 35)

Cypress stockholders are considering and voting on a proposal to approve the issuance of shares of Cypress common stock in connection with the merger of Mustang Acquisition Corporation with and into Spansion as contemplated by the merger agreement.

The Cypress board unanimously recommends a vote “FOR” the proposal to issue shares of Cypress common stock in connection with the merger.

Approval of Amendment and Restatement of Cypress’ 2013 Stock Plan (see page 36)

Cypress stockholders are considering and voting on a proposal to approve the amendment and restatement of Cypress’ 2013 Stock Plan, which would increase the number of shares issuable under the current Cypress stock plan by 29.3 million shares that could be issued as stock options and/or stock appreciation rights (but if awards are granted only in the form of restricted stock units or other full value awards, this increase in shares would allow for the issuance of only up to approximately 15.6 million shares), to a total of approximately 31 million shares in order to allow for the granting of future equity compensation awards to Cypress and Spansion service providers following the completion of the merger.

The Cypress board unanimously recommends a vote “FOR” the proposal to approve the amendment and restatement of Cypress’ 2013 Stock Plan.

Who Can Vote at the Cypress Special Meeting

Only Cypress stockholders of record at the close of business on February 5, 2015, the record date for the Cypress special meeting, will be entitled to notice of, and to vote at, the Cypress special meeting. On the record date, there were [—] shares of Cypress common stock outstanding, par value $0.01 per share. Each share of common stock is entitled to one vote on each matter properly brought before the meeting. Shares that are held in Cypress’ treasury are not considered outstanding or entitled to vote at the Cypress special meeting.

As of the close of business on the record date, approximately [—]% of the outstanding shares of Cypress common stock were held by Cypress’ directors and executive officers and their affiliates. In accordance with the support agreements described below, it is expected that Cypress’ directors and executive officers will vote their shares in favor of the proposal described above.

Voting Procedures

Cypress stockholders can vote shares by mail by completing, signing and dating each proxy card received and returning it in the prepaid envelope, by telephone or online by following the instructions provided in the proxy card or in person at the special meeting. If you vote by mail, your proxy card must be received no later than [—] at 5:00 p.m. Pacific Time to be voted at the Cypress special meeting. Online and telephone voting are available 24 hours a day, and votes submitted by telephone or online must be received by 11:59 p.m. Eastern Time on [—]. If you are the beneficial owner of shares held in “street name,” you should have received the notice and voting instructions from the bank or broker holding your shares.

The Special Meeting of Spansion Stockholders

Date, Time and Place of Spansion Special Meeting

The Spansion special meeting is scheduled to be held at Spansion’s principal executive offices located at 915 DeGuigne Drive, Sunnyvale, California 94085, on [—], at 10:00 a.m., local time.

The Merger Agreement and the Merger (see page 57)

Spansion stockholders are considering and voting on a proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

The Spansion board unanimously recommends a vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

Advisory Vote to Approve Merger Related Compensation for Spansion Named Executive Officers (see page 57)

Spansion stockholders are considering and voting on a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Spansion named executive officers that is based on or otherwise relates to the merger agreement and merger. This compensation is summarized in the section entitled “The Merger—Reasons for the Merger—Spansion Golden Parachute Compensation” beginning on page 103 of this joint proxy statement/prospectus, including the footnotes to the table.

The Spansion board unanimously recommends a vote “FOR” the approval, on an advisory (non-binding) basis, of the compensation that may be paid or become payable to Spansion named executive officers that is based on or otherwise relates to the merger agreement and merger.

Possible Adjournment to Solicit Additional Proxies, if Necessary or Appropriate (see page 58)

Spansion stockholders are considering and voting on a proposal to approve the adjournment of the Spansion special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal.

The Spansion board unanimously recommends a vote “FOR” the proposal to approve the adjournment of the Spansion special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

Who Can Vote at the Spansion Special Meeting

Only Spansion stockholders of record at the close of business on February 5, 2015, the record date for the Spansion special meeting, and other persons holding valid proxies for the special meeting will be entitled to attend the Spansion special meeting. On the record date, there were [—] shares of Spansion common stock outstanding, par value $0.001 per share. Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

As of the close of business on the record date, approximately [—]% of the outstanding shares of Spansion common stock were held by Spansion’s directors and executive officers and their affiliates. In accordance with the support agreements described below, we expect that Spansion’s directors and executive officers will vote their shares in favor of the proposals described above.

Voting Procedures

Record holders of shares of Spansion common stock may submit proxies by completing, signing and dating their proxy cards for the Spansion special meeting and mailing them in the accompanying preaddressed envelopes. Spansion stockholders who hold shares in “street name” may vote by mail by completing, signing and dating the voting instruction cards for the Spansion special meeting provided by their brokers or nominees and mailing them in the accompanying pre-addressed envelopes. Proxies and voting instruction forms submitted by mail must be received no later than [—] at 5:00 p.m. Pacific Time to be voted at the Spansion special meeting. Spansion stockholders may also submit proxies over the Internet at the web address shown on the proxy card. Spansion stockholders who live in the United States or Canada may submit proxies by calling the telephone number shown on the proxy card. The Internet and telephone voting facilities will close at 11:59 p.m., Eastern Time, on [—]. The availability of Internet and telephone voting for shares held in “street name” will depend on the voting processes of your broker or other nominee.

The Merger

Recommendation of the Cypress Board (see page 69)

Proposal 1. After careful consideration, at a meeting of the Cypress board held on December 1, 2014, the Cypress board unanimously determined that the merger agreement and the consummation of the transactions contemplated by the merger agreement are advisable and in the best interests of the Cypress stockholders, and has unanimously approved the merger agreement.

The Cypress board unanimously recommends that Cypress stockholders vote “FOR” the proposal of the issuance of Cypress common stock in the merger pursuant to the terms of the merger agreement.

Proposal 2. After careful consideration, on January 22, 2015, the Cypress board unanimously approved the amendment and restatement of Cypress’ 2013 Stock Plan (which we refer to as the “amended Cypress stock plan”), subject to approval by Cypress stockholders at the Cypress special meeting. The amended Cypress stock plan would increase the number of shares issuable under Cypress’ 2013 Stock Plan (which we refer to as the current Cypress stock plan) by 29.3 million shares that could be issued as stock options and/or stock appreciation rights (but if awards are granted only in the form of restricted stock units or other full value awards, this increase in shares would allow for the issuance of only up to approximately 15.6 million shares), to a total of approximately 31 million shares and is attached as Annex D to this joint proxy statement/prospectus. Any summary of the amended Cypress stock plan is qualified in its entirety by reference to the amended Cypress stock plan. Cypress is not asking its stockholders to approve any other amendment to the current Cypress stock plan. Other than the share increase, the amended Cypress stock plan has not been amended in any material way since Cypress stockholders last approved the current Cypress stock plan in 2013.

The Cypress board unanimously recommends that Cypress stockholders vote “FOR” the proposal to approve the amendment and restatement of Cypress’ 2013 Stock Plan.

Opinion of Cypress’ Financial Advisor (see page 72)

Cypress retained Qatalyst Partners LP, which we refer to as Qatalyst Partners, to act as its financial advisor in connection with the merger. Cypress selected Qatalyst Partners to act as its financial advisor based on Qatalyst Partners’ qualifications, expertise, reputation and knowledge of its business and affairs and the industry in which it operates. At the meeting of the Cypress board on December 1, 2014, Qatalyst Partners rendered its oral opinion, subsequently confirmed in writing, that as of December 1, 2014 and based upon and subject to the considerations, limitations and other matters set forth therein, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Cypress.

The full text of the written opinion of Qatalyst Partners, dated December 1, 2014, is attached to this joint proxy statement/prospectus as Annex B and is incorporated into this joint proxy statement/prospectus by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. You should read the opinion carefully in its entirety. Qatalyst Partners’ opinion was provided to the Cypress board and addressed only, as of the date of the opinion, the fairness from a financial point of view, of the exchange ratio pursuant to the merger agreement, to Cypress. It does not address any other aspect of the merger and does not constitute a recommendation as to how any holder of Spansion common stock or Cypress common stock should vote with respect to the merger or any other matter. For a further discussion of Qatalyst Partners’ opinion, see “The Merger — Reasons for the Merger — Opinion of Cypress’ Financial Advisor” beginning on page 72 of this joint proxy statement/prospectus.

Recommendations of the Spansion Board (see page 82)

After careful consideration, the Spansion board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of the Spansion stockholders and has unanimously approved the merger agreement. The Spansion board unanimously recommends that the Spansion stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement, “FOR” the proposal to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Spansion named executive officers that is based on or otherwise relates to the merger agreement and merger and “FOR” the proposal to approve the adjournment of the Spansion special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

Opinion of Spansion’s Financial Advisor (see page 86 and Annex C)

Spansion retained Morgan Stanley & Co. LLC, which we refer to as Morgan Stanley, to act as its financial advisor in connection with the proposed merger of Spansion and Cypress. On December 1, 2014, Morgan Stanley rendered to Spansion’s board its oral opinion, subsequently confirmed in writing, that as of such date and based upon and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of shares of Spansion common stock (other than the holders of shares held in the treasury of Spansion, or by Cypress, Mustang Acquisition Corporation or any direct or indirect wholly owned subsidiary of Cypress, Mustang Acquisition Corporation or Spansion, which shares we refer to as the excluded shares). References to Spansion’s common stock in the description of Morgan Stanley’s opinion refer to Spansion’s Class A common stock. The full text of the written opinion of Morgan Stanley, dated as of December 1, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference in this joint proxy statement/prospectus in its entirety. The summary of the opinion of Morgan Stanley in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. We encourage you to read Morgan Stanley’s opinion, this section and the summary of Morgan Stanley’s opinion below carefully and in their entirety.

Morgan Stanley’s opinion was rendered for the benefit of Spansion’s board, in its capacity as such, and addressed only the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to the holders of shares of Spansion common stock (other than the holders of the excluded shares) as of the date of the opinion. Morgan Stanley’s opinion did not address any other aspect of the merger or related transactions, including the prices at which shares of Spansion common stock or Cypress common stock would trade at any time in the future, or any compensation or compensation agreements arising from (or relating to) the merger which benefit any officer, director or employee of Spansion, or any class of such persons. The opinion was addressed to, and rendered for the benefit of, Spansion’s board and was not intended to, and does not, constitute advice or a recommendation to any holder of shares of Spansion common stock as to how to vote or act on any matter with respect to the merger or related transactions or any other action with respect to the transactions contemplated by the merger agreement.

Interests of the Directors and Executive Officers of Spansion (see page 97)

In considering the recommendation of the Spansion board to adopt the merger agreement and approve the transactions contemplated by the merger agreement, Spansion stockholders should be aware that some of the Spansion directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Spansion stockholders generally, including, but not limited to, the following:

•	in connection with the merger, Cypress will assume outstanding options to purchase shares of Spansion common stock and restricted stock units and performance stock units of Spansion held by such directors and executive officers;

•	Spansion has entered into Change of Control Severance Agreements with certain employees, including its executive officers, entitling them to certain payments in connection with a termination of employment following a change of control of Spansion;

•	directors and executive officers of Spansion are entitled to vesting acceleration upon a change of control under various equity awards and agreements;

•	directors and officers will be indemnified by the combined company with respect to acts or omissions by them in their capacities as such prior to the effective time of the merger; and

•	under the terms of the merger agreement, four Spansion directors will be designated to serve on the board of the combined company after the effective time of the merger and Raymond Bingham will serve as Chairman of the combined company.

These interests and arrangements may create potential conflicts of interest. The Spansion board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement.

Recent Spansion Equity Awards (see page 99)

On November 14, 2014, the Spansion compensation committee approved the issuance of certain performance stock units to certain employees, which included certain executive officers, and on November 25, 2014, the Spansion board approved the issuance of certain restricted stock units to directors William Mitchell and Raymond Bingham. If such restricted stock units are outstanding as of the effective time of the merger, then they will be assumed by Cypress in accordance with the terms of the merger agreement.

The Merger Agreement

No Solicitation (see page 115)

Subject to limited exceptions, the merger agreement contains detailed provisions that prohibit Cypress and Spansion from soliciting, initiating, or knowingly encouraging or facilitating alternative acquisition proposals with any third party including but not limited to the following:

•	any acquisition or purchase of a 15% or greater interest in the total outstanding equity interests or voting securities of Cypress or Spansion;

•	any acquisition or purchase of 50% or more of any class of equity or other voting securities of one or more subsidiaries of Cypress or Spansion, the business(es) of which, individually or in the aggregate, generate 15% or more of the net revenues, net income or assets of Cypress or Spansion;

•	any merger, consolidation, business combination or other similar transaction involving Cypress or Spansion or one or more of its subsidiaries the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets of Cypress or Spansion; and

•	subject to certain exceptions, any sale, lease, exchange, transfer, license, acquisition or disposition of assets of Cypress or Spansion that generate or constitute 15% or more of the net revenues, net income or assets of Cypress or Spansion.

The merger agreement does not, however, prohibit either party from considering a bona fide, unsolicited acquisition proposal from a third party if specified conditions are met.

Cypress Governance Matters After the Merger

Immediately following the effective time of the merger:

•	the Cypress board will have eight members, comprised of T.J. Rodgers, Eric A. Benhamou and two others from the current Cypress board to be mutually agreed, and John H. Kispert, Mr. Bingham and two others from the current Spansion board to be mutually agreed;

•	the chairman of the Cypress board will be Mr. Bingham;

•	the chairman of the operations committee of the Cypress board will be Mr. Kispert;

•	the chairman of the nominating and governance committee of the Cypress board will be a current Spansion director;

•	the chairman of the audit committee of the Cypress board will be a current Cypress director;

•	the chairman of the compensation committee of the Cypress board will be a current Spansion director;

•	the chief executive officer of Cypress will be Mr. Rodgers; and

•	the chief financial officer of Cypress will be the current Cypress chief financial officer.

Conditions to Completion of the Merger (see page 122)

Several conditions must be satisfied or waived before Cypress and Spansion complete the merger, including, but not limited to, the following:

•	approval by Cypress stockholders of the issuance of shares of Cypress common stock in the merger;

•	adoption of the merger agreement by Spansion stockholders;

•	no law that has the effect of making the merger illegal or prohibiting the effective time of the merger will be in effect;

•	no order of any court preventing the completion of the merger will be in effect;

•	Cypress’ registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, will have been declared effective by the Securities and Exchange Commission;

•	receipt of all clearances, consents, approvals, authorizations and orders applicable to the merger which are required under any antitrust laws of the U.S., Germany and Japan and any other non-U.S. jurisdiction in which Cypress or Spansion have material business operations or in which Cypress and Spansion mutually agree;

•	receipt of opinions by Cypress and Spansion from their respective tax counsel that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	shares of Cypress common stock issuable in the merger will be authorized for listing on the Nasdaq Global Select Market;

•	accuracy of certain of each party’s respective representations and warranties as set forth in the merger agreement;

•	material compliance by each party with its agreements and covenants in the merger agreement; and

•	absence of a material adverse effect on Cypress and Spansion, respectively, from December 1, 2014 to the completion of the merger.

Termination; Fees and Expenses (see page 125)

Under circumstances specified in the merger agreement, either Cypress or Spansion may terminate the merger agreement, including, but not limited to, if:

•	both parties consent to termination;

•	the merger is not completed by June 1, which may be extended to September 1, 2015 and subsequently to December 1, 2015 by Cypress or Spansion under certain circumstances;

•	any governmental authority has issued or granted any order that is in effect and has the effect of making the merger illegal;

•	the required approval of the stockholders of Cypress of the issuance of shares of Cypress common stock in the merger has not been obtained at Cypress’ duly held special meeting;

•	the required approval of the stockholders of Spansion to adopt the merger agreement has not been obtained at Spansion’s duly held special meeting;

•	the other party or its board takes any of the actions in opposition to the merger described as a “triggering event” in the merger agreement; or

•	the other party breaches its representations, warranties or covenants in the merger agreement such that one or more of its conditions to completion of the merger regarding representations, warranties or covenants would not be satisfied.

Support Agreements (see page 129)

Simultaneously with the execution and delivery of the merger agreement, each of the executive officers and directors of Cypress, in their respective capacities as stockholders of Cypress, entered into support agreements with Spansion, pursuant to which such individuals agreed, among other things, to vote their respective shares of common stock of Cypress in favor of the approval of the issuance of shares of Cypress common stock pursuant to the merger agreement and against any acquisition proposal. As of December 1, 2014, the persons signing the Cypress support agreements beneficially owned an aggregate of approximately 10.31% of the outstanding Cypress common stock.

Simultaneously with the execution and delivery of the merger agreement, each of the executive officers and directors of Spansion, in their respective capacities as stockholders of Spansion, entered into support agreements with Cypress, pursuant to which such individuals have agreed, among other things, to vote their respective shares of common stock of Spansion for the approval and adoption of the merger agreement and against any acquisition proposal. As of December 1, 2014, the persons signing the Spansion support agreements beneficially owned an aggregate of approximately 5.41% of the outstanding Spansion common stock.

Delisting and Deregistration of Spansion Common Stock After the Merger

Following the effective time of the merger, Spansion common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934.

Registration of Shares of Cypress Common Stock Received in the Merger

The shares of Cypress common stock to be issued in connection with the merger will be registered under the Securities Act of 1933 and will be freely transferable. The resale restrictions in Rule 145(d) that could be applicable to persons specified in Rule 145(c) are not applicable to persons receiving stock in the merger.

No Appraisal Rights

Neither Cypress stockholders nor Spansion stockholders are entitled to appraisal rights for their shares under the Delaware General Corporation Law in connection with the merger. For further discussion of appraisal rights, see “The Merger Agreement — No Appraisal Rights” beginning on page 132 of this joint proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences

The transaction is intended to be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the transaction so qualifies, then a U.S. holder of Spansion common stock generally will not recognize any gain or loss, for federal income tax purposes, with respect to the shares of Cypress common stock they receive in the merger. However, Spansion stockholders will recognize gain or loss on any fractional shares of Cypress common stock for which cash is received in lieu of a fractional share.

The tax consequences of the transaction to each Spansion stockholder may depend on such holder’s particular facts and circumstances. Spansion stockholders are urged to consult their tax advisors to understand fully the consequences to them of the transaction in their specific circumstances. For further discussion of the material U.S. federal income tax consequences of the transaction, see “The Merger Agreement — Material United States Federal Income Tax Consequences” beginning on page 129 of this joint proxy statement/prospectus.

Regulatory Filings and Approvals Required to Complete the Merger

Cypress and Spansion have each agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the merger. The merger is subject to review by the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Under this statute, Cypress and Spansion are required to make pre-merger notification filings and await the expiration or early termination of the statutory waiting period prior to completing the merger. Cypress and Spansion completed the initial Hart-Scott-Rodino filing on December 16, 2014 and the applicable waiting period was terminated early on January 14, 2015. The merger is also subject to review by foreign governmental authorities and requires pre-merger notification and the observance of an applicable waiting period in certain countries, including Germany and Japan. Cypress and Spansion have determined such approval is not required in China. Cypress and Spansion completed the initial pre-merger notification required in Germany on December 17, 2014, and have received notification from the German Federal Cartel Office that the acquisition has been cleared to proceed. Cypress and Spansion filed a pre-merger notification with the Japan Fair Trade Commission on January 9, 2015. For further discussion of the regulatory filings and approvals required to complete the merger, see “The Merger Agreement — Regulatory Filings and Approvals Required to Complete the Merger” beginning on page 131 of this joint proxy statement/prospectus.

Additional Information — Certain Litigation Relating to the Merger

In connection with the proposed merger, two purported class action lawsuits have been filed on behalf of Spansion stockholders against members of the Spansion board, Spansion, Cypress, and Mustang Acquisition Corporation in the Superior Court of California for the County of Santa Clara. The two complaints are captioned Walter Jeter v. Spansion Inc., et al., Case No. 1-14-CV-274635 (filed December 17, 2014 and amended on January 12, 2015) and Shiva Y. Stein v. Spansion Inc., et al., Case No. 1-14-CV-274924 (filed December 24, 2014 and amended on January 12, 2015). For additional information please see the section entitled “The Merger — Litigation Relating to the Merger” beginning on page 106 of this joint proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL DATA OF CYPRESS

The following table sets forth Cypress’ selected historical consolidated financial and other data for the periods ended and as of the dates indicated. The consolidated statements of operations for the fiscal years ended December 29, 2013, December 30, 2012 and January 1, 2012 and the consolidated balance sheet data as of December 29, 2013 and December 30, 2012 have been derived from Cypress’ audited consolidated financial statements incorporated by reference into this joint proxy statement/prospectus. The consolidated statements of operations for the fiscal years ended January 2, 2011 and January 3, 2010 and the consolidated balance sheet data as of January 1, 2012, January 2, 2011 and January 3, 2010 have been derived from Cypress’ audited consolidated financial statements that are not incorporated by reference into this joint proxy statement/prospectus. The consolidated statement of operations for the nine months ended September 28, 2014 and September 29, 2013 and the consolidated balance sheet data as of September 28, 2014 have been derived from Cypress’ unaudited condensed consolidated financial statements incorporated by reference into this joint proxy statement/prospectus. The consolidated balance sheet data as of September 29, 2013 has been derived from Cypress’ unaudited condensed consolidated financial statements that are not incorporated by reference into this joint proxy statement/prospectus. The data presented below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes contained in Cypress’ most recent Annual Report on Form 10-K and its Quarterly Report on Form 10-Q for the nine months ended September 28, 2014, incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 210 of this joint proxy statement/prospectus.

	Year Ended					Nine Months Ended
	December 29, 2013	December 30, 2012	January 1, 2012	January 2, 2011	January 3, 2010	September 28, 2014	September 29, 2013
	(In thousands, except per-share amounts)
Consolidated Statement of Operations Data:
Revenues	$722,693	$769,687	$995,204	$877,532	$667,786	$541,400	$554,917
Cost of revenues	384,121	376,887	448,602	388,359	397,204	271,425	292,793
Operating income (loss)	(58,195)	(18,915)	153,719	87,864	(149,255)	15,223	(47,297)
Income (loss) attributable to Cypress	(46,364)	(22,370)	167,839	75,742	(150,424)	14,443	32,787
Noncontrolling interest, net of income taxes	(1,845)	(1,614)	(882)	(866)	(946)	(991)	(1,509)

Net income (loss)	(48,209)	(23,984)	166,957	74,876	(151,370)	13,452	(34,296)
Adjust for net loss (income) attributable to noncontrolling interest	1,845	1,614	882	866	946	991	1,509

Net income (loss) attributable to Cypress	$(46,364)	$(22,370)	$167,839	$75,742	$(150,424)	$14,443	$(32,787)
Net income (loss) per share—basic: attributable to Cypress	$(0.31)	$(0.15)	$1.02	$0.47	$(1.03)	$0.09	$(0.22)
Net income (loss) per share—basic	$(0.31)	$(0.15)	$1.02	$0.47	$(1.03)	$0.09	$(0.22)
Net income (loss) per share—diluted: attributable to Cypress	$(0.31)	$(0.15)	$0.90	$0.40	$(1.03)	$0.09	$(0.22)
Net income (loss) per share—diluted	$(0.31)	$(0.15)	$0.90	$0.40	$(1.03)	$0.09	$(0.22)
Dividends per share:
Declared	$0.44	$0.44	$0.27	$—	$—	$0.33	$0.33
Paid	$0.44	$0.42	$0.18	$—	$—	$0.33	$0.33
Shares used in per-share calculation:
Basic	148,558	149,266	164,495	161,114	145,611	157,594	147,551
Diluted	148,558	149,266	186,895	191,377	145,611	166,000	147,551

	Year Ended					Nine Months Ended
	December 29, 2013	December 30, 2012	January 1, 2012	January 2, 2011	January 3, 2010	September 28, 2014	September 29, 2013
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$104,462	$117,210	$166,330	$434,261	$299,642	$120,377	$101,389
Working capital	$13,871	$20,060	$79,190	$383,369	$279,643	$39,491	$13,387
Total assets	$765,836	$831,629	$810,090	$1,072,801	$912,508	$777,109	$795,991
Debt (1)	$248,230	$264,942	$45,767	$—	$—	$244,133	$249,578
Stockholders’ equity	$178,635	$176,861	$397,842	$702,893	$630,384	$204,807	$177,542
(1)	The debt in fiscal year 2013 primarily included $227.0 million related to Cypress’ revolving credit facility, $12.5 million of capital leases, and $8.7 million of equipment loans. The debt in fiscal year 2012 included $232.0 million related to Cypress’ revolving credit facility, $15.0 million of capital leases, $11.5 million of equipment loans, $3.3 million of a mortgage note related to Ramtron, and $3.1 million of advances received for the sale of certain of Cypress’ auction rate securities. The debt in fiscal year 2011 included $15.2 million of capital leases, $14.1 million of equipment loans and $16.4 million of advances received for the sale of certain of Cypress’ auction rate securities (all balances include both short-term and long-term portions). See Note 14 of the Notes to Consolidated Financial Statements included in Cypress’ Form 10-K for the period ending December 29, 2013 incorporated by reference in this joint proxy/prospectus for more information on revolving credit facility, equipment loans and mortgage note, see Note 18 for more information on capital leases and see Note 5 for more information on advances received for the sale of auction rate securities.

SELECTED HISTORICAL FINANCIAL DATA OF SPANSION

The following table sets forth Spansion’s summary selected historical consolidated financial and other data for the periods ended and as of the dates indicated. References to the “Predecessor” refer to Spansion and its consolidated subsidiaries up to May 10, 2010. References to “Successor” refer to Spansion and its consolidated subsidiaries after giving effect to: (i) cancellation of Spansion common stock issued prior to May 10, 2010; (ii) the issuance of Spansion common stock on or after May 10, 2010 and settlement of existing debt and other adjustments in accordance with the Plan of Reorganization confirmed by the U.S. Bankruptcy Court on April 16, 2010; and (iii) the application of fresh start accounting. The consolidated statements of operations for the Successor’s fiscal years ended December 29, 2013, December 30, 2012, and December 25, 2011 and the consolidated balance sheet data for the Successor as of December 29, 2013 and December 30, 2012 have been derived from Spansion’s audited consolidated financial statements incorporated by reference into this proxy statement/prospectus. The consolidated statements of operations for the Successor’s period from May 11, 2010 to December 26, 2010, Predecessor’s period from December 28, 2009 to May 10, 2010 and Predecessor’s fiscal year ended December 27, 2009, and the consolidated balance sheet data for the Successor as of December 25, 2011, December 26, 2010 and the Predecessor as of December 27, 2009 have been derived from Spansion’s audited consolidated financial statements that are not incorporated by reference into this joint proxy statement/prospectus. The consolidated statement of operations for the nine months ended September 28, 2014 and September 29, 2013 and the consolidated balance sheet data as of September 28, 2014 have been derived from Spansion’s unaudited condensed consolidated financial statements incorporated by reference into this joint proxy statement/prospectus. The consolidated balance sheet data as of September 29, 2013 has been derived from Spansion’s unaudited condensed consolidated financial statements that are not incorporated by reference into this joint proxy statement/prospectus. The data presented below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes contained in Spansion’s most recent Annual Report on Form 10-K and its Quarterly Report on Form 10-Q for the nine months ended September 28, 2014, incorporated by reference into this proxy statement/prospectus. See the sections entitled “Where You Can Find More Information” beginning on page 210 of this joint proxy statement/prospectus.

	Year Ended						Nine Months Ended
	Successor (1)	Successor (1)	Successor (1)	Successor (1)	Predecessor(1)	Predecessor(1)	Successor (1)	Successor (1)
	December 29, 2013	December 30, 2012	December 25, 2011	December 26, 2010		December 27, 2009	September 28, 2014	September 29, 2013
				Period from May 11, 2010 to December 26, 2010	Period from December 28, 2009 to May 10, 2010
	(In thousands, except per-share amounts)
Consolidated Statement of Operations Data:
Revenues	$971,690	$915,932	$1,069,883	$764,687$	$403,619	$1,410,653	$942,346	$658,020
Cost of revenues	719,062	632,417	847,797	647,381	274,817	1,103,757	658,864	498,640
Operating income (loss) before reorganization items	(58,422)	62,842	(5,314)	(70,586)	28,401	(105,241)	(20,192)	(48,991)
Gain on sale of Kuala Lumpur land and building (2)	—	(28,434)	—	—	—	—	—	—
Restructuring charges (credits)(3)	6,017	5,650	12,295	—	(2,772)	46,852	—	6,264
Asset impairment charges(4)	—	—	—	—	—	12,538	—	—
Interest expense(5)	(29,792)	(30,147)	(33,151)	(24,180)	(30,573)	(50,976)	(18,214)	(22,333)
Gain on acquisition of Microcontroller and Analog business	7,950	—	—	—	—	—	—	—
Gain on deconsolidation of subsidiary	—	—	—	—	—	—	—	30,100
Income (loss) before reorganization items and income taxes	(75,858)	37,383	(34,511)	(94,591)	(5,076)	(122,079)	(36,612)	(55,461)
Reorganization items	—	—	—	—	370,340	(391,383)	—	—
Income (loss) before income taxes	(75,858)	37,383	(34,511)	(94,591)	365,264	(513,462)	(36,612)	(55,461)
Benefit / (Provision) for income taxes (6)	(2,410)	(12,999)	(21,037)	(2,101)	(1,640)	(597)	(8,703)	891
Income (loss) attributable to Spansion	(78,268)	24,887	(55,886)	(96,692)	363,624	(514,059)	(45,315)	(54,570)
Noncontrolling interest, net of income taxes	—	(503)	338	—	—	—	—	—

Net income (loss)	(78,268)	24,384	(55,548)	(96,692)	363,624	(514,059)	(45,315)	(54,570)
Adjust for net loss (income) attributable to noncontrolling interest	—	503	(338)	—	—	—	—	—

Net income (loss) attributable to Spansion Inc.	$(78,268)	$24,887	$(55,886)	$(96,692)	$363,624	$(514,059)	$(45,315)	$(54,570)
Net income (loss) per share—basic:
attributable to Spansion	$1.34	$0.41	$(0.91)	$(1.60)	$2.24	$(3.18)	$(0.75)	$(0.93)
Net income (loss) per share—basic	$1.34	$0.41	$(0.91)	$(1.60)	$2.24	$(3.18)	$(0.75)	$(0.93)
Net income (loss) per share—diluted:
attributable to Spansion	$1.34	$0.41	$(0.91)	$(1.60)	$2.24	$(3.18)	$(0.75)	$(0.93)
Net income (loss) per share—diluted	$1.34	$0.41	$(0.91)	$(1.60)	$2.24	$(3.18)	$(0.75)	$(0.93)
Shares used in per-share calculation:
Basic	58,599	59,984	61,338	60,479	162,439	161,847	60,705	58,506
Diluted	58,599	61,021	61,338	60,479	162,610	161,847	60,705	58,506

	Year Ended					Nine Months Ended
	December 29, 2013	December 30, 2012	December 25, 2011	December 26, 2010	December 27, 2009	September 28, 2014	September 29, 2013
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$311,497	$313,897	$262,705	$354,273	$425,238	$326,769	$228,392
Working capital	$397,711	$481,512	$395,565	$439,972	$553,023	$418,615	$412,815
Total assets	$1,380,921	$1,172,166	$1,191,145	$1,399,305	$1,437,977	$1,384,296	$1,306,886
Long-term debt and capital lease obligations, including current portion, short term note, and notes payable to banks under revolving loans	$501,932	$416,295	$449,399	$454,909	$64,150	$409,569	$419,169
Liabilities subject to compromise	$—	$—	$—	$—	$987,127	$—	$—
Stockholders’ deficit	$537,460	$561,774	$522,541	$624,285	$(857,693)	$533,920	$556,893

(1)	References to the “Predecessor” refer to Spansion and its consolidated subsidiaries up to May 10, 2010. References to “Successor” refer to Spansion and its consolidated subsidiaries after May 10, 2010 after giving effect to: (i) the cancellation of Spansion common stock issued prior to May 10, 2010; (ii) the issuance of Spansion common stock on or after May 10, 2010 and settlement of existing debt and other adjustments in accordance with the Plan of Reorganization confirmed by the U.S. Bankruptcy Court on April 16, 2010; and (iii) the application of fresh start accounting.
(2)	The gain of $28.4 million, net of selling expenses was recognized on the sale of our Kuala Lumpur, Malaysia facility in the second quarter of fiscal 2012.
(3)	The 2011 Restructuring Plan was initiated in the fourth quarter of fiscal 2011 to align the business with market conditions. The 2013 Restructuring Plan, beginning in the third quarter of 2013, was implemented to rationalize our global workforce.
(4)	The asset impairment charge for fiscal 2009 includes pre-tax impairment on an equity investment and loan to an investee.
(5)	Contractual interest expense for the year ended December 27, 2009 was approximately $89.4 million.
(6)	The provision for income taxes in fiscal 2009 includes a decrease of $457.9 million in valuation allowances against deferred tax assets in Spansion Japan resulting from the deconsolidation of Spansion Japan in March 2009. However, the decrease in the amount of deferred tax assets had no impact on the provision for income taxes since the deferred tax assets had a full valuation allowance.

SELECTED UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION OF CYPRESS AND SPANSION

The following selected unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the merger. The unaudited pro forma condensed combined balance sheet information gives effect to the merger as if it occurred on September 28, 2014. The unaudited pro forma condensed combined income statement information for the nine months ended September 28, 2014 and the year ended December 29, 2013 gives effect to the merger as if it occurred on December 31, 2012. The unaudited pro forma condensed combined income statement for the year ended December 29, 2013 also gives effect to the acquisition by Spansion of the Microcontroller and Analog business, which we refer to as the AM Business, of Fujitsu Semiconductor Limited on August 1, 2013 as if it occurred on December 31, 2012.

This unaudited pro forma condensed combined financial information is for informational purposes only. It does not purport to indicate the results that would actually have been obtained had the merger been completed on the assumed date or for the periods presented, or which may be realized in the future. A final determination of the fair value of Spansion’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Spansion that exist as of the date of closing of the merger and, therefore, cannot be made prior to that date. Additionally, the value of the portion of the merger consideration to be paid in shares of Cypress common stock will be determined based on the trading price of Cypress common stock at the time of the closing of the merger.

The selected unaudited pro forma condensed combined financial information (i) has been derived from and should be read in conjunction with the section entitled “The Merger—Reasons for the Merger—Certain Prospective Financial Information Reviewed by the Cypress Board and Cypress’ Financial Advisor” and the related notes beginning on page 77 of this joint proxy statement/prospectus and (ii) should be read in conjunction with the historical consolidated financial statements of Cypress Semiconductor and Spansion and the AM Business incorporated by reference into this joint proxy statement/prospectus.

	Nine Months Ended September 28, 2014	Year Ended December 29, 2013
Pro Forma Income Statement Information (in thousands, except per share amounts)
Revenue	$1,483,746	$1,983,914
Operating loss	(97,778)	(404,957)
Net income (loss)	(124,682)	(428,577)
Net income (loss) attributable to common stockholders	(123,691)	(426,732)
Net income (loss) attributable to common stockholders per share—basic	$(0.38)	$(1.34)
Net income (loss) attributable to common stockholders per share—diluted	$(0.38)	$(1.34)

September 28, 2014
Pro Forma Balance Sheet Information (in thousands)
Total current assets	$1,247,440
Goodwill	1,244,226
Total assets	4,152,417
Long term revolving credit facility and debt including current	661,167
Total stockholders’ equity	$2,662,935

UNAUDITED COMPARATIVE PER SHARE DATA

Presented below are Cypress’ and Spansion’s historical per share data for the nine months ended September 28, 2014 and the year ended December 29, 2013 and unaudited pro forma combined per share data for the nine months ended September 28, 2014 and the year ended December 29, 2013. This information should be read together with the consolidated financial statements and related notes of Cypress and Spansion that are incorporated by reference into this joint proxy statement/prospectus and with the unaudited pro forma condensed combined financial information included in the section entitled “Reasons for the Merger—Certain Prospective Financial Information Reviewed by the Cypress Board and Cypress’ Financial Advisor” beginning on page 77 of this joint proxy statement/prospectus and in the section entitled “The Merger—Reasons for the Merger—Certain Prospective Financial Information Reviewed by the Spansion Board and Spansion’s Financial Advisor” beginning on page 94 of this joint proxy statement/prospectus. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.

The historical book value per share is computed by dividing total stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma income per share of the combined company is computed by dividing the pro forma income by the pro forma weighted average number of shares outstanding. The pro forma book value per share of the combined company is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period. The Spansion unaudited pro forma equivalent per share financial information is computed by multiplying the Cypress unaudited pro forma combined per share amounts by the exchange ratio (2.457 shares of Cypress common stock for each share of Spansion common stock). Book value per share amounts are not calculated for December 29, 2013 on a pro forma basis as purchase accounting adjustments in the unaudited proforma statements have been determined only as of September 28, 2014.

	Nine Months Ended September 28, 2014	Year Ended December 29, 2013
Cypress Semiconductor
Net income (loss) attributable to common stockholders per common share-basic:
Historical	$0.09	$(0.31)
Pro forma	$(0.38)	$(1.34)
Net income (loss) attributable to common stockholders per common share-diluted:
Historical	$0.09	$(0.31)
Pro forma	$(0.38)	$(1.34)
Book value per common share
Historical	$1.31	$1.20
Pro forma	$8.10	n/a
Spansion Inc.
Net income (loss) attributable to common stockholders per common share-basic:
Historical	$(0.75)	$(1.34)
Equivalent pro forma	$(0.93)	$(3.29)
Net income (loss) attributable to common stockholders per common share-diluted:
Historical	$(0.75)	$(1.34)
Equivalent pro forma	$(0.93)	$(3.29)
Book value per common share
Historical	$8.64	$9.13
Equivalent pro forma	$19.91	n/a

COMPARATIVE PER SHARE MARKET PRICE DATA

Cypress common stock trades on the Nasdaq Global Select Market under the symbol “CY.” Spansion common stock trades on the New York Stock Exchange under the symbol “CODE.”

The following table shows the high and low sales prices per share of Cypress common stock and Spansion common stock on (1) November 28, 2014, the last full trading day preceding public announcement that Cypress and Spansion had entered into the merger agreement, and (2) [—], the last full trading day for which high and low sales prices were available as of the date of this joint proxy statement/prospectus.

The table also includes the equivalent high and low sales prices per share of Spansion common stock on those dates. These equivalent high and low sales prices per share reflect the fluctuating value of Cypress common stock that Spansion stockholders would receive in exchange for each share of Spansion common stock if the merger were completed on either of these dates, applying the exchange ratio of 2.457 shares of Cypress common stock for each share of Spansion common stock.

	Cypress Common Stock				Spansion Common Stock				Equivalent Price per Share
	High		Low		High		Low		High		Low
November 28, 2014		$10.72		$10.55		$23.48		$22.685		$26.34		$25.92
[—]	$	[—]	$	[—]	$	[—]	$	[—]	$	[—]	$	[—]

The above table shows only historical comparisons. These comparisons may not provide meaningful information to (i) Cypress stockholders in determining whether to approve the issuance of shares of Cypress common stock in connection with the merger or (ii) Spansion stockholders in determining whether to adopt the merger agreement and approve the transactions contemplated by the merger agreement. Cypress and Spansion stockholders are urged to obtain current market quotations for Cypress and Spansion common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering whether to approve the issuance of shares of Cypress common stock in the merger in the case of Cypress stockholders, and whether to adopt the merger agreement and approve the transactions contemplated by the merger agreement in the case of Spansion stockholders. See the section entitled “Where You Can Find More Information” beginning on page 210 of this joint proxy statement/prospectus.

RECENT DEVELOPMENTS

Cypress Recent Developments

On January 22, 2015, Cypress issued an earnings release reporting its unaudited financial results for the fourth quarter and fiscal year ended December 28, 2014, a copy of which was furnished to the SEC on Form 8-K on January 22, 2015. Cypress’ unaudited fourth quarter and fiscal 2014 results were as follows:

	GAAP		Non-GAAP
	Q4 2014	FY 2014	Q4 2014	FY 2014
Revenue	$184,097	$725,497	$184,097	$725,497
Gross margin	50.9%	50.1%	52.4%	52.6%
Pretax margin	2.7%	2.1%	12.6%	12.6%
Net income	$3,503	$17,936	$22,056	$87,291
Diluted earnings per share	$0.02	$0.11	$0.13	$0.52

A reconciliation of the non-GAAP measures to the most directly comparable GAAP financial measures is provided below:

	Q4 2014	% of Revenue	FY2014	% of Revenue
GAAP gross margin	$93,702	50.9%	$363,677	50.1%
Stock-based compensation expense	2,759	1.5%	13,209	1.8%
Acquisition costs and related amortization	22	0.0%	(86)	0.0%
Changes in value of deferred compensation plan	(44)	0.0%	427	0.1%
Impairment of assets, restructuring and other	—	0.0%	4,489	0.6%

Non-GAAP gross margin	$96,439	52.4%	$381,716	52.6%

GAAP pretax margin	4,890	2.7%	15,345	2.1%
Stock-based compensation expense	6,748	3.7%	50,170	6.9%
Acquisition costs and related amortization	8,622	4.7%	14,244	2.0%
Changes in value of deferred compensation plan	(1,048)	-0.6%	61	0.0%
Legal and other	1,330	0.7%	1,330	0.2%
Impairment of assets, restructuring and other	327	0.2%	3,737	0.5%
Tax related and other items	(618)	-0.3%	(263)	0.0%
Investment related losses	1,495	0.8%	1,495	0.2%
Losses from equity method investment	1,403	0.7%	5,068	0.7%

Non-GAAP pretax margin	23,149	12.6%	91,187	12.6%

GAAP net income	$3,503		$17,936
Stock-based compensation expense	6,748		50,170
Acquisition costs and related amortization	8,622		14,244
Changes in value of deferred compensation plan	(1,048)		61
Investment related losses	1,495		1,495
Impairment of assets, restructuring and other	327		3,737
Legal and other	1,330		1,330
Tax related and other items	(324)		(6,750)
Losses from equity method investment	1,403		5,068

Non-GAAP net income	$22,056		$87,291

GAAP diluted earnings per share	$0.02		$0.11
Stock-based compensation expense	0.04		0.30

	Q4 2014	FY2014
Acquisition costs and related amortization	0.05	0.08
Changes in value of deferred compensation plan	(0.01)	—
Impairment of assets, restructuring and other	—	0.02
Legal and other	0.01	0.01
Tax related and other items	—	(0.04)
Investment related losses (gains)	0.01	0.01
Losses from equity method investment	0.01	0.03

Non-GAAP diluted earnings per share	$0.13	$0.52

Cypress management believes that these non-GAAP financial measures reflect an additional and useful way of viewing aspects of Cypress’ operations that, when viewed in conjunction with Cypress’ GAAP results, provide a more comprehensive understanding of the various factors and trends affecting Cypress’ business and operations. Cypress management uses these non-GAAP measures for strategic and business decision-making, internal budgeting, forecasting and resource allocation processes. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to Cypress’ historical operating results and comparisons to competitors’ operating results.

Spansion Recent Developments

On January 22, 2015, Spansion issued an earnings release reporting its unaudited financial results for the fourth quarter ended December 28, 2014, a copy of which was furnished to the SEC on Form 8-K on January 22, 2015. Spansion reported unaudited fourth quarter 2014 revenues of $309.5 million gross margin of 31.9% and net loss of $9.7 million or 16 cents per diluted share.

Cash, cash equivalents and short-term investments totaled $300.7 million at the end of the fourth quarter of 2014.

RISK FACTORS

In addition to the other information included or incorporated by reference in, and found in the annexes attached to, this joint proxy statement/prospectus, including the matters addressed under the section entitled “Cautionary Statement Regarding Forward-Looking Information” beginning on page 28 of this joint proxy statement/prospectus, Cypress stockholders should carefully consider the following risks before deciding whether to vote for approval of the issuance of the shares of Cypress common stock in connection with the merger and whether to vote to approve the amended Cypress stock plan, and Spansion stockholders should carefully consider the following risks before deciding whether to vote for adoption of the merger agreement and approval of the transactions contemplated by the merger agreement. In addition, stockholders of Cypress and Spansion should read and consider the risks associated with each of the businesses of Cypress and Spansion because these risks will relate to the combined company. Certain of these risks can be found in Cypress’ annual report on Form 10-K for the fiscal year ended December 29, 2013, and in Cypress’ quarterly report on Form 10-Q for the period ended September 28, 2014, each of which is incorporated by reference into this joint proxy statement/prospectus, and in Spansion’s annual report on Form 10-K for the fiscal year ended December 29, 2013, and in Spansion’s quarterly report on Form 10-Q for the period ended September 28, 2014, each of which is incorporated by reference into this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 210 of this joint proxy statement/prospectus.

Risk Factors Relating to the Merger

Spansion stockholders will receive a fixed ratio of 2.457 shares of Cypress common stock for each share of Spansion common stock regardless of any changes in market value of Spansion common stock or Cypress common stock before the completion of the merger.

At the effective time of the merger, each share of Spansion common stock will be converted into the right to receive 2.457 shares of Cypress common stock. There will be no adjustment to the exchange ratio (except for adjustments to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with respect to Cypress common stock or Spansion common stock), and the parties do not have a right to terminate the merger agreement based upon changes in the market price of either Cypress common stock or Spansion common stock. Accordingly, the dollar value of Cypress common stock that Spansion stockholders will receive upon completion of the merger will depend upon the market value of Cypress common stock at the time of completion of the merger, which may be different from, and lower or higher than, the closing price of Cypress common stock on the last full trading day preceding the public announcement on December 1, 2014, that Cypress and Spansion entered into the merger agreement, the last full trading day prior to the date of this joint proxy statement/prospectus or the last full trading day prior to the date of the stockholder meetings. Moreover, completion of the merger may occur some time after the requisite stockholder approvals have been obtained. The market values of Cypress common stock and Spansion common stock have varied since Cypress and Spansion entered into the merger agreement and will continue to vary in the future due to changes in the business, operations or prospects of Cypress and Spansion, market assessments of the merger, regulatory considerations, market and economic considerations, and other factors both within and beyond the control of Cypress and Spansion.

The issuance of shares of Cypress common stock to Spansion stockholders in the merger will substantially reduce the percentage interests of Cypress stockholders.

If the merger is completed, Cypress and Spansion expect that (i) approximately [—] shares of Cypress common stock would be issued to Spansion stockholders (including holders of shares subject to a repurchase option or obligation, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with Spansion) and (ii) upon exercise or settlement of assumed equity awards, up to approximately [—] shares will be issued to holders of assumed options, restricted stock units and performance stock units.

Cypress stockholders on the one hand, and former Spansion stockholders, on the other hand, are each expected to own approximately 50% of the fully diluted shares of Cypress common stock following the completion of the merger based on each of Cypress’ and Spansion’s fully diluted shares including equity awards (using the treasury method) and net share settlement of the Spansion exchangeable 2.00% senior notes. The issuance of shares of Cypress common stock to Spansion stockholders in the merger and the assumption by Cypress of Spansion options, restricted stock units and performance stock units will cause a significant reduction in the relative percentage interest of current Cypress stockholders in earnings, voting, liquidation value and book and market value.

Failure to successfully integrate the businesses of Cypress and Spansion in the expected time-frame may adversely affect the combined company’s future results.

Cypress and Spansion entered into the merger agreement with the expectation that the merger will result in various benefits, including certain cost savings and operational efficiencies or synergies. To realize these anticipated benefits, the businesses of Cypress and Spansion must be successfully integrated. Historically, Cypress and Spansion have been independent companies, and they will continue to be operated as such until the completion of the merger. The integration may be complex and time consuming and may require substantial resources and effort. The management of the combined company may face significant challenges in consolidating the operations of Cypress and Spansion, integrating the two companies’ technologies, procedures, and policies, as well as addressing the different corporate cultures of the two companies. If the companies are not successfully integrated, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected.

Customer uncertainties related to the merger could adversely affect the businesses, revenues and gross margins of Cypress, Spansion and the combined company.

In response to the announcement of the merger or due to ongoing uncertainty about the merger, customers of Cypress or Spansion may delay or defer purchasing decisions or elect to switch to other suppliers. In particular, prospective customers could be reluctant to purchase the products and services of Cypress, Spansion or the combined company due to uncertainty about the direction of the combined company’s offerings and willingness to support existing products. To the extent that the merger creates uncertainty among those persons and organizations contemplating purchases such that customers delay, defer or change purchases in connection with the planned merger, the revenues of Cypress, Spansion or the combined company would be adversely affected. Customer assurances may be made by Cypress and Spansion to address their customers’ uncertainty about the direction of the combined company’s product and related support offerings, which may result in additional obligations of Cypress, Spansion or the combined company. As a result of any of these actions, quarterly revenues and net earnings of Cypress, Spansion or the combined company could be substantially below expectations of market analysts and a decline in the companies’ respective stock prices could result.

Certain directors and executive officers of Cypress and Spansion have interests in the merger that may be different from, or in addition to, the interests of Cypress stockholders and Spansion stockholders.

Executive officers of Cypress and Spansion negotiated the terms of the merger agreement under the direction of the boards of Cypress and Spansion, respectively. The board of Cypress unanimously approved the merger agreement, unanimously approved the amendment and restatement of Cypress’ 2013 Stock Plan subject to the approval of the Cypress stockholders and unanimously recommends that Cypress stockholders vote in favor of the amendment and restatement of Cypress’ 2013 Stock Plan and in favor of the issuance of shares of Cypress common stock in connection with the merger, and the board of Spansion unanimously approved the merger agreement and the transactions contemplated thereby and unanimously recommended that Spansion stockholders vote in favor of the of the adoption of the merger agreement and the transactions contemplated thereby. These directors and executive officers may have interests in the merger that are different from, or in addition to, or may be deemed to conflict with, yours. These interests include the continued employment of certain executive officers of Cypress and Spansion by Cypress, the continued positions of certain directors of

Cypress and Spansion as directors of the combined company and the indemnification of former Cypress and Spansion directors and officers by the combined company. With respect to Spansion directors and executive officers, these interests also include the treatment in the merger of employment agreements, change of control and severance agreements, restricted stock units, stock options and other rights held by these directors and executive officers, including the right to vesting acceleration upon a change of control under various equity awards and agreements. Cypress stockholders should be aware of these interests when they consider the Cypress board’s recommendation that Cypress stockholders vote in favor of the proposal to issue shares of Cypress common stock in the merger and in favor of the proposal to approve the amendment and restatement of Cypress’ 2013 Stock Plan, and Spansion stockholders should be aware of these interests when they consider the Spansion board’s recommendation that they vote in favor of the proposal to adopt the merger agreement and approve the transactions contemplated thereby. For a discussion of the interests of directors and executive officers in the merger, see “The Merger — Reason for the Merger — Interests of the Directors and Executive Officers of Spansion in the Merger” beginning on page 97 of this joint proxy statement/prospectus.

Provisions of the merger agreement may deter alternative business combinations and could negatively impact the stock prices of Cypress and Spansion if the merger agreement is terminated in certain circumstances.

In connection with the execution and delivery of the merger agreement, each of Spansion and Cypress agreed to immediately cease all existing activities, discussions or negotiations with any persons previously conducted with respect to certain acquisition proposals and acquisition transactions relating to Spansion and Cypress. The merger agreement prohibits Cypress and Spansion from soliciting, initiating, or knowingly encouraging or facilitating certain acquisition proposals with any third party, subject to exceptions set forth in the merger agreement. The merger agreement also provides for the payment by Cypress or Spansion of a termination fee of $60 million if the merger agreement is terminated in certain circumstances in connection with a competing third party acquisition proposal for one of the companies. See the section entitled “The Merger Agreement — Cypress and Spansion Are Required to Terminate any Existing Discussions with Third Parties and are Prohibited from Soliciting Other Offers” beginning on page 115 and “The Merger Agreement — Termination; Fees and Expenses” beginning on page 125 of this joint proxy statement/prospectus. These provisions limit Cypress’ and Spansion’s ability to pursue offers from third parties that could result in greater value to Cypress stockholders or Spansion stockholders, as the case may be. The obligation to pay the termination fee also may discourage a third party from pursuing an acquisition proposal. If the merger is terminated and Cypress or Spansion determine to seek another business combination, neither Cypress nor Spansion can assure its stockholders that they will be able to negotiate a transaction with another company on terms comparable to the terms of the merger, or that they will avoid incurrence of any fees associated with the termination of the merger agreement.

In the event the merger is terminated by Cypress or Spansion in circumstances that obligate either party to pay the termination fee to the other party, including where either party terminates the merger agreement because the other party’s board withdraws its support of the merger, Cypress’ and/or Spansion’s stock prices may decline.

Cypress, Spansion and, following the merger, the combined company, must continue to retain, recruit, and motivate executives and other key employees, and failure to do so could negatively affect the combined company.

For the merger to be successful, both Cypress and Spansion must continue to retain, recruit, and motivate executives and other key employees during the period before the merger is completed. Further, the combined company must be successful at retaining, recruiting, and motivating key employees following the completion of the merger in order for the benefits of the transaction to be fully realized. Employees of both Cypress and Spansion may experience uncertainty about their future roles with the combined company until, or even after, strategies with regard to the combined company are announced and executed. The potential distractions related to the merger may adversely affect the ability of Cypress, Spansion and, following completion of the merger, the combined company, to keep executives and other key employees focused on business strategies and goals, to address other important personnel matters and to retain them at all. A failure by Cypress, Spansion or, following the completion of the merger, the combined company, to attract, retain, and motivate executives and other key employees during the period prior to or after the completion of the merger could have a negative impact on their respective businesses.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus may not be indicative of what the combined company’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is presented solely for illustrative purposes and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. This unaudited pro forma condensed combined financial information reflects adjustments that were developed using preliminary estimates based on available information and various assumptions, and may be revised as additional information becomes available. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus.

If the proposed merger is not completed, Cypress and Spansion will have incurred substantial costs that may adversely affect Cypress’ and Spansion’s financial results and operations and the market price of Cypress and Spansion common stock.

If the merger is not completed, the prices of Cypress common stock and Spansion common stock may decline to the extent that the current market prices of Cypress common stock and Spansion common stock reflect a market assumption that the merger will be completed. In addition, Cypress and Spansion have incurred and will incur substantial costs in connection with the proposed merger. These costs are primarily associated with the fees of attorneys, accountants and Cypress’ and Spansion’s financial advisors. In addition, Cypress and Spansion have each diverted significant management resources in an effort to complete the merger and are each subject to restrictions contained in the merger agreement on the conduct of their respective businesses during the pendency of the merger. If the merger is not completed, Cypress and Spansion will have received little or no benefit in respect of such costs incurred. Also, if the merger is not completed under certain circumstances specified in the merger agreement, Cypress or Spansion may be required to pay a termination fee to the other of $60 million. See the section entitled “The Merger Agreement — Termination; Fees and Expenses” beginning on page 125 of this joint proxy statement/prospectus.

Further, if the merger is not completed, Cypress and Spansion may experience negative reactions from the financial markets and Cypress’ and Spansion’s suppliers, customers and employees. Each of these factors may adversely affect the trading price of Cypress and/or Spansion common stock and Cypress’ and/or Spansion’s financial results and operations.

The merger is subject to the receipt of consents and approvals from governmental entities that may impose conditions that could have an adverse effect on Cypress or Spansion or could cause a termination of the merger agreement prior to completion of the merger.

Completion of the merger is conditioned upon the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and also review by foreign governmental authorities and requires pre-merger notification and the observance of an applicable waiting period in certain countries, including Germany and Japan. Certain of these reviews will involve the relevant governmental entity’s consideration of the effect of the merger on competition in various jurisdictions. Cypress and Spansion have determined that such approval is not required in China.

On January 14, 2015, Cypress and Spansion received notice of the early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and Cypress and

Spansion have also received notification from the German Federal Cartel Office that the acquisition has been cleared to proceed. Other reviewing governmental authorities may not permit the merger at all or may impose restrictions or conditions on the merger that may seriously harm the combined company if the merger is completed. These conditions could include a complete or partial license, divestiture, spin-off or the holding separate of assets or businesses. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction.

Cypress and Spansion also may agree to restrictions or conditions imposed by governmental authorities in order to obtain regulatory approval, and these restrictions or conditions could harm the combined company’s operations. No additional stockholder approvals are expected to be required for any decision by Cypress or Spansion, after the special meeting of Spansion stockholders and the special meeting of Cypress stockholders, to agree to any terms and conditions necessary to resolve any regulatory objections to the merger.

In addition, during or after the statutory waiting periods, and even after completion of the merger, governmental authorities could seek to block or challenge the merger as they deem necessary or desirable in the public interest. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws of such jurisdiction challenging or seeking to enjoin the merger, before or after it is completed. Cypress, Spansion or the combined company may not prevail, or may incur significant costs, in defending or settling any action under antitrust laws. See “The Merger Agreement — Conditions to Obligations to Complete the Merger” beginning on page 122 and “The Merger Agreement — Regulatory Filings and Approvals Required to Complete the Merger” beginning on page 131 of this joint proxy statement/prospectus.

Risk Factors Relating to the Combined Company Following the Merger

The market price for shares of the combined company’s common stock may be affected by factors different from those affecting the market price for shares of Cypress common stock and Spansion common stock prior to the merger.

Although in operating in the semiconductor industry the combined company will generally be subject to the same risks that each of Cypress and Spansion currently face, those risks may affect the results of operations of the combined company differently than they could affect the results of operations of each of Cypress and Spansion as separate companies. Additionally, the results of operations of the combined company may be affected by additional or different factors than those that currently affect the results of operations of Cypress and Spansion, including, but not limited to, complexities associated with managing the larger, more complex, combined business; integrating personnel from the two companies while maintaining focus on providing products and services; and potential performance shortfalls resulting from the diversion of management’s attention caused by integrating the companies’ operations.

For a discussion of the businesses of Cypress and Spansion and of various factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under the section entitled “Where You Can Find More Information” beginning on page 210 of this joint proxy statement/prospectus.

Volatility in supply and demand conditions for the combined company’s products could materially and negatively impact the business of the combined company.

The semiconductor industry has historically been characterized by wide fluctuations in the demand for, and supply of, semiconductors. Demand for products of the combined company will depend in large part on the continued growth of various electronics industries that use their products, including, but not limited to:

•	consumer electronics, including mobile handsets, tablets, and notebook PC’s;

•	automotive electronics and industrial controls;

•	wireless telecommunications equipment;

•	computers and computer-related peripherals;

•	memory products; and

•	networking equipment.

Any downturn, shift in product launch schedules or reduction in the growth of these industries could seriously harm the business, financial condition and results of operations of the combined company.

The combined company may not be able to adequately protect or enforce its intellectual property rights, which could harm its competitive position.

The combined company’s success and future revenue growth will depend, in part, on its ability to protect its intellectual property. The combined company will primarily rely on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect its proprietary technologies and processes. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose proprietary technologies and processes, despite efforts by the combined company to protect its proprietary technologies and processes. While the combined company will hold a significant number of patents, there can be no assurances that any additional patents will be issued. Even if new patents are issued, the claims allowed may not be sufficiently broad to protect the combined company’s technology. In addition, any of Cypress’ or Spansion’s existing patents, and any future patents issued to the combined company, may be challenged, invalidated or circumvented. As such, any rights granted under these patents may not provide the combined company with meaningful protection. Cypress and Spansion may not have, and in the future the combined company may not have, foreign patents or pending applications corresponding to its U.S. patents and applications. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. If the combined company’s patents do not adequately protect its technology, competitors may be able to offer products similar to the combined company’s products. The combined company’s competitors may also be able to develop similar technology independently or design around its patents.

Failure to develop, introduce and sell new products or failure to develop and implement new technologies, could adversely impact the financial results of the combined company.

The semiconductor industry is a highly competitive, quickly changing environment marked by rapid obsolescence of existing products. Success of the combined company will depend on its ability to develop and introduce new products and software platforms that customers choose to buy. The new products the market requires tend to be increasingly complex, incorporating more functions and operating at faster speeds than old products. Increasing complexity generally requires smaller features on a chip, making manufacturing new generation products substantially more difficult as compared to prior generations. If the combined company fails to introduce new product designs or technologies in a timely manner or if customers do not successfully introduce new systems or products incorporating products of the combined company, the business, financial condition and results of operations of the combined company could be materially harmed.

Dependency upon third parties to manufacture, distribute and generate a significant portion of product sales could seriously harm financial performance of the combined company.

Cypress and Spansion currently rely on independent contractors to manufacture and assemble many of their products. A shortage in foundry manufacturing capacity could hinder the combined company’s ability to meet demand for its products or result in wafer price increases, both of which could adversely affect the combined company’s operating results. Additionally, a significant portion Cypress’ and Spansion’s sales are through independent distributors. The combined company may rely on many distributors to assist in creating customer demand, providing technical support, filling customer orders, stocking products and other value-added services to its customers. The combined company may face ongoing business risks due to reliance on such distributors to create and maintain customer relationships where the combined company has a limited or no direct relationship.

The semiconductor industry is prone to intellectual property litigation.

As is typical in the semiconductor industry, each of Cypress and Spansion is frequently involved in disputes regarding patent and other intellectual property rights. Each of Cypress and Spansion has in the past received, and the combined company may in the future receive, communications from third parties asserting that certain of its products, processes or technologies infringe upon their patent rights, copyrights, trademark rights or other intellectual property rights, and the combined company may also receive claims of potential infringement if it attempts to license intellectual property to others. Defending these claims may be costly and time consuming, and may divert the attention of management and key personnel from other business issues. Claims of intellectual property infringement also might require the combined company to enter into costly royalty or license agreements. The combined company may be unable to obtain royalty or license agreements on acceptable terms. Resolution of whether any of the products or intellectual property of the combined company has infringed on valid rights held by others could adversely affect the results of operations or financial position and may require material changes in production processes and products.

General economic weakness and geopolitical factors may harm the combined company’s operating results and financial condition.

The results of operations of the combined company will be dependent to a large extent upon the global economy. Geopolitical factors such as terrorist activities, armed conflict or global health conditions that adversely affect the global economy may adversely affect the operating results and financial condition of the combined company.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This joint proxy statement prospectus contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between Cypress and Spansion. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies; the ability of the combined company to drive growth and expand customer and partner relationships; statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings and approvals related to the merger or the closing of the merger; statements regarding future economic conditions or performance; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expect,” “anticipate,” “continue,” “project,” “believe,” “plan,” “could,” “estimate,” “forecast,” “guidance,” “intend,” “may,” “plan,” “possible,” “potential,” “predict,” “pursue,” “should,” “target” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:

Operating Factors:

•	fluctuations in Cypress’ and Spansion’s operating results, which may be influenced by, among other things, changes in semiconductor industry conditions;

•	Cypress’ and Spansion’s inability to accurately predict market needs, failure to achieve design wins with customers, or the market’s failure to accept Cypress’ and Spansion’s new products and technologies and the products of our respective customers;

•	Cypress’ and Spansion’s inability to achieve, maintain or improve manufacturing yields and margins or to increase utilization levels of our manufacturing capacities;

•	customer concentration risks, including the gain or loss of significant customers;

•	risks associated with Cypress’ and Spansion’s reliance on certain suppliers;

•	downward pressure on average selling prices of Cypress’ and Spansion’s products;

•	results in pending and future litigation or other proceedings that would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with those proceedings;

•	Cypress’ and Spansion’s inability to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

•	the ability to retain key employees, customers and suppliers; and

•	the impact of global economic conditions, fluctuations in exchange rates, labor relations, competitive actions taken by other semiconductor businesses or other competitors, terrorist attacks or natural disasters.

Transaction-Related Factors:

•	occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions;

•

possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the Cypress stockholders to approve the issuance of shares of Cypress common stock in connection with the merger or the failure of the Spansion stockholders to adopt the merger agreement and approve the transactions contemplated by the merger agreement;

•	uncertainty as to whether Cypress and Spansion will be able to complete the merger on the terms set forth in the merger agreement;

•	ability to obtain regulatory approvals required to complete the transactions contemplated by the merger agreement, and the timing and conditions for such approvals;

•	taking of governmental action (including the passage of legislation) to block the transactions contemplated by the merger agreement or otherwise adversely affecting Cypress and Spansion;

•	outcome of any legal proceedings that have been or may be instituted against Cypress, Spansion or others following announcement of the transactions contemplated by the merger agreement;

•	challenges, disruptions and costs of closing, integrating, restructuring and achieving anticipated synergies, or that such synergies will take longer to realize than expected; and

•	uncertainty as to the long-term value of Cypress common stock.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors set forth in this joint proxy statement/prospectus beginning on page 21 of this joint proxy statement/prospectus and the risk factors included in Cypress’ and Spansion’s most recent reports on Form 10-K and Form 10-Q and other documents of Cypress and Spansion on file with the Securities and Exchange Commission and incorporated by reference herein. Any forward-looking statements made in this joint proxy statement/prospectus are qualified in their entirety by the cautionary statements contained or referred to in this section, and there is no assurance that the actual results or developments anticipated by us will be realized or that, even if substantially realized, they will have the expected consequences to, or effects on, us or our businesses or operations. All subsequent written and oral forward-looking statements concerning Cypress, Spansion, the transactions contemplated by the merger agreement or other matters attributable to Cypress or Spansion or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except to the extent required by applicable law, Cypress and Spansion are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

INFORMATION ABOUT THE COMPANIES

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

Cypress Semiconductor Corporation, a Delaware corporation and referred to in this joint proxy statement/prospectus as “Cypress,” delivers high-performance, mixed-signal programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the flagship PSoC® 1, PSoC 3, PSoC 4, and PSoC 5LP programmable system-on-chip families. Cypress is the world leader in capacitive user interface solutions including CapSense® touch sensing, TrueTouch® touchscreens, and trackpad solutions for notebook PCs and peripherals. Cypress is a world leader in USB controllers, which enhance connectivity and performance in a wide range of consumer and industrial products. Cypress is also the world leader in SRAM and nonvolatile RAM memories. Cypress serves numerous major markets, including consumer, mobile handsets, computation, data communications, automotive, industrial, and military. Cypress was founded in California in 1982.

Cypress was incorporated in California in December 1982. The initial public offering took place in May 1986, at which time Cypress’ common stock commenced trading on the Nasdaq National Market. On September 26, 1986, Cypress was reincorporated in Delaware. Cypress’ stock is listed on the Nasdaq Global Select Market under the ticker symbol “CY.”

Cypress’ corporate headquarters are located at 198 Champion Court, San Jose, California 95134, and Cypress’ main telephone number at that location is (408) 943-2600. Cypress’ home page on the Internet is www.cypress.com. The contents of Cypress’ website are not incorporated into, or otherwise to be regarded as part of, this joint proxy statement/prospectus.

Spansion Inc.

915 DeGuigne Drive

Sunnyvale, California 94085

(408) 962-2500

Spansion Inc., a Delaware corporation and referred to in this joint proxy statement/prospectus as “Spansion,” is a global leader in embedded systems solutions. Spansion’s flash memory, microcontrollers, analog and mixed-signal products drive the development of faster, intelligent, secure and energy efficient electronics. Spansion is at the heart of electronic systems, connecting, controlling, storing and powering everything from automotive electronics and industrial systems to the highly interactive and immersive consumer devices that are enriching people’s daily lives. Spansion is headquartered in Silicon Valley in California, with research and development, manufacturing, assembly and sales operations in the United States, Asia, Europe and the Middle East.

Shares of Spansion common stock are traded on the New York Stock Exchange under the symbol “CODE.”

Spansion was incorporated in Delaware on November 22, 2005. The principal executive offices of Spansion are located at 915 DeGuigne Drive, Sunnyvale, California 94085, and Spansion’s main telephone number at that location is (408) 962-2500. Spansion maintains a website at www.spansion.com. The contents of Spansion’s website are not incorporated into, or otherwise to be regarded as part of, this joint proxy statement/prospectus. Additional information about Spansion and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 210 of this joint proxy statement/prospectus.

Mustang Acquisition Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

Mustang Acquisition Corporation, a newly formed, wholly owned subsidiary of Cypress, is a Delaware corporation formed on November 20, 2014 for the sole purpose of effecting the merger. In the merger, Mustang Acquisition Corporation will merge with and into Spansion, the separate corporate existence of Mustang Acquisition Corporation will cease and Spansion will survive the merger as a wholly owned subsidiary of Cypress. Mustang Acquisition Corporation has not conducted and will not conduct any business during any period of its existence, other than those that are incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

THE CYPRESS SPECIAL MEETING

Date, Time and Place of Cypress Special Meeting

The Cypress special meeting is scheduled to be held at Cypress’ principal executive offices located at 198 Champion Court, San Jose, California 95134, on [—], at 10:00 a.m., local time.

Purpose of Cypress Special Meeting

At the Cypress special meeting, Cypress stockholders will be asked to consider and vote on a proposal to approve the issuance of shares of Cypress common stock in connection with the merger of Mustang Acquisition Corporation with and into Spansion as contemplated by the merger agreement and to consider and vote on a proposal to approve the amended Cypress stock plan, which would increase the number of shares issuable under the current Cypress stock plan by 29.3 million shares to a total of 174,495,220 shares.

The Cypress board has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and unanimously recommends that you vote “FOR” the proposal to issue shares of Cypress common stock in connection with the merger and “FOR” the proposal to approve the amendment and restatement of Cypress’ 2013 Stock Plan, which are described in detail in the joint proxy statement/prospectus.

Who Can Vote at the Cypress Special Meeting

Only Cypress stockholders of record at the close of business on February 5, 2015, the record date for the Cypress special meeting, will be entitled to notice of, and to vote at, the Cypress special meeting.

On the record date, there were [—] shares of Cypress common stock outstanding, par value $0.01 per share. Each share of common stock is entitled to one vote on each matter properly brought before the meeting. Shares that are held in Cypress’ treasury are not considered outstanding or entitled to vote at the Cypress special meeting.

In accordance with Delaware law, a list of stockholders entitled to vote at the meeting will be available at the meeting, and for 10 days prior to the meeting, at [—], between the hours of [—] a.m. and [—] p.m., local time.

Cypress stockholders will be admitted to the Cypress special meeting beginning at [—] a.m., local time, on [—]. If you are a stockholder of record the Inspector of Elections will have your name on a list, and you will be able to gain entry to the special meeting with any form of government-issued photo identification, such as a driver’s license, state-issued identification card, or passport. If you hold stock in a brokerage account or in “street name” and wish to attend the special meeting in person, you will also need to bring a letter from your broker reflecting your stock ownership as of the record date, which is February 5, 2015.

Vote Required for Approval

Quorum

A quorum will be present if at least a majority of the outstanding shares are represented by proxy or by stockholders present and entitled to vote at the special meeting. Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your bank or broker) or if you attend the special meeting in person. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chairman of the special meeting or holders of a majority of the votes present at the special meeting may adjourn the special meeting to another time or date.

Required Vote

Assuming a quorum of Cypress stockholders are present at the Cypress special meeting, an affirmative vote of the majority of shares present in person or represented by proxy at the Cypress special meeting are required to approve the issuance of shares of Cypress common stock and the amendment and restatement of the Cypress stock plan.

Effect of Not Voting and Abstentions

The failure to submit a proxy card or vote in person, by telephone, or through the Internet, will have no effect on the proposal to approve the issuance of shares of Cypress common stock in connection with the merger. Any abstentions or broker non-votes will have the effect of a vote against this proposal.

Adjournments

If there is no quorum, the chairman of the Cypress special meeting or holders of a majority of the votes present at the Cypress special meeting may adjourn the special meeting to another time or date.

Share Ownership of Directors and Executive Officers of Cypress

At the close of business on the record date for the Cypress special meeting, directors and executive officers of Cypress beneficially owned and were entitled to vote approximately [—]% of the shares of Cypress common stock outstanding on that date. Simultaneously with the execution and delivery of the merger agreement, each of the directors and executive officers of Cypress, in their respective capacities as stockholders of Cypress, entered into support agreements with Spansion pursuant to which such individuals agreed, among other things, to vote their respective shares of Cypress common stock for the approval of the issuance of shares pursuant to the merger agreement.

Voting Procedures

You can vote your shares by mail by completing, signing and dating each proxy card received and returning it in the prepaid envelope, by telephone or online by following the instructions provided in the proxy card or in person at the special meeting. If you vote by mail, your proxy card must be received no later than [—] at 5:00 p.m. Pacific Time to be voted at the Cypress special meeting. Online and telephone voting are available 24 hours a day, and votes submitted by telephone or online must be received by 11:59 p.m. Eastern Time on [—]. Even if you plan to attend the Cypress special meeting, Cypress recommends that you also submit your proxy card or voting instructions, or vote by telephone or online by the applicable deadline so that your vote will be counted if you later decide not to attend the Cypress special meeting. If you are the beneficial owner of shares held in “street name,” you should have received the notice and voting instructions from the bank or broker holding your shares. You should follow the instructions in the notice and voting instructions to instruct your bank or broker on how to vote your shares. The availability of telephone and online voting for shares held in “street name” will depend on the voting process of the bank or broker. Shares held beneficially in “street name” may be voted in person at the Cypress special meeting only if you obtain a legal proxy from the bank or broker in advance of the Cypress special meeting giving you the right to vote your shares.

The method by which you vote will in no way limit your right to vote at the meeting if you later decide to attend in person. If you are the beneficial owner of your shares, you must obtain a proxy, executed in your favor, from your broker or other holder of record, to be able to vote at the meeting.

You may vote all shares you own as of the close of business on the record date for the Cypress special meeting, which is February 5, 2015. You may cast one vote per share of common stock for the proposal.

Any Cypress stockholder who has a question about the proposals or how to vote or revoke a proxy, or who wishes to obtain additional copies of this joint proxy statement/prospectus, should contact:

Okapi Partners LLC

437 Madison Avenue, 28th Floor

New York, New York

Banks and brokerage firms: (212) 297-0720

Stockholders and all others, toll-free: (877) 566-1922

Email: info@okapipartners.com

If you need additional copies of this joint proxy statement/prospectus or voting materials, you should contact Okapi Partners LLC as described above or Cypress Investor Relations at http://investors.cypress.com/contactus.cfm or by telephone at (408) 943-2656.

Revoking Proxies or Voting Instructions

If you are a stockholder of record, you have the right to revoke your proxy and change your vote at any time before the Cypress special meeting by (i) returning a later-dated proxy card or (ii) voting again online or by telephone, as more fully described on your notice or proxy card. You may also revoke your proxy and change your vote by voting in person at the Cypress special meeting. Attendance at the Cypress special meeting will not cause your previously granted proxy to be revoked unless you specifically so request or vote again at the Cypress special meeting.

If your shares are held by a bank or broker, you may change your vote by submitting new voting instructions to your bank, broker, trustee or agent, or, if you have obtained a legal proxy from your bank or broker giving you the right to vote your shares, by attending the Cypress special meeting and voting in person.

Shares Held in “Street Name”

If you own shares of Cypress common stock through a broker, bank or other nominee and attend and vote at the Cypress special meeting, you should bring a letter from your broker, bank or other nominee reflecting your stock ownership as of the record date for the Cypress special meeting.

Tabulation of Votes

Representatives of Broadridge Financial Solutions, Cypress’ mailing agent and tabulation service, will count the votes, and [—] will act as the Inspector of Elections. The procedures to be used by the Inspector of Elections are consistent with Delaware law concerning the voting of shares, determination of a quorum and the vote required to take stockholder action.

How You Can Reduce the Number of Copies of Cypress’ Proxy Materials You Receive

The Securities and Exchange Commission has rules that permit Cypress to deliver a single copy of its proxy statement to stockholders sharing the same address. To reduce the expenses of delivering duplicate proxy materials, Cypress is taking advantage of the Securities and Exchange Commission’s “householding” rules that permit Cypress to deliver only one set of proxy materials to stockholders who share an address, unless otherwise requested by the stockholders.

Cost of Proxy Distribution and Solicitation

The cost of soliciting your vote in connection with this joint proxy statement/prospectus has been, or will be, borne by the party incurring those expenses and is expected to cost approximately $[—]. Cypress has retained Okapi Partners LLC to assist it in the solicitation of proxies for approximately $[—], plus reasonable out-of-pocket expenses. Cypress has also requested that banks, brokers and other custodians, agents and fiduciaries send these proxy materials to the beneficial owners of Cypress’ common stock they represent and secure their instructions as to the voting of such shares. Cypress may reimburse such banks, brokers and other custodians, agents and fiduciaries representing beneficial owners of Cypress’ common stock for their expenses in forwarding solicitation materials to such beneficial owners. Certain of Cypress’ directors, officers or employees may also solicit proxies in person, by telephone, or by electronic communications, but they will not receive any additional compensation for doing so.

PROPOSAL 1.

THE MERGER AGREEMENT AND THE MERGER

As discussed elsewhere in this joint proxy statement/prospectus, Cypress stockholders are considering and voting to approve the issuance of shares of Cypress common stock in connection with the merger of Mustang Acquisition Corporation with and into Spansion as contemplated by the merger agreement. Cypress stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, Cypress stockholders are directed to the merger agreement which is attached as Annex A to this joint proxy statement/prospectus.

The Cypress board unanimously recommends a vote “FOR” the proposal to issue shares of Cypress common stock in connection with the merger.

PROPOSAL 2

AMENDMENT AND RESTATEMENT OF CYPRESS’ 2013 STOCK PLAN

As discussed elsewhere in this joint proxy statement/prospectus, Cypress stockholders are considering and voting to approve the amendment and restatement of Cypress’ 2013 Stock Plan (which we refer to as the amended Cypress stock plan), which would increase the number of shares issuable under Cypress’ 2013 Stock Plan (which we refer to as the current Cypress stock plan) by 29.3 million shares that could be issued as stock options and/or stock appreciation rights (but if awards are granted only in the form of restricted stock units or other full value awards, this increase in shares would allow for the issuance of only up to approximately 15.6 million shares), to a total of approximately 31 million reserved but unissued shares (excluding any additional shares that may become available for issuance due to the expiration or forfeiture of previously-granted awards). We consider the addition of these shares to the Cypress stock plan to be very important to the future of Cypress. As described in more detail below, the number of employees and other service providers eligible for the Cypress stock plan immediately following the merger is expected to approximately double. We believe that the current share reserves in the plan will not be sufficient to provide meaningful equity incentives to this expanded population so that we may continue to compete successfully and achieve our goals.

Cypress is not asking its stockholders to approve any other amendment to the current Cypress stock plan. Other than the share increase, the amended Cypress stock plan has not been amended in any material way since Cypress stockholders last approved the current Cypress stock plan in 2013. Cypress stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the proposal to approve the amended Cypress stock plan. Additionally, Cypress stockholders are directed to the full amended Cypress stock plan, which is attached as Annex D to this joint proxy statement/prospectus. Any summary of the amended Cypress stock plan is qualified in its entirety by reference to the amended Cypress stock plan.

Overview

The current Cypress stock plan allows Cypress to grant equity compensation awards to employees (including officers), consultants and non-employee directors of Cypress and the employees and consultants of its parent or subsidiaries. The current Cypress stock plan permits Cypress to grant service-based awards and performance-based awards, including under the performance accelerated restricted stock program (which we refer to as PARS) that Cypress adopted in 2007 to retain and incentivize key employees. As of December 28, 2014, the current Cypress stock plans had approximately 1.7 million shares remaining available for grant. Cypress is asking its stockholders to approve adding 15.6 million full-value awards (29.3 million shares) to the current Cypress stock plan in order to allow for the granting of future equity compensation awards to Cypress and Spansion service providers following the completion of the merger.

Subject to approval by Cypress stockholders, on January 22, 2015, the Cypress board unanimously approved the amended Cypress stock plan and is asking Cypress stockholders to approve the amended Cypress stock plan to allow for the granting of future equity compensation awards to Cypress and Spansion service providers following the completion of the merger.

If Cypress’ stockholders do not approve this proposal, Cypress may not be able to continue to offer competitive equity packages to retain current Cypress employees, the employees of Spansion who will be joining Cypress, and employees hired in 2015 and later. We would also lose a major tool in aligning the interests of executives and employees with those of Cypress’ stockholders. Immediately following the completion of the merger, the total number of individuals eligible for the Cypress stock plan is expected to more than double, to approximately 7,400 individuals (officers, employees, directors and other service providers). As of December 28, 2014, approximately 3,500 individuals (current service providers of Cypress) were eligible under the Cypress stock plan.

As of December 17, 2014, Spansion had approximately 3,900 service providers. Following the completion of the merger, Spansion will become a wholly owned subsidiary of Cypress and as a result, all of the Spansion service providers at that time will become eligible under the Cypress stock plan. Thus, the number of individuals eligible for the Cypress stock plan likely will be more than double. We are concerned that the current share reserves in the Cypress stock plan will be insufficient to fund Cypress’ equity incentive program and to continue to provide equity incentives to Cypress and Spansion employees at a competitive level. Therefore, the Cypress board unanimously recommends that Cypress’ stockholders approve the amended Cypress stock plan, which would reserve an additional 29.3 million shares that could be issued as stock options and/or stock appreciation rights (but if awards are granted only in the form of restricted stock units or other full value awards, this increase in shares would allow for the issuance of only up to approximately 15.6 million shares), under the current Cypress stock plan, to bring the total number of shares available for issuance under the current Cypress stock plan to approximately 31 million that would be available for new grants (plus any additional shares that return to the plan due to the expiration or forfeiture of currently outstanding awards). The current Cypress stock plan contains a share fungibility provision whereby each share subject to a full-value award, such as restricted stock units (which we refer to as RSUs), issued from the current Cypress stock plan results in decreasing the current Cypress stock plan share reserve by 1.88 shares. Thus, if this proposal is approved, the approximately 29.3 million total shares that would be available for immediate issuance would translate to a maximum of approximately 15.6 million shares that could be issued as RSUs or other full-value awards.

In the event Cypress stockholders do not approve the amended Cypress stock plan to increase the share reserve, the proposed amendment will not take effect and the current Cypress stock plan will continue to be administered in its current form without any increase in the current Cypress stock plan’s share reserve.

Vote Required and the Cypress Board Recommendation

Assuming a quorum of Cypress stockholders are present at the Cypress special meeting, an affirmative vote of the majority of shares present in person or represented by proxy at the Cypress special meeting is required to approve the amendment and restatement of Cypress’ 2013 Stock Plan and approve its material terms. Thus, the failure to submit a proxy card or attend the meeting in person will have no effect on this proposal, assuming a quorum is present at the meeting. Any abstentions or “broker non-votes,” i.e. the failure to instruct your bank or broker how to vote if you hold your shares in “street name,” will have the effect of a vote against this proposal. The Cypress board believes that the approval of the amended Cypress stock plan is in Cypress’ and Cypress stockholders’ best interests and unanimously recommends that Cypress stockholders for “FOR” the proposal to approve the amendment and restatement of the plan.

Why Cypress Stockholders Should Vote for the Amended Cypress Stock Plan

The following summarizes why Cypress stockholders should approve this proposal. It also describes the major features of the amended Cypress stock plan, but this description is qualified in its entirety by reference to the actual text of the amended Cypress stock plan, attached as Annex D to this joint proxy statement/prospectus.

Equity Compensation Awards Allow Cypress to Implement its Philosophy of Pay for Performance

Cypress’ employee equity granting practices are significantly directed at using pay-for-performance. Cypress equity awards were granted to approximately 95% of Cypress’ total employees and approximately 96% of the Cypress equity awards granted since 2007 (the first year that Cypress granted performance based equity) to its executive officers were eligible to vest only if performance milestones are achieved. If Cypress stockholders approve the amended Cypress stock plan, Cypress will be able to continue to use equity awards to emphasize the achievement of important business objectives of Cypress and, consistent with its pay-for-performance compensation philosophy, directly link employee pay with performance.

The Cypress Stock Plan is a Critical Element of Cypress’ Compensation Policy

Employees are Cypress’ most valuable asset. Accordingly, the approval of the amended Cypress stock plan is in the best interest of Cypress stockholders, as equity awards granted under the current Cypress stock plan help Cypress to:

•	attract, motivate, and retain talented employees, consultants and non-employee directors;

•	align employee and stockholder interests;

•	link employee compensation with company performance; and

•	maintain a culture based on employee stock ownership.

If Cypress stockholders do not approve the amended Cypress stock plan, Cypress’ plans for the merged company’s growth could be significantly hampered and its ability to operate its business could be adversely affected. As described above, the number of service providers eligible under the Cypress stock plan likely will increase by more than 100% immediately following the completion of the merger. If we do not have sufficient shares in the plan to provide meaningful equity incentives, Cypress may be compelled to instead offer material cash-based incentives to compete for talent, which could have a significant effect upon its quarterly results of operations, its cash flow which is used to fund Cypress’ dividend, and its balance sheet. Moreover, this would not be competitive with most other technology companies.

Cypress’ success over the next few years will be largely due to its highly talented employee base which will increase significantly upon the completion of the merger with Spansion. It will depend heavily on its ability to attract and retain high caliber employees, consultants and board members. The ability to grant equity awards is a necessary and powerful recruiting and retention tool for Cypress to hire and motivate the quality personnel it needs to move its business forward.

Broadening markets for Cypress products and services, the broadening customer base, the geographic diversity and increasing product complexity all drive requirements for a different skill set of employees and consultants that are in high demand, including: design engineers, software engineers, analog engineers, system engineers, and technical sales personnel. Cypress faces intense competition in attracting these professionals from traditional semiconductor to start-up companies as well as internet and media companies. Equity compensation is an integral part of the compensation offered by these firms. The competition for talent is particularly intense in Silicon Valley. In 2014, 46% of Cypress’ new hires were in technical positions, where it competes with a wide range of companies who offer equity awards as an integral part of their hiring programs. This influx of new talent is essential to expand the skills required to accelerate the design, manufacture and marketing of Cypress’ higher value added products, software and solutions.

The Current and Amended Cypress Stock Plans Conform to Best Practices

The current and amended Cypress plans are designed to conform to best practices in equity incentive plans. For example, the current and amended Cypress stock plans:

•	prohibit equity award re-pricing without stockholder approval;

•	permit a maximum term for options and stock appreciation rights of only eight years;

•	permit the granting of full-value awards such as restricted stock and restricted stock units, which can be granted in lieu of stock options to reduce the total number of shares necessary to grant competitive equity awards; and

•	apply a fungible share design whereby each full-value award issued results in reducing the share pool by 1.88 shares.

A High Proportion of Our Chief Executive Officer’s Equity Awards are Performance-Based

A high proportion of the equity awards granted to T.J. Rodgers, our president and chief executive officer, have been conditioned on achievement of performance goals. These performance goals are more fully described at in the section entitled “Cypress Executive Officer and Director Compensation—Cypress Compensation Discussion and Analysis” beginning on page 157 of this joint proxy statement/prospectus. For example, in 2014, 80% of Mr. Rodgers’ equity awards were conditioned on achievement of performance goals and in 2013 and 2012, 100% of Mr. Rodgers’ equity awards were conditioned on achievement of performance goals.

Clawback Policy

Cypress has adopted a clawback policy that requires the return of incentive compensation payments to Cypress, including equity award distributions, by any executive engaged in (i) fraud, theft or dishonesty, (ii) intentional misconduct related to Cypress’ financial statements, or (iii) in the event of a material negative revision of any financial or operating measure on which incentive compensation was paid out to such executive. In all circumstances, the compensation committee of the Cypress board will have the ability to exercise discretion with respect to all reimbursements by executives under the clawback policy.

Stock Compensation Metrics

Dilution

Dilution is a concept that may be used to measure the long-term effect of a company’s equity compensation programs. There are various methods to calculate and determine dilution. This discussion is based on the methodology employed by Institutional Shareholder Services, or ISS, an independent proxy advisory firm. Dilution has been calculated by dividing the total shares underlying all outstanding equity-based compensation (including 1.7 million shares, as of December 28, 2014, which are available for grant but not outstanding) by Cypress’ total number of shares outstanding. This calculation includes all outstanding options (whether or not “in the money”) and full value awards that may or may not vest because they are not yet earned or because performance criteria may not be achieved. As of December 28, 2014, Cypress had approximately 14.5 million stock options outstanding and approximately 7.8 million unvested awards outstanding, of which approximately 3.3 million are unvested performance-based awards. Using the foregoing calculation, Cypress’ dilution as of December 28, 2014 was approximately 14.7%, a 55% improvement over the three-year period. The dilution for each of the three-years ended with fiscal year 2014 is set forth below.

Burn Rate

Burn rate measures the effect of equity compensation on a company over a specified time. To monitor Cypress’ burn rate, the Cypress board uses various independent burn rate calculation methodologies including those developed and employed by ISS. The ISS annual burn rate is determined by dividing the sum of the number of stock options granted and full value shares awarded (restricted stock units and delivered performance-based restricted stock units) during a given year by Cypress’ weighted average common shares outstanding. This methodology ignores the impact of cancellations, which is usually significant. Under this methodology, the ISS applies a 2x multiplier to make an adjustment to account for full value awards. The ISS has set industry standard burn rates for our global industry classification standard at 6.9% for shareholder meetings occurring after February 1, 2015. Using this methodology, Cypress’ one year ISS burn rate for 2014 was 7% (an 18% improvement in the one-year burn rate over the three-year period) and its average burn rate for the three-year period 2012 through 2014 was 7.7%. Cypress’ burn rates for the three-year period ended with fiscal year 2014 are set forth below.

The Cypress board also considers Cypress’ net burn rate. Net burn rate adds an additional perspective in that it allows direct insight into the real impact Cypress’ stock compensation programs have on dilution by considering the rate at which cancellations impact the true burn rate. Cancellations usually occur when an employee terminates or a performance target is not met. At termination, any unvested or underwater awards are returned to the share reserve pool and are eligible for re-granting. Cypress’ one year net burn rate for 2014 was 2.7% (a 43% improvement in the one-year burn rate over the three-year period) and its average burn rate for the three-year period 2012 through 2014 was 3.4%, both of which are below the ISS industry standard burn rate discussed above. The Cypress board is committed to manage Cypress’ net burn rate to less than 3% of outstanding shares. Cypress’ net burn rates for the three-year period ended with fiscal year 2014 are set forth below.

The SunPower Spin-Off Greatly Increased Cypress’ Outstanding Equity Awards

On September 29, 2008, Cypress distributed 100% of its ownership in the shares of its publicly held subsidiary SunPower, to Cypress stockholders. The SunPower shares had a distribution day value of approximately $2.6 billion—which was approximately 76% of the fully diluted market capitalization of Cypress at the time of the distribution. The value of each SunPower class B common share distributed on September 29, 2008, was $59.86. Each Cypress common stockholder as of the record date for the spin-off received 0.27 shares of SunPower class B shares of common stock for each Cypress share they owned.

The holders of awards under Cypress’s equity plans did not receive any SunPower shares as part of the distribution. Instead these equity awards were equitably adjusted. As is common in most of these types of transactions, outstanding Cypress equity awards were adjusted by a factor to compensate each equity award holder for the value lost as a consequence of the distribution. The outstanding Cypress equity awards were multiplied by a distribution ratio of 4.12 to preserve the pre-distribution intrinsic value of the equity awards.

The distribution adjustment caused an immediate, substantial increase in the number of shares subject to outstanding Cypress equity awards. As a result of the distribution adjustment, these equity awards immediately increased by more than 87.2 million shares.

Over the years Cypress has initiated board-approved share repurchase programs to help mitigate the dilutive effect of the SunPower spin-off in 2008 which added over 87 million shares to its outstanding equity based plans and ongoing equity programs. Since 2008, Cypress has repurchased approximately 81 million shares. During 2012 through 2014, Cypress repurchased approximately 18.5 million shares of its common stock. The impact of share repurchases serves to exaggerate the dilutive and burn rate impact of Cypress’ equity programs.

	2012	2013	2014
Dilution (1)	32.4%	23.1%	14.7%
1YR Burn Rate (1)	8.7%	7.4%	7.0%
3YR Burn Rate (1)	7.8%	8.1%	7.7%
ISS Industry Standard Burn Rate	6.6%	6.7%	6.9%
1YR Net Burn Rate	4.5%	3.0%	2.7%
3YR Net Burn Rate	3.5%	3.5%	3.4%

(1)	Using ISS burn rate calculation methodology described above

Performance Grant Activity (2)

	2010	2011	2012	2013	2014
Granted	0.6	0.5	4.0	4.7	3.5
Released	-2.0	-4.5	-3.2	-1.1	-2.4

Net	-1.4	-4.0	0.8	3.6	1.1

(2)	In millions, included in burn rate calculations above

Consistent with the methodologies employed by ISS, burn rate includes total grants made in a year with full value awards adjusted by a 2x multiplier, but does not include cancellations in that year. Net burn rate includes total grants made in a year net of cancellations in that year.

Increase in Employee Base

As of December 28, 2014, the number of employees, consultants and non-employee directors of Cypress and its subsidiaries (whom we collectively refer to as “service providers”) who were eligible to participate in the current Cypress stock plan was approximately 3,500 service providers. As of the same date, Spansion had approximately 3,900 service providers. Upon the completion of the merger, Spansion will become a wholly owned subsidiary of Cypress and consequently, its service providers will become eligible to participate in the current Cypress stock plan. As a result of the merger, the number of service providers eligible to participate in the current Cypress stock plan will increase significantly. Prior to the merger, Spansion’s practice was to grant employee equity to approximately 30% of their service providers.

For the merger to be successful and the benefits of the merger to be fully realized, Cypress and Spansion must continue to retain, recruit and motivate its employees. Equity awards are an important component of compensation for Cypress and Spansion’s key employees. If the amended Cypress plan is not approved by Cypress stockholders, Cypress may not be able to continue to offer competitive equity packages to retain current Cypress employees and the employees of Spansion, who will be joining Cypress, and to recruit and retain Cypress and Spansion employees hired in 2015 and later. The failure to attract, retain, and motivate employees of Cypress and Spansion following the merger could have a negative impact on our businesses.

Retentive Power of Existing Awards Held by Spansion Employees

In connection with the merger, unless prohibited by local laws of a particular foreign country, Cypress will assume outstanding Spansion options, restricted stock units and performance stock units. However, in connection with the merger, a substantial portion of these Spansion awards will accelerate vesting. Prior to May 2014 and in limited circumstances thereafter, Spansion historically had granted all Spansion options, restricted stock units and performance stock units with full acceleration rights in the event of a “change in control” (as defined in Spansion’s 2010 Equity Incentive Award Plan). The merger will constitute a change in control for purposes of the Spansion equity awards. As a result, outstanding and unvested Spansion awards granted prior to May 2014 and certain other Spansion awards granted thereafter will accelerate vesting upon the completion of the merger.

Many of the key employees of Spansion who hold Spansion equity awards that provide for this accelerated vesting will hold significantly less unvested equity awards following the merger. The reduced retentive power of the outstanding equity awards due to this accelerated vesting could affect Cypress and Spansion’s ability to retain these employees following the merger. If Cypress stockholders do not approve the amended Cypress plan, Cypress and Spansion may not be able to continue to offer competitive equity packages to retain the Spansion employees who join Cypress upon completion of the merger. In such event, Cypress’ plans for the newly merged company’s growth could be significantly hampered and its ability to operate its business could be adversely affected.

Forecasted Grants

The Cypress board anticipates that the proposed share increase to the current Cypress plan, based on currently projected share use, will be sufficient for the granting of equity awards through approximately 2017. The forecast is based on the expectations that, on an annual basis for the next three years, (i) Cypress will grant options and restricted stock units covering approximately 34.1 million shares; and (ii) approximately 5.5 million shares will be cancelled or forfeited under outstanding options and restricted stock units. The net grants (that is, grants less cancellations and forfeitures) during the next three years will be approximately 28.6 million shares. As a result, the Cypress board anticipates that Cypress will be requesting additional shares under the current Cypress plan for 2018. Despite the projected share use described above, future circumstances and business needs may dictate a different result.

The proposed share increase was determined by the Cypress board after evaluating Cypress’ future needs considering the following factors:

•	implementation of expected merger synergies totaling $135 million will take three years;

•	Cypress’ employee population will more than double as a result of the merger;

•	Spansion’s stock compensation practices do not align with Cypress’;

•	Spansion’s equity program contained significant acceleration clauses upon a change in control while Cypress’ equity program does not contain automatic acceleration clauses;

•	short term retention requirements will require one time grants exacerbating year one burn rates; and

•	burn rate objectives.

The results of the Cypress board’s evaluation of the above factors determined that the proposed share increase should be 15.6 million full-value awards (29.3 million shares) which are expected to last for three years. This share increase is expected to result in the following three year average burn rates:

•	net burn rate of 2.8%;

•	burn rate as calculated using ISS methodology of 6.8%; and

•	ISS Standard Industry Burn Rate (as published by the ISS for shareholder meetings occurring after February 1, 2015) of 6.9%.

After considering the above factors, including the fact that Cypress’ expected three-year average burn rate (as we believe would be calculated by ISS at the end of the next three years), is expected to meet the ISS standard Industry Burn Rate, the Cypress board unanimously approved the share increase.

Cypress Awards to be Granted to Certain Individuals and Groups

The actual number of awards (if any) that an employee or consultant of Cypress or its parent or subsidiaries or a non-employee director of Cypress may receive under the amended Cypress stock plan is at the discretion of the compensation committee of the Cypress board and therefore cannot be determined in advance. The following table sets forth certain information relating to awards granted in fiscal year 2014 under the current Cypress stock plan to the listed persons and groups. As of January [—], 2015, the closing price of a share of Cypress’ common stock on the Nasdaq Global Select Market was $[—] per share.

Cypress Semiconductor Corporation 2013 Stock Plan

Name and Position	Number of Shares Granted Under Cypress Options	Weighted Average Per Share Exercise Price ($)	Number Of Full Value Cypress Awards Granted	Grant Date Value Of Full Value Cypress Awards ($)
T.J. Rodgers President, Chief Executive Officer and Director	0		370,000	$3,718,500

Brad W. Buss (1) Former Executive Vice President, Finance and Administration, Chief Financial Officer	0		50,000	$468,250

Paul D. Keswick Executive Vice President, Marketing & IT	0		200,000	$2,010,000

J. Daniel McCranie Executive Vice President, Sales & Applications	0		300,000	$3,039,000

Dana C. Nazarian Executive Vice President, Memory Products Division	0		200,000	$2,010,000

Thad Trent Executive Vice President, Finance and Administration, Chief Financial Officer	0		60,000	$589,300

All current executive officers as a group	0		2,095,000	$21,065,050

All current directors who are not executive officers as a group	0		128,947	$1,224,997

All employees who are not current executive officers as a group	522,111	$10.24	4,119,445	$42,160,789

(1)	Mr. Buss’ employment with Cypress terminated in June 2014. He currently provides transition services as a non-employee advisor to Cypress’ board and the chief executive officer of Cypress. Due to his current status as a service provider to Cypress, he remains eligible to participate in the current Cypress stock plan.

Summary Description of the Amended Cypress Stock Plan

The following is a summary of the principal features of the amended Cypress stock plan and its operation. However, the summary is qualified in its entirety by reference to the amended Cypress stock plan, which is attached as Annex D.

Background and Purpose of the Amended Cypress Stock Plan

The amended Cypress stock plan is intended to (i) promote the long-term success of the Company’s business, (ii) attract and retain the best available personnel for positions of substantial responsibility, and (iii) provide long-term incentive to employees, consultants, and non-employee directors that are aligned with the long-term interest of all stockholders.

Types of Awards Granted Under the Amended Cypress Stock Plan

The amended Cypress stock plan will permit the grant of the following types of awards (which we refer to collectively as the Cypress awards):

•	incentive stock options;

•	nonstatutory stock options;

•	restricted stock and restricted stock units (which we refer to as full value awards); and

•	stock appreciation rights.

Administration of the Amended Cypress Stock Plan

The compensation committee of the Cypress board (which we refer to as the Cypress compensation committee) administers the current Cypress stock plan and will continue to administer the amended Cypress stock plan. To make grants to certain of Cypress’ officers and key employees, the members of the Cypress compensation committee must qualify as “non-employee” directors under Rule 16b-3 of the Securities Exchange Act of 1934, and/or as “outside directors” under Section 162(m) of the Internal Revenue Code of 1986, as amended (so that Cypress can receive a federal tax deduction for certain compensation paid under the amended Cypress stock plan).

Subject to the terms of the amended Cypress stock plan, the Cypress compensation committee has the sole discretion to select the employees, consultants, and non-employee directors who will receive discretionary Cypress awards, determine the terms and conditions of such Cypress awards (for example, the exercise price and vesting schedule), and interpret the provisions of the amended Cypress stock plan and outstanding Cypress awards. The Cypress compensation committee also has the authority to amend outstanding Cypress awards, including the authority to accelerate vesting or to extend an option’s post-termination exercise period (but not beyond the original option term). The Cypress board or the Cypress compensation committee may delegate any part of its authority and powers under the amended Cypress stock plan to one or more committees, subject to the requirements of applicable law.

No Re-pricing Without Stockholder Approval

The Cypress compensation committee may not permit the re-pricing, including by way of exchange, of any Cypress award, without receiving prior approval from Cypress stockholders.

Shares Under the Amended Cypress Stock Plan

As of December 28, 2014, the maximum aggregate number of shares of Cypress’ common stock authorized for issuance under the current Cypress stock plan was 145,195,220. This number includes all the shares that have been allocated to the current Cypress stock plan since it was first created in 1994, of which approximately 1.7 million shares remained available for issuance as of the same date. If the proposal to approve the amended Cypress stock plan is approved, the number of shares authorized under the amended Cypress stock plan will be increased by 29.3 million, and the maximum aggregate number of shares authorized under the amended Cypress stock plan will be 174,495,220. However, because of prior issuances that have occurred under the current Cypress stock plan, only a total of approximately 31 million shares actually would be available for immediate issuance (excluding any shares that return to the Cypress stock plan in the future from Cypress awards that expire or are forfeited). The shares may be authorized, but unissued, or reacquired common stock of Cypress. Any shares of restricted stock or restricted stock units with a per share or unit purchase price lower than 100% of fair market value on the date of grant will be counted against the numerical limits of the amended Cypress stock plan’s share reserve pool as 1.88 shares for every one share subject thereto.

Cypress Awards that Expire or Are Forfeited

Subject to the terms of the amended Cypress stock plan, if a Cypress award (or any option or stock appreciation right granted under a terminated plan) terminates or is forfeited without having been fully exercised or vested, the unvested or forfeited shares generally will be returned to the available pool of shares reserved for issuance under the amended Cypress stock plan. To the extent that a share that was subject to a Cypress award that counted as 1.88 shares against the current Cypress stock plan’s share reserve pool is returned to the amended Cypress stock plan, the amended Cypress stock plan’s share reserve pool will be credited with 1.88 shares.

Eligibility to Receive Cypress Awards

The Cypress compensation committee will select the employees and consultants of Cypress or its parent or subsidiaries, and non-employee directors of the Cypress board who will be granted Cypress awards; provided that only employees of Cypress or its parent or subsidiaries may receive incentive stock options. The actual number of individuals who will be granted Cypress awards cannot be determined in advance because the Cypress compensation committee has the discretion to select the participants. As of December 28, 2014, approximately 3,500 service providers (including executive officers, consultants and non-employee directors of Cypress and its subsidiaries) were eligible to participate in the current Cypress stock plan. As of the same date, Spansion had approximately 3,900 service providers (including employees and executive officers). Upon the completion of the merger, Spansion will become a wholly owned subsidiary of Cypress and all of Spansion’s employees and consultants will become eligible to participate in the amended Cypress stock plan.

Stock Options and Stock Appreciation Rights

A stock option is the right to acquire shares at a fixed exercise price for a fixed period of time. Under the amended Cypress stock plan, the Cypress compensation committee may grant nonstatutory stock options and/or incentive stock options. Stock appreciation rights (which we refer to as SARs) are Cypress awards that grant the participant the right to receive an amount (in the form of cash, shares of equal value, or a combination thereof, as determined by the Cypress compensation committee) equal to the excess of (x) the fair market value of the common stock covered by the exercised portion of the SAR, as of the date of such exercise, over (y) the fair market value of the common stock covered by the exercised portion of the SAR, as of the date on which the SAR was granted; provided, however, that the Cypress compensation committee may place limits on the amount that may be paid upon exercise of a SAR. As of December 28, 2014, approximately 14.5 million stock options were outstanding under the Cypress stock plans and the outstanding stock options had a weighted average exercise price of $9.24, with individual exercise prices ranging from $2.72 to $23.23.

Share Limits

The Cypress compensation committee will determine the number of shares covered by each option or SAR award, but during any fiscal year of Cypress, no participant may be granted options and SARs covering more than 3 million shares in the aggregate.

Exercise Price

The exercise price of the shares subject to each option or SAR award is set by the Cypress compensation committee, but cannot be less than 100% of the fair market value (on the date of grant) of the shares covered by the Cypress award.

Incentive Stock Options

The exercise price of an incentive stock option must be at least 110% of fair market value if (on the grant date) the participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of Cypress or any parent or subsidiary. The aggregate fair market value of the shares (determined on the grant date) covered by incentive stock options which first become exercisable by any participant during any calendar year also may not exceed $100,000. Any shares in excess of this limit will be treated as a nonstatutory stock option. If the employee holds more than one incentive stock option, the incentive stock options are considered in the order in which they were granted.

Term and Vesting

The Cypress compensation committee will establish the vesting schedule of each option or SAR award at the time of grant. Options and SARs granted under the amended Cypress stock plan will expire at the times established by the Cypress compensation committee, but not later than eight years after the grant date (such term is limited to five years in the case of an incentive stock option granted to a participant who owns stock possessing more than 10% of the total combined voting power of all classes of stock of Cypress).

Exercise of the Option or SAR Award

An option or SAR award granted under the amended Cypress stock plan will be exercised by giving written or electronic notice to Cypress, specifying the number of shares to be purchased and, for options, tendering full payment of the exercise price to Cypress. The Cypress compensation committee may permit payment for options through the tender of shares that are already owned by the participant, or by any other means that the Cypress compensation committee determines to be consistent with the purpose of the amended Cypress stock plan. The participant must pay any taxes that Cypress is required to withhold at the time of exercise.

Termination of Participant

In the event a participant’s continuous status as an employee, director, or consultant terminates for any reason other than upon the participant’s death or disability, the options and SARs held by the participant under the amended Cypress stock plan will be exercisable (to the extent the Cypress award was exercisable on the date of service termination) within such period of time as is specified in the applicable Cypress award agreement. In the absence of a specified period of time in the Cypress award agreement, the vested portion of the option or SAR award will remain exercisable for a period of 30 days following the date of such termination. In the event a participant’s continuous status as an employee, director, or consultant terminates as a result of the participant’s disability, the options and SARs held by the participant under the amended Cypress stock plan will be exercisable (to the extent the award was exercisable on the date of service termination) for a period of six months following the date of such disability or such longer period of time not exceeding 12 months, as specified in the applicable Cypress award agreement. In the event a participant’s continuous status as an employee, director, or consultant terminates as a result of the participant’s death, the options and SARs held by the participant under the amended Cypress stock plan will be exercisable for a period of six months after death (to the extent the Cypress award would have become exercisable had the participant continued living and remained in continuous status as an employee, director, or consultant for an additional 12 months). If the participant dies within 30 days after his or her termination of continuous status as an employee, director, or consultant, the options and SARs held by the participant under the amended Cypress stock plan may be exercised within six months following the date of such death (to the extent the Cypress award was exercisable on the date of service termination). However, in no event may the period of exercisability extend beyond the expiration date of the option or SAR award, as applicable.

Restricted Stock and Restricted Stock Units

Cypress awards of restricted stock are shares that will vest in accordance with the terms and conditions established by the Cypress compensation committee. Cypress awards of RSUs are rights to acquire shares that will vest in accordance with the terms and conditions established by the Cypress compensation committee. The Cypress compensation committee will determine the terms and conditions of restricted stock and RSUs granted under the amended Cypress stock plan, including the number of shares of restricted stock or RSUs granted to any employee, consultant, or non-employee director and whether the Cypress award will be in the form of restricted stock or RSUs; provided that during any fiscal year of Cypress, no participant may be granted Cypress awards of restricted stock or RSUs that cover more than 1.5 million shares in the aggregate.

In determining whether a Cypress award of restricted stock or RSUs should be made, and/or the vesting schedule for any such Cypress award, the Cypress compensation committee may impose whatever conditions to vesting as it determines to be appropriate. For example, the Cypress compensation committee may determine to grant a Cypress award of RSUs that will vest only if the participant satisfies performance goals established by the Cypress compensation committee.

Until the stock certificate evidencing the shares is issued (which certificate generally will be issued only after the restricted stock or RSUs vest), no rights to vote or receive dividends or any other rights as a stockholder will exist with respect to the restricted stock or RSU award.

Grants to Non-Employee Directors

Under the amended Cypress stock plan, Cypress’ non-employee directors will be eligible to receive grants of Cypress awards on the date of his or her initial election and annually thereafter on the date of the annual stockholder meeting (so long as the non-employee director has been serving as such for at least three months), in an amount determined by the Cypress compensation committee in its sole discretion (which we refer to as recurring Cypress awards). Such recurring Cypress awards will be subject to vesting, payment, and other terms and conditions as may be determined by the Cypress compensation committee. Non-employee directors also will be eligible to receive other discretionary Cypress awards under the amended Cypress stock plan.

Non-Employee Director Award Limitations

No non-employee director may be granted, in any fiscal year of Cypress, Cypress awards with a grant date fair value (determined in accordance with either GAAP or IASB principles) of more than $500,000, increased to $750,000 in connection with a non-employee director’s initial service.

Exercise of Options

The exercise price of an option granted under the amended Cypress stock plan to a non-employee director may be paid in the form of cash, check, other shares of Cypress common stock previously owned by him or her with a fair market value on the date of surrender equal to the aggregate exercise price of the exercised shares, or any combination of such methods. For any options granted after Cypress’ 2004 annual stockholder meeting, the option additionally may be exercised and the consideration paid by the delivery of an exercise notice together with other documentation as the Cypress compensation committee and broker, if applicable, requires to effect the exercise of the option and the delivery to Cypress of the sale or loan proceeds required to pay the exercise price (or any combination of the above payment methods).

Termination of Non-employee Director’s Service

In the event a non-employee director ceases to serve as a Cypress board member other than due to his or her death or disability, the options held by him or her under the amended Cypress stock plan that are recurring Cypress awards will be exercisable (to the extent the option was exercisable on the date of termination) within 90 days, or for options that are recurring Cypress awards granted on or after Cypress’ 2004 annual stockholder meeting, within one year, after the date of termination of board service. In the event the non-employee director ceases to serve as a Cypress board member due to disability, the options held by the non-employee director under the amended Cypress stock plan will be exercisable (to the extent exercisable on the date of service termination) for a period of six months, or for options granted on or after Cypress’ 2004 annual stockholder meeting, within one year after the date of service termination. In the event of the non-employee director’s death while a Cypress board member, the options held by him or her under the amended Cypress stock plan will be exercisable for a period of six months, or for options granted on or after Cypress’ 2004 annual stockholder meeting, for a period of one year, after the date of such death (to the extent that the option would have become exercisable had the director continued living and remained in continuous service as a director for an additional 12 months). If the non-employee director dies within 30 days after the termination of his or her continuous service as a Cypress board member, his or her options under the amended Cypress stock plan may be exercised within six months following the date of such death (to the extent the option was exercisable on the date of service termination).

Certain Performance-based Awards

The amended Cypress stock plan is designed to permit (but not require) Cypress to issue Cypress awards intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (which we refer to as Section 162(m)). Thus, the Cypress compensation committee may require achievement of specified levels of performance with respect to performance goals, in order for a Cypress award to vest. In granting restricted stock or RSUs that are intended to qualify under Section 162(m), the Cypress compensation committee will follow any procedures determined necessary or appropriate to ensure qualification of the award under Section 162(m).

With respect to any Cypress awards intended to qualify as performance-based compensation under Section 162(m), at the Cypress compensation committee’s discretion, one or more of the following performance goals may apply: cash flow (including operating cash flow or free cash flow), revenue (on an absolute basis or adjusted for currency effects), gross margin, operating expenses or operating expenses as a percentage of revenue, earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings), earnings per share, stock price, return on equity, total stockholder return, growth in stockholder value relative to the moving average of the S&P 500 Index, the Philadelphia Semiconductor Sector Index or another index, return on capital, return on assets or net assets, return on investment, economic value added, operating profit or net operating profit, operating margin, market share, contract awards or backlog, overhead or other expense reduction, credit rating, objective customer indicators, new product invention or innovation, attainment of research and development milestones, improvements in productivity, attainment of objective operating goals, and objective employee metrics. The performance goals may be applied to Cypress as a whole or, except with respect to stockholder return metrics, to a region, business unit, affiliate or business segment, and measured either on an absolute basis or relative to a pre-established target, to a previous period’s results or to a designated comparison group, and, with respect to financial metrics, which may be determined in accordance with U.S. GAAP or IASB, or which may be adjusted when established to exclude any items otherwise includable under GAAP or IASB, or include any items otherwise excludable under GAAP or IASB.

Transfers or Leave of Absence

Unless otherwise determined by the Cypress compensation committee, and subject to applicable laws, the vesting of awards granted under the amended Cypress stock plan will cease during any unpaid leave of absence. Moreover, unless otherwise determined by the Cypress compensation committee, any employee who transfers his or her employment to a subsidiary and receives an equity incentive covering such subsidiary’s equity securities in connection with such transfer, will cease vesting in his or her awards granted under the amended Cypress stock plan, until such time (if at all) the employee transfers from the employment of the subsidiary or another subsidiary back to the employ of Cypress.

Changes in Capitalization

If Cypress experiences a stock split, reverse stock split, stock dividend, combination or reclassification of Cypress shares, or any other increase or decrease in the number of issued shares of Cypress common stock effected without its receipt of consideration (except for certain conversions of convertible securities), proportionate adjustments will be made by the Cypress board subject to any required action by Cypress’ stockholders, to the number of shares available for issuance under the amended Cypress stock plan but as to which no Cypress awards have yet been granted or which have been returned to the amended Cypress stock plan, the number of shares covered by each outstanding Cypress award, the price per share, if any, of each outstanding Cypress award, and the per-person limits on Cypress awards, as appropriate to reflect the stock dividend or other change.

Similarly, if Cypress experiences a spin-off, split-off, or similar transaction involving equity of a subsidiary or former subsidiary, then subject to any required action by Cypress stockholders, the number and/or type of shares covered by each outstanding award, the number and/or type of shares which have been authorized for issuance under the amended Cypress stock plan but as to which no Cypress awards have yet been granted or which have been returned to the amended Cypress stock plan, the price per share of each such outstanding Cypress award, and the per-person limits on Cypress awards will be appropriately and proportionately adjusted to account for any increase or decrease in value resulting from such transaction.

Corporate Transactions

In the event of Cypress’ merger with or into another corporation or the sale of substantially all of its assets, the successor corporation (or its parent or subsidiary) will assume or substitute for equal value each outstanding Cypress award. With respect to Cypress awards other than recurring Cypress awards granted to non-employee directors, including Cypress awards providing for performance-based vesting criteria, the Cypress compensation committee may, in its sole discretion, fully accelerate such Cypress awards in lieu of assumption or substitution. In such event, the Cypress compensation committee will notify all holders of options and SARs that their options and SARs under the amended Cypress stock plan will be fully exercisable for a period of 30 days from the date of such notice and the Cypress award will terminate upon the expiration of such period.

With respect to recurring Cypress awards granted to non-employee directors, in the event the successor corporation does not agree to assume or substitute for such Cypress awards, each outstanding recurring Cypress award granted to a non-employee director will become fully vested and exercisable (if applicable), unless the Cypress board, in its discretion, determines otherwise.

In the event of a proposed dissolution or liquidation of Cypress, the Cypress board may provide that Cypress awards (other than Cypress awards granted to non-employee directors) will terminate as of a date determined by the Cypress board, allow participants to exercise any such options and SAR Cypress awards including shares that otherwise would not be exercisable, and accelerate the vesting of any such restricted stock and RSU Cypress awards.

Amendment and Termination of the Amended Cypress Stock Plan

The Cypress board generally may amend, alter, suspend, or terminate the amended Cypress stock plan at any time, except that certain amendments may require stockholder approval or the consent of participants in the amended Cypress stock plan. Adding shares to the amended Cypress stock plan requires stockholder approval, except in the case of adjustments due to a stock split or similar change in capitalization effected without the receipt of consideration by us. The current Cypress stock plan is scheduled to expire on January 15, 2024.

Limited Transferability of Awards

Cypress awards granted under the amended Cypress stock plan generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the applicable laws of descent and distribution. During the participant’s lifetime, only the participant may exercise the Cypress award. If the Cypress compensation committee makes a Cypress award under the amended Cypress stock plan transferable, such Cypress award will contain such additional terms and conditions as the Cypress compensation committee deems appropriate.

Federal Tax Aspects

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and Cypress of Cypress awards granted under the amended Cypress stock plan, based upon the provisions of the Internal Revenue Code of 1986, as amended, as in effect on the date of this joint proxy statement/prospectus, current regulations and existing administrative rulings of the Internal Revenue Service. However, it does not purport to be complete and does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. Tax consequences for any particular individual may be different.

Nonstatutory Stock Options

No taxable income is reportable when a nonstatutory stock option is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value (on the exercise date) of the shares purchased over the exercise price of the option. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Incentive Stock Options

No taxable income is reportable when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax). If the participant exercises the option and then later sells or otherwise disposes of the shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares before the end of the two- or one-year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option.

Stock Appreciation Rights

No income will be recognized by a recipient in connection with the grant of a stock appreciation right. When the stock appreciation right is exercised, the award holder generally will be required to include as taxable ordinary income in the year of exercise an amount equal to the sum of the amount of any cash received and the fair market value of any common stock or other property received upon the exercise. Any additional gain or loss recognized upon any later disposition of the shares of common stock or other property would be treated as long-term or short-term capital gain or loss, depending on the holding period.

Restricted Stock/Restricted Stock Units

A participant will not have taxable income upon grant unless he or she elects to be taxed at that time pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended (except no such election is available for restricted stock units). Instead, he or she will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the shares received minus any amount paid for the shares.

Tax Effect for Cypress

Cypress generally will be entitled to a tax deduction in connection with a Cypress award made to U.S. employees, consultants and directors under the amended Cypress stock plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). Special rules limit the deductibility of compensation paid to certain of Cypress’ executive officers. Under Section 162(m) of the Internal Revenue Code of 1986, as amended, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1 million. However, Cypress can preserve the deductibility of certain compensation in excess of $1 million if the conditions of Section 162(m) are met. These conditions include stockholder approval of the amended Cypress stock plan, setting limits on the number of Cypress awards that any individual may receive, and for Cypress awards other than certain stock options, establishing performance criteria that must be met before the Award actually will vest or be paid. The amended Cypress stock plan has been designed to permit the Cypress compensation committee to grant Cypress awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting Cypress to continue to receive a federal income tax deduction in connection with such Cypress awards.

Section 409A

Section 409A of the Internal Revenue Code of 1986, as amended (which we refer to as Section 409A) provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Cypress awards granted under the amended Cypress stock plan with a deferral feature will be subject to the requirements of Section 409A. If a Cypress award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that Cypress award may recognize ordinary income on the amounts deferred under the Cypress award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if a Cypress award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

The Cypress board unanimously recommends a vote “FOR” the proposal to approve the amendment and restatement of Cypress’ 2013 Stock Plan.

THE SPANSION SPECIAL MEETING

Date, Time and Place of Spansion Special Meeting

The Spansion special meeting is scheduled to be held at 10:00 a.m., local time, on [—] at 915 DeGuigne Drive, Sunnyvale, California 94085.

Check-in will begin at [—] a.m. and Spansion stockholders should allow ample time for the check-in procedures.

Purpose of Spansion Special Meeting

At the Spansion special meeting, Spansion stockholders will be asked to consider and vote on:

•	a proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement;

•	a proposal to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Spansion named executive officers that is based on or otherwise relates to the merger agreement and merger; and

•	a proposal to approve the adjournment of the Spansion special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

Spansion currently does not contemplate that any other matters will be presented at the Spansion special meeting.

After careful consideration, the Spansion board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of the Spansion stockholders and has unanimously approved the merger agreement.

The Spansion board unanimously recommends that the Spansion stockholders vote: “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement. The Spansion board also unanimously recommends that Spansion stockholders vote “FOR” the proposal to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Spansion named executive officers that is based on or otherwise relates to the merger agreement and merger and “FOR” the proposal to approve the adjournment of the Spansion special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

Who Can Vote at the Spansion Special Meeting

Only Spansion stockholders of record at the close of business on February 5, 2015, the record date for the Spansion special meeting, and other persons holding valid proxies for the special meeting will be entitled to attend the Spansion special meeting.

On the record date, there were [—] shares of Spansion common stock outstanding, par value $0.001 per share. Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

In accordance with Delaware law, a list of stockholders entitled to vote at the meeting will be available at the meeting, and for 10 days prior to the meeting, at [—], between the hours of [—] a.m. and [—] p.m., local time.

Spansion stockholders and their proxies will be admitted to the Spansion special meeting beginning at [—] a.m., local time, on [—]. Spansion stockholders and their proxies should be prepared to present a form of government-issued photo identification, such as a driver’s license, state-issued identification card, or passport. In addition, Spansion stockholders who are record holders will have their ownership verified against the list of record holders as of the record date prior to being admitted to the meeting. Spansion stockholders who are not record holders but hold shares through a broker or nominee (i.e., in “street name”) should provide proof of beneficial ownership on the record date, such as their most recent account statement prior to [—], or other similar evidence of ownership. Anyone who does not provide photo identification or comply with the other procedures outlined above upon request will not be admitted to the special meeting.

Vote Required for Approval

Quorum

A quorum will be present if at least a majority of the outstanding shares are represented by proxy or by Spansion stockholders present and entitled to vote at the Spansion special meeting. Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your bank or broker) or if you vote in person at the Spansion special meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chairman of the board or holders of a majority of the votes present at the Spansion special meeting may adjourn the special meeting to another time or date.

Required Vote

Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Spansion common stock entitled to vote thereon. Approval of the compensation proposal and the adjournment proposal each requires the affirmative vote of a majority of the votes cast by holders of shares of Spansion common stock present in person or represented by proxy at the Spansion special meeting and entitled to vote on the proposal.

Effect of Not Voting and Abstentions

Abstentions and broker “non-votes” count as present for establishing the quorum described above. A broker “non-vote” may occur on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the shares, and such instructions have not been provided by the beneficial owner.

Under the applicable rules of the New York Stock Exchange, brokers and other nominees are prohibited from giving a proxy to vote their customers’ shares with respect to the proposals to be voted on at the Spansion special meeting in the absence of instructions from their customers. Failure by a Spansion stockholder to submit a proxy or instruct a broker or nominee to vote will have the effect of a vote against the merger proposal, but it will have no effect on the compensation proposal or the adjournment proposal, assuming a quorum is present. Abstentions will have the effect of a vote against the merger proposal, the compensation proposal and the adjournment proposal.

Adjournments

If there is no quorum, the chairman of the Spansion board or holders or a majority of the votes present at the Spansion special meeting may adjourn the special meeting to another time or date.

Even if a quorum is present, the Spansion special meeting could be adjourned in order to provide more time to solicit additional proxies in favor of adoption of the merger agreement and approval of the transactions contemplated by the merger agreement if sufficient votes are cast in favor of the adjournment proposal. If the adjournment is for more than 30 days or if after the adjournment a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the Spansion special meeting.

Share Ownership of Directors and Executive Officers of Spansion

At the close of business on the record date for the Spansion special meeting, directors and executive officers of Spansion beneficially owned and were entitled to vote approximately [—]% of the shares of Spansion common stock outstanding on that date. Simultaneously with the execution and delivery of the merger agreement, each of the directors and executive officers of Spansion, in their respective capacities as stockholders of Spansion, entered into support agreements with Cypress pursuant to which such individuals agreed, among other things, to vote their respective shares of Spansion common stock for the approval and adoption of the merger agreement.

Voting Procedures

Method of Voting

Spansion stockholders are being asked to vote both shares held directly in their name as stockholders of record and any shares they hold in “street name” as beneficial owners. Shares held in “street name” are shares held in a stock brokerage account or shares held by a bank or other nominee. The method of voting differs for shares held as a record holder and shares held in street name. Record holders will receive proxy cards. Holders of shares in street name will receive voting instruction cards from their brokers or nominees seeking instruction as to how to vote.

Proxy cards and voting instruction cards are being solicited on behalf of the Spansion board from Spansion stockholders in favor of approval of the merger proposal, the compensation proposal and the adjournment proposal.

Submitting Proxies or Voting Instructions

Whether Spansion stockholders hold shares of Spansion common stock directly as stockholders of record or in street name, Spansion stockholders may direct the voting of their shares without attending the Spansion special meeting. Spansion stockholders may vote by granting proxies or, for shares held in street name, by submitting voting instructions to their brokers or nominees.

Record holders of shares of Spansion common stock may submit proxies by completing, signing and dating their proxy cards for the Spansion special meeting and mailing them in the accompanying preaddressed envelopes. Spansion stockholders who hold shares in street name may vote by mail by completing, signing and dating the voting instruction cards for the Spansion special meeting provided by their brokers or nominees and mailing them in the accompanying pre-addressed envelopes. Proxies and voting instruction forms submitted by mail must be received no later than [—] at 5:00 p.m. Pacific Time to be voted at the Spansion special meeting. Spansion stockholders may also submit proxies over the Internet at the web address shown on the proxy card. Spansion stockholders who live in the United States or Canada may submit proxies by calling the telephone number shown on the proxy card. The Internet and telephone voting facilities will close at 11:59 p.m., Eastern Time, on [—]. The availability of Internet and telephone voting for shares held in street name will depend on the voting processes of your broker or other nominee.

If Spansion stockholders of record do not include instructions on how to vote their properly signed proxy cards for the Spansion special meeting, their shares will be voted “FOR” the merger proposal, the compensation proposal and the adjournment proposal, and in the discretion of the proxy holders on any other business that may properly come before the Spansion special meeting.

If Spansion stockholders holding shares of Spansion common stock in “street name” do not provide voting instructions, their shares will not be considered to be votes cast on the merger proposal, the compensation proposal or the adjournment proposal.

Stockholders of record of Spansion common stock may also vote in person at the Spansion special meeting by attending the meeting and submitting their proxy cards or by filling out a ballot at the special meeting.

If shares of Spansion common stock are held by Spansion stockholders in street name, those Spansion stockholders may not vote their shares in person at the Spansion special meeting unless they bring a signed proxy from the record holder giving them the right to vote their shares and fill out a ballot at the special meeting.

Contact for Questions and Assistance in Voting

Any Spansion stockholder who has a question about the proposals or how to vote or revoke a proxy, or who wishes to obtain additional copies of this joint proxy statement/prospectus, should contact:

Alliance Advisors, LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, New Jersey 07003

Telephone: (973) 873-7700

Facsimile: (973) 338-1430

www.allianceadvisorsllc.com

If you need additional copies of this joint proxy statement/prospectus or voting materials, you should contact Alliance Advisors, LLC as described above or Spansion Investor Relations at investor.relations@spansion.com or by telephone at (408)  962-2500.

Revoking Proxies or Voting Instructions

Spansion stockholders may change their votes at any time prior to the vote at the Spansion special meeting. Spansion stockholders of record may change their votes by granting new proxies bearing a later date (which automatically revoke any the earlier proxy) or by attending the Spansion special meeting and voting in person. Attendance at the Spansion special meeting will not cause previously granted proxies to be revoked, unless the Spansion stockholder specifically so requests.

For shares held in “street name,” Spansion stockholders may change their votes by submitting new voting instructions to their brokers or nominees or by attending the Spansion special meeting and voting in person, provided that they have obtained a signed proxy from the record holder giving them the right to vote their shares.

Shares Held in “Street Name”

Spansion stockholders who own shares of Spansion common stock through a broker, bank or other nominee and attend and vote at the Spansion special meeting, should bring proof of beneficial ownership on the record date, such as their most recent account statement prior to [—], or other similar evidence reflecting their stock ownership as of the record date for the Spansion special meeting.

Tabulation of Votes

Representatives of [—], Spansion’s mailing agent and tabulation service, will count the votes, and [—] will act as the Inspector of Elections. The procedures to be used by the Inspector of Elections are consistent with Delaware law concerning the voting of shares, determination of a quorum and the vote required to take stockholder action.

How You Can Reduce the Number of Copies of Spansion’s Proxy Materials You Receive

The Securities and Exchange Commission has rules that permit Spansion to deliver a single copy of its proxy statement to stockholders sharing the same address. To reduce the expenses of delivering duplicate proxy materials, Spansion is taking advantage of the Securities and Exchange Commission’s “householding” rules that permit Spansion to deliver only one set of proxy materials to stockholders who share an address, unless otherwise requested by the stockholders.

Cost of Proxy Distribution and Solicitation

Spansion is soliciting proxies for the Spansion special meeting from Spansion stockholders and Cypress is soliciting proxies for the Cypress special meeting from its stockholders. Each company will bear its own fees and costs associated with printing and filing this joint proxy statement/prospectus and the registration statement on Form S-4, of which it forms a part. Other than the costs shared with Cypress, the cost of soliciting proxies from Spansion stockholders will be paid by Spansion. Spansion has retained Alliance Advisors, LLC to assist it in the solicitation of proxies for approximately $[—], plus reasonable out-of-pocket expenses. Spansion has also requested that banks, brokers and other custodians, agents and fiduciaries send these proxy materials to the beneficial owners of Spansion’s common stock they represent and secure their instructions as to the voting of such shares. Spansion may reimburse such banks, brokers and other custodians, agents and fiduciaries representing beneficial owners of Spansion’s common stock for their expenses in forwarding solicitation materials to such beneficial owners. Certain of Spansion’s directors, officers or employees may also solicit proxies in person, by telephone, or by electronic communications, but they will not receive any additional compensation for doing so.

PROPOSAL 1.

THE MERGER AGREEMENT AND THE MERGER

As discussed elsewhere in this joint proxy statement/prospectus, Spansion stockholders are considering and voting to adopt the merger agreement and approve the transactions contemplated by the merger agreement. Spansion stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, Spansion stockholders are directed to the merger agreement which is attached as Annex A to this joint proxy statement/prospectus.

The Spansion board unanimously recommends a vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

PROPOSAL 2.

ADVISORY VOTE TO APPROVE MERGER-RELATED COMPENSATION FOR SPANSION NAMED EXECUTIVE OFFICERS

Under Section 14A of the Securities Exchange Act of 1934 and the applicable Securities and Exchange Commission rules issued thereunder, Spansion is required to submit a proposal to its stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to Spansion named executive officers in connection with the completion of the merger. This proposal, which is referred to as the “compensation proposal,” gives Spansion stockholders the opportunity to vote, on an advisory (non-binding) basis, on the compensation that may be paid or become payable to Spansion named executive officers that is based on or otherwise relates to the merger agreement and merger. This compensation is summarized in the table captioned “Spansion Golden Parachute Compensation” in the section entitled “The Merger—Spansion Executive Compensation Payable in Connection with the Merger” beginning on page 103 of this joint proxy statement/prospectus, including the footnotes to the table and narrative disclosures set forth in the section. The Spansion board encourages you to review carefully the named executive officer merger-related compensation information disclosed in this joint proxy statement/prospectus. The Spansion board unanimously recommends that Spansion stockholders approve, by advisory vote, the compensation that may become payable to Spansion named executive officers in connection with the completion of the merger. The vote on the compensation proposal is a vote separate and apart from the vote on the merger proposal. Accordingly, you may vote to approve the merger proposal and vote not to approve the compensation proposal and vice versa. Because the vote on the compensation proposal is advisory only, it will not be binding on either Spansion or Cypress. Accordingly, if the transaction agreement is adopted and the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the compensation proposal. Approval of the compensation proposal requires the affirmative vote of the holders of a majority of the shares of Spansion common stock present or represented by proxy at the special meeting and entitled to vote thereon. If you fail to submit a proxy or fail to instruct your broker or nominee to vote, it will have no effect on the compensation proposal, assuming a quorum is present. If you mark your proxy or voting instructions to abstain, it will have the effect of a vote against the compensation proposal.

The Spansion board unanimously recommends a vote “FOR” the approval, on an advisory (non-binding) basis, of the compensation that may be paid or become payable to Spansion named executive officers that is based on or otherwise relates to the merger agreement and merger.

PROPOSAL 3.

POSSIBLE ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES,

IF NECESSARY OR APPROPRIATE

The Spansion special meeting may be adjourned to another time and place to permit further solicitation of proxies, if necessary or appropriate, to obtain additional proxies if there are not sufficient votes to approve the merger proposal.

Spansion is asking you to authorize the holder of any proxy solicited by the Spansion board to vote in favor of any adjournment of the Spansion special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal.

The Spansion board unanimously recommends a vote “FOR” the proposal to approve the adjournment of the Spansion special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

THE MERGER

The following is a description of the material aspects of the merger, including the merger agreement. While we believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the merger.

Background of the Merger

Spansion and Cypress are both participants in the semiconductor industry and are familiar with each other’s business. Each of them routinely evaluates business alternatives and strategic opportunities as part of their ongoing evaluation of developments in the marketplace and participates in discussions with third parties regarding possible commercial arrangements, partnerships and transactions.

The Cypress board and management have a robust process in place for the periodic and ongoing review of strategic opportunities. This process is led by the chief technology officer (CTO) with the direct involvement of the chief executive officer (CEO), executive vice president business leads and the chief financial officer of Cypress (executive management). The process involves the analysis of potential acquisitions of companies or product lines of other companies, collaborations with other companies and other business combinations.

In 2013 Cypress analyzed 12 strategic opportunities. These opportunities began with extensive evaluation by executive management, including the CEO. The majority of these opportunities were analyzed, reviewed and discussed over the course of several months and helped Cypress develop and refine its strategic focus for 2014.

In 2014 Cypress evaluated an additional eight strategic opportunities, including an acquisition of Spansion. Executive management conducted various levels of discussions with 5 specific parties and Spansion. The discussions with each of the parties evolved over a period of months and included meetings with CEOs, executive management, bankers, the exchange of due diligence information necessary to analyze the opportunities, and in-person meetings (including outside the U.S.), and led Cypress to the view that a merger with Spansion was the best strategic opportunity for the shareholders of Cypress.

The Spansion board and management periodically review strategic opportunities for Spansion, including potential acquisitions of companies or their product lines, collaborations with other companies and other business combinations. Such periodic reviews led to Spansion’s acquisition of the microcontroller and analog business of Fujitsu in August 2013 and, in early 2014, to the investigation of other potentially complementary acquisitions. In July 2014, Spansion engaged Jefferies LLC, referred to as Jefferies, as financial advisor to assist with the investigation of an opportunity for Spansion to acquire a strategic party, referred to as Party A.

In furtherance of Spansion’s strategy to acquire complementary businesses and product lines from third parties, John H. Kispert, the chief executive officer of Spansion, met with the management of a strategic party, referred to as Party B, in January 2014, to discuss the potential acquisition of a portion of Party B’s business.

In early 2014, Mr. Kispert also met with the management of a strategic party, referred to as Party C, to follow up on discussions that had taken place over the course of the previous several years regarding the potential acquisition by Spansion of a portion of Party C’s business. During the course of such discussions, Party C expressed unsolicited interest in acquiring Spansion, but the pricing terms of a potential acquisition were not discussed at that time. Nonetheless, Spansion’s management believed that discussions regarding such potential acquisition by Party C or regarding a potential acquisition of a business unit of Party C by Spansion could be worthwhile.

On April 2, 2014, Spansion entered into a mutual nondisclosure agreement with Party C for the purpose of evaluating a potential acquisition of Spansion or other strategic transaction.

Also in April 2014, representatives of a strategic party, referred to as Party D, met with Spansion’s senior management to discuss a potential acquisition of a particular business unit of Spansion. In April 2014 and May 2014, Spansion engaged in discussions with Party D to explore signing a mutual nondisclosure agreement regarding such a potential acquisition of a particular business unit of Spansion, or other strategic transaction.

At a meeting of the Spansion board on April 27, 2014, Mr. Kispert updated the board on the inquiries from Party C and Party D. At this meeting, the Spansion board requested that Spansion’s management update its three-year operating plan in order to provide a basis against which the board could evaluate any transaction proposal that might be received from Party C or any other party. The board also recommended that Spansion’s management engage Morgan Stanley & Co. LLC, referred to as Morgan Stanley, as financial advisor to assist with the process of updating Spansion’s three-year operating plan, potentially responding to Party C’s interest in an acquisition of Spansion and evaluating any other potential strategic alternatives or proposals.

On May 7, 2014, Party D informed Spansion that it was not comfortable agreeing to a standstill provision in the mutual nondisclosure agreement that Party D and Spansion were negotiating.

On May 16, 2014, Spansion indicated to Party D that it would not be able to provide all of the information that Party D was requesting without a standstill provision, but offered to meet with Party D during the week of May 19, 2014 to provide limited due diligence information.

At a meeting on May 16, 2014, Spansion’s board discussed the interest of Party C in an acquisition of Spansion.

On May 23, 2014, Party D informed Spansion that, due to other strategic priorities, it would not pursue a strategic transaction of the type previously discussed with Spansion at that time.

On June 9, 2014, Spansion entered into an amended mutual nondisclosure agreement with Party C to clarify the parties’ respective obligations concerning the disclosure of certain confidential information.

On June 12, 2014, representatives of Spansion and representatives of Party C met at the offices of Fenwick & West LLP, referred to as Fenwick, Spansion’s outside legal counsel, to discuss a potential acquisition of Spansion or other strategic transaction.

From June 2014 through August 2014, Spansion and Party C continued to have conversations regarding a potential acquisition of Spansion by Party C, and Spansion continued to provide information to Party C.

On July 25, 2014, a strategic party, referred to as Party E, contacted Spansion’s management to discuss strategic opportunities between the two companies, including an acquisition of Spansion. Although Spansion’s board and management had concerns with respect to Party E’s ability to fund an acquisition of Spansion independently or obtain access to sufficient financing resources as would be required to complete such a transaction, on July 28, 2014, Spansion entered into a mutual nondisclosure agreement with Party E for the purpose of further exploring strategic options with Party E.

On August 15, 2014, Morgan Stanley discussed several topics with Spansion’s board, including a preliminary view of Spansion’s valuation based on management’s three-year operating plan and a range of strategic alternatives for Spansion, including strategic acquisitions, the sale of a business unit, a sale of the entire company and continuing to operate the company on a standalone basis. At the August 15, 2014 meeting, the Spansion board also discussed the potential acquisition by Spansion of Party A.

During the week of August 18, 2014, Mr. Kispert attended a meeting with representatives of Cypress, during which the Cypress representatives indicated that Cypress was potentially interested in a strategic transaction with Spansion in which Cypress and Spansion would combine, with T.J. Rodgers, the chief executive officer of Cypress, being the chief executive officer of the combined company.

Over the course of August 2014 and September 2014, Spansion provided due diligence information to Party E.

In September 2014, Party B contacted Spansion’s management and expressed interest in acquiring Spansion. The Spansion board and management considered the potential financial synergies of a business combination transaction and Party B’s ability to finance an acquisition.

On September 8, 2014, a representative of Spansion indicated to a representative of Party E that Spansion could not provide certain information that Spansion considered to be commercially sensitive unless Party E made a proposal to acquire Spansion. Later in the week of September 8, 2014, Party E terminated discussions with Spansion.

On September 9, 2014, Spansion entered into a mutual nondisclosure agreement with Party B for the purpose of allowing Party B to evaluate a potential acquisition of Spansion.

On September 12, 2014, representatives of Spansion met with a representative of Cypress to discuss Cypress’ potential interest in a strategic transaction.

On September 15, 2014, Cypress discussed with Qatalyst Partners LP, referred to as Qatalyst Partners, whether Qatalyst Partners would act as its financial advisor with respect to a potential business combination with Spansion.

During the week of September 15, 2014, representatives of Morgan Stanley and Jefferies engaged in conversations with representatives of Qatalyst Partners, in which Qatalyst Partners indicated that Cypress was considering making a proposal for an all stock merger of equals. Representatives of Qatalyst Partners advised that Cypress was not yet prepared to offer further details as to the valuation of a potential transaction.

On September 18, 2014, Party B submitted a preliminary, non-binding proposal to acquire Spansion for $27.30 per share in an all-cash transaction.

In light of these events, the Spansion board convened later on September 18, 2014. Representatives of Fenwick attended the meeting. Mr. Kispert briefed the board on the recent proposal that Spansion had received from Party B and the inquiries that Spansion had received from Cypress with respect to a strategic transaction, as well as the status of the potential acquisition by Spansion of Party A. Representatives from Fenwick presented to the board regarding its fiduciary duties in evaluating acquisition proposals and strategic combinations. The Spansion board then resolved to create a special M&A committee of the board to appropriately and efficiently supervise and advise management in the process of exploring and evaluating a potential change of control of Spansion or strategic combination with a third party. The board appointed three of its directors, Raymond Bingham, Michael Wishart and William Mitchell, to serve as the members of the M&A committee. Members of the board also recommended that Spansion engage Morgan Stanley as well as Jefferies to serve as financial advisors to Spansion in connection with evaluating potential acquisitions of Spansion and other strategic alternatives.

On September 18, 2014, following the meeting of the Spansion board, the M&A committee convened. Representatives of Morgan Stanley and Fenwick attended the meeting. The M&A committee engaged in a lengthy discussion regarding the various unsolicited inquires received by Spansion’s management, including the preliminary, all-cash, non-binding acquisition proposal received from Party B and the preliminary verbal indication of interest by Cypress. Representatives of Morgan Stanley discussed a range of strategic alternatives available to the Company, various preliminary valuation scenarios and preliminary examples of potential synergies that might be realized as a consequence of a strategic transaction. The M&A committee, management and representatives of Morgan Stanley and Fenwick discussed the parameters of an appropriate market check process. As part of a market check process the M&A committee directed management to follow up with Party C, Cypress and Party E and to engage with Party B to seek a higher valuation and test the level of Party B’s board support for its proposal. The M&A committee also engaged in an extensive discussion of several other parties that might be approached in a market check process, including the M&A committee’s and Morgan Stanley’s perception of each such party’s ability to effect a strategic transaction using either cash, stock or a combination thereof. Morgan Stanley commented on each such party and a discussion ensued. Among several factors that the committee considered with respect to each party were the strength of each such party’s balance sheet and its financing capacity. Synergies (and potential negative synergies) with such parties were also discussed. Following the discussion, the M&A committee instructed management to initiate contact with several specific parties about their possible interest in a potential strategic transaction.

Shortly following the September 18, 2014 Spansion M&A committee meeting, Spansion management contacted Party C and three new strategic parties, referred to as Party F, Party G and Party H, to gauge each such party’s interest in an acquisition of Spansion. Party F and Party G each stated that it was not interested in pursuing an acquisition of Spansion.

On September 25, 2014, Spansion and Cypress executed a mutual nondisclosure agreement in order to facilitate their consideration of a potential business combination.

On September 26, 2014, representatives of Spansion attended a meeting with members of Party H’s management to have a preliminary discussion about Spansion’s business and the possibility of an acquisition of Spansion by Party H, or other strategic transaction. At the conclusion of the meeting, Party H’s management requested an additional meeting during the week of either September 29, 2014 or October 6, 2014.

On September 26, 2014, Party C indicated that it was not prepared at that time to make a proposal to acquire Spansion.

On September 27, 2014, Mr. Kispert and other representatives of Spansion participated in a day-long senior management presentation to the management of Party B.

The M&A committee of the Spansion board reconvened on September 29, 2014 to consider the status of discussions with various parties. Spansion management and representatives of Morgan Stanley, Jefferies and Fenwick attended the meeting. The M&A committee considered and discussed the responses received from Cypress, Party C, Party E, Party F, Party G and Party H since its September 18, 2014 meeting, as well as the management presentations to Party H on September 26, 2014 and to Party B on September 27, 2014. Representatives of Morgan Stanley and Jefferies reported to the M&A committee that Party C, Party D, Party E, Party F and Party G were not interested in submitting a proposal to acquire Spansion.

Morgan Stanley and Jefferies then outlined a potential timeline for a strategic transaction and recommended that all interested parties be asked to submit indications of interest by October 6, 2014, which the M&A committee approved. Morgan Stanley then discussed with the M&A committee various preliminary valuation scenarios, taking into consideration possible synergies. Following Morgan Stanley’s and Jefferies’ presentation, the M&A committee discussed the status of the potential acquisition by Spansion of Party A. The M&A committee then authorized management to formally engage Morgan Stanley and Jefferies to serve as financial advisors to Spansion in connection with a possible acquisition or strategic transaction.

On October 1, 2014, Spansion entered into formal engagement agreements with each of Morgan Stanley and Jefferies as financial advisors in connection with a possible acquisition of Spansion or another strategic transaction.

On October 3, 2014, members of Spansion’s management met with representatives of Cypress to discuss Spansion’s business and a potential business combination transaction. The parties also discussed Cypress and its vision for the combined company.

On October 6, 2014, Party B verbally reaffirmed its proposal of $27.30 per share in cash and requested three to five weeks to continue business and financial due diligence and to prepare a definitive acquisition agreement.

Also on October 6, 2014, Spansion entered into a mutual nondisclosure agreement with Party H.

Also on October 6, 2014, representatives of Qatalyst Partners contacted Spansion’s financial advisors by telephone and indicated that Cypress would need seven to ten additional days to refine its analysis of the potential synergies of a stock transaction.

On October 7, 2014, Mr. Rodgers called Mr. Kispert and stated that Cypress would provide a proposal for a business combination with Spansion no later than October 17, 2014, possibly as soon as October 15, 2014.

Later on October 7, 2014, Mr. Kispert and other representatives of Spansion provided a 90-minute presentation to Party H. Following this presentation, Party H indicated that it would not make a proposal to acquire Spansion at that time.

Later on October 7, 2014, the M&A committee of the Spansion board convened to discuss the status of discussions with Cypress, Party B and Party H. Spansion management and representatives of Morgan Stanley, Jefferies and Fenwick attended the meeting. The committee was informed of Party H’s decision not to make a proposal to acquire Spansion.

At its October 7, 2014 meeting, the M&A committee of the Spansion board also discussed the potential acquisition by Spansion of Party A. The committee considered the potential near-term reaction of the stock market to Spansion’s announcement of such an acquisition, the potential interest of Cypress and Party B in Party A’s product portfolio, the increased size of Spansion if it consummated an acquisition of Party A, the requirement for Cypress and Party B to perform due diligence regarding Party A if such an acquisition were consummated and Cypress or Party B continued to be interested in acquiring Spansion and the potential benefits of the acquisition of Party A to Spansion’s standalone strategy if a business combination involving Spansion was not consummated.

On October 9, 2014, October 10, 2014 and October 12, 2014, representatives of Cypress and Spansion participated in due diligence calls to discuss finance matters and Spansion’s flash, microcontroller and analog product lines.

On October 13, 2014, members of Spansion’s management attended a follow-up due diligence session with members of management of Party B.

On October 14, 2014, Spansion provided access to a virtual data room to Party B and began responding to Party B’s due diligence requests.

On October 14, 2014, the Cypress board held a special meeting. Members of the Cypress management team, representatives of Qatalyst Partners and representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, referred to as Wilson Sonsini, outside counsel to Cypress, attended the meeting. Mr. Rodgers and representatives of Qatalyst Partners updated the Cypress board with respect to the ongoing discussions with Spansion, Spansion’s response to Cypress’ preliminary proposal and the results of the meetings between Cypress and Spansion on October 3, 2014. Cypress’ management reported to the board on its diligence findings from its October 9, 2014, October 10, 2014 and October 12, 2014 diligence calls regarding Spansion’s flash, microcontroller and analog product lines. After discussion, the Cypress board authorized Mr. Rodgers to deliver to Spansion a written non-binding proposal for an all-stock business combination of Cypress and Spansion.

On October 15, 2014, Cypress delivered to Spansion a non-binding proposal for an all-stock business combination of Cypress and Spansion. The Cypress proposal provided for an exchange ratio reflecting a 12% premium to the ratio of the two companies’ stock trading prices to be determined based on the 15-day average of their trading prices up to five days prior to signing a definitive agreement. The proposal indicated that the exchange ratio would be subject to a lower limit of 1.718 and an upper limit of 2.4.

On October 16, 2014, Spansion’s financial advisors had a conversation with Party B’s financial advisor, during which Party B’s financial advisor indicated that Party B was not prepared to increase its offer of $27.30 per share. Party B’s financial advisor noted that Spansion’s stock price had declined to $16.27 per share (down from $23.58 per share on the date of Party B’s October 6, 2014 non-binding proposal) and that Party B’s stock price (and a number of other semiconductor companies’ stock prices) had also declined in the same period due to market concerns about a downturn in the semiconductor industry. Party B’s financial advisor also expressed concern about the increasing cost of obtaining debt financing that would be necessary to consummate an acquisition of Spansion. As a result of these market conditions and developments, Party B’s financial advisor indicated that Party B would wait to re-engage with Spansion until after Spansion completed its earnings announcement for the third quarter of fiscal 2014.

Also on October 16, 2014, representatives of a new strategic party located outside of the United States, referred to as Party J, contacted Mr. Kispert to express interest in acquiring Spansion. Mr. Kispert had contacted representatives of Party J over the course of the prior year regarding a potential acquisition by Spansion of Party J, which had not been consummated. Mr. Kispert invited the Party J representatives to contact Morgan Stanley and Jefferies to discuss Party J’s interest in acquiring Spansion.

On October 17, 2014, Spansion’s financial advisors had a conversation with Party B’s financial advisor, during which Party B’s financial advisor indicated that, as a result of the same market conditions and developments that Party B’s financial advisor had noted to Spansion’s financial advisors on October 16, 2014, Party B was no longer interested in acquiring Spansion.

On October 18, 2014, the full Spansion board met, together with management, to consider the status of discussions with various parties, including the proposal received from Cypress. Representatives of Morgan Stanley, Jefferies and Fenwick attended the meeting. At the meeting, representatives of Morgan Stanley and Jefferies noted for the board that Party J had expressed interest in an acquisition of Spansion. Morgan Stanley and Jefferies discussed various considerations relating to continued engagement with Cypress and Party J. At this meeting, the Spansion board also discussed the relative benefits of Spansion remaining as a standalone company, and Mr. Kispert provided an update regarding the potential acquisition by Spansion of Party A, including as to Spansion’s due diligence investigation of Party A.

On October 20, 2014, representatives of Spansion’s financial advisors contacted a new strategic party, referred to as Party I, to gauge Party I’s interest in an acquisition of Spansion. Party I indicated that it was not interested in such a transaction.

On October 22, 2014, Party J, along with a financial partner, referred to as Party K, submitted a non-binding proposal to acquire Spansion for $25.88 per share in an all-cash transaction. Party J and Party K indicated that an acquisition of Spansion would be financed through a combination of debt and equity capital. Later on October 22, 2014, representatives of Spansion delivered a draft nondisclosure agreement to the representatives of Party J and Party K.

Throughout the weeks of October 13, 2014 and October 20, 2014, Spansion and Cypress management continued to evaluate the details of Cypress’ October 15, 2014 proposal. Among other things, Spansion management indicated to representatives of Cypress its views that an appropriate exchange ratio would be higher than the range that Cypress had proposed and that governance matters such as board composition and officer designations would need to be discussed.

On October 22, 2014, Cypress held a due diligence session to present its business to Spansion’s management.

On October 31, 2014, Mr. Rodgers sent a letter to Mr. Kispert reiterating Cypress’ interest in consummating a strategic transaction with Spansion according to the terms presented in Cypress’ October 15, 2014 proposal. In his letter, Mr. Rodgers noted that, based on the current stock prices of Spansion and Cypress, Cypress’ proposal represented an exchange ratio of 2.326 and implied a valuation of $23.05 per share of Spansion common stock. Spansion determined that such a proposal implied that its stockholders would own approximately 49% of the combined company based on each of Cypress’ and Spansion’s fully diluted shares including equity awards (using the treasury method) and net share settlement of Spansion’s exchangeable 2.00% senior notes. Mr. Rodgers also requested that Spansion enter into an exclusivity agreement with Cypress in order to continue negotiating the proposed transaction.

On November 3, 2014, the Spansion board held a meeting to consider the status of discussions with various parties. Representatives of Morgan Stanley, Jefferies and Fenwick attended the meeting. At the meeting, representatives of Morgan Stanley and Jefferies discussed the proposal received on October 22, 2014 from Party J and its financial partner, Party K, and discussed the ability of Party J and Party K to raise the financing they would need in order to consummate an acquisition of Spansion. Representatives of Morgan Stanley and Jefferies noted their assessment that the resources of Party K were likely insufficient to fund an acquisition of Spansion, and that Party J’s additional sources of financing were unclear. Further, representatives of Morgan Stanley and Jefferies noted that little information about Party J was publicly available, and that Party J and Party K had not provided comments to the draft nondisclosure agreement delivered to them on October 22, 2014 or delivered information regarding such parties’ financial wherewithal to timely consummate an acquisition of Spansion, which had been requested in earlier conversations. As a result of these factors, Morgan Stanley and Jefferies advised the board that Party J’s financing could substantially delay the consummation of an acquisition by Party J and Party K, particularly if the source of Party J’s additional financing was a non-U.S. governmental entity. The Spansion board and its advisors also discussed concerns regarding the ability of Party J to obtain U.S. regulatory approvals required for the transaction, including under export control laws as well as laws regulating foreign investment in the U.S. Spansion’s financial advisors also gave a presentation regarding, and the board members discussed, the strategic rationale for the Cypress transaction, including the potential financial synergies that such a transaction could generate, and presented a detailed analytical framework for evaluating the Cypress proposal. Mr. Kispert also advised the board that Spansion had not been able to agree on a purchase price with respect to the acquisition by Spansion of Party A, and that Spansion was not likely to proceed with the acquisition of Party A in the near term.

Following the Spansion board meeting on November 3, 2014, a member of Spansion’s board spoke with a member of Cypress’ board by telephone regarding the details of Cypress’ proposal. The member of Spansion’s board reiterated Spansion’s belief that the exchange ratio offered in the Cypress proposal dated October 15, 2014 was too low and that Spansion stockholders should have a greater ownership percentage of the combined company than implied by Cypress’ proposal.

On November 3, 2014, representatives of Qatalyst Partners contacted Spansion’s financial advisors and discussed certain key deal terms. Representatives of Qatalyst Partners noted that, given the proposed all-stock merger of equals structure, it would be appropriate and consistent with other mergers of equals for the merger agreement to contain a provision that would require each party to hold a meeting of their respective stockholders to vote on the proposed merger, even if a party received an alternative proposal that the party’s board determined to be a superior proposal, to permit the stockholders to decide whether to consummate the merger. Spansion’s financial advisors advised Qatalyst Partners that Spansion was not prepared to agree to such a voting provision at that time.

During the course of the week of November 3, 2014, representatives of Party J and representatives of Spansion attempted to negotiate a mutual nondisclosure agreement. During that week, Spansion and its representatives also attempted to validate the sources of Party J’s financing.

On November 4, 2014, the Cypress board held a special meeting. Members of the Cypress management team, representatives of Qatalyst Partners and representatives of Wilson Sonsini attended the meeting. The Cypress board discussed the prior day’s conversation with Spansion’s board member and representatives of Qatalyst Partners reported to the Cypress board the discussion that they had with Spansion’s financial advisors, also on November 3, 2014. The Cypress board considered Spansion’s request that its stockholders hold a larger percentage of the combined company. The Cypress board discussed a range of exchange ratios and representatives from Qatalyst Partners discussed with the board the ownership percentages that such exchange ratios would imply. Representatives of Wilson Sonsini reviewed for the Cypress board its fiduciary duties in an all-stock business combination transaction of the type proposed with Spansion. After a lengthy discussion of the foregoing matters and Spansion’s reaction to Cypress’ previous offer, relative valuation, current diligence findings and whether it would be appropriate to increase the exchange ratio, the Cypress board authorized Mr. Rodgers to deliver to Spansion a revised proposal reflecting a fixed exchange ratio of 2.457.

On November 4, 2014, Cypress delivered to Spansion a revised, non-binding proposal for an all-stock business combination of Cypress and Spansion, with a fixed exchange ratio of 2.457, which implied that Spansion stockholders would own approximately 50% of the combined company based on each of Cypress’ and Spansion’s fully diluted shares including equity awards (using the treasury method) and net share settlement of Spansion’s exchangeable 2.00% senior notes. The revised proposal indicated that Mr. Rodgers would be the chief executive officer of the combined company, Eric A. Benhamou, the chairman of Cypress’ board, would be the chairman of the board of the combined company and the board of directors of the combined company would be comprised of eight members, four of whom would be current Spansion directors and four of whom would be current Cypress directors. Cypress also indicated that the proposal constituted its “best and final offer.”

On November 6, 2014, a member of Cypress’ board and a member of Spansion’s board discussed the revised Cypress proposal by telephone.

Later on November 6, 2014, the M&A committee of the Spansion board convened for the purpose of evaluating Cypress’ revised proposal and its request to enter into an exclusivity agreement. Representatives of Morgan Stanley and Jefferies attended the meeting and updated the committee as to the terms of the revised proposal. Representatives of Morgan Stanley then presented to the M&A committee regarding certain financial aspects of the proposed merger with Cypress. Representatives of Morgan Stanley and Jefferies then advised the M&A committee that, despite multiple attempts, they had been unable to validate the sources of Party J’s financing of a potential acquisition of Spansion. After a lengthy discussion, the M&A committee determined that Cypress was a more credible potential counterparty since Cypress did not have to obtain third-party financing to consummate the proposed merger, had expressed an unequivocal commitment to consummating an acquisition of Spansion, had a shared belief in the expected synergies as a result of the proposed transaction, had conducted considerable due diligence with the aid of its financial and legal advisors, and, in the M&A committee’s assessment, the proposed merger with Cypress posed no material regulatory challenges. As a result of these factors, the M&A committee authorized management to enter into an exclusivity agreement with Cypress and, subsequent to the M&A committee meeting, Spansion and Cypress entered into an exclusivity agreement providing for a 21 day exclusivity period. Spansion and its representatives then ceased discussions with Party J concerning a mutual nondisclosure agreement.

On November 7, 2014, representatives of the Spansion board met with Mr. Rodgers to discuss Cypress’ business, its succession plans regarding top management and its vision of the proposed combined company.

On November 17, 2014, Cypress formally engaged Qatalyst Partners as its financial advisor and Wilson Sonsini provided an initial draft of the merger agreement to Fenwick.

Spansion and its representatives reviewed the proposed merger agreement and the parties continued their respective ongoing due diligence investigations. On November 20, 2014 and November 21, 2014, Spansion and its representatives discussed key issues in connection with the merger, including (1) the stockholder voting provisions and board termination rights, and (2) governance provisions that related to the ongoing roles of Spansion’s management and directors in the combined company and their ability to help ensure that the combined company would achieve the anticipated benefits of the merger.

On November 21, 2014, the Cypress board held a regularly scheduled meeting. Members of the Cypress management team, representatives of Qatalyst Partners and representatives of Wilson Sonsini attended the meeting. Representatives of Wilson Sonsini reviewed in detail for the Cypress board the terms of the merger agreement that was delivered to Fenwick on November 17, 2014. The Cypress board asked questions about the merger agreement and discussion ensued.

On November 21, 2014, representatives of Morgan Stanley spoke to representatives of Qatalyst Partners regarding certain key issues in the merger agreement. Following such discussion, Fenwick delivered a revised draft of the merger agreement to Wilson Sonsini.

On November 22, 2014, the M&A committee of the Spansion board convened to discuss the key issues in the merger agreement. Spansion management and representatives of Morgan Stanley and Fenwick attended the meeting. Representatives of Morgan Stanley provided an update of its conversation with representatives of Qatalyst Partners to the M&A committee. Following a discussion, the M&A committee instructed management and Fenwick, with the aid of Morgan Stanley and Jefferies, to continue negotiating the merger agreement with Cypress and Wilson Sonsini.

On November 25, 2014, Wilson Sonsini delivered a revised draft of the merger agreement to Fenwick.

Later on November 25, 2014, the Spansion board convened to review Spansion’s third quarter results and to discuss the status of ongoing negotiations with Cypress, the results of Spansion’s due diligence investigation into Cypress and the prospects for arriving at mutually agreeable terms for a definitive agreement. Representatives of Morgan Stanley, Jefferies and Fenwick attended the meeting. Morgan Stanley, Jefferies and Fenwick presented to the Spansion board regarding the material financial and other terms of the proposed definitive agreement, and an outline of the remaining key issues. Morgan Stanley and Jefferies also reviewed for the Spansion board the strategic rationale for a combination with Cypress, including the potential financial synergies implied by such a combination being developed by management, and engaged the board in a discussion of Spansion’s and Cypress’ historical trading prices and financial projections developed by the management teams of the two companies.

Morgan Stanley also discussed other financial aspects of the proposed Cypress transaction and the board discussed the valuation of Spansion implied by the proposed Cypress transaction. Following this presentation, Fenwick advised the Spansion board concerning the regulatory requirements of the proposed combination, including the need to obtain regulatory approvals in the United States, Germany and other foreign jurisdictions. Fenwick then reviewed for the board its fiduciary duties in an all-stock merger of equals transaction and explained to the board that they would be asked to sign support agreements in their capacities as stockholders of Spansion. Following this discussion, the Spansion board instructed management and the representatives of Fenwick, with the aid of Morgan Stanley and Jefferies, to continue negotiating the merger agreement.

Later on November 25, 2014, representatives of Morgan Stanley and Jefferies participated in a telephonic discussion with representatives of Qatalyst Partners of certain key issues in the merger agreement.

On November 25, 2014 and November 26, 2014, Mr. Kispert received unsolicited emails from the management of Party J, in which Party J requested to meet with Mr. Kispert in December, to which Mr. Kispert did not respond because of the exclusivity agreement with Cypress.

On November 26, 2014, Fenwick reviewed the revised draft merger agreement with Spansion and its financial advisors and discussed the key issues. On the same day, the parties’ financial and outside legal advisors participated in telephonic discussions regarding key issues in the merger agreement and, following such discussions, Fenwick delivered a revised draft of the merger agreement to Wilson Sonsini.

On November 28, 2014, the Cypress board held a special meeting. Members of the Cypress management team, representatives of Qatalyst Partners and representatives of Wilson Sonsini attended the meeting. Representatives of Qatalyst Partners and Wilson Sonsini reviewed the key open issues in the merger agreement.

Representatives of Qatalyst Partners reported to the Cypress board their discussion with Spansion’s financial advisors on November 25, 2014. Representatives of Wilson Sonsini reviewed with the Cypress board the revised draft of the merger agreement that Fenwick delivered on November 26, 2014. Representatives of Wilson Sonsini also again reviewed with the Cypress board its fiduciary duties in an all-stock business combination transaction of the type proposed with Spansion and discussed with the Cypress directors the support agreements that they would be asked to sign in connection with the transaction in their capacities as stockholders of Cypress. After lengthy discussion the Cypress board instructed Cypress management to continue to negotiate the merger agreement and resolve the remaining outstanding issues.

The parties continued to negotiate the merger agreement and finalize their due diligence investigations and related disclosure letters over the course of November 28, 2014, November 29, 2014 and November 30, 2014. On November 29, 2014, representatives of Fenwick and Wilson Sonsini held a telephonic discussion to resolve the remaining outstanding issues in the merger agreement. Following such discussion, each of Fenwick and Wilson Sonsini advised their respective clients as to the ongoing discussions concerning unresolved key issues.

On November 30, 2014, a member of Spansion’s board had a discussion with a representative of Wilson Sonsini to emphasize the importance of a balanced governance structure to reflect the merger of equals in which stockholders of each company would own approximately 50% of the combined company on a fully-diluted basis based on each of Cypress’ and Spansion’s fully diluted shares including equity awards (using the treasury method) and net share settlement of Spansion’s exchangeable 2.00% senior notes, and help to achieve a successful integration of the businesses of Spansion and Cypress and the realization of the anticipated benefits of the merger for the stockholders of the combined company. It was subsequently agreed between the parties that Raymond Bingham, the chairman of Spansion’s board, would be chairman of the board of the combined company, that a current Spansion director would chair each of the combined company’s compensation committee and governance committee, that a current Cypress director would chair the combined company’s audit committee and that Mr. Kispert would chair the combined company’s operations committee that would oversee integration of the two organizations.

Later on November 30, 2014, the Spansion board met to discuss the status of negotiations with Cypress. Representatives of Morgan Stanley, Jefferies and Fenwick attended. At the meeting, representatives of Fenwick summarized the key terms of the merger agreement for the Spansion board, with observations made by Morgan Stanley, including the conditions under which the merger could be terminated by either party, the conditions under which a termination fee would be payable, the amount of the termination fee, Cypress’ insistence on the stockholder voting provision and results of the negotiations regarding governance structure. Representatives of Morgan Stanley discussed financial aspects of the proposed business combination with Cypress. A representative of Fenwick also summarized for the board its fiduciary duties in connection with the proposed acquisition. The Spansion board indicated that, in light of the agreed balanced governance structure, the approximately 50% ownership of the combined company that Spansion stockholders were expected to receive, the anticipated strategic and financial benefits of the merger and the mutuality of the terms of the merger agreement, the board would be willing to accept the stockholder voting provision, provided that the remaining other issues in the merger agreement were satisfactorily resolved.

Subsequently, later on November 30, 2014 and early in the morning of December 1, 2014, Mr. Kispert received unsolicited emails from the management of Party K, in which Party K requested to meet with Mr. Kispert to continue discussions from early November 2014.

On December 1, 2014, the Spansion board met for the purpose of reviewing the final terms of the proposed merger agreement. At this meeting, representatives of Fenwick reviewed the resolution of the remaining issues in the merger agreement, and the board accepted them and the stockholder voting provision requested by Cypress. Representatives of Morgan Stanley provided an update to their financial review of the proposed merger. At the conclusion of the financial review, Morgan Stanley rendered for the benefit of the Spansion board its oral opinion, subsequently confirmed in writing on December 1, 2014, that as of such date and based upon and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of shares of Spansion common stock (other than the holders of the excluded shares). Following discussion, the Spansion board unanimously (1) approved the merger agreement and the transactions contemplated by the merger agreement, upon the terms and subject to the conditions set forth in the merger agreement, (2) authorized management to submit the merger agreement to the Spansion stockholders for adoption at the Spansion stockholder meeting and (3) recommended that Spansion’s stockholders adopt the merger agreement and approve the transactions contemplated by the merger agreement. At the December 1, 2014 meeting, the Spansion board also determined that Mr. Kispert should not respond to the emails most recently received from Party J and Party K as a result of the board’s decision to approve the merger agreement with Cypress.

Later on December 1, 2014, the Cypress board met for the purpose of reviewing the final terms of the proposed merger agreement. At this meeting, representatives of Qatalyst Partners delivered to the Cypress board an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated December 1, 2014, to the effect that, as of that date and based on and subject to the considerations, limitations and other matters set forth in the written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Cypress. Following discussion by the Cypress board, the Cypress board unanimously (1) approved the merger agreement and the transactions contemplated by the merger agreement, upon the terms and subject to the conditions set forth in the merger agreement, (2) authorized management to submit the issuance of Cypress shares in connection with the merger to the Cypress stockholders for approval and (3) recommended that the Cypress stockholders approve the issuance of Cypress shares pursuant to the merger.

Later on December 1, 2014, Fenwick and Wilson Sonsini finalized their due diligence investigations and related disclosure letters. Following the closing of trading on December 1, 2014, the parties executed the merger agreement.

Reasons for the Merger

Overview

The boards and management teams of both Cypress and Spansion believe that the proposed merger represents the best strategic alternative for delivering increased value to our respective stockholders.

Cypress and Spansion believe the merger presents a unique strategic opportunity to create a combined entity that will be a leading provider of microcontrollers and specialized memory chips for embedded systems, and that the merger should allow the combined company to deliver significant benefits to its customers, stockholders and employees. Cypress and Spansion further believe that the combined company will be able to achieve meaningful synergies. The Cypress and Spansion boards and their respective management teams each analyzed various strategic alternatives to address their respective risks and challenges as stand-alone entities. See the section entitled “Background of the Merger” beginning on page 59 of this joint proxy statement/prospectus. After reviewing and discussing their respective strategic alternatives and the opportunity for the combined company presented by the merger, as more fully described below, the Cypress and Spansion boards each determined to pursue the merger in lieu of the other alternatives because each believes the merger will create a combined company that will be able to achieve the strategic and financial benefits described below.

Recommendation of the Cypress Board

At a meeting held on December 1, 2014, among other things, the Cypress board unanimously:

•	determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of Cypress and its stockholders;

•	determined that the effective time of the merger and the other transactions contemplated by the merger agreement on the terms and conditions set forth in the merger agreement are advisable and in the best interests of Cypress and its stockholders;

•	approved the merger agreement and authorized and directed the officers of Cypress to execute and deliver the merger agreement for and on behalf of Cypress;

•	authorized and directed the officers of Cypress, for and on behalf of Cypress, to take all actions necessary to list the shares of Cypress common stock to be issued in the merger pursuant to the merger agreement on the Nasdaq Global Select Market in order to proceed with the merger and the other transactions contemplated by the merger agreement; and

•	resolved to recommend that the stockholders of Cypress approve and vote “FOR” the proposal of the issuance of Cypress common stock in the merger pursuant to the terms of the merger agreement.

Accordingly, the Cypress board unanimously recommends that Cypress stockholders vote “FOR” the proposal of the issuance of Cypress common stock in the merger pursuant to the terms of the merger agreement.

Among other things considered by the Cypress board in making this recommendation, the Cypress board requested and considered the opinion of Qatalyst Partners, described below in the section entitled “—Opinion of Cypress’ Financial Advisor” beginning on page 72 of this joint proxy statement/prospectus, that as of December 1, 2014, and subject to the limitations, qualifications and assumptions set forth therein, the exchange ratio pursuant to the merger agreement is fair, from a financial point of view, to Cypress. Qatalyst Partners’ opinion addresses only the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to Cypress. The Cypress board has determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of the Cypress stockholders, based in part upon its consideration of the Qatalyst Partners’ opinion, as well as numerous other factors described below.

In reaching its decision to approve the merger agreement, the Cypress board consulted with Cypress’ management regarding the strategic aspects of the merger, Cypress’ legal counsel regarding the legal terms of the merger and Cypress’ financial advisors regarding the financial aspects of the merger and the fairness, from a financial point of view, of the exchange ratio to Cypress.

The Cypress and Spansion boards each identified the following anticipated strategic and financial benefits of the merger:

•	Complementary Businesses. The products and development capabilities of the two companies are complementary, and should enable the combined company to compete more effectively in attractive markets. The combined company should be stronger than either company on its own, with greater breadth and depth in microcontrollers and specialized memory product offerings and a greater ability to develop new product offerings in these market segments.

•	Customers. The combined company will have deep relationships with many of the market-leading customers in our chosen market segments. Cypress expects the combined company to improve Cypress’ and Spansion’s existing ability to expand current customer relationships, and expect to increase the penetration of new customer accounts. Cypress believes that the combination of the two companies’ product lines and engineering resources should enable the combined company to meet customer needs more effectively and to deliver more complete solutions to our customers. In addition, Cypress believes the larger sales organization, greater marketing resources and financial strength of the combined company may lead to improved opportunities for marketing the combined company’s products.

•	Intellectual Property Portfolio. The combined company will have over 5,100 pending and issued U.S. patents, excluding pending and issued U.S. patents that have been abandoned, sold, or expired.

•

Synergies. The combined company is expected to realize more than $135 million in synergies on an annualized basis within three years of and to be accretive to non-GAAP earnings within the first full year after completing the merger due to increased operating efficiencies and leveraging economies of scale. Cypress expects the combined company to achieve such benefits from exercising greater purchasing power with its suppliers; consolidation and reduction of areas of overlap in operating and other expenses, including the expenses of maintaining two separate public companies.

•	Stronger Financial Position. The combined company will have greater scale and financial resources, including total cash and short term investments of approximately $[—] on a pro forma basis. Cypress and Spansion expect that this stronger financial position will improve the combined company’s ability to support product development strategies; to respond more quickly and effectively to customer needs, technological change, increased competition and shifting market demand; and to pursue strategic growth opportunities in the future, including acquisitions.

•	Stock-for-Stock Transaction with Fixed Exchange Ratio. The fact that the merger consideration is based on a fixed exchange ratio provides certainty as to the number of shares of Cypress common stock that will be issued to Spansion stockholders.

There can be no assurance that the anticipated strategic and financial benefits of the merger will be achieved, including that the anticipated synergies resulting from the merger will be achieved and/or reflected in the trading price of Cypress common stock following the completion of the merger.

Additional factors that the Cypress board considered in reaching its determination included, but were not limited to, the following:

•	the strategic benefits of the merger, as described in the section entitled “—Reasons for the Merger” beginning on page 69 of this joint proxy statement/prospectus;

•	historical information concerning Cypress’ and Spansion’s respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company filed with the Securities and Exchange Commission;

•	management’s view of the financial condition, results of operations and businesses of Cypress and Spansion before and after giving effect to the merger;

•	current financial market conditions and historical market prices, volatility and trading information with respect to the common stock of Cypress and the common stock of Spansion;

•	the relationship between the market value of the common stock of Spansion and the consideration to be paid to stockholders of Spansion in connection with the merger;

•	the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

•	management’s view of the prospects of Cypress as an independent company;

•	other strategic alternatives for Cypress;

•	detailed financial analyses and pro forma and other information with respect to Cypress and Spansion presented by management and Qatalyst Partners, including Qatalyst Partners’ opinion to the effect that, as of the date of the opinion, and based upon and subject to the limitations, qualifications and assumptions set forth its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Cypress. A copy of Qatalyst Partners’ written opinion is attached to this joint proxy statement/prospectus as Annex B;

•	the impact of the merger on Cypress’ customers, suppliers and employees;

•	reports from management, legal and financial advisors as to the results of the due diligence investigation of Spansion;

•	the belief that the merger represents a unique strategic opportunity to create a market leader in SRAM and NOR Flash memory and a leading global provider of microcontrollers;

•	the ability and likelihood of Cypress and Spansion to complete the merger, including their ability to obtain necessary stockholder and regulatory approvals;

•	the fact that T.J. Rodgers will be the president and chief executive officer of the combined company; and

•	the requirement that Cypress or Spansion compensate the other in some circumstances if the merger does not occur.

In addition, the Cypress board also identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including, but not limited to:

•	the risk that the potential benefits sought in the merger, including anticipated synergies, might not be fully realized;

•	the possibility that the merger might not be completed, or that completion might be delayed;

•	the substantial charges to be incurred in connection with the merger, including costs of integrating Cypress and Spansion and transaction expenses arising from the merger;

•	the risk that despite the efforts of the combined company, key technical and management personnel might not remain employed by the combined company;

•	the risk of diverting management focus and resources from other strategic opportunities and operational matters while implementing the merger;

•	the restrictions on the conduct of Cypress’ business during the pendency of the merger;

•	the risk that either Cypress stockholders may fail to approve the issuance of the shares of Cypress common stock in connection with the merger or that Spansion stockholders may fail to adopt the merger agreement and approve the transactions contemplated by the merger agreement; and

•	various other risks associated with the merger and the businesses of Cypress and the combined company described in the section entitled “Risk Factors” beginning on page 21 of this joint proxy statement/prospectus.

The Cypress board concluded, however, that these negative factors could be managed or mitigated by Cypress or by the combined company or were unlikely to have a material impact on the merger or the combined company, and that, overall, the potentially negative factors associated with the merger were outweighed by the potential benefits of the merger.

The above discussion of the material factors considered by the Cypress board is not intended to be exhaustive, but does set forth the principal factors considered by it. The Cypress board collectively reached the unanimous conclusion to approve the merger agreement, the merger and the transactions contemplated by the merger agreement in light of the various factors described above and other factors that each member of the Cypress board felt were appropriate. In view of the wide variety of factors considered by it in connection with its evaluation of the merger and the complexity of these matters, the Cypress board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Cypress board made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above and in making their determinations, individual directors may have given different weights to different factors.

Opinion of Cypress’ Financial Advisor

Cypress retained Qatalyst Partners to act as financial advisor to the Cypress board in connection with a potential transaction and to evaluate whether the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Cypress. Cypress selected Qatalyst Partners to act as its financial advisor based on

Qatalyst Partners’ qualifications, expertise, reputation and knowledge of the business and affairs of Cypress and the industry in which it operates. Qatalyst Partners has provided its written consent to the reproduction of the Qatalyst Partners’ opinion in this joint proxy statement/prospectus. At the meeting of the Cypress board on December 1, 2014, Qatalyst Partners rendered its oral opinion, that, as of such date and based upon and subject to the considerations, limitations and other matters set forth therein, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Cypress. Qatalyst Partners delivered its written opinion, dated December 1, 2014, to the Cypress board following the meeting of the Cypress board.

The full text of Qatalyst Partners’ written opinion, dated December 1, 2014, to the Cypress board, is attached hereto as Annex B and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. You should read the opinion carefully in its entirety. Qatalyst Partners’ opinion was provided to the Cypress board and addresses only, as of the date of the opinion, the fairness from a financial point of view, of the exchange ratio pursuant to the merger agreement, to Cypress, and it does not address any other aspect of the merger. It does not constitute a recommendation as to how any holder of shares of Cypress common stock or shares of Spansion common stock should vote with respect to the merger or any other matter and does not in any manner address the price at which the Cypress common stock or Spansion common stock will trade at any time. The summary of Qatalyst Partners’ opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Qatalyst Partners reviewed the merger agreement, certain related documents and certain publicly available financial statements and other business and financial information of Spansion and Cypress. Qatalyst Partners also reviewed (i) certain forward-looking information relating to Spansion prepared by the managements of Spansion and Cypress, including financial projections and operating data of Spansion which we refer to as the “Spansion projections,” (ii) certain forward-looking information relating to Cypress prepared by the management of Cypress, including financial projections and operating data of Cypress, which we refer to as the “Cypress projections” and (iii) information relating to certain strategic, financial and operational benefits anticipated from the merger prepared by the managements of Cypress and Spansion, which we refer to as the “synergies,” each as described below in the section entitled “—Certain Prospective Financial Information Reviewed by the Cypress Board and Cypress’ Financial Advisor” beginning on page 77 of this joint proxy statement/prospectus. Additionally, Qatalyst Partners discussed the past and current operations and financial condition and the prospects of Spansion and Cypress with senior executives of Spansion and Cypress. Qatalyst Partners also reviewed the historical market prices and trading activity for the Spansion common stock and Cypress common stock and compared the financial performance of Spansion and Cypress and the prices and trading activity of the Spansion common stock and Cypress common stock with that of certain other selected publicly-traded companies and their securities. In addition, Qatalyst Partners performed such other analyses, reviewed such other information and considered such other factors as Qatalyst Partners deemed appropriate.

In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Qatalyst Partners by Spansion and Cypress. With respect to the Spansion projections, Qatalyst Partners was advised by management teams of Spansion and Cypress, and Qatalyst Partners assumed, that the Spansion projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Spansion and Cypress of the future financial performance of Spansion. With respect to the Cypress projections, Qatalyst Partners was advised by the management of Cypress, and Qatalyst Partners assumed, that the Cypress projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the future financial performance of Cypress. With respect to the synergies, Qatalyst Partners was advised by the management of Cypress, and Qatalyst Partners assumed, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Cypress relating to the strategic, financial and operational benefits anticipated from the merger. Qatalyst Partners assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement, without any modification, waiver or delay. In addition, Qatalyst Partners assumed, that in connection with the receipt of all the necessary approvals of the proposed merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on Spansion, Cypress or the contemplated benefits expected to be derived in the proposed merger. Qatalyst Partners also assumed that the merger will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. Qatalyst Partners did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Spansion or Cypress, nor was Qatalyst Partners furnished with any such evaluation or appraisal. In addition, Qatalyst Partners relied, without independent verification, upon the assessment of the managements of Spansion and Cypress as to (i) the existing and future technology and products of Spansion and Cypress and the risks associated with such technology and products, (ii) their ability to integrate the business of Spansion and Cypress and (iii) their ability to retain key employees of Spansion and Cypress. Qatalyst Partners’ opinion has been approved by Qatalyst Partners’ opinion committee in accordance with its customary practice.

Qatalyst Partners’ opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect Qatalyst Partners’ opinion and the assumptions used in preparing it, and Qatalyst Partners has not assumed any obligation to update, revise or reaffirm its opinion. Qatalyst Partners’ opinion does not address the underlying business decision of Cypress to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to Cypress. Qatalyst Partners’ opinion is limited to the fairness, from a financial point of view, of the exchange ratio pursuant to the merger agreement, to Cypress and Qatalyst Partners expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the officers, directors or employees of Cypress or Spansion, or any class of such persons, relative to such exchange ratio.

The following is a brief summary of the material analyses performed by Qatalyst Partners in connection with its opinion dated December 1, 2014. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners’ opinion. For purposes of its analyses, Qatalyst Partners utilized the Cypress Case 1, Cypress Case 2, Spansion Case 1 and Spansion Case 2 projections, as well as the estimated synergies, each described below in the section entitled “— Certain Prospective Financial Information Reviewed by the Cypress Board and Cypress’ Financial Advisor,” beginning on page 77 of this joint proxy statement/prospectus. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners’ financial analyses.

Illustrative Contribution Analysis

Qatalyst Partners calculated the equity ownership of the combined company that would be attributable to Cypress stockholders based on Cypress’ relative contribution to specific future financial metrics, namely revenue, gross profit, operating income and net income for Spansion and Cypress before taking into account the synergies that may be realized following the completion of the merger, for estimated years 2014 through 2017, using the Cypress projections and the Spansion projections. This analysis was undertaken to assist the Cypress board in understanding how Cypress stockholders’ ownership in the combined company implied by the exchange ratio (approximately 49.8% based on each of Cypress’ and Spansion’s fully diluted shares including equity awards (using the treasury method based on trading prices at the time of announcement) and net share settlement of Spansion’s exchangeable 2.00% senior notes) compared with the implied equity ownership for Cypress based on its contribution to certain future financial metrics for Spansion and Cypress. Qatalyst Partners derived implied pro forma equity ownerships of Cypress from such illustrative pro forma revenue, gross profit, operating income and net income contributions based on the assumption that Spansion’s convertible debt would be treated as net share settled at prices above the applicable capped call price. The following table presents the results of this analysis:

	Cypress Case 1 and Spansion Case 1				Cypress Case 2 and Spansion Case 2
	CY14E	CY15E	CY16E	CY17E	CY14E	CY15E	CY16E	CY17E
Revenue	35.8%	36.6%	39.0%	40.2%	36.0%	37.7%	37.3%	37.4%
Gross Profit	46.8%	46.4%	48.7%	49.4%	47.1%	48.2%	46.7%	46.6%
Operating Income	58.2%	50.0%	51.5%	51.7%	59.8%	58.6%	52.4%	53.4%
Net Income	65.3%	54.1%	54.3%	53.8%	67.2%	65.9%	56.8%	57.0%

Illustrative Relative Discounted Cash Flow Analysis

Qatalyst Partners performed an illustrative discounted cash flow (which we refer to as DCF) analysis, which is designed to imply a potential, present value of share values for Spansion common stock and Cypress common stock as of December 31, 2014 by:

•	adding:

(1)	the implied net present value of the estimated future unlevered free cash flows of Spansion and Cypress, based on the Spansion projections and the Cypress projections, respectively, for fiscal year 2015 through fiscal year 2019 (which implied present value was calculated by using a range of discount rates of 8.5% to 12% for Spansion and 10% to 14% to Cypress, based on an estimated weighted average cost of capital for Spansion and Cypress, respectively); and

(2)	the implied net present value of a corresponding terminal value of Spansion and Cypress, respectively, calculated by multiplying the estimated net operating profit after tax (assuming, in the case of Spansion, an effective tax rate of 28%, which tax rate excludes the effect of Spansion’s estimated tax attributes, as such Spansion tax attributes were separately valued) (which we refer to as NOPAT), in fiscal year 2020, based on the Spansion projections and Cypress projections, respectively, by a range of multiples of terminal next-12-months NOPAT multiples of 11x to 16x for Spansion and 13x to 19x for Cypress, and discounted to present value using the same range of discount rates used in item (1) above;

•	adding, in the case of Spansion, the value associated with Spansion’s estimated tax attributes;

•	subtracting net debt of Spansion or Cypress, as applicable, estimated as of December 31, 2014, assuming in the case of Spansion that exchangeable debt would be treated as net share settled at prices above the applicable capped call price;

•	applying a dilution factor of 18.5% for Spansion and 17.2% for Cypress to reflect the dilution to current stockholders over the projection period due to the effect of future equity compensation grants projected by management of Spansion and Cypress, respectively; and

•	dividing the resulting amount for (i) Spansion by the number of fully-diluted shares of Spansion common stock outstanding, adjusted for stock options, restricted stock units and performance stock units, as estimated by Spansion’s management as of November 30, 2014, and assuming that Spansion’s exchangeable debt would be treated as net share settled at prices above the applicable capped call price and (ii) for Cypress by the number of fully-diluted shares of Cypress common stock outstanding, stock options, restricted stock awards, restricted stock units, performance stock units and performance accelerated restricted stock, as provided by Cypress’s management as of November 28, 2014.

Based on the calculations set forth above, Qatalyst Partners calculated the following implied exchange ratio reference ranges (the high end of each implied exchange ratio reference range was calculated by dividing the high end of Spansion’s implied per share price reference range by the low end of Cypress’ implied per share price reference range, the low end of each implied exchange ratio reference range was calculated by dividing the low end of Spansion’s implied per share price reference range by the high end of Cypress’ implied per share price reference range, and the indicated midpoint value of each implied exchange ratio reference range was calculated by dividing the midpoint of Spansion’s implied per share price reference range by the midpoint of Cypress’ implied per share price reference range):

Cypress Case 1 and Spansion Case 1	Cypress Case 2 and Spansion Case 2
1.606 – 3.804, implied midpoint: 2.465	1.615 – 3.696; implied midpoint: 2.428

Illustrative Incremental Value DCF Analysis

Qatalyst Partners also performed an illustrative pro forma discounted cash flow analysis with respect to Cypress, taking into account the proposed merger with Spansion, at the exchange ratio, based on the Unaudited Pro Forma Combined Forecasts, which are described below in the section entitled “— Certain Prospective Financial Information Reviewed by the Cypress Board and Cypress’ Financial Advisor” beginning on page 77 of this joint proxy statement/prospectus, to calculate indications of the implied pro forma present value of shares of Cypress common stock in the event the merger is completed and subtracted from such implied pro forma present value the implied present value per share of Cypress common stock on a standalone basis (calculated above) to calculate the illustrative incremental present value per share of Cypress common stock resulting from the merger. Qatalyst Partners calculated pro forma prices per share using the methodologies above and by applying a pro forma discount rate of 9% to 13%, based on an estimated weighted average cost of capital for Cypress in the event the merger is completed, and a pro forma terminal next-12-months NOPAT multiple of 13x to 17x, and applying a dilution factor of 16.7% to 17.5% as provided by Cypress management. This analysis resulted in the following implied ranges of illustrative incremental values per share of Cypress common stock:

Cypress Case 1 and Spansion Case 1	Cypress Case 1 and Spansion Case 2	Cypress Case 2 and Spansion Case 1	Cypress Case 2 and Spansion Case 2
$8.97 – $11.38	$4.45 – $5.73	$10.96 – $14.89	$6.82 – $8.77

Miscellaneous

In connection with the review of the merger by the Cypress board, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners’ view of the actual value of Spansion and Cypress. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Spansion and Cypress. Any estimates contained in Qatalyst Partners’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the exchange ratio pursuant to the merger agreement to Cypress, and in connection with the delivery of its opinion to the Cypress board. These analyses do not purport to be appraisals or to reflect the price at which the Spansion common stock or the Cypress common stock might actually trade.

Qatalyst Partners’ opinion and its presentation to the Cypress board were two of many factors considered by the Cypress board in deciding to approve the merger agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Cypress board with respect to the exchange ratio pursuant to the merger agreement to Cypress or of whether the Cypress board would have been willing to agree to a different exchange ratio. The exchange ratio was determined through arm’s-length negotiations between Spansion and Cypress and was approved by the Cypress board. Qatalyst Partners provided advice to Cypress during these negotiations. Qatalyst Partners did not, however, recommend any specific exchange ratio to Cypress or that any specific consideration constituted the only appropriate consideration for the merger.

Qatalyst Partners provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of Spansion, Cypress or certain of their respective affiliates. During the two year period prior to the date of Qatalyst Partners’ opinion, no material relationship existed between Qatalyst Partners or any of its affiliates and Spansion or Cypress pursuant to which compensation was received by Qatalyst Partners or its affiliates; however, Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to Spansion or Cypress or any of their respective affiliates for which it would expect to receive compensation.

Under the terms of its engagement letter, Qatalyst Partners provided Cypress with financial advisory services in connection with the proposed merger for which it will be paid $19 million, $150,000 of which was payable upon the execution of such engagement letter and $4 million of which was payable upon delivery of its opinion (regardless of the conclusion reached in the opinion), and the remaining portion of which will be paid upon, and subject to, consummation of the merger. Cypress has also agreed to reimburse Qatalyst Partners for its expenses incurred in performing its services. Cypress has also agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under federal securities law, and certain expenses related to or arising out of Qatalyst Partners’ engagement.

Certain Prospective Financial Information Reviewed by the Cypress Board and Cypress’ Financial Advisor

Although Cypress has publicly issued limited projections concerning various aspects of its expected financial performance, Cypress does not make public disclosure of detailed forecasts or projections of its expected financial performance for extended periods because of, among other things, the inherent difficulty of accurately predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may prove incorrect.

In connection with the evaluation of the merger, however, Cypress management prepared unaudited prospective financial information for Cypress on a stand-alone basis, without giving effect to the merger, and on a combined basis, and estimated synergies arising in connection with the merger. Cypress is electing to provide the summary unaudited prospective financial information and the estimated synergies in this section of the joint proxy statement/prospectus to provide Cypress and Spansion stockholders access to certain non-public unaudited prospective financial information and estimated synergies that were made available to the Cypress board, and a portion of which were made available to the Spansion board as described in the section entitled “—Certain Prospective Financial Information Reviewed by the Spansion board and Spansion’s Financial Advisor” beginning on page 94 of this joint proxy statement/prospectus, for purposes of considering and evaluating the merger.

The unaudited prospective financial information and estimated synergies were also provided to the financial advisor of Cypress. See also the section entitled “—Opinion of Cypress’ Financial Advisor” beginning on page 72 of this joint proxy statement/prospectus. The unaudited prospective financial information and estimated synergies were not prepared with a view toward public disclosure and the inclusion of summary unaudited prospective financial information and estimated synergies below should not be regarded as an indication that any of Cypress, Spansion or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of Cypress, Spansion, or their respective affiliates or representatives assumes any responsibility to stockholders of Cypress or Spansion for the accuracy of this information.

The unaudited prospective financial information and estimated synergies summarized below were not prepared for purposes of public disclosure, nor were they prepared on a basis designed to comply with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections. Neither Cypress’ independent registered public accounting firm, which is listed as an expert in the section entitled “Experts” on page 210 of this joint proxy statement/prospectus, nor any other independent accountants, compiled, examined or performed any procedures with respect to the projections or estimated synergies summarized below, and has not expressed any opinion or any other form of assurance on this information or its achievability, and assumes no responsibility for, and disclaims any association with, the unaudited prospective financial information and estimated synergies. The reports of the independent registered public accounting firms incorporated by reference in this joint proxy statement/prospectus relate to historical financial statements. They do not extend to any prospective financial information or the estimated synergies and should not be seen to do so.

Although presented with numerical specificity, the unaudited prospective financial information and estimated synergies were prepared in accordance with variables, estimates, and assumptions that are inherently uncertain and may be beyond the control of Cypress, and which may prove not to have been, or to no longer be, accurate. While in the view of Cypress’ management the unaudited prospective financial information and estimated synergies were prepared on a reasonable basis, the unaudited prospective financial information and estimated synergies are subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from the unaudited prospective financial information and estimated synergies include risks and uncertainties relating to Cypress’ and Spansion’s businesses, industry performance, the regulatory environment, general business and economic conditions, market and financial conditions, various risks set forth in Cypress’ and Spansion’s reports filed with the Securities and Exchange Commission, and other factors described or referenced in the section entitled “Cautionary Statement Regarding Forward-Looking Information” on page 28 of this joint proxy statement/prospectus.

The unaudited prospective financial information and estimated synergies also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for Cypress’ and Spansion’s businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the unaudited prospective financial information and estimated synergies were prepared. In addition, the unaudited prospective financial information and estimated synergies do not take into account any circumstances, transactions or events occurring after the date the unaudited prospective financial information and estimated synergies were prepared. Accordingly, actual results will likely differ, and may differ materially, from those contained in the unaudited prospective financial information and estimated synergies. We do not assure you that the financial results in the unaudited prospective financial information or the synergies set forth in the estimated synergies will be realized or that future financial results (including synergies) of Cypress or Spansion will not materially vary from those in the unaudited prospective financial information or the estimated synergies.

None of Cypress, Spansion, or their respective affiliates, officers, directors, or other representatives gives any stockholder of Cypress or Spansion, or any other person, any assurance that actual results will not differ materially from the unaudited prospective financial information or the estimated synergies, and, except as otherwise required by law, none of them undertakes any obligation to update or otherwise revise or reconcile the unaudited prospective financial information or the estimated synergies to reflect circumstances after the date the unaudited prospective financial information and estimated synergies were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the unaudited prospective financial information and estimated synergies are shown to be in error.

No one has made or makes any representation to any stockholder of Cypress or Spansion, or anyone else regarding, nor assumes any responsibility for the validity, reasonableness, accuracy or completeness of, the unaudited prospective financial information or the estimated synergies set forth below. You are cautioned not to rely on the unaudited prospective financial information or the estimated synergies. The inclusion of this information should not be regarded as an indication that the Cypress board, the Spansion board, any of their advisors or any other person considered, or now considers, it to be material or to be a reliable prediction of actual future results.

The unaudited prospective financial information and estimated synergies included below cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. The unaudited prospective financial information and estimated synergies should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in Cypress’ and Spansion’s respective public filings with the Securities and Exchange Commission.

Cypress management made various assumptions when preparing the unaudited Cypress prospective financial information. The Cypress forecasts reflect in the first case, which we refer to as “Cypress Case 1,” Cypress’ internal five-year projections developed for internal review and financial prospects that are more positive than Cypress Case 2 but less positive than the “the 75th percentile” or “75%-ile” revenue forecast for the years 2015 through 2018 that Cypress published in its annual report for 2013. Cypress Case 1 reflects the management team’s view of the growth potential of each business unit. The forecast assumes that each of the core semiconductor businesses units will grow over the forecast period, supporting a CAGR of 8% from 2014 to 2020 for the combined revenue from those business units and a CAGR of 13% from 2014 to 2020 for overall Cypress revenue. The Cypress forecasts reflect in the second case, which we refer to as “Cypress Case 2,” the financial prospects associated with the “the 25th percentile” or “25%-ile” revenue forecast for the years 2015 through 2018 that Cypress published in its annual report for 2013. The Cypress revenue forecast for these years statistically combines the individual revenue forecasts for each of Cypress’ business units using Monte Carlo analysis to allow for the fact that success and failure could simultaneously occur in different groups. The assumptions support an overall Cypress revenue CAGR of 5% from 2014 to 2018, with only 2% CAGR in combined revenues from the core semiconductor business units of the Cypress Memory Products Division, Programmable Systems Division and Data Communications Division over the time period. The projections of 2019 and 2020 overall Cypress revenue assume that compound annual revenue growth over the period continues to be 5%. These assumptions supported a revenue CAGR of 5% to 14% from 2014 to 2018. The forecasts did not attempt to take into account a variety of detailed assumptions or other matters that have changed since the preparation of the forecasts, such as Cypress’ actual 2014 financial performance and changes to general economic conditions.

The following table presents summary selected unaudited Cypress prospective financial information for the calendar years ending 2015 through 2020 prepared by Cypress management in connection with the Cypress board’s evaluation of the merger (in millions):

	Cypress Case 1						Cypress Case 2
	2015	2016	2017	2018	2019	2020	2015	2016	2017	2018	2019	2020
Revenue	$816	$955	$1,067	$1,233	$1,380	$1,495	$780	$794	$827	$894	$950	$987
Non-GAAP Operating Income	$138	$191	$232	$290	$338	$366	$128	$136	$153	$186	$199	$207
NOPAT	$128	$177	$216	$270	$308	$330	$119	$126	$142	$173	$181	$187
Unlevered Free Cash Flow	$99	$160	$242	$296	$320	$343	$76	$113	$161	$193	$198	$207

Non-GAAP Operating Income adjusts GAAP operating income to exclude costs associated with stock-based compensation, intangible amortization, restructuring charges, acquisition related expenses, inventory markup amortization, bankruptcy reserve reversal, litigation reserve, financing arrangements related costs and other non-cash or non-recurring adjustments, net. The Spansion and combined projections noted below include the impact of actual defensive litigation expense incurred and excludes the adjustments to the accrual for estimated defensive litigation costs for the next four quarters per Spansion policy.

Net Operating Profit After Tax, which we refer to as NOPAT, is the relevant company’s operating profits presented on a non-U.S. GAAP basis to exclude costs listed in the in Non-GAAP Operating Income, and tax-affected for a specific time period.

Unlevered Free Cash Flow is a non-U.S. GAAP financial measure calculated by starting with non-U.S. GAAP operating income and subtracting taxes, capital expenditures, investments in working capital and investments in certain equity securities and then adding back depreciation and amortization expense. Pro Forma Combined Unlevered Free Cash Flow subtracts cash restructuring costs.

Due to the forward-looking nature of the selected unaudited prospective financial information, specific quantifications of the amounts that would be required to reconcile it to GAAP measures are not available. Cypress believes that there is a degree of volatility with respect to certain GAAP measures, and certain adjustments made to arrive at the relevant non-GAAP measures, which preclude Cypress from providing accurate forecasted non-GAAP to GAAP reconciliations.

In connection with Cypress’ consideration of the merger, Spansion’s management provided Cypress with summary selected unaudited prospective financial information for the calendar years 2014 through 2017. After review of this summary selected unaudited Spansion prospective financial information, Cypress’ management prepared two alternative versions of this unaudited Spansion prospective financial information, based on Cypress’ due diligence investigation of Spansion and assumptions deemed appropriate by Cypress’ management relating to Spansion’s business and operations for the years 2014 through 2017, as well as extrapolations of this alternative Spansion prospective financial information, based on assumptions deemed appropriate by Cypress’ management relating to Spansion’s business and operations for the years 2018, 2019 and 2020.

We refer to this alternative unaudited prospective financial information as the “adjusted Spansion forecasts.” The adjusted Spansion forecasts reflect in the first case, which we refer to as “Spansion Case 1,” a defensive litigation expense of $20 million in 2014 and $11 million in 2015 as well certain tax assumptions, and in the second case, which we refer to as “Spansion Case 2,” revise flash revenue downwards by approximately 8% to 12% per annum for the periods projected and accelerate licensing revenue decline. The forecasts did not attempt to take into account a variety of detailed assumptions or other matters that have changed since the preparation of the forecasts, such as Spansion’s actual 2014 financial performance and changes to general economic conditions. The following table presents the adjusted Spansion forecasts (in millions):

	Spansion Case 1						Spansion Case 2
	2015	2016	2017	2018	2019	2020	2015	2016	2017	2018	2019	2020
Revenue	$1,363	$1,450	$1,550	$1,643	$1,742	$1,846	$1,249	$1,292	$1,341	$1,388	$1,436	$1,486
Non-GAAP Operating Income	$138	$180	$218	$269	$316	$369	$93	$124	$135	$153	$173	$193
NOPAT	$100	$130	$157	$194	$228	$266	$67	$90	$97	$110	$124	$139
Unlevered Free Cash Flow	$100	$138	$130	$178	$216	$251	$90	$95	$77	$98	$115	$133

In order to help the Cypress board analyze the merger, Cypress management prepared unaudited prospective financial information that combined the first and second Cypress projection cases described above and the two alternative versions of Spansion’s unaudited prospective financial information, taking into account estimated synergies, which we refer to as the “Unaudited Pro Forma Combined Forecasts.” The following table presents the Unaudited Pro Forma Combined Forecasts (in millions):

	Pro Forma Combined Including Synergies: Cypress Case 1 and Spansion Case 1						Pro Forma Combined Including Synergies: Cypress Case 1 and Spansion Case 2
	2015	2016	2017	2018	2019	2020	2015	2016	2017	2018	2019	2020
Revenue	$2,179	$2,419	$2,638	$2,902	$3,147	$3,367	$2,065	$2,261	$2,429	$2,646	$2,842	$3,007
Non-GAAP Operating Income	$291	$457	$596	$726	$823	$904	$246	$402	$513	$610	$679	$728
NOPAT	$266	$421	$549	$669	$748	$816	$220	$369	$473	$565	$619	$658
Unlevered Free Cash Flow	$202	$363	$554	$669	$757	$815	$178	$321	$476	$561	$628	$665

	Pro Forma Combined Including Synergies Cypress Case 2 and Spansion Case 1						Pro Forma Combined Including Synergies Cypress Case 2 and Spansion Case 2
	2015	2016	2017	2018	2019	2020	2015	2016	2017	2018	2019	2020
Revenue	$2,143	$2,258	$2,397	$2,563	$2,717	$2,859	$2,030	$2,100	$2,188	$2,307	$2,412	$2,500
Non-GAAP Operating Income	$282	$403	$517	$621	$685	$745	$236	$347	$434	$505	$541	$570
NOPAT	$257	$371	$476	$572	$622	$673	$211	$318	$399	$468	$493	$515
Unlevered Free Cash Flow	$180	$312	$482	$571	$636	$680	$156	$270	$405	$464	$507	$529

In calculating estimated synergies, Cypress management made assumptions with respect to expenses including manufacturing, sales and marketing, product development, personnel, facilities, information technology infrastructure and administration. Assumptions include a reduction in redundant expenses, a reduction of duplicative operating resources, future headcount avoidance and severance costs to achieve synergies. The following table presents estimated synergies, excluding some amounts related to the pro forma tax structure of the combined business, prepared in connection with Cypress’ evaluation of the merger (in millions) for the years 2015 through 2020:

	2015	2016	2017	2018	2019	2020
Estimated Synergies	$16	$89	$148	$168	$171	$171

The adjusted Spansion forecasts were used to assist the Cypress board in its evaluation of the quantitative and strategic rationale for the merger. Cypress also provided the adjusted Spansion forecasts to its financial advisor for use in connection with the preparation of its financial analyses described in the section entitled “—Opinion of Cypress’ Financial Advisor” beginning on page 72 of this joint proxy statement/prospectus.

Interests of the Directors and Executive Officers of Cypress in the Merger

Immediately following the effective time of the merger, the Cypress board (the combined company) will have eight total members, four of whom will be from the current Cypress board, including T.J. Rodgers, Eric A. Benhamou and two others from the current Cypress board to be mutually agreed, and four of whom will be from the current Spansion board. Immediately following the effective time of the merger, the chairman of the Audit committee of the Cypress board will be one of the members of the Cypress board as of immediately prior to the effective time of the merger, the chairman of the operations committee, the nominating and governance committee and the compensation committee will in each case be one of the members of the Spansion board as of immediately prior to the effective time of the merger. Mr. Rodgers will be the chief executive officer of the combined company and Thad Trent will be the chief financial officer of the combined company. Before the effective time of the merger, Cypress will also purchase, for the benefit of the directors and officers of Cypress, liability insurance with a coverage limit of no less than $50 million, or such other amount as is mutually agreed by Spansion and Cypress.

Cypress Executive Compensation Payable in Connection with the Merger

As indicated by the following table which sets forth the information required by Item 402(t) of Regulation S-K promulgated by the Securities and Exchange Commission in this joint proxy statement/prospectus, none of Cypress’ named executive officers for fiscal year 2014 will receive compensation that is based on, or that otherwise relates to, the merger.

Cypress Golden Parachute Compensation

Executive	Cash ($)	Equity ($)	Pension / NQDC ($)	Perquisites / Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
T.J. Rodgers	0	0	0	0	0	0	0
Thad Trent	0	0	0	0	0	0	0
Paul D. Keswick	0	0	0	0	0	0	0
J. Daniel McCranie	0	0	0	0	0	0	0
Dana C. Nazarian	0	0	0	0	0	0	0
Brad W. Buss	0	0	0	0	0	0	0

Recommendation of the Spansion Board; Spansion’s Reasons for the Merger

At a meeting held on December 1, 2014, the Spansion board unanimously (1) approved the merger agreement and the transactions contemplated by the merger agreement, upon the terms and subject to the conditions set forth in the merger agreement, (2) authorized management to submit the merger agreement to the Spansion stockholders for adoption at the Spansion stockholder meeting and (3) recommended that Spansion’s stockholders adopt the merger agreement and approve the transactions contemplated by the merger agreement.

Accordingly, the Spansion board unanimously recommends that Spansion stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement at the Spansion stockholder meeting.

The Spansion board believes that the merger presents a strategic opportunity to create value for Spansion’s stockholders. In reaching its decision to approve the merger agreement and recommend the adoption of the merger agreement to its stockholders, the Spansion board consulted with management, as well as its legal advisors and financial advisors, and considered a number of factors, including, among others, the following:

•	the Spansion board’s evaluation of the significant strategic opportunities and benefits of the merger, including, among others, the following:

(1)	its belief that the merger represents a unique strategic opportunity to create a new market leader in SRAM and NOR Flash memory and a leading global provider of microcontrollers, well positioned for sustained growth and profitability across its geographies and business segments;

(2)	the expectation based on estimates by Spansion and Cypress management prior to the execution of the merger agreement that the merger will result in more than $135 million in synergies on an annualized basis within three years;

(3)	the expectation that the merger will be accretive to non-GAAP earnings per share in the first full year following the closing;

(4)	the value of the consideration to be received by Spansion stockholders as a result of the transaction and the relationship between the current and historical market values of Spansion common stock and Cypress common stock;

(5)	the fact that the exchange ratio represented a premium to the trading price of Spansion common stock at the time the merger agreement was signed that was significant for a merger of equals transaction;

(6)	its conclusion that the businesses of Spansion and Cypress are a complementary fit and that the merger will provide expanded product offerings, greater opportunities for innovation, synergy opportunities, scale advantages and enhanced opportunities for growth, including in the automotive, IoT, industrial and communications markets;

(7)	the potential to increase revenue through cross-selling to shared strategic customer accounts; and

(8)	the expectation that Spansion stockholders will benefit from Cypress’ stated dividend policy upon effective time of the merger;

•	the Spansion board’s knowledge of Spansion’s business, financial and competitive position, and of Spansion’s operating plan for 2015 and its strategic plans for subsequent years;

•	the Spansion board’s understanding of Cypress’ business, financial and competitive position, and of Cypress’ operating plan for 2015 and its strategic plans for subsequent years;

•	current financial market conditions and historical market prices, volatility and trading information with respect to Spansion’s common stock and Cypress’ common stock;

•	current industry, economic and market conditions and the various alternatives to the merger, including Spansion continuing to operate as an independent enterprise or completing a business combination with another party and the benefits and risks associated with those alternatives;

•	the structure of the transaction as a “merger of equals” in which Spansion stockholders would have substantial participation in the future growth and value creation of the combined company and the expectation that the Spansion board and management would have a meaningful role in the management and governance of the combined company, including, among others, the following:

(1)	the fixed exchange ratio, which will not fluctuate as a result of changes in the market prices of shares of Spansion or Cypress, and which provides certainty that Spansion stockholders will own approximately 50.2% of the fully diluted shares of Cypress common stock following the completion of the merger based on each of Cypress’ and Spansion’s fully diluted shares including equity awards (using the treasury method) and net share settlement of the Spansion exchangeable 2.00% senior notes;

(2)	that upon closing the board of the combined company will consist of an equal number of directors selected by Spansion and by Cypress;

(3)	that Spansion’s non-executive chairman of the board, Raymond Bingham, will be appointed as the non-executive chairman of the board of the combined company;

(4)	that Spansion’s President and Chief Executive Officer, John H. Kispert, will be appointed as the chairman of the operations committee of the board of the combined company, and, in such capacity, will have the opportunity to help the combined company achieve anticipated synergies and manage integration;

(5)	that the chairman of the compensation committee of the Cypress board will be a current Spansion director;

(6)	that the chairman of the nominating and governance committee of the Cypress board will be a current Spansion director;

(7)	that the chairman of the audit committee of the Cypress board will be a current Cypress director; and

(8)	the continuity provided to the combined company provided by members of senior management of Spansion;

•	the perceived similarity in corporate cultures, which would facilitate integration and implementation of the merger;

•	the ability and likelihood of Spansion and Cypress to complete the merger, including their ability to obtain necessary regulatory approvals and the obligations to attempt to obtain those approvals, and measures taken by Spansion and Cypress to provide reasonable assurance to each other that the merger will occur, including the provisions of the merger agreement that require Spansion or Cypress to compensate the other in some circumstances if the merger does not occur;

•	the fact that the merger is not subject to any financing condition;

•	the expectation that the transaction will be treated as a tax-free reorganization to Spansion and Cypress and their respective stockholders for U.S. federal income tax purposes;

•	the fact that the Cypress common stock that Spansion stockholders will receive pursuant to the merger will be registered and freely tradable following the merger;

•	its review and discussions with Spansion management concerning the due diligence examination of Cypress’ business, operations, financial condition and prospects;

•	the oral opinion of Morgan Stanley, subsequently confirmed in writing, rendered to the Spansion board that, as of December 1, 2014 and based upon and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of shares of Spansion common stock other than the holders of excluded shares (see the section entitled “—Opinion of Spansion’s Financial Advisor” beginning on page 86 of this joint proxy statement/prospectus);

•	the terms and conditions of the merger agreement and the course of negotiations of the merger agreement, including, among other things, the ability of the Spansion board, if there is a superior offer or other specified intervening event, to withdraw or modify its recommendation to Spansion stockholders concerning the transactions contemplated by the merger agreement, as described under “The Merger Agreement—Obligations of each of the Cypress and Spansion Boards with Respect to its Recommendation and Holding a Meeting of its Stockholders” beginning on page 117 of this joint proxy statement/prospectus; and

•	other terms of the merger agreement, including the mutual representations, warranties and covenants, and the conditions to each party’s obligations to complete the merger.

The Spansion board also weighed the factors described above against certain factors and potential risks associated with entering into the merger agreement, including, among others, the following:

•	the difficulty inherent in integrating the businesses, assets and workforces of two large companies and the risk that the anticipated synergies and other benefits expected from the merger might not be fully realized;

•	the possibility of customer, supplier, management and employee disruption associated with the merger and integrating the operations of the companies;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•	the risk that the cultures of the two companies may not be as compatible as anticipated;

•	the fact that the exchange ratio is fixed, indicating that Spansion stockholders could be adversely affected by a decrease in the trading price of Cypress common stock during the pendency of the merger and the fact that the merger agreement does not provide Spansion with a price-based termination right or other similar protection;

•	the restrictions on the conduct of Spansion’s and Cypress’ businesses prior to the completion of the proposed merger, which may delay or prevent Spansion or Cypress from undertaking business opportunities that may arise or other actions either of them would otherwise take or refrain from taking with respect to the operations of Spansion and Cypress pending completion of the proposed merger which could be beneficial to the longer term prospects of Spansion as a stand-alone entity or of the combined entity following the merger;

•

the fact that the merger restricts Spansion from soliciting alternative business combination transactions and limits its ability to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative business combination transaction (see the section entitled “The Merger Agreement—Cypress and Spansion are Required to Terminate Any Existing Discussions with Third Parties and are Prohibited from Soliciting Other Offers” beginning on page 115 of this joint proxy statement/prospectus);

•	the fact that the termination fee to be paid to Cypress under the circumstances specified in the merger agreement may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, Spansion (see the section entitled “The Merger Agreement—Termination; Fees and Expenses” beginning on page 125 of this joint proxy statement/prospectus);

•	the fact that Spansion must submit the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement to the Spansion stockholders even if the Spansion board changes its recommendation in favor of the merger, and the risk that such requirement may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, Spansion (see the section entitled “The Merger Agreement—Obligations of each of the Cypress and Spansion Boards with Respect to its Recommendation and Holding a Meeting of its Stockholders” beginning on page 117 of this joint proxy statement/prospectus);

•	the ability of the Cypress board, under specified circumstances, to withdraw or modify its recommendation to Cypress’ stockholders concerning the transactions contemplated by the merger agreement (see the section entitled “The Merger Agreement—Obligations of each of the Cypress and Spansion Boards with Respect to its Recommendation and Holding a Meeting of its Stockholders” beginning on page 117 of this joint proxy statement/prospectus of this joint proxy statement/prospectus);

•	the fact that Spansion’s President and Chief Executive Officer will not be the Chief Executive Officer of the combined company and that the merger agreement does not require that any Spansion officers will serve in similar capacities with the combined company;

•	the amount of time it could take to complete the merger, including the fact that completion of the merger depends on factors such as regulatory approvals that are outside Spansion’s control;

•	the risk that either Cypress stockholders may fail to approve the issuance of the shares of Cypress common stock that are issuable in connection with the merger or Spansion stockholders may fail to adopt the merger agreement and approve the transactions contemplated by the merger agreement;

•	the possibility of significant costs and delays resulting from seeking regulatory approvals necessary to complete the transactions contemplated by the merger agreement, the possibility that the transactions may not be completed if such approvals are not obtained, and the potential negative impacts on Spansion, its business and its stock price if such approvals are not obtained; and

•	the fact that if the proposed merger is not completed, Spansion will have expended significant human and financial resources on a failed transaction, and may also be required to pay a termination fee in various circumstances, as described under “The Merger Agreement—Termination; Fees and Expenses” beginning on page 125; and the risks described in the section entitled “Risk Factors—Risk Factors Relating to the Merger” beginning on page 21 of this joint proxy statement/prospectus.

In considering the recommendation of the Spansion board with respect to the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement, you should be aware that some of Spansion’s directors and executive officers may have interests in the merger that are different from, or in addition to, yours. The Spansion board was aware of and considered these interests, among other matters, in evaluating the merger agreement and the transactions contemplated by the merger agreement, and in recommending that the merger agreement be adopted by Spansion stockholders. See the section entitled “—Interests of the Directors and Executive Officers of Spansion in the Merger” beginning on page 97 of this joint proxy statement/prospectus.

The foregoing discussion of the information and factors considered by the Spansion board in reaching its conclusions and recommendations is not intended to be exhaustive, but includes the material factors considered by the Spansion board. In view of the wide variety of factors considered in connection with its evaluation of the merger agreement and the transactions contemplated by the merger agreement, and the complexity of these matters, the Spansion board did not find it practicable to, and did not attempt to, quantify, rank or assign any relative or specific weights to the various factors considered in reaching its determination and making its recommendation. In addition, individual directors may have given different weights to different factors. The Spansion board considered all of the foregoing factors as a whole and based its recommendation on the totality of the information presented.

The foregoing discussion also contains forward-looking statements with respect to future events that may have an effect on Spansion’s financial performance or the future financial performance of the combined company. See the sections entitled “Cautionary Statement Regarding Forward-Looking Information” beginning on page 28 and “Risk Factors” beginning on page 21 of this joint proxy statement/prospectus.

Opinion of Spansion’s Financial Advisor

Spansion retained Morgan Stanley to act as financial advisor to Spansion’s board in connection with the proposed merger of Spansion and Cypress. Spansion’s board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the semiconductor industry, and its knowledge of Spansion’s business and affairs. At the meeting of Spansion’s board on December 1, 2014, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of such date, and based upon and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of shares of Spansion common stock (other than the holders of the excluded shares). References to Spansion’s common stock in this description of Morgan Stanley’s opinion refer to Spansion’s Class A common stock.

The full text of the written opinion of Morgan Stanley, dated as of December 1, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex C. You are encouraged to read the entire opinion carefully and in its entirety. Morgan Stanley’s opinion was rendered for the benefit of Spansion’s board, in its capacity as such, and addressed only the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to the holders of shares of Spansion common stock (other than the holders of the excluded shares) as of the date of the opinion. Morgan Stanley’s opinion did not address any other aspect of the merger or related transactions, including the prices at which shares of Spansion common stock or Cypress common stock would trade at any time in the future, or any compensation or compensation agreements arising from (or relating to) the merger which benefit any officer, director or employee of Spansion, or any class of such persons. The opinion was addressed to, and rendered for the benefit of, Spansion’s board and was not intended to, and does not, constitute advice or a recommendation to any holder of shares of Spansion common stock as to how to vote or act on any matter with respect to the merger or related transactions or any other action with respect to the transactions contemplated by the merger agreement.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Spansion and Cypress, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Spansion and Cypress, respectively;

•	reviewed certain financial projections prepared by the managements of Spansion and Cypress, respectively;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the managements of Spansion and Cypress, respectively;

•	discussed the past and current operations and financial condition and the prospects of Spansion, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Spansion;

•	discussed the past and current operations and financial condition and the prospects of Cypress, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Cypress;

•	reviewed the pro forma impact of the merger on Cypress’ earnings per share, cash flow, financial ratios and consolidated capitalization;

•	reviewed the reported prices and trading activity for Spansion common stock and Cypress common stock;

•	compared the financial performance of Spansion and Cypress and the prices and trading activity of Spansion common stock and Cypress common stock with that of certain other publicly-traded companies comparable with Spansion and Cypress, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of Spansion and Cypress and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied, or otherwise made available to Morgan Stanley by Spansion and Cypress, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Spansion and Cypress of the future financial performance of Spansion and Cypress. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley relied upon, without independent verification, the assessment by the managements of Spansion and Cypress, respectively, of: (i) the strategic, financial and other benefits expected to result from the merger; (ii) the timing and risks associated with the integration of Spansion and Cypress, (iii) their ability to retain key employees of Spansion and Cypress, respectively, and (iv) the validity of, and risks associated with, Spansion and Cypress’ existing and future technologies, intellectual property, products, services and business models. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Spansion and Cypress and their advisors with respect to legal, tax, or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Spansion’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of Spansion common stock in the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Spansion or Cypress, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of December 1, 2014. Events occurring after December 1, 2014 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion dated December 1, 2014. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. In connection with arriving at its opinion, Morgan Stanley considered all of its analyses as a whole and did not attribute any particular weight to any analysis described below. Considering any portion of such analyses and factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. The various analyses summarized below were based on the closing price of $23.37 per share of Spansion common stock and of $10.60 per share of Cypress common stock as of November 28, 2014, the last full trading day prior to the meeting of Spansion’s board to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions contemplated thereby. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

In performing the financial analyses summarized below and in arriving at its opinion, Morgan Stanley utilized and relied upon certain financial projections provided by Spansion and Cypress’ managements and referred to below, including the management cases, which are described below. For further information regarding the financial projections, see the section entitled “—Certain Prospective Financial Information Reviewed by the Spansion Board and Spansion’s Financial Advisor” beginning on page 94 of this joint proxy statement/prospectus.

On December 1, 2014, Spansion and Cypress entered into the merger agreement pursuant to which each share of Spansion common stock (other than the excluded shares) would be exchanged for 2.457 shares of Cypress common stock. Based on the closing price of Cypress common stock on November 28, 2014 (the last full trading day prior to the meeting of Spansion’s board to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions contemplated thereby), this exchange ratio represented an implied price of $26.04 per share of Spansion common stock. Based on the exchange ratio and shares, restricted stock units, options and net share settlement of the Spansion exchangeable 2.00% senior notes outstanding on November 30, 2014, Morgan Stanley calculated that, as a result of the merger, Spansion’s stockholders would own approximately 50.2% of the fully diluted shares of Cypress common stock based on each of Cypress’ and Spansion’s fully diluted shares including equity awards (using the treasury method), and the net share settlement of the Spansion exchangeable 2.00% senior notes, and Cypress’ shareholders would own the remaining approximately 49.8% of Cypress following completion of the merger pursuant to the merger agreement.

Historical Exchange Ratio Analysis

Morgan Stanley reviewed the range of the ratio of closing prices of Spansion common stock divided by the corresponding closing prices of Cypress common stock over various periods ended on November 28, 2014 (the last full trading day prior to the meeting of Spansion’s board to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions contemplated thereby). For each of the periods reviewed, Morgan Stanley observed the relevant range of low and high exchange ratios.

Period Ending November 28, 2014	Range of Exchange Ratios	Implied Spansion Ownership
Last Three Years	0.45x – 2.31x	14.4% – 48.4%
Last 12 Months	1.25x – 2.31x	32.3% – 48.4%
Last 30 Days	1.74x – 2.20x	40.2% – 47.1%

Morgan Stanley noted that the exchange ratio pursuant to the merger agreement was 2.457x, which implied Spansion stockholders ownership of approximately 50.2% of the fully diluted shares of Cypress common stock based on each of Cypress’ and Spansion’s fully diluted shares including equity awards (using the treasury method) and net share settlement of the Spansion exchangeable 2.00% senior notes outstanding and that based on the prices of shares of Spansion common stock and Cypress common stock on November 28, 2014 (the last full trading day prior to the meeting of Spansion’s board to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions contemplated thereby), an exchange ratio implied solely by such closing stock prices as of that date would be 2.20x, which would imply Spansion stockholders ownership of approximately 47.1% of the fully diluted shares of Cypress common stock based on each of Cypress’ and Spansion’s fully diluted shares including equity awards (using the treasury method) and net share settlement of the Spansion exchangeable 2.00% senior notes outstanding.

Equity Research Analysts’ Future Price Targets — Implied Exchange Ratio Analysis

Morgan Stanley reviewed and analyzed future public market trading price targets for Spansion common stock and Cypress common stock prepared and published by equity research analysts prior to November 28, 2014 (the last full trading day prior to the meeting of Spansion’s board to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions contemplated thereby). These forward targets reflected each analyst’s estimate of the future public market trading price of Spansion common stock and Cypress common stock and were not discounted to reflect present values. Morgan Stanley compared the maximum and minimum price targets for both Spansion and Cypress to construct the exchange ratio range for its financial analysis.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Spansion common stock or Cypress common stock, and these estimates are subject to uncertainties, including the future financial performance of Spansion and Cypress, and future financial market conditions.

Spansion — Equity Research Analysts’ Future Price Targets

The range of undiscounted analyst price targets for Spansion common stock was $19.50 to $26.00 per share as of November 28, 2014 (the last full trading day prior to the meeting of Spansion’s board to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions contemplated thereby), and Morgan Stanley noted that the median undiscounted analyst price target was $24.00 per share.

Cypress — Equity Research Analysts’ Future Price Targets

The range of undiscounted analyst price targets for Cypress common stock was $8.00 to $13.00 per share as of November 28, 2014 (the last full trading day prior to the meeting of Spansion’s board to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions contemplated thereby), and Morgan Stanley noted that the median undiscounted analyst price target was $10.00 per share.

Implied Exchange Ratio based on Equity Research Analysts’ Future Price Targets

Research Estimates	Range of Exchange Ratios	Implied Spansion Ownership
As of November 28, 2014	1.50x – 3.25x	36.5% – 58.0%

Relative Contribution Analysis

Morgan Stanley compared Spansion and Cypress stockholders’ respective percentage ownership of the combined company to Spansion’s and Cypress’ respective percentage contribution (and the implied ownership and the implied exchange ratio based on such contribution) to the combined company using estimated calendar year 2014 through calendar year 2017 earnings before interest taxes depreciation and amortization (which we refer to as EBITDA), EBITDA less capital expenditures (which we refer to as Capex), earnings before interest and taxes (which we refer to as EBIT) and non-GAAP net income based on estimates prepared by the managements of Spansion and Cypress, respectively, which we refer to as the “management cases” and as more fully described under the section entitled “—Certain Prospective Financial Information Reviewed by the Spansion Board and Spansion’s Financial Advisor” beginning on page 94 of this joint proxy statement/prospectus. The following table summarizes Morgan Stanley’s analysis:

Management Cases

Calendar Years 2014E — 2017E	Range of Implied Exchange Ratios	Implied Spansion Ownership
EBITDA	2.46x – 2.79x	50.2% – 53.8%
EBITDA — Capex	1.88x – 2.69x	42.4% – 52.8%
EBIT	2.31x – 2.64x	48.5% – 52.2%
Net Income	1.87x – 2.30x	42.3% – 48.4%

Morgan Stanley noted that the exchange ratio pursuant to the merger agreement was 2.457x, which implied Spansion stockholders ownership of approximately 50.2% of the fully diluted shares of Cypress common stock based on each of Cypress’ and Spansion’s fully diluted shares including equity awards (using the treasury method) and net share settlement of the Spansion exchangeable 2.00% senior notes and that based on the prices of shares of Spansion common stock and Cypress common stock on November 28, 2014 (the last full trading day prior to the meeting of Spansion’s board to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions contemplated thereby), an exchange ratio implied solely by such closing stock prices as of that date would be 2.20x, which would imply Spansion stockholders ownership of approximately 47.1% of the fully diluted shares of Cypress common stock based on each of Cypress’ and Spansion’s fully diluted shares including equity awards (using the treasury method) and net share settlement of the Spansion exchangeable 2.00% senior notes.

Analysis of Precedent Transactions

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premiums applicable to selected transactions that share some characteristics with this merger.

In connection with its analysis, Morgan Stanley compared publicly available statistics for 43 selected merger of equals transactions with transaction values greater than $500 million from January 1, 2003 to November 28, 2014 (the last full trading day prior to the meeting of Spansion’s board to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions contemplated thereby), in which the consideration received was predominantly stock and the target’s representation on the board of the merged entity was equal to 50% or more. The following is a list of these transactions:

•	Abitibi Inc. / Bowater Inc.

•	Alliance Unichem plc / Boots UK Ltd

•	Arcelor S.A. / Mittal Steel Co, N.V.

•	Autostrade SpA / Abertis Infraestructuras S.A.

•	Avoca Resources Ltd. / Anatolia Minerals Development Ltd.

•	Bank One Corp. / JPMorgan & Co. Inc.

•	Bergen Brunswig Corp. / Amerisource Corp.

•	Biogen Inc. / IDEC Corp.

•	bwin Interactive Entertainment AG / PartyGaming plc

•	Cable Design Technologies Corp. / Belden Inc.

•	Caremark Rx, LLC / CVS Health Corp.

•	Carphone Warehouse plc / Dixons Retail plc

•	ECCO S.A. / Adecco S.A.

•	Euronext N.V. / NYSE Group, Inc.

•	FNX Mining Company, Inc. / Quadra Mining Ltd.

•	Frontier Oil Corp. / Holly Corp

•	Gemplus International S.A. / Axalto International Ltd.

•	Global Marine Systems Ltd. / Santa Fe International Corp.

•	GulfTerra Energy Partners, LP / Enterprise Products Partners LP

•	Hanover Compressor Co. / Universal Compression Holdings, Inc.

•	IBERIA LAE S.A. / British Airways plc

•	Intentia, Inc. / Lawson Software, Inc.

•	Lucent Technologies, Inc. / Alcatel S.A.

•	Meiji Seika Kaisha Co., Ltd / Meiji Dairies Co., Ltd.

•	Metavante Technologies, Inc. / Fidelity National Information Services, Inc.

•	MindSpring Enterprises / EarthLink Holdings Corp.

•	Mirant Corp. / RRI Energy, Inc.

•	Molson Inc. / Coors Brewing Co.

•	Nextel Communications, Inc. / Sprint Corp.

•	OfficeMax Inc. / Office Depot, Inc.

•	Omnicom Group Inc. / Publicis Groupe S.A.

•	ProLogis, Inc. / AMB Property Corp.

•	Subsea 7 S.A. / Acergy S.A.

•	The Travelers Companies, Inc. / The St. Paul Companies, Inc.

•	Ticketmaster Entertainment, LLC / Live Nation Entertainment, Inc.

•	Tokyo Electron, Ltd / Applied Materials, Inc.

•	TransAtlantic Holdings Inc. / Allied World Assurance Company Holdings AG

•	TriQuint Semiconductor, Inc. / RF Micro Devices Inc.

•	Union Planters Corp. / Regions Financial Corp.

•	UniTAB Ltd. / Tattersalls Ltd.

•	UrAsia Energy Ltd. / sxr Uranium One Inc.

•	Varco, Inc. / National Oilwell Inc.

•	XM Satellite Radio Holdings Inc. / Sirius Radio Inc.

For each transaction listed above, Morgan Stanley noted the board representation and senior executive management roles attributed to the smaller company (as measured by market capitalization) involved in the transaction, as provided for in the transaction’s definitive documentation. Morgan Stanley also noted the implied exchange ratio premium to the spot exchange ratio and the 30 trading day average exchange ratio, respectively, for the constituent companies, where available.

For the transactions listed above, Morgan Stanley selected a representative range of implied exchange ratio premiums to the spot and 30 trading day average exchange ratios and compared such representative ranges to the average exchange ratio of Spansion common stock and Cypress common stock over the respective periods ended November 28, 2014 (the last full trading day prior to the meeting of Spansion’s board to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions contemplated thereby). The following table summarizes Morgan Stanley’s analysis:

Period Ending November 28, 2014	Reference Range	Range of Exchange Ratios	Implied Spansion Ownership
Spot Exchange Ratio Premium	(5%) –25%	2.09x – 2.76x	45.6% – 53.4%
30 Trading Day Average Exchange Ratio Premium	0% – 20%	1.99x – 2.39x	44.1% – 49.4%

Morgan Stanley noted that the exchange ratio pursuant to the merger agreement was 2.457x, which implied Spansion stockholders ownership of approximately 50.2% of the fully diluted shares of Cypress common stock based on each of Cypress’ and Spansion’s fully diluted shares including equity awards (using the treasury method) and net share settlement of the Spansion exchangeable 2.00% senior notes, and that based on the prices of shares of Spansion common stock and Cypress common stock on November 28, 2014 (the last full trading day prior to the meeting of Spansion’s board to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions contemplated thereby), an exchange ratio implied solely by such closing stock prices as of that date would be 2.20x, which would imply Spansion stockholders ownership of approximately 47.1% of the fully diluted shares of Cypress common stock based on each of Cypress’ and Spansion’s fully diluted shares including equity awards (using the treasury method) and net share settlement of the Spansion exchangeable 2.00% senior notes.

No company or transaction utilized in the precedent transactions analysis is identical to Spansion, Cypress or the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, which are beyond the control of Spansion and Cypress, such as the impact of competition on the business of Spansion, Cypress or the industry generally, industry growth and the absence of any material adverse change in the financial condition of Spansion, Cypress or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they were being compared.

Pro Forma Merger Analysis

Morgan Stanley analyzed the estimated pro forma impact of the merger on Spansion’s cash flow, financial ratios, consolidated capitalization and earnings per share for the fiscal years ending December 31, 2015 and December 31, 2016, excluding the impact of one-time and non-cash acquisition-related expenses. Morgan Stanley calculated the pro forma earnings per share on the basis of an assumed closing date for the merger of December 31, 2014, the transaction exchange ratio provided for in the merger agreement, Spansion management and Cypress management estimates of earnings per share for Spansion and Cypress as of November 28, 2014 and synergies resulting from the merger estimated by Spansion and Cypress. Morgan Stanley noted that on the basis of these assumptions the transaction would be accretive to Spansion’s earnings per share for fiscal years 2015 and 2016. For further information regarding these financial projections and estimated synergies, see the section entitled “—Certain Prospective Financial Information Reviewed by the Spansion Board and Spansion’s Financial Advisor” beginning on page 94 of this joint proxy statement/prospectus.

General

In connection with the review of the merger by Spansion’s board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Spansion or Cypress. In performing its analyses, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, which are beyond the control of Spansion or Cypress. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to the holders of shares of Spansion common stock (other than the holders of the excluded shares) and in connection with the delivery of its opinion, dated December 1, 2014, to Spansion’s board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Spansion common stock or Cypress common stock might actually trade.

The exchange ratio was determined by Spansion and Cypress through arm’s length negotiations between Spansion and Cypress and was approved by Spansion’s board. Morgan Stanley provided advice to Spansion’s board during these negotiations. Morgan Stanley did not, however, recommend any specific exchange ratio to Spansion or Spansion’s board or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

Morgan Stanley’s opinion and its presentation to Spansion’s board was one of many factors taken into consideration by Spansion’s board in deciding to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the opinion of Spansion’s board with respect to the exchange ratio pursuant to the merger agreement or of whether Spansion’s board would have been willing to agree to a different exchange ratio. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation to any holder of shares of Spansion common stock as to how to vote or act on any matter with respect to the merger or related transactions or any other action with respect to the transactions contemplated by the merger agreement. Morgan Stanley’s opinion did not address any other aspect of the merger or related transactions, including the prices at which shares of Spansion common stock or Cypress common stock would trade at any time in the future, or any compensation or compensation agreements arising from (or relating to) the merger which benefit any officer, director or employee of Spansion, or any class of such persons.

Spansion’s board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or for the accounts of their customers, in debt or equity securities or loans of Spansion and Cypress or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the merger agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided Spansion with financial advisory services and a financial opinion in connection with the merger, described in this section and attached to this statement as Annex C, and Spansion has agreed to pay Morgan Stanley a fee of approximately $19.4 million for its services, $18.4 million of which is contingent upon the closing of the merger and $1 million of which was paid upon the delivery by Morgan Stanley of the financial opinion described in this paragraph. Spansion has also agreed to reimburse Morgan Stanley for its reasonable expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, Spansion has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to or arising out of Morgan Stanley’s engagement. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financing services to Spansion and Cypress and have received aggregate fees of approximately $2.8 million from Spansion and approximately $1.3 million from Cypress in connection with such services. Morgan Stanley may seek to provide financial advisory and financing services to Spansion and Cypress in the future and would expect to receive fees for the rendering of these services.

Certain Prospective Financial Information Reviewed by the Spansion Board and Spansion’s Financial Advisor

Although Spansion has publicly issued limited projections concerning certain aspects of its expected financial performance, Spansion does not make public disclosure of detailed forecasts or projections of its expected financial performance for extended periods because of, among other things, the inherent difficulty of accurately predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may prove incorrect.

In connection with the evaluation of the merger, however, Spansion management prepared the below table entitled “Spansion Financials” including unaudited prospective financial information for Spansion on a stand-alone basis, without giving effect to the merger, and prepared estimated synergies arising in connection with the merger. The Spansion board also reviewed the below table prepared by Cypress management entitled “Cypress Financials,” including unaudited prospective financial information for Cypress on a stand-alone basis, without giving effect to the merger. Spansion is electing to provide the summary unaudited prospective financial information and the estimated synergies in this section of the joint proxy statement/prospectus to provide Spansion and Cypress stockholders access to certain non-public unaudited prospective financial information and estimated synergies that were made available to the Spansion board, and to the Cypress board of directors as described under the section entitled “— Certain Prospective Financial Information Reviewed by the Cypress Board and Cypress’ Financial Advisor” beginning on page 77 of this joint proxy statement/prospectus, for purposes of considering and evaluating the merger.

The unaudited prospective financial information and estimated synergies were also provided to the financial advisor of Spansion. See also the section entitled “— Opinion of Spansion’s Financial Advisor” beginning on page 86 of this joint proxy statement/prospectus. The unaudited prospective financial information and estimated synergies were not prepared with a view toward public disclosure and the inclusion of summary unaudited prospective financial information and estimated synergies below should not be regarded as an indication that any of Spansion, Cypress or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of Spansion, Cypress, or their respective affiliates or representatives assume any responsibility to stockholders of Spansion or Cypress for the accuracy of this information.

The unaudited prospective financial information and estimated synergies summarized below were not prepared for purposes of public disclosure, nor were they prepared on a basis designed to comply with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections. Neither Spansion’s independent registered public accounting firm, which is listed as an expert in the section entitled “Experts” on page 210 of this joint proxy statement/prospectus, nor any other independent accountants, compiled, examined or performed any procedures with respect to the projections or estimated synergies summarized below, and has not expressed any opinion or any other form of assurance on this information or its achievability, and assumes no responsibility for, and disclaims any association with, the unaudited prospective financial information and estimated synergies. The reports of the independent registered public accounting firms incorporated by reference in this joint proxy statement/prospectus relate to historical financial statements. They do not extend to any prospective financial information or the estimated synergies and should not be seen to do so.

Although presented with numerical specificity, the unaudited prospective financial information and estimated synergies were prepared in accordance with variables, estimates, and assumptions that are inherently uncertain and may be beyond the control of Spansion, and which may prove not to have been, or to no longer be, accurate. While in the view of Spansion’s management the unaudited prospective financial information and estimated synergies were prepared on a reasonable basis, the unaudited prospective financial information and estimated synergies are subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from the unaudited prospective financial information and estimated synergies include risks and uncertainties relating to Spansion’s and Cypress’ businesses, industry performance, the regulatory environment, general business and economic conditions, market and financial conditions, various risks set forth in Spansion’s and Cypress’ reports filed with the Securities and Exchange Commission, and other factors described or referenced in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” beginning on pages 21 and 28, respectively, of this joint proxy statement/prospectus

The unaudited prospective financial information and estimated synergies also reflect assumptions that are subject to change and are susceptible to multiple interpretations and to conditions, transactions or events that may occur and were not anticipated at the time the unaudited prospective financial information and estimated synergies were prepared. In addition, the unaudited prospective financial information and estimated synergies do not take into account any circumstances, transactions or events occurring after the date the unaudited prospective financial information and estimated synergies were prepared. Accordingly, actual results will likely differ, and may differ materially, from those contained in the unaudited prospective financial information and estimated synergies. We do not assure you that the financial results in the unaudited prospective financial information or the synergies set forth in the estimated synergies will be realized or that future financial results (including synergies) of Spansion or Cypress will not materially vary from those in the unaudited prospective financial information or the estimated synergies.

None of Spansion, Cypress, or their respective affiliates, officers, directors, or other representatives gives any stockholder of Spansion or Cypress, or any other person, any assurance that actual results will not differ materially from the unaudited prospective financial information or the estimated synergies, and, except as otherwise required by law, none of them undertakes any obligation to update or otherwise revise or reconcile the unaudited prospective financial information or the estimated synergies to reflect circumstances after the date the unaudited prospective financial information and estimated synergies were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the unaudited prospective financial information and estimated synergies are shown to be in error.

No one has made or makes any representation to any stockholder of Spansion or Cypress, or anyone else regarding, nor assumes any responsibility for the validity, reasonableness, accuracy, or completeness of, the unaudited prospective financial information or the estimated synergies set forth below. You are cautioned not to rely on the unaudited prospective financial information or the estimated synergies. The inclusion of this information should not be regarded as an indication that the Spansion board of directors, the Cypress board of directors, any of their advisors or any other person considered, or now considers, it to be material or to be a reliable prediction of actual future results.

The unaudited prospective financial information and estimated synergies included below cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. The unaudited prospective financial information and estimated synergies should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in Spansion’s and Cypress’ respective public filings with the Securities and Exchange Commission.

Due to the forward-looking nature of the selected unaudited prospective financial information, specific quantifications of the amounts that would be required to reconcile it to GAAP measures are not available. Spansion believes that there is a degree of volatility with respect to certain GAAP measures, and certain adjustments made to arrive at the relevant non-GAAP measures, which preclude Spansion from providing accurate forecasted non-GAAP to GAAP reconciliations.

The following tables present summary selected unaudited Spansion and Cypress prospective financial information for fiscal years 2014 through 2017 prepared by Spansion and Cypress management respectively in connection with the Spansion board of directors’evaluation of the merger (in millions, except per share information):

Projected Spansion Financials	CY2014E	CY2015E	CY2016E	CY2017E
Revenue	$1,250.0	$1,363.1	$1,450.0	$1,550.0
Non-GAAP EBIT	$92.8	$149.2	$180.0	$218.0
Non-GAAP EBITDA	$151.4	$205.4	$235.9	$274.9
Non-GAAP EBITDA, less Capital Expenditures	$86.4	$150.4	$175.9	$209.9
Non-GAAP Net Income	$64.8	$115.2	$143.5	$178.2
Non-GAAP EPS	$0.98	$1.72	$2.08	$2.51

Projected Cypress Financials	CY2014E	CY2015E	CY2016E	CY2017E
Revenue	$723.9	$815.5	$954.9	$1,067.3
Non-GAAP EBIT	$98.5	$138.0	$190.5	$231.7
Non-GAAP EBITDA	$138.5	$179.0	$232.5	$273.7
Non-GAAP EBITDA, less Capital Expenditures	$115.3	$136.0	$204.5	$250.7
Non-GAAP Net Income	$88.3	$123.0	$170.3	$207.6
Non-GAAP EPS	$0.53	$0.71	$0.95	$1.13

Non-GAAP EBIT excludes the estimated effects of: amortization of intangibles, amortization of the inventory mark-up relating to Spansion’s acquisition of its microcontroller and analog business in fiscal year 2013, equity compensation expense, acquisition related costs, litigation reserve expenses and restructuring and other costs. Non-GAAP Net Income and Non-GAAP EPS exclude the estimated effects of: amortization of intangibles, amortization of the inventory mark-up relating to Spansion’s acquisition of its microcontroller and analog business in fiscal year 2013, equity compensation expense, costs related to financing arrangements, the accretion of interest on Spansion’s exchangeable 2.00% senior notes outstanding on November 30, 2014, litigation reserve expenses, acquisition and integration related costs, reserve reversal on final settlement of bankruptcy claims and restructuring and other costs; and Non-GAAP EBITDA excludes the estimated effects of these items as well as interest income expense and other, net, provision for income taxes and depreciation.

In calculating estimated synergies, Spansion management made assumptions with respect to expenses including manufacturing, sales and marketing, product development, personnel, facilities, information technology infrastructure and administration. Assumptions include a reduction in redundant expenses, a reduction of duplicative operating resources, future headcount avoidance and severance costs to achieve synergies. The following table presents estimated synergies, excluding some amounts related to the pro forma tax structure of the combined business, prepared in connection with Spansion’s evaluation of the merger (in millions) for the years 2015 through 2017.

	2015	2016	2017
Estimated Synergies	$53.1	$130.6	$168.9

Interests of the Directors and Executive Officers of Spansion in the Merger

In considering the recommendation of the Spansion board to adopt the merger agreement and approve the transactions contemplated by the merger agreement, Spansion stockholders should be aware that some of the Spansion directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Spansion stockholders generally. These interests and arrangements may create potential conflicts of interest. The Spansion board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement.

Stock Options, Restricted Stock Units and Performance Stock Units

When the merger is completed, Cypress will assume outstanding options to purchase shares of Spansion common stock, and such options will be automatically converted into options to purchase the number of shares of Cypress common stock equal to (x) the number of shares of Spansion common stock subject to the Spansion option immediately prior to the merger, multiplied by (y) 2.457, with such product rounded down to the nearest whole share of Cypress common stock. The exercise price per share for each assumed Spansion option will be equal to (x) the exercise price per share of the Spansion option divided by (y) 2.457, with such quotient rounded up to the nearest whole cent. Each assumed Spansion option otherwise will be subject to the same terms and conditions (including as to vesting and exercisability) as are applicable under the respective Spansion option immediately prior to the effective time of the merger. However, if a Spansion option is subject to the legal requirements of a non-U.S. jurisdiction and Cypress determines that the Spansion option may not be assumed under the legal requirements of the relevant non-U.S. jurisdiction, Cypress will, to ensure compliance with applicable non-U.S. law: (1) require that such outstanding unassumed non-U.S. Spansion options be accelerated and exercised only by a cashless exercise pursuant to which employees will authorize a broker to sell all shares that they are entitled to exercise immediately upon exercise and receive the difference between the fair market value of the shares at exercise and the exercise price in cash, (2) provide for conversion of the unassumed non-U.S. Spansion options into the right to receive, as soon as practicable after the effective time of the merger, an amount in cash equal to (x) the excess, if any, of (i) the average of the closing sale prices for one share of Cypress common stock as quoted on the Nasdaq Global Select Market for the 10 consecutive trading days ending on the second trading day immediately preceding the closing date of the merger, over (ii) the applicable exercise price of such unassumed non-U.S. Spansion option, multiplied by (y) the number of Spansion shares subject to such unassumed non-U.S. Spansion option, less all applicable deductions and withholdings required by applicable legal requirements to be withheld in respect of such payment, or (3) provide for such other treatment that is in compliance with applicable legal requirements and reasonably agreed upon by Cypress and Spansion at least 20 days prior to the effective time of the merger.

Cypress will also assume outstanding Spansion restricted stock units and performance stock units. Each assumed Spansion restricted stock unit award or performance stock unit award will be converted into an award to receive a number of shares of Cypress common stock equal to (x) the number of shares of Spansion common stock subject to the Spansion restricted stock unit award or performance stock unit award immediately prior to the effective time of the merger multiplied by (y) 2.457, with such product rounded down to the nearest whole share of Cypress common stock. Each assumed Spansion restricted stock unit award or performance stock unit award that was granted with a purchase price other than Spansion par value will have a purchase price per share equal to (x) the per share purchase price of Spansion common stock subject to such assumed Spansion restricted stock unit award or Spansion performance stock unit award, divided by (y) 2.457, with such quotient rounded up to the nearest whole cent. Each assumed Spansion restricted stock unit award or performance stock unit award otherwise will be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Spansion restricted stock unit award or performance stock unit award immediately prior to the effective time of the merger. However, if a Spansion restricted stock unit award or performance stock unit award is subject to the legal requirements of a non-U.S. jurisdiction and Cypress determines that the Spansion restricted stock unit award or performance stock unit award may not be assumed under the legal requirements of the relevant non-U.S. jurisdiction, Cypress will, to ensure compliance with applicable non-U.S. law: (1) provide for conversion of such unassumed non-U.S. Spansion restricted stock unit award or performance stock unit award into the right to receive, as soon as practicable after the effective time of the merger, an amount in cash equal to (x) the average of the closing sale prices for one share of Cypress common stock as quoted on the Nasdaq Global Select Market for the 10 consecutive trading days ending on the second trading day immediately preceding the closing date of the merger, multiplied by (y) the number of Spansion shares subject to such unassumed non-U.S. Spansion restricted stock unit award or performance stock unit award, less all applicable deductions and withholdings required by applicable legal requirements to be withheld in respect of such payment or (2) provide for such other treatment that is in compliance with applicable law and reasonably agreed upon by Cypress and Spansion at least 20 days prior to the effective time of the merger.

Prior to May 2014 and in limited circumstances during or after May 2014, the Spansion board had historically granted all options, restricted stock units and performance stock units with full acceleration rights in the event of a “change in control,” as such term is defined in the Spansion 2010 Equity Incentive Award Plan. A “change in control,” as such term is defined in the Spansion 2010 Equity Incentive Award Plan, includes a transaction whereby any person or group of persons directly or indirectly acquires beneficial ownership of securities of Spansion possessing more than 50% of the total combined voting power of Spansion’s securities outstanding immediately after such transaction, as well as a merger in which the holders of the voting securities of Spansion outstanding immediately before the merger fail to hold at least a majority of the combined voting power of the entity that will control Spansion after the merger, which in this case will be Cypress. The merger will constitute a change in control for purposes of the Spansion 2010 Equity Incentive Award Plan. In addition, the merger agreement provides that Cypress and Spansion agree the merger will constitute a change in control for the purposes of outstanding Spansion equity awards. Accordingly, the unvested options and restricted stock units that were granted with an acceleration feature triggered upon a change in control will accelerate vesting at the effective time of the merger, subject to the award holder’s continued service through the effective time of the merger.

The Spansion directors and executive officers hold unvested options, restricted stock units and performance stock units that were granted prior to May 2014 and subject to the acceleration provisions described above. As required by applicable Securities and Exchange Commission rules, all amounts below determined using the per share value of Spansion common stock have been calculated based on a per share price of Spansion common stock of $29.116 (the average closing market price of Spansion common stock over the first five business days following the public announcement of the entry into the merger agreement on December 1, 2014). The following number of shares subject to options and restricted stock units granted to the following Spansion directors and executive officers will accelerate vesting upon the closing of the merger, subject to the award holder’s continued service through such date:

Executive Officer and/or Director	Shares Underlying all Unvested Spansion Stock Options	Aggregate Spread for all Unvested Spansion Stock Options ($)	Shares Underlying All Unvested Restricted Stock Units	Aggregate Value of All Unvested Restricted Stock Units ($)
John H. Kispert	38,889	$685,068.62	379,792	$11,058,023.87
Randy Furr	12,444	$219,213.50	120,174	$3,498,986.18
William Mitchell	3,000	$50,928.00	18,220	$532,560.75
Raymond Bingham	7,667	$130,154.99	33,174	$967,961.42
Keith Barnes	6,334	$107,525.98	22,812	$664,194.19
Hans Geyer	3,000	$50,928.00	12,622	$367,502.15
O.C. Kwon	0	$0.00	9,112	$265,304.99
Clifton Thomas Weatherford	6,334	$107,525.98	22,812	$664,194.19
Michael Wishart	8,168	$137,924.84	19,955	$581,009.78

The figures in the table above assume an effective date of the merger of May 31, 2015.

Paul Mercadante and Ajay Shah resigned from Spansion’s Board effective May 13, 2013. As a result, neither Mr. Mercadante nor Mr. Shah is eligible to receive vesting acceleration of their awards in connection with the merger.

Other than as described in the following section, Spansion granted no equity awards to its executive officers or directors after May 2014.

Recent Equity Awards

On November 14, 2014, the Spansion compensation committee approved the issuance of certain performance stock units (also referred to as performance based restricted stock units) to employees at the vice president level and above, which included Spansion’s executive officers, for retention purposes. In the event that Spansion meets or exceeds its financial performance target level of 100% on the 2014 annual bonus matrix as approved by the Spansion compensation committee and the employee remains a continuous service provider on the applicable vesting date, the performance stock units will vest in incremental percentages equal to 40% on January 30, 2015, 40% on January 30, 2016, and 20% on January 30, 2017. If the service provider is terminated by Spansion without “cause” and as long as the financial performance target applicable to the performance stock units have been met as of January 2014, that service provider’s performance stock units will accelerate in full on the date of such termination by Spansion. If the performance stock units are outstanding as of the effective time of the merger, then they shall be assumed by Cypress and converted into a restricted stock unit award in respect of the number of whole shares of Cypress common stock equal to 2.457 multiplied by the number of shares of Spansion common stock subject to the Spansion restricted stock unit award, with such product rounded down to the nearest whole share of Cypress common stock.

The Spansion compensation committee approved the issuance of the following numbers of performance stock units to the following executive officers on November 14, 2014:

Executive Officer	Shares Underlying Performance Stock Units Issued on November 14, 2014	Aggregate Value of All Performance Stock Units Issued on November 14, 2014 (1) ($)
John H. Kispert	84,375	$2,456,662.50
Randy Furr	26,400	$768,662.40

(1)	All dollar amounts in the table above were determined using the per share price of Spansion common stock of $29.116 (the average closing market price of Spansion common stock over the first five business days following the public announcement of the entry into the merger agreement on December 1, 2014).

In addition, the Spansion board approved the issuance of certain restricted stock units to directors William Mitchell and Mr. Bingham on November 25, 2014 in recognition of their appointments in May 2014 to chair the compensation committee and nomination and corporate governance committee, respectively. The restricted stock units will vest in equal quarterly installments for three years from the grant date, subject to continued service through each applicable vesting date. In addition, in the event of a “change in control,” as such term is defined in the Spansion 2010 Equity Incentive Award Plan, and provided that the applicable director continues to provide service as a director of Spansion through the date of such change in control, the restricted stock units will accelerate vesting in full. A “change in control,” as such term is defined in the Spansion 2010 Equity Incentive Award Plan, includes a transaction whereby any person or group of persons directly or indirectly acquires beneficial ownership of securities of Spansion possessing more than 50% of the total combined voting power of Spansion’s securities outstanding immediately after such transaction, as well as a merger in which the holders of the voting securities of Spansion outstanding immediately before the merger fail to hold at least a majority of the combined voting power of the entity that will control Spansion after the merger, which in this case will be Cypress. The merger will constitute a change in control for purposes of the Spansion 2010 Equity Incentive Award Plan. In addition, the merger agreement provides that Cypress and Spansion agree that the merger will constitute a change in control for the purposes of outstanding Spansion equity awards. Accordingly the unvested restricted stock units that were granted to the Spansion directors on November 25, 2014 will accelerate at the effective time of the merger.

The Spansion board approved the issuance of the following numbers of restricted stock units to the following directors on November 25, 2014:

Director	Shares Underlying Restricted Stock Units Issued on November 25, 2014	Aggregate Value of All Restricted Stock Units Issued on November 25, 2014 (1) ($)
William Mitchell	3,403	$99,081.75
Raymond Bingham	3,403	$99,081.75

(1)	All dollar amounts in the table above were determined using the per share price of Spansion common stock of $29.116 (the average closing market price of Spansion common stock over the first five business days following the public announcement of the entry into the merger agreement on December 1, 2014).

Change of Control Severance Agreements

Spansion has entered into Change of Control Severance Agreements with certain employees, including its current executive officers, Mr. Kispert and Randy Furr. Under Spansion’s Change of Control Severance Agreements for Mr. Kispert and Mr. Furr, if the participating executive officer’s employment is terminated involuntarily by Spansion without “cause” or by the participating executive officer pursuant to a “voluntary termination for good reason” within 120 days prior to a “change of control” or 12 months following a “change of control,” then the executive officer is entitled to:

•	a lump sum payment in an amount equal to the sum of (1) 24 months of the participating executive officer’s base salary immediately prior to the termination and (2) two years of the participating executive officer’s target annual cash incentive opportunity;

•	full acceleration of all unvested outstanding options, restricted stock grants, and other equity and equity equivalents; and

•	at the election of the participating executive officer, either the payment or reimbursement of the cost of 24 months of premium costs associated with continued health coverage for the participating executive officer and such officer’s dependents.

Spansion’s Change of Control Severance Agreements require that in order to receive the severance benefits, the participating executive officer must agree to a release of claims in favor of Spansion and its affiliates. Further, under Spansion’s Change of Control Severance Agreements, the participating executive officer is subject to a non-solicitation covenant for a period of 12 months following the termination of employment, a mutual nondisparagement covenant with Spansion for a period of 12 months following the termination of employment, and a confidentiality obligation. In the event of any breach of Spansion’s Change of Control Severance Agreement, disputes are adjudicated by arbitration and Spansion is responsible for the direct costs and expenses of the arbitration.

A “change of control,” as such term is defined in Spansion’s Change of Control Severance Agreements, includes an acquisition of the voting securities of Spansion by any person immediately after which the person has beneficial ownership of 50% or more of the combined voting power of Spansion’s then-outstanding voting securities, as well as a business combination in which the holders of the voting securities of Spansion outstanding immediately before the merger fail to hold at least 50% of the combined voting power of the entity that will control Spansion after the merger, which in this case will be Cypress. The merger will constitute a change of control for purposes of Spansion’s Change of Control Severance Agreements. In addition, the merger agreement provides that Cypress and Spansion agree the merger will constitute a change of control for purposes of the Change of Control Severance Agreements. Accordingly, if the participating executive officer is subject to a qualifying termination within 120 days prior to such “change of control” or 12 months following such “change of control,” then the executive officer will be entitled to the severance benefits described above.

“Cause” is defined in Spansion’s Change of Control Severance Agreements generally as (i) theft, dishonesty or falsification of any employment or Spansion records that is not trivial in nature; (ii) malicious or reckless disclosure of Spansion’s confidential or proprietary information; (iii) commission of any immoral or illegal act or any gross or willful misconduct, where a majority of the disinterested members of the Spansion board reasonably determines that such act or misconduct has (A) seriously undermined the ability of the Spansion board or Spansion’s management to entrust the participating executive officer with important matters or otherwise work effectively with the participating executive officer, (B) contributed to Spansion’s loss of significant revenues or business opportunities, or (C) significantly and detrimentally effected the business or reputation of Spansion or any of its subsidiaries; and/or (iv) the willful failure or refusal by the participating executive officer to follow the reasonable and lawful directives of the Spansion board, provided such failure or refusal continues after the participating executive officer’s receipt of reasonable notice in writing of such failure or refusal and an opportunity of not less than 15 days to correct the problem.

“Voluntary termination for good reason” is defined in Spansion’s Change of Control Severance Agreements generally as (i) a material reduction in the participating executive officer’s duties, authority and responsibilities as an executive of the business unit or group that was formerly part of Spansion; provided, however, that with respect to Spansion’s Change of Control Severance Agreements of the executive officers, a reduction in the participating executive officer’s duties, authority or responsibilities solely by virtue of Spansion being acquired and becoming part of a larger entity shall constitute a reduction, (ii) a material reduction by Spansion in the participating executive officer’s base salary or target annual cash incentive opportunity in effect immediately prior to such reduction; (iii) Spansion’s material breach of any of its obligations under Spansion’s Change of Control Severance Agreement or offer letter agreement between Spansion and the participating executive officer; and (iv) a relocation of the participating executive officer without his or her written consent, to a facility or location 50 miles from Spansion’s current headquarters in Sunnyvale, CA.

Assuming that each of Messrs. Kispert and Furr experience an involuntary termination without “cause” or “voluntary termination for good reason” immediately prior to the effective time of the merger, then the value of the estimated payments and benefits under these policies for each individual, would be:

Name	Value of Lump Sum Severance Payment ($)	Value of Acceleration of Equity Awards ($)(1)	Value of Payment or Reimbursement of Continued Health Benefits ($)	Total Value of Severance Payments and Benefits under Change of Control Severance Agreements ($)
John H. Kispert	$4,050,000.00	$11,743,092.50	$50,271	$15,843,363.50
Randy Furr	$1,584,000.00	$3,718,199.69	$24,546	$5,326,745.69

(1)	Value of full acceleration of equity awards is in part duplicative of the valuation of acceleration detailed above in the section entitled “— Stock Options, Restricted Stock Units and Performance Stock Units” beginning on page 97 of this joint proxy statement/prospectus. The values were determined using the per share price of Spansion common stock of $29.116 (the average closing market price of Spansion common stock over the first five business days following the public announcement of the entry into the merger agreement on December 1, 2014).

Indemnification of Directors and Officers; Directors’ and Officers’ Insurance

The merger agreement provides that Cypress and its subsidiaries will honor and fulfill in all respects the obligations of Spansion and its subsidiaries in any indemnification agreements of Spansion with any of their respective directors, officers or employees in effect immediately prior to the effective time of the merger with respect to acts or omissions prior to the effective time of the merger. The merger agreement also provides that, for a period of six years following the effective time of the merger, Cypress will cause the surviving corporation’s certificate of incorporation and by-laws to include indemnification provisions at least as favorable as the indemnification provisions of the organizational documents of Spansion.

The merger agreement further requires the combined company to, for a minimum of six years following the effective time of the merger, maintain coverage under an officers’ and directors’ liability insurance policy with coverage and amounts no less favorable than those Spansion maintained for its directors prior to the merger under the existing Spansion officers’ and directors’ liability insurance policy. The combined company will not be obligated to make annual premiums in excess of 250% of the most recent annual premiums. If annual premiums for existing coverage exceed such maximum, Cypress will obtain a policy with the greatest coverage available at a cost not exceeding 250% of current premiums. Alternatively, Cypress or Spansion may purchase a six year tail prepaid policy on the existing Spansion officers’ and directors’ liability insurance policy, with coverage and amounts no less favorable than those currently in effect. The agreements regarding insurance and indemnification are enforceable by the directors and officers of Spansion and are binding on the successors and assigns of Cypress and the surviving corporation.

Board of the Combined Company

Under the terms of the merger agreement, four directors will be designated by Spansion to serve on the board of the combined company after the effective time of the merger, which directors will include Mr. Kispert and Mr. Bingham and two mutually agreed representatives from the Spansion board as of immediately prior to the effective time of the merger. Mr. Bingham will serve as the non-executive chairman of the board of the combined company.

Spansion Executive Compensation Payable in Connection with the Merger

Spansion’s “named executive officers” for purposes of the disclosure in this joint proxy statement/prospectus are Mr. Kispert and Mr. Furr. The following table sets forth the information required by Item 402(t) of Regulation S-K promulgated by the Securities and Exchange Commission, regarding certain compensation that each of Spansion’s named executive officers may receive that is based on, or that otherwise relates to, the merger. The figures in the table are estimated based on compensation and benefit levels as anticipated for May 31, 2015 and an assumed effective date of May 31, 2015 for both the merger and the termination of the executive officer’s employment. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including an assumption that the employment of each of Spansion’s named executive officers will be terminated without cause upon the effective time of the merger. As required by applicable Securities and Exchange Commission rules, all amounts below determined using the per share value of Spansion common stock have been calculated based on a per share price of Spansion common stock of $29.116 (the average closing market price of Spansion common stock over the first five business days following the public announcement of the entry into the merger agreement on December 1, 2014). As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below. The merger-related compensation payable to Spansion’s named executive officers is subject to an advisory (non-binding) vote of Spansion stockholders, as described under the section entitled “Spansion Proposal 2 — Advisory Vote to Approve Merger-Related Compensation for Spansion Named Executive Officers” beginning on page 57 of this joint proxy statement/prospectus.

Spansion Golden Parachute Compensation

Executive	Cash ($)(1)	Equity ($)		Perquisites / Benefits ($)(4)	Total ($)
John H. Kispert	$4,050,000.00	$11,743,092.50	(2)	$50,271	$15,843,363.50
Randy Furr	$1,584,000.00	$3,718,199.69	(3)	$24,546	$5,326,745.69

(1)	Pursuant to Spansion’s Change of Control Severance Agreements, if the participating executive officer is involuntarily terminated without “cause” or “voluntary terminates for good reason” within 120 days prior to a “change of control” or 12 months following a “change of control,” as described in greater detail in the section below entitled “— Additional Information Regarding the Golden Parachute Compensation” beginning on page 105 of this joint proxy statement/prospectus, then the executive officer is entitled to a lump sum payment in an amount equal to the sum of (a) 24 months of the participating executive officer’s base salary immediately prior to the termination and (b) two years of the participating executive officer’s target annual cash incentive opportunity. The amounts determined in this column are estimated based on the participating executive officers salary and target annual cash incentive as of May 31, 2015.
(2)

Mr. Kispert holds 38,889 unvested and outstanding options and 329,167 unvested and outstanding restricted stock units and performance stock units as of May 31, 2015. As a result of a “change in control” and without any additional condition, Mr. Kispert’s awards would accelerate and become fully vested in as to 38,889 unvested and outstanding options (with a value of $685,068.62), 108,667 unvested and outstanding restricted stock units (with a value of $3,163,948.37) and 220,500 unvested and outstanding performance stock units (with a value of $6,420,078.00) as of May 31, 2015. “Change in Control” is defined in the Spansion 2010 Equity Incentive Award Plan. A “change in control,” as such term is defined in the Spansion

2010 Equity Incentive Award Plan, includes a transaction whereby any person or group of persons directly or indirectly acquires beneficial ownership of securities of Spansion possessing more than 50% of the total combined voting power of Spansion’s securities outstanding immediately after such transaction, as well as a merger in which the holders of the voting securities of Spansion outstanding immediately before the merger fail to hold at least a majority of the combined voting power of the entity that will control Spansion after the merger, which in this case will be Cypress. The merger will constitute a change in control for purposes of the Spansion 2010 Equity Incentive Award Plan. Further, the merger agreement provides that Cypress and Spansion agree the merger will constitute a change in control for the purposes of outstanding Spansion equity awards and a change of control for purposes of the Change of Control Severance Agreements. In addition, if Mr. Kispert is involuntarily terminated without “cause” or “voluntarily terminates for good reason” within 120 days prior to the “change of control” or 12 months following a “change of control,” as described in greater detail in the section below entitled “— Additional Information Regarding the Golden Parachute Compensation” beginning on page 105 of this joint proxy statement/prospectus, then Mr. Kispert’s awards will accelerate and become fully vested as to an additional 0 unvested and outstanding options (with a value of $0.00), 0 unvested and outstanding restricted stock units (with a value of $0.00) and 50,625 unvested and outstanding performance stock units (with a value of $1,473,997.50) as of May 31, 2015. The merger will constitute a change of control for purposes of the Spansion Change of Control Severance Agreements. The disclosures assume that (a) any performance goals under the performance stock units that will be measured prior to May 31, 2015, are achieved at maximum levels; and (b) the maximum number of shares subject to unvested performance stock units accelerate vesting as a result of the acceleration provisions under the award agreement or Change of Control Severance Agreement, as applicable. However, the extent of achievement of the performance goals that will be measured prior to May 31, 2015, is not yet determinable. Further, the shares under the performance stock units that would be eligible to accelerate pursuant to the applicable award agreements and Change of Control Severance Agreement has not yet been determined.
(3)

Mr. Furr holds 12,444 unvested and outstanding options and 104,334 unvested and outstanding restricted stock units and performance stock units as of May 31, 2015. As a result of a “change of control” and without any additional condition, Mr. Furr’s awards would accelerate and become fully vested as to 12,444 unvested and outstanding options (with a value of $219,213.50), 34,334 unvested and outstanding restricted stock units (with a value of $999,668.74) and 70,000 unvested and outstanding performance stock units (with a value of $2,038,120.00) as of May 31, 2015. “Change of Control” is defined in the Spansion 2010 Equity Incentive Award Plan. A “change of control,” as such term is defined in the Spansion 2010 Equity Incentive Award Plan, includes a transaction whereby any person or group of persons directly or indirectly acquires beneficial ownership of securities of Spansion possessing more than 50% of the total combined voting power of Spansion’s securities outstanding immediately after such transaction, as well as a merger in which the holders of the voting securities of Spansion outstanding immediately before the merger fail to hold at least a majority of the combined voting power of the entity that will control Spansion after the merger, which in this case will be Cypress. The merger will constitute a change in control for purposes of the Spansion 2010 Equity Incentive Award Plan. Further, the merger agreement provides that Cypress and Spansion agree the merger will constitute a change in control for the purposes of outstanding Spansion equity awards and a change of control for purposes of Spansion’s Change of Control Severance Agreements. In addition, if Mr. Furr is involuntarily terminated without “cause” or “voluntarily terminates for good reason” within 120 days prior to a “change of control” or 12 months following a “change of control,” as described in greater detail in the section below entitled “— Additional Information Regarding the Golden Parachute Compensation” beginning on page 105 of this joint proxy statement/prospectus, then Mr. Furr’s awards will accelerate and become fully vested in an additional 0 unvested and outstanding options (with a value of $0.00), 0 unvested and outstanding restricted stock units (with a value of $0.00) and 15,840 unvested and outstanding performance stock units (with a value of $461,197.44) as of May 31, 2015. The merger will constitute a change of control for purposes of Spansion’s Change of Control Severance Agreements. The disclosures assume that (a) any performance goals under the performance stock units that will be measured prior to May 31, 2015, are achieved at maximum levels; and (b) the maximum number of shares subject to unvested performance stock units accelerate vesting as a result of the acceleration provisions under the award agreement or Change of Control Severance Agreement, as applicable. However, the extent of achievement of the performance goals that will be measured prior to May 31, 2015, is not yet determinable. Further, the number of shares under the performance stock units that would be eligible to accelerate pursuant to the applicable award agreements and Change of Control Severance Agreement has not yet been determined.
(4)	Pursuant to Spansion’s Change of Control Severance Agreements, if the participating executive officer is involuntarily terminated without “cause” or “voluntary terminates for good reason” within 120 days prior to a “change of control” or 12 months following a “change of control,” as described in greater detail in the section below entitled “— Additional Information Regarding the Golden Parachute Compensation”, then the executive officer is entitled to, at the election of the participating executive officer, either the payment or reimbursement of the cost of 24 months of premium costs associated with continued health coverage for the participating executive officer and dependents. The amounts determined in this column are estimated based on the participating executive officers health coverage benefits and the applicable reimbursement costs as of December 28, 2014.

Additional Information Regarding the Golden Parachute Compensation

Spansion has entered into Spansion’s Change of Control Severance Agreements with certain employees, including its current executive officers, Mr. Kispert and Mr. Furr. Under Spansion’s Change of Control Severance Agreements for Mr. Kispert and Mr. Furr, if the participating executive officer’s employment is terminated involuntarily by Spansion without “cause” or by the participating executive officer pursuant to a “voluntary termination for good reason” within 120 days prior to a “change of control” or 12 months following a “change of control,” then the executive officer is entitled to the severance benefits disclosed in the Golden Parachute Compensation table above.

Spansion’s Change of Control Severance Agreements require that in order to receive the severance benefits, the participating executive officer must agree to a release of claims in favor of Spansion and its affiliates. Further, under Spansion’s Change of Control Severance Agreements, the participating executive officer is subject to a non-solicitation covenant for a period of 12 months following the termination of employment, a mutual nondisparagement covenant with Spansion for a period of 12 months following the termination of employment, and a confidentiality obligation. In the event of any breach of Spansion’s Change of Control Severance Agreement, disputes are adjudicated by arbitration and Spansion is responsible for the direct costs and expenses of the arbitration.

A “change of control,” as such term is defined in Spansion’s Change of Control Severance Agreements, includes an acquisition of the voting securities of Spansion by any person immediately after which the person has beneficial ownership of 50% or more of the combined voting power of Spansion’s then-outstanding voting securities, as well as a business combination in which the holders of the voting securities of Spansion outstanding immediately before the merger fail to hold at least 50% of the combined voting power of the entity that will control Spansion after the merger, which in this case will be Cypress. The merger will constitute a change of control for purposes of Spansion’s Change of Control Severance Agreements. In addition, the merger agreement provides that Cypress and Spansion agree the merger will constitute a change of control for purposes of Spansion’s Change of Control Severance Agreements. Accordingly, if the participating executive officer is subject to a qualifying termination within 120 days prior to such “change of control” or 12 months following such “change of control,” then the executive officer will be entitled to the severance benefits described above.

“Cause” is defined in Spansion’s Change of Control Severance Agreements generally as (i) theft, dishonesty or falsification of any employment or Spansion records that is not trivial in nature; (ii) malicious or reckless disclosure of Spansion’s confidential or proprietary information; (iii) commission of any immoral or illegal act or any gross or willful misconduct, where a majority of the disinterested members of the Spansion board reasonably determines that such act or misconduct has (A) seriously undermined the ability of the Spansion board or

Spansion’s management to entrust the participating executive officer with important matters or otherwise work effectively with the participating executive officer, (B) contributed to Spansion’s loss of significant revenues or business opportunities, or (C) significantly and detrimentally effected the business or reputation of Spansion or any of its subsidiaries; and/or (iv) the willful failure or refusal by the participating executive officer to follow the reasonable and lawful directives of the Spansion board, provided such failure or refusal continues after the participating executive officer’s receipt of reasonable notice in writing of such failure or refusal and an opportunity of not less than 15 days to correct the problem.

“Voluntary termination for good reason” is defined in Spansion’s Change of Control Severance Agreements generally as (i) a material reduction in the participating executive officer’s duties, authority and responsibilities as an executive of the business unit or group that was formerly part of Spansion; provided, however, that with respect to Spansion’s Change of Control Severance Agreements of the executive officers, a reduction in the participating executive officer’s duties, authority or responsibilities solely by virtue of Spansion being acquired and becoming part of a larger entity shall constitute a reduction, (ii) a material reduction by Spansion in the participating executive officer’s base salary or target annual cash incentive opportunity in effect immediately prior to such reduction; (iii) Spansion’s material breach of any of its obligations under Spansion’s Change of Control Severance Agreement or offer letter agreement between Spansion and the participating executive officer, and (iv) a relocation of the participating executive officer without his or her written consent, to a facility or location 50 miles from Spansion’s current headquarters in Sunnyvale, CA.

Litigation Relating to the Merger

In connection with the proposed merger, two purported class action lawsuits have been filed on behalf of Spansion stockholders against members of the Spansion board, Spansion, Cypress, and Mustang Acquisition Corporation in the Superior Court of California for the County of Santa Clara. The two complaints are captioned Walter Jeter v. Spansion Inc., et al., Case No. 1-14-CV-274635 (filed December 17, 2014 and amended on January 12, 2015) and Shiva Y. Stein v. Spansion Inc., et al., Case No. 1-14-CV-274924 (filed December 24, 2014 and amended on January 12, 2015).

In general, both amended complaints assert that the Spansion board breached its fiduciary duties to Spansion stockholders by (1) seeking to sell Spansion through an allegedly defective process, (2) agreeing to sell Spansion for an allegedly unfair price and under unfair terms and (3) by allegedly failing to disclose material information regarding the proposed merger. Both amended complaints also generally assert that Cypress and Mustang Acquisition Corporation aided and abetted the Spansion board’s breaches of fiduciary duties. The two lawsuits seek, among other things, to enjoin the consummation of the proposed merger, rescission of the proposed merger (to the extent the proposed merger has already been consummated), damages and attorneys’ fees and costs.

THE MERGER AGREEMENT

The following summary describes the material provisions of the merger agreement. The provisions of the merger agreement are complicated and not easily summarized. This summary may not contain all of the information about the merger agreement that is important to you. The merger agreement is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus, and Cypress and Spansion encourage you to read it carefully in its entirety for a more complete understanding of the merger agreement.

The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about Cypress or Spansion. Such information can be found elsewhere in this document and in the public filings that Cypress and Spansion make with the Securities and Exchange Commission, which are available without charge through the Securities and Exchange Commission’s website at http://www.sec.gov.

The representations and warranties described below and included in the merger agreement were made by each of Cypress and Spansion to the other. These representations and warranties were made as of specific dates and are subject to important exceptions, limitations and supplemental information contained in the confidential disclosure letters provided by each of Cypress and Spansion to the other in connection with the signing of the merger agreement, including a contractual standard of materiality different from that generally applicable under federal securities laws. In addition, the representations and warranties may have been included in the merger agreement for the purpose of allocating risk between Cypress and Spansion rather than to establish matters as facts. The merger agreement is described in this joint proxy statement/prospectus and included as Annex A only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Cypress, Spansion or their respective businesses. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Cypress or Spansion, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus for information regarding Cypress and Spansion and their respective businesses. See the section entitled “Where You Can Find More Information” beginning on page 210 of this joint proxy statement/prospectus.

The Merger

The merger agreement provides for the merger of Mustang Acquisition Corporation, a newly formed, wholly owned subsidiary of Cypress, with and into Spansion. Following the merger, the separate corporate existence of Mustang Acquisition Corporation will cease and Spansion will survive the merger as a wholly owned subsidiary of Cypress.

Closing and Effective Time of the Merger

Cypress and Spansion will complete the merger when all of the conditions to completion of the merger contained in the merger agreement, which are described in the section entitled “—Conditions to Obligations to Complete the Merger” beginning on page 122 of this joint proxy statement/prospectus, are satisfied or waived, including, among others, approval by the Cypress stockholders of the issuance of shares of Cypress common stock in the merger and the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement by the Spansion stockholders. The merger will become effective at the time of the filing and acceptance by the Secretary of State of the State of Delaware of the certificate of merger, or such later time as may be agreed in writing by Cypress and Spansion and specified in such certificate of merger.

Treatment of Securities

Spansion Common Stock

Upon completion of the merger, each share of Spansion common stock outstanding immediately prior to the effective time of the merger will be canceled and extinguished and automatically converted into the right to receive 2.457 shares of Cypress common stock, and the cash payable in lieu of any fractional shares as described in the section entitled “— Fractional Shares” below. Upon completion of the merger, unless prohibited by local laws of a particular foreign country, Cypress also will assume outstanding options to purchase Spansion common stock, Spansion restricted stock units and Spansion performance stock units. For more information see the section entitled “The Merger — Reasons for the Merger — Stock Options, Restricted Stock Units and Performance Stock Units” beginning on page 97 of this joint proxy statement/prospectus.

The exchange ratio in the merger (i.e., 2.457 shares of Cypress common stock for each share of Spansion common stock) will be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Cypress common stock or Spansion common stock), reorganization, recapitalization, reclassification or other like change with respect to Cypress common stock or Spansion common stock having a record date on or after the date of the merger agreement and prior to the effective time of the merger.

Each share of Spansion common stock that is owned by Cypress, Merger Sub or Spansion, or by any direct or indirect wholly owned subsidiary of Cypress, Merger Sub or Spansion, in each case immediately prior to the effective time of the merger, will be canceled and extinguished without being converted into Cypress common stock and without any other consideration paid for such shares.

Fractional Shares

Cypress will not issue any fractional shares of Cypress common stock in connection with the merger. Instead, each record holder of Spansion common stock who would otherwise be entitled to receive a fraction of a share of Cypress common stock will receive (after aggregating all fractional shares of Cypress common stock that otherwise would be received by such holder of record) an amount of cash (rounded down to the nearest whole cent), without interest, equal to the amount obtained by multiplying such fraction of a share by the average of the closing sale prices for one share of Cypress common stock as quoted on the Nasdaq Global Select Market for the 10 consecutive trading days ending on the second trading day immediately preceding the closing date of the merger.

Treatment of Spansion Equity Awards

When the merger is completed, Cypress will assume outstanding options to purchase shares of Spansion common stock, and such options will be automatically converted into options to purchase the number of shares of Cypress common stock equal to (x) the number of shares of Spansion common stock subject to the Spansion option immediately prior to the merger, multiplied by (y) 2.457, with such product rounded down to the nearest whole share of Cypress common stock. The exercise price per share for each assumed Spansion option will be equal to (x) the exercise price per share of the Spansion option divided by (y) 2.457, with such quotient rounded up to the nearest whole cent. Each assumed Spansion option otherwise will be subject to the same terms and conditions (including as to vesting and exercisability) as are applicable under the respective Spansion option immediately prior to the effective time of the merger. However, if a Spansion option is subject to the legal requirements of a non-U.S. jurisdiction and Cypress determines that the Spansion option may not be assumed under the legal requirements of the relevant non-U.S. jurisdiction, Cypress will, to ensure compliance with applicable non-U.S. law: (1) require that such outstanding unassumed non-U.S. Spansion options be accelerated and exercised only by a cashless exercise pursuant to which employees will authorize a broker to sell all shares that they are entitled to at exercise immediately upon exercise and receive the difference between the fair market value of the shares at exercise and the exercise price in cash, (2) provide for conversion of the unassumed non-U.S. Spansion options into the right to receive, as soon as practicable after the effective time of the merger, an amount in cash equal to (x) the excess, if any, of (i) the average of the closing sale prices for one share of Cypress common stock as quoted on the Nasdaq Global Select Market for the 10 consecutive trading days ending on the second trading day immediately preceding the closing date of the merger, over (ii) the applicable exercise price of such unassumed non-U.S. Spansion option, multiplied by (y) the number of Spansion shares subject to such unassumed non-U.S. Spansion option, less all applicable deductions and withholdings required by applicable legal requirements to be withheld in respect of such payment or (3) provide for such other treatment that is in compliance with applicable legal requirements and reasonably agreed upon by Cypress and Spansion at least 20 days prior to the effective time of the merger.

Cypress will also assume outstanding Spansion restricted stock units and performance stock units. Each assumed Spansion restricted stock unit award or performance stock unit award will be converted into an award to receive a number of shares of Cypress common stock equal to (x) the number of shares of Spansion common stock subject to the Spansion restricted stock unit award or performance stock unit award immediately prior to the effective time of the merger multiplied by (y) 2.457, with such product rounded down to the nearest whole share of Cypress common stock. Each assumed Spansion restricted stock unit award or performance stock unit award that was granted with a purchase price other than Spansion par value will have a purchase price per share equal to (x) the per share purchase price of Spansion common stock subject to such assumed Spansion restricted stock unit award or Spansion performance stock unit award, divided by (y) 2.457, with such quotient rounded up to the nearest whole cent. Each assumed Spansion restricted stock unit award or performance stock unit award otherwise will be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Spansion restricted stock unit award or performance stock unit award immediately prior to the effective time of the merger. However, if a Spansion restricted stock unit award or performance stock unit award is subject to the legal requirements of a non-U.S. jurisdiction and Cypress determines that the Spansion restricted stock unit award or performance stock unit award may not be assumed under the legal requirements of the relevant non-U.S. jurisdiction, Cypress will, to ensure compliance with applicable non-U.S. law: (1) provide for conversion of such unassumed non-U.S. Spansion restricted stock unit award or performance stock unit award into the right to receive, as soon as practicable after the effective time of the merger, an amount in cash equal to (x) the average of the closing sale prices for one share of Cypress common stock as quoted on the Nasdaq Global Select Market for the 10 consecutive trading days ending on the second trading day immediately preceding the closing date of the merger, multiplied by (y) the number of Spansion shares subject to such unassumed non-U.S. Spansion restricted stock unit award or performance stock unit award, less all applicable deductions and withholdings required by applicable legal requirements to be withheld in respect of such payment or (2) provide for such other treatment that is in compliance with applicable law and reasonably agreed upon by Cypress and Spansion at least 20 days prior to the effective time of the merger.

If any shares of Spansion common stock outstanding immediately prior to the effective time of the merger are unvested or subject to a repurchase option or obligation, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with Spansion or under which Spansion has any rights, then the common stock consideration (described above under the section entitled “—Treatment of Securities — Spansion Common Stock” beginning on page 108 of this joint proxy statement/prospectus) payable in exchange for such Spansion restricted stock also shall be unvested and subject to the same repurchase option or obligation, risk of forfeiture or other condition and need not be paid until such time as such repurchase option, risk of forfeiture or other condition lapses or otherwise terminates, and the certificates representing such shares of Spansion restricted stock may accordingly be marked with appropriate legends. Prior to the effective time of the merger, Spansion shall take all actions that may be necessary to ensure that, from and after the effective time of the merger, Cypress is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

Cypress has agreed to file, within 10 business days after the effective time of the merger, a registration statement with the Securities and Exchange Commission relating to the shares of Cypress common stock issuable in connection with all assumed Spansion options, restricted stock units and performance stock units, and use its reasonable best efforts to maintain effectiveness of such registration statement (and maintain the current status of the prospectuses contained therein) for as long as such assumed awards remain outstanding. As a result, the shares of Cypress common stock issuable upon the exercise of assumed Spansion options and payout or vesting of assumed Spansion restricted stock units or performance stock units are expected to be freely transferable as long as the registration statement remains effective (subject to Cypress’ insider trading policy and any applicable securities laws).

Prior to the effective time of the merger, all outstanding purchase rights under the Spansion employee stock purchase plan will be exercised automatically as of immediately prior to the closing date of the merger and the Spansion employee stock purchase plan will be terminated.

Exchange Fund; Exchange of Stock Certificates

Prior to the completion of the merger, Cypress and Spansion will select a mutually acceptable bank or trust company to act as the exchange agent for the merger. As promptly as practicable (and in any event within one business day) after the effective time of the merger, Cypress will make available to the exchange agent for exchange in accordance with the merger agreement, the shares of Cypress common stock that are issuable in exchange for shares of Spansion common stock, and the cash payable in lieu of fractional shares. In addition, Cypress will make available from time to time after the completion of the merger as necessary, cash in an amount sufficient to pay any dividends or distributions to which holders of shares of Spansion common stock might be entitled under the merger agreement. Any Cypress common stock and cash deposited with the exchange agent is generally referred to as the exchange fund.

As promptly as practicable (and in any event within two business days) following the effective time of the merger, Cypress will cause the exchange agent to mail to each holder of record (as of immediately prior to the effective time of the merger) of a certificate or certificates that immediately prior to the effective time of the merger represented outstanding shares of Spansion common stock (or effective affidavits of loss in lieu thereof) or non-certificated shares of Spansion common stock represented by book entry (1) a letter of transmittal in customary form as Spansion and Cypress may reasonably agree and (2) instructions for use in effecting the surrender of the certificates or book entry shares in exchange for (a) certificates representing whole shares of Cypress common stock pursuant to the terms of the merger agreement, (b) cash payable in lieu of any fractional shares of Cypress common stock and (c) any dividends or other distributions payable pursuant to the terms of the merger agreement.

With respect to uncertificated shares of Spansion common stock held through “direct registration,” Cypress will implement procedures with the exchange agent for effecting the exchange of such directly registered uncertificated shares of Spansion common stock for shares of Cypress common stock and cash payable in lieu of any fractional shares as promptly as practicable after the effective time of the merger.

Upon surrender of certificates or book entry shares for cancellation to the exchange agent, together with a letter of transmittal, duly completed and validly executed in accordance with the relevant instructions, the holders of such certificates or book entry shares will be entitled to receive the number of whole shares of Cypress common stock such holder is entitled to receive pursuant to the merger agreement, payment of any cash such holder is entitled to receive in lieu of fractional shares and any dividends or distributions such holder is entitled to receive pursuant to the merger agreement, which shares and cash Cypress will cause the exchange agent to distribute as promptly as practicable (but in any event within five business days) following surrender of such certificates or book entry shares and a duly completed and validly executed letter of transmittal. Surrendered certificates will be canceled.

The exchange agent will accept certificates or book entry shares upon compliance with such reasonable terms and conditions as the exchange agent may impose for an orderly exchange in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the certificates or book entry shares on the cash amounts payable in exchange for fractional shares. Until surrendered, from and after the effective time of the merger outstanding certificates or book entry shares will only be evidence of the ownership of the number of full shares of Cypress common stock into which such shares of Spansion common stock have been converted and the right to receive cash payable in lieu of fractional shares in accordance with the merger agreement and any dividends or distributions payable pursuant to the merger agreement.

Following the completion of the merger, Spansion will not register any transfers of Spansion common stock on its stock transfer books.

Holders of Spansion common stock should not attempt to surrender their stock certificates until they receive a letter of transmittal from the exchange agent with instructions for the proper surrender of such certificates.

Distributions with Respect to Unexchanged Shares

Registered holders of Spansion common stock will be entitled to dividends and other distributions declared or made after the date of the merger agreement with a record date after the effective time of the merger with respect to the number of whole shares of Cypress common stock which they are entitled to receive upon exchange of their Spansion common stock, but no such dividends will be paid to any particular holder of Spansion common stock until such holder has properly surrendered the certificates representing such shares in accordance with the letter of transmittal.

Termination of Exchange Fund; No Liability

Any portion of the exchange fund that is undistributed 12 months after the completion of the merger will, at the request of Cypress, be delivered to Cypress, or otherwise according to the instruction of Cypress, and any holders of Spansion common stock who have not surrendered their certificates or book entry shares in compliance with the merger agreement may then look only to Cypress for delivery or payment of the shares of Cypress common stock issuable, or cash payable (in lieu of any fractional shares and any dividends or other distributions), in exchange for such certificates or book entry shares.

None of Cypress, Spansion or the exchange agent will be liable to any holder of Spansion common stock or Cypress common stock for any shares (or any related dividends or distributions) properly paid to a public official pursuant to any applicable abandoned property, escheat or other similar law.

Lost, Stolen or Destroyed Certificates

If a Spansion stock certificate is lost, stolen or destroyed, the holder of the certificate must deliver an affidavit and may, at Cypress’ request, be required to deliver an indemnity bond prior to receiving any merger consideration.

Representations and Warranties

The merger agreement contains representations and warranties made by each of Cypress, Mustang Acquisition Corporation and Spansion, regarding their businesses, financial condition and structure, their subsidiaries and other facts pertinent to the merger. Each party’s representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects, expire at the effective time of the merger and relate to:

•	corporate organization, qualification to do business, corporate standing, corporate power and enforceability of the merger agreement;

•	corporate authorization to enter into and carry out the obligations contained in the merger agreement, requisite stockholder approvals and the opinions of financial advisors;

•	the absence of any conflicts with or violations of such party’s organizational documents and certain agreements with third parties, the absence of any rights of first refusal or acquisition or pre-emptive rights with respect to such party’s capital stock or other assets or properties arising or resulting from entering into and carrying out the obligations contained in the merger agreement and certain regulatory approvals required in connection with the merger;

•	capitalization;

•	such party’s subsidiaries;

•	certain Securities and Exchange Commission filings and the financial statements contained in those filings;

•	controls and procedures for required disclosures of financial and non-financial information in certain reports filed with the Securities and Exchange Commission;

•	the absence of undisclosed liabilities (other than certain specified exceptions);

•	the absence of certain changes or events between the date of such party’s last audited balance sheet and the date of the merger agreement;

•	real property matters;

•	personal property matters;

•	intellectual property matters;

•	material contracts and the absence of breaches of material contracts;

•	tax matters;

•	employee benefit plans;

•	labor matters and relations;

•	environmental matters;

•	compliance with applicable laws, including anti-corruption and export controls laws;

•	compliance with permits required for the operation of business;

•	litigation and legal proceedings;

•	insurance matters;

•	such party’s ownership of the other party’s capital stock;

•	the applicability of Delaware anti-takeover statutes to the merger; and

•	brokerage or other finders’ fees that may be payable in connection with the merger.

Conduct of Business before Completion of the Merger

In the merger agreement, Cypress and Spansion have agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless contemplated by the merger agreement, required by applicable law or consented to by the other party in writing, each such party will:

•	use commercially reasonable efforts to carry on its businesses in the usual, regular and ordinary course in substantially the same manner as earlier conducted and in compliance with all applicable laws;

•	pay its debts and taxes when due, in each case subject to good faith disputes over such debts or taxes;

•	pay all of its material debts when due and perform all of its material obligations when such obligations are required to be performed, in each case subject to good faith disputes over such debts or obligations;

•	use its commercially reasonable efforts, consistent with past practices and policies, to (1) preserve intact its present businesses, (2) keep available the services of its present officers and employees and (3) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings; and

•	use its reasonable best efforts to enforce its rights under all confidentiality, non-disclosure, standstill and other similar agreements in the event of any violation of such agreements.

Under the merger agreement, each of Cypress and Spansion has also agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless the other party consents in writing, they will not (and will not permit their respective subsidiaries to), except as specifically contemplated or permitted by the merger agreement, as required by law or as specifically disclosed to the other party in such party’s disclosure letter to the merger agreement:

•	propose to adopt any amendments to or amend their respective certificates of incorporation or by-laws or comparable organizational documents;

•	authorize, issue, sell, deliver or agree or commit to issue, sell or deliver any of their respective securities or any securities of any of their respective subsidiaries, except in accordance with certain specified exceptions;

•	acquire, redeem, or amend any of their respective securities or any securities of any of their respective subsidiaries (other than dissolving and/or merging subsidiaries that are not material to them and their respective subsidiaries, taken as a whole);

•	split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution, or make any other actual, constructive or deemed distribution, other than cash dividends made in the ordinary course of business and consistent with past practice, or between their respective wholly owned subsidiaries to themselves or one of their respective subsidiaries;

•	propose or adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of themselves or any of their respective subsidiaries (other than the merger);

•	incur, assume or issue any debt, except for (1) letters of credit or bank guarantees issued in the ordinary course of business consistent with past practice, (2) short-term debt or revolving credit facility debt incurred to fund operations of the business or for cash management purposes, in each case in the ordinary course of business consistent with past practice, (3) loans or advances to subsidiaries in the ordinary course of business consistent with past practices and (4) with respect only to existing indebtedness that matures before the completion of the merger, to refinance, extend or renew the maturity of that indebtedness in an amount that doesn’t exceed such existing indebtedness, subject to certain conditions as provided in the merger agreement;

•	other than in the ordinary course of business, assume, guarantee, endorse or otherwise become liable or responsible for any material obligations of any third person (except obligations of any of their respective subsidiaries);

•	make any material loans, advances or capital contributions to or investments in any third person;

•	mortgage or pledge any of their or their respective subsidiaries’ assets, or create any liens on such assets;

•	except to satisfy contractual obligations existing on the date of the merger agreement, make any bonuses or increase compensation other than as permitted by the merger agreement;

•	forgive any loans to any of their respective employees, officers or directors or any employees, officers or directors of any of their respective subsidiaries or affiliates;

•	fund any employee benefit plans other than as required by existing contracts or applicable law;

•	enter into, amend, or extend any collective bargaining agreement;

•	acquire, sell, lease, license or dispose of any material property or assets except (1) pursuant to existing contracts, (2) for transactions in the ordinary course of business consistent with past practice and not in excess of $5 million individually, or $40 million in the aggregate or (3) the sale of Spansion products or Cypress products, or services, in the ordinary course of business consistent with past practice;

•	except to comply with GAAP, make any change in accounting principles or practices;

•	make or change any material tax election, adopt or change any tax accounting method, settle or compromise any material tax liability, or consent to an extension or a waiver of any limitations period applicable to a material tax claim or assessment;

•	enter into or materially amend, or waive any right under, any contract that would be a Spansion material contract or a Cypress material contract, as defined in the merger agreement;

•	enter into or modify any lease or sublease of real property with a term in excess of one year;

•	grant any exclusive rights to any of their respective intellectual property rights that are material to their respective businesses;

•	modify the standard warranty terms for Spansion or Cypress products or services;

•	acquire any other third party or any equity interest in any third party;

•	authorize, incur or commit to incur any new capital expenditures that in the aggregate exceed $30 million (plus $5 million for each full month after June 30, 2015 until the completion of the merger), other than maintenance capital expenditures or capital expenditures required pursuant to existing contracts;

•	settle or compromise any litigation or liabilities other than those (1) reflected or reserved against in full in the September 28, 2013 Spansion or Cypress balance sheet, (2) covered by existing insurance policies, (3) settled since the respective dates thereof in the ordinary course of business consistent with past practice or (4) in an amount not more than $4 million;

•	except as required by GAAP, revalue in any material respect any of its properties or assets (including writing-off notes or accounts receivable) other than in the ordinary course of business consistent with past practice;

•	convene any special meeting of their stockholders (or postpone or adjourn any special meeting), or propose any matters for consideration and a vote of its stockholders other than the merger agreement and the merger;

•	waive any rights under any confidentiality, non-disclosure, standstill, employee non-solicitation and other similar agreements; or

•	enter into a contract to do any of the above, or knowingly take any action that is reasonably likely to result in any of the conditions to the consummation of the transactions contemplated by the merger agreement not being satisfied, or knowingly take any action that would make any of their respective representations or warranties set forth in the merger agreement untrue or incorrect in any material respect, or that would materially impair their ability to consummate the transactions contemplated by the merger agreement in accordance with the terms of the merger agreement, or materially delay the effective time of the merger.

Cypress and Spansion also agreed to prepare, as soon as possible after the execution and delivery of the merger agreement, a supplemental indenture, as required by Sections 5.02 and 10.05 of the indenture, dated as of August 26, 2013 (as amended, modified or supplemented from time to time), by and among Spansion LLC, the guarantors party thereto, including Spansion and Wells Fargo Bank, National Association, as trustee, governing the exchangeable 2.00% senior notes due 2020 of Spansion LLC. When the merger is completed, Cypress, Spansion, Spansion LLC and the guarantors party thereto will execute with Wells Fargo the supplemental indenture, effective as of the completion of the merger.

Cypress and Spansion are Required to Terminate Any Existing Discussions with Third Parties and are Prohibited from Soliciting Other Offers

Promptly after the execution and delivery of the merger agreement, each of Spansion and Cypress will immediately cease and cause to be terminated, and will instruct, direct and cause their respective directors, officers, employees, subsidiaries, controlled affiliates, investment bankers, attorneys and other advisors or representatives to immediately cease and cause to be terminated, any and all existing activities, discussions or negotiations with any persons previously conducted with respect to certain “acquisition proposals” and “acquisition transactions” relating to Spansion and Cypress described below. Each of Spansion and Cypress will also promptly request that all confidential information that has been delivered, provided or furnished by or on behalf of Spansion or Cypress, as the case may be, within the two year period prior to the date of the merger agreement in connection with any consideration, discussions or negotiations regarding any such potential ‘acquisition proposals” or “acquisition transactions” be returned or destroyed.

Under the terms of the merger agreement, subject to certain exceptions described below, neither Spansion nor Cypress will, or authorize or permit any of their respective representatives to, directly or indirectly:

•	solicit, initiate or knowingly encourage or facilitate, the making, submission or announcement of an acquisition proposal relating to Spansion or Cypress, respectively;

•	furnish to any person (other than each other) any non-public information relating to Spansion or Cypress or any of their respective subsidiaries, or allow access to their business, properties, assets, books or records, or the business, properties, assets, books or records of any of their respective subsidiaries, in either case in a manner intended to assist or facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to an acquisition proposal relating to Spansion or Cypress, or take any other action intended to assist or facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to an acquisition proposal relating to Spansion or Cypress;

•	participate or engage in discussions or negotiations with any person (other than each other) with respect to an acquisition proposal relating to Spansion or Cypress, respectively;

•	approve, endorse or recommend an acquisition proposal relating to Spansion or Cypress, respectively;

•	enter into any letter of intent, memorandum of understanding or other contract contemplating an acquisition transaction relating to Spansion or Cypress, respectively;

•	terminate, amend or waive any rights under any “standstill” or other similar contract;

•	waive Section 203 of the DGCL, or any portion thereof (other than with respect to each other); or

•	propose publicly or agree to any of the foregoing with respect to an acquisition proposal relating to Spansion or Cypress, respectively.

For purposes of the restrictions described above, “acquisition proposal” means any offer or proposal (or any indication of interest that is substantially equivalent to an offer or proposal) relating to any acquisition transaction, and “acquisition transaction” means any transaction or series of related transactions involving:

•	any acquisition or purchase of a 15% or greater interest in the total outstanding equity interests or voting securities of Cypress or Spansion, or any tender offer or exchange offer that if consummated would result in anyone beneficially owning 15% or more of the total outstanding equity interests or voting securities of Cypress or Spansion;

•	any acquisition or purchase of 50% or more of any class of equity or other voting securities of one or more subsidiaries of Cypress or Spansion, the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets (as of or for the 12 month period ending on the last day of Cypress’ or Spansion’s most recently completed fiscal year) of Cypress or Spansion and their respective subsidiaries, taken as a whole;

•	any merger, consolidation, business combination or other similar transaction involving Cypress or Spansion or one or more of their subsidiaries the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets (as of or for the 12 month period ending on the last day of Cypress’ or Spansion’s most recently completed fiscal year) of Cypress or Spansion and their respective subsidiaries, taken as a whole, pursuant to which the stockholders of Cypress or Spansion, or such subsidiary or subsidiaries, as applicable, hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;

•	any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of assets of Cypress or Spansion that generate or constitute 15% or more of the net revenues, net income or assets (as of or for the 12 month period ending on the last day of Cypress’ or Spansion’s most recently completed fiscal year);

•	any liquidation, dissolution, recapitalization or other significant corporate reorganization of Cypress or Spansion or one or more of their subsidiaries the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets (as of or for the 12 month period ending on the last day of Cypress’ or Spansion’s most recently completed fiscal year); or

•	any combination of the foregoing.

Spansion and Cypress are also obligated to promptly, and in all cases within 24 hours, advise the other in writing of:

•	any acquisition proposal they receive;

•	any request for information they receive that would reasonably be expected to lead to an acquisition proposal or an acquisition transaction; or

•	any inquiry they receive with respect to, or which would reasonably be expected to lead to, any acquisition proposal or acquisition transaction, the material terms and conditions of such acquisition proposal, acquisition transaction, request or inquiry, and the identity of the person making the acquisition proposal, request or inquiry.

In addition, each of Spansion and Cypress is required to keep the other party reasonably informed on a prompt basis of the status of any discussions and negotiations with respect to any acquisition proposal or acquisition transaction and its material terms and conditions and any request or inquiry. Each of Spansion and Cypress will give the other at least 48 hours (or whatever lesser notice provided to the board generally) notice of a meeting of its board (or any committee) at which its board (or any committee) is reasonably expected to consider an acquisition proposal or acquisition transaction it has received, and will inform the other as promptly as practicable of any material change in the price, structure, form of consideration or other material terms and conditions of the acquisition proposal or acquisition transaction.

Notwithstanding the prohibitions described above, if either Cypress or Spansion receives an unsolicited bona fide written acquisition proposal before the date of its requisite stockholder approval and the conditions set forth below are satisfied, the party receiving the acquisition proposal is permitted to:

•	engage or participate in discussions or negotiations with a party that has made (and not withdrawn) a bona fide, unsolicited acquisition proposal that Cypress or Spansion determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a superior proposal; and/or

•	furnish any non-public information to the party making such unsolicited acquisition proposal that Cypress’ or Spansion’s board determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a superior proposal in respect of such party.

The following conditions must be satisfied in order to engage in such discussions or negotiations with, or provide information to, such third party:

•	such acquisition proposal must not have resulted from a breach of the non-solicitation obligations contained in the merger agreement and the third party submitting such acquisition proposal must not have made any other acquisition proposal that resulted from a breach of the non-solicitation obligations contained in the merger agreement;

•	the party proposing to engage in such discussions or negotiations with, or provide information to, a third party must not have materially breached the non-solicitation obligations contained in the merger agreement;

•	the board of the party proposing to engage in such discussions or negotiations with, or provide information to, a third party must have determined in good faith (after consultation with its outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under Delaware law;

•	at least 24 hours prior to taking such action, the party proposing to engage in such discussions or negotiations with, or provide information to, a third party must have given notice to the other party;

•	the party proposing to engage in such discussions or negotiations with, or provide information to, a third party must have entered into a confidentiality agreement with such third party; and

•	within 12 hours of providing such information to a third party, the party proposing to engage in such discussions or negotiations with, or provide information to, a third party must provide the same information to the other party.

For purposes of the provisions described above, “superior proposal” means an unsolicited bona fide written acquisition proposal (except that all references to 15% in the definition of “acquisition transaction” will be replaced by 50%) with respect to which the board of the applicable party will have determined in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel, and after taking into account, among other things, the financial, legal and regulatory aspects of such acquisition transaction, the extent to which such acquisition transaction is conditioned on third party financing and, if so, the extent to which the person proposing such acquisition transaction has obtained commitments for any such third party financing, as well as any counter-offer or proposal made by the other party to the merger agreement) that (1) the acquiring party is reasonably capable of timely consummating the proposed acquisition transaction on the terms proposed and (2) the proposed acquisition transaction would, if timely consummated in accordance with its terms, be more favorable to the stockholders of the applicable party to the merger agreement than the merger and other transactions contemplated by the merger agreement (or any counter-offer or proposal made by the other party to the merger agreement).

Obligations of each of the Cypress and Spansion Boards with Respect to its Recommendation and Holding a Meeting of its Stockholders

Under the terms of the merger agreement, Spansion and Cypress agreed that the Cypress and Spansion boards will each call, hold and convene a meeting of its stockholders promptly (and within 45 days) after the declaration of effectiveness of the registration statement, of which this joint proxy statement/prospectus forms a part, by the Securities and Exchange Commission. Spansion and Cypress also agreed that the Cypress and Spansion boards will each use its reasonable best efforts to call, give notice of, convene and hold its respective stockholder meetings on the same day and at the same time as the other party’s stockholder meeting; provided, that such efforts will not require either Spansion or Cypress to delay the meeting of its stockholders beyond the date that is 45 days after the declaration of effectiveness of the registration statement. The Cypress board agreed to recommend the approval of the issuance of shares of Cypress common stock in the merger to its stockholders and to use reasonable best efforts to obtain the required stockholder approval. The Spansion board agreed to recommend the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement to its stockholders and to use reasonable best efforts to obtain the required stockholder adoption and approvals.

Each of the Cypress and Spansion boards also agreed not to withhold, withdraw, amend, modify, qualify or condition, or publicly propose to withhold, withdraw, amend, modify, qualify or condition, their recommendations.

Notwithstanding the obligations described above, at any time before receiving the approvals of their respective stockholders, the Cypress board or Spansion board may change its recommendation if certain conditions are satisfied with respect to a superior proposal or an intervening event.

With respect to a superior proposal, a party may change its recommendation if and only if:

•	it has received an acquisition proposal that its board has determined in good faith (after consultation with its financial and legal advisors) constitutes a superior proposal;

•	such acquisition proposal did not result from a breach of the nonsolicitation obligations contained in the merger agreement;

•	the party proposing to change its recommendation has not breached the nonsolicitation obligations contained in the merger agreement in respect of such acquisition proposal;

•	prior to changing its recommendation, Cypress or Spansion, as the case may be, has given the other party at least five business days’ notice and the opportunity to meet and discuss in good faith potential amendments or other modifications to the merger agreement so that the merger and other transactions contemplated by the merger agreement can take place;

•	the other party has not made, within the five business days after receiving notice of a party’s intent to change its recommendation, a counteroffer or proposal that the board of the party proposing to change its recommendation determines in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel) is at least as favorable to its stockholders as that superior proposal; and

•	after such discussions, the board of the party proposing to change its recommendation determines in good faith (after consultation with its outside legal counsel and after considering in good faith any counteroffer or proposal) that the failure to change its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under Delaware law.

A party may also change its recommendation in connection with an intervening event, if and only if:

•	such intervening event does not involve the receipt of any offer, proposal or inquiry from any third party relating to an acquisition transaction;

•	before changing its recommendation, the party proposing to do so has given the other at least five business days’ notice and the opportunity to meet and discuss in good faith the basis for the proposed change in recommendation, the other party’s reaction and potential amendments and modifications to the merger agreement so that the merger and other transactions contemplated by the merger agreement can take place; and

•	after such discussions, the board of the party proposing to change its recommendation determines in good faith (after consultation with outside legal counsel) that the failure to change its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under Delaware law.

For purposes of the provisions described above, “intervening event” means any material event, circumstance, change, effect, development or condition occurring or arising after the date of the merger agreement that was not known by the Cypress board or the Spansion board, as applicable, as of or before the date of the merger agreement.

Regardless of whether either the Cypress or Spansion board has received an acquisition proposal or a superior proposal of the type described above, or has changed its recommendation as it relates to the merger, both parties are obligated to call, give notice of, convene and hold a meeting of their respective stockholders to consider and vote upon their respective proposals relating to the merger and no change of recommendation or unsolicited proposal will give the party that changed its recommendation or that received an unsolicited proposal a right to terminate the merger agreement or affect any other obligation of the parties under the merger agreement. Neither Cypress nor Spansion is permitted under the merger agreement to submit any acquisition proposal, including a superior proposal, to a vote of its respective stockholders at or prior to its stockholders’ meeting relating to the merger. For more information concerning the ability of the parties to terminate the merger agreement under certain circumstances, see the section entitled “— Termination; Fees and Expenses” beginning on page 125 of this joint proxy statement/prospectus.

Joint Proxy Statement/Prospectus

The merger agreement provides that as promptly as practicable (and in any event with 45 days) after the execution and delivery thereof, Cypress and Spansion will prepare and file with the Securities and Exchange Commission, a registration statement on Form S-4 of which this joint proxy statement/prospectus is a part (which includes a prospectus for the issuance of shares of Cypress common stock in the merger, a proxy statement of Cypress for use in connection with the solicitation of proxies for the Cypress stockholder meeting and a proxy statement of Spansion for use in connection with the solicitation of proxies for the Spansion stockholder meeting). Both parties have agreed to use their reasonable best efforts to have this joint proxy statement/prospectus declared effective by the Securities and Exchange Commission as promptly as practicable after filing and have agreed to fully cooperate in the preparation of this joint proxy statement/prospectus.

Subject to certain exceptions set forth in the merger agreement, no amendment or supplement (including by incorporation by reference) to this joint proxy statement/prospectus will be made without the approval of both parties, which approval will not be unreasonably withheld, conditioned or delayed. Cypress and Spansion have agreed to notify each other as promptly as practicable after the receipt of any written or oral comments of the Securities and Exchange Commission or its staff regarding, or of any written or oral request by the Securities and Exchange Commission or its staff for amendments or supplements to, this joint proxy statement/prospectus and related filings, and to promptly give the other copies of all correspondence between it or any of its representatives and the Securities and Exchange Commission or its staff with respect to any of the foregoing filings.

Efforts to Complete and Regulatory Matters

Each party to the merger agreement has agreed to use its reasonable best efforts to take all actions and to do all things reasonably necessary to consummate and make effective the transactions contemplated by the merger agreement, including using reasonable best efforts to:

•	cause the conditions to the merger to be satisfied or fulfilled;

•	obtain all necessary consents, waivers and approvals under any contracts to which either (or any of its subsidiaries) is a party so as to maintain and preserve the benefits under such contracts following the effective time of the merger;

•	obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental authorities, seek the expiration or termination of any applicable waiting periods under applicable legal requirements, and make all necessary registrations, declarations and filings with governmental authorities;

•	seek to have vacated or otherwise lifted or removed any legal order that has been issued or granted that has the effect of making the merger or related transactions illegal, preventing or otherwise restraining the effective time of the merger or related transactions in any such jurisdiction; and

•	execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the merger agreement.

In connection with the foregoing, as soon as practicable (and within 30 days) following the execution and delivery of the merger agreement, the parties have agreed to file with the Federal Trade Commission and the Antitrust Division of the Department of Justice a Notification and Report Form relating to the merger and related filings and, as required by applicable law, in Germany and Japan and any other non-U.S. jurisdiction in which Cypress or Spansion have material business operations or in which Cypress and Spansion mutually agree to make a filing or otherwise seek a consent or approval of a governmental authority under applicable antitrust laws. Cypress and Spansion have determined such approval is not required in China. Each of Cypress and Spansion has agreed to cooperate and coordinate with the other in the making of such filings and inform the other party hereto of any communication from any governmental authority regarding the merger and related transactions. Each of Cypress and Spansion filed with the Federal Trade Commission and the Antitrust Division of the Department of Justice a Notification and Report Form relating to the merger and related filings on December 16, 2014, and made related filings as required by applicable law in Germany on December 17, 2014. Cypress and Spansion filed a pre-merger notification with the Japan Fair Trade Commission on January 9, 2015. For further discussion of the regulatory filings and approvals required to complete the merger, see “— Regulatory Filings and Approvals Required to Complete the Merger” beginning on page 131 of this joint proxy statement/prospectus.

Public Announcements

Neither Cypress nor Spansion will issue any press release or make any public statement with respect to the merger agreement or the merger without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. However, Cypress and Spansion may, without the prior consent of the other, issue a press release or make a public statement relating to the merger agreement or the merger if it determines that the press release or public statement is required by applicable law or the rules and regulations of the Nasdaq Global Select Market or New York Stock Exchange, and it has notified and consulted with the other party.

Spansion Employee Benefits; 401(k) Plans

After the effective time of the merger, and to the extent permitted by applicable law, Cypress will recognize the prior service with Spansion or its subsidiaries of each Spansion employee in connection with all employee benefit plans, programs or policies (including vacation and severance, but excluding the sabbatical program) of Cypress or its affiliates in which Spansion employees are eligible to participate following the effective time of the merger for purposes of eligibility and vesting and determination of level of benefits (but not for purposes of benefit accruals or benefit amounts under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits).

After the effective time of the merger, Cypress will, or will cause Spansion to, cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Cypress or its affiliates to be waived with respect to Spansion employees and their eligible dependents, and provide each Spansion employee with credit for any deductibles paid under any Spansion employee plan that provides medical, dental or vision benefits in the plan year in effect as of the effective time of the merger in satisfying any applicable deductible or out of pocket requirements under any medical, dental or vision plans of Cypress or the surviving corporation in the merger that such employees are eligible to participate in after the effective time of the merger.

Prior to the effective time of the merger, Spansion will terminate its employee stock purchase program, 401(k) plan and any and all group severance, separation or salary continuation plans, programs or arrangements.

Indemnification and Insurance

Under the terms of the merger agreement, Cypress will honor all obligations of Spansion contained in any indemnification agreement in effect prior to completion of the merger between Spansion or its subsidiaries and any of its current or former directors or officers for a period of six years after completion of the merger.

For six years following the effective time of the merger, Cypress will maintain the existing policy of Spansion’s directors’ and officers’ and fiduciary liability insurance covering claims arising from facts or events that occurred prior to the completion of the merger, including acts or omissions occurring in connection with the merger agreement and completion of the merger to the extent such acts or omissions are covered by the existing insurance policy, and covering each director and officer of Spansion who was covered at the effective time of the merger on terms with respect to coverage and amounts no less favorable than those in effect prior to the signing of the merger agreement. However, Cypress will not be required to expend in any one year an amount in excess of 250% of the annual premium paid by Spansion at the time the merger agreement was signed. In the event the premium exceeds 250% of the annual premium at the time the merger agreement was signed, Cypress will be obligated to obtain an insurance policy with the greatest coverage available for a cost not exceeding 250% of the annual premium paid by Spansion at the time the merger agreement was signed. Alternatively, Cypress or Spansion may, prior to completion of the merger, purchase a six year “tail” prepaid insurance policy on terms and conditions no less advantageous than, from an issuer with an AM Best rating no worse than the issuer of, Spansion’s current director and officer policy. Prior to the effective time of the merger, Cypress will also purchase, for the benefit of the directors and officers of Cypress, liability insurance with a coverage limit of no less than $50 million, or such other amount as is mutually agreed by Spansion and Cypress.

Listing of Cypress Common Stock

Cypress will use its reasonable best efforts to have authorized for listing on the Nasdaq Global Select Market before the effective time of the merger, upon official notice of issuance, the shares of Cypress common stock that are issuable in the merger, the shares of Cypress common stock that are issuable upon the exercise of all assumed options and assumed restricted stock and performance units and any shares of Cypress common stock issuable upon exchange of Spansion’s exchangeable 2.00% senior notes at and after the effective time of the merger.

Takeover Statutes

If any takeover statute is or may become applicable to the merger or any other transactions contemplated by the merger agreement, Spansion and the Spansion board will promptly grant such approvals and take such lawful actions as are necessary so that the merger and/or such other transactions can be consummated as promptly as practicable on the terms contemplated by the merger agreement, and otherwise take such lawful actions to eliminate or minimize the effects of such statute on the merger and such other transactions.

Cypress and Spansion Insiders

The Cypress board, or a committee thereof consisting of non-employee directors, will adopt a resolution in advance of the effective time of the merger providing that the receipt by Spansion insiders of Cypress common stock are intended to be exempt pursuant to Rule 16b-3 under the Securities Exchange Act of 1934. In addition, the Spansion board, or a committee thereof consisting of non-employee directors, will adopt a resolution in advance of the effective time of the merger providing that the disposition by Spansion insiders of Spansion common stock and stock awards in exchange for shares of Cypress common stock and Cypress stock awards are also intended to be exempt pursuant to Rule 16b-3 under the Securities Exchange Act of 1934.

Tax Matters

Neither Cypress, Spansion nor any of their subsidiaries will take any action prior to or following the effective time of the merger that would reasonably be expected to cause the merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Each of Cypress and Spansion will also use its reasonable best efforts to obtain tax opinions from its counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) prior to the effective time of the merger.

Cypress Governance Matters after the Merger

On the effective time of the merger, Cypress will retain the name “Cypress Semiconductor Corporation.” In addition, immediately following the effective time of the merger:

•	the Cypress board will have eight members, comprised of T.J. Rodgers, Eric Benhamou and two others from the current Cypress board to be mutually agreed, and John H. Kispert, Raymond Bingham and two others from the current Spansion board to be mutually agreed;

•	the chairman of the Cypress board will be Mr. Bingham;

•	the chairman of the Operations Committee of the Cypress board will be Mr. Kispert;

•	the chairman of the Nominating and Governance Committee of the Cypress board will be a current Spansion director;

•	the chairman of the Audit Committee of the Cypress board will be a current Cypress director;

•	the chairman of the Compensation Committee of the Cypress board will be a current Spansion director;

•	the chief executive officer of Cypress will be Mr. Rodgers; and

•	the chief financial officer of Cypress will be the current Cypress chief financial officer.

Conditions to Obligations to Complete the Merger

The respective obligations of Cypress, Mustang Acquisition Corporation and Spansion to consummate the merger are subject to the satisfaction or waiver of each of the following conditions:

•	no governmental authority of competent jurisdiction will have enacted, issued, promulgated, entered, or enforced any law that is in effect and has the effect of making the merger or any other transactions contemplated by the merger agreement illegal or prohibiting the effective time of the merger or any other transactions contemplated by the merger agreement;

•	no governmental authority of competent jurisdiction will have issued or granted any order (whether temporary, preliminary or permanent) that has the effect of making the merger or any other transactions contemplated by the merger agreement illegal or prohibiting the effective time of the merger or any other transactions contemplated by the merger agreement;

•	Cypress’ registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will have been declared effective by the Securities and Exchange Commission and no stop order suspending the effectiveness of such registration statement will have been issued by the Securities and Exchange Commission and no proceeding for that purpose, and no similar proceeding in respect of the joint proxy statement/prospectus, will have been initiated or threatened in writing by the Securities and Exchange Commission;

•	the required approvals of the Cypress and Spansion stockholders will have been obtained;

•	all waiting periods (including all extensions) applicable to the merger under the laws of the U.S., Germany and Japan and any other non-U.S. jurisdiction in which Cypress or Spansion have material business operations or in which Cypress and Spansion mutually agree to make a filing or otherwise seek a consent or approval of a governmental authority under applicable antitrust laws will have terminated or expired;

•	all clearances, consents, approvals, authorizations and orders applicable to the merger which are required under any antitrust laws of the U.S., Germany and Japan and any other non-U.S. jurisdiction in which Cypress or Spansion have material business operations or in which Cypress and Spansion mutually agree to make a filing or otherwise seek a consent or approval of a governmental authority under applicable antitrust laws, will have been received and become final and non-appealable;

•	the shares of Cypress common stock issuable in the merger and upon the exercise of all assumed Spansion options, in settlement of all assumed Spansion restricted stock and performance units, and any shares of Cypress common stock issuable upon exchange of Spansion’s exchangeable 2.00% senior notes at and after the effective time of the merger, will have been authorized for listing on the Nasdaq Global Select Market; and

•	each of Cypress and Spansion will have received from its respective tax counsel an opinion to the effect that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

In addition, the respective obligations of each of Cypress and Mustang Acquisition Corporation, on the one hand, and Spansion on the other, to effect the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following additional conditions:

•	the other party will have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it at or prior to the effective time of the merger;

•	certain representations and warranties of the other party relating to organization and qualification, authority, approvals and enforceability, required filings and consents, certificates of incorporation and by-laws, ownership of the other party’s capital stock, takeover statutes and brokers will have been true and correct in all material respects as of the date of the merger agreement, and will be true and correct in all material respects on and as of the date of the effective time of the merger with the same force and effect as if made on and as of that date;

•	certain representations and warranties of the other party relating to its capitalization will have been true and correct as of the date of the merger agreement and will be true and correct on and as of the date of the effective time of the merger with the same force and effect as if made on and as of such date, except, in each case, for any inaccuracies that would not, individually or in the aggregate, reflect a change in the number of fully diluted shares of either party, before giving effect to the merger, of more than half a percent from that reflected in the merger agreement at signing;

•	the representations and warranties of the other party (other than those described above), will have been true and correct as of the date of the merger agreement, and will be true and correct on and as of the date of the effective time of the merger with the same force and effect as if made on and as of such date, except for any failure to be true and correct that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect (as further described below), and except for those representations and warranties that address matters only as of a particular date (which will have been true and correct as of that particular date, except for any failure to be true and correct as of such date which has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect) (except that for purposes of determining the accuracy of those representations and warranties all qualifications based on a “material adverse effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases will be disregarded and any update of or modification to the disclosure letters of each party made or purported to have been made after the date of the merger agreement will be disregarded);

•	since the date of the merger agreement, there will not have occurred or arisen any material adverse effect with respect to the other party that is continuing; and

•	each party will have received from the other a certificate, signed for and on behalf of such other party by the chief executive officer and the chief financial officer, certifying the satisfaction of certain closing conditions.

Material Adverse Effect

Under the terms of the merger agreement, a material adverse effect on either Cypress or Spansion will mean any fact, circumstance, change or effect that, individually or when taken together with all other facts, circumstances, changes or effects that exist at the date of determination of the occurrence of the applicable material adverse effect, has or is reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of the applicable party and its subsidiaries, taken as a whole (except that no facts, circumstances, changes or effects (by themselves or when aggregated with any other facts, circumstances, changes or effects) resulting from, relating to or arising out of the following will be deemed to be or constitute a material adverse effect, and no facts, circumstances, changes or effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any other facts, circumstances, changes or effects) will be taken into account when determining whether a material adverse effect has occurred or may, would or could occur):

•	economic, financial or political conditions in the United States or any other jurisdiction in which either party or any of their subsidiaries has substantial business or operations, and any changes in those conditions, but solely to the extent that such conditions and changes do not have a disproportionate impact on such party and its subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

•	conditions in the semiconductor industry, and any changes in those conditions, but solely to the extent that such conditions and changes do not have a disproportionate impact on such party and its subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

•	conditions in the financial markets, and any changes in such conditions, but solely to the extent that such conditions and changes do not have a disproportionate impact on such party and its subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

•	acts of terrorism or war, weather conditions, power outages, and other force majeure events, but solely to the extent that such conditions and changes do not have a disproportionate impact on such party and its subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

•	the announcement or pendency of the merger agreement, the merger and the other transactions contemplated by the merger agreement;

•	changes in law or GAAP (or any interpretations of GAAP);

•	failure by either party or any of their subsidiaries to take any action that is expressly prohibited by the merger agreement;

•	changes in stock price or the trading volume of either party’s stock, in and of itself;

•	the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself;

•	any legal proceeding that is pending or threatened on or prior to the effective time of the merger, except to the extent that final judgments are rendered against either party after the date of the merger agreement in an aggregate amount in excess of $100 million (provided, for the avoidance of doubt, that the existence of such final judgments in excess of $100 million will not alone be dispositive of the existence of a material adverse effect); or

•	any legal claims made or brought by any current or former stockholders of either party or other legal proceedings arising out of or related to the merger agreement, the merger or any other transactions contemplated by the merger agreement.

Termination; Fees and Expenses

Termination

The merger agreement may be terminated and the merger may be abandoned at any time before the effective time of the merger:

•	by mutual written consent duly authorized by the Spansion board and the Cypress board;

•	by either Cypress or Spansion, if any governmental authority of competent jurisdiction has (1) enacted, issued, promulgated, entered, enforced or deemed applicable to the merger any law that is in effect and has the permanent effect of making the effective time of the merger illegal, or which has the effect of permanently prohibiting, preventing or otherwise restraining the effective time of the merger, or (2) issued or granted any order that is in effect and has the effect of making the merger illegal or which has the permanent effect of prohibiting, preventing or otherwise restraining the merger, and such order has become final and non-appealable (provided that the party seeking to terminate the merger agreement for that reason has complied with its obligations in the merger agreement to seek to have any such order vacated or lifted or removed);

•	by either Cypress or Spansion, if the merger has not been consummated by June 1, 2015; except that in the event one or more conditions relating to effectiveness of the registration statement and/or antitrust matters has not been satisfied on or prior to June 1, 2015, and all of the other conditions to the effective time of the merger have been satisfied or waived by the party entitled to the benefit of that condition on or prior to the June 1, 2015 (other than those conditions that by their terms contemplate satisfaction at the closing of the merger, if such conditions can be satisfied at such time), either Cypress or Spansion may elect to extend the termination date to September 1, 2015; and in the event that one or more conditions relating to effectiveness of the registration statement and/or antitrust matters has not been satisfied on or prior to September 1, 2015, and all of the other conditions to the effective time of the merger have been satisfied or waived by the party entitled to the benefit of such condition on or prior to the September 1, 2015 (other than those conditions that by their terms contemplate satisfaction at the closing of the merger, if such conditions can be satisfied at such time), either Cypress or Spansion can extend the termination date to December 1, 2015; except that the right to terminate the merger agreement pursuant to this paragraph will not be available to any party whose action or failure to fulfill any covenant or obligation under the merger agreement has been the proximate cause of, or resulted in, any of the conditions to the effective time of the merger having failed to be satisfied or fulfilled on or prior to the termination date, as applicable and as may be extended, and such action or failure to fulfill any covenant or obligation constitutes a material breach of the merger agreement;

•	by either Cypress or Spansion if its stockholders or the other party’s stockholders have voted against the approval of the merger, or against the issuance of the shares of Cypress common stock as required by the transactions contemplated by the merger agreement, as applicable;

•	by either Cypress or Spansion (if it is not then in material breach of any of its covenants and obligations under the merger agreement) in the event of (1) a breach of any covenant or obligation set forth in the merger agreement by the other party or (2) any inaccuracy in any of the representations and warranties of the other party such that the conditions to the effective time of the merger would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate (except that if such breach or inaccuracy is curable through the exercise of commercially reasonable efforts by the party committing the breach or making the inaccurate representations and warranties, then the party seeking to terminate the merger agreement pursuant to this paragraph will not be permitted to terminate the merger agreement pursuant to this paragraph until the expiration of a 30 calendar day period after delivery of written notice of such breach or inaccuracy to the party committing the breach or making the inaccurate representations and warranties); or

•	by either Cypress or Spansion in the event that a triggering event has occurred with respect to the other party, whether promptly after the triggering event or at any time thereafter.

A “triggering event” will be deemed to have occurred with respect to a party if:

•	such party has willfully or intentionally breached its nonsolicitation obligations, its obligations to call and hold its stockholders meetings, or its obligations in respect of its recommendation of the merger in any material respect (whether or not resulting in the receipt of an acquisition proposal);

•	such party has failed to include its board recommendation in this joint proxy statement/prospectus;

•	the board (or any committee thereof) of such party has for any reason changed its recommendation;

•	such party, its board, or any committee thereof has for any reason approved, or recommended that its stockholders approve, any acquisition proposal or acquisition transaction other than the transactions contemplated by the merger agreement (whether or not a superior proposal);

•	an acquisition proposal (whether or not a superior proposal) has been made in respect of a party by a person unaffiliated with the other party and, within 10 business days after notice of that acquisition proposal is first published, sent or given to such party’s stockholders, and, if requested by the other party hereto, that party has not sent to its stockholders, pursuant to Rule 14e-2 under the Securities Exchange Act of 1934, a statement unconditionally reaffirming the board’s recommendation of the merger and the transaction contemplated by the merger agreement, and unconditionally recommending that its stockholders reject such acquisition proposal and not tender any shares of its capital stock into such acquisition proposal if made in the form of a tender or exchange offer; or

•	except for the confidentiality agreement required by the merger agreement as a pre-condition to taking any actions with respect to an unsolicited proposal, such party has entered into a letter of intent, memorandum of understanding or other contract accepting any acquisition proposal or acquisition transaction (whether or not a superior proposal).

Termination Fees and Expenses

Under the terms of the merger agreement, Spansion must pay a termination fee of $60 million to Cypress due to termination of the merger agreement:

•	if (1) following the execution and delivery of the merger agreement and before the Spansion stockholder meeting described in the merger agreement, an acquisition proposal in respect of Spansion has been made to Spansion or the Spansion board, or has been directly communicated or otherwise made known to Spansion’s stockholders, or has been publicly announced or become publicly known, or any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an acquisition proposal for Spansion, (2) the merger agreement is terminated by Cypress for Spansion’s failure to consummate the merger before the termination date (as may be extended) or Spansion’s stockholders do not approve the merger agreement (or if the merger agreement can be terminated by Cypress for those reasons and Spansion terminates the merger agreement for another reason), and (3) within 12 months following the termination of the merger agreement, either any acquisition transaction in respect of Spansion is consummated or Spansion enters into a letter of intent, memorandum of understanding or other contract contemplating or providing for any acquisition transaction in respect of Spansion and that acquisition transaction is ultimately consummated (whether or not during that 12 month period); except that for this paragraph all references to 15% in the definition of “acquisition transaction” will be replaced by 50%;

•

if (1) following the execution and delivery of the merger agreement and before the breach forming the basis of the termination contemplated by the following clause (2), an acquisition proposal in respect of Spansion has been made to Spansion or the Spansion board, or has been directly communicated or otherwise made known to Spansion’s stockholders, or has been publicly announced or become publicly known, or any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an acquisition proposal in respect of Spansion, (2) Cypress terminates the merger agreement (to the extent permitted by the merger agreement) for any intentional breach of any covenant or obligation set forth in the merger agreement by Spansion, or any intentional breach or inaccuracy in any of the representations and warranties of Spansion in the merger agreement that causes the applicable condition not to be satisfied (or after any such intentional breach or inaccuracy occurs, and the merger agreement becomes terminable for such breach or inaccuracy as a result, Spansion terminates the merger agreement for another reason), and (3) within 12 months following the termination of the merger agreement, either any acquisition transaction in respect of Spansion is consummated or Spansion enters into a letter of intent, memorandum of understanding or other contract contemplating or providing for any acquisition transaction in respect of Spansion and that same acquisition transaction is ultimately consummated (whether or not during the 12 month period); except that for the purposes of this paragraph all references to 15% in the definition of “acquisition transaction” will be replaced by 50%; or

•	if Cypress terminates the merger agreement because a triggering event has occurred with respect to Spansion (or after a triggering event occurs with respect to Spansion, and the merger agreement becomes terminable pursuant the terms of the merger agreement as a result, Spansion terminates the merger agreement for another reason); except that the fee contemplated by this paragraph will not be payable if the Spansion board has changed its recommendation (or the Spansion board has recommended or approved an acquisition transaction or acquisition proposal other than the merger, or an acquisition proposal has been made in respect of Spansion and after a request by Cypress the Spansion board has not unconditionally reaffirmed its recommendation in favor of the merger) at least 10 business days prior to the Spansion stockholder meeting relating to the merger, Cypress does not terminate the merger agreement due to a triggering event within five days thereafter and afterwards Spansion obtains the required approval of its stockholders at the Spansion stockholder meeting.

Spansion will reimburse Cypress for its documented out-of-pocket expenses actually incurred in connection with the merger agreement and not to exceed $5 million if (1) following the execution and delivery of the merger agreement and before the Spansion stockholder meeting at which a vote is taken on the approval of the merger by the Spansion stockholders, an acquisition proposal in respect of Spansion has been made to Spansion or the Spansion board, or has been directly communicated or otherwise made known to Spansion’s stockholders, or has been publicly announced or become publicly known, or any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an acquisition proposal in respect of Spansion, and (2) the merger agreement is terminated by Cypress for the failure of the Spansion stockholders to approve the merger (or after the Spansion stockholder meeting has been held and a vote taken on merger and there has been a failure to obtain the approval of the Spansion stockholders for the merger, and the merger agreement becomes terminable for that reason, Spansion terminates the merger agreement for another reason); except that for purposes of this paragraph all references to 15% in the definition of “acquisition transaction” shall be replaced by 50%. If Spansion is required to reimburse Cypress’ expenses and the $60 million termination fee subsequently becomes payable by Spansion, the $60 million termination fee will be reduced by the amount of expenses Spansion previously reimbursed.

In no case will Spansion have to pay any termination fee more than once.

Under the terms of the merger agreement, Cypress must pay a fee of $60 million to Spansion due to termination of the merger agreement:

•

if (1) following the execution and delivery of the merger agreement and before the Cypress stockholder meeting described in the merger agreement, an acquisition proposal in respect of Cypress has been made to Cypress or the Cypress board, or has been directly communicated or otherwise made known to Cypress’ stockholders, or has been publicly announced or become publicly known, or any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an acquisition proposal for Cypress, (2) the merger agreement is terminated by Spansion for Cypress’ failure to consummate the merger before the termination date (as may be extended) or Cypress’ stockholders do not approve the issuance of the Cypress common stock as provided in the merger agreement (or if the merger agreement can be terminated by Spansion for those reasons and Cypress terminates the merger agreement for another reason), and (3) within 12 months following the termination of the merger agreement, either any acquisition transaction in respect of Cypress is consummated or Cypress enters into a letter of intent, memorandum of understanding or other contract contemplating or providing for any acquisition transaction in respect of Cypress and that acquisition transaction is ultimately consummated (whether or not during that 12 month period); except that for this paragraph all references to 15% in the definition of “acquisition transaction” will be replaced by 50%;

•	if (1) following the execution and delivery of the merger agreement and before the breach forming the basis of the termination contemplated by the following clause (2), an acquisition proposal in respect of Cypress has been made to Cypress or the Cypress board, or has been directly communicated or otherwise made known to Cypress’ stockholders, or has been publicly announced or become publicly known, or any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an acquisition proposal in respect of Cypress, (2) Spansion terminates the merger agreement (to the extent permitted by the merger agreement) for any intentional breach of any covenant or obligation set forth in the merger agreement by Cypress, or any intentional breach or inaccuracy in any of the representations and warranties of Cypress in the merger agreement that causes the applicable condition not to be satisfied (or after any such intentional breach or inaccuracy occurs, and the merger agreement becomes terminable for such breach or inaccuracy as a result, Cypress terminates the merger agreement for another reason), and (3) within 12 months following the termination of the merger agreement, either any acquisition transaction in respect of Cypress is consummated or Cypress enters into a letter of intent, memorandum of understanding or other contract contemplating or providing for any acquisition transaction in respect of Cypress and that same acquisition transaction is ultimately consummated (whether or not during the 12 month period); except that for the purposes of this paragraph all references to 15% in the definition of “acquisition transaction” will be replaced by 50%; or

•	if Spansion terminates the merger agreement because a triggering event has occurred with respect to Cypress (or after a triggering event occurs with respect to Cypress, and the merger agreement becomes terminable pursuant the terms of the merger agreement as a result, Cypress terminates the merger agreement for another reason); except that the fee contemplated by this paragraph will not be payable if the Cypress board has changed its recommendation (or the Cypress board has recommended or approved an acquisition transaction or acquisition proposal other than the merger, or an acquisition proposal has been made in respect of Cypress and after a request by Spansion the Cypress board has not unconditionally reaffirmed its recommendation in favor of the merger) at least 10 business days prior to the Cypress stockholder meeting relating to the merger, Spansion does not terminate the merger agreement due to a triggering event within five days thereafter, and afterwards Cypress obtains the required approval of its stockholders at the Cypress stockholder meeting.

Cypress will reimburse Spansion for its documented out-of-pocket expenses actually incurred in connection with the merger agreement and not to exceed $5 million if (1) following the execution and delivery of the merger agreement and before the Cypress stockholder meeting at which a vote is taken on the issuance of the shares of Cypress common stock as provided in the merger by the Cypress stockholders, an acquisition proposal in respect of Cypress has been made to Cypress or the Cypress board, or has been directly communicated or otherwise made known to Cypress’ stockholders, or has been publicly announced or become publicly known, or any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an acquisition proposal in respect of Cypress, and (2) the merger agreement is terminated by Spansion for the failure of the Cypress stockholders to approve the merger (or after the Cypress stockholder meeting has been held and a vote taken on merger and there has been a failure to obtain the approval of the Cypress stockholders for the merger, and the merger agreement becomes terminable for that reason, Cypress terminates the merger agreement for another reason); except that for purposes of this paragraph all references to 15% in the definition of

“acquisition transaction” shall be replaced by 50%. If Cypress is required to reimburse Spansion’s expenses and the $60 million termination fee subsequently becomes payable by Cypress, the $60 million termination fee will be reduced by the amount of expenses Cypress previously reimbursed.

In no case will Cypress have to pay any termination fee more than once.

Expenses Generally

Except as provided above, all fees and expenses incurred in connection with the merger will be generally be paid by the party incurring the fees or expenses, whether or not the merger is completed; provided however, that all fees and expenses (other than legal fees and expenses) incurred in connection with the preparation, printing and filing, as applicable, of the registration statement, this joint proxy statement/prospectus, and all filings by Cypress and Spansion under the Hart-Scott-Rodino Act or any similar filing requirement of any governmental authority applicable to the merger agreement and the transactions contemplated hereby, shall be shared equally (i.e., 50%/50%) by Cypress and Spansion at the time any such fees, costs and expenses become due and payable.

Support Agreements

Simultaneously with the execution and delivery of the merger agreement, each of the executive officers and directors of Cypress, in their respective capacities as stockholders of Cypress, entered into support agreements with Spansion, pursuant to which such individuals agreed, among other things, to vote their respective shares of common stock of Cypress in favor of the approval of the issuance of shares of Cypress common stock pursuant to the merger agreement, against any acquisition proposal and against any action or agreement that would reasonably be expected to impede, interfere with, postpone, prevent or delay the consummation of, the transactions contemplated by the merger agreement; provided, however, that notwithstanding the foregoing, such support agreements will not impair the right or ability of such individuals to exercise his or her fiduciary duties in his or her capacity as a director of Cypress.

As of December 1, 2014, the persons signing the Cypress support agreements beneficially owned an aggregate of approximately 10.31% of the outstanding Cypress common stock.

Simultaneously with the execution and delivery of the merger agreement, each of the executive officers and directors of Spansion, in their respective capacities as stockholders of Spansion, entered into support agreements with Cypress, pursuant to which such individuals have agreed, among other things, to vote their respective shares of common stock of Spansion for the approval and adoption of the merger agreement, against any acquisition proposal and against any action or agreement that would reasonably be expected to impede, interfere with, postpone, prevent or delay the consummation of, the transactions contemplated by the merger agreement; provided, however, that notwithstanding the foregoing, such support agreements will not impair the right or ability of such individuals to exercise his or her fiduciary duties in his or her capacity as a director of Spansion.

As of December 1, 2014, the persons signing the Spansion support agreements beneficially owned an aggregate of approximately 5.41% of the outstanding Spansion common stock.

Material United States Federal Income Tax Consequences of the Merger

The following summary discusses the material United States federal income tax consequences of the merger to Spansion stockholders. The following discussion is based on existing provisions of the Internal Revenue Code, existing treasury regulations and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect, and to differing interpretations.

This summary does not discuss all United States federal income tax considerations that may be relevant to a particular stockholder in light of his or her personal circumstances or to stockholders subject to special treatment under the federal income tax laws, including:

•	dealers in securities or foreign currencies;

•	stockholders who are subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	tax-exempt organizations;

•	non-United States persons or entities;

•	financial institutions or insurance companies;

•	stockholders who acquired Spansion common stock in connection with stock option or stock purchase plans or in other compensatory transactions;

•	stockholders that own more than five percent of the outstanding stock of Spansion; or

•	stockholders who hold Spansion common stock as part of an integrated investment, including a “straddle,” comprised of shares of Spansion common stock and one or more other positions.

In addition, this summary does not discuss the tax consequences of the merger under foreign, state or local tax law or the application of the federal tax on net investment income. This discussion assumes that Spansion stockholders hold their shares of Spansion common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code (generally, as property held as an investment).

Accordingly, Spansion stockholders should consult their tax advisors as to the specific tax consequences of the merger, including any applicable federal, state, local and foreign tax consequences.

Based on factual representations contained in letters provided by Cypress and Spansion, and on certain customary factual assumptions, all of which must continue to be true and accurate as of the effective time of the merger, counsel to each of Cypress and Spansion has delivered its opinion (attached as exhibits 8.1 and 8.2, respectively, to the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part) that the merger will qualify as a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code and that the following material United States federal income tax consequences will result from such qualification:

•	Spansion stockholders will not recognize any gain or loss upon the receipt of Cypress common stock in exchange for Spansion common stock in connection with the merger, except for cash received instead of a fractional share of Cypress common stock;

•	the aggregate tax basis of the Cypress common stock received by a Spansion stockholder in connection with the merger will be equal to the aggregate tax basis of the Spansion common stock surrendered in exchange for Cypress common stock (excluding the portion of the stockholder’s basis that is allocable to a deemed fractional share of Cypress common stock for which the stockholder will receive cash in lieu of such fractional share);

•	the holding period of the Cypress common stock received by a Spansion stockholder in connection with the merger will include the holding period of the Spansion common stock surrendered in connection with the merger;

•	cash payments received by a Spansion stockholder for a fractional share of Cypress common stock will be treated as if such fractional share had been issued in connection with the merger and then redeemed by Cypress, and Spansion stockholders will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the tax basis in such fractional share; and

•	Cypress, Mustang Acquisition Corporation and Spansion will not recognize gain or loss as a result of the merger.

The completion of the merger is conditioned upon the delivery of an opinion by each of Wilson Sonsini Goodrich and Rosati and Fenwick and West that the merger will constitute a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code. These opinions will be based on updated representation letters to be provided by Cypress and Spansion at the time of the completion of the merger, and on customary factual assumptions.

Neither Cypress nor Spansion will request a ruling from the Internal Revenue Service regarding the tax consequences of the merger to Spansion stockholders. The opinions of counsel do not bind the Internal Revenue Service or courts of law and thus do not prevent the Internal Revenue Service from asserting a contrary position, or a court from upholding any such assertion. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger and the validity of the opinions could be adversely affected.

Certain stockholders may be subject to information reporting with respect to the cash received in lieu of a fractional share of Cypress common stock. U.S. holders who are subject to information reporting and who do not provide appropriate information when requested may also be subject to backup withholding. Any amount withheld under such rules is not an additional tax and may be refunded or credited against such U.S. holders’ federal income tax liability, provided that the required information is properly furnished in a timely manner to the Internal Revenue Service.

Accounting Treatment of the Merger

Each of Cypress and Spansion prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting with Cypress treated as the acquiror of Spansion for accounting purposes. This means that the assets, liabilities and commitments of Spansion, the accounting acquiree, are adjusted to their estimated fair value at the acquisition date. Under the acquisition method of accounting, definite-lived intangible assets are amortized over their remaining useful lives. Goodwill and other indefinite-lived intangible assets are tested for impairment at least annually.

Financial statements of Cypress issued after the merger will reflect only the operations of Spansion after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of Spansion.

All unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus were prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the fair value of Spansion’s assets and liabilities. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the fair value of the assets or increase in the fair value of the liabilities of Spansion as compared to the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus will have the effect of increasing the amount of the purchase price allocable to goodwill.

Regulatory Filings and Approvals Required to Complete the Merger

The merger is subject to review by the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Under this statute, Cypress and Spansion are required to make pre-merger notification filings and await the expiration or early termination of the statutory waiting period prior to completing the merger. Each of Cypress and Spansion completed the initial Hart-Scott-Rodino filing on December 16, 2014 and the applicable waiting period was terminated early on January 14, 2015. The merger is also subject to review by foreign governmental authorities and requires pre-merger notification and the observance of an applicable waiting period in certain countries, including Germany and Japan. Cypress and Spansion have determined such approval is not required in China. Cypress and Spansion completed the initial pre-merger notification required in Germany on December 17, 2014 and have received notification from the German Federal Cartel Office that the acquisition has been cleared to proceed. Cypress and Spansion filed a pre-merger notification with the Japan Fair Trade Commission on January 9, 2015.

There can be no assurance that such governmental authorities will permit the applicable statutory waiting periods to expire, terminate the applicable statutory waiting periods or clear the merger at all or without restrictions or conditions that would have a material adverse effect on the combined company if the merger is completed. These restrictions and conditions could include a complete or partial license, divestiture, spin-off or the holding separate of assets or businesses. No additional stockholder approval is expected to be required for any decision by Cypress or Spansion to agree to any terms and conditions necessary to resolve any regulatory objections to the merger.

In addition, during or after the statutory waiting periods and clearance of the merger, and even after completion of the merger, either the Antitrust Division of the United States Department of Justice, the Federal Trade Commission, or other governmental authorities could challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest. Other competition agencies with jurisdiction over the merger could also initiate action to challenge or block the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Cypress and Spansion cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, Cypress and/or Spansion will prevail.

Listing of Shares of Cypress Common Stock Issued in the Merger on the Nasdaq Global Select Market

Cypress will use its reasonable best efforts to have authorized for listing on the Nasdaq Global Select Market prior to the effective time of the merger, upon official notice of issuance, the shares of Cypress common stock issuable in the merger pursuant to the merger agreement, the shares of Cypress common stock issuable upon the exercise of all assumed Spansion options and the shares of Cypress common stock issuable in respect of all assumed Spansion restricted stock and performance stock units, and any shares of Cypress common stock issuable upon exchange of Spansion’s exchangeable 2.00% senior notes at and after the effective time of the merger.

Delisting and Deregistration of Spansion Common Stock After the Merger

Following the effective time of the merger, Spansion common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934.

Registration of Shares of Cypress Common Stock Received in the Merger

The shares of Cypress common stock to be issued in connection with the merger will be registered under the Securities Act of 1933 and will be freely transferable. The resale restrictions in Rule 145(d) that could be applicable to persons specified in Rule 145(c) are not applicable to persons receiving stock in the merger.

No Appraisal Rights

Neither Cypress stockholders nor Spansion stockholders are entitled to appraisal rights for their shares under the Delaware General Corporation Law in connection with the merger.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined balance sheet as of September 28, 2014 is presented as if the proposed merger had occurred as of September 28, 2014. The unaudited pro forma condensed combined statements of operations for the nine months ended September 28, 2014 and the year ended December 29, 2013 is presented as if the merger had occurred on December 31, 2012. The pro forma consolidated financial statements of Cypress and Spansion have been adjusted to reflect certain reclassifications in order to conform to Cypress’ financial statement presentation and the presentation of the combined company.

The unaudited pro forma condensed combined financial statements give effect to the merger under the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standard Topic 805, Business Combinations, which we refer to as ASC 805, with Cypress treated as the acquirer. As of the date of this filing, Cypress has not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of the Spansion assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor has it identified all adjustments necessary to conform Spansion’s accounting policies to Cypress’ accounting policies. A final determination of the fair value of Spansion’s assets and liabilities, including intangible assets with both indefinite or finite lives, will be based on the actual net tangible and intangible assets and liabilities of Spansion that exist as of the closing date of the merger and, therefore, cannot be made prior to the completion of the merger. In addition, the value of the consideration to be paid by Cypress upon the consummation of the merger will be determined based on the closing price per share of Cypress common stock on the closing date of the merger. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analyses are performed. The preliminary pro forma adjustments have been made solely for the purpose of presenting the unaudited pro forma condensed combined financial statements. Cypress estimated the fair value of Spansion’s assets and liabilities as of September 28, 2014 based on discussions with Spansion’s management, preliminary valuation studies, due diligence and information presented in Spansion’s public filings. Until the merger is completed, both companies are limited in their ability to share certain information. Therefore, information necessary for the complete valuation is not currently available and, accordingly, management has used its best estimates based upon information currently available. Upon completion of the merger, final valuations will be performed based on the actual net tangible and intangible assets of Spansion that will exist on the date of the merger. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

Assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements. The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are: (1) directly attributable to the merger; (2) factually supportable; and (3) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results of Cypress and Spansion following the merger.

In connection with the plan to integrate the operations of Cypress and Spansion, Cypress anticipates that non-recurring charges, such as costs associated with systems implementation, relocation expenses, severance, compensation charges under change of control agreements with certain employees and other costs related to exit or disposal activities, will be incurred. Cypress is not able to determine the timing, nature and amount of these charges as of the date of this joint proxy statement/prospectus. However, these charges could affect the combined results of operations of Cypress and Spansion, as well as those of the combined company following the merger, in the period in which they are recorded. The unaudited pro forma condensed combined financial statements do not include the effects of the costs associated with any restructuring or integration activities resulting from the transaction, as they are non-recurring in nature and not factually supportable at the time that the unaudited pro forma condensed combined financial statements were prepared. Additionally, these adjustments do not give effect to any synergies that may be realized as a result of the merger, nor do they give effect to any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies.

In addition, on August 1, 2013, Spansion completed its acquisition of the Microcontroller and Analog semiconductor business, which we refer to as the AM Business, of Fujitsu Semiconductor Limited, which we refer to as FSL. Pursuant to the terms and conditions of the Stock Purchase Agreement with FSL, Spansion acquired certain subsidiaries and assets and assumed certain liabilities of FSL for purposes of acquiring FSL’s business of designing, developing, marketing and selling microcontroller and analog semiconductor products.

The acquisition of the AM Business was accounted for using the acquisition method of accounting in accordance with ASC 805. Under the acquisition method of accounting, the total purchase price was allocated to the net tangible and intangible assets of the AM Business acquired in connection with a stock purchase agreement, based on the fair values as of the completion of the acquisition by Spansion.

The unaudited pro forma condensed combined statement of operations of Spansion for the year ended December 29, 2013 is presented as if the acquisition of the AM Business was consummated on December 31, 2012. Given the acquisition was completed on August 1, 2013, the results of the AM Business are already included in the Spansion condensed consolidated statement of operations for the nine months ended September 28, 2014 and the consolidated balance sheet as of September 28, 2014.

Assumptions underlying the unaudited adjustments to the pro forma condensed combined financial statement of operations of the AM Business are described in the accompanying notes, which should be read in conjunction with the historical combined abbreviated financial statements of the AM Business incorporated by reference herein. The Spansion historical consolidated statement of operations have been adjusted in the unaudited pro forma condensed combined statement of operations to give effect to pro forma events that are: (1) directly attributable to the acquisition; (2) factually supportable; and (3) expected to have a continuing impact on the combined results of Spansion and the AM Business following the August 2013 acquisition.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the merger with Spansion and acquisition of the AM Business by Spansion occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future combined operating results or financial position of Cypress and Spansion following the merger and acquisition.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and accompanying notes of Cypress and Spansion and the historical combined abbreviated financial statements of the AM Business, which have been incorporated by reference in this joint proxy statement/prospectus, as well as other information contained or incorporated by reference into this joint proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet of Cypress Semiconductor Corporation and Spansion Inc.

(in thousands, except par value and share amounts)

(Unaudited)

	Historical
	Cypress Semiconductor Corporation September 28, 2014	Spansion Inc. September 28, 2014	Pro Forma Adjustments (Note 5)	Footnote	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$105,084	$281,991	$—		$387,075
Short-term investments	15,293	44,778	—		60,071
Accounts receivable, net	105,853	164,933	—		270,786
Inventories	88,790	269,267	76,921	(a)	434,978
Other current assets	29,094	65,436	—		94,530

Total current assets	344,114	826,405	76,921		1,247,440
Property, plant and equipment, net	244,298	189,266	228,260	(b)	661,824
Goodwill	65,696	166,334	1,012,196	(d)	1,244,226
Intangible assets, net	35,274	140,835	673,635	(c)	849,744
Other long-term assets	87,727	61,456	—		149,183

Total assets	$777,109	$1,384,296	$1,991,012		$4,152,417

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$33,462	$153,785	$—		$187,247
Accrued compensation and employee benefits	36,310	44,441	—		80,751
Deferred margin on sales to distributors	134,726	37,745	—		172,471
Dividends payable	17,727	—	—		17,727
Income taxes payable	3,023	486	—		3,509
Current portion of long-term debt	5,601	22,285	—		27,886
Other current liabilities	73,774	149,048	65,369	(e)	288,191

Total current liabilities	304,623	407,790	65,369		777,782
Deferred income taxes and other tax liabilities	19,018	24,796	—		43,814
Long-term revolving credit facility and debt, non current	238,532	387,284	7,465	(g)	633,281
Other long-term liabilities	10,129	30,506	—		40,635

Total liabilities	572,302	850,376	72,834		1,495,512
Commitments and contingencies	—	—	—		—
Equity
Preferred stock	—	—	—		—
Common stock	3,027	62	1,648	(f)	4,737
Additional paid-in capital	2,681,923	786,667	1,729,090	(f), (g)	5,197,680
Accumulated other comprehensive loss	(204)	(251,275)	251,275	(f)	(204)
Accumulated deficit	(383,416)	(1,534)	(63,835)	(f), (e)	(448,785)

Stockholders equity before treasury stock	2,301,330	533,920	1,918,178		4,753,429
Less: shares of common stock held in treasury, at cost	(2,090,494)	—	—		(2,090,494)

Total stockholders’ equity	210,836	533,920	1,918,178		2,662,935
Noncontrolling interests	(6,029)	—	—		(6,029)

Total equity	204,807	533,920	1,918,178		2,656,906

Total liabilities and equity	$777,109	$1,384,296	$1,991,012		$4,152,417

The accompanying notes are an integral part of these condensed consolidated financial statements

Unaudited Pro Forma Condensed Combined Statement of Operations of Cypress Semiconductor Corporation and Spansion Inc.

	Historical
	Cypress Semiconductor Corporation For the Year Ended December 29, 2013	Spansion Inc. For the Year Ended December 29, 2013	Analog Semiconductor and Microcontroller (AM) Products Business of Fujitsu Semiconductor Ltd For December 30, 2012 through July 31, 2013	Pro Forma Adjustments relating to AM business acquisition (Note 5)	Footnote		Pro forma Combined -Spansion Inc	Pro Forma Adjustments relating to the merger (Note 5)	Footnote		Pro Forma Combined- Cypress Semiconductor and Spansion Inc.
	(in thousands, except par value and share amounts)
Revenues	$722,693	$971,690	$289,531	$—			$1,261,221	$—			$1,983,914
Cost and expenses:
Cost of revenues	384,121	687,037	262,705	(29,772)	(E	)	919,970	107,998	(B	), (a)	1,412,089
Research and development	190,906	126,768	33,095	(1,287)	(E	)	158,576	(2,797)	(B	)	346,685
Selling, general and administrative	182,671	178,265	114,205	(11,421)	(E	)	281,049	127	(B	)	463,847
Amortization of acquisition-related intangible assets	7,833	32,025	—	8,093	(D	)	40,118	96,925	(A	)	144,876
Restructuring costs	15,357	6,017	—	—			6,017	—			21,374

Total costs and expenses	780,888	1,030,112	410,005	(34,387)			1,405,730	202,253			2,388,871

Operating loss	(58,195)	(58,422)	(120,474)	34,387			(144,509)	(202,253)			(404,957)
Interest and other income (expense), net	10,337	4,406	—	(8,698)	(F	)	(4,292)	—			6,045
Interest expense	(8,112)	(29,792)	—	—			(29,792)	—			(37,904)
Gain on acquisition of the Microcontroller and Analog business	—	7,950	—	255			8,205	—			8,205

Loss before income taxes and noncontrolling interest	(55,970)	(75,858)	(120,474)	25,944			(170,388)	(202,253)			(428,611)
Income tax provision (benefit)	(7,761)	2,410	—	5,317	(G	)	7,727	—	(C	)	(34)

Net loss	(48,209)	(78,268)	(120,474)	20,627			(178,115)	(202,253)			(428,577)
Adjust for net loss attributable to noncontrolling interests net of taxes	1,845	—	—	—			—	—			1,845

Net loss attributable to common stockholders	$(46,364)	$(78,268)	$(120,474)	$20,627			$(178,115)	$(202,253)			$(426,732)

Net loss per share attributable to common stockholders
Basic	$(0.31)	$(1.34)	$—	$—			$(3.04)				$(1.34)
Diluted	$(0.31)	$(1.34)	$—	$—			$(3.04)				$(1.34)
Shares used in net loss per share calculation
Basic	148,558	58,599	—	—			58,599	112,410	(f	)	319,567

Diluted	148,558	58,599	—	—			58,599	112,410	(f	)	319,567

The accompanying notes are an integral part of these condensed consolidated financial statements

Unaudited Pro Forma Condensed Combined Statement of Operations of Cypress Semiconductor Corporation and Spansion Inc.

	Historical
	Cypress Semiconductor Corporation For the Nine Months Ended September 28, 2014	Spansion Inc. For the Nine Months September 28, 2014	Pro Forma Adjustments (Note 5)	Footnote		Pro Forma Combined
	(in thousands, except par value and share amounts)
Revenues	$541,400	$942,346	$—			1,483,746
Cost and expenses:
Cost of revenues	271,425	631,830	21,645	(B	)	924,900
Research and development	124,883	126,505	(3,234)	(B	)	248,154
Selling, general and administrative	125,787	177,169	(1,351)	(B	)	301,605
Amortization of acquisition-related intangible assets	5,334	27,034	75,749	(A	)	108,117
Restructuring costs	(1,252)	—	—			(1,252)

Total costs and expenses	526,177	962,538	92,809			1,581,524
Operating income (loss)	15,223	(20,192)	(92,809)			(97,778)
Interest and other income (expense), net	3,322	1,794	—			5,116
Interest expense	(4,424)	(18,214)	—			(22,638)

Income (loss) before income taxes and noncontrolling interest	14,121	(36,612)	(92,809)			(115,300)
Income tax provision (benefit)	(2,987)	8,703	—	(C	)	5,716
Equity in net loss equity method investees	(3,666)	—	—			(3,666)

Net income (loss)	13,442	(45,315)	(92,809)			(124,682)
Adjust for net loss attributable to noncontrolling interests net of taxes	991	—	—			991

Net income (loss) attributable to common stockholders	$14,433	$(45,315)	$(92,809)			$(123,691)

Net income (loss) per share attributable to common stockholders
Basic	$0.09	$(0.75)				$(0.38)
Diluted	$0.09	$(0.75)				$(0.38)
Shares used in net income (loss) per share calculation
Basic	157,594	60,705	110,304	(f	)	328,603

Diluted	166,000	60,705	110,304	(f	)	328,603

The accompanying notes are an integral part of these condensed consolidated financial statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

Merger Agreement with Spansion

The merger is reflected in the unaudited pro forma condensed combined financial statements under the acquisition method in accordance with ASC 805, with Cypress treated as the acquirer. Under the acquisition method, the total estimated purchase price allocation is calculated as described in Note 3. In accordance with ASC 805, the assets acquired and the liabilities assumed have been measured at fair value based on various preliminary estimates, and these estimates are subject to change pending further review of the fair value of assets acquired and liabilities assumed. The final amounts recorded for the merger may differ materially from the information presented herein.

The unaudited pro forma condensed combined financial statements were prepared in accordance with GAAP and pursuant to Securities and Exchange Commission Regulation S-X Article 11, and present the pro forma financial position and results of operations of the combined companies based upon the historical information after giving effect to the merger and adjustments described in these Notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheet is presented as if the merger had occurred on September 28, 2014; and the unaudited pro forma condensed combined statements of operations for the nine months ended September 28, 2014 and the year ended December 29, 2013 are presented as if the merger had occurred on December 31, 2012.

Cypress and Spansion have historically recorded a full valuation allowance on the majority of their deferred tax assets since it was more-likely-than not that such assets would not be realized. Following the merger, Cypress will need to assess whether a valuation allowance should be recorded on the deferred tax assets of the combined company, including those deferred tax assets that did not have an allowance in the accounts of Cypress before the merger. In accordance with the requirements of ASC 805, any change in the valuation allowance of Cypress would be reflected in the income tax provision in the reporting period that includes the business combination.

Pursuant to the terms of severance agreements of certain named executive officers, Spansion will provide cash severance and acceleration of unvested stock awards upon completion of the merger. The impact of these compensation charges has not been reflected in the unaudited pro forma condensed combined financial statements. However, these compensation charges will increase operating expenses during the period subsequent to the merger.

Certain reclassifications have been made relative to Cypress’ and Spansion’s historical financial statements to conform to the financial statement presentation of Cypress and the combined company. Such reclassifications are described in further detail in Note 5 to the unaudited pro forma condensed combined financial statements.

Acquisition of AM Business

On August 1, 2013, Spansion completed its acquisition of the AM Business. Pursuant to the terms and conditions of the Stock Purchase Agreement with FSL, Spansion acquired certain subsidiaries and assets and assumed certain liabilities of FSL for purposes of acquiring FSL’s business of designing, developing, marketing and selling, microcontroller and analog semiconductor products.

The acquisition of the AM Business by Spansion was accounted for using the acquisition method of accounting. Under the acquisition method of accounting, the total purchase price, as described in Note 4 to these unaudited pro forma condensed combined financial statements, was allocated to the net tangible and intangible assets of the AM Business acquired in connection with a stock purchase agreement, based on the fair values as of the completion of the acquisition by Spansion.

The unaudited pro forma condensed combined statement of operations of Spansion for the year ended December 29, 2013 is presented as if the acquisition of the AM Business was consummated by Spansion on December 31, 2012. Given the acquisition was completed on August 1, 2013, the results of the AM Business are included in the Spansion condensed consolidated statement of operations for the nine months ended September 28, 2014 and the Spansion consolidated balance sheet as of September 28, 2014.

Since the AM Business was a component of FSL and was not operated as a stand-alone business, the financial statements presented for the AM business represent the business subject to the sale under the Stock Purchase Agreement, and have been derived from the financial statements and accounting records of FSL and its subsidiaries that are subject to the Stock Purchase Agreement.

FSL uses the Japanese Yen as its reporting currency. For presentation purposes, the historical financial statements of the AM Business have been translated into US dollars. Income and expense items denominated in Japanese Yen were translated at the average exchange rate for the seven months ended July 31, 2013.

2. Preliminary Estimated Purchase Price Consideration: Merger Agreement with Spansion

Subject to the terms and conditions of the merger agreement, each outstanding share of Spansion common stock will be converted into the right to receive 2.457 shares of common stock of Cypress.

The merger agreement further provides for each Spansion stock option and restricted stock award that is outstanding and unexercised at the closing date to be assumed and converted into an option or award to purchase Cypress common stock based on the 2.457 conversion ratio. Based on Spansion’s stock options outstanding at September 28, 2014 and the 2.457 conversion ratio, the unaudited pro forma condensed combined financial statements present the conversion of Spansion options to purchase approximately 5.0 million shares of Spansion common stock into options to purchase approximately 12.3 million shares of Cypress common stock. In addition, the unaudited pro forma condensed consolidated financial statements also assume and convert approximately 2.8 million shares of outstanding Spansion restricted stock units (including performance-based awards) into approximately 6.8 million shares of Cypress restricted stock units (including performance-based awards), using the 2.457 conversion ratio. The estimated value of the stock options and restricted stock awards assumed and converted based on closing price of Cypress stock as of December 15, 2014 that is included in the preliminary purchase price equals the fair value of the options to purchase approximately $96.8 million of Cypress common stock and the $94.4 million of Cypress restricted stock awards, reduced by the portion of the respective values considered unearned compensation.

The fair values of stock options assumed were determined using a Black-Scholes valuation model with market based assumptions. The fair values of unvested Spansion stock awards will be recorded as operating expenses on a straight-line basis over the remaining service periods, while the fair values of vested options are included in the total purchase price. Option pricing models require the use of highly subjective market assumptions, including expected stock price volatility, which if changed can materially affect fair value estimates. The estimate used in the pro forma condensed combined financial statements is based upon the fair value of unvested Spansion share-based awards as of September 28, 2014. The fair value of awards exchanged will be determined based upon the Black-Scholes option pricing model on the date the merger is consummated, based upon the fair value of the Cypress common shares at that time.

The requirement to determine the final purchase price using the number of Spansion shares outstanding at the closing date and the closing price of Cypress Semiconductor’s common stock as of the closing date could result in a total purchase price different from the price assumed in these unaudited pro forma condensed combined financial statements, and that difference may be material. Therefore, the estimated consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the merger is completed.

Cypress’ closing stock price at the merger date will be a determining factor in arriving at the amount of merger consideration. Solely for purposes of these pro forma condensed combined financial statements, the stock price assumed for the total preliminary purchase price is the closing price of Cypress’ common stock on NASDAQ on December 15, 2014 ($13.85 per share), the most recent date practicable in the preparation of this joint proxy statement/prospectus.

Based on the closing price of Cypress’ common stock on December 15, 2014, the total preliminary purchase price was approximately $2.3 billion, including estimated fair values of vested Spansion stock awards assumed, and comprised of:

(In thousands, except exchange ratio and share price)
Estimated number of Spansion shares to be acquired	61,820
Multiplied by the conversion ratio	2.457
Number of common shares of Cypress to be issued to the holders of Spansion common stock	151,892
Multiplied by the assumed price per Cypress common share	$13.85

Value of share consideration	$2,103,704
Estimated fair value of outstanding Spansion stock awards to be exchanged for Cypress stock awards (1)	191,138

Estimated purchase price	$2,294,842

(1)	Includes stock options and restricted stock awards converted into 19.1 million shares of Cypress common stock, which vest upon the acquisition pursuant to their original grant terms

For purposes of these unaudited pro forma condensed combined financial statements, the estimated purchase price has been allocated among Spansion’s tangible and intangible assets and liabilities based on their estimated fair value as of September 28, 2014. The final determination of the allocation of the purchase price will be based on the fair value of such assets and liabilities as of the date of closing of the merger. Such final determination of the purchase price allocation may be significantly different from the preliminary estimates used in these unaudited pro forma condensed combined financial statements.

An increase of 20% in the Cypress common stock price as of December 15, 2014 would increase the consideration transferred and the purchase price by approximately $51.4 million, whereas a decrease of 20% would result in a decline of approximately $51.2 million. Such changes would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill.

3. Preliminary Estimated Purchase Price Allocation — Merger Agreement with Spansion

Based upon a preliminary valuation, the total estimated preliminary purchase price consideration was allocated to Spansion’s assets and liabilities as follows:

Fair Value
($ In thousands)
Cash and cash equivalents	$281,991
Short term investments	44,778
Accounts receivable, net	164,933
Inventories	346,188
Other current assets	65,436
Property, plant & equipment, net	417,526
Goodwill	1,178,530
Intangible assets, net	814,470
Other long-term assets	61,456

Total assets acquired	3,375,308
Accounts payable	(153,785)
Accrued compensation and benefits	(44,441)
Deferred margin on sales to distributors	(37,745)
Current portion of long term debt	(22,285)
Income tax payable	(486)
Other current liabilities	(149,048)
Deferred income tax and other tax liabilities	(24,796)
Other noncurrent liabilities	(30,506)
Long term debt (1)	(617,374)

Total liabilities assumed	(1,080,466)

Fair value of net assets acquired	$2,294,842

(1)	Includes the fair value of the debt and equity components of the exchangeable 2.00% senior notes issued by Spansion. For the purpose of pro forma condensed combined financial statements, Cypress does not assume the conversion of the exchangeable 2.00% senior notes into common stock.

The final determination of the purchase price allocation will be based on the actual net tangible and intangible assets of Spansion that will exist on the date of the merger and completion of the valuation of the fair value of such net assets. Cypress anticipates that the ultimate purchase price allocation of balance sheet amounts such as current assets and liabilities (including inventory and the deferred margin on sales to distributors), property and equipment, intangible assets and long-term assets and liabilities will differ from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the acquired assets and assumed liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

The compensation expense associated with the portion of the assumed and converted stock options, restricted stock and restricted stock units that are subject to future service requirements have not been included in above purchase price allocation and have not been included in the unaudited pro forma condensed combined financial statements.

4. Purchase Price Allocation — Acquisition of AM Business by Spansion

On August 1, 2013, Spansion acquired the AM Business of FSL for purchase consideration of $158.5 million ($150.0 million, net of cash acquired). Pursuant to the terms and conditions of the Stock Purchase Agreement with FSL, Spansion acquired certain subsidiaries and assets and assumed certain liabilities of FSL for purposes of acquiring FSL’s business of designing, developing, marketing and selling microcontroller and analog semiconductor products. These acquired subsidiaries are wholly owned and are located primarily in Japan and Asia. The primary reason for the acquisition was to expand Spansion’s embedded market leadership and support its customer base with a broader product line including flash memory, microcontroller, mixed-signal, and analog products, and embedded system-on-chip solutions. The acquisition was accounted for using the acquisition method of accounting.

The table below represents the allocation of the purchase price to the net assets acquired based on their fair values as of August 1, 2013:

Fair Value
($ In thousands)
Cash	$8,595
Restricted cash	23,923
Accounts receivable	1,534
Inventory	104,300
Property and equipment, net	12,143
Intangible assets
Developed technology
Automotive microcontrollers	10,500
Consumer microcontrollers	5,900
Analog	12,700
In-process technology	500
Customer relationships	18,800
Trademarks	2,700
Tradenames	1,400
Deferred tax liability	(3,739)
Japan pension related obligation	(23,923)
Japan employee compensation and benefits liabilities and other	(8,840)
Gain on acquisition of Microcontroller and Analog business	(7,950)

Total purchase consideration	$158,543

The purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values as of the acquisition date.

Fair value of intangible assets

On August 1, 2013, Spansion acquired the AM Business of FSL. The intangible assets acquired included developed technology, in-process technology, customer relationships, trademarks and trade names. The developed technologies for the microcontroller and analog semiconductors and customer relationships were the primary components of the value ascribed to these assets.

The developed and in-process technologies were valued using the income approach and more specifically an excess earnings discounted cash flow method. Cash flows were valued at the individual product levels, factoring in the product life cycles.

The customer relationships were also valued using the income approach and more specifically the “with/without” method, which captures the opportunity cost associated with the theoretical loss of the customers existing as of the valuation date.

The trademarks were valued using the “relief from royalty income” approach; this method is based on the assumption that in lieu of ownership, a market participant would be willing to pay a royalty for the use of the trademark. A royalty rate was chosen based on a royalty benchmark study and applied to the developed technology revenues and discounted over the intended useful lives of the trademarks.

The Fujitsu trade name usage was also valued using the relief from royalty income method of the income approach. A royalty rate was chosen based on a royalty benchmark study and applied to the developed technology revenues and discounted over the period in which Spansion could use the trade name as stipulated in the stock purchase agreement between Spansion and FSL.

The discount rates used in each of the valuations was Spansion’s weighted average cost of capital, plus a premium reflecting the assessment that the risk of the individual assets was greater than the overall enterprise risk.

Gain on acquisition

Spansion accounted for the acquisition of the AM Business pursuant to ASC 805, Business Combinations. In accordance with this guidance, Spansion recognized the identifiable assets acquired and liabilities assumed, at the acquisition date fair value as defined by ASC 820, Fair Value Measurements and Disclosures.

Spansion was able to acquire the AM Business for less than the sum of the fair value of its net assets largely as a result of its long-standing and on-going relationship with FSL, including the existing and future distribution and supply agreements and synergies between Spansion’s core flash memory business, the AM Business and FSL’s continuing business in the semiconductor space. Additionally, Spansion believes there is a significant difference in the market participant approach it used to value the business compared to the way FSL valued the business due to the differences in each company’s method of running the business. Historically, FSL operated the AM Business as a fully integrated manufacturer owning substantially all of the manufacturing facilities in the supply chain. In recent years, the high fixed cost nature of this business model contributed to its substantial losses. Spansion, conversely, valued the business using the income approach based on an outsourced business model where Spansion mainly incurs only the variable cost of manufacturing in sourcing products for the AM Business going forward.

ASC 805 requires that an economic gain resulting from the fair value received being greater than the consideration paid to acquire the net assets be recorded as a one-time gain included in earnings on the acquisition date. Spansion recorded a gain on acquisition of $7.9 million in fiscal 2013 as indicated in the purchase price allocation table in Note 3 to Consolidated Financial Statements in Spansion’s annual report on 10-K/A for the fiscal year ended December 29, 2013, filed on July 8, 2014, and incorporated by reference in this joint proxy statement/prospectus.

5. Preliminary Pro Forma Financial Statement Adjustments

Adjustments included in the column under the heading “Pro Forma Adjustments” represent the following:

Unaudited Pro Forma Condensed Combined Balance Sheet

Conforming Reclassifications Between Cypress and Spansion:

The following reclassifications have been made in the presentation of Cypress’ historical consolidated financial statements to conform to the combined presentation. In addition, upon completion of the merger, Cypress will further review Spansion’s accounting policies in order to conform to Cypress’ accounting policies.

•	$5.6 million reclassified from other current liabilities to current portion of long-term debt as of September 28, 2014.

•	$11.5 million reclassified from other long-term liabilities to long-term revolving debt facility and debt, non-current, as of September 28, 2014.

The following reclassifications have been made in the presentation of Spansion’s historical consolidated financial statements to conform to the combined presentation:

•	$9.3 million reclassified from deferred income taxes to other current assets as of September 28, 2014; and

•	$19.9 million reclassified from other long-term liabilities to deferred income taxes and other tax liabilities as of September 28, 2014.

Pro Forma Adjustments Relating to the Merger of Cypress and Spansion:

(a)	To record the difference in book value and fair value of inventory acquired in the merger. The amortization of the step up in inventory is recorded within cost of sales in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 as the inventory is expected to be sold in less than one year.

(b)	To record the difference in book value and fair value of property, plant and equipment acquired in the merger. The step up in property, plant and equipment relates primarily to machinery and equipment and buildings, which have a current estimated weighted average useful life of two to eight years that will be depreciated on a straight-line basis. The amount of purchase price allocated to tangible assets, as well as the associated useful lives, may increase or decrease and could materially affect the amount of pro forma depreciation expense to be recorded in the pro forma condensed combined statement of operations.

(c)	Reflects the components of the preliminary estimates of the fair value of intangible assets to be acquired by Cypress at the closing of the merger, which are as follows:

	Historical Estimated range of Average Useful Lives (in years)	Estimated range of Average Useful Lives (in years)	Historical Spansion	Estimated Fair Value	Pro Forma adjustments
	(In thousands)
Developed technologies	5 to 10	5	$71,643	$481,500	$409,857
Customer relationships	5 to 10	8	64,094	132,400	68,306
In process research & development		N/A	—	128,070	128,070
Trade names and Trademarks	0.5 to 8	6	5,098	20,600	15,502
License agreements		2 to 3	—	51,900	51,900

			$140,835	$814,470	$673,635

The preliminary estimates of fair value and useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements.

•	Developed technologies acquired primarily consist of Spansion’s existing technologies related to embedded systems semiconductors, which include flash memory, microcontroller, mixed-signal and analog products. An income approach was used to value Spansion’s developed technologies. Using this approach, the estimated fair value was calculated using expected future cash flows from specific products discounted to their net present values at an appropriate risk-adjusted rate of return. A discount rate of 8.5% was used to discount the cash flows to the present value.

•	Customer relationships represent the fair value of projected cash flows that will be derived from the sale of products to Spansion’s existing customers based on existing, in-process, and future versions of the existing technology. Customer relationships were valued utilizing a form of the income approach known as the “distributor” method since the primary income producing asset of the business was determined to be the technology assets. Under this premise, the margin a distributor owns is deemed to be the margin attributable to the Customer relationships. This isolates the cash flows attributable to the Customer relationships that a market participant would be willing to pay for.

•

In-process research and development, which we refer to as IPR&D, represents the estimated fair values of incomplete Spansion research and development projects that had not reached technological feasibility as of the date of acquisition. In the future, the fair value of each project at the acquisition date will be either amortized or impaired depending on whether the projects are completed or abandoned. IPR&D was valued using the “high-level cost” approach and the estimated value was assumed to be 80% of Spansion’s projected fiscal 2014 R&D expense. The “multi-period excess earnings” method is expected to be used to estimate the fair value Spansion’s IPR&D when the valuation analysis is finalized.

•	Trade names and trademarks are considered a type of guarantee of a certain level of quality or performance represented by the Spansion brand. Trade names and trademarks were valued using the “relief-from-royalty income” approach. This method is based on the assumption that in lieu of ownership, a market participant would be willing to pay a royalty in order to exploit the related benefits of this asset. A discount rate of 10.0% was used to discount the cash flows to the present value.

•	License agreements represent the estimated fair value of Spansion’s existing license agreements under which Spansion generates revenue by licensing its intellectual property to third parties and assists its customers in developing and prototyping their designs by providing software and hardware development tools, drivers and simulation models for system-level integration. License Agreements were valued using a form of the income approach known as the of “multi-period excess earnings” approach. Under this approach, the expected cash flows associated with the License Agreements were projected then discounted to present value at a rate of return that considers the relative risk of achieving the cash flows and the time value of money. A discount rate of 8.0% was used to discount the cash flows to the present value.

(d)	Reflects the preliminary pro forma adjustment to goodwill, calculated as follows:

(In thousands)
Preliminary purchase price	$2,294,842
Less: Fair value of net assets acquired	(1,116,312)

Total estimated goodwill	1,178,530
Less: Spansion historical goodwill	(166,334)

Pro forma adjustment to goodwill	$1,012,196

The goodwill to be recognized is primarily attributable to the assembled workforce, a reduction in costs and other synergies, an increase in product development capabilities, enhanced opportunities for growth and innovation and creating a company that would be a leading provider of microcontrollers and specialized memory chips. The goodwill resulting from the acquisition is not expected to be deductible for tax purposes.

(e)	Reflects the pro forma adjustments to other current liabilities as follows:

(In thousands)
Transaction costs expected to be incurred by Spansion	$38,369
Transaction costs expected to be incurred by Cypress	27,000

Pro forma adjustment to accrued expenses	$65,369

Of the combined $65.4 million in estimated transaction costs, $55.2 million relates to investment banker fees and advisory fees as specified in the relevant agreements. The remaining $10.2 million in estimated transaction costs primarily relate to professional fees associated with the mergers, including legal, accounting, tax, regulatory filing and printing fees to be paid to third parties based on each party’s best estimate of its fees.

(f)	Represents the elimination of historical stockholders’ equity for Spansion and Cypress common stock issued for consideration.

(In thousands, except per share amounts)
Estimated number of Spansion shares to be acquired	61,820
Fixed exchange ratio	2.457
Number of common shares of Cypress to be issued to the holders of Spansion common stock	151,892
Closing stock price of Cypress common stock on December 15, 2014	$13.85
Estimated equity consideration	$2,103,704
Plus: Estimated fair value of outstanding Spansion stock awards to be exchanged for Cypress stock awards	$191,138
Estimated total purchase price	$2,294,842
Less: historical Spansion stockholders’ equity	(533,920)
Less: transaction costs expected to be incurred	(65,369)
Plus: fair value of equity portion of long term debt	222,625
Pro forma adjustment to stockholders’ equity	$1,918,178

(g)	Represents adjustment relating to the fair value of the debt and equity components of Spansion’s exchangeable 2.00% senior notes.

	Historical value	Fair Value
	(In thousands)
Long term revolving credit facility and debt non current portion	$387,284	$394,749
Equity component	34,765	222,625

Total Spansion debt	$422,049	$617,374

Unaudited Pro Forma Condensed Combined Statement of Operations

Conforming Reclassifications Between Cypress and Spansion:

The following reclassifications have been made in the presentation of Cypress’ historical consolidated financial statements to conform to the combined presentation:

•	$4.4 million and $8.1 million of interest expense presented separately for the nine months ended September 28, 2014 and year ended December 29, 2013, respectively.

The following reclassifications have been made in the presentation of Spansion’s historical consolidated financial statements to conform to the combined presentation:

•	Amortization of acquisition-related intangibles for Spansion includes $27.0 million and $40.1 million of amortization of acquired developed technologies and other intangibles included in Spansion’s cost of revenues for the nine months ended September 28, 2014 and year ended December 29, 2013, respectively.

Pro Forma Adjustments Relating to the Merger of Cypress and Spansion:

(A)	Reflects pro forma adjustments to amortization of acquisition-related intangibles assuming the preliminary estimates of the fair value and estimated weighted average lives as described in Note (c) and conforming classifications as follows:

	Nine months Ended September 28, 2014	Year Ended December 29, 2013
	(In thousands)
Pro forma amortization of purchased intangibles	$102,783	$137,043
Less: Spansion historical amortization of purchased intangibles	27,034	40,118

Pro forma adjustment to amortization of purchased intangibles	$75,749	$96,925

(B)	Reflects pro forma adjustments to depreciation of property, plant and equipment assuming the preliminary estimates of the fair value and estimated useful life of the asset as described in Note (b) and conforming classifications as follows:

	Nine months Ended September 28, 2014	Year Ended December 29, 2013
	(In thousands)
Pro forma depreciation of property, plant & equipment	$59,974	$79,965
Less: Spansion historical depreciation	42,912	51,559

Pro forma adjustment to property, plant & equipment	$17,062	$28,406

Representing:

Cost of revenues	$21,645	$31,076
Research and development	(3,234)	(2,797)
Selling, general and administrative	(1,351)	127

	$17,062	$28,406

(C)	Due to valuation allowances on net deferred tax assets for both Cypress and Spansion, the unaudited pro forma condensed combined consolidated statements of operations do not reflect statutory rate tax adjustments for pro forma purposes.

Pro Forma Adjustments Relating to the Acquisition of the AM Business by Spansion:

(D)	To eliminate the amortization expense of the historical AM Business intangible assets of $0.2 million and record amortization of the acquired finite-lived intangible assets of $8.3 million.

(E)	To record depreciation expense on the acquired property and equipment of the AM Business for the difference in depreciation as a result of the adjustment to fair values and lives.

(F)	To reduce interest income due to reduced cash balances as a result of the cash payment by Spansion for the AM Business acquisition.

(G)	To record income tax expense based on an estimate of the foreign taxes which would be incurred on income in certain foreign jurisdictions.

6. Pro Forma Combined Net Loss per Share

The pro forma basic and diluted net loss per share presented in the unaudited pro forma condensed combined statements of operations is computed based on the weighted-average number of shares outstanding.

	Nine Months Ended September 28, 2014	Year Ended December 29, 2013
	(In thousands)
Pro Forma Net loss attributable to Cypress Semiconductor Corporation, basic and diluted as combined	$(123,691)	$(426,732)
Cypress’s historical weighted average shares	157,594	148,558
Shares expected to be issued in connection with the merger have been included in the computation of weighted average shares as if they were issued on December 31, 2012 (1)	171,009	171,009
Pro forma weighted average shares outstanding, basic and diluted	328,603	319,567
Pro forma net loss per share:
Basic	$(0.38)	$(1.34)
Diluted	$(0.38)	$(1.34)

(In thousands, except per share data)
(1) Estimated number of Spansion shares to be acquired	61,820
Estimated number of Spansion options and restricted stock awards vested and exercisable at the time of the acquisition	7,781

Estimated number of Spansion shares eligible for merger consideration	69,601
Fixed exchange ratio	2.457

Estimated number of shares of Cypress common stock	171,009

DESCRIPTION OF CYPRESS CAPITAL STOCK

Upon completion of the merger, the stockholders of Spansion will become stockholders of Cypress, and the Cypress certificate of incorporation and the Cypress by-laws will govern the rights of former Spansion stockholders. Both Cypress and Spansion are incorporated under Delaware law and are subject to Delaware law. This summary is not intended to be a complete discussion of the respective certificates of incorporation and by-laws of Cypress and Spansion and it is qualified in its entirety by reference to the applicable Delaware law as well as by reference to the respective certificates of incorporation and by-laws of Cypress and Spansion. Stockholders of Spansion and Cypress should carefully read this entire joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Cypress and being a stockholder of Spansion. Cypress and Spansion have filed with the Securities and Exchange Commission their respective certificates of incorporation and by-laws and will send copies of these documents to stockholders upon request. See the section entitled “Where You Can Find More Information” beginning on page 210 of this joint proxy statement/prospectus.

Authorized Capital Stock

Cypress is authorized to issue 650 million shares of common stock, par value $0.01 per share, and five million shares of preferred stock, par value $0.01 per share. Subject to the rights of holders of any outstanding preferred stock, the number of authorized shares of common stock or preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of the shares entitled to vote on such matters, but in no instance can the number of authorized shares be reduced below the number of shares then outstanding.

As of [—], Cypress has outstanding [—] shares of common stock and no shares of preferred stock.

Voting Rights

Each holder of Cypress common stock is entitled to one vote per share in connection with all other matters submitted to a stockholder vote. Stockholders may take action at an annual, special meeting or by written consent signed by the holders of outstanding Cypress stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Dividend Rights

Subject to the preferences of the holders of any Cypress preferred stock that may be outstanding from time to time, each share of common stock will have an equal and ratable right to receive dividends and other distributions in cash, property or shares of Cypress stock as may be declared by the Cypress board out of assets or funds available for the payment of dividends and other distributions.

Liquidation Rights

In the event of the liquidation, dissolution or winding-up of Cypress, subject to the preferences of the holders of any Cypress preferred stock that may be outstanding from time to time, holders of common stock will be entitled to share equally and ratably in the assets available for distribution to Cypress stockholders.

Exchange Listing

Cypress’ common stock is currently listed on the Nasdaq Global Select Market under the symbol “CY.”

Transfer Agent and Registrar

The transfer agent and registrar for Cypress’ common stock is Computershare Investor Services.

Stock Incentive and Other Compensation Plans

Cypress 2013 Stock Plan

Cypress currently maintains the Cypress Semiconductor Corporation 2013 Stock Plan, as amended (which we refer to as the current Cypress stock plan), under which Cypress may grant equity awards covering shares of its common stock to employees, non-employee directors and consultants. The current Cypress stock plan was referred to formerly as the Cypress Semiconductor Corporation 1994 Stock Plan. Under the current Cypress stock plan, Cypress may issue awards in the form of stock options, stock appreciation rights, restricted stock and/or restricted stock units (which we refer to as current Cypress stock plan awards). Under the current Cypress stock plan, Cypress may not issue current Cypress stock plan awards with respect to more than 145,195,220 shares of Cypress common stock. The current Cypress stock plan currently is scheduled to expire on January 15, 2024.

Cypress 2012 Incentive Award Plan

Cypress currently maintains the Cypress Semiconductor Corporation 2012 Incentive Award Plan, as amended (which we refer to as the 2012 plan), under which Cypress may grant equity awards covering shares of its common stock to employees who joined Cypress as part of Cypress’ acquisition of Ramtron International Corporation in 2012 (which we refer to as the “Ramtron acquisition”) and to employees who join Cypress following the Ramtron acquisition. Cypress assumed sponsorship of the 2012 plan in connection with the Ramtron acquisition. Under the 2012 plan, Cypress may issue awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares, phantom shares and/or other incentive awards that may in whole or in part be valued by reference to, or otherwise based on, shares of Cypress common stock (which we refer to as 2012 plan awards). 2012 plan awards outstanding under the 2012 plan at the closing of the Ramtron acquisition were automatically exchanged for awards to purchase shares of Cypress common stock, and the 2012 plan was amended to provide for the issuance of shares of Cypress common stock. Under the 2012 plan, Cypress may not issue 2012 plan awards with respect to more than 1.2 million shares of Cypress common stock. The 2012 plan currently is scheduled to expire on June 5, 2022.

Cypress Employee Qualified Stock Purchase Plan

Cypress currently maintains the Cypress Semiconductor Corporation Employee Qualified Stock Purchase Plan, as amended (which we refer to as the Cypress ESPP), under which eligible employees of Cypress and its designated subsidiaries may purchase shares of Cypress common stock through payroll deductions. The Cypress ESPP contains consecutive 18 month offering periods composed of three six month exercise periods. Participating employees may purchase shares of Cypress common stock pursuant to the Cypress ESPP at the lower of 85% of the fair market value of the common stock of Cypress on either (i) the date of commencement of the offering period or (ii) on the last day of each six month exercise period. Purchases are limited to 10% of an employee’s eligible compensation, subject to a maximum annual employee contribution limit of $21,250. The number of shares of Cypress common stock available for sale under the Cypress ESPP is equal to the sum of (i) 4,210,080 shares, plus, (ii) commencing on the first day of Cypress’ 2014 fiscal year, an annual increase equal to the least of (A) 2 million shares, (B) 0.75% of (1) the number of shares of Cypress common stock outstanding on the last day of the immediately preceding fiscal year plus (2) any shares reacquired by Cypress during the immediately preceding fiscal year, or (C) a lesser amount determined by Cypress’ board. The Cypress ESPP currently is scheduled to expire on May 10, 2023.

1999 Stock Plan

Cypress previously maintained the Cypress Semiconductor Corporation 1999 Non-Statutory Stock Option Plan, as amended (which we refer to as the 1999 plan). The 1999 plan expired in March 2009, and no additional awards may be granted under the 1999 plan. Prior to its expiration, the 1999 plan permitted Cypress to grant non-statutory stock options covering shares of Cypress common stock to its employees, directors and consultants. Notwithstanding its expiration, the 1999 plan will continue to govern the terms and conditions of any outstanding awards granted under it.

Undesignated Preferred Stock

Cypress’ restated certificate of incorporation permits Cypress to issue up to five million shares of Cypress preferred stock in one or more series with such designations, powers, preferences, rights, qualifications, limitations or restrictions as may be fixed by the Cypress board without any further action by Cypress stockholders. The ability to authorize undesignated preferred stock will make it possible for the Cypress board to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire Cypress. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of Cypress.

Requirements for Advance Notification of Stockholder Meetings

Cypress’ restated certificate of incorporation and amended and restated by-laws provide that special meetings of the stockholders may be called at any time by the Cypress board, the chairman of the Cypress board or the president, or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting. If a special meeting is called by any person or persons other than the Cypress board, the request will be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and will be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the chairman of the board, the president, or the secretary of the corporation. Cypress’ restated certificate of incorporation and amended and restated by-laws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Comparison of Rights of Holders of Cypress Common Stock and Spansion Common Stock

	Cypress	Spansion

Forum Selection

•    Unless Cypress consents in writing to the selection of an alternative forum, the Superior Court of California, County of Santa Clara (or, if such court does not have jurisdiction, the federal district court for the Northern District of California) will, to the fullest extent permitted by law, be the sole and exclusive forum for certain actions, including any derivative action or proceeding brought on behalf of Cypress, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Cypress to Cypress or Cypress’ stockholders, or any action asserting a claim against Cypress or any director or officer or other employee of Cypress governed by the internal affairs doctrine.

•    Unless Spansion consents in writing to the selection of an alternative forum, the Superior Court of California, County of Santa Clara (or, if such court does not have jurisdiction, the federal district court for the Northern District of California) will, to the fullest extent permitted by law, be the sole and exclusive forum for certain actions, including any derivative action or proceeding brought on behalf of Spansion, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Spansion to Spansion or Spansion’s stockholders, or any action asserting a claim against Spansion or any director or officer or other employee of Spansion governed by the internal affairs doctrine.

Authorized Capital

•    Cypress is authorized to issue 655 million shares, of which five million are shares of preferred stock and 650 million are shares of common stock, each with a par value of $0.01 per share. The aggregate par value of all shares of preferred stock is $50,000 and the aggregate par value of all shares of common stock is $6.5 million.

•    Spansion is authorized to issue 200,000,001 shares, of which 150 million are shares of class A common stock, one is a share of class B common stock and 50 million are shares of preferred stock, each with a par value of $0.001 per share.

•    Spansion previously issued the share of class B common stock, which share was subsequently converted into a share of class A common stock and Spansion is not authorized to reissue the share of class B common stock.

Voting Rights	• Each holder of Cypress common stock is entitled to one vote per share on each matter submitted to a vote of the stockholders of Cypress.	• Each holder of Spansion common stock is entitled to one vote per share on each matter submitted to a vote of the stockholders of Spansion.

Dividends

•    Dividends upon Cypress’ capital stock may be declared by Cypress’ board in accordance with law.

•    Cypress’ directors may set apart out of any of the Cypress funds available for dividends a reserve or reserves for any proper purpose and may abolish such reserve(s).

• Dividends upon Spansion’s capital stock may be declared by Spansion’s board in accordance with law.

Number of Directors	• The number of directors consists of eight persons until changed by a proper amendment.

•    The number of directors is fixed by the Spansion board, but will not be less than three nor more than nine; provided, however, that if the Aggregate Ownership Interest of Silver Lake Sumero Fund, L.P. represents 5% or more of the outstanding Spansion common stock of the corporation, the number of directors on the Spansion board will not be more than eight.

	• There are currently seven directors serving on the Cypress board.	• There are currently eight directors serving on the Spansion board.

Election of Directors

•    Directors are elected by a plurality of the votes cast by holders of Cypress stock present in person or by proxy at each annual meeting and will hold office until the next annual meeting; stockholders are entitled to cumulative votes in respect of electing directors.

•    Directors are elected by the affirmative vote of the majority of the votes cast by holders of Spansion stock present in person or by proxy and entitled to vote on the election of directors, and in the event of a contested election, the directors are elected by a plurality of the votes cast by holders of the shares of Spansion stock present in person or by proxy and entitled to vote on the election of directors. Spansion stockholders are not entitled to cumulative voting.

•    The Spansion board consists of three classes of directors, each serving staggered three-year terms. At each annual meeting of Spansion stockholders, directors of one of the three classes will be elected for a term of three years to succeed those directors whose terms are expiring.

Removal of Directors

•    Any director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote on an election of directors; provided, however, that if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board.

•    Any director may be removed at any time, with cause, by the holders of a majority of the shares then entitled to vote at an election of directors, voting together as one class, except for directors elected by holders of preferred stock.

Action by Written Consent

•    Any action required to be or that may be taken at any annual or special meeting of Cypress stockholders may be taken without a meeting, without prior notice, and without a vote, if there is a written consent setting forth the action taken, signed by the holders of outstanding Cypress stock necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

•    Any action required or permitted to be taken at a Spansion stockholders’ meeting may be taken only upon the vote of the stockholders at such meeting, and may not be taken by written consent of the stockholders.

Advance Notice Requirements for Stockholder Nominations and Other Proposals	• For business to be properly brought before an annual meeting by a Cypress stockholder, the stockholder must give timely notice in proper written form to Cypress’ Secretary.	• For business to be properly brought before an annual meeting by a Spansion stockholder, the stockholder must give timely notice thereof in proper written form to Spansion’s Secretary.

•    To be timely, a stockholder’s notice must be sent or otherwise given in accordance with Cypress’ amended and restated by-laws, as amended, not less than 45 nor more than 75 days before the anniversary of the first provision of proxy materials for the previous year’s annual meeting in the case of an annual meeting not significantly advanced or delayed from the anniversary of the previous annual meeting. In the case of a special meeting, notice must be received by the later of the 90th day prior to the meeting or the 10th day after public

•    To be timely, a stockholder’s notice must be delivered to the corporate secretary at Spansion’s principal executive not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for on a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the day on which the first

	announcement of the date of the meeting.	public announcement of the date of the annual meeting was made or the notice of the meeting was mailed, whichever occurs first.

•    To be in proper written form, a stockholder’s notice will specify the business intended to be proposed or nominees made by the stockholder, information about the stockholder and its stock ownership and hedging transactions, other material interests of the stockholder and a statement of whether the stockholder will solicit enough Cypress stockholders to carry the proposal.

•    To be in proper written form, a stockholder’s notice will set forth (i) a reasonably detailed description of the business desired to be brought before the annual meeting, (ii) the text of the proposal or business, (iii) the reasons for conducting such business at the stockholder meeting and (iv) a reasonably detailed description of any material interest in such business of such stockholder, beneficial owner, if any, on whose behalf the proposal is made, and any affiliate or associate of such stockholder or beneficial owner.

Amendments to the Certificate of Incorporation

•    Amendments to the certificate of incorporation may be made in the manner prescribed by Section 242 of Delaware law, which provides that such amendment requires the adoption of the holders of a majority of the outstanding stock entitled to vote thereon.

•    Amendments to the certificate of incorporation may be made in the manner prescribed by Section 242 of Delaware law, which provides that such amendment requires the adoption of the holders of a majority of the outstanding stock entitled to vote thereon.

Amendments to By-laws	• Cypress’ board is expressly authorized to make, alter, amend or repeal Cypress’ by-laws, as are the stockholders entitled to vote.

•    Spansion’s board is expressly authorized to make, amend, supplement or repeal Spansion’s by-laws, and the stockholders may change or amend or repeal the by-laws in any manner pursuant to a vote of a majority of the voting power of the outstanding shares of capital stock entitled to vote.

Special Meeting of Stockholders

•    Special meetings of the stockholders may be called at any time by the Cypress board, the chairman or the president, or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

•    Special meetings of the stockholders may be called at any time only by the chairman of the Spansion board or by the Spansion board pursuant to a resolution approved by a majority of the then authorized number of directors.

	• No business may be transacted at a special meeting otherwise than specified in the notice for such meeting.	• No matters may be acted upon at a special meeting otherwise than specified in the call for such meeting.

Limitation of Personal Liability of Directors

•    To the fullest extent permitted by Delaware law, a director of Cypress will not be personally liable to Cypress or its stockholders for monetary damages for breach of fiduciary duty as a director, and Cypress is authorized to provide indemnification of (and

•    To the fullest extent permitted by Delaware law, a director of Spansion will not be personally liable to Spansion or its stockholders for monetary damages for any breach of fiduciary duty as a director.

advancement of expenses to) directors, officers, employees and other agents of Cypress (and any other persons to which Delaware law permits Cypress to provide indemnification).

Indemnification of Directors and Officers

•    Cypress is required to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Cypress to procure a judgment in its favor by reason of the fact that he is or was a director or officer of Cypress, or is or was serving at the request of Cypress as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, and allow Cypress to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Cypress to procure a judgment in its favor by reason of the fact that he is or was an employee or agent of Cypress, or is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Cypress and except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to Cypress unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court will deem proper.

•    Spansion is required to indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any threatened or actual action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Spansion or, while a director or officer of Spansion, is or was serving at the request of Spansion as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, so long as the commencement of such proceeding (or part thereof) by the person was authorized in the specific case by the Spansion board.

•    Expenses incurred by a director or officer of the corporation in defending a civil or criminal action, suit or proceeding will be paid by Cypress in advance of the final disposition of such action, suit or proceeding and expenses incurred by an employee or agent in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it will ultimately be determined that he is not entitled to be indemnified by Cypress as authorized in the by-laws.

•    Spansion is required, to the fullest extent not prohibited by applicable law, to pay the expenses incurred by a person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under Spansion’s amended and restated certificate of incorporation or otherwise.

CYPRESS EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

CYPRESS COMPENSATION DISCUSSION AND ANALYSIS

The following describes Cypress’ executive compensation philosophies, objectives and programs, as well as the compensation-related actions taken in fiscal year 2014 and planned for 2015 for Cypress’ chief executive officer, current and former chief financial officers and three most highly compensated executive officers employed at the end of fiscal year 2014. These executives are referred to in this section as named executive officers (which we refer to as NEOs) and for fiscal year 2014 were:

•	T.J. Rodgers, president and chief executive officer;

•	Brad W. Buss, former chief financial officer and executive vice president, finance and administration;

•	Paul D. Keswick, executive vice president, marketing and IT;

•	J. Daniel McCranie, executive vice president, sales and applications support;

•	Dana C. Nazarian, executive vice president, memory products division; and

•	Thad Trent, chief financial officer and executive vice president, finance and administration.

The members of the compensation committee of the Cypress board are Eric A. Benhamou (chairman), James R. Long and Robert Y. L. Mao.

Executive Summary

Performance

Cypress improved its profitability in fiscal year 2014 through reduction of non-GAAP operating expenses by $19.9 million or 6% compared to 2013 and achieved a sixth consecutive profitable year with non-GAAP profit before tax of 12.6%. Non-GAAP diluted earnings per share for 2014 increased to $0.52 per share compared to $0.39 per share for 2013, and generated $82.4 million of free cash flow to continue to fund the dividend. Cypress also accelerated ongoing productivity and operational improvement milestones. The results of these efforts included:

•	further reduction of infrastructure costs worldwide and across all functions, resulting in increased operating leverage as revenues increase;

•	creation of an improved design win funnel process, which achieved more than $40 million in new product revenue during fiscal 2014, with a strong pipeline for future growth;

•	revenue growth to $24 million in the Emerging Technology Division, a 107% increase from 2013;

•	the introduction of, or significant progress on, new products including Fingerprint, Non-Volatile Memories, USB 3.1 Type-C, and PSoC with BlueTooth-Low-Energy;

•	the return of $69.2 million in cash to Cypress stockholders, primarily through cash dividends; and

•	the merger agreement to merge Cypress with Spansion, which is expected to result in a combined company with revenues approaching $2 billion, with the opportunity to achieve $135 million in annual cost synergies over three years.

Total Shareholder Return

In 2014, Cypress’ total shareholder return (which we refer to as TSR) of 47.5% outperformed the Philadelphia Semiconductor Sector Index (which we refer to as SOXX), Cypress’ major semiconductor benchmark index, which had a TSR of 27%, as well as the 32% median TSR of Cypress’ peer group.

Pay for Performance

Cypress’ executive compensation programs have always been designed to motivate and reward executives for their contribution to outstanding company performance, to attract and retain talented executives, and to ensure alignment between the interests of the executive team and stockholders. Since 2007, approximately 96% of the equity incentives for executives have been tied to strategic financial and operational milestones using a balanced scorecard methodology, based on the work of Professors Robert Kaplan and David Norton of the Harvard Business School (which we refer to as the scorecard).

By measuring performance using both financial and non-financial metrics, a balanced scorecard incentivizes executives to invest in capabilities that will drive future success, while still being held accountable for current operating results. For 2014, Cypress created the scorecard with the following categories and weightings:

52%	Financial	Maximizing shareholder value by increasing (i) revenue (ii) gross margin (iii) profitability

22%	Key Business Drivers	Enabling sustained profitability and growth as measured by: (i) achieving new product development milestones (ii) increasing market share (iii) improving quality

14%	Innovation and Learning	Improving infrastructure, capability and organizational structure

12%	Customer	Becoming a leader in delivering value to Cypress customers as measured by corporate improvements based on: (i) satisfaction survey results (ii) on-time delivery (iii) design wins
100%	Total

This scorecard includes milestones covering a range of timeframes. For example, short term accountability is ensured with a 52% weighting on one-year financial metrics. The key new product milestones may span a timeframe of two or more years, while start-up business milestones typically extend over three to five years. This multi-year perspective and process drives a balance between short and long term results.

TSR Factor

In order to further ensure alignment of executive compensation with the interests of Cypress stockholders, a TSR factor multiplies the result of this balanced scorecard when calculating incentive equity payouts. This scaling factor could range from 0.625 to 1.375, based on the 2014 TSR performance of Cypress relative to its peer group. The actual calculated TSR factor for 2014 was 1.17.

Delivered Compensation

Fiscal year 2014 provides a good example of how Cypress’ pay-for-performance compensation programs focus on Cypress’ financial achievements as well as the operational and long-term strategic successes achieved by management, using a balanced scorecard approach aligned with stockholder value. The 2014 scorecard overall result was 79% of target (raw score of 67.4% divided by a target of 85%). In the subset of categories of Key Business Drivers, Innovation and Learning, and Customer, the scorecard result was 98% of target, which represents good performance on Cypress’ challenging goals. Primarily because revenue growth did not meet Cypress’ aggressive plan, the scorecard result on the Financial category was lower, at 62% of target. Based on this level of achievement, the performance-based cash and equity elements of Cypress’ compensation plan paid below target. This resulted in delivered total compensation for Cypress’ NEOs in fiscal 2014 being below target, and below the median of Cypress’ peer group, as shown in the following table:

2014 NEO DELIVERED COMPENSATION
	Fixed Cash	Performance-Based Cash		Equity		Total Compensation
	Percentile of Peer Group	Percent of Target(1)	Percentile of Peer Group	Percent of Target(1)	Percentile of Peer Group	Percent of Target(1)	Percentile of Peer Group
CEO	Between 10th and 25th	13%	Minimum	48%	Minimum	46%	Minimum

Other NEOs	Between Median and 75th	17%	Between Minimum and 10th	68%	Between 25th and Median	66%	Between 25th and Median

(1)	Target assumes a scorecard result of 85%

The delivered payouts in 2014 demonstrate that the structural compensation process changes implemented by management and the compensation committee of the Cypress board in 2014 functioned as intended. These 2014 changes included:

•	review the feedback from the 2013-2014 investor outreach program with executive management;

•	review the feedback with the Cypress board and compensation committee of the Cypress board;

•	change the 2014 Performance Accelerated Restricted Stock (which we refer to as PARS) program to formally adopt a balanced scorecard, adjusted by a TSR multiplier, including long-term revenue growth, profit objectives, market share gains, new product introductions, operational improvements and customer satisfaction;

•	add long-term restricted stock unit grants (which we refer to as RSUs) to equity mix to drive long-term stockholder alignment and provide employee retention;

•	reduce the targeted number and grant date dollar value of the 2014 PARS program to align with the 50th percentile of Cypress’ new peer group; and

•	continue to reduce Cypress’ net burn rate.

Cypress believes that its pay-for-performance compensation programs are effective in driving future success. To ensure this remains true and to secure alignment with Cypress stockholders, Cypress has continued to engage in significant discussions with major investors regarding its executive compensation programs and corporate governance policies. As a result of its review and those discussions, Cypress intends to take the following additional actions in 2015:

•	continue to build on the design changes to the executive compensation programs introduced in 2013 and 2014;

•	extend performance and measurement periods, by continuing to include milestones with long term impact into Cypress’ balanced scorecard;

•	emphasize the weighting of relative financial factors, to improve alignment with Cypress stockholders’ interests while ensuring Cypress’ ability to retain critical talent; and

•	further expand Cypress’ investor outreach program.

Cypress Compensation Processes and Philosophy

Cypress Process

The compensation committee of the Cypress board reviews and approves all compensation for executive officers, including salary, bonus, equity compensation, and other employee benefits. The compensation committee of the Cypress board consists entirely of independent directors and has a two-fold philosophy regarding the total compensation of senior executives. First, the compensation committee of the Cypress board seeks to encourage and reward executives for achievements that are critical to Cypress’ performance and profitability by tying a significant portion of NEOs’ total compensation directly to Cypress’ financial and operational performance, using a balanced scorecard as a measurement tool linked with stockholder value. Second, the compensation committee of the Cypress board seeks to ensure that executive compensation is competitive by targeting the total compensation of each executive at approximately the 50th percentile of Cypress’ compensation peer group of companies. The actual percentile may vary depending on Cypress’ financial performance, each executive’s individual performance and importance to Cypress, or internal equity considerations among all senior executives. As Cypress’ performance improves, so does the compensation of its executives.

While the compensation committee of the Cypress board believes that compensation survey data is a useful guide for comparative purposes, Cypress believes that implementing a successful compensation program also requires that the compensation committee of the Cypress board apply its own judgment and subjective determination of individual performance by executives to ensure alignment with Cypress stockholder interests. Therefore, when developing or reviewing a compensation program, the compensation committee of the Cypress board applies its judgment in reconciling the program’s objectives with the realities of rewarding performance appropriately and retaining valued employees. The compensation committee of the Cypress board may also use its judgment to apply negative discretion to reduce payouts of compensation programs as needed, on an exception basis. The compensation committee of the Cypress board has retained a compensation consultant, Buck Consultants, LLC (which we refer to as Buck Consultants). Buck Consultants is independent from Cypress, has not provided any services to Cypress other than to the compensation committee of the Cypress board, and receives compensation from Cypress only for services provided to the compensation committee of the Cypress board. The compensation committee of the Cypress board typically asks Buck Consultants to attend its regular meetings and many of its special meetings, including executive sessions, at which management is not present. The compensation committee of the Cypress board worked directly with Buck Consultants to develop recommendations for Cypress’ executives.

The chief executive officer also makes recommendations each year to the compensation committee of the Cypress board about the compensation of the other executive officers based on their achievement of annual Cypress and individual objectives. While the compensation committee of the Cypress board is solely responsible for approving executive compensation, Cypress human resources executives and the chief financial officer support the work of the compensation committee of the Cypress board and Buck Consultants. The compensation committee of the Cypress board meets frequently in executive session without management present. In making its compensation determinations, the compensation committee of the Cypress board also annually reviews the total compensation that each executive officer and other key executive is eligible to receive against the compensation levels of comparable positions of a peer group of companies. The compensation committee of the Cypress board periodically completes a review considering multi-year wealth accumulation and uses both internal and peer pay equity data. The compensation committee of the Cypress board selects peer companies that are publicly traded, headquartered in the United States, compete in the semiconductor industry, and are similar to Cypress in their product and services offerings, revenue size and market capitalization. In addition, Cypress competes with these peer companies for talent.

Peer Group Companies

The compensation committee of the Cypress board significantly modified Cypress’ peer group companies in 2014 to better align the group with Cypress’ size. The compensation committee of the Cypress board looked at factors such as revenue, market capitalization, industries served, number of employees and companies with whom Cypress competes for talent. The compensation committee of the Cypress board also looked at the companies that ISS and Glass Lewis previously designated as Cypress’ peer group companies. Cypress’ compensation consultant provided additional analysis and recommendations regarding Cypress’ peer group. Seven of the companies from Cypress’ 2013 peer group were dropped in 2014. Those companies include Avago Technologies Limited, LSI Corporation, Marvell Technology Group Limited, Maxim Integrated Products, Inc., OmniVision Technologies, Inc., ON Semiconductor Corporation and Xilinx, Inc. The compensation committee of the Cypress board also added the following three companies to the 2014 peer group: Microsemi Corporation, Silicon Laboratories, Inc. and RF Micro Devices, Inc. Each of these companies is included as a peer company by ISS, but not by Glass Lewis. Fourteen of the fifteen companies in Cypress’ 2014 peer group are common to the ISS peer group. While Cypress’ 2013 peer group comprised many companies of its industry with which Cypress competes for talent, Cypress believes that its 2014 peer group made valuable improvements in terms of size and homogeneity, thereby making comparisons more relevant. Cypress’ 2015 peer group companies are unchanged from 2014 and are listed in the table below:

2015 Peer Group Companies
Altera Corporation	Microchip Technology Inc.
Atmel Corporation	Microsemi Corporation
Cirrus Logic, Inc.	PMC-Sierra, Inc.
Fairchild Semiconductor International, Inc.	RF Micro Devices, Inc.
Integrated Device Technology Inc.	Skyworks Solutions, Inc.
International Rectifier Corporation	Silicon Laboratories, Inc.
Intersil Corporation	Synaptics Incorporated
Linear Technology Corporation

Cypress’ Philosophy

Cypress executive compensation programs are designed to attract, motivate, and retain NEOs, who are critical to Cypress’ success and have played a material role in Cypress’ ability to drive strong financial results and attract and retain an experienced, successful management team. Under these programs, Cypress NEOs are rewarded for achieving specific long- and short-term strategic, corporate goals, and realizing increased stockholder value. Since 2007, a significant majority of Cypress executive compensation equity incentives have been tied to both financial and operational strategic corporate milestones.

Cypress’ philosophy is to target average NEO total compensation at approximately the 50th percentile among the named peer group companies, for median levels of performance. The plans provide significant pay-for-performance variability, with the opportunity to earn pay higher than peers at exceptional levels of performance, while paying less than peers for lagging levels of performance, as shown in the chart below.

Cypress’ compensation programs for executives are designed to achieve the following objectives:

Attract and Retain Top Talent

Cypress aims to attract and retain top talent to compete effectively and retain the highest quality of people who will determine its long-term success. Cypress has structured its executive compensation program to be competitive with compensation paid by companies in the same market for executive talent, which may include public and private companies. This is very important, especially in the Silicon Valley area. To ensure Cypress remains competitive, it generally administers an annual focal review process to evaluate whether the current level of compensation and equity for each employee (including the executive officers) is adequate and make adjustments based on merit. By using a ranking system in the annual focal review, Cypress reinforces the direct and meaningful link between individual performance and rewards. Therefore, the higher an executive officer is ranked, the more likely that officer will receive a greater percentage increase in both equity and cash compensation.

Pay-for-Performance

Cypress utilizes pay-for-performance compensation programs to align executive compensation with its achievements on both a short- and long-term basis. The compensation committee of the Cypress board uses a balanced scorecard system to determine compensation, which includes financial and operational components. Cypress NEOs’ total direct compensation is heavily weighted towards 100% at-risk, performance-based cash and equity compensation, which includes quarterly and annual incentive cash bonuses and performance-based restricted stock units. The performance targets under these programs are challenging and pre-determined both at the corporate level, through corporate goals, and at a personal level through individual goals set for each applicable period. This aligns executive compensation with stockholder interests by tying a significant portion of total direct compensation to achieving performance goals designed to ensure Cypress’ financial and operational success. Both are set in advance and pre-approved by the compensation committee of the Cypress board. They are designed to be very rewarding when the goals are achieved and result in limited or no payout when the goals are not achieved, with the compensation committee of the Cypress board providing oversight to ensure payouts are consistent with financial results. Cypress’ chief executive officer, for example, has a very low base pay relative to peer chief executive officers, with a high performance-based incentive component.

TARGET COMPENSATION
	Fixed (Cash)	Service-Based (Equity)	Performance-Based (Cash and Equity) (1)
Chief Executive Officer	11%	14%	75%
Other NEOs	16%	30%	54%

(1)	Performance-Based compensation is 100% at-risk.

In addition, when determining whether or not Cypress compensation objectives are met, Cypress considers the results of the annual advisory “say-on-pay” vote cast by Cypress stockholders. Cypress received an 82% passing vote at their 2014 annual meeting, at which Cypress stockholders approved Cypress’ executive compensation programs. However, this remains an unacceptable result from the Cypress board perspective, especially considering that Cypress’ previous approval rates had typically been 95% or higher. Cypress believes it is critical to continue to expand the dialogue with Cypress stockholders to receive additional feedback and further explain its compensation philosophy and practices. As such, Cypress has extended its investor outreach program which now targets the top 30 Cypress stockholders. As a result of such discussions, Cypress is retaining the changes made in 2014, including providing more disclosure on pledging and modifying performance milestones to ensure greater alignment, particularly with Cypress stockholders’ long-term interests.

Transitioning To Multi-Year Milestones

Cypress is transitioning to multi-year milestones as it is committed to increasing the performance period of its milestone awards. Many Cypress stockholders have requested performance milestone measurement periods of at least two years. Cypress is committed to making this adjustment and will continue to do so over the next three years with incremental progress each year. This will allow Cypress to manage employee retention in an orderly manner over the transition period from one-year milestones and payouts. Historically, through 2012, Cypress has granted milestone awards to Cypress executives based upon annual targets. In 2013, as a direct result of Cypress’ outreach program, Cypress began to phase in milestone awards based upon multi-year performance targets. In particular, one such milestone related to Cypress stock price appreciation as compared to the SOXX over the two-year period ending December 26, 2014. Despite Cypress’ recent 40% share price rise, this milestone paid 0% of the target providing further evidence of pay-for-performance alignment and alignment with Cypress stockholder value. Between December 28, 2012 and December 26, 2014, the SOXX increased by 185% while Cypress in the same time period increased by only 139%, hence the payout for this milestone was zero.

Elements of Compensation

The components of Cypress’ executive compensation program are: (i) base salary; (ii) service-based equity; (iii) performance-based compensation, consisting of variable and at-risk incentive cash compensation and equity awards; and (iv) limited benefit programs, such as Cypress’ deferred compensation plans. Cypress does not offer any perquisites. Cypress offers standard health benefits and an employee stock purchase program to all Cypress employees (excluding the chief executive officer, who is ineligible to participate due to his greater than 5% stock ownership).

Below is a description of each element of Cypress’ compensation, their objectives and their key features.

	Compensation Element	Objectives	Key Features
Fixed Compensation	Base Salary	To provide a fixed level of cash compensation to reward demonstrated experience, skills and competencies relative to the market value of the job.	Targeted at the 50th percentile of Cypress’ peer group, but varies based on skills, experience and other factors.

Adjustments are considered annually based on individual performance, level of pay relative to the market, and internal pay equity.

Service-Based Compensation	Restricted Stock Units (RSUs)

Promoting shareholder alignment and NEO retention.

This component was introduced in 2014 as part of Cypress’ long term compensation strategy, which includes transition from single-year to multi-year performance periods for Performance-Based Equity Compensation.

Service based equity comprised 20% of the total PARS grant in 2014, vesting over a period of two years from the date of grant.

Targeted at the 50th percentile of Cypress’ peer group, but varies based on skills, experience and other factors.

Adjustments are considered annually based on individual performance, level of pay relative to the market, and internal pay equity.

Performance-Based Compensation	Key Employee Bonus Plan (KEBP) (1)/ Performance Bonus Plan (PBP)

Cash incentive compensation that rewards achievement of strategic corporate and individual milestones using a balanced scorecard.

Aligns NEOs’ interests with those of Cypress stockholders by requiring strong profit before tax (PBT) results and ensuring the achievement of other key financial milestones.

KEBP and PBP are economically and structurally identical. The only difference between them is the participants — Cypress’ chief executive officer is the only participant in the PBP, which was set up to achieve certain tax requirements (2). All other NEOs participate in KEBP.

Targeted at the 50th percentile of Cypress’ peer group (for median performance compared with the peer group), with 100% at-risk based on individual and company performance.

Cypress’ chief executive officer is eligible to earn up to 175% of his base salary under PBP, and Cypress’ NEOs are eligible to earn up to 80% of their respective base salaries under KEBP.

The maximum payout under KEBP/PBP occurs when the chief executive officer’s scorecard result is 100%, the individual’s scorecard result is 100% and Cypress achieves 20% PBT. The Plans may pay more than the maximum in the event Cypress exceeds 20% PBT.

Due to the aggressive nature of Cypress’ scorecards, no one has ever achieved the maximum payout under KEBP or PBP.

			KEBP Payout Amount	=	Annual Base Pay	X	Participation Level %	X	Non- GAAP PBT Factor	X	Individual scorecard result	X	Executive scorecard Factor
The non-GAAP PBT Factor (3), Individual scorecard result (4), and the Executive scorecard factor (5) have a minimum value of zero, and have significantly reduced payouts for the past three years.
	Performance Accelerated Restricted Stock (PARS)	Provides opportunity for wealth creation and ownership, promoting retention and enabling us to attract and motivate Cypress’ NEOs.	Designed to provide total direct compensation (base + annual incentive + equity awards) at approximately the 50th percentile of Cypress’ peer group’s total direct compensation in years with median performance relative to peers, but can be higher or lower depending on the performance in that year.

Compensation Element	Objectives	Key Features
	Aligns NEOs’ interests with stockholder interests by linking part of each NEO’s compensation to long-term corporate performance. Retention of NEOs through multi-year vesting of equity grants	For 2014, a TSR multiplier was included in the PARS calculation to further align executives with the interests of stockholders. For a detailed explanation of the PARS calculation, please see the section entitled “Performance-Based Equity Compensation — 2014 Performance Accelerated Restricted Stock Program (PARS)” beginning on page 174 of this joint proxy statement/ prospectus.

Other (6)	Non-Qualified Deferred Compensation	To provide retirement savings in a tax-efficient manner.	NEOs can elect to defer up to 100% of their annual incentive cash payments or defer a portion of their base salaries.

Balances in the deferred compensation plan are unfunded obligations and at risk. Investment returns on balances are linked to the returns on mutual funds and other publicly-traded securities and do not generate any above market or preferential returns. Cypress does not guarantee any return or provide any matching contributions.

(1)	Mr. Keswick’s performance-based cash compensation plan also included the ability to earn payments made under Cypress’ Design Bonus Plan (which we refer to as DBP), a bonus plan available only to Cypress’ design and certain product development engineers, a group which Mr. Keswick previously managed. The DBP payout is based on the achievement of new product milestones.
(2)	No assurance can be given, notwithstanding Cypress’ efforts, that compensation designed to satisfy such tax requirements does in fact do so.
(3)	Non-GAAP PBT Factor — Each year, the compensation committee of the Cypress board determines the corporate financial metric that will be included in the KEBP formula. For the past several years, including fiscal year 2014, the compensation committee of the Cypress board has used Cypress’ non-GAAP profit before taxes percentage, (which we refer to as non-GAAP PBT%), for this metric. For example, a full KEBP payout could not be achieved in fiscal year 2014 unless Cypress achieved a non-GAAP PBT% of at least 20%. Cypress’ non-GAAP PBT% substantially reduced KEBP payouts to its NEOs in fiscal year 2014 due to Cypress’ 12.6% PBT achievement. In fact, no executive has ever realized the full KEBP payout, in part, due to the aggressive nature of the annual financial milestone selected by the compensation committee of the Cypress board.
(4)	Individual scorecard result — The next element of KEBP is the achievement of individual milestones, which are measurable quarterly and annual performance goals that are identified by Cypress’ NEOs and reviewed, modified as appropriate, and approved in advance by Cypress’ chief executive officer. The milestones will vary by person and are a mix of short- and long-term goals that are focused on factors critical to the success of Cypress, including financial, market share, new customers, new products and operational initiatives. The milestones for each period are scored on a scale of 0 to 100%, with each milestone weighted by a specific point value based on its importance to Cypress and/or its level of difficulty. Specific scoring parameters that are used to determine whether the milestone has been achieved are also identified in advance in writing. At the end of each fiscal quarter, or fiscal year, as applicable, the executive officers of Cypress “score” their milestones based on the scoring parameters previously established. Their scores are reviewed, adjusted if necessary, and approved by Cypress’ chief executive officer.
(5)	Executive scorecard factor — Another multiplier under KEBP is based on a combination of the Individual scorecard result, and the scorecard result of Cypress’ chief executive officer(which we refer to as the Executive scorecard factor). Cypress’ chief executive officer’s balanced scorecard includes Cypress’ critical initiatives, projects, and financial and operational targets deemed necessary to ensure Cypress’ short- and long-term success. See the section entitled “Performance-Based Equity Compensation — 2014 Performance Accelerated Restricted Stock Program (PARS) — Tier 1 Grant” beginning on page 174 of this joint proxy statement/prospectus for more details on Cypress’ CEO’s scorecard). By including them as a factor in Cypress’ KEBP, Cypress ensures an alignment of effort among its executive team. Following each quarter, the CEO’s scorecard result is reviewed by the full board of directors of Cypress, adjusted if necessary, and approved by the compensation committee of the Cypress board. The Executive scorecard factor is determined as follows:

If the lesser of Individual scorecard result and the CEO scorecard result is:	Then the Executive scorecard factor is:
80.0 or higher	100%
65.0 or higher, and less than 80.0	50%
Less than 65.0	0%

The Executive scorecard factor has typically reduced KEBP payouts to NEOs at least once per year over the last few years, including most recently for the annual KEBP payout for fiscal year 2014. The Executive scorecard factor further demonstrates the link between pay and performance under Cypress’ incentive cash compensation plans.

(6)	Other Compensation —

Discretionary Cash Incentives. It is generally against Cypress’ pay-for-performance philosophy to award any discretionary cash incentive to its NEOs and none have been awarded over the last five years.

Non-Qualified Deferred Compensation. Cypress also maintains an unfunded, non-qualified deferred compensation plan which allows eligible participants, including executive officers, to voluntarily defer receipt of a percentage up to 100% of their salary or cash bonus payment, as the case may be, until the date or dates elected by the participants, thereby allowing the participating employees to defer taxation on such amounts. There are two non-qualified deferred compensation plans available, one of which pays a death benefit two times participant contributions. All eligible employees have the option to choose the plan in which they participate. Mr. Rodgers qualifies for the death benefit payable under the non-qualified deferred compensation plan. Please refer to the table entitled “Non-Qualified Deferred Compensation” in the section entitled “Executive Compensation Tables” beginning on page 182 of this joint proxy statement/prospectus for employee contributions and performance under this benefit plan in fiscal year 2014.

Service Awards: All Cypress employees, including its NEOs, are eligible for service based cash awards, payable after the employee’s 7th, 14th, 21st and 28th year of service. The award pays a specified cash amount based on the employee’s base salary and country.

Other Compensation Limited. Cypress limits all other compensation to its NEOs. For example, Cypress does not provide a defined benefit pension plan, a match to employee contributions to its 401(k) plan or any other material perquisites.

Employment Agreements

During the last fiscal year Cypress entered into an employment offer letter agreement with J. Daniel McCranie. Pursuant to the letter agreement, in the year of hire Cypress agreed to pay Mr. McCranie a base salary of $600,000 with an 80% target bonus percentage under Cypress’ KEBP. For 2015 and 2016, Cypress promised Mr. McCranie that he will receive the same base salary as Mr. Rodgers. The letter agreement also provides for the grant of a PARS award in the year of hire for 150,000 shares, with similarly valued grants promised in 2015 and 2016, and a special incentive time-vested restricted stock unit award for 150,000 shares in 2014, with similar grants promised in 2015 and 2016 that are each equivalently valued at $1.5 million. Cypress also promised Mr. McCranie an approximate value in total compensation (inclusive of base salary, estimated bonus, PARS and other equity awards) of $2.95 million in each of 2014, 2015, and 2016. Mr. McCranie’s relatively high total compensation is justified by his value to Cypress based on his exceptional qualifications and relevant experience, and was deemed necessary for his engagement, which required Mr. McCranie to forego significant compensation from other sources, including stepping down from public board of director roles. Cypress’ NEOs do not have individualized severance or change-of-control agreements. They serve at the will of the Cypress board, which enables Cypress to set the terms of any termination of employment. While Mr. McCranie’s estate is entitled to certain benefits under his offer letter in the case of his death, Mr. McCranie, like Cypress’ other NEOs, is not otherwise entitled to any severance or change of control payments upon the termination of his employment, whether voluntary or involuntary.

Risk Considerations

The compensation committee of the Cypress board regularly considers the risks associated with Cypress’ compensation policies and practices for employees, including those related to executive compensation programs. As part of the risk assessment, the compensation committee of the Cypress board reviews Cypress’ compensation programs to avoid certain design features that have been identified by experts as having the potential to encourage excessive risk-taking. Instead, Cypress’ compensation programs are designed to encourage employees to take appropriate risks and encourage behaviors that enhance sustainable value creation in furtherance of Cypress’ business, but do not encourage excessive risk and accordingly are not reasonably likely to have a material adverse effect on Cypress. The compensation committee of the Cypress board believes that because Cypress closely links its variable compensation with attaining performance objectives, Cypress is encouraging employees to make decisions that should result in positive short- and long-term returns for its business and its stockholders without providing an incentive to take unnecessary risks. The compensation committee of the Cypress board has reviewed compensation related risks and does not believe Cypress’ compensation programs encourage excessive or inappropriate risk taking or create risks that are reasonably likely to have a materially adverse effect on Cypress. In fulfilling its responsibilities, the compensation committee of the Cypress board may, to the extent permitted under applicable law, the Nasdaq Global Select Market rules, the rules of the SEC and the Internal Revenue Code, and Cypress’ certificate of incorporation and by-laws, delegate any or all of its responsibilities to a subcommittee. The compensation committee of the Cypress board, with the assistance of

Buck Consultants intends to continue, on an on-going basis, a process of thoroughly reviewing Cypress’ compensation policies and programs to ensure that its compensation programs and risk mitigation strategies continue to discourage imprudent risk-taking activities.

In discharging its duties, the compensation committee of the Cypress board selects and retains the services of compensation consultants in order to have independent, expert perspectives on matters related to executive compensation, company and executive performance, equity plans, peer group and other issues. The compensation committee of the Cypress board has the sole authority to determine the scope of services for these consultants and may terminate the consultants’ services at any time. The fees of these consultants are paid by Cypress. In fiscal year 2014, the compensation committee of the Cypress board retained the services of Buck Consultants for various compensation-related services, including comparing Cypress’ director compensation with the compensation of directors of its peer group companies.

Stock Ownership Requirements

Cypress believes the stock ownership of its directors and executives is on the higher end of its peer group. In fact, its chief executive officer is Cypress’ fifth largest stockholder. Together, Cypress’ directors and NEOs beneficially own 7.1% of Cypress’ outstanding common stock as of December 28, 2014 — an amount that is significantly greater than the directors and NEOs of any company in Cypress’ peer group.

Executive Officers

Cypress’ chief executive officer is required to own Cypress common stock having a value of at least six times his annual base salary. Common stock only includes shares directly owned free and clear and does not include any granted equity awards, even if vested and in the money. Cypress’ NEOs, other than its chief executive officer, are required to own Cypress common stock at least four times their annual base salary. Individuals have three years to meet the stock ownership requirement. If the stock ownership requirement is not met after three years, then the executive must hold all future shares that vest (net of taxes) until the stock ownership requirements are met. As of December 28, 2014, all of Cypress’ NEOs met the stock ownership requirements.

Directors

Cypress’ non-employee directors are required to own at least 30,000 shares of Cypress common stock, which is approximately five times their annual retainer. New directors are required to meet the requirement within three years of their appointment to the Cypress board. As of December 28, 2014, all of Cypress’ current non-employee directors met the stock ownership requirements.

Pledging Policy

While the Cypress board understands that stock pledging by the Cypress directors and officers could create undue risk to the stability of Cypress’ stock price, the Cypress board also believes that, with board oversight, special circumstances may exist that would allow such activity without material risk to Cypress or its stockholders. For example, Cypress’ founder/chief executive officer and one other NEO are currently pledging a portion of their Cypress shares. They are both long-standing employees who hold substantially more stock than is required under Cypress’ stock ownership policy and such significant holdings are deemed a positive by the Cypress board as they align Cypress’ executives with its stockholders to a far greater degree than in most companies. In response to stockholder concerns about the prior pledging activity of two of Cypress’ executives, Cypress’ management and board engaged in significant discussions amongst themselves and with its stockholders, as part of its annual investor outreach program, regarding Cypress’ policy and practices in this area. As a result of those discussions, Cypress has formalized and adopted a written pledging policy.

Cypress’ pledging policy reiterates the Cypress board’s continued commitment to actively monitor such activity and specifically delegates the responsibility to oversee any pledging activity, including margin loans, that include any amount of Cypress securities, to the compensation committee of the Cypress board. In reviewing such pledging activity, the compensation committee of the Cypress board will consider the facts and circumstances related to each individual, including, among other things, the ability of the executive to repay the applicable loan without resorting to the pledged securities, the number of shares pledged relative to the executive’s overall holdings, the total shares outstanding for Cypress and the composition of the executive’s stock holdings, and the price at which the pledged shares could get called away versus the current stock price as compared with historical trading range. The compensation committee of the Cypress board will provide regular updates to the full Cypress board as well as ensure that any material pledging activity by Cypress’ directors or executive officers is properly disclosed in its annual proxy statement, or any other public filing required by law. Under no circumstance will Cypress issue any make-up grants to any executive, or any other employee, whose Cypress shares may be sold to satisfy a margin call or any other type of collateral call.

Only two of Cypress’ executives, T.J. Rodgers, Cypress’ founder/chief executive officer and a member of the Cypress board, and Paul D. Keswick, Cypress’ executive vice president of Marketing and IT and an employee of Cypress for over twenty-eight years, currently have any Cypress stock pledged. As part of Cypress’ corporate governance practices, the compensation committee of the Cypress board has considered the facts and circumstances of Mr. Rodgers’ and Mr. Keswick’s pledging activity, and concluded that the potential threat of their pledging activity is minimal and is far outweighed by the value of their loyalty and the alignment their significant stockholdings creates with Cypress’ stockholders’ interests.

For Mr. Rodgers, the Cypress board based its conclusion on the following:

•	Mr. Rodgers is Cypress’ founder and one of its largest and most loyal stockholders. As one of Cypress’ largest stockholders, his interests are strongly aligned with those of its stockholders. Mr. Rodgers has accumulated his significant holdings over his 32 plus years of service by holding the vast majority of shares he has received as part of his compensation and by making various open market purchases;

•	the pledged shares are not used to shift or hedge any economic risk in owning Cypress shares. These shares collateralize loans used to primarily fund Mr. Rodgers’ purchase of common stock upon the expiration of certain options grants over the past years. If Mr. Rodgers is not permitted to pledge a portion of his shares, he may be forced to sell certain of his Cypress shares in order to obtain the necessary funds, reducing his alignment with Cypress’ stockholders and penalizing his loyalty to Cypress stock. As of December 28, 2014, Mr. Rodgers directly and indirectly owned 8,629,685 shares, the highest stock ownership by a factor amongst Cypress’ peer group where the majority of chief executive officers own less than 1% of outstanding shares;

•	as of December 28, 2014, 4,179,947 of Mr. Rodgers’ pledged shares may be subject to a margin call. Excluding his total pledged shares, Mr. Rodgers’ ownership still exceeds Cypress’ stock ownership requirements for the chief executive officer;

•	total shares subject to pledge has reduced by approximately 2 million shares since March 2014;

•	Mr. Rodgers has voluntarily agreed to not increase his outstanding loan balance using Cypress shares as collateral;

•	the pledged shares represent less than 3% of Cypress’ outstanding shares as of December 28, 2014, and therefore do not present a material risk for investors or Cypress and will be reduced to approximately 1.5% of Cypress’ outstanding shares once the merger with Spansion is completed; and

•	Cypress has an active stockholder engagement program in which it meets regularly with its largest stockholders. Cypress has discussed the facts and circumstances of Mr. Rodgers’ pledging, and most of these stockholders feel the significant ownership outweighs the risk and have asked for additional disclosure and compensation committee oversight, which Cypress has committed to this year.

For Mr. Keswick, the Cypress board based its conclusion on the following:

•	Mr. Keswick has been a valued employee of Cypress for over twenty-eight years;

•	Cypress’ stockholders value the high stock ownership that its NEOs hold; ownership that is well above its peer group and subjects Cypress’ NEOs to significant stock price movement risk;

•	the pledged shares total 365,505 as of December 28, 2014, and are not used to shift or hedge any economic risk in owning Cypress shares. These shares collateralize various derivative positions in S&P 500 options that are managed by a third party broker over periods less than 45 days on average. As such, Mr. Keswick is able to reduce or completely close his positions in a few days;

•	upon being made aware of the various investor opinions on the subject of share pledging, Mr. Keswick has voluntarily agreed to not increase his outstanding loan balance using Cypress shares as collateral;.

•	if Mr. Keswick is not permitted to pledge a limited number of his shares, he may be forced to sell certain of his Cypress shares in order to obtain the necessary funds, reducing his alignment with Cypress’ stockholders and penalizing his loyalty to Cypress stock;

•	the pledged shares represent less than 0.5% of Cypress’ outstanding shares as of December 28, 2014, and therefore, do not present a material risk for investors or Cypress and will be reduced to less than 0.25% of Cypress’ outstanding shares once the merger with Spansion is completed;

•	excluding the pledged shares, Mr. Keswick’s ownership still exceeds Cypress stock ownership requirements for executives; and

•	Mr. Keswick has established his financial capacity to repay the loan(s) which are collateralized by the pledged shares without resorting to the pledged shares. Furthermore, Mr. Keswick’s unpledged share ownership and other assets would likely be able to prevent any margin call.

No other Cypress executive officer or director currently holds Cypress securities that are pledged pursuant to a margin account or loan or otherwise.

Clawback Policy

Cypress’ clawback policy that requires the return of incentive compensation payments to Cypress by any executive engaged in (i) fraud, theft or dishonesty, (ii) intentional misconduct related to Cypress’ financial statements, or (iii) in the event of a material negative revision of any financial or operating measure on which incentive compensation was paid out to such executive.

Notes to Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with GAAP, Cypress uses the following non-GAAP financial measures which are adjusted from the most directly comparable GAAP financial measures:

•	gross margin;

•	research and development expenses;

•	selling, general and administrative expenses;

•	operating income (loss);

•	net income (loss); and

•	diluted net income (loss) per share.

The non-GAAP measures set forth above exclude charges primarily related to stock-based compensation, which represented 72% of total adjustments for the year ended December 28, 2014, as well as restructuring charges, acquisition-related expenses and other adjustments. Cypress management believes that these non-GAAP financial measures reflect an additional and useful way of viewing aspects of Cypress’ operations that, when viewed in conjunction with Cypress’ GAAP results, provide a more comprehensive understanding of the various factors and trends affecting Cypress’ business and operations. Cypress management uses these non-GAAP measures for strategic and business decision-making, internal budgeting, forecasting and resource allocation processes. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to Cypress’ historical operating results and comparisons to competitors’ operating results. Pursuant to the requirements of Regulation G and to make clear to Cypress investors the adjustments it makes to GAAP measures, in each reporting period Cypress provides a reconciliation of the non-GAAP measures to the most directly comparable GAAP financial measures.

Cypress 2014 Executive Compensation Results

Fixed Compensation — Base Salary

Cypress targets executive officers’ base salaries at approximately the 50th percentile of base salaries for similar positions and experience level in its peer group companies. In May 2014, as part of its annual review of executive compensation, the compensation committee of the Cypress board reviewed the base salaries of its NEOs, focusing on the competitiveness of salaries and ensuring base salaries remained at or near the 50th percentile as well as Cypress financial performance. Cypress management recommended to the compensation committee of the Cypress board that no NEOs receive a salary increase for fiscal year 2014. The compensation committee of the Cypress board agreed with management’s recommendation. Below is a summary of the salary of Cypress’ NEOs for fiscal year 2014:

Named Executive Officer	2014 Base Salary	% Increase from 2013
T.J. Rodgers (1)	$600,000	0%
Brad W. Buss (2)	$347,526	0%
Paul D. Keswick	$329,073	0%
J. Daniel McCranie (3)	$600,000	N/A
Dana C. Nazarian	$279,965	0%
Thad Trent (4)	$275,490	6%

(1)	Mr. Rodgers’ has not been adjusted for six years.
(2)	Mr. Buss’ salary was reduced to $225,000 as of June 2, 2014 when he reduced his schedule to part-time.
(3)	Mr. McCranie was hired on January 23, 2014.
(4)	Mr. Trent’s salary was increased to $275,490 on June 2, 2014, when he was appointed chief financial officer.

Performance-Based Incentive Cash Compensation

The thresholds of performance needed to achieve target or maximum payout are extremely high. Consistent with Cypress’ pay-for-performance philosophy, Cypress’ achievement against a mix of operational and financial goals in fiscal years 2012, 2013, and 2014, resulted in substantially lower performance-based cash compensation to its NEOs, as compared to previous years and to Cypress’ peer group.

Performance Bonus Plan (PBP)

In fiscal year 2014, the incentive cash compensation target percentage for Cypress’ chief executive officer was expected to be approximately 16.1% based on Cypress’ estimate at the beginning of the year, substantially below the 175% participation level. Cypress’ non-GAAP PBT% substantially reduced the PBP payout to its chief executive officer in fiscal year 2014 due to Cypress’ 12.6% PBT achievement.

The quarterly and annual targets for non-GAAP PBT% under the PBP were the same as described above in the section entitled “Performance-Based Incentive Cash Compensation — Key Employee Bonus Plan (KEBP)” beginning on page 171 of this joint proxy statement/prospectus.

In fiscal year 2014, Cypress’ chief executive officer, T.J. Rodgers’ annual and quarterly balanced scorecard included short-and long-term milestones organized around four key categories: (i) financial, (ii) key business drivers, (iii) innovation and learning, and (iv) customer.

More specifically, Mr. Rodgers’ goals are identical to the Cypress scorecard described above in the section entitled “Executive Summary” beginning on page 157 of this joint proxy statement/prospectus, and included the following targets:

•	obtaining certain revenue for Platform PSoC, TrueTouch, FX3, Foundry, Agiga Tech, Inc. and Deca Technologies Inc.;

•	achieving certain targets for customer design-win revenue for Cypress overall, and for the PSD and DCD divisions;

•	meeting specific targets related to gross margins, ASP’s, operating expenses, PBT and earnings per share;

•	gaining new customers in platform PSoC;

•	increasing share of market for SRAM, TrueTouch and USB product lines;

•	releasing new products for Capsense, TrueTouch, platform PSoC, FRAM and software on-time;

•	achieving customer service metrics, including increasing Cypress’ customer satisfaction score; and

•	achieving operational performance in the areas of quality, yield, inventory levels and customer delivery.

Many of Mr. Rodgers’ targets will yield substantial short- and long-term benefits for Cypress if achieved.

Below is a historical table that shows the three-year average PBP achievement by Cypress’ chief executive officer:

PBP Participant	2012			2013			2014
	Average Raw Score	Average PBT Factor	Average Payout	Average Raw Score	Average PBT Factor	Average Payout	Average Raw Score	Average PBT Factor	Average Payout
T.J. Rodgers	75%	4%	1%	88%	8%	7%	73%	30%	11%

Key Employee Bonus Plan (KEBP)

In 2014, the incentive cash compensation participation level for the executive officers of Cypress remained the same as the last five years at 80% of base salary for all NEOs, except Cypress’ chief executive officer, under the KEBP. Under certain assumptions made at the start of fiscal year 2014, Cypress’ payout for KEBP was expected to be approximately 7.4% of base salary, substantially below the normal 80% participation level. The actual amount earned was 9.7% of base salary. Cypress’ non-GAAP PBT% substantially reduced KEBP payouts to Cypress’ NEOs in fiscal year 2014 due to its 12.6% PBT achievement. No executive officer achieved the targeted level of cash compensation for 2012, 2013 or 2014.

The quarterly and annual targets for non-GAAP PBT%, Cypress’ actual non-GAAP PBT% achievement, and the percentage of achievement against plan for fiscal year 2014 are set forth in the following table (percentage achievement is calculated on a linear scale where 10% pays at zero and 20% pays at 100%):

2014 Fiscal Year Period	Non-GAAP PBT% Target	Non-GAAP PBT% Achieved	Percentage Achievement Against Target
First Quarter	20.0%	7.3%	0.0%
Second Quarter	20.0%	14.9%	49.5%
Third Quarter	20.0%	15.0%	49.9%
Fourth Quarter	20.0%	12.6%	25.7%
Annual	20.0%	12.6%	25.7%
Average	20.0%	12.5%	30.2%

In determining the amount of cash incentive compensation payable under KEBP, the compensation committee of the Cypress board uses the final scorecard results for the given review period as a component in the formulas that determine the bonus to be paid under each plan. As part of its oversight process, the compensation committee of the Cypress board considers the participant’s scorecard result for the applicable period, and has the right to apply negative discretion to reduce the maximum payout under KEBP. Cypress’ NEOs’ performance goals were strongly aligned with each other in 2014 to achieve critical strategic and operational milestones during fiscal year 2014 and to set the stage for increased market share, growth and improved productivity in future years. During Cypress’ 2014 outreach program, its investors expressed a desire to more fully understand the types of goals set for Cypress’ NEOs. Below is a breakdown of Cypress’ performance goals that is intended to be responsive to its investors’ request, but still protects certain strategic information that is material to Cypress contained in such goals that Cypress feels is required not to be disclosed due to competitive reasons that is material to Cypress and would result in competitive harm to Cypress if disclosed.

The goals that were common across most of Cypress’ NEOs included the following, which were all approved by the Cypress board as part of its annual operating and strategic planning session for fiscal year 2014:

•	Specific revenue, gross margin, operating expenses, customer design, profit-before tax and earnings per share targets;

•	Specific targets to reduce Cypress’ infrastructure costs worldwide and across all functions and improving organizational efficiency by increasing the span of control for managers; and

•	Specific targets to improve innovation and invest in key initiatives and bring specific new products to market.

Below is a summary of additional quarterly and annual performance goals for each NEO participating in KEBP:

Thad Trent. Specific targets related to:

•	achieving corporate financial goals, including revenue, gross margin, operating expenses, PBT, earnings per share;

•	leading a process to manage gross margin improvement;

•	achieving specific investor relations and outreach objectives;

•	achieving customer service metrics, including increasing net promoter scores to improve customer loyalty;

•	implementing a yield enhancement program and a strategy for debt and stock buyback;

•	implementing employee training and development initiatives in the finance organization; and

•	defining a corporate model for spending and profitability.

Paul D. Keswick. Specific targets related to:

•	achieving revenue targets for Cypress overall, and also specifically for TrueTouch, Platform PSoC, and USB/FX3;

•	increasing share of market for the SRAM, TrueTouch and USB product lines;

•	increasing the customer count and the value of the design win funnel for Cypress overall, and also specifically for PSD and DCD;

•	developing and deploying infrastructure and business processes to improve capability and efficiency in sales and marketing;

•	achieving gross margin, pricing, operating expense, and cost savings targets;

•	achieving customer service metrics, including increasing net promoter scores to improve customer loyalty; and

•	implementing and deploying key initiatives in the information technology organization to increase service and decrease costs.

J. Daniel McCranie. Specific targets related to:

•	achieving revenue targets for Cypress overall, and also specifically for TrueTouch, Platform PSoC, USB/FX3, FRAM, and three Emerging Technology businesses;

•	increasing the customer count and the value of the design win funnel for Cypress overall, and also specifically for PSD, DCD and within the distribution channel;

•	achieving gross margin, pricing, operating expense, and cost savings targets;

•	releasing a new TrueTouch product; and

•	achieving customer service metrics, including increasing net promoter scores to improve customer loyalty.

Dana C. Nazarian. Specific targets related to:

•	achieving certain revenue and profit targets for MPD and Agiga Technology;

•	achieving gross margin, pricing, operating expense, inventory and cost savings targets;

•	increasing SRAM market share and the value of the customer design win funnel;

•	improving the quality of products to gain market share and increase revenue;

•	releasing new products for SRAM, FRAM and clocks on-time; and

•	achieving customer service metrics, including net promoter score increases to increase customer loyalty.

Below is a historical table that shows the three-year average KEBP achievement by Cypress’ NEOs:

KEBP Participant	2012			2013			2014
	Average Raw Score	Average PBT Factor	Average Payout	Average Raw Score	Average PBT Factor	Average Payout	Average Raw Score	Average PBT Factor	Average Payout
Brad W. Buss (1)	85%	4%	2%	90%	8%	7%	N/A
Paul D. Keswick	74%	4%	2%	87%	8%	4%	82%	30%	15%
J. Daniel McCranie	N/A						66%	30%	5%
Dana C. Nazarian	77%	4%	1%	81%	8%	4%	82%	30%	13%
Thad Trent	N/A						88%	30%	17%

(1)	The reported number excludes quarters in which no payment was made due to low PBT achievement.

As the table reveals, none of Cypress’ NEOs have achieved target participation levels for the three years identified. Despite the NEOs’ generally strong performance on their individual milestones, their KEBP payouts were reduced significantly due to Cypress’ PBT achievement being below the target threshold established by Cypress management and approved by the compensation committee of the Cypress board. This further demonstrates the Pay-for-Performance impact of Cypress’ compensation process and alignment with stockholder interests.

Performance-Based Equity Compensation

2014 Performance Accelerated Restricted Stock Program (PARS)

In early 2014, the compensation committee of the Cypress board set the performance goals under which participants were eligible to earn their PARS shares. There are three levels of grants under the 2014 PARS program: (i) the Tier 1 Grant, (ii) Tier 2 Grant, and (iii) Tier 3 Grant, as described in the following table:

PARS Participant	PARS Granted on March 29, 2014
	Tier 1	Tier 2	Tier 3	Total
T.J. Rodgers	222,000	74,000	74,000	370,000
Brad W. Buss	—	—	—	—
Paul D. Keswick	120,000	40,000	40,000	200,000
J. Daniel McCranie	90,000	30,000	30,000	150,000
Dana C. Nazarian	120,000	40,000	40,000	200,000
Thad Trent	24,000	8,000	8,000	40,000

The milestones for each grant level and the actual percent achieved in fiscal 2014 were as follows:

Tier 1 Grant

60% of the total PARS award could be earned based on the Tier 1 grant scorecard (which we refer to as the scorecard), which is based on the chief executive officer’s fiscal year 2014 scorecard (which included detailed financial, product development, operational and business process improvement goals) that were deemed to be strategic goals to drive the long term success of Cypress. The payout for this milestone is 100% if the Tier 1 grant scorecard achieves a score of 85% and adjusts linearly to zero percent if a score of 60% or lower is achieved, and up to 160% if a score of 100% is achieved. The Tier 1 grant milestone achievement for fiscal year 2014 was 67.4% and, after applying the TSR factor, the Tier 1 payout was 34.5%, as shown in the scorecard table below.

The scorecard is the main business system that Cypress uses to set its strategic goals. The scorecard is developed over a period of three months as part of the annual operating plan process. The scorecard consists of various strategic initiatives that are deemed critical to achieving Cypress’ annual operating plan for the next one to three years. Each initiative in the scorecard has a very specific performance measurement with a precise definition of what is required to achieve a score between 0% and 100%. The scorecard is reviewed and approved by the Cypress board at the beginning of the year and none of the initiatives and scoring may be changed in that year. Cypress’ chief executive officer provides an update on the status of the scorecard at every Cypress meeting. Based on a request from its stockholders, Cypress is providing the following additional information on its scorecard but, for competitive purposes, Cypress is not detailing every initiative or the exact details for each initiative. For 2014, the scorecard was organized into four broad initiatives, with the results shown below:

Measure	Results	Maximum	Raw Score	Final Score (1)	TSR Factor	Final Payout (2)
Financial		52%	27.4%
Revenue	Cypress overall, and 5 of 6 Product Families increased revenue but did not achieve the planned revenue. Product Families included TrueTouch, Platform PSoC, USB/FX3, and Emerging Technology (three).	30%	6.4%
Profitability	Profitability improved and Cypress achieved the plan target. Operating expenses and 6 of 7 cost savings initiatives met the plan.	22%	21.0%

Measure	Results	Maximum	Raw Score	Final Score (1)	TSR Factor	Final Payout (2)

Key Business Drivers		22%	17.8%
New Product Milestones	Achieved planned milestones in 6 of 8 projects, measuring TrueTouch (three), Platform PSoC (two), FRAM, and SRAM (two).	17%	14.3%
Market Share	Achieved planned market share targets in 2 of 4 categories, measuring TrueTouch, SRAM, USB, and New Customers in target markets.	4%	3.0%
Quality	Improved a key quality metric but did not achieve the planned target.	1%	0.5%

Innovation and Learning		14%	13.0%
Infrastructure	Achieved 3 of 3 planned targets in USB, Sales, and Marketing.	11%	11.0%
Capability	Demonstrated new capability as planned in 2 of 2 major projects in Design and Software.	2%	1.0%
Organizational Structure	Improved organizational efficiency through increased span-of-control.	1%	1.0%

Customer		12%	9.2%
Satisfaction	Survey results improved but did not achieve 1 of 5 planned targets. Measurements included Cypress overall (two), Applications, Development Kits, and Software.	5%	4.0%
Delivery	Results did not meet planned target in 1 of 2 categories, measuring Lead Time, and On-Time delivery.	2%	1.4%
Design Wins	Exceeded planned value of design wins in 4 of 5 categories, measuring Cypress overall (two), DCD, USB, and Distribution.	5%	3.8%

Total		100%	67.4%	29.6%	1.17	34.5%

(1)	The Final Score is calculated on a linear scale:

Final Score is 0% at a Raw Score of 60%;

Final Score is 100% at a Raw Score of 85%;

Final Score is 160% at a Raw Score of 100%

(2)	The Final Payout is calculated by multiplying the Final Score by the TSR Factor, which can range from 0.625 to 1.375 depending on the 2014 Total Shareholder Return of Cypress relative to its peer group

Tier 2 Grant

20% of the total PARS award could be earned if Cypress achieves its 2015 revenue targets. The vesting of this award would be in 2016, two years after the grant, consistent with Cypress’ transition to longer term milestones. The payout for this milestone can range from 0% to 160% of the grant depending on the 2015 revenue achievement.

TSR Factor for Tier 1 and Tier 2 Grants:

The payouts for the Tier 1 and Tier 2 Grant is further adjusted by a TSR factor, which can range from a minimum of 0.625 if Cypress has a 2014 TSR at or below the 10th percentile of Cypress’ peer group, scaling linearly to 1.000 if Cypress has a 2014 TSR at the 40th percentile of its peer group. The TSR factor will be 1.00 if Cypress has a 2014 TSR between the 40th and 60th percentile of its peer group. The TSR factor will scale linearly from 1.000 if Cypress has a 2014 TSR at the 60th percentile of its peer group, up to a maximum of 1.375 if Cypress has a 2014 TSR based at or above the 90th percentile of its peer group.

Tier 3 Grant

20% of the total PARS award is service based, with 75% of the Tier 3 Grant vesting after one year, and the remaining 25% of the Tier 3 Grant vesting after two years.

Chief Executive Officer Compensation

Consistent with Cypress’ philosophy on pay-for-performance, in fiscal year 2014, 45.9% of Mr. Rodgers’ total earned compensation was in the form of variable compensation, comprised of performance-based quarterly and annual incentive cash bonuses and annual performance-based restricted stock units. Mr. Rodgers did not receive an increase in his base salary in fiscal year 2014. In fiscal year 2014, Mr. Rodgers earned 11.3% of his participation level under the annual incentive cash bonus plan and 34.5% of the target under the annual performance-based restricted stock program.

Based on payouts being below target for performance based compensation, Mr. Rodgers 2014 realized total compensation was below target and also below the Cypress peer group.

Tax Related Considerations in Executive Pay

Cypress management and the compensation committee of the Cypress board have considered the implications of Section 162(m) of the Internal Revenue Code of 1986. This section precludes a public corporation from taking a tax deduction for individual compensation in excess of $1 million for its chief executive officer and certain other executive officers. This section also provides for certain exceptions to this limitation, including compensation that is performance-based within the meaning of Section 162(m) of the Internal Revenue Code of 1986. Cypress’ Performance Bonus Plan enables it to qualify more compensation as deductible performance-based compensation. Many of Cypress’ executive compensation plans are designed to qualify payments thereunder as deductible performance-based compensation. In order, however, to preserve flexibility in designing its compensation programs, not all amounts Cypress pays may qualify for deductibility.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table shows compensation information for fiscal years 2012, 2013 and 2014 for Cypress’ NEOs:

Name and Principal Position	Year	Salary (1)($)	Bonus (2)($)	Stock Awards (3) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation (4)($)	All Other Compensation (5)($)	Total Compensation ($)
T.J. Rodgers	2014	599,997	0	1,327,806	0	118,755	48,455	2,095,013
President, Chief Executive Officer and Director	2013	600,000	0	2,313,504	0	74,702	8,060	2,996,266
	2012	599,997	0	2,678,271	0	15,865	131,278	3,425,411

Brad W. Buss	2014	195,646	0	468,250	0	17,640	20,250	701,786
Former Executive Vice President, Finance & Administration, Chief Financial Officer	2013	347,526	0	1,435,968	0	20,629	536	1,804,659
	2012	347,526	6,683	1,673,907	0	3,944	536	2,032,591

Paul D. Keswick	2014	329,077	31,368	717,731	0	55,907	31,280	1,165,362
Executive Vice President, Marketing & IT	2013	329,073	0	1,735,128	0	81,361	1,440	2,147,002
	2012	329,077	0	1,339,135	0	62,354	1,440	1,732,006

J. Daniel McCranie	2014	546,923	0	2,069,798	0	18,767	14,633	2,650,121
Executive Vice President, Sales and Applications (6)	2013	N/A
	2012

Dana C. Nazarian	2014	278,891	0	717,731	0	29,539	30,056	1,056,217
Executive Vice President, Memory Products Division	2013	279,965	0	1,675,296	0	9,642	13,874	1,978,777
	2012	279,968	0	1,161,532	0	3,394	11,182	1,456,076

Thad Trent	2014	268,593	0	330,844	0	31,273	24,495	655,206
Executive Vice President, Finance & Administration, Chief Financial Officer	2013	N/A
	2012

(1)	Represents actual salary earned in fiscal years 2014, 2013 and 2012.
(2)	Represents 40 hours of pay received for seven years of service for Mr. Buss, and 240 hours of pay received for twenty-eight years of service for Mr. Keswick. All regular employees who work at least 20 hours per week are eligible for these service awards.
(3)	The amounts shown represent the number of shares delivered valued at the price determined at the time of grant. At the time of grant, Cypress had initially assumed 100% of the Tier 1 and Tier 2 PARS grants would be achieved, with a TSR factor of 1.0. With these assumptions, the amounts reportable for fiscal year 2014 for each of Cypress’ NEOs would be as follows: Mr. Rodgers, $3,718,500; Mr. Buss, $468,250; Mr. Keswick, $2,010,000; Mr. McCranie, $3,039,000; Mr. Nazarian, $2,010,000; Mr. Trent, $589,300.
(4)	Except for Mr. Keswick, includes bonus amounts earned under Cypress’ KEBP and PBP for services rendered in the respective fiscal years. Mr. Keswick’s bonus amounts also include payments made under its DBP, a bonus plan available only to Cypress’ design and certain product development engineers, a group which Mr. Keswick previously managed. Mr. Keswick earned the following amounts under Cypress’ DBP for fiscal years 2014, 2013 and 2012: $15,303, $71,177 and $75,622, respectively.
(5)

The amounts reported in this column include payments by Cypress of term life insurance premiums for the NEOs. Cypress is not the beneficiary of the life insurance policies. NEOs participate in the same life insurance program as all other Cypress employees, which pays out at one times the employee’s annual base pay. Amounts shown for fiscal years 2012 and 2014 also reflect paid time off cashed out and pay in lieu of holidays by Mr. Rodgers of $126,922 and $40,073, paid time off cashed out by Mr. Nazarian for fiscal years 2012, 2013 and 2014 of $10,768, $13,460 and $28,141 respectively, paid time off cashed out by Mr. Keswick for fiscal year 2014 of $29,840, paid time off cashed out by Mr. Trent for fiscal year 2014 of $23,351, paid time off cashed out by Mr. McCranie for fiscal year 2014 of $3,128.
(6)	Mr. McCranie’s annual salary is $600,000, and the lower value of $546,923 shown in the table is due to the fact that he was employed for less than the full year, based on his hire date of January 23, 2014. Mr. McCranie’s relatively high total compensation is justified by his value to Cypress based on his exceptional qualifications and relevant experience, and was deemed necessary for his engagement.

GRANTS OF PLAN-BASED AWARDS

Fiscal Year Ended December 28, 2014

The following table shows all plan-based awards granted to Cypress’ NEOs during fiscal year 2014:

Name and Principal Position	Grant Date							All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)(6)

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)
		Threshold ($)	Target ($)(3)	Maximum ($)	Threshold (#)	Target (#)(4)	Maximum (#)(5)
T.J. Rodgers	30-Dec-13	—	19,320	210,000	—	—	—	—	—	—	—
President, Chief Executive Officer and Director	30-Dec-13	—	19,320	210,000	—	—	—	—	—	—	—
	29-Mar-14	—	—	—	—	370,000	725,000	—	—	—	3,718,500
	31-Mar-14	—	19,320	210,000	—	—	—	—	—	—	—
	30-Jun-14	—	19,320	210,000	—	—	—	—	—	—	—
	29-Sep-14	—	19,320	210,000	—	—	—	—	—	—	—

Brad W. Buss	30-Dec-13	—	5,116	55,604	—	—	—	—	—	—
Former Executive Vice President, Finance and Administration, Chief Financial Officer	30-Dec-13	—	5,116	55,604	—	—	—	—	—	—	—
	29-Mar-14	—	—	—	—	—	—	—	—	—
	31-Mar-14	—	2,131	23,168	—	—	—	—	—	—	—
	2-May-14	—	—	—	—	—	—	50,000	—	—	468,250
	30-Jun-14	—	—	—	—	—	—	—	—	—	—
	29-Sep-14	—	—	—	—	—	—	—	—	—	—

Paul D. Keswick	30-Dec-13	—	4,844	52,652	—	—	—	—	—	—	—
Executive Vice President, Marketing, Human Resources & IT	30-Dec-13	—	4,844	52,652	—	—	—	—	—	—	—
	29-Mar-14	—	—	—	—	200,000	392,000	—	—	—	2,010,000
	31-Mar-14	—	4,844	52,652	—	—	—	—	—	—	—
	30-Jun-14	—	4,844	52,652	—	—	—	—	—	—	—
	29-Sep-14	—	4,844	52,652	—	—	—	—	—	—	—

J. Daniel McCranie	30-Dec-13	—	—	—	—	—	—	—	—	—	—
Executive Vice President, Sales and Applications	30-Dec-13	—	—	—	—	—	—	—	—	—	—
	30-Jan-14	—	—	—	—	—	—	150,000	—	—	1,531,500
	29-Mar-14	—	—	—	—	150,000	294,000	—	—	—	1,507,500
	31-Mar-14	—	8,832	96,000	—	—	—	—	—	—	—
	30-Jun-14	—	8,832	96,000	—	—	—	—	—	—	—
	29-Sep-14	—	8,832	96,000	—	—	—	—	—	—	—

Dana C. Nazarian	30-Dec-13	—	4,121	44,794	—	—	—	—	—	—	—
Executive Vice President, Memory Products Division	30-Dec-13	—	4,121	44,794	—	—	—	—	—	—	—
	29-Mar-14	—	—	—	—	200,000	392,000	—	—	—	2,010,000
	31-Mar-14	—	4,121	44,794	—	—	—	—	—	—	—
	30-Jun-14	—	4,121	44,794	—	—	—	—	—	—	—
	29-Sep-14	—	4,121	44,794	—	—	—	—	—	—	—

Thad Trent (7)	30-Dec-13	—	2,391	—	—	—	—	—	—	—	—
Executive Vice President, Chief Financial Officer	30-Dec-13	—	2,391	—	—	—	—	—	—	—	—
	29-Mar-14	—	—	—	—	40,000	78,400	—	—	—	402,000
	31-Mar-14	—	3,362	36,541	—	—	—	—	—	—	—
	2-May-14	—	—	—	—	—	—	20,000	—	—	187,300
	30-Jun-14	—	4,055	44,708	—	—	—	—	—	—	—
	29-Sep-14	—	4,055	44,708	—	—	—	—	—	—	—

(1)	Represents potential performance compensation that could be earned under Cypress’ KEBP, PBP and DBP programs in fiscal year 2014. The columns show the amounts that could be earned at the threshold, target and maximum levels of performance. Effective June 2, 2014, Mr. Buss’s KEBP target was reduced to 0% when he reduced his schedule to part time. Mr. McCranie was hired on Jan 23, 2014 and hence his KEBP target was 0% for Q1, 2014.
(2)	Represents 100% Tier 1, Tier 2 and Tier 3 grants made under Cypress’ PARS program in fiscal year 2014. The columns show the stock that could be earned at the threshold, target and maximum levels of performance. Please see the “Option Exercises and Stock Vesting” table for the actual amounts earned in Cypress’ fiscal 2014 by Cypress’ NEOs under its PARS program. The maximum is based on 160% of Tier 1 and Tier 2 with a TSR factor of 1.375. Please see the “Elements of Compensation” section for an explanation of the plan rules.
(3)	Represents the expected achievement at the beginning of the fiscal year. For fiscal year 2014, the actual amounts paid were as follows: Mr. Rodgers, $118.755; Mr. Buss, $17,640; Mr. Keswick, $40,603; Mr. Nazarian, $29,539; Mr. McCranie: $18,766; Mr. Trent: $31,273.

(4)	The following number of shares was delivered in fiscal year 2015. Mr. Rodgers: 132,120; Mr. Buss: 0; Mr. Keswick: 71,416, Mr. McCranie: 53,562; Mr. Nazarian: 71,416; Mr. Trent:14,283. The vesting schedule for each of these grants is 75% vesting on January 20, 2015, and 25% vesting on January 28, 2016.
(5)	25% of the shares granted could not be earned in 2014.
(6)	Represents the target number of shares multiplied at the grant date fair value under FASB ASC Topic 718. See the “Summary Compensation Table” above for shares actually delivered.
(7)	Mr. Trent was promoted to chief financial officer on June 2, 2014. The table includes his full year compensation.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

Fiscal Year Ended December 28, 2014

	Option Awards (1)					Stock Awards (1)
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised/ Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Units of Stock Unvested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (2) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested (3) ($)
T.J. Rodgers	1,251,093	—	—	3.53	6/30/2016	—	—	370,000	5,402,000
President, Chief Executive Officer and Director	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—

Brad W. Buss	131,847	—	—	3.99	10/27/2016	50,000	468,250	—	—
Executive Vice President, Finance and Administration, Chief Financial Officer	90,699	—	—	3.70	8/15/2015	—	—	—	—
	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—

Paul D. Keswick	123,606	—	—	3.99	10/27/2016	—	—	200,000	2,920,000
Executive Vice President, Marketing, Human Resources & IT	37,082	—	—	3.53	2/25/2015	—	—	—	—
	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—

J. Daniel McCranie	—	—	—	—	—	—	—	150,000	2,190,000
Executive Vice President, Sales and Applications	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—

Dana C. Nazarian	3,794	—	—	3.99	10/27/2016	—	—	200,000	2,920,000
Executive Vice President, Memory Products Division	27,383	—	—	4.91	3/8/2016	—	—	—	—
	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—

Thad Trent	7,000	—	—	11.55	5/30/2021	20,000	187,300	40,000	584,000
Executive Vice President, Finance and Administration, Chief Financial Officer	7,200	—	—	11.27	12/18/2020	—	—	—	—
	17,000	—	—	6.17	3/19/2019	—	—	—	—
	15,450	—	—	3.99	10/27/2016	—	—	—	—

(1)	The grants reported above in the “Option Awards” and “Stock Awards” columns were awarded under Cypress’ 2013 Stock Plan. Grants made prior to September 29, 2008 reflect adjustments made, pursuant to the tax free spin-off of SunPower Corporation in which existing awards were multiplied by the SunPower spin-off ratio of 4.12022 to reflect the change in market value of Cypress’ common stock following the distribution to the Cypress stockholders of SunPower Corporation class B common stock.
(2)	The vesting date of all listed Equity Incentive Plan Awards is January 20, 2015.
(3)	The amounts are based on the outstanding grants as of the end of fiscal 2014 and fiscal year ending value of $14.60 per share.

OPTION EXERCISES AND STOCK VESTING

Fiscal Year Ended December 28, 2014

Named Executive Officer	Option Awards		Stock Awards
		Value Realized Upon Exercise (1) ($)	Number of Shares Acquired Upon Vesting (#)	Value Realized Upon Vesting (2) ($)
T.J. Rodgers	1,450,411	10,601,241	208,800	2,044,152
Brad W. Buss	209,016	2,265,691	129,600	1,268,784
Paul D. Keswick	—	—	156,600	1,533,144
J. Daniel McCranie	—	—	150,000	1,530,000
Dana C. Nazarian	—	—	151,200	1,480,248
Thad Trent	18,561	118,067	39,093	400,059

(1)	Amount shown reflects the difference between the option exercise price and the market value of the underlying shares on the exercise date multiplied by the number of shares covered by the option. All shares and dollar values are before required tax payments.
(2)	The actual amount released to the NEOs represents the total shares multiplied by the market value on the date released. All shares and dollar values are before required tax payments.

NON-QUALIFIED DEFERRED COMPENSATION

Fiscal Year Ended December 28, 2014 (1)

Named Executive Officer	Executive Contribution in the Last Fiscal Year (2) ($)	Cypress Contribution in the Last Fiscal Year ($)	Aggregate Earnings in the Last Fiscal Year (3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
T.J. Rodgers	518,066	—	593,404	—	11,361,660
Brad W. Buss	—	—	508,101	—	1,684,968
Paul D. Keswick	—	—	—	—	—
J. Daniel McCranie	—	—	—	—	—
Dana C. Nazarian	—	—	22,457	—	352,878
Thad Trent	77,144		13,224		301,641

(1)	Cypress’ deferred compensation plan provides certain key employees, including executive management, with the ability to defer the receipt of compensation in order to accumulate funds for retirement on a tax-deferred basis. Each participant in Cypress’ deferred compensation plans may elect to defer a percentage of their compensation (annual base salary, cash bonuses and any cash sales commissions) and invest such deferral in any investment that is available on the open market. Cypress does not make contributions to the deferred compensation plan and does not guarantee returns on the investments. Participant deferrals and investment gains and losses remain as Cypress liabilities and the underlying assets are subject to claims of general creditors. Withdrawals and other distributions are subject to the requirements of U.S. Internal Revenue Code Section 409A.
(2)	100% of executive contributions to the non-qualified deferred compensation plan are reported in the Summary Compensation Table.
(3)	0% of aggregate earnings in the non-qualified deferred compensation plan are reported in the Summary Compensation Table.

DIRECTOR COMPENSATION

Non-Employee Director Cash Compensation

Cypress’ non-employee directors are paid an annual fee for serving on the Cypress board, plus additional fees based on their committee service. Cash fees have not changed since 2009. The table below shows the cash compensation for Cypress non-employee board members in fiscal year 2014.

Position	2014 Annual Fees ($) (1)
Non-employee director retainer	50,000
Board chairman	30,000
Audit Committee chairman	20,000
Audit Committee member	15,000
Compensation Committee chairman	15,000
Compensation Committee member	10,000
Nominating and Corporate Governance Committee chairman	5,000
Nominating and Corporate Governance Committee member	5,000
Operations Committee	2,500	(2)

(1)	Excluding the Operations Committee fees, which are paid per meeting.
(2)	Fee paid for each of the Company’s quarterly operations meetings attended

In addition to the retainer and meeting fees described above, non-employee directors are also reimbursed for travel and other reasonable out-of-pocket expenses related to attendance at Cypress board and committee meetings, business events on behalf of Cypress, and seminars and programs on subjects related to their responsibilities.

Non-Employee Director Equity Compensation

Upon their initial appointment to the Cypress board, each non-management director is granted an equity award with a grant date value of approximately $175,000, which vests annually over three years. Directors who are elected at Cypress’ annual stockholders meeting receive an equity grant equal to approximately $175,000, which vests the day before the next annual stockholders meeting (which we refer to as the annual equity grant). Any new director appointed by the Cypress board in between annual stockholder meetings will receive the annual equity grant, but with a value that is pro-rated for the number of months the director serves until Cypress’ next annual stockholders meeting. All such awards are subject to the limitations set forth in Cypress’ stock plan.

Director Compensation

Fiscal Year Ended December 28, 2014

Director	Year	Fees Earned or Paid in Cash ($)	Stock Awards (1) ($)	Option Awards (2) ($)	All Other Compensation ($)	Total ($)
W. Steve Albrecht (3)	2014	90,000	175,000	—	—	265,000
Eric A. Benhamou (4)	2014	120,000	175,000	—	—	295,000
James R. Long (5)	2014	70,000	175,000	—	—	245,000
J.D. Sherman (6)	2014	65,000	175,000	—	—	240,000
Wilbert van den Hoek (7)	2014	170,000	175,000	5,973	—	350,973
Robert Y. L. Mao (8)	2014	40,000	349,999	—	—	389,999

(1)

The value reported in the “Stock Awards” column represents the aggregate grant date fair value of awards granted in fiscal year 2014, as determined pursuant to ASC 718. The amount shown for each director reflects the grant date fair value of a grant for 18,421 shares made on May 9, 2014, except for Mr. Mao who received additional 18,421 shares for his initial director grant upon his joining the Cypress board in May 2014. The value shown in this column represents actual delivered value prior to the payment of taxes. The directors had the following number of unvested restricted stock units at the end of fiscal year 2014: each of Messrs. Albrecht, Benhamou, Long, Sherman and van den Hoek, 18,421 shares. Mr. Mao had 36,842 of unvested restricted stock units at the end of fiscal 2014.
(2)	No stock option awards were granted to Cypress’ directors in fiscal year 2014. The following aggregate number of option awards was outstanding at the end of fiscal year 2014: Mr. Albrecht, 9,614 shares; Mr. Benhamou, 164,808 shares; Mr. Long, 71,420 shares; each of Messrs. Sherman, van den Hoek and Mao, 0 shares. Mr. van den Hoek received a stock option grant for 100,000 shares in Deca Technologies stock, a Cypress subsidiary, upon his joining Deca’s technical advisory board. At the end of fiscal 2014, 8,334 shares of Mr. van den Hoek’s Deca option grant were unvested.
(3)	Amount includes $50,000 Cypress board retainer fee. $20,000 Audit Committee chairman fee, $15,000 Audit Committee member fee, and $5,000 Nominating and Corporate Governance Committee member fee.
(4)	Amount includes $50,000 Cypress board retainer fee, $30,000 for Cypress board chairmanship, $15,000 Audit Committee member fee, $15,000 Compensation Committee chairman fee, and $10,000 Compensation Committee member fee.
(5)	Amount includes $50,000 Cypress board retainer fee, $5,000 Nominating and Corporate Governance Committee chairman fee, $5,000 Nominating and Corporate Governance Committee member fee and $10,000 Compensation Committee member fee.
(6)	Amount includes $50,000 Cypress board retainer fee, and $15,000 Audit Committee member fee.
(7)	Amount includes $50,000 Cypress board retainer fee, $5,000 Nominating and Corporate Committee member fee, and $115,000 for attendance at Cypress’ operations review meetings as member of the Operations Committee.
(8)	Amount includes $50,000 Cypress board retainer fee and $10,000 Compensation Committee member fee, pro-rated to Mr. Mao’s start date of May 2014.

Cypress Potential Payments Upon Termination or Change In Control

None of the Cypress NEOs have individualized severance or change-of-control agreements. They serve at the will of the Cypress board, which enables Cypress to set the terms of any termination of employment.

SPANSION EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

SPANSION COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The following describes Spansion’s executive compensation program, including total 2014 compensation for its named executive officers (which we refer to as NEOs), listed below:

•	John H. Kispert, president and chief executive officer; and

•	Randy W. Furr, corporate executive vice president and chief financial officer.

Executive Summary

About Spansion

Spansion is a global leader in embedded systems solutions. Spansion’s flash memory, microcontrollers, analog and mixed-signal products drive the development of fast, intelligent, secure and energy efficient electronics. Spansion is at the heart of electronic systems, connecting, controlling, storing and powering everything from automotive electronics and industrial systems to the highly interactive and immersive consumer devices that are enriching people’s daily lives.

2014 Company Performance

2014 was a transformational year for Spansion in many ways, and Spansion is proud of its accomplishments.

Spansion was able to execute on its strategy to provide complementary technologies to transition to an embedded systems provider through its successful integration of the acquired Fujitsu microcontroller and analog business, and intends to continue that strategy with the proposed merger with Cypress. These initiatives allow Spansion to maintain significant progress towards developing embedded system on chip solutions, combining its flash memory with software and adjacent technologies to create system solutions for Spansion’s customers.

In 2014, financial performance improved with revenue growing by more than 28% with an increase in gross margin. As a result, Spansion earnings grew by more than its revenue. In addition, Spansion improved its balance sheet as net debt (cash less debt) was reduced by over $80 million year over year.

Spansion also grew its technologies, products, financial and brand positions. Spansion redefined itself as an innovator in the semiconductor market and leader of embedded systems solutions for automotive, industrial, IoT, consumer and communications. Spansion gained strong momentum across its flash memory, MCUs, analog products, and developed its first SoC families that integrate both flash and MCUs. Spansion’s recent merger announcement with Cypress will allow it to strengthen its ability to invest more funds in R&D to bring more innovative systems to the market in the years ahead.

In addition to the above, Spansion had the following achievements in 2014:

•	introduced breakthrough HyperbusTM interface and HyperFlashTM memory

•	significantly grew the NAND business and expanded its product portfolio, qualifying Spansion’s first eMMC products

•	launched 3D NAND development with XMC

•	introduced ARM Cortex® R5 TraveoTM MCU product family, incorporating Spansion’s Flash and Microcontroller technologies

•	achieved Spansion’s first automotive and first consumer product design based on its leading 40nm eCT technology

•	began transferring Fujitsu products to Spansion’s Fab 25

•	executed on additional significant patent license agreements and filed 34 new patent applications

Spansion is committed to aligning executive pay with company performance. As part of the Spansion compensation committee’s oversight of Spansion’s executive pay program, Spansion has developed an ongoing and active approach to stockholder engagement on executive pay issues. During 2013 and 2014 Spansion engaged directly with more than 15 of its stockholders representing at least 50% of Spansion’s stock ownership. Conversations with these stockholders were constructive and provided important input into the Spansion compensation committee’s work on Spansion’s pay program. At Spansion’s annual meeting of stockholders held in May 2014, approximately 89% of Spansion stockholders voted in favor of Spansion’s Say on Pay proposal. Spansion believes that its improved stockholder vote on Say on Pay, from 49.9% at the 2013 annual meeting of stockholders, was a result of these informative and meaningful communications, along with Spansion’s subsequent modifications to its pay programs. Based in part on the feedback from stockholders, the Spansion compensation committee approved multiple additional changes to the NEO’s pay program for 2014:

Stockholder Concerns	2014 Actions
Target pay levels were high

•     Reduced target annual incentive opportunity for chief executive officer and chief financial officer

•     Maintained target overall positioning of chief executive officer and chief financial officer pay at the 75th percentile

•     Eliminated three largest peers from compensation peer group which had revenues in excess of Spansion’s company revenues

Chief executive officer and chief financial officer program was difficult to understand	• Chief executive officer and chief financial officer moved back onto corporate annual incentive plan

Performance Stock Unit (PSU) program was not fully aligned with best practices

•     Lengthened the performance period for the PSUs granted in 2014 from two consecutive 18-month periods to one 36-month period

•     Full earning of PSUs continues to be measured by relative total shareholder return (TSR) over 36-month period

•     Added 2014 non-GAAP earnings per share (non-GAAP EPS) growth as a metric

For fiscal 2013 and 2014, non-GAAP EPS is defined as non-GAAP Net Income divided by Non-GAAP diluted shares outstanding. Non-GAAP Net Income is defined as GAAP Net Income excluding, as applicable, amortization of intangibles, equity compensation expense, merger, acquisition and integration related costs, defensive litigation reserves, adjustments to restructuring reserves, financing arrangements related costs, accretion of interest on the senior exchangeable notes, gain on recovery of impaired investments and costs related to headquarters relocation. Non-GAAP diluted shares outstanding is calculated by adding the dilutive potential common shares outstanding to the weighted average number of common shares outstanding during the fiscal year. Dilutive potential common shares are calculated using the treasury stock method, adjusted to exclude from assumed proceeds the unrecognized compensation costs for future services, as such costs are excluded in the calculation of Non-GAAP Net Income.

The initiatives above were part of Spansion’s continuing strategy to modify its programs. Changes made in 2013 were as follows:

Stockholder Concerns	2013 Actions
Pay was too high for performance delivered

•     Reduced target overall positioning of chief executive officer and chief financial officer pay alongside the peers in Spansion’s compensation peer group from the 90th percentile to 75th percentile

•     Eliminated two largest peers from compensation peer group which had revenue in excess of Spansion’s company revenues, and added two smaller semiconductor companies that more closely compare with Spansion’s revenues

PSU program was not fully aligned with best practices and was difficult to understand

•     Introduced PSU program performance metric based on relative TSR over three years

•     Separated performance- and time-based restricted stock units

•     Lengthened the performance period for the PSUs to two consecutive 18-month periods to fully earn these shares

•     Eliminated carry-forward of unvested PSUs for under-performance

•     Eliminated opportunity to accelerate earning of PSUs for over-performance

Corporate governance features could be enhanced

•     Adopted stock ownership requirements

•     Adopted a compensation recovery (“clawback”) policy

•     Amended the insider trading policy to specifically prohibit the pledging of Spansion securities in addition to the existing prohibition on hedging

Chief Executive Officer Pay Relative to Annual TSR

While Spansion continues to monitor and manage the pay of its chief executive officer relative to its peer companies, adjusting it downward to meet Spansion’s positioning objectives above, the trend in Mr. Kispert’s reported pay has generally aligned with Spansion’s year-over-year TSR performance, as illustrated below:

Compensation Program Objectives

Each January, the Spansion compensation committee sets rigorous performance goals relating to revenue and operating margin for Spansion’s compensation programs. The specific revenue and operating margin performance goals — at threshold, target and maximum levels are shown below. Spansion exceeded the threshold for its revenue goal, and exceeded the maximum for its non-GAAP operating margin objective. This resulted in a Company Performance Multiplier of 138.8%. Spansion’s equity based performance-based compensation was paid out at 138.8% of target in accordance with plan guidelines, illustrating Spansion’s pay for performance commitment.

	Threshold	Target	Maximum	Results
Non-GAAP Revenue ($M)	1,202	1,307	1,464	1,252
Non-GAAP Operating Margin	3.7%	4.7%	6.7%	7.4%

For fiscal 2014 non-GAAP revenue and GAAP revenue were the same. For fiscal 2014, non-GAAP operating margin is defined as GAAP operating margin excluding amortization of intangibles, equity compensation expense, merger, acquisition and integration related costs, defensive litigation reserves, adjustments to restructuring reserves and costs related to headquarters relocation.

Summary of 2014 Compensation Actions

The Spansion compensation committee considered Spansion stockholder feedback and the performance above in making 2014 pay decisions. The elements of the pay program are described in more detail in the section entitled “—Compensation Program Philosophy, Process and Objectives” beginning on page 189 of this joint proxy statement/prospectus, but key decisions for 2014 are as follows:

(a)	Reduced targeted annual incentive plan compensation level for the chief executive officer and chief financial officer.

•	Messrs. Kispert and Furr were reinstated into the annual incentive plan effective January 2014. To better align total cash compensation within Spansion’s 2014 compensation peer group, the annual incentive opportunity for Mr. Kispert was reduced from 200% to 125% of base salary, and for Mr. Furr from 125% to 80% of base salary. No base salary adjustments were made as a result of this reduction.

(b)	Maintained targeted overall positioning at the 75th percentile.

•	The long term incentive plan awards were set such that the total direct compensation opportunity for the chief executive officer and chief financial officer was targeted at the 75th percentile of Spansion’s peer group.

(c)	Modified targeted mix of equity awards in connection with the annual equity grants.

•	Annual equity awards granted in January of 2014 to Spansion’s NEOs were comprised of 50% performance stock unit awards (which we refer to as PSUs) and 50% restricted stock unit awards (which we refer to as RSUs), in alignment with the remainder of the executive team reporting to the chief executive officer. RSUs granted to Spansion’s NEOs will continue to vest over three years.

(d)	Further refined the PSU program.

•	The vesting period for annual PSU grants is now one three-year period (prior grants had two consecutive 18-month periods).

•	An internal non-GAAP EPS growth metric was added in 2014. Shares are earned based on 2014 non-GAAP EPS growth over 2013 non-GAAP EPS.

•	Shares earned also vest based on Spansion’s three-year TSR performance relative to the S&P Semiconductor Index (rather than the compensation peer group used in the 2013 grant).

•	As few as 0% and as many as 150% of PSUs granted may vest, depending upon performance against objectives. The maximum vesting opportunity increased from 100% from the 2013 plan to provide additional incentive for Spansion’s NEOs to exceed Spansion’s new non-GAAP EPS growth objective, and to achieve TSR at or above the 75th percentile of the broader S&P Semiconductor Index over the longer three-year period.

(e)	Provided a discretionary performance-based RSU award in November of 2014.

•	The purpose of the award is to compensate the NEOs for performance in 2014 and to encourage retention.

•	The award was contingent on the achievement of Spansion’s 2014 financial objectives (above).

•	The award vests through January 2017.

(f)	At the discretion of management and the Spansion board, Spansion decided not to pay a short-term cash incentive to the NEOs for 2014.

Compensation Program Philosophy, Process and Objectives

The compensation program for Spansion’s NEOs is designed to:

•	retain, recognize and reward executives for achieving both company and individual performance objectives in support of Spansion’s business strategy;

•	provide competitive pay opportunities relative to the compensation peer group (as described below in the section entitled “Additional Aspects of Spansion’s Compensation Programs” beginning on page 195 of this joint proxy statement/prospectus);

•	align the respective interests of Spansion’s NEOs and stockholders through compensation that varies based on achievement of financial objectives; and

•	maintain flexible pay programs that can be modified to respond to changes in competitive trends and Spansion’s business strategy and financial position.

The chief executive officer evaluates the performance of each of the senior executives including the chief financial officer, and presents the evaluations to the Spansion compensation committee for review and approval. As part of this evaluation, the chief executive officer considers each NEO’s contributions, role and responsibilities, and leadership abilities. The chief executive officer also considers the competitive market for comparable executives in the compensation peer group. The Spansion compensation committee performs an independent evaluation of the chief executive officer’s performance. Following this review, the Spansion compensation committee sets the compensation for the chief executive officer and for the other NEOs, generally in January of each year.

Spansion’s performance-based compensation, including cash and equity, is structured so that when corporate performance meets or exceeds established objectives Spansion’s NEOs have an opportunity to receive incentive compensation equal to or greater than comparable market targets. When Spansion’s corporate performance does not meet its established objectives, Spansion’s NEOs receive incentive compensation that is generally below comparable market targets.

2014 Executive Compensation Components

Spansion seeks to achieve the compensation program objectives through three principal compensation components:

•	base salary;

•	short-term incentive compensation; and

•	long-term equity incentive compensation

As well as other programs including:

•	change of control agreements;

•	equity ownership guidelines;

•	a compensation recovery (“clawback”) policy; and

•	other benefits which are, in general, also provided to a broader portion of the workforce other than the NEOs

Spansion’s 2014 compensation programs specifically do not allow for:

•	tax “gross ups”;

•	hedging or pledging of stock; or

•	material perquisites such as company airplanes and club memberships

Pay Component Mix for 2014

The 2014 targeted pay component mix, assuming target annual incentives and grant date equity values, for each of Spansion’s NEOs is depicted below:

Pay Component Mix at Target as a % of Total Pay (1)

(1)	Excludes Other Compensation(<1%); We used grant date value to determine the percentages shown above for the for RSUs and PSUs

Approximately 52% of Mr. Kispert’s targeted 2014 compensation and 48% of Mr. Furr’s targeted 2014 compensation were based on performance against specific financial objectives and stock price growth.

Compensation Component Descriptions

Base Salary. Spansion provides base salaries to compensate NEOs for services performed during the fiscal year. Each executive officer’s salary is intended to reflect the individual’s job responsibilities and value to Spansion in terms of expertise and performance, considering competitive market data.

Short-Term Incentive Compensation

Employee Incentive Plan. The Employee Incentive Plan (which we refer to as the EIP) is Spansion’s annual cash bonus plan. Under the EIP, cash incentive awards are earned based on achievement of revenue and operating margin goals, and for Spansion’s chief financial officer are subject to adjustment based on the achievement of specific individual performance goals.

Award Calculations.

The EIP provides the following formula for determining the cash incentive award for Spansion’s chief executive officer:

The EIP provides the following formula for determining the cash incentive award for Spansion’s chief financial officer:

Participant Target. The Spansion compensation committee also sets the target annual cash incentive opportunity for fiscal 2014 (expressed as a percentage of annual base salary) for each NEO, based on the compensation peer group data analysis conducted internally with guidance from its external compensation consultants. As mentioned above, Messrs. Kispert and Furr were reinstated into the annual incentive plan effective January 2014. To better align total cash compensation within Spansion’s 2014 compensation peer group, the annual incentive opportunity for Mr. Kispert was reduced from 200% to 125% of base salary, and for Mr. Furr from 125% to 80% of base salary. No base salary adjustments were made as a result of this reduction.

Company Performance Multiplier. The Company Performance Multiplier is determined based on performance against company objectives (revenue and operating margin for 2014). The Company Performance Multiplier ranges from 0% for achievement below the threshold objectives, to 100% for achievement at target, to 200% for achievement at or above the maximum objectives. If any of the threshold objectives were not achieved, Spansion’s NEOs would not have earned an annual cash incentive award for fiscal 2014. Mr. Kispert’s award is based solely on the Company Performance Multiplier.

Individual Performance Modifier. Mr. Furr has individual annual performance objectives that are approved by the Spansion compensation committee. For 2014, these generally required contributions to: achievement of the corporate financial metrics, continued integration of the microcontroller and analog business, and management of Spansion’s long-term financial health, including analyzing the benefits of, and acting upon, potential mergers and acquisitions. This modifier, recommended by the chief executive officer, provides for an adjustment to the annual incentive bonus of 0% to 150% based on achievement of these objectives.

Long-Term Equity-Based Incentive Compensation

The Spansion compensation committee, with input from management and its independent advisor, determined that the appropriate target equity mix for 2014 for Spansion’s NEOs was approximately 50% PSUs and 50% RSUs.

As noted above in the section entitled “Executive Summary” beginning on page 185 of this joint proxy statement/prospectus, based on inputs from Spansion stockholders, the Spansion compensation committee changed the design of the PSU program for awards granted in both 2013 and 2014 to both increase the timeframe of the performance period and introduce an external (relative) TSR metric. Spansion also added a 1-year (absolute) non-GAAP EPS growth metric.

Award Vesting. The vesting provisions for Spansion’s 2014 annual equity awards are described below. Information on actual vesting of equity awards during 2014 can be found in the table entitled “—Option Exercises and Stock Vested for Fiscal 2014” on page 203 of this joint proxy statement/prospectus. Information on the vesting terms of equity awards made to Spansion’s NEOs in November 2014 can be found in the section entitled “—Pay Actions for 2014—November 2014 Equity Award” beginning on page 193 of this joint proxy statement/prospectus. Information on the terms applicable in connection with a change of control, such as the merger with Cypress, can be found in the section entitled “—Equity Award Vesting upon a Change of Control” beginning on page 194 of this joint proxy statement/prospectus.

•	January 2014 PSUs (50% of total targeted annual equity award):

•	The award has a three-year performance period (January 31, 2014 to January 31, 2017).

•	The one-year (2014 vs. 2013) non-GAAP EPS growth objective must be met in order for any units to be eligible for vesting at the end of three years.

•	The number of PSUs earned after one year can vary from 0% to 125% of the units granted based on non-GAAP EPS growth as follows:

Goal	2013 to 2014 Non-GAAP EPS Growth	Earnings Multiplier
Maximum	15%	125%
Target	5%	100%
Threshold	0%	50%
<Threshold	<0%	0%

•	PSUs become eligible to vest at the end of three years from grant date, or January 31, 2017.

•	The number of units vesting will be modified based on Spansion’s three-year TSR relative to the S&P Semiconductor Index:

Relative TSR	Modification to Award
Top Third	+25%
Middle Third	0%
Bottom Third	-25%

•	The maximum number of units that can be earned and then vested is 150% of the original number of units.

•	January 2014 RSUs (50% of total targeted annual equity award):

•	One-third of the RSU award vests annually on the first anniversary of the grant date, then the award vests quarterly thereafter, such that the award is fully vested in three years.

Pay Actions for 2014

Base Salary. The Spansion compensation committee agreed with the chief executive officer’s recommendation to not increase base salaries for Spansion’s NEOs in 2011, 2012, and 2013. Base salaries were reduced in 2013 and then were reinstated in early January of 2014. Mr. Kispert’s salary was reduced by 15% and Mr. Furr’s salary was reduced by 10% in July of 2013. The current annual base salaries are $900,000 and $440,000 for Messrs. Kispert and Furr, respectively.

2014 EIP Awards. At the discretion of management and the Spansion board, Spansion decided not to pay a short-term cash incentive to the NEOs for 2014.

2014 Performance Metrics

The Spansion compensation committee approved, in January of 2014, revenue and operating margin objectives for 2014.

The 2014 performance objectives were set by the Spansion compensation committee at very aggressive levels. To fund the 2014 performance-based equity plans, revenue and operating margin performance were required to at least meet 92% and 79%, respectively, of the stated target objective; otherwise, the plans would not be funded. Spansion’s actual performance against its stated objectives, as shown in the section entitled “—Compensation Program Objectives” beginning on page 188 of this joint proxy statement/prospectus was 96% of its revenue objective and 157% of its operating margin objective, resulting in a Company Performance Multiplier of 138.8%.

As described above, PSUs awarded in 2014 for Spansion’s NEOs will vest upon the achievement of a threshold level of Spansion’s non-GAAP EPS growth goal, modified by TSR performance relative to the S&P Semiconductor Index. The maximum award will vest if Spansion achieves 15% non-GAAP EPS growth and TSR in the top third of the Index. Spansion achieved 31% non-GAAP EPS growth, resulting in an Earnings Multiplier of 125% for the January 2014 PSUs, which are now subject to additional vesting and modification based on the three-year TSR performance as explained above.

2014 Equity Awards

January 2014 Annual Equity Award. The annual awards for Messrs. Kispert and Furr, approved by the Spansion compensation committee in January of 2014, were set such that their total direct compensation, including base salary, the value of their targeted EIP award for 2014, and the estimated value of their equity awards, approximated the 75th percentile of Spansion’s 2014 compensation peer group. The table below displays the annual 2014 PSU and RSU awards:

Named Executive Officer	2014 PSU Awards	2014 RSU Awards
John H. Kispert	140,000	140,000
Randy W. Furr	44,000	44,000

November 2014 Equity Award. The purpose of the award is to compensate the NEOs for performance in 2014 and to encourage retention. The award, in the form of RSUs, would be earned upon at least 100% achievement against Spansion’s 2014 revenue and operating margin objectives. However, they would not be fully vested until January of 2017. Grant date values were estimated to be roughly equal to 150% of the 2014 EIP target. If earned, the award vests as follows: 40% on January 30, 2015, 40% on January 30, 2016 and 20% on January 30, 2017. The table below displays the November 2014 PSU Awards for the NEOs:

Named Executive Officer	November 2014 PSU Awards
John H. Kispert	84,375
Randy W. Furr	26,400

Equity Award Vesting during 2014

The Option Exercises and Stock Vested for Fiscal 2014 table on page 203 shows vesting in 2014 for equity grants made to the NEOs in 2011, 2012, 2013 and 2014.

•	The 2011, 2012 and November 2014 PSU grant vesting is as follows, based on performance against Spansion’s revenue and operating margin objectives for 2014:

•	For the 2011 grant, 138.8% of the eligible shares vested.

•	For the 2012 grant, the maximum shares that could be earned were limited due to over-achievement in prior years. While 138.8% of eligible shares would have otherwise vested based on performance (115,666 shares for Mr. Kispert and 60,146 for Mr. Furr), the vested shares were capped at the lower amounts shown above.

•	For the November 2014 grant, 100% of the eligible shares vested.

•	The 2013 PSU grant year vesting represents 100% performance for the first 18-month period of the award based on Spansion’s TSR performance in the top 25% of Spansion’s peer companies.

•	The vesting provisions for the 2013 award were as follows:

•	The award has two 18-month performance periods (February 1, 2013 to July 31, 2014 and August 1, 2014 to January 31, 2016).

•	50% of the award is eligible to vest at the completion of each performance period.

•	Spansion’s TSR is compared to the TSR of the 2013 compensation peer group.

•	Shares vest for the given period per the following table, interpolated for performance falling between the noted percentiles.

•	Performance at the 75th percentile or higher is required for all PSUs to vest.

•	If TSR is below the 25th percentile for a specific performance period, that portion of the award is forfeited with no subsequent opportunity to be earned.

Goal	Rank	Vesting Multiplier
Maximum	75th Percentile	100%
Target	50th Percentile	50%
Threshold	25th Percentile	25%
<Threshold	<25th Percentile	0%

Equity Award Vesting upon a Change of Control

General Vesting of Equity Awards upon a Change of Control

Prior to May 2014 and in limited circumstances during or after May 2014, the Spansion board had historically granted all options, RSUs and PSUs with full acceleration rights in the event of a “change in control,” as such term is defined in the Spansion 2010 Equity Incentive Award Plan. This includes the annual equity grants made to the NEOs in January 2014. A “change in control,” as such term is defined in the Spansion 2010 Equity Incentive Award Plan, includes a transaction whereby any person or group of persons directly or indirectly acquires beneficial ownership of securities of Spansion possessing more than 50% of the total combined voting power of Spansion’s securities outstanding immediately after such transaction, as well as a merger in which the holders of the voting securities of Spansion outstanding immediately before the merger fail to hold at least a majority of the combined voting power of the entity that will control Spansion after the merger. The merger agreement provides that Cypress and Spansion agree the merger will constitute a change in control for the purposes of outstanding Spansion equity awards. Accordingly, the unvested options, RSUs and PSUs that were granted to Spansion’s NEOs with an acceleration feature triggered upon a change in control will accelerate vesting at the effective time of the merger, subject to the award holder’s continued service through the effective time of the merger.

November 2014 Equity Award

In the event that Spansion meets or exceeds its financial performance target level of 100% on the 2014 annual bonus matrix as approved by the Spansion compensation committee and the NEO remains a continuous service provider on the applicable vesting date, the PSUs will vest in incremental percentages equal to 40% on January 30, 2015, 40% on January 30, 2016, and 20% on January 30, 2017. If the NEO is terminated by Spansion without “cause” and as long as the financial performance targets applicable to the PSUs have been met as of the 2014 fiscal year-end, that NEO’s PSUs will accelerate in full on the date of such termination by Spansion. If the PSUs are outstanding as of the effective time of the merger, then they shall be assumed by Cypress and converted into an RSU award in respect of the number of whole shares of Cypress common stock equal to 2.457 multiplied by the number of shares of Spansion common stock subject to the Spansion RSU award, with such product rounded down to the nearest whole share of Cypress common stock.

Additional Aspects of Spansion’s Compensation Programs

Roles and Responsibilities

Spansion Compensation Committee

The role of the Spansion compensation committee is to oversee Spansion’s compensation strategies and programs for its executive officers, including total compensation for Spansion’s NEOs as discussed above in the section entitled “Compensation Program Philosophy, Process and Objectives” beginning on page 189 of this joint proxy statement/prospectus.

Compensation Consultant

The Spansion compensation committee has the authority to retain and terminate any independent, third-party compensation consultants and to obtain advice and assistance from internal and external legal, accounting and other advisors. The Spansion compensation committee regularly evaluates the performance of its advisors and considers other advisors as it believes that alternative points of view can be in Spansion’s best interest.

In September 2013, the Spansion compensation committee selected the Semler Brossy Consulting Group LLC (which we refer to as Semler Brossy) as its independent compensation consultant for fiscal 2014. The Spansion compensation committee determined that the firm is independent and that their engagement did not present any conflict of interest. The advisor reports directly to the Spansion compensation committee, which has the sole authority to direct their work. Semler Brossy has not performed and do not currently provide any services to management or Spansion, other than the services provided to the Spansion compensation committee.

Management and Human Resources

The role of management, with support and advice from Spansion’s human resources team and the Spansion compensation committee’s compensation consultant, is to design Spansion’s executive compensation programs, policies and governance and make recommendations to the Spansion compensation committee regarding these matters. Responsibilities include, among other things:

•	reviewing the effectiveness of the compensation programs, including competitiveness and alignment with Spansion’s objectives;

•	recommending changes to compensation programs, as may be required, to ensure achievement of all program objectives;

•	recommending salaries, bonuses and other awards for NEOs other than the chief executive officer; and

•	reviewing and making recommendations with respect to the adoption and approval of, or amendments to, company-wide incentive compensation plans.

Market Positioning

Spansion emerged from bankruptcy in May of 2010. The chief executive officer of Spansion, Mr. Kispert, and the chief financial officer of Spansion, Mr. Furr, joined Spansion in 2009 and led Spansion successfully out of bankruptcy. Their pay was positioned above the 75th percentile at that time because the Spansion board believed it was necessary to attract and motivate such extraordinarily talented executives and to achieve the emergence from bankruptcy as quickly and effectively as possible.

Key achievements since they joined Spansion in 2009 include:

•	successfully navigating Spansion through the bankruptcy process with a timely emergence;

•	restoring profitability;

•	restructuring Spansion’s balance sheet;

•	exiting unprofitable businesses;

•	consistently producing superior operating results compared to the competition; and

•	investing in new diverse and profitable businesses, such as the acquisition of the Fujitsu analog and microcontroller business and the proposed merger with Cypress.

Spansion began targeting total direct compensation for Messrs. Kispert and Furr at no greater than the 75th percentile in 2013, with approximately 50% of targeted compensation directly tied to performance. Spansion believes that it is appropriate to compensate its chief executive officer and chief financial officer at this level for the following reasons:

•	to reward their outstanding performance, including 18 consecutive quarters of positive non-GAAP operating profit;

•	to compensate them for the continuing challenges of essentially “re-starting” Spansion which requires a different skill set than a typical chief executive officer or chief financial officer at companies Spansion’s size; and

•	to maintain consistency with prior pay programs and levels and to transition directionally the compensation programs to be more consistent with a maturing company with a lower risk profile. This approach balances retention of key executives with more appropriate compensation levels based on Spansion’s performance, industry and peer company revenue size.

Actual compensation positioning may vary within a reasonable range of the targeted philosophy based on additional factors, including current market conditions, the degree to which Spansion jobs align with peer group market data, wide fluctuations in market data from year-to-year (especially grant date equity values), corporate performance and individual performance.

Spansion will continue to monitor the structure of its total direct compensation to ensure its pay is aligned within the compensation peer group while maintaining what it believes to be an appropriate reward and retention structure for the value they bring to Spansion and Spansion’s evolution.

Compensation Peer Group

In selecting a peer group, the Spansion compensation committee considers the following:

•	companies within the semiconductor industry plus a limited number of companies within adjacent industries, such as the software and semiconductor equipment industries, to better reflect Spansion’s talent pool;

•	companies with revenue generally between $540 million and $2.7 billion (approximately 0.4 to 2.0 times Spansion’s projected revenue); and

•	other indicators of similarity such as number of employees, location and scope of international operations.

Where companies in the peer group fell outside of the parameters noted above, they were considered key competitors within Spansion’s business and/or represented competitors for key talent.

For 2014, the Spansion compensation committee determined that it was most appropriate, in part based on feedback from Spansion’s investors, to select a peer group in which Spansion would be closer to the median in terms of annual revenues. As a result, the three peers with the highest reported 2012 revenue (Analog Devices Inc., LSI Corporation, and Maxim Integrated Products) were removed. Otherwise, the 2014 peer group remained unchanged. This peer group was used for making 2014 compensation recommendations for the NEOs.

2014 Compensation Peer Group
Altera Corp.	Microchip Technology Inc.
Atmel Corp.	Microsemi Corp.
Cadence Design Systems Inc.	PMC Sierra Inc.
Cypress Semiconductor Corp.	RF Micro Devices Inc.
Fairchild Semiconductor International Inc.	Skyworks Solutions, Inc.
International Rectifier Corp.	Synopsys Inc.
Intersil Corp/DE	Teradyne Inc.
Mentor Graphics Corp.

These are not necessarily the same companies with which Spansion competes in the flash memory, microcontroller, and analog businesses. While some such companies are included (for example, Fairchild Semiconductor and Microchip Technology), others, such as Micron, Winbond, Macronix, ON Semiconductor and Freescale, are not included in the compensation peer group because they are much larger than Spansion or are headquartered outside of the United States.

2015 Peer Group

For 2015, the Spansion compensation committee determined that the 2014 compensation peer group continued to meet Spansion’s criteria and will remain in place for making compensation decisions for 2015.

Change of Control Severance Agreements

The Spansion compensation committee recognizes that from time to time Spansion may consider potential transactions, such as the merger, that could result in a change of control of the ownership and management of Spansion. Therefore, the Spansion compensation committee determined that it is in the best interests of Spansion and Spansion stockholders to provide the NEOs with an incentive in the form of certain benefits to maintain their focus and dedication to Spansion notwithstanding a possible transaction that could result in a change of control. Generally, change of control benefits under the change in control severance agreements for the NEOs are in the form of enhanced severance benefits, require a double-trigger and do not include any tax gross-up provisions. Additional details regarding Spansion Change of Control Severance Agreements for each of the current NEOs are set forth below in the section entitled “Termination in Connection With a Change of Control” beginning on page 204 of this joint proxy statement/prospectus and the tables that follow the discussion.

Equity Ownership Guidelines

In November 2012, the Spansion compensation committee recommended, and the Spansion board approved, Spansion equity ownership guidelines for both NEOs and the Spansion board. These guidelines are intended to align the financial interests of Spansion executive officers with the interests of Spansion stockholders by ensuring that they develop a meaningful ownership. Officers are required to own a minimum of a specified number of shares, set as an approximate multiple of their base salary, within five years of becoming subject to the guidelines in the table below. Messrs. Kispert and Furr are on track to meet this objective and have currently achieved approximately 60% and 80% of their respective guidelines.

Named Executive Officer	Approximate Multiple of Base Salary	Minimum Number of Shares to be Owned (by 2017)
John H. Kispert	3.0	225,000
Randy W. Furr	1.5	52,500

Compensation Recovery Policy

The NEOs are subject to the Compensation Recovery (“Clawback”) Policy. The policy provides that the Spansion board may require reimbursement or forfeiture of all or a portion of any cash or equity compensation that was paid to a NEO based on financial results, if (i) a restatement of Spansion’s financial results is required, and (ii) the Spansion board determines that misconduct on the part of one or more of the NEOs contributed to Spansion’s obligation to file the restatement.

Benefits

The NEOs participate in the same benefit programs that are generally available to all Spansion employees and on the same terms. Mr. Kispert may be reimbursed up to $20,000 per year, and Mr. Furr may be reimbursed up to $3,000 per year for financial planning expenses. In addition, the NEOs are eligible for an executive medical physical benefit valued at up to $3,500 per year. Spansion does not otherwise provide perquisites to any NEOs.

Stock Trading Restrictions

Spansion prohibits Spansion board members, NEOs and Spansion employees from engaging in short-term or speculative transactions in Spansion stock, including short sales, transactions in put options and hedging transactions. In addition, the pledging of Spansion securities as collateral for a loan is prohibited, with limited exceptions.

Tax and Accounting Implications

$1 Million Deduction Limit. Section 162(m) of the Internal Revenue Code generally limits a tax deduction to public corporations for certain executive compensation in excess of $1 million per fiscal year. Certain types of compensation are deductible only if performance criteria are approved by stockholders. While the Spansion compensation committee considers deductibility under Section 162(m) with respect to compensation arrangements with executive officers, deductibility is not the sole factor used in ascertaining appropriate levels or modes of compensation. Since corporate objectives may not always be consistent with the requirements for full deductibility, certain compensation paid by Spansion in fiscal 2014 or in the future may not be fully deductible under Section 162(m). Salary and cash incentive compensation and equity awards granted to the NEOs in fiscal 2014 will be deductible only to the extent that they do not aggregate in excess of $1 million, are paid when the NEO is no longer a NEO or otherwise qualify as performance based compensation that is exempt from Section 162(m).

Accounting for Equity-Based Compensation. Spansion accounts for equity-based awards in accordance with the requirements of FASB ASC Topic 718, “Compensation-Stock Compensation.”

Mitigation of Risk Relating to Compensation

The Spansion compensation committee has reviewed compensation-related risks and does not believe Spansion compensation programs encourage excessive or inappropriate risk-taking or create risks that are reasonably likely to have a material adverse effect on Spansion for the following reasons:

•	The fixed (or base salary) component of Spansion compensation programs is designed to provide income independent of Spansion’s stock price performance so that Spansion employees will not focus exclusively on stock price performance to the detriment of other important business metrics. The variable (cash bonus and equity) components of compensation are designed to reward both short- and long-term company performance, which Spansion believes discourages employees from taking actions that focus only on the short-term success of Spansion. Spansion feels that the variable elements of Spansion compensation programs are a sufficient percentage of overall compensation to motivate Spansion executives and other employees to pursue superior short- and long-term corporate results, while the fixed element is also sufficiently high to discourage the taking of unnecessary or excessive risks in pursuing such results.

•

Because revenue and operating income performance are generally the measures for determining incentive award payments, Spansion believes Spansion executives and other employees are encouraged to take a balanced approach that focuses on generating corporate revenue while taking into account operating expenses. If Spansion is not profitable at a reasonable level, there are no payouts under the incentive award program. The use of an internal EPS metric and a relative TSR metric in our performance-based RSU program provides breadth and balance in out objectives and motivates the executive team to ensure Spansion succeeds not only against its own internal goals, but that Spansion also succeeds relative to other similar companies.

•	Spansion’s revenue and operating income performance targets are applicable to executives and employees alike, regardless of functional group. Spansion believes this encourages consistent behavior and focus across Spansion, rather than establishing different performance metrics depending on an employee’s level at Spansion.

•	Spansion caps the funding of the cash incentive award for the EIP at 200% of target, which we believe also discourages excessive risk taking. Even if Spansion dramatically exceeds its revenue and operating income performance targets, incentive award payouts are limited. Conversely, Spansion has minimum revenue and operating income targets so that revenue and profitability below a certain level (determined by the Spansion compensation committee) results in no incentive award payouts.

•	Spansion caps the cash incentive award for the Sales Incentive Plan, which it believes also discourages excessive risk taking and guards against unpredictable circumstances in the marketplace. Even if the participant dramatically exceeds their revenue performance goals, incentive award payouts are limited to180% of their plan target. Sales employees above the vice president level do not participate in the Sales Incentive Plan and are thus limited to the EIP cap and are incentivized to balance both revenue and profitability, which Spansion believes also discourages excessive risk taking within the sales force.

•	Spansion has strict internal controls over the measurement and calculation of revenue and operating income, designed to keep them from being manipulated by any employee, including Spansion executives. In addition, all Spansion employees are required to comply with the Spansion Code of Business Conduct, which covers among other things, accuracy in keeping Spansion’s records.

•	The Spansion compensation committee approves the employee annual and new hire equity guidelines as well as the overall equity pool. Any recommended equity grants outside these guidelines require special approval by the Spansion compensation committee.

•	In 2012, the Spansion board adopted stock ownership guidelines for the NEOs and the Spansion board members to support these individuals acting as owners of Spansion.

•	As part of Spansion’s Insider Trading Policy, Spansion prohibits hedging and pledging transactions involving Spansion stock so executives and other Spansion employees cannot insulate themselves from the effects of poor Spansion stock price performance.

•	In 2012, the Spansion board adopted a Compensation Recovery Policy providing that the Spansion board may require reimbursement or forfeiture of all or a portion of any cash or equity compensation that was paid to an executive based on financial results if a restatement is required and the Spansion board determines that misconduct on the part of the executive contributed to Spansion’s obligation to file the restatement.

EXECUTIVE COMPENSATION TABLES

Fiscal 2014 Summary Compensation Table

The table below summarizes the total compensation paid to or earned by each of the NEOs for the fiscal year ended December 28, 2014.

Name and Principal Position	Year	Salary (1)	Bonus	Stock Award (2) (3)	Option Awards (4)	Non-Equity Incentive Plan Compensation	All Other Compensation (5)	Total
John H. Kispert	2014	$897,404	$0	$6,390,225	$0	$0	$30,231	$7,317,860
President and Chief Executive Officer	2013	$830,769	$0	$2,122,900	$874,090	$0	$28,435	$3,856,194
	2012	$917,308	$0	$6,519,500	$2,946,160	$0	$11,965	$10,394,933

Randy W. Furr	2014	$439,154	$0	$2,005,872	$0	$0	$15,801	$2,460,827
Corporate Executive Vice President and Chief Financial Officer	2013	$416,308	$0	$683,800	$279,709	$0	$11,834	$1,391,651
	2012	$448,462	$0	$2,529,787	$1,157,420	$0	$8,738	$4,144,407

(1)	For 2014, this column reflects 52 weeks of salary. This includes a 15% reduction for Mr. Kispert and a 10% reduction for Mr. Furr during the first week of fiscal 2014.
(2)	The 2014 Stock Awards column includes both the 2014 Annual PSU and RSU awards granted to each NEO. The amounts shown in the Stock Awards column reflect the aggregate grant date fair value for stock awards granted during the fiscal years ended December 30, 2012, December 29, 2013 and December 28, 2014. The grant date fair values are computed in accordance with FASB ASC Topic 718. The grant date fair values of 2014 PSUs are provided to us by Radford, an Aon Hewitt Consulting company, using the Monte Carlo simulation valuation method. For a discussion of the assumptions made in the valuation reflected in the column for 2013, see notes to Spansion’s consolidated financial statements which are included in Spansion’s Annual Report on Form 10-K/A for the fiscal year ended December 29, 2013, filed with the SEC on July 8, 2014. The assumptions made in the valuation of PSUs for 2014 were: Range of stock price on grant date — $17.94-$21.08; Expected volatility — 42.79%; Risk-free interest rate — 0.73%; Dividend yield 0.00%.
(3)	For the PSU awards, the actual value, if any, that an executive may realize from an award is contingent upon the satisfaction of the conditions to vesting in that award, thus there is no assurance that the value, if any, eventually realized by the executive will correspond to the amount shown.
(4)	The amounts shown in the Option Awards column reflect the aggregate grant date fair value for non-qualified stock option awards granted during the fiscal years ended December 30, 2012 and December 29, 2013. The grant date fair values are computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions made in the valuation reflected in these columns for 2012 and 2013, see notes to Spansion’s consolidated financial statements which are included in Spansion’s Annual Report on Form 10-K/A for the fiscal year ended December 29, 2013, filed with the SEC on July 8, 2014. Spansion did not grant any stock options in fiscal 2014.
(5)	The amounts shown in the All Other Compensation column include the following:

	401(k) Match	Life Insurance Premiums	Wellness Payments	Financial Planning	Executive Physical	Total Other Compensation
John H. Kispert	$7,800	$2,431	$—	$20,000	$—	$30,231
Randy W. Furr	$7,800	$1,189	$312	$3,000	$3,500	$15,801

Grants of Plan-Based Awards for Fiscal 2014

The table below summarizes all grants of plan-based awards to all NEOs during fiscal 2014, which ended on December 28, 2014. The stock options and the unvested portion of the restricted stock unit awards identified in the table below are also reported in the Fiscal 2014 Summary Compensation Table beginning on page 200 of this joint proxy statement/prospectus and in the Outstanding Equity Awards at Fiscal 2014 Year-End Table beginning on page 202 of this joint proxy statement/prospectus.

	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Possible Payouts Under Equity Incentive Plan Awards (2) (3)			All Other Stock Awards: Number of Shares of Stock or Units (4)	Grant Date Fair Value of Stock and Option Awards (5)
Name		Threshold	Target	Maximum	Threshold	Target	Maximum
John H. Kispert	—	$562,500	$1,125,000	$2,250,000
	1/31/2014	—	—	—	—	140,000	210,000	140,000	$4,611,600
	11/14/2014	—	—	—	—	84,375	84,375	—	$1,778,625

Randy W. Furr	—	$176,000	$352,000	$1,056,000
	1/31/2014	—	—	—	—	44,000	66,000	44,000	$1,449,360
	11/14/2014	—	—	—	—	26,400	26,400	—	$556,512

(1)	These columns reflect the threshold, target and maximum target bonus amounts for fiscal 2014, as described in the section entitled “Compensation Discussion and Analysis — Short-Term Incentive Compensation” beginning on page 190 of this joint proxy statement/prospectus. Threshold awards are earned only if threshold financial objectives are achieved. For fiscal 2014 no awards were made under the EIP to the NEOs.
(2)	These columns reflect PSUs at target performance granted on January 31, 2014, as described in the section entitled “Compensation Discussion and Analysis — Long-Term Equity-Based Incentive Compensation” beginning on page 191 of this joint proxy statement/prospectus. The PSU award has a three-year performance period (January 31, 2014 to January 31, 2017) and will be earned based on a one-year (2014 vs. 2013) non-GAAP EPS growth objective. The number of PSUs earned can vary from 0% to 125% of the units granted. PSUs become eligible to vest at the end of three years from grant date. The number of units vesting will be modified based on Spansion’s three-year TSR relative to the S&P Semiconductor Index (+25% or -25%). The maximum number of units that can be earned and vested is 150% of the original number of units.
(3)	These columns reflects PSUs at target performance granted on November 14, 2014, as described in the section entitled “Compensation Discussion and Analysis — Long-Term Equity-Based Incentive Compensation” beginning on page 191 of this joint proxy statement/prospectus. PSUs are eligible to vest 40% on January 30, 2015, 40% on January 30, 2016, and 20% on January 30, 2017, subject to the achievement of 100% or better based on the Spansion’s 2014 EIP matrix. In no event shall PSUs vest if achievement on the EIP matrix is less than 100%, nor will more than 100% of the PSUs subject to this award vest and become payable.
(4)	This column reflects the time-based RSUs for fiscal 2014 granted on January 31, 2014, as described in the section entitled “Compensation Discussion and Analysis — Long-Term Equity-Based Incentive Compensation” beginning on page 191 of this joint proxy statement/prospectus. One-third of the RSU award vests annually on the first anniversary of the grant date, then the award vests quarterly thereafter so that the grant is 100% vested after three years.
(5)	This column reflects the grant date fair value of each restricted stock unit award computed in accordance with FASB ASC Topic 718. Please see note (2) to the Fiscal 2014 Summary Compensation Table for a discussion of the valuation of stock awards.

Outstanding Equity Awards at Fiscal 2014 Year-End

The table below summarizes the outstanding Spansion equity awards held by NEOs at the end of fiscal 2014.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (1)

John H. Kispert	802,606	0	(2)	$10.51	05/10/2017
	525,000	0	(3)	$19.88	01/31/2018
	661,111	38,889	(4)	$10.03	01/31/2019
	106,944	68,056	(5)	$11.50	01/31/2020
						44,625	(6)	$1,544,471
						100,002	(7)	$3,461,069
						80,500	(8)	$2,786,105
						54,000	(9)	$1,868,940
						140,000	(10)	$4,845,400
						84,375	(11)	$2,920,219
						140,000	(12)	$4,845,400

Randy W. Furr	248,146	0	(2)	$10.51	05/10/2017
	200,000	0	(3)	$19.88	01/31/2018
	186,322	15,278	(4)	$10.03	01/31/2019
	34,222	21,778	(5)	$11.50	01/31/2020
						23,375	(6)	$809,009
						52,002	(7)	$1,799,789
						26,000	(8)	$899,860
						17,334	(9)	$599,930
						44,000	(10)	$1,522,840
						26,400	(11)	$913,704
						44,000	(12)	$1,522,840

(1)	The dollar value of these awards is calculated by multiplying the number of units by $34.61, the closing sales price of Spansion common stock on December 26, 2014, the last trading day of fiscal 2014.
(2)	This stock option vests over a three-year period with one-third of the shares vesting on May 10, 2011, and the remaining shares vesting in equal monthly installments over the remaining 24 months.
(3)	This stock option vests over a three-year period with one-third of the shares vesting on January 31, 2012, and the remaining shares vesting in equal monthly installments over the remaining 24 months.
(4)	This stock option vests over a three-year period with one-third of the shares vesting on January 31, 2013 and the remaining shares vesting in equal monthly installments over the remaining 24 months.
(5)	This stock option vests over a three-year period with one-third of the shares vesting on January 31, 2014 and the remaining shares vesting in equal monthly installments over the remaining 24 months.
(6)	The PSU award vests over a four-year period on the last trading day in January of each of the four years following the date of grant. Vesting is subject to performance goals in each of the four fiscal years commencing with the date of grant, with minimum vesting of 50% and maximum vesting of 150%. If performance goals are not met in a particular year, the shares not vested will be carried forward and will be forfeited if not earned by the last performance year. If performance is above target in a particular year, up to 150% of eligible shares may vest. Shares carried forward from prior years will be used before shares are accelerated. No more than the target award number of shares will vest over the four-year period.

(7)	The PSU award vests over a three-year period on the last trading day in January of each of the three years following the date of grant. Vesting is subject to performance goals in each of the three fiscal years commencing with the date of grant, with minimum vesting of 50% and maximum vesting of 150%. If performance goals are not met in a particular year, the shares not vested will be carried forward and will be forfeited if not earned by the last performance year. If performance is above target in a particular year, up to 150% of eligible shares may vest. Shares carried forward from prior years will be used before shares are accelerated. No more than the target award number of shares will vest over the three-year period.
(8)	The PSU award vests over a three-year period, with two 18-month performance periods, subject to performance conditions.
(9)	The RSU award vests annually over a three-year period.
(10)	The PSU award vests January 31, 2017 on the three-year anniversary, subject to performance conditions.
(11)	The PSU award vests 40% on January 30, 2015, 40% on January 30, 2016 and 20% on January 30, 2017, subject to performance conditions.
(12)	The RSU award vests over a three-year period with one-third of the shares vesting on January 31, 2015 and one-twelfth of the shares vesting quarterly installments over the remaining 24 months.

Option Exercises and Stock Vested for Fiscal 2014

The table below summarizes the Spansion stock option award exercises and restricted stock units vested by NEOs during fiscal 2014.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting (1)
John H. Kispert	—	—	276,263	$4,463,530
Randy W. Furr	145,800	$902,086	120,193	$1,906,115

(1)	The value realized equals the fair market value of Spansion common stock on the vesting date, as measured by the closing price on that date, multiplied by the number of shares that vested, in accordance with the terms of the 2010 Equity Incentive Award Plan.

Potential Payments upon Termination, a Change of Control or Other Events

For a description of severance, acceleration of equity awards and other benefits in connection with the merger, please refer to the section entitled “The Merger — Reason for the Merger — Interests of the Directors and Executive Officers of Spansion in the Merger” beginning on page 97 of this joint proxy statement/prospectus.

Following is a general discussion of the compensation available to Spansion NEOs in the event an executive’s employment terminates. The actual payments can be determined only at the time of the executive’s separation from Spansion. For purposes of illustration, however, tables below reflect the compensation Spansion would have provided to the NEOs had their employment terminated effective December 28, 2014.

Termination for Any Reason

When employment terminates for any reason, each NEO is entitled to receive compensation earned during the time the executive was employed. Such compensation includes:

•	Compensation earned during the fiscal year;

•	Vested equity awards issued under any Spansion equity plan pursuant to the applicable terms and conditions of each award; and

•	Benefits accrued under Spansion’s Retirement Savings Plan.

Termination Due to Death, AD&D

In the event employment termination is due to death, in addition to compensation described in the section entitled “— Termination for Any Reason” beginning on page 203 of this joint proxy statement/prospectus, each NEO’s beneficiary receives (i) all or a pro-rata portion of the payment he or she would otherwise have been entitled to receive under the short-term incentive plans, as long as the NEO was an active participant in the plan for at least six months of the plan year, (ii) life insurance benefits, and (iii) if eligible, AD&D and/or a survivor income benefit.

Involuntary Termination in Connection with a Reduction in Force

In the event employment termination is involuntary due to a reduction in force, in addition to any compensation due as described in the section entitled “— Termination for Any Reason” beginning on page 203 of this joint proxy statement/prospectus, each NEO receives a lump sum severance payment equivalent to two weeks of base salary plus one week of base salary for each year of completed service (such number of weeks, referred to as the severance period). In addition, COBRA medical coverage, dental coverage, vision coverage and Employee Assistance Plan are provided by Spansion during the severance period.

Termination in Connection with a Change of Control

In 2014, the Spansion board approved revisions to the form of double-trigger change of control severance agreement for Messrs. Kispert and Furr (which we refer to as the COC Agreements) that would provide an incentive to those executives for their continued service up to and after a change of control such as the merger.

Under the COC Agreements, if within 120 days before or 12 months following a change of control (as described below), the executive’s employment is terminated by Spansion or its successor other than for Cause (as defined in the COC Agreements) or by reason of death or disability, or if the officer terminated employment for Good Reason (as defined in the COC Agreements), in addition to the compensation described in the section entitled “— Termination for Any Reason” beginning on page 203 of this joint proxy statement/prospectus, the following would occur:

•	The executive officer would receive a lump sum payment equal to the executive’s monthly base salary plus target annual incentive immediately prior to employment termination multiplied by 24;

•	Acceleration of all unvested equity granted to the executive officer under any Spansion equity incentive plan and held by the executive at the termination date, with 12 months to exercise any stock options that are assumed; and

•	Payment of premiums incurred by the executive and the executive’s dependents for COBRA healthcare continuation coverage for a period of 24 months following the termination date.

Generally, under the COC Agreements, a change of control is conclusively presumed to have occurred on:

•	The closing of a business combination (such as a merger or consolidation) of Spansion with any other corporation or other type of business entity (such as a limited liability company), other than a business combination consummated in connection with Spansion’s emergence from bankruptcy or which would result in the voting securities of Spansion outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the total voting power represented by the voting securities of Spansion or such controlling surviving entity outstanding immediately after such business combination; or

•	The sale, lease, exchange or other transfer or disposition by Spansion of all or substantially all (more than 70%) of Spansion’s assets by value, other than in connection with Spansion’s liquidation or dissolution as a result of its bankruptcy; or

•	An acquisition of any Spansion voting securities by any “person” (as the term “person” is used for purposes of Section 13(d) or Section 14(d) of the Securities Exchange Act of 1934, as amended (which we refer to as the “1934 Act”)) immediately after which such person has “beneficial ownership” (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of 50% or more of the combined voting power of Spansion’s then outstanding voting securities, other than any such acquisition arising out of Spansion’s emergence from bankruptcy.

In the event that the severance payments and benefits payable under the COC Agreements trigger excise taxation under Sections 280G and 4999 of the Internal Revenue Code, the severance will be either (i) paid in full, or (ii) reduced so the NEO is not subject to excise taxation, whichever results in the NEO’s receipt of the greatest after–tax severance amount. The COC Agreements do not include any tax gross-up provisions, whether in connection with the Sections 280G and 4999 of the Internal Revenue Code, or otherwise.

Pursuant to the COC Agreements, each executive agrees to a continuing obligation of confidentiality, a two-year period of non-solicitation of Spansion or its affiliates’ employees or customers and an obligation not to take any action or publish any statement that disparages in any way Spansion or current or former employees or affiliates.

The forms of the COC Agreements have been filed with the SEC.

Agreements with Executive Officers

Spansion entered into employment offer letters with the NEOs setting their initial salary and target bonus opportunity and entitling them to benefits and certain initial equity awards. The NEOs also are party to the COC Agreements described above.

The following tables show the potential payments that would have been made to each of the NEOs, if their respective employment with us had terminated as of December 28, 2014.

John H. Kispert

Executive Benefits and Payments Upon Termination as of December 28, 2014	Involuntary Not for Causes Termination (Reduction in Force)		Involuntary or for Good Reason Following Change of Control Within 12 Months		Death
Compensation:
Base Salary	$103,846	[1]	$1,800,000	[2]
Short-term Incentive			$2,250,000	[3]
Long-term Incentive
Stock Options			$2,528,666	[4]
Performance Stock Units			$15,557,264	[4]
Restricted Stock Units			$6,714,340	[4]

Benefits:
Health Insurance (COBRA)	$4,189		$50,271	[5]
Life Insurance Proceeds					$2,701,000
Survivor Income Benefit					$4,000

(1)	Mr. Kispert was eligible to receive 6 weeks of severance pay as described in the section entitled “— Involuntary Termination in Connection with a Reduction in Force” beginning on page 204 of this joint proxy statement/prospectus.

(2)	Mr. Kispert was eligible to receive 24 months of salary upon termination as described in the section entitled “— Termination in Connection with a Change of Control” beginning on page 204 of this joint proxy statement/prospectus.
(3)	Mr. Kispert was eligible to receive 24 months of short-term incentive upon termination as described in the section entitled “— Termination in Connection with a Change of Control” beginning on page 204 of this joint proxy statement/prospectus.
(4)	Unvested and accelerated equity value is calculated based on the fair market value of $34.61 on December 26, 2014, which was the last trading day of Spansion’s fiscal 2014.
(5)	Mr. Kispert was eligible for 24 months of post-employment health care coverage.

Randy W. Furr

Executive Benefits and Payments Upon Termination as of December 28, 2014	Involuntary Not for Cause Termination (Reduction in Force)		Involuntary or for Good Reason Following Change of Control Within 12 Months		Death
Compensation:
Base Salary	$50,769	[1]	$880,000	[2]
Short-term Incentive			$704,000	[3]
Long-term Incentive
Stock Options			$878,823	[4]
Performance Stock Units			$5,945,202	[4]
Restricted Stock Units			$2,122,770	[4]

Benefits:
Health Insurance (COBRA)	$2,046		$24,546	[5]
Life Insurance Proceeds					$1,321,000
Survivor Income Benefit					$4,000

(1)	Mr. Furr was eligible to receive six weeks of severance pay as described in the section entitled “— Involuntary Termination in Connection with a Reduction in Force” beginning on page 204 of this joint proxy statement/prospectus.
(2)	Mr. Furr was eligible to receive 24 months of salary upon termination as described in the section entitled “— Termination in Connection with a Change of Control” beginning on page 204 of this joint proxy statement/prospectus.
(3)	Mr. Furr was eligible to receive 24 months of short-term incentive upon termination as described in the section entitled “— Termination in Connection with a Change of Control” beginning on page 204 of this joint proxy statement/prospectus.
(4)	Unvested and accelerated equity value is calculated based on the fair market value of $34.61 on December 26, 2014, which was the last trading day of Spansion’s fiscal 2014.
(5)	Mr. Furr was eligible for 24 months of post-employment health care coverage.

DIRECTOR COMPENSATION

Spansion’s independent director compensation is determined by the Spansion board acting upon the recommendation of the Spansion compensation committee. In setting director compensation, the Spansion board considers, among other things, the significant amount of time that directors spend in fulfilling their duties, the skill-level required by directors and competitive market data. Directors who are also Spansion employees, or who are otherwise determined to not be independent, receive no additional compensation for service as a director. Spansion reimburses directors for travel, lodging and related expenses they incur in attending board and board committee meetings.

Cash Compensation

During fiscal 2014 Spansion’s current independent directors received fees for their services as set forth in the table below. All annual cash compensation is paid in quarterly installments.

Annual Retainer (1)	$60,000

Additional Annual Retainers:
Board Chairperson	$60,000
Audit Committee Chair	$20,000
Compensation Committee Chair	$20,000
Nominating and Corporate Governance Committee Chair	$10,000

Fees for serving on a Board Committee (2)	$5,000
Fees Per Board/Committee Meeting in Excess of Ten Meetings (3)	$2,000

(1)	All independent directors, including directors serving as chairperson, receive this annual retainer.
(2)	All independent directors serving on a board committee, excluding directors serving as the committee chair, receive this annual fee.
(3)	If in any calendar year an independent director is required to and does attend more than an aggregate of ten meetings of (i) the Spansion board, and (ii) the specific board committees (including ad hoc board committees) on which he or she serves, such director will receive $2,000 for each board or board committee meeting attended in person, or $1,000 for each board or board committee meeting attended by telephone, in excess of ten meetings.

Equity-Based Incentive Compensation

When a new independent director is appointed to the Spansion board, the director will receive an initial restricted stock unit award valued at $225,000 on the date of grant. For each year of continued service, each independent director continuing service on the Spansion board will receive an annual restricted stock unit award valued at $225,000 on the date of grant. In addition, for each year of continued service:

•	an independent director serving as the chairperson of the Spansion board will receive an additional annual restricted stock unit award valued at $300,000 on the date of grant;

•	an independent director serving as chair of the audit or compensation committee will receive an additional annual restricted stock unit award valued at $150,000 on the date of grant; and

•	an independent director serving as chair of the nominating and governance committee will receive an additional annual restricted stock unit award valued at $75,000 on the date of grant.

Annual equity-based compensation has generally been awarded to independent directors on the first trading day in April of each year, however, in November 2014 the director compensation policy was revised to provide that grants for service as the chairman of the Spansion board or of a committee chair would be made on the first trading date after the annual stockholders meeting. All equity awards vest quarterly over three years. Vesting will accelerate in connection with a change of control of Spansion. Upon retirement from or other cessation of service as a member of the Spansion board, all unvested options and RSUs are cancelled. Former directors have three months following their cessation of service as members of the Spansion board to exercise any vested options, provided that following a change of control, the independent members of the Spansion board will have 12 months to exercise any vested options that are assumed by the surviving entity in any such transaction.

Equity Ownership Guidelines

In November 2012, the Spansion compensation committee recommended and the Spansion board approved Spansion equity ownership guidelines for the non-employee directors. These guidelines are intended to align the financial interests of the Spansion board members with the interests of the Spansion stockholders by ensuring that they develop a meaningful ownership position in Spansion. The directors are required to own a minimum of a specified number of shares of Spansion stock, set initially as a multiple of three times their annual retainer, within five years of becoming subject to the guidelines. The Spansion board members’ guideline is 15,000 shares and the Spansion board chairman’s guideline is 30,000 shares.

Director Summary Compensation Table for Fiscal 2014

The following table provides information concerning compensation paid to or earned by each of the independent directors who served on the Spansion board at any time during fiscal 2014. Mr. Kispert, the president and chief executive officer of Spansion, does not receive additional compensation for his services as a director. The compensation received by Mr. Kispert as an employee of Spansion is shown in the Fiscal 2014 Summary Compensation Table, above.

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Total
Raymond Bingham	$160,126	$600,001	$760,127
Keith Barnes	$97,576	$374,996	$472,572
Hans Geyer	$87,000	$225,001	$312,001
O.C. Kwon	$22,418	$224,999	$247,417
William E. Mitchell	$103,262	$375,000	$478,262
Clifton Thomas Weatherford	$110,000	$374,996	$484,996
Michael Wishart	$82,776	$225,001	$307,777

(1)	Retainers are pro-rated when a member of the Spansion board is added or removed from a committee position.
(2)	Amounts shown do not reflect compensation actually received by the directors. Instead, the amounts reported reflect the grant date fair value of each restricted stock unit award computed in accordance with FASB ASC Topic 718.

As of December 28, 2014, the aggregate number of shares of common stock underlying stock options and restricted stock unit awards held by each Spansion independent director was:

Name	Aggregate Number of Shares Underlying Stock Options	Aggregate Number of Shares Underlying Restricted Stock Unit Awards
Raymond Bingham	178,000	47,409
Keith Barnes	24,418	33,265
Hans Geyer	74,000	18,110
O.C. Kwon		11,137
William E. Mitchell	54,000	24,966
Clifton Thomas Weatherford	82,750	33,265
Michael S. Wishart	14,000	23,694

FUTURE STOCKHOLDER PROPOSALS

Cypress

Any stockholder who intends to present a proposal at the Cypress 2015 annual meeting of stockholders, to be held on [—]:

•	must have submitted to the Corporate Secretary at Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134 any proposal for inclusion in Cypress’ proxy materials for that meeting pursuant to Rule 14a-8 under the Exchange Act on or before November 28, 2014; or

•	must submit to the Corporate Secretary at Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134, between January 12, 2015 and February 11, 2015, any proposal for directors to be nominated or other proposals to be properly presented at Cypress’ 2015 annual meeting that are not to be included in Cypress’ proxy statement for the 2015 annual meeting, in which case the notice of the proposal must meet certain requirements set forth in Cypress’ bylaws and Cypress will not be required to include the proposal in Cypress’ proxy materials. If, however, Cypress’ 2015 annual meeting of stockholders is called for a date that is not within 30 days before or 60 days after May 9, 2015, notice must be received by Cypress’ Corporate Secretary at 198 Champion Court, San Jose, California 95134, no earlier than the 120th day prior to, and no later than the 90th day prior to, the 2015 annual meeting of stockholders or the 10th day following the day on which public disclosure of the date of Cypress’ 2015 annual meeting of stockholders is made. All stockholder proposals must comply with Cypress’ bylaws and SEC regulations, including Rule 14a-8.

Spansion

If the merger agreement and the transactions contemplated thereby are adopted and approved by the requisite vote of the Spansion stockholders and the merger is completed in 2015, Spansion will become a wholly owned subsidiary of Cypress and, consequently, will not hold an annual meeting of its stockholders in 2015. If the merger is consummated prior to the Cypress 2015 annual meeting of stockholders, Spansion stockholders will be entitled to participate, as stockholders of the combined company and may submit proposals pursuant to the Cypress procedures noted above. If the merger is consummated after the Cypress 2015 annual meeting of stockholders, Spansion stockholders will be entitled to participate, as stockholders of the combined company, in the Cypress 2016 annual meeting of stockholders.

If the merger agreement and the transactions contemplated thereby are not adopted and approved by the requisite vote of the Spansion stockholders or if the transactions are not completed for any other reason, Spansion will hold an annual meeting of its stockholders. In such case, and as previously stated in the Spansion proxy statement filed with the Securities and Exchange Commission on April 18, 2014, any stockholder who intends to present a proposal at such annual meeting of stockholders must ensure that the proposal is received by the Corporate Secretary at Spansion Inc., 915 DeGuigne Drive, P.O. Box 3453, Sunnyvale, California 94088:

•	on or before December 22, 2014, if the proposal is submitted for inclusion in Spansion’s proxy materials for that meeting pursuant to Rule 14a-8 under the Exchange Act (or, if Spansion holds its 2015 annual meeting of stockholders on a date that is not within 30 days of May 16, 2015, must be received no later than the close of business on the tenth day following the day on which the first public announcement of the date of the annual meeting was made or the notice of the meeting was mailed); or

•	on or after January 16, 2015, and on or before February 15, 2015, for directors to be nominated or other proposals to be properly presented at the 2015 annual meeting that are not to be included in Spansion’s proxy statement for the 2015 annual meeting, in which case the notice of the proposal must meet certain requirements set forth in Spansion’s bylaws and Spansion will not be required to include the proposal in Spansion’s proxy materials (or, if Spansion holds its 2015 annual meeting of stockholders on a date that is not within 30 days of May 16, 2015, must be received no later than the close of business on the 10th day following the day on which the first public announcement of the date of the annual meeting was made or the notice of the meeting was mailed).

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon the validity of the shares of Cypress common stock offered by this joint proxy statement/prospectus and certain federal income tax consequences of the merger for Cypress.

Fenwick & West LLP, Mountain View, California, will pass upon certain federal income tax consequences of the merger for Spansion.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to Cypress Semiconductor Corporation’s Annual Report on Form 10-K for the year ended December 29, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to Spansion Inc.’s Annual Report on Form 10-K for the year ended December 29, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited combined abbreviated financial statements of the analog semiconductor and microcontroller business, a division of Fujitsu Semiconductor Limited, which comprise the combined statement of assets to be acquired and liabilities to be assumed as of March 31, 2012 and 2013, and the related combined statements of revenue and direct expenses for the years then ended, and the related notes to the combined abbreviated financial statements, incorporated in this joint proxy statement/prospectus by reference to Spansion’s Current Report on Form 8-K/A dated August 19, 2013 have been so incorporated in reliance on the report of Ernst & Young ShinNihon LLC, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This joint proxy statement/prospectus incorporates documents by reference which are not presented in or delivered with this joint proxy statement/prospectus. Stockholders of Cypress and Spansion should rely only on the information contained in this joint proxy statement/prospectus and in the documents that Cypress and Spansion have incorporated by reference into this joint proxy statement/prospectus. Cypress and Spansion have not authorized anyone to provide stockholders of Cypress or Spansion with information that is different from or in addition to the information contained in this document or incorporated by reference into this joint proxy statement/prospectus.

Cypress and Spansion each file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cypress or Spansion at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the operation of the Public Reference Room.

The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission, including Cypress and Spansion, at www.sec.gov. You may also access the Securities and Exchange Commission filings and obtain other information about Cypress and Spansion through the websites maintained by Cypress and Spansion, which are www.cypress.com and www.spansion.com, respectively. The information contained in those websites is not incorporated by reference in this joint proxy statement/prospectus.

The following documents, which were filed by Cypress with the Securities and Exchange Commission, are incorporated by reference into this joint proxy statement/prospectus (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K, or the exhibits related thereto under Item 9.01):

•	Cypress’ current report on Form 8-K, filed with the Securities and Exchange Commission on December 1, 2014;

•	Cypress’ quarterly report on Form 10-Q for the period ended September 28, 2014, filed with the Securities and Exchange Commission on October 31, 2014;

•	Cypress’ current report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2014;

•	Cypress’ quarterly report on Form 10-Q for the period ended June 29, 2014, filed with the Securities and Exchange Commission on August 6, 2014;

•	Cypress’ Form SD, filed with the Securities and Exchange Commission on June 2, 2014

•	Cypress’ current report on Form 8-K, filed with the Securities and Exchange Commission on May 13, 2014;

•	Cypress’ current report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2014;

•	Cypress’ quarterly report on Form 10-Q for the period ended March 30, 2014, filed with the Securities and Exchange Commission on May 2, 2014;

•	Cypress’ current report on Form 8-K, filed with the Securities and Exchange Commission on April 2, 2014;

•	Cypress’ current report on Form 8-K, filed with the Securities and Exchange Commission on March 5, 2014;

•	Cypress’ annual report on Form 10-K for the fiscal year ended December 29, 2013, filed with the Securities and Exchange Commission on February 27, 2014;

•	Cypress’ current report on Form 8-K, filed with the Securities and Exchange Commission on February 13, 2014;

•	Cypress’ current report on Form 8-K, filed with the Securities and Exchange Commission on January 29, 2014; and

•	The description of Cypress’ common stock contained in its registration statement on Form 8-A, filed with the Securities and Exchange Commission on October 30, 2009, and any amendment or report filed with the Securities and Exchange Commission for the purpose of updating such description.

The following documents, which were filed by Spansion with the Securities and Exchange Commission, are incorporated by reference into this joint proxy statement/prospectus (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K, or the exhibits related thereto under Item 9.01):

•	Spansion’s current report on Form 8-K, filed with the Securities and Exchange Commission on December 1, 2014;

•	Spansion’s quarterly report on Form 10-Q for the period ended September 28, 2014, filed with the Securities and Exchange Commission on November 7, 2014;

•	Spansion’s current report on Form 8-K, filed with the Securities and Exchange Commission on August 19, 2014;

•	Spansion’s quarterly report on Form 10-Q for the period ended June 29, 2014, filed with the Securities and Exchange Commission on August 1, 2014;

•	Amendment No. 1 to Spansion’s quarterly report on Form 10-Q for the period ended March 30, 2014, filed with the Securities and Exchange Commission on July 9, 2014;

•	Amendment No. 1 to Spansion’s annual report on Form 10-K for the period ended December 29, 2013, filed with the Securities and Exchange Commission on July 8, 2014;

•	Spansion’s Form SD, filed with the Securities and Exchange Commission on May 30, 2014;

•	Spansion’s current report on Form 8-K, filed with the Securities and Exchange Commission on May 29, 2014;

•	Spansion’s current report on Form 8-K, filed with the Securities and Exchange Commission on May 22, 2014;

•	Spansion’s quarterly report on Form 10-Q for the period ended March 30, 2014, filed with the Securities and Exchange Commission on May 6, 2014;

•	Spansion’s annual report on Form 10-K for the fiscal year ended December 29, 2013, filed with the Securities and Exchange Commission on February 25, 2014;

•	Spansion’s current report on Form 8-K, filed with the Securities and Exchange Commission on January 27, 2014; and

•	Spansion’s current report on Form 8-K/A, filed with the Securities and Exchange Commission on August 19, 2013.

In addition, all documents filed by Cypress and Spansion pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K or the exhibits related thereto under Item 9.01) after the date of this joint proxy statement/prospectus and before the date of the Cypress and Spansion special meetings are deemed to be incorporated by reference into, and to be a part of, this joint proxy statement/prospectus from the date of filing of those documents.

Any statement contained in this joint proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this joint proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this joint proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

Cypress has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus about Cypress, and Spansion has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus about Spansion.

You can also obtain the documents incorporated by reference in the joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the addresses and telephone numbers listed below. To obtain timely delivery, you must request the information no later than five business days before you must make your investment decision.

Cypress Semiconductor Corporation 198 Champion Court San Jose, California 95134 Attention: Investor Relations (408) 943-2656 http://investors.cypress.com/contactus.cfm	Spansion Inc. 915 DeGuigne Drive, P.O. Box 3453 Sunnyvale, California 94088 Attention: Investor Relations (408) 962-2500 investor.relations@spansion.com

In addition, if you have questions about the merger or the special meetings, or if you need to obtain copies of the accompanying joint proxy statement/prospectus, proxy cards, election forms or other documents incorporated by reference in the joint proxy statement/prospectus, you may contact the appropriate contact listed above. You will not be charged for any of the documents you request.

In order for you to receive timely delivery of the documents in advance of the Cypress special meeting, Cypress should receive your request no later than [—].

In order for you to receive timely delivery of the documents in advance of the Spansion special meeting, Spansion should receive your request no later than [—].

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities pursuant to this joint proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this joint proxy statement/prospectus by reference or in the affairs of Cypress or Spansion since the date of this joint proxy statement/prospectus.

ANNEX A

[EXECUTION COPY]

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

by and among

CYPRESS SEMICONDUCTOR CORPORATION

MUSTANG ACQUISITION CORPORATION

and

SPANSION INC.

December 1, 2014

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of December 1, 2014 by and among Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), Mustang Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Cypress (“Merger Sub”), and Spansion Inc., a Delaware corporation (“Spansion”). All capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in Annex A.

W I T N E S S E T H:

WHEREAS, each of the respective Boards of Directors of Cypress, Merger Sub and Spansion has approved the Agreement and the transactions contemplated hereby, and deems it advisable and in the best interest of its stockholders to enter into this Agreement and consummate the transactions contemplated hereby, pursuant to which, among other things, Merger Sub will be merged with and into Spansion (the “Merger”) in accordance with the terms and conditions set forth in this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Spansion will continue as the surviving corporation of the Merger and as a wholly owned subsidiary of Cypress and each share of Spansion Common Stock outstanding immediately prior to the Effective Time (as defined herein) will be cancelled and converted into the right to receive the consideration set forth herein, all upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement will be, and is hereby, adopted as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Cypress and Merger Sub to enter into this Agreement, each of the officers and directors of Spansion, in their respective capacities as stockholders of Spansion, has entered into support agreements with Cypress substantially in the form attached hereto as Exhibit A (each, a “Spansion Support Agreement” and collectively, the “Spansion Support Agreements”).

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Spansion to enter into this Agreement, each of the officers and directors of Cypress, in their respective capacities as stockholders of Cypress, has entered into support agreements with Spansion substantially in the form attached hereto as Exhibit B (each, a “Cypress Support Agreement” and collectively, the “Cypress Support Agreements”).

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Cypress, Merger Sub and Spansion hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, on the Closing Date, Merger Sub shall be merged with and into Spansion, the separate corporate existence of Merger Sub shall thereupon cease and Spansion shall continue as the surviving corporation of the Merger and a wholly owned subsidiary of Cypress. Spansion, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.” Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Cypress, Merger Sub and Spansion shall cause the Merger to be consummated under the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the applicable provisions of the DGCL. The time of such filing and acceptance by the Delaware Secretary of State, or such later time as may be agreed in writing by Cypress and Spansion and specified in the Certificate of Merger, is referred to herein as the “Effective Time.”

1.2 The Surviving Corporation of the Merger.

(a) Certificate of Incorporation and Bylaws of the Surviving Corporation.

(i) Certificate of Incorporation. Subject to the terms of Section 7.8(b), at the Effective Time, the Certificate of Incorporation of Spansion shall be amended and restated in its entirety to read identically to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated Certificate of Incorporation shall become the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such Certificate of Incorporation; provided, however, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be “Spansion.”

(ii) Bylaws. Subject to the terms of Section 7.8(b), at the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the Bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

(b) Directors and Officers of the Surviving Corporation.

(i) Directors. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(ii) Officers. At the Effective Time, the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly appointed.

1.3 General Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of Spansion and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Spansion and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Effect of the Merger on Capital Stock of the Merging Corporations.

(a) Capital Stock of Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub that is outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b) Capital Stock of Spansion.

(i) Generally. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Cypress, Merger Sub, Spansion, or the holders of any of the following securities, other than as otherwise set forth in this Section 1.4(b), each share of Spansion Common Stock that is outstanding immediately prior to the Effective Time shall be canceled and extinguished and automatically converted into the right to receive 2.457 shares of Cypress Common Stock (the “Exchange Ratio”) and the cash payable in lieu of fractional shares pursuant to this Section 1.4(b)(i) (the “Common Stock Consideration”) upon the surrender of the certificate, if any, representing such share of Spansion Common Stock in the manner provided in Section 2.3(c) (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.3(e)); provided, however, that (x) the Exchange Ratio shall be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Cypress Common Stock or Spansion Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Cypress Common Stock or Spansion Common Stock having a record date on or after the date hereof and prior to the Effective Time, and (y) notwithstanding the foregoing or anything to the contrary set forth herein, no fraction of a share of Cypress Common Stock will be issued by virtue of the Merger, and in lieu thereof, each holder of record of shares of Spansion Common Stock who would otherwise be entitled to a fraction of a share of Cypress Common Stock pursuant to this Section 1.4(b)(i) (after aggregating all fractional shares of Cypress Common Stock that otherwise would be received by such holder of record) shall, upon the surrender of the certificate, if any, representing such share of Spansion Common Stock in the manner provided in Section 2.3(c) (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.3(e)), receive an amount of cash (rounded down to the nearest whole cent), without interest, equal to the product obtained by multiplying such fraction by the Closing Average. From and after the Effective Time, all shares of Spansion Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of shares of Spansion Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Cypress Common Stock issuable in respect thereof pursuant to this Section 1.4(b)(i), cash in lieu of any fractional shares payable in respect thereof pursuant to this Section 1.4(b)(i) and any dividends or other distributions payable in respect thereof pursuant to Section 2.3(d). All shares of Cypress Common Stock issued upon the surrender for exchange of shares of Spansion Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to this Section 1.4(b)(i) in lieu of a fractional share of Cypress Common Stock and any dividends or other distributions paid in respect thereof pursuant to Section 2.3(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Spansion Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Spansion Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, a certificate representing shares of Spansion Common Stock is presented to the Surviving Corporation for any reason, then such certificate shall be canceled and exchanged for the Common Stock Consideration in accordance with this Section 1.4(b), any cash payable in respect thereof pursuant to this Section 1.4(b)(i) in lieu of a fractional share of Cypress Common Stock and any dividends or other distributions payable in respect thereof pursuant to Section 2.3(d).

(ii) Owned Shares of Spansion Common Stock. Notwithstanding anything to the contrary set forth herein, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Cypress, Merger Sub, Spansion, or the holders of any of the following securities, each share of Spansion Common Stock that is owned by Cypress, Merger Sub or Spansion, or by any direct or indirect wholly owned Subsidiary of Cypress, Merger Sub or Spansion, in each case immediately prior to the Effective Time, shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(iii) Restricted Shares of Spansion Common Stock. Notwithstanding anything to the contrary set forth herein, if any shares of Spansion Common Stock outstanding immediately prior to the Effective Time are unvested or subject to a repurchase option or obligation, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with Spansion or under which Spansion has any rights (the “Spansion Restricted Stock”), then the Common Stock Consideration payable in exchange for such Spansion Restricted Stock also shall be unvested and subject to the same repurchase option or obligation, risk of forfeiture or other condition and need not be paid until such time as such repurchase option, risk of forfeiture or other condition lapses or otherwise terminates, and the certificates representing such shares of Spansion Restricted Stock may accordingly be marked with appropriate legends. Prior to the Effective Time, Spansion shall take all action that may be necessary to ensure that, from and after the Effective Time, Cypress is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) Stock Awards of Spansion.

(i) Stock Options. At the Effective Time, each Spansion Stock Award that is a stock option to purchase shares of Spansion Common Stock (each a “Spansion Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable (each, an “Assumed Option”), shall be assumed by Cypress and converted into an option to acquire that number of shares of Cypress Common Stock equal to the product obtained by multiplying (x) the number of shares of Spansion Common Stock subject to such Spansion Stock Option by (y) the Exchange Ratio, rounded down to the nearest whole share of Cypress Common Stock. Each Assumed Option shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Spansion Stock Option immediately prior to the Effective Time, except that each Assumed Option shall have an exercise price per share equal to the quotient obtained by dividing (x) the per share exercise price of Spansion Common Stock subject to such Assumed Option by (y) the Exchange Ratio (which price per share shall be rounded up to the nearest whole cent). It is the intention of the parties that each Assumed Option that qualified as a United States-based incentive stock option (as defined in Section 422 of the Code) shall continue to so qualify, to the maximum extent permissible, following the Effective Time. Notwithstanding the foregoing, if a Stock Option is subject to the Legal Requirements of a non-U.S. jurisdiction and Cypress determines (in good faith and upon advice from Cypress’s legal counsel) the Stock Option may not be converted into an Assumed Option under a Legal Requirement of the relevant non-U.S. jurisdiction (including without limitation by reason of a failure to obtain any required regulatory consents or approvals after making reasonable commercial efforts to obtain such consents or approvals) (such Stock Options, the “Unassumed Non-U.S. Options”), Cypress shall, to ensure compliance with applicable Legal Requirements: (A) require that outstanding Unassumed Non-U.S. Options be accelerated and exercised only by a cashless exercise pursuant to which employees will authorize a broker to sell all shares that they are entitled to at exercise immediately upon exercise and receive the difference between the fair market value of the shares at exercise and the exercise price in cash; (B) provide for conversion of the Unassumed Non-U.S. Options into the right to receive, as soon as practicable after the Effective Time, an amount in cash determined by multiplying (x) the excess, if any, of the Closing Average over the applicable exercise price of such Unassumed Non-U.S. Option by (y) the number of Spansion shares subject to such Unassumed Non-U.S. Option, less all applicable deductions and withholdings required by applicable Legal Requirements to be withheld in respect of such payment; or (C) provide for such other treatment that is in compliance with applicable Legal Requirements and reasonably agreed upon by Cypress and Spansion at least twenty (20) days prior to the Effective Time.

(ii) Restricted Stock Units. At the Effective Time, each Spansion Restricted Stock Unit and Spansion Performance Stock Unit that is outstanding immediately prior to the Effective Time, whether or not then vested or issuable (each, an “Assumed Unit”), shall be assumed by Cypress; provided, however, that each Assumed Unit shall be converted into an award to receive that number of shares of Cypress Common Stock equal to the product obtained by multiplying (x) the number of shares of Spansion Common Stock subject to such Assumed Unit immediately prior to the Effective Time by (y) the Exchange Ratio, rounded down to the nearest whole share of Cypress Common Stock. Each Assumed Unit shall otherwise be subject to the same terms and conditions (including as to vesting and issuance) as were applicable under the respective Spansion Restricted

Stock Unit or Spansion Performance Stock Unit, as applicable, immediately prior to the Effective Time, except that each Assumed Unit that was granted with a purchase price other than par value shall have a purchase price per share equal to the quotient obtained by dividing (x) the per share purchase price of Spansion Common Stock subject to such Assumed Unit by (y) the Exchange Ratio (which price per share shall be rounded up to the nearest whole cent). Notwithstanding the foregoing, if a Restricted Stock Unit or Performance Stock Unit is subject to the Legal Requirements of a non-U.S. jurisdiction and Cypress determines (in good faith and upon advice from Cypress’s legal counsel) the Restricted Stock Unit or Performance Stock Unit may not be converted into an Assumed Unit under a Legal Requirement of the relevant non-U.S. jurisdiction (including without limitation by reason of a failure to obtain any required regulatory consents or approvals after making reasonable commercial efforts to obtain such consents or approvals) (such Restricted Stock Units and Performance Stock Units, the “Unassumed Non-U.S. Units”), Cypress shall, to ensure compliance with applicable Legal Requirements: (A) provide for acceleration and conversion of the Unassumed Non-U.S. Units into the right to receive, as soon as practicable after the Effective Time, an amount in cash determined by multiplying (x) the Closing Average by (y) the number of Spansion shares subject to such Unassumed Non-U.S. Unit, less all applicable deductions and withholdings required by applicable Legal Requirements to be withheld in respect of such payment; or (B) provide for such other treatment that is in compliance with applicable Legal Requirements and reasonably agreed upon by Cypress and Spansion at least twenty (20) days prior to the Effective Time.

(iii) Registration Statements for Assumed Options and Other Awards. As soon as practicable following the Effective Time, but in no event later than ten (10) business days following the Effective Time, Cypress shall file a registration statement under the Securities Act on Form S-8, Form S-3 or another appropriate form (and use its reasonable best efforts to maintain the effectiveness thereof and maintain the current status of the prospectuses contained therein) relating to shares of Cypress Common Stock issuable with respect to all Assumed Options, Assumed Units and the Common Stock Consideration payable in exchange for Spansion Restricted Stock, and shall use its reasonable best efforts to cause such registration statement to remain in effect for so long as such Assumed Options or Assumed Units remain outstanding.

1.5 Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes or intent of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Spansion and Merger Sub, the directors and officers of Spansion and Merger Sub shall have the authority to take all such lawful and necessary action.

1.6 Tax Reorganization. The parties hereto intend, for U.S. federal income tax purposes, that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is hereby adopted as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).

ARTICLE II

THE CLOSING

2.1 The Closing. The consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California, 94304, on a date and at a time to be agreed upon by Cypress and Spansion, which date shall be no later than the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Section 2.2 (other than those conditions that by their terms are to be satisfied or waived (if permitted hereunder) at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), or at such other location, date and time as Cypress and Spansion shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

2.2 Conditions to Closing.

(a) Mutual Conditions to Closing. The respective obligations of Cypress, Merger Sub and Spansion to consummate the Merger shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(i) No Prohibitive Legal Requirements. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, entered, or enforced any Legal Requirement that is in effect and has the effect of making the Merger or any other transactions contemplated by this Agreement illegal or prohibiting the consummation of the Merger or any other transactions contemplated by this Agreement.

(ii) No Prohibitive Orders. No Governmental Authority of competent jurisdiction shall have issued or granted any Order (whether temporary, preliminary or permanent) that has the effect of making the Merger or any other transactions contemplated by this Agreement illegal or prohibiting the consummation of the Merger or any other transactions contemplated by this Agreement.

(iii) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose, and no similar proceeding in respect of the Joint Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

(iv) Requisite Stockholder Approvals. The Requisite Spansion Stockholder Approval and the Requisite Cypress Stockholder Approval shall have been obtained.

(v) Requisite Regulatory Approvals.

(A) All waiting periods (and all extensions thereof) applicable to the Merger under the HSR Act and the Antitrust Laws of the Agreed Jurisdictions shall have terminated or expired.

(B) All clearances, consents, approvals, authorizations and Orders applicable to the Merger which are required under any Antitrust Laws of any Agreed Jurisdiction, or in which Cypress and Spansion mutually agree to make a filing under applicable Antitrust Laws, shall have been received and become final and non-appealable.

(vi) Nasdaq Global Select Market Listing. The shares of Cypress Common Stock issuable in the Merger, the shares of Cypress Common Stock issuable upon the exercise of all Assumed Options, the shares of Cypress Common Stock issuable in settlement of all Assumed Units, and any shares of Cypress Common Stock issuable upon exchange of the Exchangeable Senior Notes at and after the Effective Time, shall have been authorized for listing on the Nasdaq Global Select Market.

(vii) Tax Opinions. Cypress shall have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Spansion shall have received an opinion of Fenwick & West LLP, each dated as of the Effective Time and each to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinions shall be conditioned upon the receipt by such counsel of customary representation letters from each of Cypress, Merger Sub and Spansion, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

(b) Additional Cypress and Merger Sub Conditions to Closing. The obligations of Cypress and Merger Sub to consummate the Merger are also subject to the satisfaction or waiver, on or prior to the Closing, of each the following additional conditions (each of which conditions may be waived exclusively by Cypress and Merger Sub in their sole and absolute discretion):

(i) Compliance with Agreements and Covenants. Spansion shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(ii) Accuracy of Representations and Warranties.

(A) The representations and warranties of Spansion set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Authority; Approvals and Enforceability), Section 3.3(b) (Required Filings and Consents), Section 3.4 (Certificate of Incorporation and Bylaws), Section 3.23 (No Ownership of Cypress Capital Stock), Section 3.24 (Takeover Statutes) and Section 3.25 (Brokers, Finders and Financial Advisors) (the “Spansion Fundamental Representations”) (i) shall have been true and correct in all material respects as of the date of this Agreement, and (ii) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date.

(B) The representations and warranties of Spansion set forth in Section 3.5(a) and Section 3.5(d) (the “Spansion Capitalization Representations”) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, for any inaccuracies that would not, individually or in the aggregate, reflect a change in the number of fully diluted shares of Spansion Common Stock, before giving effect to the Merger, of more than 0.5% from that reflected in the Spansion Capitalization Representations.

(C) The representations and warranties of Spansion set forth in this Agreement (other than the Spansion Fundamental Representations and the Spansion Capitalization Representations) (i) shall have been true and correct as of the date of this Agreement, and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in the case of the foregoing clauses (i) and (ii), (A) for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect, and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such date which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of Spansion set forth in this Agreement for purposes of this Section 2.2(b)(ii)(C), (1) all qualifications based on a “Spansion Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties, and (y) the representation and warranty set forth in clause (i) of Section 3.10 shall not be disregarded pursuant to the terms of this proviso) and (2) any update of or modification to the Spansion Disclosure Letter made or purported to have been made after the date hereof shall be disregarded.

(iii) No Spansion Material Adverse Effect. Since the date hereof, there shall not have occurred or arisen any Spansion Material Adverse Effect that is continuing.

(iv) Officer’s Certificate. Cypress shall have received a certificate, signed for and on behalf of Spansion by the chief executive officer and the chief financial officer of Spansion, certifying the satisfaction of the conditions set forth in this Section 2.2(b).

(c) Additional Spansion Conditions to Closing. The obligation of Spansion to consummate the Merger is also subject to the satisfaction or waiver, at or prior to the Closing, of each of the following additional conditions (each of which conditions may be waived exclusively by Spansion in its sole and absolute discretion):

(i) Compliance with Agreements and Covenants. Cypress and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date.

(ii) Accuracy of Representations and Warranties.

(A) The representations and warranties of Cypress set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority; Approvals and Enforceability), Section 4.3(b) (Required Filings and Consents), Section 4.4 (Certificate of Incorporation and Bylaws), Section 4.23 (No Ownership of Spansion Capital Stock), Section 4.24 (Takeover Statutes) and Section 4.25 (Brokers, Finders and Financial Advisors) (the “Cypress Fundamental Representations”) (i) shall have been true and correct in all material respects as of the date of this Agreement, and (ii) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date.

(B) The representations and warranties of Cypress set forth in Section 4.5(a) and Section 4.5(d) (the “Cypress Capitalization Representations”) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, for any inaccuracies that would not, individually or in the aggregate, reflect a change in the number of fully diluted shares of Cypress Common Stock, before giving effect to the Merger, of more than 0.5% from that reflected in the Cypress Capitalization Representations.

(C) The representations and warranties of Cypress set forth in this Agreement (other than the Cypress Fundamental Representations and the Cypress Capitalization Representations) (i) shall have been true and correct as of the date of this Agreement, and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in the case of the foregoing clauses (i) and (ii), (A) for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect, and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such date which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of Cypress set forth in this Agreement for purposes of this Section 2.2(c)(ii)(C), (1) all qualifications based on a “Cypress Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties, and (y) the representation and warranty set forth in clause (i) of Section 4.10 shall not be disregarded pursuant to the terms of this proviso) and (2) any update of or modification to the Cypress Disclosure Letter made or purported to have been made after the date hereof shall be disregarded.

(iii) No Cypress Material Adverse Effect. Since the date hereof, there shall not have occurred or arisen any Cypress Material Adverse Effect that is continuing.

(iv) Officer’s Certificate. Spansion shall have received a certificate, signed for and on behalf of Cypress by the chief executive officer and the chief financial officer of Cypress, certifying the satisfaction of the conditions set forth in this Section 2.2(c).

2.3 Issuance of Merger Consideration After the Closing.

(a) Exchange Agent. Prior to the Closing Date, Cypress and Spansion shall select a mutually acceptable bank or trust company to act as the exchange agent for the Merger (the “Exchange Agent”) pursuant to an exchange agent agreement between the Exchange Agent and Cypress, in form and substance reasonably satisfactory to Spansion.

(b) Exchange Fund.

(i) Creation of Exchange Fund. As promptly as practicable (and in any event within one (1) Business Day) following the Effective Time, Cypress shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Cypress Common Stock issuable pursuant to Section 1.4(b)(i) in exchange for shares of Spansion Common Stock, and the cash payable pursuant to Section 1.4(b)(i) in lieu of fractional shares of Cypress Common Stock. In addition, Cypress shall make available from time to time after the Effective Time as necessary, cash in an amount sufficient to pay any dividends or distributions to which holders of shares of Spansion Common Stock may be entitled pursuant to Section 2.3(d). Any Cypress Common Stock and cash deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(ii) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book Entry Shares twelve (12) months after the Effective Time shall, at the request of Cypress or the Surviving Corporation, be delivered to Cypress or the Surviving Corporation or otherwise according to the instruction of Cypress or the Surviving Corporation, and any holders of the Certificates or Book Entry Shares who have not surrendered such Certificates or Book Entry Shares in compliance with this Section 2.3 shall after such delivery to Cypress and the Surviving Corporation look only to Cypress and the Surviving Corporation for delivery or payment of the shares of Cypress Common Stock issuable in respect thereof pursuant to Section 1.4(b)(i), cash payable in respect thereof pursuant to Section 1.4(b)(i) in lieu of any fractional shares of Cypress Common Stock and any dividends or other distributions payable in respect thereof pursuant to Section 2.3(d).

(c) Exchange Procedures. As promptly as practicable (but in any event within two (2) Business Days) following the Effective Time, Cypress shall cause the Exchange Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate or certificates (the “Certificates”) that immediately prior to the Effective Time represented outstanding shares of Spansion Common Stock (or effective affidavits of loss in lieu thereof) or non-certificated shares of Spansion Common Stock represented by book entry (“Book Entry Shares”) (i) a letter of transmittal in customary form as Spansion and Cypress may reasonably agree (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or effective affidavits in lieu thereof) or Book Entry Shares to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for certificates representing whole shares of Cypress Common Stock pursuant to Section 1.4(b)(i), cash payable in respect thereof pursuant to Section 1.4(b)(i) in lieu of any fractional shares of Cypress Common Stock and any dividends or other distributions payable in respect thereof pursuant to Section 2.3(d). With respect to uncertificated shares of Spansion Common Stock held through “direct registration,” Cypress shall implement procedures with the Exchange Agent for effecting the exchange of such directly registered uncertificated shares of Spansion Common Stock for shares of Cypress Common Stock and payment of cash in lieu of any fractional shares pursuant to Section 1.4(b)(i), as promptly as practicable after the Effective Time. Upon surrender of Certificates (or effective affidavits in lieu thereof) or Book Entry Shares for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Cypress, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor the number of whole shares of Cypress Common Stock (after taking into account all Certificates or such Book Entry Shares surrendered by such holder of record) such holder is entitled to receive pursuant to Section 1.4(b)(i) (which, at the election of Cypress, may be in uncertificated book entry form unless a physical certificate is requested by the holder of record or is otherwise required by applicable Legal Requirements), payment of any cash such holder is entitled to receive pursuant to Section 1.4(b)(i) in lieu of fractional shares of Cypress Common Stock and any dividends or distributions such holder is entitled to receive pursuant to Section 2.3(d), which shares and cash Cypress shall cause the Exchange Agent to distribute as promptly as practicable (but in any event within five (5) Business Days) following surrender of such Certificates or Book Entry Shares and such duly completed and validly executed letter of transmittal, and the Certificates so surrendered shall forthwith be canceled. The Exchange Agent shall accept such Certificates or Book Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose for an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book Entry Shares on the cash amounts payable upon the surrender of such Certificates or such Book Entry Shares pursuant to this Section 2.3. Until so surrendered, from and after the Effective Time outstanding Certificates or Book Entry Shares shall be deemed to evidence only the ownership of the number of full shares of Cypress Common Stock into which such shares of Spansion Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.4(b)(i) and any dividends or distributions payable pursuant to Section 2.3(d). Notwithstanding anything to the contrary in this Agreement, Certificates and Book Entry Shares to be exchanged by any Person constituting an “affiliate” of Spansion for purposes of Rule 145 under the Securities Act shall be subject to the restrictions described in such Rule 145.

(d) Dividends and Distributions. Whenever a dividend or other distribution is declared or made after the date hereof with respect to Cypress Common Stock with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all shares of Cypress Common Stock issuable pursuant to this Agreement. No dividends or other distributions declared or made after the date hereof with respect to Cypress Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates or Book Entry Shares with respect to the shares of Cypress Common Stock represented thereby until the holders of record of such Certificates or such Book Entry Shares shall surrender such Certificates or such Book Entry Shares. Subject to applicable Legal Requirements, following surrender of any such Certificates or such Book Entry Shares, the Exchange Agent shall deliver to the record holders thereof, without interest, promptly after such surrender, the number of whole shares of Cypress Common Stock issued in exchange therefor along with any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Cypress Common Stock.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the shares of Cypress Common Stock issuable in respect thereof pursuant to Section 1.4(b)(i), the cash payable in respect thereof pursuant to Section 1.4(b)(i) in lieu of fractional shares of Cypress Common Stock and any dividends or distributions payable in respect thereof pursuant to Section 2.3(d); provided, however, that Cypress may, in its discretion and as a condition precedent to the issuance thereof, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable and customary amount as Cypress may direct as indemnity against any claim that may be made against Cypress, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(f) Transferred Shares. In the event that a transfer of ownership of shares of Spansion Common Stock is not registered in the stock transfer books or ledger of Spansion, or if shares of Cypress Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered are properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Cypress (or any agent designated by Cypress) any transfer or other Taxes required by reason of the issuance of shares of Cypress Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Cypress (or any agent designated by Cypress) that such transfer or other Taxes have been paid or are otherwise not payable.

(g) Tax Withholding. Each of the Exchange Agent, Cypress and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any holder or former holder of Spansion Capital Stock, such amounts as are required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or non U.S. tax law or under any applicable Legal Requirement and to request and receive from such holder or former holder any relevant tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or similar information. To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes as having been paid to the Person to whom such amounts would otherwise have been paid.

(h) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Cypress, the Surviving Corporation or any other party hereto shall be liable to a holder of shares of Cypress Common Stock or Spansion Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or other similar Legal Requirement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SPANSION

Except (i) as set forth in the disclosure letter that has been prepared by Spansion and delivered by Spansion to Cypress in connection with the execution and delivery of this Agreement, dated as of the date hereof (the “Spansion Disclosure Letter”), which expressly identifies the Section (or, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure in the Spansion Disclosure Letter relating to one Section or subsection shall also apply to any other Sections and subsections if and to the extent that it is readily apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that such disclosure also relates to such other Sections or subsections), or (ii) as set forth in any Spansion SEC Reports filed with, or furnished to, the SEC and publicly available prior to the date hereof (other than in any “risk factors” or other disclosure statements included therein that are cautionary, predictive or forward looking in nature and not statements of historical fact), Spansion hereby represents and warrants to Cypress and Merger Sub as follows:

3.1 Organization and Qualification. Spansion is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted. Spansion is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect.

3.2 Authority; Approvals and Enforceability.

(a) Spansion has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and subject only to the approval of the Spansion Stockholders as described below, to consummate the Merger and the other transactions contemplated hereby in accordance with the terms hereof.

(b) The execution and delivery of this Agreement by Spansion, and performance by Spansion with its obligations hereunder, and the consummation of the Merger and the other transactions contemplated hereby, and the Spansion Support Agreements, have been duly and validly approved by the Spansion board of directors (the “Spansion Board”). As of the date of this Agreement, the Spansion Board has unanimously determined that this Agreement and the Merger and other transactions contemplated hereby are advisable and in the best interests of the Spansion stockholders and has unanimously resolved to recommend that the Spansion Stockholders adopt this Agreement (the “Spansion Voting Proposal”). Prior to making the foregoing determinations, the Spansion

Board received an opinion of Morgan Stanley & Co. LLC (“Morgan Stanley”) to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of Spansion Common Stock (other than shares of Spansion Common Stock that are owned by Cypress, Merger Sub, or Spansion, or by any direct or indirect wholly owned Subsidiary of Cypress, Merger Sub, or Spansion, in each case immediately prior to the Effective Time), and as of the date hereof the foregoing opinion has not been withdrawn, revoked or modified in any respect.

(c) Except for the approval of the Spansion Voting Proposal by the affirmative vote of the holders of a majority of the outstanding shares of Spansion Common Stock entitled to vote at a meeting of the Spansion Stockholders called to consider the Spansion Voting Proposal (the “Requisite Spansion Stockholder Approval”) and assuming the accuracy of the representations and warranties set forth in Section 4.23 of this Agreement, no other corporate proceedings on the part of Spansion are necessary to approve or adopt this Agreement under applicable Legal Requirements and to consummate the Merger and other transactions contemplated hereby in accordance with the terms hereof.

(d) This Agreement has been duly and validly executed and delivered by Spansion, and assuming due authorization, execution and delivery by Cypress and Merger Sub, this Agreement constitutes a valid and binding obligation of Spansion, enforceable against Spansion in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.

3.3 Required Filings and Consents.

(a) The execution and delivery by Spansion of this Agreement do not, and the performance by Spansion of its covenants and agreements under this Agreement and the consummation by Spansion of the transactions contemplated by this Agreement will not, (i) assuming receipt of the Requisite Spansion Stockholder Approval conflict with or violate the Spansion Certificate of Incorporation or the Spansion Bylaws or any Spansion Subsidiary Documents, (ii) assuming receipt of the government approvals contemplated by Section 3.3(b) conflict with or violate any Legal Requirements applicable to Spansion or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, (iii) require notice to or the consent of any Person under, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair Spansion’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, payment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets (including intangible assets) of Spansion or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Spansion or any of its Subsidiaries is a party or by which Spansion or any of its Subsidiaries or its or any of their respective properties is bound or affected, or (iv) give rise to or result in any person having, or having the right to exercise, any preemptive rights, rights of first refusal, rights to acquire or similar rights with respect to any capital stock of Spansion or any of its Subsidiaries or any of their respective assets or properties, except in the case of the preceding clauses (ii) through (iv), inclusive, as would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect.

(b) The execution and delivery by Spansion of this Agreement do not, and the performance by Spansion of its covenants and agreements under this Agreement and the consummation by Spansion of the transactions contemplated by this Agreement (including the Merger) will not, require any consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any Governmental Authority, except (i) as may be required by the HSR Act, (ii) as may be required under any foreign antitrust or competition Legal Requirement, (iii) the filing of the Joint Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and as may be required under the Securities Act, (iv) such consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings, and notifications as may be required under applicable United States federal and state securities laws, (v) the filing of the Certificate of Merger or other documents as required by the DGCL and (vi) such other consents, approvals, orders, registrations, declarations, permits, filings and notifications which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect.

3.4 Certificate of Incorporation and Bylaws. Spansion has heretofore made available to Cypress a complete and accurate copy of the Spansion Certificate of Incorporation and Spansion Bylaws, along with the charter and bylaws (or equivalent organizational documents) each as amended to date, of each of its Subsidiaries (the “Spansion Subsidiary Documents”). The Spansion Certificate of Incorporation, Spansion Bylaws and Spansion Subsidiary Documents, each as amended to date, are in full force and effect, and neither the Spansion Board nor, to the knowledge of Spansion, any Spansion Stockholder has taken any action to amend the Spansion Certificate of Incorporation or the Spansion Bylaws in any respect. Spansion has not taken any action in breach or violation of any of the provisions of the Spansion Certificate of Incorporation or the Spansion Bylaws, and each Subsidiary is not in breach or violation of any of the material provisions of their respective Spansion Subsidiary Documents, except, in the case of a Subsidiary, as would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect.

3.5 Capitalization.

(a) The authorized capital stock of Spansion consists of 150,000,000 shares of Spansion Class A Common Stock, 1 share of Spansion Class B Common Stock and 50,000,000 shares of Spansion Preferred Stock. As of November 28, 2014, (i) 62,237,645 shares of Spansion Class A Common Stock were issued and outstanding, (ii) 8,567,203 shares of Spansion Class A Common Stock were reserved for issuance pursuant to outstanding options and awards granted pursuant to Spansion’s 2010 Equity Incentive Award Plan (the “Spansion 2010 Plan”) (with the number of shares of Spansion Class A Common Stock reserved pursuant to outstanding performance stock units calculated based on the maximum performance criteria), (iii) 2,000,000 shares of Spansion Common Stock were reserved for issuance pursuant to Spansion’s ESPP, (iv) no shares of Spansion Common Stock were issued and held in the treasury of Spansion, (v) 14,058,105 shares of Spansion Class A Common Stock were reserved for issuance upon exchange of the Exchangeable Senior Notes, (vi) no shares of Spansion Class B Common Stock are issued and outstanding, and (vii) no shares of Preferred Stock are issued and outstanding. Since November 28, 2014, Spansion has not issued any securities (including derivative securities) except for shares of Spansion Class A Common Stock issued upon exercise of Spansion Stock Awards, the vesting of Spansion Restricted Stock Units or the vesting of Spansion Performance Stock Units.

(b) Section 3.5(b) of the Spansion Disclosure Letter sets forth a complete and accurate list of all stock option plans or any other plan or agreement adopted by Spansion that provides for the issuance of equity to any Person (the “Spansion Stock Plans”). Spansion has made available to Cypress complete and accurate copies of all Spansion Stock Plans and the forms of all award agreements evidencing outstanding Spansion Stock Awards, and all agreements under the Stock Plans that materially deviate from such forms of award agreement.

(c) Section 3.5(c) of the Spansion Disclosure Letter sets forth a complete and accurate list as of December 1, 2014 of all outstanding equity-based awards, whether payable in stock, cash or other property or any combination of the foregoing (the “Spansion Stock Awards”) granted under any Spansion Stock Plans or otherwise, indicating, with respect to each Spansion Stock Award then outstanding, the type of awards granted, the number of shares of Spansion Common Stock subject to such Spansion Stock Award, the plan under which such Spansion Stock Award was granted and the exercise or purchase price (if any), date of grant, vesting schedule and expiration date thereof, including the extent to which any vesting had occurred as of the date of this Agreement and whether (and to what extent) the vesting of such Spansion Stock Award will be accelerated in any way by the consummation of the transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the consummation of the Merger. Spansion has issued certain Spansion Restricted Stock Units or Spansion Performance Stock Units that include terms or conditions that are dependent upon revenue targets, earnings per share, operating margin percentage performance, Spansion’s percentile rank of total shareholder return or other comparison-based shareholder returns (“Performance Awards”), and, such outstanding Performance Awards represent (i) 1,277,471 shares of Spansion Common Stock upon the achievement of the target performance criteria and (ii) 1,484,814 shares of Spansion Common Stock upon the achievement of the maximum performance criteria.

(d) Except as described in Section 3.5(a) or as otherwise expressly permitted by Section 5.2 of this Agreement, no capital stock of Spansion or any of its Subsidiaries or any security convertible or exchangeable into or exercisable for such capital stock, is issued, reserved for issuance or outstanding. Except as described in Section 3.5(c) of this Agreement and except for changes since the date of this Agreement resulting from the exercise of employee stock options outstanding on such date or described on Section 3.5(c) of the Spansion Disclosure Letter, there are no exercisable securities, there are no options, preemptive rights, warrants, calls, rights, commitments, agreements, arrangements or understandings of any kind to which Spansion or any of its Subsidiaries is a party, or by which Spansion or any of its Subsidiaries is bound, obligating Spansion or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Spansion or any of its Subsidiaries or obligating Spansion or any of its Subsidiaries to grant, extend or accelerate the vesting of or enter into any such option, warrant, call, right, commitment, agreement, arrangement or understanding. There are no stockholder agreements, voting trusts, proxies or other similar agreements, arrangements or understandings to which Spansion or any of its Subsidiaries is a party, or by which it or they are bound, obligating Spansion or any of its Subsidiaries with respect to any shares of capital stock of Spansion or any of its Subsidiaries. There are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of Spansion), of Spansion or any of its Subsidiaries, to repurchase, redeem or otherwise acquire any shares of capital stock of Spansion or any of its Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. Other than the Spansion Registration Rights Agreements, there are no registration rights or other agreements, arrangements or understandings to which Spansion or any of its Subsidiaries is a party, or by which it or they are bound, obligating Spansion or any of its Subsidiaries with respect to any shares of Spansion Common Stock or shares of capital stock of any such Subsidiary.

(e) All outstanding shares of Spansion Common Stock are, and all shares of Spansion Common Stock reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Spansion Certificate of Incorporation or the Spansion Bylaws or any agreement to which Spansion is a party or otherwise bound. None of the outstanding shares of Spansion Common Stock have been issued in violation of any United States federal or state securities laws. All of the outstanding shares of capital stock of each of the Subsidiaries of Spansion are duly authorized, validly issued, fully paid and nonassessable, and all such shares (other than directors’ qualifying shares in the case of foreign Subsidiaries) are owned by Spansion or a Subsidiary of Spansion free and clear of any and all Liens. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of Spansion or any of its Subsidiaries.

(f) Spansion Class A Common Stock constitutes the only class of equity securities of Spansion or its Subsidiaries registered or required to be registered under the Exchange Act.

3.6 Subsidiaries. A complete and accurate list of all of the Subsidiaries of Spansion, together with the jurisdiction of incorporation of each Subsidiary and the percentage of each Subsidiary’s outstanding capital stock owned by Spansion or another Subsidiary or Affiliate of Spansion, is set forth in Section 3.6 of the Spansion Disclosure Letter. Spansion does not own, directly or indirectly, any capital stock of, or other equity, voting or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity, voting or similar interest in, any Person, excluding securities in any publicly traded company held for investment by Spansion and comprising less than one percent (1%) of the outstanding stock of such company. Each Subsidiary of Spansion is duly organized, validly existing and in good standing under the Legal Requirements of its jurisdiction of organization (to the extent such concepts exist in such jurisdictions) and has all requisite corporate or other power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted, except to the extent that the failure to be so organized or existing or in good standing or have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect. Each Subsidiary of Spansion is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect.

3.7 SEC Reports. Spansion has filed and made available to Cypress (including via the SEC’s EDGAR system) all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by Spansion with the SEC since December 26, 2010 (collectively, the “Spansion SEC Reports”). The Spansion SEC Reports, including all forms, reports and documents filed by Spansion with the SEC after the date hereof and prior to the Effective Time, (i) were and, in the case of the Spansion SEC Reports filed after the date hereof, will be, prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), and in the case of such forms, reports and documents filed by Spansion with the SEC after the date of this Agreement, will not as of the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Spansion SEC Reports or necessary in order to make the statements in such Spansion SEC Reports, in light of the circumstances under which they were and will be made, not misleading. None of the Subsidiaries of Spansion is required to file any forms, reports, schedules, statements or other documents with the SEC. Spansion is eligible to incorporate by reference into the Registration Statement regarding Spansion pursuant to Part B of Form S-4.

3.8 Financial Statements and Internal Controls.

(a) Each of the consolidated financial statements (including, in each case, any related notes and schedules), contained in the Spansion SEC Reports, including any Spansion SEC Reports filed after the date of this Agreement, complied or will comply, as of its respective date, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved and fairly presented in all material respects or will fairly present in all material respects the consolidated financial position of Spansion and its Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that any unaudited interim financial statements are subject to normal and recurring year-end adjustments which have not been and are not expected to be material in amount, individually or in the aggregate.

(b) The chief executive officer and chief financial officer of Spansion have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and Spansion is otherwise in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the NYSE.

(c) Spansion and each of its Subsidiaries has established and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of Spansion and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Spansion and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Spansion Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Spansion and its Subsidiaries.

(d) To the knowledge of Spansion, since December 29, 2013, neither Spansion nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Spansion and its Subsidiaries, (ii) any fraud, whether or not material, that involves Spansion’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Spansion and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

(e) Neither Spansion nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Spansion or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Spansion or any of its Subsidiaries in Spansion’s consolidated financial statements.

(f) Neither Spansion nor any of its Subsidiaries nor, to the knowledge of Spansion, any director, officer, auditor, accountant, consultant or representative of Spansion or any of its Subsidiaries has, since December 29, 2013, received written notice of any substantive complaint, allegation, assertion or claim that Spansion or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No current or former attorney representing Spansion or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Spansion or any of its officers, directors, employees or agents to the current the Spansion Board or any committee thereof or to any current director or executive officer of Spansion.

(g) To the knowledge of Spansion, no employee of Spansion or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Legal Requirements of the type described in Section 806 of the Sarbanes-Oxley Act by Spansion or any of its Subsidiaries. Neither Spansion nor any of its Subsidiaries nor, to the knowledge of Spansion, any director, officer, employee, contractor, subcontractor or agent of Spansion or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Spansion or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

3.9 Undisclosed Liabilities. Except as reflected in the Spansion Balance Sheet, neither Spansion nor any of its Subsidiaries has any Liabilities, other than (i) Liabilities incurred since the date of the Spansion Balance Sheet in the ordinary course of business consistent with past practice, (ii) Liabilities under this Agreement or expressly permitted to be incurred under this Agreement, and (iii) Liabilities that, individually and in the aggregate, have not had, and would not reasonably be expected to have, a Spansion Material Adverse Effect.

3.10 Subsequent Changes. Since the date of the Spansion Balance Sheet through the date hereof, Spansion has conducted its business in the ordinary course of business consistent with past practice and, since such date through the date hereof, there has not occurred (i) any Spansion Material Adverse Effect or (ii) any action taken by Spansion or event that would have required the consent of Cypress pursuant to Sections 5.2 had such action or event occurred after the date of this Agreement.

3.11 Real Property. Spansion and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the real properties which it purports to own or lease, including all the real properties reflected in the Spansion Balance Sheet. All real properties reflected in the Spansion Balance Sheet are held free and clear of all Liens, except for Liens reflected on the Spansion Balance Sheet and Liens for current Taxes not yet due and other Liens that do not materially impair the use of the property subject thereto. All real property leases, subleases, licenses or other occupancy agreements to which Spansion or any of its Subsidiaries is a party (collectively, the “Spansion Real Property Leases”) are in full force and effect, except where the failure of such Spansion Real Property Leases to be in full force and effect would not be reasonably likely to result in a Spansion Material Adverse Effect. There is no default by Spansion or any of its Subsidiaries under any of the Spansion Real Property Leases, or, to the knowledge of Spansion, defaults by any other party thereto, except such defaults as have been waived in writing or cured or such defaults that in the aggregate would not be reasonably likely to result in a Spansion Material Adverse Effect.

3.12 Tangible Property. Spansion and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the tangible properties and assets which it purports to own or lease, including all the tangible properties and assets reflected in the Spansion Balance Sheet. All tangible properties and assets reflected in the Spansion Balance Sheet are held free and clear of all Liens, except for Liens reflected on the Spansion Balance Sheet and Liens for current Taxes not yet due and other Liens that do not materially impair the use of the property or assets subject thereto. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by Spansion or any of its Subsidiaries are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as conducted as of the date hereof, and Spansion and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such machinery, equipment, furniture, fixtures and other tangible personal property and assets that are material to Spansion and its Subsidiaries, taken as a whole, free and clear of all Liens, except for conditions or defects in title or other Liens that in the aggregate would not be reasonably likely to result in a Spansion Material Adverse Effect.

3.13 Intellectual Property.

(a) Section 3.13(a) of the Spansion Disclosure Letter contains a complete and accurate list of all Patents or other Intellectual Property Rights that are Registered Intellectual Property owned by or registered in the name of Spansion or any of its Subsidiaries (collectively the “Spansion Registered Intellectual Property”). All material Spansion Registered Intellectual Property is, to the knowledge of Spansion, subsisting and neither invalid nor unenforceable.

(b) All material Spansion Registered Intellectual Property Rights that are owned by Spansion or a Subsidiary of Spansion are owned by Spansion or one or more of its Subsidiaries free and clear of any material Liens (excluding any non-exclusive licenses entered into in the ordinary course of business). To the knowledge of Spansion, all material Spansion Intellectual Property Rights that are owned by Spansion or a Subsidiary of Spansion are, and immediately following the transactions contemplated hereby shall be, freely, transferable, licensable and alienable without the consent of, or notice or payment of any kind to any Governmental Authority or third party. Neither Spansion nor any of its Subsidiaries has in the past 36 months transferred ownership of, or granted an exclusive license to, any third Person, of any Intellectual Property Rights that are or were material Spansion Intellectual Property Rights and that are or were owned by Spansion or a Subsidiary of Spansion.

(c) Neither Spansion nor its Subsidiaries has, in the conduct of the business of Spansion and its Subsidiaries as currently conducted, knowingly infringed upon, violated or used without authorization or license, any Intellectual Property Rights owned by any third Person, except as would not be material to or create material Liability for the business of Spansion and its Subsidiaries, taken as a whole. There is no pending or, to Spansion’s knowledge, threatened (and at no time within the three (3) years prior to the date of this Agreement has there been pending any) suit, arbitration or other adversarial proceeding before any court, government agency or arbitral tribunal, or in any jurisdiction, against Spansion or any of its Subsidiaries, alleging that any activities, products or conduct of Spansion’s or any of its Subsidiaries’ business infringes upon, violates or constitutes the unauthorized use of the Intellectual Property Rights of any third Person, or challenging the ownership, validity, or enforceability of any Spansion Intellectual Property Rights. Spansion is not party to any settlements, consents, decrees, stipulations, judgments, or orders resulting from suits, actions or similar legal proceedings, which (i) materially restrict Spansion’s or any of its Subsidiaries’ rights to use, license or transfer any material Spansion Intellectual Property Rights, or (ii) compel or require Spansion or any of its Subsidiaries to license or transfer any material Spansion Intellectual Property Rights.

(d) Except as set forth in Section 3.13(d) of the Spansion Disclosure Letter, there are no pending claims, suits, arbitrations or other adversarial proceedings before any court, government agency or arbitral tribunal brought by Spansion or any of its Subsidiaries against any third party with respect to any Spansion Intellectual Property Rights, which remain unresolved as of the date hereof.

(e) Section 3.13(e) of the Spansion Disclosure Letter contains a complete and accurate list of all material Contracts pursuant to which a third party has licensed to Spansion or any of its Subsidiaries any Intellectual Property Right that is material to the business of Spansion or any Spansion Subsidiary (“Spansion In Licenses”) taken as a whole, other than Contracts with respect to commercial available Technology that is not included in any Spansion Product or necessary to the manufacture of any Spansion Product and are not otherwise material to the business of Spansion and its Subsidiaries, taken as a whole.

(f) Section 3.13(f) of the Spansion Disclosure Letter contains a complete and accurate list of all material Contracts pursuant to which Spansion or any of its Subsidiaries has granted a third Person or Affiliate any rights or licenses to any material Spansion Intellectual Property Rights other than non-exclusive licenses granted in the ordinary course of business (“Spansion Out Licenses,” and together with the Spansion In Licenses, the “Spansion IP Licenses”).

(g) Neither Spansion nor any of its Subsidiaries, nor, to the knowledge of Spansion any other party to a Spansion IP License, is in material breach of any such Spansion IP License that is material to the business of Spansion and its Subsidiaries, taken as a whole. The consummation of the transactions contemplated hereby will not result or cause: (A) (i) the breach by Spansion or any of its Subsidiaries of any Spansion IP License, (ii) the forfeiture, termination, impairment or restriction of any right or license granted to Spansion or any of its Subsidiaries under a Spansion IP License, or (iii) Spansion or any of its Subsidiaries to grant, or expand the scope of a prior grant, to a third party of any rights to any material Spansion Intellectual Property Rights (including by release of any source code), except (with respect to clauses (i), (ii) and (iii)) as would not reasonably be expected to have a Spansion Material Adverse Effect, (B) as a result of any Contract to which Spansion or any of its Subsidiaries is a party, a third party to become licensed to, or otherwise have rights to, any material Intellectual Property Rights of Cypress or any of its Subsidiaries, or (C) cause any royalties fees or other payments to become payable by Spansion or any of its Subsidiaries to any third person as a result of the use of any material Intellectual Property Rights by Spansion or any of its Subsidiaries or cause any existing obligations to pay such royalties, fees or other payments to materially increase (other than due to increased sales of Spansion’s Products).

(h) To the knowledge of Spansion, Spansion and its Subsidiaries are in material compliance with all their respective obligations pursuant to any Public Software license agreements under which they license-in Technology that is included in any Spansion Product distributed by Spansion.

3.14 Material Contracts.

(a) For all purposes of and under this Agreement, an “Spansion Material Contract” shall mean:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to Spansion and its Subsidiaries;

(ii) any employment-related Contract or plan, including any stock option, restricted stock unit, performance stock unit, stock appreciation right or stock purchase plan or agreement or material Contract, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated by this Agreement (whether alone or in connection with subsequent or additional events);

(iii) any Contract containing any covenant (A) limiting the right of Spansion or any of its Subsidiaries to engage in any line of business or to compete with any Person in any line of business, or (B) prohibiting Spansion or any of its Subsidiaries (or, after the Closing Date, Cypress) from engaging in business with any Person or levying a fine, charge or other payment for doing so;

(iv) any Contract (A) relating to the pending or future disposition or acquisition by Spansion or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business or (B) pursuant to which Spansion or any of its Subsidiaries will acquire after the date of this Agreement any material ownership interest in any other Person or other business enterprise other than Spansion’s Subsidiaries;

(v) any material manufacturing, assembly, testing, development or packaging Contract;

(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $12,500,000, other than (A) accounts receivables and payables, (B) loans to direct or indirect wholly owned Subsidiaries, and (C) advances to employees for travel and business expenses, in each case in the ordinary course of business consistent with past practice;

(vii) any settlement Contract with ongoing obligations other than (A) releases that are immaterial in nature or amount entered into in the ordinary course of business, (B) settlement Contracts only involving the payment of cash in amounts that do not exceed $2,500,000 in any individual case, or (C) settlement Contracts relating to Patent licenses entered into in the ordinary course of business, consistent with past practice;

(viii) any Contract that is collectively bargained by Spansion;

(ix) any Contract for the sale of Spansion Products with any customer who, in the year ended December 31, 2013 or the ten months ended October 31, 2014, was one of the 10 largest sources of revenues for Spansion and its Subsidiaries, based on amounts paid or payable;

(x) other than purchase orders in the ordinary course of business, any other Contract that provides for payment obligations by Spansion or any of its Subsidiaries in any twelve (12) month period of $7,500,000 or more in any individual case that is not terminable by Spansion or its Subsidiaries upon notice of ninety (90) days or less without material liability to Spansion or its Subsidiaries and is not disclosed pursuant to clauses (i) through (ix) above, inclusive; and

(xi) any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination of which would be reasonably expected to have a Spansion Material Adverse Effect and is not disclosed pursuant to clauses (i) through (x) above, inclusive.

(b) Section 3.14(b) of the Spansion Disclosure Letter contains a complete and accurate list of all Spansion Material Contracts as of the date hereof, to or by which Spansion or any of its Subsidiaries is a party or is bound, and identifies each subsection of Section 3.14(a) that describes such Spansion Material Contract.

(c) Each Spansion Material Contract is valid and binding on Spansion (and/or each such Subsidiary of Spansion party thereto) and is in full force and effect, other than those Contracts that by their terms have expired or been terminated since the date hereof, and neither Spansion nor any of its Subsidiaries party thereto, nor, to the knowledge of Spansion, any other party thereto, is in breach of, or default under, any such Spansion Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by Spansion or any of its Subsidiaries, or, to the knowledge of Spansion, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect.

3.15 Tax Matters.

(a) Spansion and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete in all material respects.

(b) Spansion and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, except with respect to matters for which adequate reserves have been established on the Financial Statements in accordance with GAAP.

(c) The U.S. consolidated federal income Tax Returns of Spansion have been examined by the Internal Revenue Service (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired) for all periods ending on or before December 31, 2009.

(d) There are no audits, examinations, investigations or other proceedings in respect of income Taxes or other material Taxes pending or threatened in writing with respect to Spansion or any of its Subsidiaries.

(e) There are no Liens for Taxes on any of the assets of Spansion or any of its Subsidiaries other than Liens for Taxes not yet due and payable or being contested in good faith and for which adequate reserves have been established on the Financial Statements in accordance with GAAP.

(f) None of Spansion or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Legal Requirement).

(g) Spansion and its Subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction Contract or order with respect to Spansion and each of its Subsidiaries.

(h) None of Spansion or any of its Subsidiaries has engaged in a “reportable transaction,” within the meaning of Treas. Reg. Section 1.6011-4(b), including any transaction that is the same or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. Section 1.6011-4(b)(2).

3.16 Employee Benefit Matters.

(a) Spansion has made available the complete and accurate material documents for each Spansion Employee Plan. Neither Spansion nor any ERISA Affiliate of Spansion has notified employees of any plan or made any commitment to establish any new Spansion Employee Plan, to modify any Spansion Employee Plan (except to the extent required by law or to conform any such Spansion Employee Plan to the requirements of any applicable law, in each case as previously disclosed to Cypress in writing, or as required by this Agreement), or to adopt or enter into any Spansion Employee Plan.

(b) With respect to each Spansion Employee Plan, Spansion has made available to Cypress complete and accurate copies of (i) such Spansion Employee Plan (or a written summary of any unwritten plan) together with all amendments, (ii) in the case of any plan for which Forms 5500 are required to be filed, the three most recent annual reports (Form 5500) with schedules attached, (iii) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination, opinion, notification or advisory letter from the IRS, and correspondence to or from the IRS or the DOL with respect to such letter (iv) each trust agreement, group annuity contract, administration and similar material agreements, investment management or investment advisory agreements, (v) the most recent summary plan descriptions and employee handbook, or other similar material employee communications relating to employee benefits matters, (vi) all personnel, payroll and employment manuals and policies, (vii) the most recent annual and periodic financial statements and other annual accounting of assets for each Spansion Employee Plan that is funded, (viii) all communications material to any employees within the past two (2) years relating to any Spansion Employee Plan and any proposed Spansion Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Spansion, (ix) all material correspondence to or from any governmental agency relating to any Spansion Employee Plan within the past two (2) years, (ix) the three (3) most recent plan years’ discrimination tests for each Spansion Employee Plan, (x) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Spansion Employee Plan, and (xi) the most recent annual actuarial valuations, if any, for each Spansion Employee Plan.

(c) Each Spansion Employee Plan has been established, maintained and administered in all material respects in accordance with all applicable Legal Requirements, including if applicable, ERISA and the Code, and in accordance with its terms, and each of Spansion, Spansion’s Subsidiaries and their respective ERISA Affiliates have in all material respects met their obligations with respect to each Spansion Employee Plan and have timely made (or timely will make) all required contributions thereto.

(d) Section 3.16(d) of the Spansion Disclosure Letter contains a complete and accurate list of each Spansion Employee Benefit Plan that has assets which include securities issued by Spansion, any of Spansion’s Subsidiaries or any of their respective ERISA Affiliates. Each of Spansion, Spansion’s Subsidiaries and their respective ERISA Affiliates have complied in all respects with the Sarbanes-Oxley Act in respect of each such Spansion Employee Plan, and has timely filed any and all filings required under applicable Legal Requirements in respect of each such Spansion Employee Plan.

(e) All Spansion Employee Plans that are intended to be qualified under Section 401(a) of the Code, and all trusts that are intended to be qualified under Section 501(a) of the Code (each, a “Spansion Qualified Plan”), have received determination, opinion or advisory letters from the Internal Revenue Service to the effect that such Spansion Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or Spansion has remaining a period of time under applicable U.S. Department of the Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such Spansion Qualified Plan. No such determination, opinion or advisory letter has been revoked and, to the knowledge of Spansion, revocation has not been threatened, and no such Spansion Employee Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would reasonably be expected to adversely affect its qualification or materially increase its cost. There has been no termination, partial termination or discontinuance of contributions to any Spansion Qualified Plan that resulted or may reasonably be expected to result in material liability to Spansion. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Spansion Employee Plan.

(f) Neither Spansion, any of Spansion’s Subsidiaries nor any of their respective ERISA Affiliates has in the preceding six (6) years maintained, participated in or contributed to (or been obligated to contribute to), or can reasonably expect to have future liability with respect to (i) Pension Plan subject to Title IV of ERISA or Section 412 of the Code; (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a “multiple employer plan” as defined in ERISA or the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. No Spansion Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(g) To the extent permitted by applicable Legal Requirement, each Spansion Employee Plan (other than Spansion Stock Plans or an employment, severance, change in control or similar agreement with an individual) is amendable and terminable unilaterally by Spansion and any of Spansion’s Subsidiaries party thereto or covered thereby at any time without material liability to Spansion or any of its Subsidiaries as a result thereof, other than for benefits accrued as of the date of such amendment or termination and routine administrative costs. No such Spansion Employee Plan has been amended in contravention of the terms of such plan or any legal obligation owed to any participant in such plan.

(h) Other than as required under Section 4980B of the Code or equivalent state law and Section 601 et seq. of ERISA or equivalent state law, none of the Spansion Employee Plans promises or provides health or other welfare benefits (excluding normal claims for benefits under Spansion’s group life insurance, accidental death and dismemberment insurance and disability plans and policies) or coverage to any person following retirement or other termination of employment.

(i) There is no action, suit, proceeding, claim, arbitration, audit or investigation pending or, to the knowledge of Spansion, threatened or, to the knowledge of Spansion, reasonably anticipated, with respect to any Spansion Employee Plan or the assets of any Spansion Employee Benefit Plan, other than claims for benefits in the ordinary course. No Spansion Employee Plan is or within the last three calendar years has been the subject of, or has received notice that it is the subject of, examination by a government agency or a participant in a government sponsored amnesty, voluntary compliance or similar program.

(j) To the knowledge of Spansion, each individual who has received compensation for the performance of services on behalf of Spansion, any of Spansion’s Subsidiaries or any of their respective ERISA Affiliates has been properly classified as an employee or independent contractor in accordance with applicable Legal Requirement.

(k) To the knowledge of Cypress, each Spansion Employee Plan maintained or covering employees outside the United States (the “Spansion Non-U.S. Employee Plans”), and the books and records thereof, is in material compliance with all applicable Legal Requirements of each applicable jurisdiction. No such Spansion Non-U.S. Employee Plan has unfunded liabilities in excess of two-million dollars ($2,000,000), that as of the Effective Time, will not be offset by insurance or fully accrued and, except as required by a Legal Requirement, no condition exists that would prevent Spansion or Cypress from terminating or amending any such Spansion Employee Plan at any time for any reason without liability to Spansion or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits). Section 3.16(k) of the Spansion Disclosure Letter contains a complete and accurate list of each country in which Spansion or any of its Subsidiaries or Affiliates has operations as of the Spansion Balance Sheet Date and the approximate number of employees in each such country as of the Spansion Balance Sheet Date.

(l) Section 3.16(l) of the Spansion Disclosure Letter sets forth a complete and accurate list of (i) all employment agreements with employees of Spansion or any of its Subsidiaries, other than customary offer letters and other similar employment agreements entered into in the ordinary course of business or which are terminable at the election of Spansion and under which the aggregate remaining obligations of Spansion would not exceed ten-thousand dollars ($10,000); and (ii) all operative severance agreements, programs and policies of Spansion or any of its Subsidiaries with or relating to its Section 16 officers, excluding programs and policies required to be maintained by Legal Requirement.

(m) All contributions required to be made with respect to any Spansion Employee Plan on or prior to the Effective Time have been or will be timely made or are reflected on the Spansion Balance Sheet.

(n) The negotiation or consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of Spansion or any Subsidiary of Spansion to severance pay, or any other payment from Spansion or any of its Subsidiaries, or pursuant to any Spansion Employee Plan, (ii) accelerate the time of distribution, payment or vesting, a lapse of repurchase rights or increase the amount of compensation or benefits due any such employee, director or officer, (iii) result in the forgiveness of indebtedness, or (iv) trigger an obligation to fund benefits. No payment or benefit which will or may be made by Spansion or its ERISA Affiliates with respect to any current or former employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) is reasonably expected to be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code. There is no contract, agreement, plan or arrangement to which Spansion or any of its ERISA Affiliates is a party or by which it is bound to compensate any current or former employee or other disqualified individual for excise taxes paid pursuant to Section 4999 of the Code.

(o) Section 3.16(o) of the Spansion Disclosure Letter contains a complete and accurate list of each “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) sponsored or maintained by Spansion and each of its ERISA Affiliates. Each such nonqualified deferred compensation plan has been documented and operated in material compliance with Section 409A of the Code.

(p) No stock option, stock appreciation right or service provider warrant of Spansion (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option, right or warrant was granted or (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right.

(q) There is no Contract to which Spansion or any of its Subsidiaries is a party, including the provisions of this Agreement, covering any employee, consultant or director of Spansion or any of its Subsidiaries, which, individually or collectively, reasonably could be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code.

3.17 Labor Matters.

(a) Spansion and each of its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance. Spansion and each of its Subsidiaries (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees; (ii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice), except in each case, for any failure to withhold, report or pay which would have or could reasonably be expected to have a Spansion Material Adverse Effect.

(b) To the knowledge of Spansion: (i) there are no current labor union organizing activities with respect to any employees of Spansion and/or any of its Subsidiaries, (ii) no labor union, labor organization, trade union, works council, or group of employees of Spansion and/or any of its Subsidiaries has made a pending demand for recognition or certification, (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, and (iv) there are no labor strikes or lockouts, or threats thereof, against or affecting Spansion or any of its Subsidiaries.

(c) Spansion and each of its Subsidiaries are and have been in material compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), and any similar foreign, state or local law relating to plant closings and layoffs. Neither Spansion nor any of its Subsidiaries is currently engaged in any layoffs or employment terminations sufficient in number to trigger application of the WARN Act or any similar state, local or foreign law. Section 3.17(c) of the Spansion Disclosure Letter contains a complete and accurate list of the names and the sites of employment or facilities of those individuals who suffered an “employment loss” (as defined in the WARN Act) at any site of employment or facility of Spansion or any of its Subsidiaries during the 90-day period prior to the date of this Agreement. Section 3.17(c) of the Spansion Disclosure Letter shall be updated immediately prior to the Closing with respect to the 90-day period prior to the Closing.

(d) No employee of Spansion or any of its Subsidiaries (i) to the knowledge of Spansion is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Spansion or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by Spansion or any of its Subsidiaries or relating to the use of trade secrets or proprietary information of others, or (ii) in the case of any key employee or group of key employees, has given notice as of the date of this Agreement to Spansion or any of its Subsidiaries that such employee or any employee in a group of key employees intends to terminate his or her employment with Spansion or any of its Subsidiaries.

(e) Section 3.17(e) of the Spansion Disclosure Letter contains a complete and accurate list of all Legal Requirements, if any, to inform, consult or negotiate with any works counsels or labor unions, labor organizations or trade unions as a result of the negotiation or execution of this Agreement, the performance by Spansion of its obligations hereunder or the consummation of the transactions contemplated hereby, either alone or in connection with additional or subsequent events.

3.18 Environmental Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect, no Hazardous Materials are present on any real property that is currently owned, operated, occupied, controlled or leased by Spansion or any of its Subsidiaries or were present on any real property at the time it ceased to be owned, operated, occupied, controlled or leased by Spansion or its Subsidiaries, including the land, the improvements thereon, the groundwater thereunder and the surface water thereon. Except as would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect, there are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any real property currently owned, operated, occupied, controlled or leased by Spansion or any of its Subsidiaries or as a consequence of the acts of Spansion, its Subsidiaries or their agents.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect, Spansion and its Subsidiaries have conducted all Hazardous Material Activities in compliance in all material respects with all applicable Environmental Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect, the Hazardous Materials Activities of Spansion and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect, Spansion and its Subsidiaries have complied in all material respects with all covenants and conditions of any Environmental Permit which is or has been in force with respect to its Hazardous Materials Activities. No circumstances exist which could reasonably be expected to cause any material Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee.

(d) No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Spansion, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of Spansion or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect.

(e) Neither Spansion nor any of its Subsidiaries is aware of any fact or circumstance that could result in any Liability under an Environmental Law which would reasonably be expected to have a Spansion Material Adverse Effect. Except as would not reasonably be expected to have a Spansion Material Adverse Effect, neither Spansion nor any Subsidiary has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of Spansion or any of its Subsidiaries.

(f) Spansion and the Subsidiaries have delivered to Cypress or made available for inspection by Cypress and its agents, representatives and employees all material environmental site assessments and environmental audits in Spansion’s possession or control. Spansion and its Subsidiaries have complied in all material respects with all environmental disclosure obligations imposed by applicable law with respect to this transaction.

3.19 Compliance with Laws.

(a) Generally. Spansion and its Subsidiaries are in compliance with, and are not in default under or violation of (and have not received any notice of material non-compliance, default or violation with respect to) any Legal Requirement applicable to Spansion or any of its Subsidiaries or by which any of their respective properties is bound, except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect.

(b) Foreign Corrupt Practices Act. Neither Spansion nor any of its Subsidiaries (including any of their respective officers, directors, agents, employees or other Person associated with or acting on their behalf) have, directly or indirectly, taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977 (“FCPA”), as amended, or any rules or regulations thereunder, the United Kingdom Bribery Act of 2010, Organization of Economic Cooperation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any similar anti-corruption or anti-bribery laws applicable to Spansion or its Subsidiaries (collectively, “Anti-Corruption Laws”), used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly, except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect. Neither Spansion, any of its Subsidiaries nor any other entity under their control have conducted an internal investigation, or been informally or formally investigated, charged, or prosecuted, for conduct related to applicable Anti-Corruption Laws. Spansion has established internal controls and procedures to ensure compliance with applicable Anti-Corruption Laws, accurately accounted for all payments to third parties, disclosed all payments or provisions to foreign officials (as defined by the FCPA), and made available all of such documentation to Cypress.

(c) Export Control Laws.

(i) Spansion and each of its Subsidiaries have complied with all applicable export and re-export control and trade and economic sanctions Legal Requirements (“Export Controls”), including the Export Administration Regulations (“EAR”) maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control (“OFAC”), and the International Traffic in Arms Regulations (“ITAR”) maintained by the Department of State and any applicable anti-boycott compliance regulations except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect. Neither Spansion nor any of its Subsidiaries has directly or indirectly sold, exported, re-exported, transferred, diverted, or otherwise disposed of any products, software, technology, or technical data to any destination, entity, or person prohibited by the Legal Requirements of the United States, without obtaining prior authorization from the competent government authorities as required by Export Controls. Spansion and its Subsidiaries are in compliance with all applicable import Legal Requirements (“Import Restrictions”), including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

(ii) Neither Spansion nor any of its Subsidiaries has knowledge of any fact or circumstance that would result in any Liability for any violation of Export Control and Import Restrictions other than as would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect.

(iii) Spansion and its Subsidiaries, including, to the knowledge of Spansion, all of their customs brokers and freight forwarders, have maintained all records required to be maintained regarding the business of Spansion and its Subsidiaries as required under the Export Control and Import Restrictions other than as would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect.

3.20 Permits. Spansion and its Subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from Governmental Entities that are material to the operation of the business of Spansion and its Subsidiaries taken as a whole as currently conducted (collectively, the “Spansion Permits”). The Spansion Permits are in full force and effect, have not been violated in any material respect and, to the knowledge of Spansion, no suspension, revocation or cancellation thereof has been threatened, and there is no Legal Proceeding pending or, to the knowledge of Spansion, threatened, seeking the suspension, revocation or cancellation of any Spansion Permits. No Spansion Permit shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement.

3.21 Legal Proceedings and Orders.

(a) Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect, there are no material Legal Proceedings (other than arising from or relating to the Merger or any of the other transactions contemplated by this Agreement), (a) pending against Spansion or any of its Subsidiaries or any of their respective properties or assets, or (b) to the knowledge of Spansion, threatened against Spansion or any of its Subsidiaries, or any of their respective properties or assets.

(b) Orders. Neither Spansion nor any Subsidiary of Spansion is subject to any outstanding Order that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. There has not been nor are there currently any internal investigations or inquiries being conducted by Spansion, the Spansion Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

3.22 Insurance. Summaries of the material terms of all material fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies and other forms of insurance maintained by Spansion or any of its Subsidiaries have been made available to Cypress upon request. Each such policy is in full force and effect and all premiums due thereon have been paid in full.

3.23 No Ownership of Cypress Capital Stock. Neither Spansion nor any of its Affiliates (nor any of its “Associates” as defined in Section 203 of the DGCL) is or has been during the past three (3) years an “interested stockholder” of Cypress as defined in Section 203 of the DGCL. Other than with respect to the Cypress Support Agreements, neither Spansion nor any of its Affiliates (nor any of its “Associates” as defined in Section 203 of the DGCL) beneficially owns, directly or indirectly, or is the record holder of, and is not (and during the past three (3) years has not been) a party to any agreement (other than this Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of Cypress Common Stock or any option, warrant or other right to acquire any shares of Cypress Common Stock.

3.24 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.23 of this Agreement, the Spansion Board has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Merger and any of the other transactions contemplated thereby, including the Spansion Support Agreements, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. Other than Section 203 of the DGCL, no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation under the laws of the State of Delaware or other applicable Legal Requirement (each, a “Takeover Statute”) is applicable to Spansion, the Merger or any of the other transactions contemplated by this Agreement or the Spansion Support Agreements.

3.25 Brokers, Finders and Financial Advisors. No broker, finder or investment banker (other than Morgan Stanley and Jefferies LLC (“Jefferies”)) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Spansion or any of its Subsidiaries. Spansion has furnished to Cypress a complete and accurate copy of all agreements between Spansion, on the one hand, and either Morgan Stanley or Jefferies, on the other hand, pursuant to which either of such firms would be entitled to any such payment.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CYPRESS AND MERGER SUB

Except (i) as set forth in the disclosure letter that has been prepared by Cypress and delivered by Cypress to Spansion in connection with the execution and delivery of this Agreement, dated as of the date hereof (the “Cypress Disclosure Letter”), which expressly identifies the Section (or, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure in the Cypress Disclosure Letter relating to one Section or subsection shall also apply to any other Sections and subsections if and to the extent that it is readily apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that such disclosure also relates to such other Sections or subsections), or (ii) as set forth in any Cypress SEC Reports filed with, or furnished to, the SEC and publicly available prior to the date hereof (other than in any “risk factors” or other disclosure statements included therein that are cautionary, predictive or forward looking in nature and not statements of historical fact), Cypress and Merger Sub hereby represent and warrant to Spansion as follows:

4.1 Organization and Qualification. Each of Cypress and Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Delaware and have all requisite corporate power and authority necessary to enable each to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted. Each of Cypress and Merger Sub is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect.

4.2 Authority; Approvals and Enforceability.

(a) Each of Cypress and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and subject only to the approval of the Cypress Stockholders as described below, to consummate the Merger and the other transactions contemplated hereby in accordance with the terms hereof.

(b) The execution and delivery of this Agreement by Cypress, and performance by Cypress with its obligations hereunder, and the consummation of the Merger and the other transactions contemplated hereby, and the Cypress Support Agreements, have been duly and validly approved by the Cypress board of directors (the “Cypress Board”). As of the date of this Agreement, the Cypress Board has unanimously determined that this Agreement and the Merger and other transactions contemplated hereby are advisable and in the best interests of the Cypress Stockholders and has unanimously resolved to recommend that the Cypress Stockholders approve the issuance of shares of Cypress Common Stock in the Merger (the “Cypress Voting Proposal”). Prior to making the foregoing determinations, the Cypress Board received an opinion of Qatalyst Partners LP (“Qatalyst Partners”) to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to Cypress, and as of the date hereof the foregoing opinion has not been withdrawn, revoked or modified in any respect.

(c) Except for the approval of the Cypress Voting Proposal by the affirmative vote of the majority of shares present in person or represented by proxy at the Cypress Stockholder Meeting called to consider the Cypress Voting Proposal (the “Requisite Cypress Stockholder Approval”) and assuming the accuracy of the representations and warranties set forth in Section 3.23 of this Agreement, no other corporate proceedings on the part of Cypress are necessary to approve or adopt this Agreement under applicable Legal Requirements and to consummate the Merger and other transactions contemplated hereby in accordance with the terms hereof.

(d) This Agreement has been duly and validly executed and delivered by each of Cypress and Merger Sub, and assuming due authorization, execution and delivery by Spansion, this Agreement constitutes a valid and binding obligation of each of Cypress and Merger Sub, enforceable against each of Cypress and Merger Sub in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.

4.3 Required Filings and Consents.

(a) The execution and delivery by Cypress of this Agreement do not, and the performance by Cypress of its covenants and agreements under this Agreement and the consummation by Cypress of the transactions contemplated by this Agreement will not, (i) assuming receipt of the Requisite Cypress Stockholder Approval, conflict with or violate the Cypress Certificate of Incorporation or the Cypress Bylaws or any Cypress Subsidiary Documents, (ii) assuming receipt of the government approvals contemplated by Section 4.3(b) conflict with or violate any Legal Requirements applicable to Cypress or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, (iii) require notice to or the consent of any Person under, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair Cypress’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, payment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets (including intangible assets) of Cypress or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Cypress or any of its Subsidiaries is a party or by which Cypress or any of its Subsidiaries or its or any of their respective properties is bound or affected, or (iv) give rise to or result in any person having, or having the right to exercise, any preemptive rights, rights of first refusal, rights to acquire or similar rights with respect to any capital stock of Cypress or any of its Subsidiaries or any of their respective assets or properties, except in the case of the preceding clauses (ii) through (iv), inclusive, as would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect.

(b) The execution and delivery by Cypress of this Agreement do not, and the performance by Cypress of its covenants and agreements under this Agreement and the consummation by Cypress of the transactions contemplated by this Agreement (including the Merger) will not, require any consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any Governmental Authority, except (i) as may be required by the HSR Act, (ii) as may be required under any foreign antitrust or competition Legal Requirement, (iii) the filing of the Joint Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and as may be required under the Securities Act, (iv) such consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings, and notifications as may be required under applicable United States federal and state securities laws, (v) the filing of the Certificate of Merger or other documents as required by the DGCL and (vi) such other consents, approvals, orders, registrations, declarations, permits, filings and notifications which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect.

4.4 Certificate of Incorporation and Bylaws. Cypress has heretofore made available to Spansion a complete and accurate copy of the Cypress Certificate of Incorporation and Cypress Bylaws, along with the charter and bylaws (or equivalent organizational documents) each as amended to date, of each of its Subsidiaries (the “Cypress Subsidiary Documents”). The Cypress Certificate of Incorporation, Cypress Bylaws and Cypress Subsidiary Documents, each as amended to date, are in full force and effect, and neither the Cypress Board nor, to the knowledge of Cypress, any Cypress Stockholder has taken any action to amend the Cypress Certificate of Incorporation or the Cypress Bylaws in any respect. Cypress has not taken any action in breach or violation of any of the provisions of the Cypress Certificate of Incorporation or the Cypress Bylaws, and each Subsidiary is not in breach or violation of any of the material provisions of their respective Cypress Subsidiary Documents, except, in the case of a Subsidiary, as would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect.

4.5 Capitalization.

(a) The authorized capital stock of Cypress consists of 650,000,000 shares of Cypress Common Stock, and 5,000,000 shares of Cypress preferred stock, par value $0.01 per share (“Cypress Preferred Stock”). As of November 28, 2014, (i) 162,184,760 shares of Cypress Common Stock were issued and outstanding, (ii) no shares of Cypress Preferred Stock were issued and outstanding, (iii) 2,666,580 shares of Cypress Common Stock were reserved for issuance pursuant to outstanding options and awards granted pursuant to Cypress’s 1999 Stock Option Plan (the “Cypress 1999 Stock Plan”), (iv) 20,666,005 shares of Cypress Common Stock were reserved for issuance pursuant to outstanding options and awards granted pursuant to Cypress’s 2013 Stock Option Plan (the “Cypress 2013 Stock Plan”), (v) 1,228,634 shares of Cypress Common Stock were reserved for issuance pursuant to outstanding options and awards granted pursuant to Cypress’s 2012 Incentive Award Plan (the “Cypress 2012 Plan”), (vi) 3,095,260 shares of Cypress Common Stock were available for purchase pursuant to Cypress’s Employee Stock Purchase Plan (the “Cypress ESPP”), and (vii) 143,153,553 shares of Cypress Common Stock were issued and held in the treasury of Cypress. Since November 28, 2014, Cypress has not issued any securities (including derivative securities) except for shares of Cypress Common Stock issued upon exercise of stock options or other stock awards.

(b) Section 4.5(b) of the Cypress Disclosure Letter sets forth a complete and accurate list of all stock option plans or any other plan or agreement adopted by Cypress that provides for the issuance of equity to any Person (the “Cypress Stock Plans”). Cypress has made available to Spansion complete and accurate copies of all Cypress Stock Plans and the forms of all award agreements evidencing outstanding Cypress Stock Awards, and all agreements under the Cypress Stock Plans that materially deviate from such forms of award agreement.

(c) Section 4.5(c) of the Cypress Disclosure Letter sets forth a complete and accurate list as of November 24, 2014 of all outstanding equity-based awards, whether payable in stock, cash or other property or any combination of the foregoing (the “Cypress Stock Awards”) granted under any Cypress Stock Plans or otherwise, indicating, with respect to each Cypress Stock Award then outstanding, the type of awards granted, the number of shares of Cypress Common Stock subject to such Cypress Stock Award, the plan under which such Cypress Stock Award was granted and the exercise or purchase price (if any), date of grant, vesting schedule and expiration date thereof, including the extent to which any vesting had occurred as of the date of this Agreement and whether (and to what extent) the vesting of such Cypress Stock Award will be accelerated in any way by the consummation of the transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the consummation of the Merger. Cypress has issued certain Cypress Restricted Stock Units or Cypress Performance Stock Units that include terms or conditions that are dependent upon revenue targets, earnings per share, operating margin percentage performance, Cypress’s percentile rank of total shareholder return or other comparison-based shareholder returns (“Performance Awards”), and, such outstanding Performance Awards represent (i) 3,672,752 shares of Cypress Common Stock upon the achievement of the target performance criteria and (ii) 7,216,968 shares of Cypress Common Stock upon the achievement of the maximum performance criteria.

(d) Except as described in Section 4.5(a) or as otherwise expressly permitted by Section 5.2 of this Agreement, no capital stock of Cypress or any of its Subsidiaries or any security convertible or exchangeable into or exercisable for such capital stock, is issued, reserved for issuance or outstanding. Except as described in Section 4.5(c) of this Agreement and except for changes since the date of this Agreement resulting from the exercise of employee stock options outstanding on such date or described on Section 4.5(c) of the Cypress Disclosure Letter, there are no exercisable securities, there are no options, preemptive rights, warrants, calls, rights, commitments, agreements, arrangements or understandings of any kind to which Cypress or any of its Subsidiaries is a party, or by which Cypress or any of its Subsidiaries is bound, obligating Cypress or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Cypress or any of its Subsidiaries or obligating Cypress or any of its Subsidiaries to grant, extend or accelerate the vesting of or enter into any such option, warrant, call, right, commitment, agreement, arrangement or understanding. There are no stockholder agreements, voting trusts, proxies or other similar agreements, arrangements or understandings to which Cypress or any of its Subsidiaries is a party, or by which it or they are bound, obligating Cypress or any of its Subsidiaries with respect to any shares of capital stock of Cypress or any of its Subsidiaries. There are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of Cypress), of Cypress or any of its Subsidiaries, to repurchase, redeem or otherwise acquire any shares of capital stock of Cypress or any of its Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. Other than the Cypress Registration Rights Agreement, there are no registration rights or other agreements, arrangements or understandings to which Cypress or any of its Subsidiaries is a party, or by which it or they are bound, obligating Cypress or any of its Subsidiaries with respect to any shares of Cypress Common Stock or shares of capital stock of any such Subsidiary.

(e) All outstanding shares of Cypress Common Stock are, and all shares of Cypress Common Stock reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Cypress Certificate of Incorporation or the Cypress Bylaws or any agreement to which Cypress is a party or otherwise bound. None of the outstanding shares of Cypress Common Stock have been issued in violation of any United States federal or state securities laws. All of the outstanding shares of capital stock of each of the Subsidiaries of Cypress are duly authorized, validly issued, fully paid and nonassessable, and all such shares (other than directors’ qualifying shares in the case of foreign Subsidiaries) are owned by Cypress or a Subsidiary of Cypress free and clear of any and all Liens. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of Cypress or any of its Subsidiaries.

(f) Cypress Common Stock constitutes the only class of equity securities of Cypress or its Subsidiaries registered or required to be registered under the Exchange Act.

4.6 Subsidiaries. A complete and accurate list of all of the Subsidiaries of Cypress, together with the jurisdiction of incorporation of each Subsidiary and the percentage of each Subsidiary’s outstanding capital stock owned by Spansion or another Subsidiary or Affiliate of Cypress, is set forth in Section 4.6 of the Cypress Disclosure Letter. Cypress does not own, directly or indirectly, any capital stock of, or other equity, voting or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity, voting or similar interest in, any Person, excluding securities in any publicly traded company held for investment by Cypress and comprising less than one percent (1%) of the outstanding stock of such company. Each Subsidiary of Cypress is duly organized, validly existing and in good standing under the Legal Requirements of its jurisdiction of organization (to the extent such concepts exist in such jurisdictions) and has all requisite corporate or other power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted, except to the extent that the failure to be so organized or existing or in good standing or have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect. Each Subsidiary of Cypress is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect.

4.7 SEC Reports. Cypress has filed and made available to Spansion (including via the SEC’s EDGAR system) all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by Cypress with the SEC since January 2, 2011 (collectively, the “Cypress SEC Reports”). The Cypress SEC Reports, including all forms, reports and documents filed by Cypress with the SEC after the date hereof and prior to the Effective Time, (i) were and, in the case of the Cypress SEC Reports filed after the date hereof, will be, prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), and in the case of such forms, reports and documents filed by Cypress with the SEC after the date of this Agreement, will not as of the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Cypress SEC Reports or necessary in order to make the statements in such Cypress SEC Reports, in light of the circumstances under which they were and will be made, not misleading. None of the Subsidiaries of Cypress is required to file any forms, reports, schedules, statements or other documents with the SEC. Cypress is eligible to incorporate by reference into the Registration Statement regarding Cypress pursuant to Part B of Form S-4.

4.8 Financial Statements and Internal Controls.

(a) Each of the consolidated financial statements (including, in each case, any related notes and schedules), contained in the Cypress SEC Reports, including any Cypress SEC Reports filed after the date of this Agreement, complied or will comply, as of its respective date, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved and fairly presented in all material respects or will fairly present in all material respects the consolidated financial position of Cypress and its Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that any unaudited interim financial statements are subject to normal and recurring year-end adjustments which have not been and are not expected to be material in amount, individually or in the aggregate.

(b) The chief executive officer and chief financial officer of Cypress have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and Cypress is otherwise in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the Nasdaq Global Select Market.

(c) Cypress and each of its Subsidiaries has established and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of Cypress and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Cypress and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Cypress Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Cypress and its Subsidiaries.

(d) To the knowledge of Cypress, since December 29, 2013, neither Cypress nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Cypress and its Subsidiaries, (ii) any fraud, whether or not material, that involves Cypress’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Cypress and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

(e) Neither Cypress nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Cypress or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Cypress or any of its Subsidiaries in Cypress’s consolidated financial statements.

(f) Neither Cypress nor any of its Subsidiaries nor, to the knowledge of Cypress, any director, officer, auditor, accountant, consultant or representative of Cypress or any of its Subsidiaries has, since December 29, 2013, received written notice of any substantive complaint, allegation, assertion or claim that Cypress or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No current or former attorney representing Cypress or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Cypress or any of its officers, directors, employees or agents to the current the Cypress Board or any committee thereof or to any current director or executive officer of Cypress.

(g) To the knowledge of Cypress, no employee of Cypress or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Legal Requirements of the type described in Section 806 of the Sarbanes-Oxley Act by Cypress or any of its Subsidiaries. Neither Cypress nor any of its Subsidiaries nor, to the knowledge of Cypress, any director, officer, employee, contractor, subcontractor or agent of Cypress or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Cypress or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

4.9 Undisclosed Liabilities. Except as reflected in the Cypress Balance Sheet, neither Cypress nor any of its Subsidiaries has any Liabilities, other than (i) Liabilities incurred since the date of the Cypress Balance Sheet in the ordinary course of business consistent with past practice, (ii) Liabilities under this Agreement or expressly permitted to be incurred under this Agreement, and (iii) Liabilities that, individually and in the aggregate, have not had, and would not reasonably be expected to have, a Cypress Material Adverse Effect.

4.10 Subsequent Changes. Since the date of the Cypress Balance Sheet through the date hereof, Cypress has conducted its business in the ordinary course of business consistent with past practice and, since such date through the date hereof, there has not occurred (i) any Cypress Material Adverse Effect or (ii) any action taken by Cypress or event that would have required the consent of Spansion pursuant to Sections 5.2 had such action or event occurred after the date of this Agreement.

4.11 Real Property. Cypress and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the real properties which it purports to own or lease, including all the real properties reflected in the Spansion Balance Sheet. All real properties reflected in the Cypress Balance Sheet are held free and clear of all Liens, except for Liens reflected on the Cypress Balance Sheet and Liens for current Taxes not yet due and other Liens that do not materially impair the use of the property subject thereto. All real property leases, subleases, licenses or other occupancy agreements to which Cypress or any of its Subsidiaries is a party (collectively, the “Cypress Real Property Leases”) are in full force and effect, except where the failure of such Cypress Real Property Leases to be in full force and effect would not be reasonably likely to result in a Cypress Material Adverse Effect. There is no default by Cypress or any of its Subsidiaries under any of the Cypress Real Property Leases, or, to the knowledge of Cypress, defaults by any other party thereto, except such defaults as have been waived in writing or cured or such defaults that in the aggregate would not be reasonably likely to result in a Cypress Material Adverse Effect.

4.12 Tangible Property. Cypress and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the tangible properties and assets which it purports to own or lease, including all the tangible properties and assets reflected in the Cypress Balance Sheet. All tangible properties and assets reflected in the Cypress Balance Sheet are held free and clear of all Liens, except for Liens reflected on the Cypress Balance Sheet and Liens for current Taxes not yet due and other Liens that do not materially impair the use of the property or assets subject thereto. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by Cypress or any of its Subsidiaries are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as conducted as of the date hereof, and Cypress and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such machinery, equipment, furniture, fixtures and other tangible personal property and assets that are material to Cypress and its Subsidiaries, taken as a whole, free and clear of all Liens, except for conditions or defects in title or other Liens that in the aggregate would not be reasonably likely to result in a Cypress Material Adverse Effect.

4.13 Intellectual Property.

(a) Section 4.13(a) of the Cypress Disclosure Letter contains a complete and accurate list of all Patents or other Intellectual Property Rights that are Registered Intellectual Property owned by or registered in the name of Cypress or any of its Subsidiaries (collectively the “Cypress Registered Intellectual Property”). All material Cypress Registered Intellectual Property is, to the knowledge of Cypress, subsisting and neither invalid nor unenforceable.

(b) All material Cypress Registered Intellectual Property Rights that are owned by Cypress or a Subsidiary of Cypress are owned by Cypress or one or more of its Subsidiaries free and clear of any material Liens (excluding any non-exclusive licenses entered into in the ordinary course of business). To the knowledge of Cypress, all material Cypress Intellectual Property Rights that are owned by Cypress or a Subsidiary of Cypress are, and immediately following the transactions contemplated hereby shall be, freely, transferable, licensable and alienable without the consent of, or notice or payment of any kind to any Governmental Authority or third party. Neither Cypress nor any of its Subsidiaries has in the past 36 months transferred ownership of, or granted an exclusive license to, any third Person, of any Intellectual Property Rights that are or were material Cypress Intellectual Property Rights and that are or were owned by Cypress or a Subsidiary of Cypress.

(c) Neither Cypress nor its Subsidiaries has, in the conduct of the business of Cypress and its Subsidiaries as currently conducted, knowingly infringed upon, violated or used without authorization or license, any Intellectual Property Rights owned by any third Person, except as would not be material to or create material Liability for the business of Cypress and its Subsidiaries, taken as a whole. There is no pending or, to Cypress’s knowledge, threatened (and at no time within the three (3) years prior to the date of this Agreement has there been pending any) suit, arbitration or other adversarial proceeding before any court, government agency or arbitral tribunal, or in any jurisdiction, against Cypress or any of its Subsidiaries, alleging that any activities, products or conduct of Cypress’s or any of its Subsidiaries’ business infringes upon, violates or constitutes the unauthorized use of the Intellectual Property Rights of any third Person, or challenging the ownership, validity, or enforceability of any Cypress Intellectual Property Rights. Cypress is not party to any settlements, consents, decrees, stipulations, judgments, or orders resulting from suits, actions or similar legal proceedings, which (i) materially restrict Cypress’s or any of its Subsidiaries’ rights to use, license or transfer any material Cypress Intellectual Property Rights, or (ii) compel or require Cypress or any of its Subsidiaries to license or transfer any material Cypress Intellectual Property Rights.

(d) Except as set forth in Section 3.13(d) of the Cypress Disclosure Letter, there are no pending claims, suits, arbitrations or other adversarial proceedings before any court, government agency or arbitral tribunal brought by Cypress or any of its Subsidiaries against any third party with respect to any Cypress Intellectual Property Rights, which remain unresolved as of the date hereof.

(e) Section 4.13(e) of the Cypress Disclosure Letter contains a complete and accurate list of all material Contracts pursuant to which a third party has licensed to Cypress or any of its Subsidiaries any Intellectual Property Right that is material to the business of Cypress or any Cypress Subsidiary (“Cypress In Licenses”) taken as a whole, other than Contracts with respect to commercial available Technology that is not included in any Cypress Product or necessary to the manufacture of any Cypress Product and are not otherwise material to the business of Cypress and its Subsidiaries, taken as a whole.

(f) Section 4.13(f) of the Cypress Disclosure Letter contains a complete and accurate list of all material Contracts pursuant to which Cypress or any of its Subsidiaries has granted a third Person or Affiliate any rights or licenses to any material Cypress Intellectual Property Rights other than non-exclusive licenses granted in the ordinary course of business (“Cypress Out Licenses,” and together with the Cypress In Licenses, the “Cypress IP Licenses”).

(g) Neither Cypress nor any of its Subsidiaries, nor, to the knowledge of Cypress any other party to a Cypress IP License, is in material breach of any such Cypress IP License that is material to the business of Cypress and its Subsidiaries, taken as a whole. The consummation of the transactions contemplated hereby will not result or cause: (A) (i) the breach by Cypress or any of its Subsidiaries of any Cypress IP License, (ii) the forfeiture, termination, impairment or restriction of any right or license granted to Cypress or any of its Subsidiaries under a Cypress IP License, or (iii) Cypress or any of its Subsidiaries to grant, or expand the scope of a prior grant, to a third party of any rights to any material Cypress Intellectual Property Rights (including by release of any source code), except (with respect to clauses (i), (ii) and (iii)) as would not reasonably be expected to have a Cypress Material Adverse Effect, (B) as a result of any Contract to which Cypress or any of its Subsidiaries is a party, a third party to become licensed to, or otherwise have rights to, any material Intellectual Property Rights of Spansion or any of its Subsidiaries, or (C) cause any royalties fees or other payments to become payable by Cypress or any of its Subsidiaries to any third person as a result of the use of any material Intellectual Property Rights by Cypress or any of its Subsidiaries or cause any existing obligations to pay such royalties, fees or other payments to materially increase (other than due to increased sales of Cypress’s Products).

(h) To the knowledge of Cypress, Cypress and its Subsidiaries are in material compliance with all their respective obligations pursuant to any Public Software license agreements under which they license-in Technology that is included in any Cypress Product distributed by Cypress.

4.14 Material Contracts.

(a) For all purposes of and under this Agreement, a “Cypress Material Contract” shall mean:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to Cypress and its Subsidiaries;

(ii) any employment-related Contract or plan, including any stock option, restricted stock unit, performance stock unit, stock appreciation right or stock purchase plan or agreement or material Contract, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated by this Agreement (whether alone or in connection with subsequent or additional events);

(iii) any Contract containing any covenant (A) limiting the right of Cypress or any of its Subsidiaries to engage in any line of business or to compete with any Person in any line of business, or (B) prohibiting Cypress or any of its Subsidiaries (or, after the Closing Date, Spansion) from engaging in business with any Person or levying a fine, charge or other payment for doing so;

(iv) any Contract (A) relating to the pending or future disposition or acquisition by Cypress or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business or (B) pursuant to which Cypress or any of its Subsidiaries will acquire after the date of this Agreement any material ownership interest in any other Person or other business enterprise other than Cypress’s Subsidiaries;

(v) any material manufacturing, assembly, testing, development or packaging Contract;

(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $12,500,000, other than (A) accounts receivables and payables, (B) loans to direct or indirect wholly owned Subsidiaries, and (C) advances to employees for travel and business expenses, in each case in the ordinary course of business consistent with past practice;

(vii) any settlement Contract with ongoing obligations other than (A) releases that are immaterial in nature or amount entered into in the ordinary course of business, (B) settlement Contracts only involving the payment of cash in amounts that do not exceed $2,500,000 in any individual case, or (C) settlement Contracts relating to Patent licenses entered into in the ordinary course of business, consistent with past practice;

(viii) any Contract that is collectively bargained by Cypress;

(ix) any Contract for the sale of Cypress Products with any customer who, in the year ended December 31, 2013 or the ten months ended October 31, 2014, was one of the 10 largest sources of revenues for Cypress and its Subsidiaries, based on amounts paid or payable;

(x) other than purchase orders in the ordinary course of business, any other Contract that provides for payment obligations by Cypress or any of its Subsidiaries in any twelve (12) month period of $7,500,000 or more in any individual case that is not terminable by Cypress or its Subsidiaries upon notice of ninety (90) days or less without material liability to Cypress or its Subsidiaries and is not disclosed pursuant to clauses (i) through (ix) above, inclusive; and

(xi) any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination of which would be reasonably expected to have a Cypress Material Adverse Effect and is not disclosed pursuant to clauses (i) through (x) above, inclusive.

(b) Section 4.14(b) of the Cypress Disclosure Letter contains a complete and accurate list of all Cypress Material Contracts as of the date hereof, to or by which Cypress or any of its Subsidiaries is a party or is bound, and identifies each subsection of Section 4.14(a) that describes such Cypress Material Contract.

(c) Each Cypress Material Contract is valid and binding on Cypress (and/or each such Subsidiary of Cypress party thereto) and is in full force and effect, other than those Contracts that by their terms have expired or been terminated since the date hereof, and neither Cypress nor any of its Subsidiaries party thereto, nor, to the knowledge of Cypress, any other party thereto, is in breach of, or default under, any such Cypress Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by Cypress or any of its Subsidiaries, or, to the knowledge of Cypress, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect.

4.15 Tax Matters.

(a) Cypress and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete in all material respects.

(b) Cypress and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, except with respect to matters for which adequate reserves have been established on the Financial Statements in accordance with GAAP.

(c) The U.S. consolidated federal income Tax Returns of Cypress have been examined by the Internal Revenue Service (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired) for all periods ending on or before December 31, 2009.

(d) There are no audits, examinations, investigations or other proceedings in respect of income Taxes or other material Taxes pending or threatened in writing with respect to Cypress or any of its Subsidiaries.

(e) There are no Liens for Taxes on any of the assets of Cypress or any of its Subsidiaries other than Liens for Taxes not yet due and payable or being contested in good faith and for which adequate reserves have been established on the Financial Statements in accordance with GAAP.

(f) None of Cypress or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Legal Requirement).

(g) Cypress and its Subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction Contract or order with respect to Cypress and each of its Subsidiaries.

(h) None of Cypress or any of its Subsidiaries has engaged in a “reportable transaction,” within the meaning of Treas. Reg. Section 1.6011-4(b), including any transaction that is the same or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. Section 1.6011-4(b)(2).

4.16 Employee Benefit Matters.

(a) Cypress has made available the complete and accurate material documents for each Cypress Employee Plan. Neither Cypress nor any ERISA Affiliate of Cypress has notified employees of any plan or made any commitment to establish any new Cypress Employee Plan, to modify any Cypress Employee Plan (except to the extent required by law or to conform any such Cypress Employee Plan to the requirements of any applicable law, in each case as previously disclosed to Spansion in writing, or as required by this Agreement), or to adopt or enter into any Cypress Employee Plan.

(b) With respect to each Cypress Employee Plan, Cypress has made available to Spansion complete and accurate copies of (i) such Cypress Employee Plan (or a written summary of any unwritten plan) together with all amendments, (ii) in the case of any plan for which Forms 5500 are required to be filed, the three most recent annual reports (Form 5500) with schedules attached, (iii) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination, opinion, notification or advisory letter from the IRS, and correspondence to or from the IRS or the DOL with respect to such letter, (iv) each trust agreement, group annuity contract, administration and similar material agreements, investment management or investment advisory agreements, (v) the most recent summary plan descriptions and employee handbook, or other similar material employee communications relating to employee benefits matters, (vi) all personnel, payroll and employment manuals and policies, (vii) the most recent annual and periodic financial statements and other annual accounting of assets for each Cypress Employee Plan that is funded, (viii) all communications material to any employees within the past two (2) years relating to any Cypress Employee Plan and any proposed Cypress Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Cypress, (ix) all material correspondence to or from any governmental agency relating to any Cypress Employee Plan within the past two (2) years, (ix) the three (3) most recent plan years’ discrimination tests for each Cypress Employee Plan, (x) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Cypress Employee Plan, and (xi) the most recent annual actuarial valuations, if any, for each Cypress Employee Plan.

(c) Each Cypress Employee Plan has been established, maintained and administered in all material respects in accordance with all applicable Legal Requirements, including if applicable, ERISA and the Code, and in accordance with its terms, and each of Cypress, Cypress’s Subsidiaries and their respective ERISA Affiliates have in all material respects met their obligations with respect to each Cypress Employee Plan and have timely made (or timely will make) all required contributions thereto.

(d) Section 4.16(d) of the Cypress Disclosure Letter contains a complete and accurate list of each Cypress Employee Benefit Plan that has assets which include securities issued by Cypress, any of Cypress’s Subsidiaries or any of their respective ERISA Affiliates. Each of Cypress, Cypress’s Subsidiaries and their respective ERISA Affiliates have complied in all respects with the Sarbanes-Oxley Act in respect of each such Cypress Employee Plan, and has timely filed any and all filings required under applicable Legal Requirements in respect of each such Cypress Employee Plan.

(e) All Cypress Employee Plans that are intended to be qualified under Section 401(a) of the Code, and all trusts that are intended to be qualified under Section 501(a) of the Code (each, a “Cypress Qualified Plan”), have received determination, opinion or advisory letters from the Internal Revenue Service to the effect that such Cypress Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or Cypress has remaining a period of time under applicable U.S. Department of the Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such Cypress Qualified Plan. No such determination, opinion or advisory letter has been revoked and, to the knowledge of Cypress, revocation has not been threatened, and no such Cypress Employee Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would reasonably be expected to adversely affect its qualification or materially increase its cost. There has been no termination, partial termination or discontinuance of contributions to any Cypress Qualified Plan that resulted or may reasonably be expected to result in material liability to Cypress. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Cypress Employee Plan.

(f) Neither Cypress, any of Cypress’s Subsidiaries nor any of their respective ERISA Affiliates has in the preceding six (6) years maintained, participated in or contributed to (or been obligated to contribute to), or can reasonably expect to have future liability with respect to (i) Pension Plan subject to Title IV of ERISA or Section 412 of the Code; (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a “multiple employer plan” as defined in ERISA or the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. No Cypress Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(g) To the extent permitted by applicable Legal Requirement, each Cypress Employee Plan (other than Cypress Stock Plans or an employment, severance, change in control or similar agreement with an individual) is amendable and terminable unilaterally by Cypress and any of Cypress’s Subsidiaries party thereto or covered thereby at any time without material liability to Cypress or any of its Subsidiaries as a result thereof, other than for benefits accrued as of the date of such amendment or termination and routine administrative costs. No such Cypress Employee Plan has been amended in contravention of the terms of such plan or any legal obligation owed to any participant in such plan.

(h) Other than as required under Section 4980B of the Code or equivalent state law and Section 601 et seq. of ERISA or equivalent state law, none of the Cypress Employee Plans promises or provides health or other welfare benefits (excluding normal claims for benefits under Cypress’s group life insurance, accidental death and dismemberment insurance and disability plans and policies) or coverage to any person following retirement or other termination of employment.

(i) There is no action, suit, proceeding, claim, arbitration, audit or investigation pending or, to the knowledge of Cypress, threatened or to the knowledge of Cypress, reasonably anticipated, with respect to any Cypress Employee Plan or the assets of any Cypress Employee Benefit Plan, other than claims for benefits in the ordinary course. No Cypress Employee Plan is or within the last three calendar years has been the subject of, or has received notice that it is the subject of, examination by a government agency or a participant in a government sponsored amnesty, voluntary compliance or similar program.

(j) To the knowledge of Cypress, each individual who has received compensation for the performance of services on behalf of Cypress, any of Cypress’s Subsidiaries or any of their respective ERISA Affiliates has been properly classified as an employee or independent contractor in accordance with applicable Legal Requirement.

(k) To the knowledge, Cypress, each Cypress Employee Plan maintained or covering employees outside the United States (the “Cypress Non-U.S. Employee Plans”), and the books and records thereof, is in material compliance with all applicable Legal Requirements of each applicable jurisdiction. No such Cypress Non-U.S. Employee Plan has unfunded liabilities in excess of two-million dollars ($2,000,000), that as of the Effective Time, will not be offset by insurance or fully accrued and, except as required by a Legal Requirement, no condition exists that would prevent Cypress or Spansion from terminating or amending any such Cypress Employee Plan at any time for any reason without liability to Cypress or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits). Section 4.16(k) of the Cypress Disclosure Letter contains a complete and accurate list of each country in which Cypress or any of its Subsidiaries or Affiliates has operations as of the Cypress Balance Sheet Date and the approximate number of employees in each such country as of the Cypress Balance Sheet Date.

(l) Section 4.16(l) of the Cypress Disclosure Letter sets forth a complete and accurate list of (i) all employment agreements with employees of Cypress or any of its Subsidiaries, other than customary offer letters and other similar employment agreements entered into in the ordinary course of business or which are terminable at the election of Cypress and under which the aggregate remaining obligations of Cypress would not exceed ten-thousand dollars ($10,000); and (ii) all operative severance agreements, programs and policies of Cypress or any of its Subsidiaries with or relating to its Section 16 officers, excluding programs and policies required to be maintained by Legal Requirement.

(m) All contributions required to be made with respect to any Cypress Employee Plan on or prior to the Effective Time have been or will be timely made or are reflected on the Cypress Balance Sheet.

(n) The negotiation or consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of Cypress or any Subsidiary of Cypress to severance pay, or any other payment from Cypress or any of its Subsidiaries, or pursuant to any Cypress Employee Plan, (ii) accelerate the time of distribution, payment or vesting, a lapse of repurchase rights or increase the amount of compensation or benefits due any such employee, director or officer, (iii) result in the forgiveness of indebtedness, or (iv) trigger an obligation to fund benefits. No payment or benefit which will or may be made by Cypress or its ERISA Affiliates with respect to any current or former employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) is reasonably expected to be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code. There is no contract, agreement, plan or arrangement to which Cypress or any of its ERISA Affiliates is a party or by which it is bound to compensate any current or former employee or other disqualified individual for excise taxes paid pursuant to Section 4999 of the Code.

(o) Section 4.16(o) of the Cypress Disclosure Letter contains a complete and accurate list of each “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) sponsored or maintained by Cypress and each of its ERISA Affiliates. Each such nonqualified deferred compensation plan has been documented and operated in material compliance with Section 409A of the Code.

(p) No stock option, stock appreciation right or service provider warrant of Cypress (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option, right or warrant was granted or (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right.

(q) There is no Contract to which Cypress or any of its Subsidiaries is a party, including the provisions of this Agreement, covering any employee, consultant or director of Cypress or any of its Subsidiaries, which, individually or collectively, reasonably could be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code.

4.17 Labor Matters.

(a) Cypress and each of its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance. Cypress and each of its Subsidiaries (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees; (ii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice), except in each case, for any failure to withhold, report or pay which would have or could reasonably be expected to have a Cypress Material Adverse Effect.

(b) To the knowledge of Cypress: (i) there are no current labor union organizing activities with respect to any employees of Cypress and/or any of its Subsidiaries, (ii) no labor union, labor organization, trade union, works council, or group of employees of Cypress and/or any of its Subsidiaries has made a pending demand for recognition or certification, (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, and (iv) there are no labor strikes or lockouts, or threats thereof, against or affecting Cypress or any of its Subsidiaries.

(c) Cypress and each of its Subsidiaries are and have been in material compliance with all notice and other requirements under the WARN Act, and any similar foreign, state or local law relating to plant closings and layoffs. Neither Cypress nor any of its Subsidiaries is currently engaged in any layoffs or employment terminations sufficient in number to trigger application of the WARN Act or any similar state, local or foreign law. Section 4.17(c) of the Cypress Disclosure Letter contains a complete and accurate list of the names and the sites of employment or facilities of those individuals who suffered an “employment loss” (as defined in the WARN Act) at any site of employment or facility of Cypress or any of its Subsidiaries during the 90-day period prior to the date of this Agreement. Section 4.17(c) of the Cypress Disclosure Letter shall be updated immediately prior to the Closing with respect to the 90-day period prior to the Closing.

(d) No employee of Cypress or any of its Subsidiaries (i) to the knowledge of Cypress is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Cypress or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by Cypress or any of its Subsidiaries or relating to the use of trade secrets or proprietary information of others, or (ii) in the case of any key employee or group of key employees, has given notice as of the date of this Agreement to Cypress or any of its Subsidiaries that such employee or any employee in a group of key employees intends to terminate his or her employment with Cypress or any of its Subsidiaries.

(e) Section 4.17(e) of the Cypress Disclosure Letter contains a complete and accurate list of all Legal Requirements, if any, to inform, consult or negotiate with any works counsels or labor unions, labor organizations or trade unions as a result of the negotiation or execution of this Agreement, the performance by Cypress of its obligations hereunder or the consummation of the transactions contemplated hereby, either alone or in connection with additional or subsequent events.

4.18 Environmental Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect, no Hazardous Materials are present on any real property that is currently owned, operated, occupied, controlled or leased by Cypress or any of its Subsidiaries or were present on any real property at the time it ceased to be owned, operated, occupied, controlled or leased by Cypress or its Subsidiaries, including the land, the improvements thereon, the groundwater thereunder and the surface water thereon. Except as would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect, there are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any real property currently owned, operated, occupied, controlled or leased by Cypress or any of its Subsidiaries or as a consequence of the acts of Cypress, its Subsidiaries or their agents.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect, Cypress and its Subsidiaries have conducted all Hazardous Material Activities in compliance in all material respects with all applicable Environmental Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect, the Hazardous Materials Activities of Cypress and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect, Cypress and its Subsidiaries have complied in all material respects with all covenants and conditions of any Environmental Permit which is or has been in force with respect to its Hazardous Materials Activities. No circumstances exist which could reasonably be expected to cause any material Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee.

(d) No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Cypress, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of Cypress or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect.

(e) Neither Cypress nor any of its Subsidiaries is aware of any fact or circumstance that could result in any Liability under an Environmental Law which would reasonably be expected to have a Cypress Material Adverse Effect. Except as would not reasonably be expected to have a Cypress Material Adverse Effect, neither Cypress nor any Subsidiary has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of Cypress or any of its Subsidiaries.

(f) Cypress and the Subsidiaries have delivered to Spansion or made available for inspection by Spansion and its agents, representatives and employees all material environmental site assessments and environmental audits in Cypress’s possession or control. Cypress and its Subsidiaries have complied in all material respects with all environmental disclosure obligations imposed by applicable law with respect to this transaction.

4.19 Compliance with Laws.

(a) Generally. Cypress and its Subsidiaries are in compliance with, and are not in default under or violation of (and have not received any notice of material non-compliance, default or violation with respect to) any Legal Requirement applicable to Cypress or any of its Subsidiaries or by which any of their respective properties is bound, except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect.

(b) Foreign Corrupt Practices Act. Neither Cypress nor any of its Subsidiaries (including any of their respective officers, directors, agents, employees or other Person associated with or acting on their behalf) have, directly or indirectly, taken any action which would cause it to be in violation of the Anti-Corruption Laws, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly, except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect. Neither Cypress, any of its Subsidiaries nor any other entity under their control have conducted an internal investigation, or been informally or formally investigated, charged, or prosecuted, for conduct related to applicable Anti-Corruption Laws. Cypress has established internal controls and procedures to ensure compliance with applicable Anti-Corruption Laws, accurately accounted for all payments to third parties, disclosed all payments or provisions to foreign officials (as defined by the FCPA), and made available all of such documentation to Spansion.

(c) Export Control Laws.

(i) Cypress and each of its Subsidiaries have complied with all applicable Export Controls, including EAR, OFAC, and ITAR and any applicable anti-boycott compliance regulations except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect. Neither Cypress nor any of its Subsidiaries has directly or indirectly sold, exported, re-exported, transferred, diverted, or otherwise disposed of any products, software, technology, or technical data to any destination, entity, or person prohibited by the Legal Requirements of the United States, without obtaining prior authorization from the competent government authorities as required by Export Controls. Cypress and its Subsidiaries are in compliance with all applicable Import Restrictions, including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

(ii) Neither Cypress nor any of its Subsidiaries has knowledge of any fact or circumstance that would result in any Liability for any violation of Export Control and Import Restrictions other than as would not reasonably be expected to have, individually or in the aggregate, a Spansion Material Adverse Effect.

(iii) Cypress and its Subsidiaries, including, to the knowledge of Cypress, all of their customs brokers and freight forwarders, have maintained all records required to be maintained regarding the business of

Cypress and its Subsidiaries as required under the Export Control and Import Restrictions other than as would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect.

4.20 Permits. Cypress and its Subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from Governmental Entities that are material to the operation of the business of Cypress and its Subsidiaries taken as a whole as currently conducted (collectively, the “Cypress Permits”). The Cypress Permits are in full force and effect, have not been violated in any material respect and, to the knowledge of Cypress, no suspension, revocation or cancellation thereof has been threatened, and there is no Legal Proceeding pending or, to the knowledge of Cypress, threatened, seeking the suspension, revocation or cancellation of any Cypress Permits. No Cypress Permit shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement.

4.21 Legal Proceedings and Orders.

(a) Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a Cypress Material Adverse Effect, there are no material Legal Proceedings (other than arising from or relating to the Merger or any of the other transactions contemplated by this Agreement), (a) pending against Cypress or any of its Subsidiaries or any of their respective properties or assets, or (b) to the knowledge of Cypress, threatened against Cypress or any of its Subsidiaries, or any of their respective properties or assets.

(b) Orders. Neither Cypress nor any Subsidiary of Cypress is subject to any outstanding Order that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. There has not been nor are there currently any internal investigations or inquiries being conducted by Cypress, the Cypress Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

4.22 Insurance. Summaries of the material terms of all material fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies and other forms of insurance maintained by Cypress or any of its Subsidiaries have been made available to Spansion upon request. Each such policy is in full force and effect and all premiums due thereon have been paid in full.

4.23 No Ownership of Spansion Capital Stock. Neither Cypress not any of its Affiliates (nor any of its “Associates” as defined in Section 203 of the DGCL) is or has been during the past three (3) years an “interested stockholder” of Spansion as defined in Section 203 of the DGCL. Other than with respect to the Spansion Support Agreements, neither Cypress nor any of its Affiliates (nor any of its “Associates” as defined in Section 203 of the DGCL) beneficially owns, directly or indirectly, or is the record holder of, and is not (and during the past three (3) years has not been) a party to any agreement (other than this Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of Spansion Common Stock or any option, warrant or other right to acquire any shares of Spansion Common Stock.

4.24 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 3.23 of this Agreement, the Cypress Board has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Merger and any of the other transactions contemplated thereby, including the Cypress Support Agreements, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. Other than Section 203 of the DGCL, no Takeover Statute is applicable to Cypress, the Merger or any of the other transactions contemplated by this Agreement or the Cypress Support Agreements.

4.25 Brokers, Finders and Financial Advisors. No broker, finder or investment banker (other than Qatalyst Partners is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Cypress or any of its Subsidiaries. Cypress has furnished to Spansion a complete and accurate copy of all agreements between Cypress and Qatalyst Partners pursuant to which such firm would be entitled to any such payment.

ARTICLE V

CONDUCT OF BUSINESS

5.1 Affirmative Obligations. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by Legal Requirements, (iii) as set forth in Section 5.1 of the Spansion Disclosure Letter or the Cypress Disclosure Letter, as the case may be, or (iv) as approved in advance by the other party hereto in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 and the Effective Time, each of Spansion and Cypress shall, and each of them shall cause their respective Subsidiaries, to:

(a) use commercially reasonable efforts to carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements;

(b) pay its debts and Taxes when due, in each case subject to good faith disputes over such debts or Taxes;

(c) pay all of its material debts when due and perform all of its material obligations when such obligations are required to be performed, in each case subject to good faith disputes over such debts or obligations;

(d) use its commercially reasonable efforts, consistent with past practices and policies, to (A) preserve intact their respective present businesses, (B) keep available the services of their respective present officers and employees and (C) preserve their respective relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings; and

(e) use its reasonable best efforts to enforce its rights under all confidentiality, non-disclosure, standstill and other similar agreements if and to the extent of any breach or violation thereof.

5.2 Negative Obligations. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as may be required by Legal Requirements, (iii) as set forth in Section 5.2 of the Spansion Disclosure Letter or the Cypress Disclosure Letter, as the case may be, or (iv) as approved in advance by the other party hereto in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 and the Effective Time, neither Spansion nor Cypress shall, nor shall either of them cause or permit any of their respective Subsidiaries to, do any of the following:

(a) propose to adopt any amendments to or amend their respective certificates of incorporation or bylaws or comparable organizational documents;

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, other equity-based commitments, subscriptions, rights to purchase or otherwise) any of their respective securities or any securities of any of their respective Subsidiaries, except for (i) the issuance and sale of shares of common stock pursuant to the exercise or settlement of stock options, restricted stock units or performance stock units outstanding prior to the date hereof, (ii) grants of purchase rights under an employee stock purchase or other similar plan (“ESPP”) provided that the aggregate number of shares of common stock subject to such ESPP issuances shall not exceed 200,000 in the case of Spansion, or 800,000 in the case of Cypress, (iii) grants to newly hired employees of stock options or other equity awards to purchase or receive common stock granted in the ordinary course of business consistent with past practice (including terms, form of grant, and conditions for vesting), provided that (A) in the case of stock options, such stock options have a per share exercise price that is no less than the then-current market price of a share of common stock, (B) in the case of stock options and other equity awards, such stock options and other equity awards are not and will not be subject to any accelerated vesting or other provision that would be triggered as a result of the consummation of the Merger, termination of services following the Closing Date, or any other transactions contemplated by this Agreement or combination of the foregoing, and for the avoidance of doubt, such stock options and other equity awards are not and will not be subject to any accelerated vesting set forth in any severance, change of control or similar arrangement (provided, however, that notwithstanding the foregoing the existing double-trigger acceleration arrangements in the Change of Control and Severance Agreements disclosed in the Spansion Disclosure Letter shall be given effect per their terms with respect to such stock options and other equity awards by Spansion), (C) the aggregate number of shares of common stock subject to such additional stock options or other equity awards does not exceed 90,000 in the case of Spansion (provided that grants to newly hired employees in 2014 shall not exceed an aggregate of 20,000 shares and grants to newly hired employees in 2015 shall not exceed an aggregate of 70,000 shares), or an aggregate of 800,000 in the case of Cypress, and (D) the aggregate number of shares of common stock subject to stock options or other equity awards granted to any individual newly hired employee does not exceed the current stock or other equity award grant guidelines previously made available to the other party hereto and (iv) grants to existing employees of stock options or other equity awards to purchase or receive common stock granted in the ordinary course of business consistent with past practice (including terms, form of grant and conditions for vesting), provided that (A) in the case of stock options, such stock options have a per share exercise price that is no less than the then-current market price of a share of common stock, (B) in the case of stock options and other equity awards, such stock options and other equity awards are not and will not be subject to any accelerated vesting or other provision that would be triggered as a result of the consummation of the Merger, termination of services following the Closing Date, or any other transactions contemplated by this Agreement or combination of the foregoing, and for the avoidance of doubt, such stock options and other equity awards are not and will not be subject to any accelerated vesting set forth in any severance, change of control or similar arrangement (provided, however, that notwithstanding the foregoing the existing double-trigger acceleration arrangements in the Change of Control and Severance Agreements disclosed in the Spansion Disclosure Letter shall be given effect per their terms with respect to such stock options and other equity awards by Spansion), (C) the aggregate number of shares of common stock subject to such additional stock options or other equity awards does not exceed 930,000 in the case of Spansion (plus 175,000 shares for each additional full month after June 30, 2015 that the Merger does not close) (provided, that “catch-up” grants to existing employees who are sales and regional vice presidents (“Sales/VP Personnel”) shall not exceed 10,000 shares in aggregate (“Initial Catch-Up Grants”) and grants to existing employees (other than the Initial Catch-Up Grants) shall not exceed 920,000 shares in aggregate), or 2,000,000 in aggregate in the case of Cypress (plus 525,000 shares for each additional full month after June 30, 2015 that the Merger does not close), (D) the aggregate number of shares of common stock subject to stock options or other equity awards granted to any individual does not exceed the current stock or other equity award grant guidelines previously made available to the other party hereto (and, in any case, 10,000 in the case of Spansion and 200,000 in the case of Cypress) and (E) no refresh grants shall be made to the CEO or CFO of Spansion unless the closing of the Merger occurs after June 30, 2015 and no stock options or other equity awards shall be granted to any employee who is a party to any individual severance, change of control or similar arrangement (such employee, a “Severance Employee”) without the mutual prior written consent of Cypress and Spansion;

(c) acquire or redeem, directly or indirectly, or amend any of their respective securities or any securities of any of their respective Subsidiaries; provided, however, that nothing in this paragraph (c) shall prohibit Spansion or Cypress from dissolving and/or merging into any of its Subsidiaries certain other Subsidiaries that are not material to them and their respective Subsidiaries, taken as a whole;

(d) other than cash dividends made either (i) in the ordinary course of business and consistent with past practice, or (ii) by any of their respective direct or indirect wholly owned Subsidiaries to themselves or one of their respective Subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock; provided, however, that nothing in this paragraph (d) shall prohibit Spansion or Cypress from dissolving and/or merging into any of their respective Subsidiaries certain other Subsidiaries that are not material to them and their respective Subsidiaries, taken as a whole;

(e) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of themselves or any of their respective Subsidiaries (other than the transactions contemplated hereby); provided, however, that nothing in this paragraph (e) shall prohibit Spansion or Cypress from dissolving and/or merging into any of their respective Subsidiaries certain other Subsidiaries that are not material to them and their respective Subsidiaries, taken as a whole;

(f) (i) incur or assume any long-term or short-term debt or issue any debt securities, except for (A) letters of credit or bank guarantees issued in the ordinary course of business consistent with past practice, (B) short-term debt or revolving credit facility debt incurred to fund operations of the business or for cash management purposes, in each case in the ordinary course of business consistent with past practice, (C) loans or advances to direct or indirect wholly owned Subsidiaries in the ordinary course of business consistent with past practices, and (D) with respect only to existing indebtedness having a maturity date occurring after the date of this Agreement but prior to the Effective Time, to refinance, extend or renew the maturity of any existing indebtedness in an amount not to exceed such existing indebtedness, provided, that such refinancing or extension is at prevailing market interest rates and otherwise on terms not materially less favorable in the aggregate than the existing indebtedness being so refinanced, renewed or extended, (ii) other than in the ordinary course of business, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other Person except obligations of any of their respective direct or indirect wholly owned Subsidiaries, (iii) make any material loans, advances or capital contributions to or investments in any other Person or (iv) mortgage or pledge any of their or their respective Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon;

(g) except as may be required to satisfy contractual obligations existing on the date hereof, and except as required to fulfill any other obligations under this Section 5.2, (i) enter into, adopt, amend (including to provide for the acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any consultant, director, officer or employee in any manner or increase in any material manner the compensation or fringe benefits of any consultant, director, officer or employee, other than retention or transaction bonuses payable in connection with the Closing in an amount not to exceed three million dollars ($3,000,000) in the aggregate, or (ii) pay any special bonus, remuneration or benefit to any director, officer or employee not required by any plan or arrangement as in effect as of the date hereof, other than retention or transaction bonuses payable in connection with the Closing in an amount not to exceed three million dollars ($3,000,000) in the aggregate; provided, however, that this Section 5.2(g) shall not prevent either Cypress or Spansion or any of their respective Subsidiaries (A) from entering into employment agreements, offer letters or retention agreements with employees (other than executive officers or Severance Employees) in the ordinary course of business consistent with past practices, or (B) from increasing annual compensation of employees (other than executive officers or Severance Employees) and/or from providing for or amending bonus arrangements for employees (other than executive officers or Severance Employees) in the ordinary course of compensation reviews (to the extent that such compensation increases and new or amended bonus arrangements are consistent with past practice and do not result in a material increase in the aggregate in benefits or compensation expense);

(h) forgive any loans to any of their respective employees, officers or directors or any employees, officers or directors of any of their respective Subsidiaries or Affiliates;

(i) make any deposits or contributions of cash or other property or take any other action to fund or in any other way secure the payment of compensation or benefits under any of their Employee Benefit Plans or any Employee Benefit Plans of any of their respective Subsidiaries, other than deposits and contributions that are required pursuant to the terms of any such Employee Benefit Plans or any Contracts subject to any such Employee Benefit Plans in effect as of the date hereof or as required by applicable Legal Requirements;

(j) enter into, amend, or extend any collective bargaining agreement;

(k) acquire, sell, lease, license or dispose of any material property or assets in any single transaction or series of related transactions, except for (i) transactions pursuant to existing Contracts, (ii) transactions in the ordinary course of business consistent with past practice and not in excess of $5,000,000 individually, or $40,000,000 in the aggregate (i.e., $30,000,000 initial amount for capital expenditures per clause (s) below and $10,000,000 for maintenance capital); (iii) the sale of Spansion Products or Cypress Products, as the case may be, or services, in the ordinary course of business consistent with past practice;

(l) except as may be required to remain in compliance with GAAP, make any change in any of the accounting principles or practices used by either of them;

(m) make or change any material Tax election, adopt or change any Tax accounting method, settle or compromise any material Tax liability, or consent to the extension or waiver of the limitations period applicable to a material Tax claim or assessment;

(n) enter into any Contract that would be a Spansion Material Contract or a Cypress Material Contract, as the case may be, or amend in any material respect any Spansion Material Contract or Cypress Material Contract, as the case may be, or grant any release or relinquishment of any material rights under any Spansion Material Contract or Cypress Material Contract, as the case may be;

(o) enter into any lease or sublease of real property, or modify, amend or exercise any right to renew any lease or sublease of real property, in either case with a term or extending a term in excess of one (1) year;

(p) grant any exclusive rights with respect to any of their respective Intellectual Property Rights that are material to their respective businesses or the Intellectual Property Rights of any of their respective Subsidiaries that are material to their Subsidiaries’ respective businesses or divest any of their respective Intellectual Property Rights that are material to their respective businesses or the Intellectual Property Rights of any of their respective Subsidiaries that are material to their respective businesses;

(q) modify the standard warranty terms for Spansion Products or Cypress Products, as the case may be, or services or materially amend or modify any product or service warranty;

(r) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein;

(s) authorize, incur or commit to incur any new capital expenditure(s) that in the aggregate exceed $30,000,000 (plus $5,000,000 for each full month after June 30, 2015 until the Closing); provided, however, that the foregoing shall not limit any maintenance capital expenditures or capital expenditures required pursuant to existing Contracts;

(t) settle or compromise any pending or threatened Legal Proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any Liability, other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings and Liabilities (i) reflected or reserved against in full in the balance sheet included in the Spansion Balance Sheet or the Cypress Balance Sheet, as the case may be, (ii) covered by existing insurance policies, (iii) settled since the respective dates thereof in the ordinary course of business consistent with past practice, or (iv) in an amount not in excess of $4,000,000;

(u) except as required by GAAP, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

(v) convene any special meeting of their stockholders (or any postponement or adjournment thereof), or propose any matters for consideration and a vote of its stockholders at its respective Stockholder Meeting other than this Agreement and the Merger;

(w) waive (either explicitly or implicitly by non-action or otherwise) any of its rights under any confidentiality, non-disclosure, standstill, employee non-solicitation and other similar agreements to which it is a party; or

(x) enter into a Contract to do any of the foregoing or knowingly take any action that is reasonably likely to result in any of the conditions to the consummation of the transactions contemplated hereby not being satisfied, or knowingly take any action that would make any of their respective representations or warranties set forth in this Agreement untrue or incorrect in any material respect, or that would materially impair their ability to consummate the transactions contemplated by this Agreement in accordance with the terms hereof or materially delay such consummation.

ARTICLE VI

NON-SOLICITATION OF ACQUISITION TRANSACTIONS

6.1 Termination of Existing Discussions. Promptly following the execution and delivery of this Agreement, each of Spansion and Cypress shall immediately cease and cause to be terminated, and shall instruct, direct and cause their respective directors, officers, employees, Subsidiaries, controlled Affiliates, investment bankers, attorneys and other advisors or representatives (collectively, “Representatives”) to immediately cease and cause to be terminated, any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal or Acquisition Transaction relating to Spansion and Cypress, respectively, and each of Spansion and Cypress shall promptly request that all confidential information with respect thereto that has been delivered, provided or furnished by or on behalf of Spansion or Cypress, as the case may be, within the two-year period prior to the date hereof (whether or not pursuant to a binding confidentiality, non-disclosure or other similar agreement) in connection with any consideration, discussions or negotiations regarding a potential Acquisition Proposal or Acquisition Transaction be returned or destroyed.

6.2 No Solicitation or Facilitation of Acquisition Proposals. Subject to Section 6.3, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 and the Effective Time, neither Spansion nor Cypress shall, nor shall either of them authorize or permit any of their respective Representatives to, directly or indirectly:

(a) solicit, initiate, or knowingly encourage or facilitate, the making, submission or announcement of an Acquisition Proposal relating to Spansion or Cypress, respectively;

(b) furnish to any Person (other than the other party hereto or any designees of such other party) any non-public information relating to Spansion or Cypress, respectively, or any of their respective Subsidiaries, or afford access to their business, properties, assets, books or records, or the business, properties, assets, books or records of any of their respective Subsidiaries, to any Person (other than to the other party hereto or any designees of such other party), in either case in a manner intended to assist or facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal relating to Spansion or Cypress, respectively, or take any other action intended to assist or facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal relating to Spansion or Cypress, respectively;

(c) participate or engage in discussions or negotiations with any Person (other than the other party hereto and its Representatives) with respect to an Acquisition Proposal relating to Spansion or Cypress, respectively;

(d) approve, endorse or recommend an Acquisition Proposal relating to Spansion or Cypress, respectively;

(e) enter into any letter of intent, memorandum of understanding or other Contract contemplating an Acquisition Transaction relating to Spansion or Cypress, respectively;

(f) terminate, amend or waive any rights under any “standstill” or other similar Contract between it or any of its Subsidiaries and any Person (other than the other party hereto);

(g) waive the applicability of Section 203 of the DGCL, or any portion thereof, to any Person (other than the other party hereto or in connection with the Spansion Support Agreements or the Cypress Support Agreements); or

(h) propose publicly or agree to any of the foregoing with respect to an Acquisition Proposal relating to Spansion or Cypress, respectively.

6.3 Permitted Discussions and Information Sharing. Notwithstanding the terms of Section 6.2 or anything else to the contrary set forth in this Agreement, at any time prior to the receipt of the Requisite Spansion Stockholder Approval in the case of Spansion, or receipt of the Requisite Cypress Stockholder Approval in the case of Cypress, each of Spansion or Cypress may, directly or indirectly through their respective Representatives:

(a) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal in respect of such party in writing that such party’s board of directors (or an authorized committee thereof established solely to address a conflict of interest with such Person and/or such Acquisition Proposal) determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal in respect of such party; and/or

(b) furnish any non-public information relating to such party or any of its Subsidiaries to any Person that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal for such party in writing that such party’s board of directors (or an authorized committee thereof established solely to address a conflict of interest with such Person and/or such Acquisition Proposal) determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal in respect of such party;

provided that, in the case of any action proposed to be taken pursuant to the foregoing clauses (a) or (b), all of the following conditions are satisfied (and continue to be satisfied at all times during the period in which any such actions are proposed to be ongoing and continuing):

(i) such Acquisition Proposal did not result from or arise out of a material breach of any provisions of Section 6.1 or Section 6.2 (as modified by this Section 6.3), and the Person from whom such party received such Acquisition Proposal has not made any other Acquisition Proposals (either alone or together with one or more other Persons) that resulted from or arose out of a material breach of any provisions of Section 6.1 or Section 6.2 (as modified by this Section 6.3);

(ii) the party proposing to take such action has not materially breached any of the provisions of Section 6.1 or Section 6.2 (as modified by this Section 6.3) in respect to such Acquisition Proposal (and any other Acquisition Proposals made by the same Person, whether alone or together with one or more other Persons);

(iii) the board of directors of the party proposing to take such action (or an authorized committee thereof established solely to address a conflict of interest with the Person making such Acquisition Proposal and/or the Acquisition Proposal itself) determines in good faith (after consultation with outside legal counsel) that that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under Delaware Law;

(iv) at least twenty-four (24) hours prior to initially engaging or participating in any such discussions or negotiations with, or initially furnishing any non-public information to, such Person, the party proposing to take such action gives the other party hereto written notice of the identity of such Person and the material terms and conditions of such Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case the party proposing to take such action shall give the other party hereto a copy of such Acquisition Proposal and all written materials received from the Person making such Acquisition Proposal relating thereto (including commitment letters and other financing related documents supporting such proposal but excluding any incidental communications that are not material to such Acquisition Proposal)) and of such party’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Person pursuant to this Section 6.3;

(v) prior to initially engaging or participating in any such discussions or negotiations with, or initially furnishing any non-public information to, such Person, the party proposing to take such action enters into a written confidentiality agreement, each of the terms of which are no less favorable to such party than those contained in the Confidentiality Agreement; and

(vi) within twelve (12) hours of furnishing any non-public information to such Person, the party hereto proposing to take such action furnishes such non-public information to the other party hereto (to the extent such information has not been previously furnished to such other party).

6.4 Responsibility for Actions of Representatives. Without limiting the generality of the foregoing, each of Spansion and Cypress acknowledge and hereby agree that any breach or violation of the restrictions set forth in Section 6.1 and Section 6.2 by any Representative retained by either of them (or any Representative of any such Representatives) shall be deemed to be a breach of Section 6.1 and Section 6.2, as applicable, by such party.

6.5 Notification Requirements.

(a) In addition to the obligations set forth in Section 6.3, each of Spansion and Cypress shall promptly, and in all cases within twenty four (24) hours of receipt by any of its Representatives, advise the other party hereto in writing of (i) any Acquisition Proposal it receives (either directly or through any of its Representatives), (ii) any request for information it receives (either directly or through any of its Representatives) that would reasonably be expected to lead to an Acquisition Proposal or an Acquisition Transaction, or (iii) any inquiry it receives with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal or Acquisition Transaction (but, for the avoidance of doubt, not including any subsequent incidental communication that is not material), the material terms and conditions of such Acquisition Proposal, Acquisition Transaction, request or inquiry (including copies of all written materials comprising or relating thereto received from the Person making such Acquisition Proposal, request or inquiry), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry.

(b) In addition to the obligations set forth in Section 6.5(a), each of Spansion and Cypress shall keep the other party hereto reasonably informed on a prompt basis of the status of any discussions and negotiations with respect to any Acquisition Proposal or Acquisition Transaction and the material terms and conditions thereof (including all amendments or proposed amendments), request or inquiry either of them receives (either directly or through any of its Representatives). In addition to the foregoing, each of Spansion and Cypress shall provide the other party hereto with prompt (and in any event at least forty-eight (48) hours (or such lesser notice provided to the board of directors generally)) notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Transaction it has received (either directly or through any of its Representatives), and shall inform the other party as promptly as practicable of any material change in the price, structure, form of consideration or other material terms and conditions of the Acquisition Proposal or Acquisition Transaction.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Efforts to Complete Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Cypress, Merger Sub and Spansion shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and other transactions contemplated by this Agreement, including using its reasonable best efforts to:

(i) cause the conditions to the Merger set forth in Section 2.2 to be satisfied or fulfilled;

(ii) obtain all necessary or appropriate consents, waivers and approvals under any Contracts to which Cypress or Spansion or any of their respective Subsidiaries is a party in connection with this Agreement and the consummation of the Merger and other transactions contemplated by this Agreement so as to maintain and preserve the benefits under such Contracts following the consummation of the Merger and other transactions contemplated by this Agreement;

(iii) obtain all necessary consents, approvals, waivers, Orders and other authorizations from Governmental Authorities, seek the expiration or termination of any applicable waiting periods under applicable Legal Requirements, and make all necessary registrations, declarations and filings with Governmental Authorities, that are reasonably necessary, proper or advisable to consummate and make effective the Merger and other transactions contemplated by this Agreement;

(iv) contest and resist any action or proceeding and defend any lawsuits or other legal proceedings, whether judicial, administrative or otherwise, challenging this Agreement or the consummation of the Merger or any other transactions contemplated by this Agreement, including seeking to have vacated or otherwise lifted or removed (including by pursuing all avenues of administrative and judicial appeal) any Order that has been issued or granted which is in effect and has the effect of making the Merger or any other transactions contemplated by this Agreement illegal, or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the Merger or any other transactions contemplated by this Agreement; and

(v) execute or deliver any additional instruments reasonably necessary to consummate the Merger and all other transactions contemplated by, and to fully carry out the purposes of, this Agreement.

7.2 Regulatory Filings and Clearances.

(a) Without limiting the generality of the provisions of Section 7.1(a) and to the extent required by applicable Legal Requirements, as soon as practicable (but in any event no more than thirty (30) days) following the execution and delivery of this Agreement, each of Cypress and Spansion shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement, the Merger and the other transactions contemplated hereby as required by the HSR Act, and each of Cypress and/or Spansion shall file comparable pre-merger or post-merger notification filings, forms and submissions with any foreign Governmental Authority of any Agreed Jurisdiction that may be required by the merger notification or control laws and regulations (“Antitrust Laws”) of such Agreed Jurisdictions. Each of Cypress and Spansion shall promptly (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to effectuate such filings, and (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and that Cypress and Spansion reasonably deem necessary and/or appropriate.

(b) Each of Cypress and Spansion shall (i) promptly inform the other party hereto of any communication from any Governmental Authority regarding the Merger or any other transactions contemplated by this Agreement, (ii) if practicable, permit the other party hereto an opportunity to review in advance all the information relating to Cypress and its Subsidiaries or Spansion and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Person and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, and incorporate the other party’s reasonable comments thereto, (iii) not participate in any substantive meeting or discussion with any Governmental Authority in respect of any filing, investigation, or inquiry concerning this Agreement, the Merger or any other transactions contemplated hereby unless such party consults with the other party hereto in advance, and, to the extent permitted by such Governmental Authority, gives the other party hereto an opportunity to attend or participate in such meeting or discussion, and (iv) furnish the other party with copies of all correspondences, filings, and written communications between them and their Subsidiaries and Representatives, on the one hand, and any Governmental Authority or its respective staff, on the other hand, with respect to this Agreement, the Merger and all other transactions contemplated by this Agreement; provided, however, that (i) any materials concerning valuation of the transaction or internal financial information may be redacted, and (ii) each of Cypress and Spansion may, as each deem advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.2 as “counsel only” and, in such event, such material and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such counsel to non-legal directors, officers, employees or other advisors or representatives of the recipient unless prior consent is obtained in advance from the source of the materials or its legal counsel.

(c) If either Cypress or Spansion or either of their respective Affiliates receives a request for additional information or documentary material from any such Governmental Authority with respect to the Merger or any other transactions contemplated by this Agreement, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(d) In furtherance and not in limitation of the covenants of the parties contained in Section 7.1 and Section 7.2, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transactions contemplated by this Agreement as violative of any Legal Requirement or Order, or if any Legal Requirement or Order is enacted, entered, promulgated or enforced by a Governmental Entity which would make illegal, or would otherwise prohibit or materially impair or delay, the Merger or any other transactions contemplated by this Agreement, each of Cypress and Spansion shall cooperate in all respects with each other and use its respective reasonable best efforts to contest such action or proceeding and have vacated or otherwise lifted any such Legal Requirement or Order, including by effecting or committing to, by consent decree, hold separate orders, or otherwise, (i) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Cypress and Spansion or their respective Subsidiaries, and (ii) the imposition of any limitation or regulation on the ability of Cypress and Spansion or their respective Subsidiaries to freely conduct their business or own such assets.

7.3 Registration Statement and Joint Proxy Statement/Prospectus.

(a) As promptly as practicable (but in any event no more than forty-five (45)] days) after the execution and delivery of this Agreement, Cypress and Spansion shall prepare, and Cypress shall file with the SEC, a Registration Statement on Form S-4 in connection with the issuance of shares of Cypress Common Stock in the Merger (as may be amended or supplemented from time to time, the “Registration Statement”). The Registration Statement shall include (i) a prospectus for the issuance of shares of Cypress Common Stock in the Merger, (ii) a proxy statement of Cypress for use in connection with the solicitation of proxies for the Cypress Voting Proposal to be considered at the Cypress Stockholder Meeting, and (iii) a proxy statement of Spansion for use in connection with the solicitation of proxies for the Spansion Voting Proposal to be considered at the Spansion

Stockholder Meeting (as may be amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). Each of Cypress and Spansion shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after such filing with the SEC. Without limiting the generality of the foregoing, each of Spansion and Cypress shall, and shall cause its respective representatives to, fully cooperate with the other party hereto and its respective Representatives in the preparation of the Registration Statement and the Joint Proxy Statement/Prospectus, and shall furnish the other party hereto with all information concerning it and its Affiliates as the other party hereto may deem reasonably necessary or advisable in connection with the preparation of the Registration Statement and the Joint Proxy Statement/Prospectus, and any amendment or supplement thereto, and each of Cypress and Spansion shall provide the other party hereto with a reasonable opportunity to review and comment thereon. As promptly as practicable after the Registration Statement is declared effective by the SEC, Cypress and Spansion shall cause the Joint Proxy Statement/Prospectus to be mailed to their respective stockholders.

(b) Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Registration Statement or the Joint Proxy Statement/Prospectus shall be made without the approval of Cypress and Spansion, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that Cypress, in connection with a Cypress Board Recommendation Change, and Spansion, in connection with a Spansion Board Recommendation Change, may amend or supplement the Joint Proxy Statement/Prospectus or the Registration Statement (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such change, and in such event, the right of approval set forth in this Section 7.3(b) shall apply only with respect to such information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its board of directors’ deliberations and conclusions be accurately described therein.

(c) The Registration Statement and the Proxy Statement/Prospectus shall comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Registration Statement shall not, at the time the Registration Statement is filed with the SEC or declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus shall not, on the date the Joint Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders, at the time of each of the Merger Stockholder Meetings, or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. In addition, the information supplied or to be supplied by or on behalf of either party hereto for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”) shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d) Without limiting the generality of the foregoing, prior to the Effective Time (i) Spansion and Cypress shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Registration Statement, Joint Proxy Statement/Prospectus or any Regulation M-A Filing so that any such document would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Legal Requirements or the SEC, disseminated to the stockholders of Spansion and/or Cypress. Spansion and Cypress shall each notify the other as promptly as practicable after the receipt by such party of any written or oral comments of the SEC or its staff on, or of any written or oral request by the SEC or its staff for amendments or supplements to, the Registration Statement, the Joint Proxy Statement/Prospectus or any Regulation M-A Filing, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC or its staff with respect to any of the foregoing filings.

(e) Spansion and Cypress shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder. In addition, Cypress shall use reasonable best efforts to take all actions required under any applicable federal or state securities or Blue Sky Laws in connection with the issuance of shares of Cypress Common Stock in the Merger.

7.4 Stockholder Meetings and Board Recommendations.

(a) Each of Spansion and Cypress, acting through its board of directors, shall take all actions in accordance with applicable Legal Requirements, applicable rules of the Nasdaq Global Select Market and the NYSE, the Spansion Certificate of Incorporation and the Spansion Bylaws in the case of Spansion, and the Cypress Certificate of Incorporation and the Cypress Bylaws in the case of Cypress, to duly call, give notice of, convene and hold as promptly as practicable, and in any event within forty-five (45) days after the declaration of effectiveness of the Registration Statement, a meeting of its stockholders (including any postponement or adjournment thereof, the “Spansion Stockholder Meeting” in the case of Spansion, and the “Cypress Stockholder Meeting” in the case of Cypress, and together, the “Merger Stockholder Meetings”) for the purpose of considering and voting upon the approval of the Spansion Voting Proposal in the case of Spansion and the Cypress Voting Proposal in the case of Cypress. Each of Spansion and Cypress shall solicit from its stockholders proxies in favor of the Spansion Voting Proposal in the case of Spansion and the Cypress Voting Proposal in the case of Cypress, and unless the board of directors of either party hereto shall effect a Spansion Board Recommendation Change in the case of Spansion or a Cypress Board Recommendation Change in the case of Cypress, in each case pursuant to and in accordance with Section 7.4(f), use its reasonable best efforts to secure the Requisite Spansion Stockholder Approval in the case of Spansion and the Requisite Cypress Stockholder Approval in the case of Cypress. Each of Spansion and Cypress shall use its reasonable best efforts to ensure that all proxies solicited in connection with its Merger Stockholder Meeting are solicited in compliance with the DGCL, the rules of the Nasdaq Global Select Market and the NYSE, the Spansion Certificate of Incorporation and the Spansion Bylaws in the case of Spansion, and the Cypress Certificate of Incorporation and the Cypress Bylaws in the case of Cypress, and all other applicable Legal Requirements.

(b) Each of Spansion and Cypress shall use its reasonable best efforts to call, give notice of, convene and hold their respective Merger Stockholder Meetings on the same day and at the same time; provided, that such efforts shall not require either Spansion or Cypress to delay the meeting of its stockholders beyond the date that is forty-five (45) days after the declaration of effectiveness of the Registration Statement. Notwithstanding anything to the contrary set forth in this Agreement, each of Spansion or Cypress, after consultation with the other party hereto, may (but shall not be required to) adjourn or postpone its respective Merger Stockholder Meeting if (and solely to the extent and for the minimum duration reasonably necessary to ensure that) (i) any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to its respective stockholders within a reasonable amount of time in advance of its respective Merger Stockholder Meeting, (ii) as of the time for which the applicable Merger Stockholder Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus), there are insufficient shares of Spansion Common Stock in the case of Spansion, or Cypress Common Stock in the case of Cypress, represented (either in person or by proxy) at the respective Merger Stockholder meeting to constitute a quorum necessary to conduct the business of the respective Merger Stockholder Meeting, or (iii) the other party hereto has adjourned or postponed its Merger Stockholder Meeting for any of the foregoing reasons.

(c) Following the Merger Stockholder Meetings and at or prior to the Closing, each of Spansion and Cypress shall deliver to the corporate secretary of the other party hereto a certificate setting forth the voting results from the respective Merger Stockholder Meeting.

(d) Unless this Agreement is earlier terminated pursuant to Section 9.1, Spansion shall submit the Spansion Voting Proposal to the Spansion Stockholders at the Spansion Stockholders Meeting for the purpose of acting upon such proposal, and Cypress shall submit the Cypress Voting Proposal to the Cypress Stockholders at the Cypress Stockholders Meeting for the purpose of acting upon such proposal, in each case whether or not (i) the Spansion Board or the Cypress Board, as the case may be, at any time subsequent to the date of this Agreement and prior to the Merger Stockholder Meetings shall effect a Spansion Board Recommendation Change in the case of Spansion or a Cypress Board Recommendation Change in the case of Cypress, or (ii) any actual, potential or purported Acquisition Proposal or Superior Proposal has been commenced, disclosed, announced or submitted to the Spansion Board in the case of Spansion or the Cypress Board in the case of Cypress.

(e) Subject to the terms of Section 7.4(f), (i) the Spansion Board shall recommend that the Spansion Stockholders adopt this Agreement at the Spansion Stockholder Meeting in accordance with the applicable provisions of the DGCL (the “Spansion Board Recommendation”), and (ii) the Cypress Board shall recommend that the Cypress Stockholders approve the issuance of shares of Cypress Common Stock in the Merger at the Cypress Stockholder Meeting in accordance with the applicable rules of the Nasdaq Global Select Market (the “Cypress Board Recommendation”).

(f) Subject to the terms of this Section 7.4(f), (x) neither the Spansion Board (nor any committee thereof) shall withhold, withdraw, amend, modify, qualify or condition, or publicly propose to withhold, withdraw, amend, modify, qualify or condition, the Spansion Board Recommendation (a “Spansion Board Recommendation Change”), and (y) neither the Cypress Board nor any committee thereof shall withhold, withdraw, amend, modify, qualify or condition, or publicly propose to withhold, withdraw, amend, modify, qualify or condition, the Cypress Board Recommendation (a “Cypress Board Recommendation Change”); provided, however, that notwithstanding the foregoing, at any time prior to the receipt of the Requisite Spansion Stockholder Approval in the case of Spansion, or receipt of the Requisite Cypress Stockholder Approval in the case of Cypress, the Spansion Board may effect a Spansion Board Recommendation Change and the Cypress Board may effect a Cypress Board Recommendation Change, in either case if and only if either:

(i) (A) the party proposing to take such action has received an Acquisition Proposal relating to such party that the board of directors of such party has determined in good faith (after consultation with its financial and legal advisors) constitutes a Superior Proposal, (B) such Acquisition Proposal did not result from or arise out of a breach of any provisions of Section 6.1 or Section 6.2, (C) the party proposing to take such action has not breached any of the provisions of Section 6.1 or Section 6.2 in respect of such Acquisition Proposal, (D) prior to effecting such Spansion Board Recommendation Change or Cypress Board Recommendation Change, as the case may be, the party proposing to take such action shall have given the other party hereto at least five (5) business days’ notice thereof (which notice shall not, by itself, constitute a Spansion Board Recommendation Change or a Cypress Board Recommendation Change) and the opportunity to meet and discuss in good faith potential amendments or other modifications to the terms and conditions of this Agreement so that the Merger and other transactions contemplated by this Agreement may be effected, (E) the other party hereto shall not have made, within the foregoing five (5) business days after receipt of such party’s written notice of its intention to effect a Spansion Board Recommendation Change or a Cypress Board Recommendation Change, as the case may be, a counteroffer or proposal that the board of directors of the party proposing to take such action (or an authorized committee thereof established solely to address a conflict of interest with the Person making such Superior Proposal or such Superior Proposal itself) determines in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel) is at least as favorable to its stockholders as such Superior Proposal, and (F) after such discussions, the board of directors of the party proposing to take such action (or an authorized committee thereof established solely to address a conflict of interest with the Person making such Superior Proposal or such Superior Proposal itself) determines in good faith (after consultation with its outside legal counsel and after considering in good faith any counteroffer or proposal made by the other party hereto pursuant to the immediately preceding clause (E)) that the failure to effect such Spansion Board Recommendation Change or a Cypress Board Recommendation Change, as the case may be, would reasonably be expected to be inconsistent with its fiduciary duties under Delaware Law; or

(ii) in response to an Intervening Event, if: (A) the Intervening Event does not involve the receipt of any offer, proposal or inquiry from any third party relating to a transaction of the nature described in the definition of “Acquisition Transaction” (which, for the purposes of this clause (A), shall be read without reference to the percentage thresholds set forth in the definition thereof); and (B) (1) prior to effecting the Spansion Board Recommendation Change or the Cypress Board Recommendation Change, as the case may be, the party proposing to take such action shall have given the other party hereto at least five (5) business days’ notice thereof (which notice shall not, by itself, constitute a Spansion Board Recommendation Change or a Cypress Board Recommendation Change) and the opportunity to meet and discuss in good faith the purported basis for the proposed the Spansion Board Recommendation Change or the Cypress Board Recommendation Change, as the case may be, the other party’s reaction thereto and potential amendments and modifications to the terms and conditions of this Agreement in response thereto so that the Merger and other transactions contemplated by this Agreement may be effected, and (2) after such discussions, the board of directors of the party proposing to take such action (or an authorized committee thereof established solely to address conflicts of interest) determines in good faith (after consultation with outside legal counsel) that the failure to effect such Spansion Board Recommendation Change or Cypress Board Recommendation Change, as the case may be, would reasonably be expected to be inconsistent with its fiduciary duties under Delaware Law.

Each of Spansion and Cypress acknowledge and hereby agree that any Spansion Board Recommendation Change or Cypress Board Recommendation Change effected (or proposed to be effected) in response to or in connection with a Superior Proposal may be made solely and exclusively pursuant to the immediately preceding clause (i) only, and may not be made pursuant to the immediately preceding clause (ii), and any Spansion Board Recommendation Change or Cypress Board Recommendation Change, as the case may be, may only be made pursuant to this Section 7.4(f) and no other provisions of this Agreement.

(g) Nothing in this Agreement shall prohibit the Spansion Board or the Cypress Board from taking and disclosing to the Spansion Stockholders or the Cypress Stockholders, respectively, a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act; provided, however, that (i) neither Spansion (with respect to statements made by the Spansion Board) nor Cypress (with respect to statements made by the Cypress Board) pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14(d)-9 under the Exchange Act shall make disclosures that would amount to a Spansion Board Recommendation Change or a Cypress Board Recommendation Change, other than pursuant to this Section 7.4(g), and (ii) any statements or disclosures regarding this Agreement, the Merger or any other transactions contemplated by this Agreement, or about any Acquisition Proposal (whether or not a Superior Proposal) or Acquisition Transaction shall constitute a Spansion Board Recommendation Change or a Cypress Board Recommendation Change, as the case may be, unless such statement or disclosure is accompanied by an express, unequivocal affirmation of the Spansion Board Recommendation or the Cypress Board Recommendation, as applicable.

(h) Nothing set forth in this Section 7.4 shall (i) permit either party hereto to terminate this Agreement, (ii) affect any other obligation of the parties hereto under this Agreement, (iii) limit the obligation of either party hereto to duly call, give notice of, convene and hold its respective Merger Stockholder Meeting, (iv) relieve either party hereto of its obligation to submit to a vote of its stockholders the Spansion Voting Proposal or the Cypress Voting Proposal, as applicable, at its respective Merger Stockholder Meeting, or (v) permit either party hereto to submit for a vote of its respective stockholders at or prior to its respective Merger Stockholder Meeting any Acquisition Proposal other than the Spansion Voting Proposal and the Cypress Voting Proposal, as applicable.

7.5 Access; Notice and Consultation; Confidentiality.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, upon reasonable notice and subject to applicable Legal Requirements relating to the exchange of information, each of Cypress and Spansion shall, and shall cause their respective Subsidiaries to, afford the other party hereto and its Representatives reasonable access, during normal business hours, to all of its personnel, properties, facilities, contracts, books, records and other information concerning its business, properties and personnel as the other may reasonably request.

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of Cypress and Spansion shall, and shall cause their respective Subsidiaries to, make available to the other party hereto and its Representatives a copy of each report, schedule, proxy or information statement, registration statement and other document to be filed by it during such period pursuant to the requirements of federal securities laws or federal or state laws a reasonable period of time prior to the filing of such reports, schedules, proxy or information statements, registration statements and other documents.

(c) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of Cypress and Spansion shall promptly notify the other party hereto upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

(d) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of Cypress and Spansion shall promptly notify the other party hereto of (i) any notice or other communication received by it from any Governmental Authority in connection with the Merger or any other transactions contemplated by this Agreement, (ii) any notice or other communication received by it from any Person, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or material default under any Spansion Material Contract or Cypress Material Contract, as the case may be, to which such party or any of their respective Subsidiaries is a party, or (iii) any notice or other communication received by such party or any of their respective Subsidiaries from any Person, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such Person is or may be required in connection with the Merger or any other transactions contemplated by this Agreement.

(e) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time each of Cypress and Spansion shall promptly advise the other party hereto, orally and in writing, of any litigation commenced after the date hereof against such party or any of its Representatives by any of its current or former stockholders (on their own behalf or on behalf of the company) relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, and shall keep the other party hereto reasonably informed regarding any such litigation. Each of Cypress and Spansion shall give the other party hereto the opportunity to consult with such party regarding the defense or settlement of any such stockholder litigation and shall consider the other party’s views with respect to such stockholder litigation and shall not settle any such stockholder litigation without the prior written consent of the other party hereto (such consent not to be unreasonably withheld, conditioned or delayed), unless such settlement is for an amount less than $4,000,000.

(f) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of Cypress and Spansion shall cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of the other party hereto and report the general status of the ongoing operations of such party and its Subsidiaries. Each of Cypress and Spansion shall promptly notify the other party hereto of any material change in the normal course of business or in the operation of the properties of such party or any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of significant litigation involving such party or any of its Subsidiaries, and will keep the other party hereto fully informed of such events.

(g) Notwithstanding anything to the contrary set forth in this Section 7.5 or elsewhere in this Agreement, neither Cypress nor Spansion nor any of their respective Subsidiaries shall be required to provide access to, or to disclose information, where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Legal Requirement, fiduciary duty or Contract entered into prior to the date of this Agreement. Each of Spansion and Cypress shall use their reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure under the circumstances in which the restrictions of the preceding sentence apply. Notwithstanding anything to the contrary set forth herein, no information obtained pursuant to the access granted or notification provided pursuant to this Section 7.5 shall be deemed to (i) amend or otherwise modify in any respect any representation or warranty of the party providing such access or notice, (ii) impair or otherwise prejudice in any manner rights of the party receiving such access or notice to rely upon the conditions to the obligations of such party to consummate the transactions contemplated by this Agreement, or (iii) impair or otherwise limit the remedies available to the party receiving such access or notice.

(h) All information acquired pursuant to the access granted or notice provided pursuant to this Section 7.5 shall be subject to the provisions of the Confidentiality Agreement, dated September 25, 2014, between Cypress and Spansion (the “Confidentiality Agreement”), which shall continue in full force and effect from and after the execution and delivery of this Agreement in accordance with its terms.

7.6 Public Announcements. Each of Cypress and Spansion shall consult with the other party hereto before issuing any press release or making any public announcement or statement with respect to this Agreement, the Merger or any other transactions contemplated by this Agreement, and shall not issue any such press release or make any such public announcement or statement without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that (i) a party may, without the prior consent of the other party hereto, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement or the rules and regulations of the Nasdaq Global Select Market or NYSE if it first notifies and consults with the other party hereto prior to issuing any such press release or making any such public announcement or statement; and (ii) no such prior notice or consultation shall be required in connection with the public announcement of a Spansion Board Recommendation Change or a Cypress Board Recommendation Change effected pursuant to Section 7.4(f) (it being understood and agreed that the terms of this Section 7.6 shall require notice and consultation with respect to any press release or other public announcement of any other actions taken by a party hereto under Section 7.4(f)).

7.7 Employee Plans.

(a) Spansion ESPP. Prior to the Closing Date, (i) Spansion shall take all necessary and appropriate actions so that (a) all outstanding purchase rights under the Spansion ESPP shall automatically be exercised, in accordance with the terms of the Spansion ESPP, immediately prior to the Closing Date, and (ii) the Spansion ESPP shall terminate with such purchase and no further purchase rights are granted under the Spansion ESPP thereafter.

(b) Spansion Group Plans; 401(k) Plan. Effective as of the day immediately preceding the Closing Date, Spansion and its ERISA Affiliates, as applicable, shall terminate (i) any and all group severance, separation or salary continuation plans, programs or arrangements, and (ii) any and all plans intended to include a Code Section 401(k) arrangement (unless Cypress provides written notice to Spansion that such 401(k) plans shall not be terminated) (collectively, the “Spansion Terminating Plans”). Unless Cypress provides such written notice to Spansion, no later than three (3) business days prior to the Closing Date, Spansion shall provide Cypress with evidence that such Spansion Terminating Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of Spansion’s Board of Directors. The form and substance of such resolutions shall be subject to review and approval of Cypress. Spansion also shall take such other actions in furtherance of terminating such Spansion Terminating Plan(s) as Cypress may reasonably require.

(c) Pre-Existing Conditions; Service Credit; Etc.. From and after the Effective Time, and to the extent permitted by applicable Legal Requirements, Cypress shall, or shall cause the Surviving Corporation to, recognize the prior service with Spansion or its Subsidiaries of each Spansion Employee in connection with all employee benefit plans, programs or policies (including vacation and severance, but excluding the sabbatical program) of Cypress or its Affiliates in which Spansion Employees are eligible to participate following the Effective Time for purposes of eligibility and vesting and determination of level of benefits (but not for purposes of benefit accruals or benefit amounts under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits). From and after the Effective Time, Cypress shall, or shall cause the Surviving Corporation to, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Cypress or its affiliates to be waived with respect to Spansion Employees and their eligible dependents, and (ii) provide each Spansion Employee with credit for any deductibles paid under any Spansion Employee Plan that provides medical, dental or vision benefits in the plan year in effect as of the Closing Date in satisfying any applicable deductible or out of pocket requirements under any medical, dental or vision plans of Cypress or the Surviving Corporation that such employees are eligible to participate in after the Effective Time. The provisions of this Section 7.7(c) are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, and the parties hereby expressly disclaim the creation or establishment of any third party beneficiary rights (whether express or implied) under or by right of the terms of this Section 7.7(c). Nothing herein shall be deemed to amend any Employee Benefit Plan to reflect the terms of this Section 7.7(c).

(d) Severance. Prior to the Closing, Spansion shall adopt and implement a severance plan reflecting the terms set forth in Section 7.7(d) of the Spansion Disclosure Letter, which shall be subject to review and approval of Cypress.

(e) COCSA Agreements. The parties hereby acknowledge and agree that the consummation of the Merger contemplated by this Agreement will constitute a “Change of Control” within the meaning of such term as set forth in the agreements listed on Section 7.7(e) of the Spansion Disclosure Letter.

7.8 Directors’ and Officers’ Indemnification and Insurance.

(a) The Surviving Corporation and its Subsidiaries shall, and Spansion shall cause the Surviving Corporation and its Subsidiaries to, honor and fulfill in all respects the obligations of Spansion and its Subsidiaries under any and all indemnification agreements in effect immediately prior to the Effective Time between Spansion or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of Spansion or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”). In addition, for a period of six (6) years following the Effective Time, the Surviving Corporation and its Subsidiaries shall, and Cypress shall cause the Surviving Corporation and its Subsidiaries to, cause their respective certificates of incorporation and bylaws (and other similar organizational documents) to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of Spansion and its Subsidiaries immediately prior to the Effective Time, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any respect except as and to the extent required by applicable Legal Requirements.

(b) For a period of six (6) years following the Effective Time, the Surviving Corporation shall, and Cypress shall cause the Surviving Corporation to, maintain in effect the existing policy of Spansion’s directors’ and officers’ liability insurance (the “Spansion D&O Policy”) covering claims arising from facts or events that occurred at or prior to the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the Merger and other transactions contemplated by this Agreement to the extent that such acts or omissions are covered by the Spansion D&O Policy) and covering each Indemnified Party who is covered as of the Effective Time by the Spansion D&O Policy on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date hereof; provided, however, that in no event shall Cypress or the Surviving Corporation be required to expend in any one year an amount in excess of 250% of the current annual premium paid by Spansion (which annual premium is set forth on Section 7.8(b) of the Spansion Disclosure Letter) for such insurance (such 250% amount, the “Maximum Annual Premium”), provided, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain, and Cypress shall cause and financially enable it to obtain, a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary in this Agreement, in lieu of its obligations under this Section 7.8(b), Cypress or Spansion may purchase a six-year “tail” prepaid policy on the Spansion D&O Policy on terms and conditions no less advantageous than, from an issuer with an AM Best rating no worse than the issuer of, the Spansion D&O Policy, and in the event that Cypress shall purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall, and Cypress shall cause the Surviving Corporation to, maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder in lieu of all other obligations of Cypress and the Surviving Corporation under this Section 7.8(b) for so long as such “tail” policy shall be maintained in full force and effect.

(c) Prior to the Effective Time, notwithstanding anything to the contrary in this Agreement, Cypress shall purchase, for the benefit of the directors and officers of Cypress, liability insurance with a coverage limit of no less than $50,000,000, or such other amount as is mutually agreed by Spansion and Cypress.

(d) The obligations under this Section 7.8 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other person who is a beneficiary under the Spansion D&O Policy or the “tail” policy referred to in Section 7.8(b) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Party or other person who is a beneficiary under the Spansion D&O Policy or the “tail” policy referred to in Section 7.8(b) (and their heirs and representatives). Each of the Indemnified Parties or other persons who are beneficiaries under the Spansion D&O Policy or the “tail” policy referred to in Section 7.8(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 7.8, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other persons who are beneficiaries under the Spansion D&O Policy or the “tail” policy referred to in Section 7.8(b) (and their heirs and representatives)) under this Section 7.8 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by Spansion or any of its Subsidiaries, or applicable Legal Requirement (whether at law or in equity).

(e) In the event that Cypress, the Surviving Corporation or any of their Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers at least fifty percent (50%) of its properties and assets to any other person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 7.8.

7.9 Listing of Cypress Shares. Cypress shall use its reasonable best efforts to have authorized for listing on the Nasdaq Global Select Market prior to the Effective Time, upon official notice of issuance, the shares of Cypress Common Stock issuable in the Merger pursuant to this Agreement, the shares of Cypress Common Stock issuable upon the exercise of all Assumed Options and the shares of Cypress Common Stock issuable in respect of all Assumed Units, and any shares of Cypress Common Stock issuable upon exchange of the Exchangeable Senior Notes at and after the Effective Time.

7.10 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or any other transactions contemplated by this Agreement, Spansion and the Spansion Board shall promptly grant such approvals and take such lawful actions as are necessary so that the Merger and/or such other transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, and otherwise take such lawful actions to eliminate or minimize the effects of such statute, and any regulations promulgated thereunder, on the Merger and such other transactions.

7.11 Section 16 Matters. The Cypress Board, or a committee thereof consisting of non-employee directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the receipt by Spansion Insiders of Cypress Common Stock in exchange for shares of Spansion Common Stock, and of options to purchase Cypress Common Stock upon assumption and conversion of the Spansion Stock Awards, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, is intended to be exempt pursuant to Rule 16b-3 under the Exchange Act. In addition, the Spansion Board, or a committee thereof consisting of non-employee directors (as such term is defined for purposes of Rule 16b-3(e) under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the disposition by Spansion Insiders of Spansion Common Stock in exchange for shares of Cypress Common Stock, and the disposition of their Spansion Stock Awards which will be deemed to occur upon the assumption of those options and their resulting conversion into options to purchase Cypress Common Stock, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are also intended to be exempt pursuant to Rule 16b-3 under the Exchange Act.

7.12 Tax Matters.

(a) None of Cypress, Merger Sub or Spansion shall, and they shall not permit any of their respective Subsidiaries to, take any action prior to or following the Effective Time that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) Each of Cypress and Spansion shall use its reasonable best efforts to obtain the Tax opinions described in Section 2.2(a)(vii) (collectively, the “Tax Opinions”). Officers of Cypress, Merger Sub and Spansion shall execute and deliver to Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Cypress, and Fenwick & West LLP, counsel to Spansion, certificates containing customary representations at such time or times as may be reasonably requested by such law firms, including the effective date of the Registration and the Effective Time, in connection with their respective deliveries of opinions with respect to the Tax treatment of the Merger.

7.13 FIRPTA Certificate. On or prior to the Closing Date, Spansion shall deliver to Cypress a properly executed statement in a form reasonably acceptable to Cypress for purposes of satisfying Cypress’s obligations under Treasury Regulation Section 1.1445-2(c)(3).

7.14 Obligations of Merger Sub. Cypress shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

7.15 Exchangeable Senior Notes. As promptly as practicable after the execution and delivery of this Agreement, Cypress and Spansion shall prepare a supplemental indenture (the “Supplemental Indenture”) as required by Sections 5.02 and 10.05 of the indenture, dated as of August 26, 2013 (as amended, modified or supplemented from time to time, the “Indenture”), by and among Spansion LLC, the guarantors party thereto, including Spansion, and Wells Fargo Bank, National Association, as trustee (the “Trustee”), governing the 2.00% Exchangeable Senior Notes due 2020 (the “Exchangeable Senior Notes”) of Spansion LLC. On the Closing Date, Cypress, Spansion, Spansion LLC and the guarantors party thereto shall execute with the Trustee the Supplemental Indenture, effective as of the Effective Time, and deliver any required certificates, legal opinions and other documents required by the Indenture to be delivered in connection with the Supplemental Indenture.

ARTICLE VIII

GOVERNANCE MATTERS

8.1 Cypress Board of Directors.

(a) Size and Composition. Immediately following the Effective Time, the Cypress Board shall have eight (8) members comprised of (i) T.J. Rodgers, Eric Benhamou and two others from the Cypress Board as of immediately prior to the Effective Time to be mutually agreed, and (ii) John Kispert, Ray Bingham and two others from the Spansion Board as of immediately prior to the Effective Time to be mutually agreed.

(b) Chairman. Immediately following the Effective Time, the Chairman of the Cypress Board shall be Ray Bingham.

(c) Committee Chairmen. Immediately following the Effective Time:

(i) the chairman of the Operations Committee of the Cypress Board shall be John Kispert.

(ii) the chairman of the Nominating and Governance Committee of the Cypress Board shall be one of the members of the Spansion Board as of immediately prior to the Effective Time who is becoming a member of the Cypress Board pursuant to Section 8.1(a);

(iii) the chairman of the Audit Committee of the Cypress Board shall be one of the members of the Cypress Board as of immediately prior to the Effective Time; and

(iv) the chairman of the Compensation Committee of the Cypress Board shall be one of the members of the Spansion Board as of immediately prior to the Effective Time who is becoming a member of the Cypress Board pursuant to Section 8.1(a).

(d) Effectuation. Prior to the Effective Time, the Cypress Board shall take all action necessary to effectuate the provisions of this Section 8.1.

8.2 Cypress Chief Executive Officer. Immediately following the Effective Time, the chief executive officer of Cypress shall be T.J. Rodgers.

ARTICLE IX

TERMINATION OF AGREEMENT

9.1 Termination. Notwithstanding the prior receipt of the Requisite Spansion Stockholder Approval and/or the Requisite Cypress Stockholder Approval, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (it being agreed that the party hereto terminating this Agreement pursuant to this Section 9.1 shall give prompt written notice of such termination to the other party hereto):

(a) by mutual written consent duly authorized by the Spansion Board and the Cypress Board;

(b) by either Cypress or Spansion, if any Governmental Authority of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Legal Requirement that is in effect and has the permanent effect of making the consummation of the Merger illegal, or which has the effect of permanently prohibiting, preventing or otherwise restraining the consummation of the Merger, or (ii) issued or granted any Order that is in effect and has the effect of making the Merger illegal or which has the permanent effect of prohibiting, preventing or otherwise restraining the Merger, and such Order has become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 9.1(b) shall have complied with its obligations under Section 7.1(a)(iv) to have any such Order vacated or lifted or removed;

(c) by either Cypress or Spansion, if the Merger shall have not been consummated by June 1, 2015 (the “Initial Termination Date”); provided, however, that in the event the condition to the consummation of the Merger set forth in Section 2.2(a)(iii) and/or Section 2.2(a)(v) shall not have been satisfied on or prior to the Initial Termination Date and all of the other conditions to the consummation of the Merger set forth in Section 2.2 shall have been satisfied or waived by the party entitled to the benefit of such condition on or prior to the Initial Termination Date (other than those conditions that by their terms contemplate satisfaction at the Closing, provided that such conditions are then capable of being satisfied at such time), either Cypress or Spansion may elect to extend the Initial Termination Date by written notice to the other party hereto prior to or on the Initial Termination Date, until September 1, 2015 (the “First Extended Termination Date”); provided, further, that in the event a condition to the consummation of the Merger set forth in Section 2.2(a)(iii) and/or Section 2.2(a)(v) shall not have been satisfied on or prior to the First Extended Termination Date and all of the other conditions to the consummation of the Merger set forth in Section 2.2 shall have been satisfied or waived by the party entitled to the benefit of such condition on or prior to the First Extended Termination Date (other than those conditions that by their terms contemplate satisfaction at the Closing, provided that such conditions are then capable of being satisfied at such time), either Cypress or Spansion may elect to extend the First Extended Termination Date by written notice to the other party hereto prior to or on the First Extended Termination Date, until December 1, 2015 (the “Second Extended Termination Date”); provided, however, that notwithstanding the foregoing, the right to terminate this Agreement pursuant to this proviso shall not be available to any party hereto whose action or failure to fulfill any covenant or obligation under this Agreement has been the proximate cause of, or resulted in, any of the conditions to the consummation of the Merger set forth in Section 2.2 having failed to be satisfied or fulfilled on or prior to the Initial Termination Date, the First Extended Termination Date, or the Second Extended Termination Date, as applicable, and such action or failure to fulfill any covenant or obligation constitutes a material breach of this Agreement;

(d) by either Cypress or Spansion if:

(i) the Requisite Cypress Stockholder Approval shall not have been obtained at the Cypress Stockholder Meeting (or any adjournment or postponement thereof) at which a vote was taken on the Cypress Voting Proposal, or

(ii) if the Requisite Spansion Stockholder Approval shall not have been obtained at the Spansion Stockholder Meeting (or any adjournment or postponement thereof) at which a vote was taken on the Spansion Voting Proposal;

(e) by either Cypress or Spansion (provided it is not then in material breach of any of its covenants and obligations under this Agreement) in the event of (i) a breach of any covenant or obligation set forth in this Agreement by the other party hereto, or (ii) any inaccuracy in any of the representations and warranties of the other party hereto set forth in this Agreement when made or at any time prior to the Effective Time, in either case such that the conditions to the consummation of the Merger set forth in Section 2.2(b)(i) or Section 2.2(b)(ii) in the case of Cypress, or Section 2.2(c)(i) or Section 2.2(c)(ii) in the case of Spansion, would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that any such breach or inaccuracy is curable through the exercise of commercially reasonable efforts by the party committing such breach or making such inaccurate representations and warranties, then the party seeking to terminate this Agreement pursuant to this Section 9.1(e) shall not be permitted to terminate this Agreement pursuant to this Section 9.1(e) until the expiration of a thirty (30) calendar day period after delivery of written notice of such breach or inaccuracy to the party committing such breach or making such inaccurate representations and warranties (it being understood that the party seeking to terminate this Agreement pursuant to this Section 9.1(e) may not terminate this Agreement pursuant to this Section 9.1(e) if such breach or inaccuracy is cured by the other party hereto within such thirty (30) calendar day period); or

(f) by either Cypress or Spansion in the event that a Triggering Event shall have occurred with respect to the other party hereto, whether promptly after the Triggering Event giving rise to either party’s right to terminate this Agreement pursuant to this Section 9.1(f) or at any time thereafter.

9.2 Effect of Termination. In the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its directors, officers, affiliates or stockholders except (i) that the provisions of this Section 9.2, Section 9.3 and Article X shall survive any termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any willful or intentional breach of this Agreement or for fraud. The Confidentiality Agreement shall survive termination of this Agreement as provided therein.

9.3 Fees and Expenses.

(a) General. Except as set forth in this Section 9.3, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, whether or not the transactions contemplated hereby are consummated; provided however, that notwithstanding the foregoing or anything to the contrary set forth herein, all fees and expenses (other than legal fees and expenses) incurred in connection with the preparation, printing and filing, as applicable, of the Registration Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto), the Joint Proxy Statement/Prospectus (including any preliminary materials related thereto and all amendments and supplements thereto), and all filings by Cypress and Spansion under the HSR Act or any similar filing requirement of any Governmental Authority applicable to this Agreement and the transactions contemplated hereby, shall be shared equally (i.e., 50% / 50%) by Cypress and Spansion at the time any such fees, costs and expenses become due and payable.

(b) Spansion Payments.

(i) Spansion shall pay to Cypress a fee equal to sixty million dollars ($60,000,000) (the “Termination Fee Amount”), by wire transfer of immediately available funds to an account or accounts designated in writing by Cypress, within two (2) Business Days after demand by Cypress, in the event that (A) following the execution and delivery of this Agreement and prior to the Spansion Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Spansion Voting Proposal, an Acquisition Proposal in respect of Spansion shall have been made to Spansion or the Spansion Board, or shall have been directly communicated or otherwise made known to Spansion Stockholders, or shall have been publicly announced or shall have become publicly known, or any Person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Acquisition Proposal in respect of Spansion, (B) this Agreement is terminated pursuant to Section 9.1(c) or Section 9.1(d)(ii) (or after the Spansion Stockholder Meeting has been held and a vote taken on the Spansion Voting Proposal and there has been a failure to obtain the Requisite Spansion Stockholder Approval, and this Agreement thereby becomes terminable pursuant to Section 9.1(c) or Section 9.1(d)(ii) as a result, Spansion terminates this Agreement for another reason), and (C) within twelve (12) months following the termination of this Agreement, either an Acquisition Transaction in respect of Spansion (whether or not the Acquisition Transaction referenced in the preceding clause (A)) is consummated or Spansion enters into a letter of intent, memorandum of understanding or other Contract contemplating or providing for an Acquisition Transaction in respect of Spansion (whether or not the Acquisition Transaction referenced in the preceding clause (A)) and such Acquisition Transaction is ultimately consummated (whether or not during the foregoing 12-month period); provided, however, that for the purposes of this Section 9.3(b)(i), all references to 15% in the definition of “Acquisition Transaction” shall be replaced by 50%.

(ii) Spansion shall pay to Cypress a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Cypress, within two (2) Business Days after demand by Cypress, in the event that (A) following the execution and delivery of this Agreement and prior to the breach forming the basis of such termination contemplated by the following clause (B), an Acquisition Proposal in respect of Spansion shall have been made to Spansion or the Spansion Board, or shall have been directly communicated or otherwise made known to Spansion Stockholders, or shall have been publicly announced or shall have become publicly known, or any Person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Acquisition Proposal in respect of Spansion, (B) Cypress terminates this Agreement pursuant to Section 9.1(e) due to an intentional breach or inaccuracy by Spansion (or after any such intentional breach or inaccuracy occurs, and this Agreement thereby becomes terminable pursuant to Section 9.1(e) as a result, Spansion terminates this Agreement for another reason), and (C) within twelve (12) months following the termination of this Agreement, either an Acquisition Transaction in respect of Spansion (whether or not the Acquisition Transaction referenced in the preceding clause (A)) is consummated or Spansion enters into a letter of intent, memorandum of understanding or other Contract contemplating or providing for an Acquisition Transaction in respect of Spansion (whether or not the Acquisition Transaction referenced in the preceding clause (A)) and such Acquisition Transaction is ultimately consummated (whether or not during the foregoing 12-month period); provided, however, that for the purposes of this Section 9.3(b)(ii), all references to 15% in the definition of “Acquisition Transaction” shall be replaced by 50%.

(iii) Spansion shall pay to Cypress a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Cypress within two (2) Business Days after demand by Cypress, in the event that Cypress terminates this Agreement pursuant to Section 9.1(f) (or after a Triggering Event occurs with respect to Spansion, and this Agreement thereby becomes terminable pursuant to Section 9.1(f) as a result, Spansion terminates this Agreement for another reason) (it being understood and hereby agreed that the failure to terminate this Agreement pursuant to Section 9.1(f) promptly following a Triggering Event shall not prejudice or otherwise limit or impair such party’s ability to terminate this Agreement pursuant to Section 9.1(f) at any subsequent point in time and collect the fee contemplated by this Section 9.3(b)(iii)); provided, however, that notwithstanding the foregoing, the fee contemplated by this Section 9.3(b)(iii) shall not be payable in the event that the Spansion Board shall have effected a Spansion Board Recommendation Change (or another Triggering Event described in clauses (iv) or (v) of the definition thereof) at least ten (10) business days prior to the Spansion Stockholder Meeting, Cypress does not terminate this Agreement pursuant to Section 9.1(f) within five (5) days thereafter, and subsequent thereto Spansion obtains the Requisite Spansion Stockholder Approval at the Spansion Stockholder Meeting.

(iv) In no event shall Spansion be required to pay the Termination Fee pursuant to this Section 9.3(b) on more than one occasion.

(v) Spansion shall reimburse Cypress for Cypress’s documented out-of-pocket expenses actually incurred in connection with this Agreement (the “Cypress Expense Reimbursement”), by wire transfer of immediately available funds to an account or accounts designated in writing by Cypress within three (3) Business Days after demand by Cypress, in the event that (A) following the execution and delivery of this Agreement and prior to the Spansion Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Spansion Voting Proposal, an Acquisition Proposal in respect of Spansion shall have been made to Spansion or the Spansion Board, or shall have been directly communicated or otherwise made known to Spansion Stockholders, or shall have been publicly announced or shall have become publicly known, or any Person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Acquisition Proposal in respect of Spansion, and (B) this Agreement is terminated pursuant to Section 9.1(d)(ii) (or after the Spansion Stockholder Meeting has been held and a vote taken on the Spansion Voting Proposal and there has been a failure to obtain the Requisite Spansion Stockholder Approval, and this Agreement thereby becomes terminable pursuant to Section 9.1(d)(ii) as a result, Spansion terminates this Agreement for another reason); provided, however, that (A) Spansion shall not be obligated to pay any amounts in excess of five million dollars ($5,000,000) pursuant to this Section 9.3(b)(v), (B) if Spansion is subsequently required to pay the Termination Fee pursuant to this Section 9.3(b), the amount of such payment shall be reduced by the amount of the Cypress Expense Reimbursement previously paid to Cypress, and (C) for the purposes of this Section 9.3(b)(v), all references to 15% in the definition of “Acquisition Transaction” shall be replaced by 50%.

(c) Cypress Payments.

(i) Cypress shall pay to Spansion a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Spansion, within two (2) Business Days after demand by Spansion, in the event that (A) following the execution and delivery of this Agreement and prior to the Cypress Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Cypress Voting Proposal, an Acquisition Proposal in respect of Cypress shall have been made to Cypress or the Cypress Board, or shall have been directly communicated or otherwise made known to Cypress Stockholders, or shall have been publicly announced or shall have become publicly known, or any Person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Acquisition Proposal in respect of Cypress, (B) this Agreement is terminated pursuant to Section 9.1(c) or Section 9.1(d)(i) (or after the Cypress Stockholder Meeting has been held and a vote taken on the Cypress Voting Proposal and there has been a failure to obtain the Requisite Cypress Stockholder Approval, and this Agreement thereby becomes terminable pursuant to Section 9.1(c) or Section 9.1(d)(i) as a result, Cypress terminates this Agreement for another reason), and (C) within twelve (12) months following the termination of this Agreement, either an Acquisition Transaction in respect of Cypress (whether or not the Acquisition Transaction referenced in the preceding clause (A)) is consummated or Cypress enters into a letter of intent, memorandum of understanding or other Contract contemplating or providing for an Acquisition Transaction in respect of Cypress (whether or not the Acquisition Transaction referenced in the preceding clause (A)) and such Acquisition Transaction is ultimately consummated (whether or not during the foregoing 12-month period); provided, however, that for the purposes of this Section 9.3(c)(i), all references to 15% in the definition of “Acquisition Transaction” shall be replaced by 50%.

(ii) Cypress shall pay to Spansion a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Spansion, within two (2) Business Days after demand by Spansion, in the event that (A) following the execution and delivery of this Agreement and prior to the breach forming the basis of such termination contemplated by the following clause (B), an Acquisition Proposal in respect of Cypress shall have been made to Cypress or the Cypress Board, or shall have been directly communicated or otherwise made known to Cypress Stockholders, or shall have been publicly announced or shall have become publicly known, or any Person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Acquisition Proposal in respect of Cypress, (B) Spansion terminates this Agreement pursuant to Section 9.1(e) due to an intentional breach or inaccuracy by Cypress (or after any such intentional breach or inaccuracy occurs, and this Agreement thereby becomes terminable pursuant to Section 9.1(e) as a result, Cypress terminates this Agreement for another reason), and (C) within twelve (12) months following the termination of this Agreement, either an Acquisition Transaction in respect of Cypress (whether or not the Acquisition Transaction referenced in the preceding clause (A)) is consummated or Cypress enters into a letter of intent, memorandum of understanding or other Contract contemplating or providing for an Acquisition Transaction in respect of Cypress (whether or not the Acquisition Transaction referenced in the preceding clause (A)) and such Acquisition Transaction is ultimately consummated (whether or not during the foregoing 12-month period); provided, however, that for the purposes of this Section 9.3(c)(ii), all references to 15% in the definition of “Acquisition Transaction” shall be replaced by 50%.

(iii) Cypress shall pay to Spansion a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Spansion within two (2) Business Days after demand by Spansion, in the event that Spansion terminates this Agreement pursuant to Section 9.1(f) (or after a Triggering Event occurs with respect to Cypress, and this Agreement thereby becomes terminable pursuant to Section 9.1(f) as a result, Cypress terminates this Agreement for another reason) (it being understood and hereby agreed that the failure to terminate this Agreement pursuant to Section 9.1(f) promptly following a Triggering Event shall not prejudice or otherwise limit or impair such party’s ability to terminate this Agreement pursuant to Section 9.1(f) at any subsequent point in time and collect the fee contemplated by this Section 9.3(c)(iii)); provided, however, that notwithstanding the foregoing, the fee contemplated by this Section 9.3(c)(iii) shall not be payable in the event that the Cypress Board shall have effected a Cypress Board

Recommendation Change (or another Triggering Event described in clauses (iv) or (v) of the definition thereof) at least ten (10) business days prior to the Cypress Stockholder Meeting, Spansion does not terminate this Agreement pursuant to Section 9.1(f) within five (5) days thereafter, and subsequent thereto Cypress obtains the Requisite Cypress Stockholder Approval at the Cypress Stockholder Meeting.

(iv) In no event shall Cypress be required to pay the Termination Fee pursuant to this Section 9.3(c) on more than one occasion.

(v) Cypress shall reimburse Spansion for Spansion’s documented out-of-pocket expenses actually incurred in connection with this Agreement (the “Spansion Expense Reimbursement”), by wire transfer of immediately available funds to an account or accounts designated in writing by Spansion within three (3) Business Days after demand by Spansion, in the event that (A) following the execution and delivery of this Agreement and prior to the Cypress Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Cypress Voting Proposal, an Acquisition Proposal in respect of Cypress shall have been made to Cypress or the Cypress Board, or shall have been directly communicated or otherwise made known to Cypress Stockholders, or shall have been publicly announced or shall have become publicly known, or any Person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Acquisition Proposal in respect of Cypress, and (B) this Agreement is terminated pursuant to Section 9.1(d)(i) (or after the Cypress Stockholder Meeting has been held and a vote taken on the Cypress Voting Proposal and there has been a failure to obtain the Requisite Cypress Stockholder Approval, and this Agreement thereby becomes terminable pursuant to Section 9.1(d)(i) as a result, Cypress terminates this Agreement for another reason); provided, however, that (A) Cypress shall not be obligated to pay any amounts in excess of five million dollars ($5,000,000) pursuant to this Section 9.3(c)(v), (B) if Cypress is subsequently required to pay the Termination Fee pursuant to this Section 9.3(c), the amount of such payment shall be reduced by the amount of the Spansion Expense Reimbursement previously paid to Spansion, and (C) for the purposes of this Section 9.3(c)(v), all references to 15% in the definition of “Acquisition Transaction” shall be replaced by 50%.

(d) Enforcement. Each of Cypress and Spansion hereby acknowledge and agree that the covenants and agreements set forth in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and, without these covenants and agreements, the parties hereto would not have entered into this Agreement. Accordingly, if either Cypress or Spansion shall fail to pay in a timely manner the amounts due pursuant to Section 9.3(b) or Section 9.3(c), as the case may be, and, in order to obtain such payment, the other party hereto shall make a claim that results in a judgment against the non-paying party, the non-paying party shall pay to the claimant its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in Section 9.3(b) or Section 9.3(c), as the case may be, at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. Payment of the fees described in Section 9.3(b) or Section 9.3(c), as the case may be, shall not be in lieu of, or replacement or substitution for, damages incurred in the event of any breach of this Agreement or fraud.

ARTICLE X

GENERAL PROVISIONS

10.1 Certain Interpretations.

(a) Unless otherwise indicated all references herein to Articles, Sections, Exhibits or Letters shall be deemed to refer to Articles, Sections, Exhibits or Letters of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(d) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(e) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Legal Requirement, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.2 Non-Survival of Representations and Warranties. None of the representations and warranties set forth in this Agreement or in any certificate or instrument delivered pursuant hereto shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement or the termination of this Agreement in accordance with the provisions of this Agreement, as the case may be, pursuant to its terms and conditions.

10.3 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice):

(a) If to Cypress or Merger Sub:

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134

Attention: Chief Executive Officer; General Counsel

Facsimile No.: (408) 545-6911

With a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Attention: Larry Sonsini and Mike Ringler

Facsimile No.: (650) 493-6811

(b) If to Spansion:

Spansion Inc.

915 DeGuigne Drive

Sunnyvale, CA 94085

Attention: Chief Executive Officer; General Counsel

Facsimile No.: (408) 616-6659

With a copy (which shall not constitute notice) to:

Fenwick & West LLP

801 California Street

Mountain View, California 94041

Attention: Gordon K. Davidson and David W. Healy

Facsimile No.: (650) 938-5200

Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of facsimile, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (iii) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next business day delivery, on the next business day after the date when sent and (iv) in the case of mailing, on the third (3rd) business day following that on which the piece of mail containing such communication is posted.

10.4 Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Cypress and Merger Sub may assign all or any of their rights hereunder to any wholly owned subsidiary thereof; provided, however, that no such assignment pursuant to this Section 10.4 shall relieve Cypress of its obligations hereunder.

10.5 Amendment. Subject to applicable Legal Requirements and the other provisions of this Agreement, this Agreement may be amended by the parties hereto by action taken by their respective boards of directors at any time prior to the Effective Time by execution of an instrument in writing signed on behalf of each of Cypress, Merger Sub and Spansion; provided, however, that, after the adoption of this Agreement by the Spansion Stockholders or the issuance of Cypress Common Stock by the Cypress Stockholders, no amendment may be made to this Agreement that requires further approval by such stockholders under applicable Legal Requirements.

10.6 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

10.7 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

10.8 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

10.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Legal Requirement, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.10 Entire Agreement. This Agreement (including the documents and instruments referred to herein, including the Confidentiality Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

10.11 No Third Party Beneficiaries. Nothing in this Agreement is intended to confer upon any person other than the parties hereto any rights or remedies hereunder, other than the Indemnified Parties intended to be third party beneficiaries of the provisions of Section 7.8, who shall have the right to enforce such provisions directly.

10.12 Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the conflict of law provisions thereof.

10.13 Consent to Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any state court located within the State of Delaware (or any federal court within the State of Delaware if such state court declines to accept or does not have jurisdiction) in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process. Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

10.14 Waiver of Jury Trial. EACH OF CYPRESS, MERGER SUB AND SPANSION HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF CYPRESS, MERGER SUB OR SPANSION IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.15 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Cypress, Merger Sub and Spansion have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ T.J. Rodgers
Name:	T.J. Rodgers
Title:	President and Chief Executive Officer

MUSTANG ACQUISITION CORPORATION

By:	/s/ Thad Trent
Name:	Thad Trent
Title:	Secretary

SPANSION INC.

By:	/s/ John H. Kispert
Name:	John H. Kispert
Title:	President and Chief Executive Officer

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

ANNEX A

DEFINITIONS AND INTERPRETATIONS

For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a) “Acquisition Proposal” shall mean any offer or proposal (or any indication of interest that is substantially equivalent to an offer or proposal) (other than an offer or proposal by the other party hereto) relating to any Acquisition Transaction.

(b) “Acquisition Transaction” shall mean, with respect to Spansion or Cypress, any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from a party hereto by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of a fifteen percent (15%) or greater interest in the total outstanding equity interests or voting securities of such party, or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning fifteen percent (15%) or more of the total outstanding equity interests or voting securities of a party hereto; (ii) any acquisition or purchase of fifty percent (50%) or more of any class of equity or other voting securities of one or more Subsidiaries of a party hereto the business(es) of which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; (iii) any merger, consolidation, business combination or other similar transaction involving a party hereto or one or more of its Subsidiaries the business(es) of which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole, pursuant to which the stockholders of such party or such Subsidiary or Subsidiaries, as applicable, immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (iv) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of assets of a party hereto that generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; (v) any liquidation, dissolution, recapitalization or other significant corporate reorganization of a party hereto or one or more of its Subsidiaries the business(es) of which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; or (vi) any combination of the foregoing.

(c) “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(d) “Agreed Jurisdiction” shall mean (i) the U.S., Germany and China (including every state, province or other political subdivision thereof, as applicable), and (ii) any other non-U.S. jurisdiction (and all political subdivisions thereof) in which Cypress or Spansion have material business operations or in which Cypress and Spansion mutually agree to make a filing or otherwise seek a consent or approval of a Governmental Authority under applicable Antitrust Laws.

(e) “business day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of California or is a day on which banking institutions located in California are authorized or required by Legal Requirements or other governmental action to close.

(f) “Closing Average” shall mean the average of the closing sale prices for one share of Cypress Common Stock as quoted on the Nasdaq Global Select Market for the ten (10) consecutive trading days ending on the second (2nd) trading day immediately preceding the Closing Date.

(g) “Contract” shall mean any legally binding oral or written contract, subcontract, agreement or commitment, note, bond, mortgage, indenture, lease, license, sublicense or other legally binding obligation, arrangement or understanding.

(h) “Cypress Balance Sheet” shall mean the unaudited balance sheet of Cypress contained in the Cypress Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2014.

(i) “Cypress Bylaws” shall mean the Amended and Restated Bylaws of Cypress, as amended and in effect on the date hereof.

(j) “Cypress Common Stock” shall mean the Common Stock, par value $0.01 per share, of Cypress.

(k) “Cypress Certificate of Incorporation” shall mean the Cypress Second Restated Certificate of Incorporation, as amended and in effect on the date hereof.

(l) “Cypress Employee Plans” shall mean all Employee Benefit Plans maintained, or contributed to by Cypress, any of Cypress’s Subsidiaries or any of their respective ERISA Affiliates or to which Cypress, any of Cypress’s Subsidiaries or any of their respective ERISA Affiliates is obligated to contribute, or under which any of them has or may reasonably be likely to have any liability for premiums or benefits or other obligations.

(m) “Cypress Intellectual Property Rights” shall mean shall Intellectual Property Rights that are owned by or exclusively licensed to Cypress or its Subsidiaries.

(n) “Cypress Material Adverse Effect” shall mean any fact, circumstance, change or effect that, individually or when taken together with all other such facts, circumstances, changes or effects that exist at the date of determination of the occurrence of the Cypress Material Adverse Effect, has or is reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of Cypress and its Subsidiaries, taken as a whole; provided, however, that no facts, circumstances, changes or effects (by themselves or when aggregated with any other facts, circumstances, changes or effects) resulting from, relating to or arising out of the following shall be deemed to be or constitute a Cypress Material Adverse Effect, and no facts, circumstances, changes or effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any other facts, circumstances, changes or effects) shall be taken into account when determining whether a Cypress Material Adverse Effect has occurred or may, would or could occur:

(i) economic, financial or political conditions in the United States or any other jurisdiction in which Cypress or any of its Subsidiaries has substantial business or operations, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on Cypress and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(ii) conditions in the semiconductor industry, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on Cypress and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(iii) conditions in the financial markets, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on Cypress and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(iv) acts of terrorism or war, weather conditions, power outages, and other force majeure events, but solely to the extent that such conditions and changes do not have a disproportionate impact on Cypress and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(v) the announcement or pendency of this Agreement, the Merger and the other transactions contemplated by this Agreement;

(vi) changes in Legal Requirements or GAAP (or any interpretations of GAAP);

(vii) failure by Cypress or any of its Subsidiaries to take any action that is expressly prohibited by this Agreement;

(viii) changes in Cypress’s stock price or the trading volume of Cypress stock, in and of itself;

(ix) the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself;

(x) any Legal Proceeding that is pending or threatened on or prior to the date of this Agreement or at any time between the date of this Agreement and the Effective Time, except to the extent that final judgments are rendered against Cypress after the date of this Agreement in an aggregate amount in excess of one-hundred million dollars ($100,000,000) (provided, for the avoidance of doubt, that the existence of such final judgments in excess of one-hundred million dollars ($100,000,000) shall not alone be dispositive of the existence of a Cypress Material Adverse Effect); or

(xi) any legal claims made or brought by any current or former Cypress Stockholders (on their own behalf or on behalf of Cypress) or other Legal Proceedings arising out of or related to this Agreement, the Merger or any other transactions contemplated by this Agreement.

(o) “Delaware Law” shall mean the DGCL and any other applicable Legal Requirements of the State of Delaware.

(p) “DOJ” shall mean the United States Department of Justice or any successor thereto.

(q) “DOL” shall mean the United States Department of Labor or any successor thereto.

(r) “EC Merger Regulation” shall mean the Council Regulation No. 4064/89 of the European Community, as amended.

(s) “Employee Benefit Plan” means any “employee pension benefit plan” covered under Section 3(2) of ERISA, any material “employee welfare benefit plan” covered under Section 3(1) of ERISA, and any other material written or oral plan, agreement or arrangement involving compensation or benefits, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of fringe benefits, perquisites, incentive compensation or post-retirement compensation or post-employment compensation and all material employment, management, consulting, relocation, repatriation, expatriation, visa, work permit change in control, severance or similar agreements, written or otherwise, which is or has been maintained, contributed to or required to be contributed to for the benefit of, or relating to, any current or former employee, officer, director or consultant of Spansion or any of its Subsidiaries or Cypress or any of its Subsidiaries, as applicable, or any of their respective ERISA Affiliates, or with respect to which any such party has or may have any Liability.

(t) “Environmental Laws” are all laws (including common laws), directives, guidance, rules, regulations, orders, treaties, statutes, and codes promulgated by any Governmental Authority which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act, the WEEE Directive, or any foreign Law implementing the WEEE Directive, and the RoHS Directive or any foreign Law implementing the RoHS Directive, all as amended at any time.

(u) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

(v) “ERISA Affiliate” shall mean any entity which is, or at any applicable time was, a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included Spansion or Cypress, as applicable, or a Subsidiary of Spansion or Cypress, as applicable.

(w) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(x) “FTC” shall mean the United States Federal Trade Commission or any successor thereto.

(y) “GAAP” shall mean generally accepted accounting principles, as applied in the United States.

(z) “Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether local or foreign.

(aa) “Hazardous Material” is any material, chemical, emission, substance or waste that has been designated by any Governmental Authority to be radioactive, toxic, hazardous, corrosive, reactive, explosive, flammable, a medical or biological waste, a pollutant or otherwise a danger to health, reproduction or the environment.

(bb) “Hazardous Materials Activity” is the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with Ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any product take-back, collection, recycling, or product content requirements.

(cc) “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(dd) “Intellectual Property Rights” shall mean common law and statutory rights anywhere in the world arising under or associated with (i) patents, patent applications and inventors’ certificates (“Patent”), (ii) copyrights, copyright registrations and copyright applications, “moral” rights and mask work rights (“Copyrights”), (iii) trade and industrial secrets and confidential information and know-how (“Trade Secrets”), (iv) trademarks, trade names and service marks, and any applications or registration of the same (“Trademarks”), (v) other proprietary rights relating or with respect to the protection of Technology, and (vi) analogous rights to those set forth above.

(ee) “Intervening Event” shall mean, with respect to Cypress or Spansion, as applicable, any material event, circumstance, change, effect, development or condition occurring or arising after the date hereof that was not known by the Cypress Board or the Spansion Board, as applicable, as of or prior to the date hereof.

(ff) “IRS” shall mean the United States Internal Revenue Service or any successor thereto.

(gg) “Legal Proceeding” shall mean any action, claim, suit, litigation, proceeding (public or private), criminal prosecution, audit or investigation by or before any Governmental Authority, including, without limitation any proceeding regarding the infringement of Intellectual Property before the U.S. International Trade Commission.

(hh) “Legal Requirements” shall mean applicable domestic or foreign federal, state, provincial, local, municipal or other law, statute, treaty, constitution, principle of common law, binding resolution, ordinance, code, binding edict, decree, directive, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(ii) “Liabilities” shall mean any liability, obligation or commitment of any kind, whether absolute, accrued, fixed or contingent, matured or unmatured, determined or determinable or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP.

(jj) “Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature.

(kk) “Nasdaq Global Select Market” shall mean the Nasdaq Global Select Market or any successor thereto.

(ll) “NYSE” shall mean the New York Stock Exchange or any successor thereto.

(mm) “Order” shall mean any judgment, decision, decree, injunction, ruling, writ, assessment or order, whether temporary, preliminary or permanent, of any Governmental Authority that is binding on any Person or its property under applicable Legal Requirements.

(nn) “Pension Plan” shall mean an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(oo) “Person” shall mean any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, joint venture, estate, trust, firm or other enterprise, association, organization, entity or any Governmental Authority.

(pp) “Public Software” means any software that is or contains, in whole or in part, any software that is licensed pursuant to an “open source” licensing agreement or similar agreement, including without limitation software licensed under the GNU General Public License (GPL) or the GNU Lesser/Library GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, and the Apache License.

(qq) “Qualifying Amendment” shall mean an amendment or supplement to the Joint Proxy Statement/Prospectus relating to Cypress, the Joint Proxy Statement/Prospectus relating to Spansion or the Registration Statement (including by incorporation by reference) to the extent it contains (i) a Cypress Board Recommendation Change or a Spansion Board Recommendation Change (as the case may be), (ii) a statement of the reasons of the board of directors of Cypress or Spansion (as the case may be) for making such Cypress Board Recommendation Change or Spansion Board Recommendation Change (as the case may be) and (iii) additional information reasonably related to the foregoing.

(rr) “Registered Intellectual Property” shall mean any Intellectual Property Right that is the subject of a formal application or registration with any Governmental Authority (or with respect to domain names, any domain name registrar) including (i) issued Patents, (ii) registered Copyrights (including maskwork registrations), (iii) registered Trademarks, (iv) domain name registrations, and (v) any applications, including provisional applications, for such registrations (as applicable).

(ss) “RoHS Directive” shall mean the European Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment.

(tt) “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(uu) “SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

(vv) “Section 16 Information” shall mean information regarding Spansion Insiders and (i) the number of shares of Spansion Common Stock or other Spansion equity securities deemed to be beneficially owned by each such Spansion Insider and expected to be exchanged for Cypress Common Stock and (ii) the number of shares of Spansion Common Stock, together with the applicable exercise price per share, subject to each Spansion Stock Award held by Spansion Insider which is to be assumed and converted into options to purchase Cypress Common Stock, in each case, in connection with the Merger, which shall be provided by Spansion to Cypress within ten (10) Business Days after the date of this Agreement.

(ww) “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(xx) “Spansion Balance Sheet” shall mean the unaudited balance sheet of Spansion contained in the Spansion Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2014.

(yy) “Spansion Bylaws” shall mean the Amended and Restated Bylaws of Spansion, as amended and in effect on the date hereof.

(zz) “Spansion Capital Stock” shall mean Spansion Common Stock and Spansion Preferred Stock.

(aaa) “Spansion Certificate of Incorporation” shall mean the Amended and Restated Certificate of Incorporation of Spansion, as amended and in effect on the date hereof.

(bbb) “Spansion Class A Common Stock” shall mean the Class A Common Stock, par value $0.001 per share, of Spansion.

(ccc) “Spansion Class B Common Stock” shall mean the Class B Common Stock, par value $0.001 per share, of Spansion.

(ddd) “Spansion Common Stock” shall mean the Spansion Class A Common Stock and the Spansion Class B Common Stock.

(eee) “Spansion Employee Plans” shall mean all Employee Benefit Plans maintained, or contributed to by Spansion, any of Spansion’s Subsidiaries or any of their respective ERISA Affiliates or to which Spansion, any of Spansion’s Subsidiaries or any of their respective ERISA Affiliates is obligated to contribute, or under which any of them has or may reasonably be likely to have any liability for premiums or benefits or other obligations.

(fff) “Spansion ESPP” shall mean Spansion’s 2014 Employee Stock Purchase Plan.

(ggg) “Spansion Insiders” means those officers and directors of Spansion who are subject to the reporting requirements of Section 16(a) of the Exchange Act as listed in the Section 16 Information.

(hhh) “Spansion Intellectual Property Rights” shall mean Intellectual Property Rights that are owned by or exclusively licensed to Spansion or its Subsidiaries.

(iii) “Spansion Material Adverse Effect” shall mean any fact, circumstance, change or effect that, individually or when taken together with all other such facts, circumstances, changes or effects that exist at the date of determination of the occurrence of the Spansion Material Adverse Effect, has or is reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of Spansion and its Subsidiaries, taken as a whole; provided, however, that no facts, circumstances, changes or effects (by themselves or when aggregated with any other facts, circumstances, changes or effects) resulting from, relating to or arising out of the following shall be deemed to be or constitute a Spansion Material Adverse Effect, and no facts, circumstances, changes or effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any other facts, circumstances, changes or effects) shall be taken into account when determining whether a Spansion Material Adverse Effect has occurred or may, would or could occur:

(i) economic, financial or political conditions in the United States or any other jurisdiction in which Spansion or any of its Subsidiaries has substantial business or operations, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on Spansion and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(ii) conditions in the semiconductor industry, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on Spansion and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(iii) conditions in the financial markets, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on Spansion and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(iv) acts of terrorism or war, weather conditions, power outages, and other force majeure events, but solely to the extent that such conditions and changes do not have a disproportionate impact on Spansion and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(v) the announcement or pendency of this Agreement, the Merger and the other transactions contemplated by this Agreement;

(vi) changes in Legal Requirements or GAAP (or any interpretations of GAAP);

(vii) failure by Spansion or any of its Subsidiaries to take any action that is expressly prohibited by this Agreement;

(viii) changes in Spansion’s stock price or the trading volume of Spansion stock, in and of itself;

(ix) the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself;

(x) any Legal Proceeding that is pending or threatened on or prior to the date of this Agreement or at any time between the date of this Agreement and the Effective Time, except to the extent that final judgments are rendered against Spansion after the date of this Agreement in an aggregate amount in excess of one-hundred million dollars ($100,000,000) (provided, for the avoidance of doubt, that the existence of such final judgments in excess of one-hundred million dollars ($100,000,000) shall not alone be dispositive of the existence of a Spansion Material Adverse Effect); or

(xi) any legal claims made or brought by any current or former Spansion Stockholders (on their own behalf or on behalf of Spansion) or other Legal Proceedings arising out of or related to this Agreement, the Merger or any other transactions contemplated by this Agreement.

(jjj) “Spansion Preferred Stock” shall mean the Preferred Stock, par value $0.001 per share, of Spansion.

(kkk) “Spansion Product” shall mean all products, technologies and services developed (including products, technologies and services under development), owned, made, provided, distributed, imported, sold or licensed by or on behalf of Spansion and/or any of its Subsidiaries.

(lll) “Spansion Performance Stock Unit” shall mean any Spansion Stock Award that is an award representing the right to receive in the future shares of Spansion Common Stock from Spansion in accordance with a performance-based vesting schedule or issuance schedule.

(mmm) “Spansion Registration Rights Agreements” shall mean the Registration Rights Agreements between Spansion and the holders named therein, dated May 10, 2010, filed as Exhibit 4.4 to Form S-3 filed March 12, 2012 and between Spansion LLC, Spansion Technology LLC, and Spansion, and Barclays Capital Inc. and Morgan Stanley & Co. Incorporated, dated November 9, 2010, filed as Exhibit 10.1 to Spansion’s Current Report on Form 8-K dated November 9, 2010.

(nnn) “Spansion Restricted Stock Unit” shall mean any Spansion Stock Award that is an award representing the right to receive in the future shares of Spansion Common Stock from Spansion in accordance with a vesting schedule or issuance schedule, and that is not a Performance Stock Unit.

(ooo) “Spansion Stockholders” shall mean holders of shares of Spansion Capital Stock.

(ppp) “Subsidiary” of any Person shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner, manager or managing member, (ii) such party or any Subsidiary of such party owns at least a majority of the outstanding equity or voting securities or interests or (iii) such party or any Subsidiary of such party has the right to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.

(qqq) “Superior Proposal” shall mean any unsolicited bona fide written Acquisition Proposal (provided, however, that for the purposes of the definition of “Superior Proposal,” all references to 15% in the definition of “Acquisition Transaction” shall be replaced by 50%) with respect to which the board of directors of the applicable party hereto (or an authorized committee thereof established solely to address a conflict of interest with such Person making such Acquisition Proposal and/or the Acquisition Proposal itself) shall have determined in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel, and after taking into account, among other things, the financial, legal and regulatory aspects of such Acquisition Transaction, the extent to which such Acquisition Transaction is conditioned on third party financing and, if so, the extent to which the Person proposing such Acquisition Transaction has obtained commitments for any such third party financing, as well as any counter-offer or proposal made by the other party hereto) that (i) the acquiring party is reasonably capable of timely consummating the proposed Acquisition Transaction on the terms proposed, and (ii) the proposed Acquisition Transaction would, if timely consummated in accordance with its terms, be more favorable to the stockholders of the applicable party hereto (in their capacity as such) than the Merger and other transactions contemplated by this Agreement (or any counter-offer or proposal made by the other party hereto).

(rrr) “Taxes” shall mean any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, taxes in the nature of excise, withholding, ad valorem or value added, and any obligations with respect to such amounts arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or under any agreements or arrangements with any other person and including any liability for taxes of a predecessor or transferor.

(sss) “Tax Return” shall mean any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

(ttt) “Technology” shall mean tangible embodiments of any or all of the following (i) works of authorship including computer programs, source code, executable code, RTL and GDS II files, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, and data related to the foregoing, (ii) inventions (whether or not patentable), discoveries, improvements, and technology, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections, and technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) domain names, web addresses and sites, (vii) tools, methods and processes, (viii) devices, prototypes, schematics, breadboards, netlists, mask works, test methodologies, verilog files, emulation and simulation reports, test vectors, and hardware development tools, and (ix) any and all instantiations of the foregoing in any form and embodied in any media.

(uuu) “Triggering Event” shall mean, and shall be deemed to have occurred with respect to Cypress or Spansion if, prior to the Effective Time, any of the following shall have occurred with respect to such party:

(i) such party shall have willfully or intentionally breached the terms of Section 6.1, Section 6.2, Section 6.3 or Section 7.4 in any material respect (whether or not resulting in the receipt of an Acquisition Proposal);

(ii) Spansion shall have failed to include the Spansion Board Recommendation in the Joint Proxy Statement/Prospectus in the case of Spansion, or Cypress shall have failed to include the Cypress Board Recommendation in the Joint Proxy Statement/Prospectus in the case of Cypress;

(iii) the Spansion Board or any committee thereof shall have for any reason effected a Spansion Board Recommendation Change in the case of Spansion, or the Cypress Board shall have effected a Cypress Board Recommendation Change in the case of Cypress;

(iv) the Spansion Board or any committee thereof shall have for any reason approved, or recommended that the Spansion Stockholders approve, any Acquisition Proposal or Acquisition Transaction other than the transactions contemplated by this Agreement (whether or not a Superior Proposal) in the case of Spansion, or the Cypress Board or any committee thereof shall have for any reason approved, or recommended that the Cypress Stockholders approve, any Acquisition Proposal or Acquisition Transaction other than the transactions contemplated by this Agreement (whether or not a Superior Proposal) in the case of Cypress;

(v) an Acquisition Proposal (whether or not a Superior Proposal) shall have been made in respect of such party by a Person unaffiliated with the other party hereto and, within ten (10) business days after notice of such Acquisition Proposal is first published, sent or given to such party’s stockholders, and, if requested by the other party hereto, such party shall not have sent to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, a statement unconditionally reaffirming the Spansion Board Recommendation in the case of Spansion, or the Cypress Board Recommendation in the case of Cypress, and unconditionally recommending that its stockholders reject such Acquisition Proposal and not tender any shares of its capital stock into such Acquisition Proposal if made in the form of a tender or exchange offer; or

(vi) except for the confidentiality agreement required by Section 6.3 as a pre-condition to taking any actions described therein, such party shall have entered into a letter of intent, memorandum of understanding or other Contract accepting any Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal).

(vvv) “WEEE Directive” shall mean the European Directive 2002/96/EC on waste electrical and electronic equipment.

Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference

Agreement	Preamble
Antitrust Laws	7.2(a)
Anti-Corruption Laws	3.19(b)
Assumed Option	1.4(c)(i)
Assumed Unit	1.4(c)(ii)
Book Entry Shares	2.3(c)
Cypress	Preamble
Cypress 1999 Stock Plan	4.5(a)(iii)
Cypress 2012 Plan	4.5(a)(v)
Cypress 2013 Stock Plan	4.5(a)(iv)
Cypress Board	4.2(b)
Cypress Board Recommendation	7.4(e)
Cypress Board Recommendation Change	7.4(f)
Cypress Capitalization Representations	2.2(c)(ii)
Cypress Disclosure Letter	Article IV
Cypress ESPP	4.5(a)(vi)
Cypress Expense Reimbursement	9.3(b)(v)
Cypress Fundamental Representations	2.2(c)(ii)
Cypress In Licenses	4.13(e)
Cypress IP Licenses	4.13(f)
Cypress Material Contract	4.14(a)
Cypress Non-U.S. Employee Plans	4.16(k)
Cypress Out Licenses	4.13(f)
Cypress Permits	4.20
Cypress Preferred Stock	4.5(a)
Cypress Qualified Plan	4.16(e)
Cypress Real Property Leases	4.11
Cypress Registered Intellectual Property	4.13(a)
Cypress SEC Reports	4.7
Cypress Stock Awards	4.5(b)
Cypress Stock Plans	4.5(b)
Cypress Stockholder Meeting	7.4(a)
Cypress Subsidiary Documents	4.4
Cypress Support Agreement	Preamble
Cypress Voting Proposal	4.2(b)
Certificate of Merger	1.1
Certificates	2.3(c)
Closing	2.1
Closing Date	2.1

Term	Section Reference
Code	Preamble
Common Stock Consideration	1.4(b)(i)
Confidentiality Agreement	7.5(h)
Delaware Secretary of State	1.1
DGCL	Preamble
EAR	3.19(c)
Effective Time	1.1
ESPP	5.2(b)
Exchange Agent	2.3(a)
Exchange Fund	2.3(b)
Exchange Ratio	1.4(b)(i)
Exchangeable Senior Notes	7.15
Export Controls	3.19(c)
FCPA	3.19(b)
First Extended Termination Date	9.1(c)
Import Restrictions	3.19(c)
Indemnified Parties	7.8(a)
Indenture	7.15
Initial Termination Date	9.1(c)
ITAR	3.19(c)
Jefferies	3.25
Joint Proxy Statement/Prospectus	7.3(a)
Maximum Annual Premium	7.8(b)
Merger	Preamble
Merger Stockholder Meetings	7.4(a)
Merger Sub	Preamble
Morgan Stanley	3.2(b)
Notes	7.15
OFAC	3.19(c)
Permits	3.20
Qatalyst Partners	4.2(b)
Registration Statement	7.3(a)
Regulation M-A Filing	7.3(c)
Requisite Cypress Stockholder Approval	4.2(c)
Requisite Spansion Stockholder Approval	3.2(c)
Representatives	6.1
Second Extended Termination Date	9.1(c)
Spansion	Preamble
Spansion 2010 Plan	3.5(a)(ii)
Spansion Board	3.2(b)
Spansion Board Recommendation	7.4(e)
Spansion Board Recommendation Change	7.4(f)
Spansion Capitalization Representations	2.2(b)(ii)
Spansion D&O Policy	7.8(b)
Spansion Disclosure Letter	Article III
Spansion Employees	7.7(c)
Spansion Expense Reimbursement	9.3(c)(v)
Spansion Fundamental Representations	2.2(b)(ii)
Spansion In Licenses	3.13(e)
Spansion IP Licenses	3.13(f)
Spansion Material Contract	3.14(a)

Term	Section Reference
Spansion Non-Employee Director Plan	3.5(a)(iii)
Spansion Non-U.S. Employee Plans	3.16(k)
Spansion Out Licenses	3.13(f)
Spansion Permits	3.20
Spansion Qualified Plan	3.14(e)
Spansion Real Property Leases	3.11
Spansion Registered Intellectual Property	3.13(a)
Spansion Restricted Stock	1.4(b)(iii)
Spansion SEC Reports	3.7
Spansion Stock Awards	3.5(c)
Spansion Stock Option	1.4(c)(i)
Spansion Stock Plans	3.5(b)
Spansion Stockholder Meeting	7.4(a)
Spansion Subsidiary Documents	3.4
Spansion Support Agreement	Preamble
Spansion Terminating Plans	7.7(b)
Spansion Voting Proposal	3.2(b)
Supplemental Indenture	7.15
Surviving Corporation	1.1
Takeover Statute	3.24
Tax Opinions	7.12(b)
Termination Fee Amount	9.3(b)(i)
Trustee	7.15
Unassumed Non-U.S. Options	1.4(c)(i)
Unassumed Non-U.S. Units	1.4(c)(ii)
WARN Act	3.17(c)

EXHIBIT A

FORM OF SPANSION SUPPORT AGREEMENT

EXHIBIT B

FORM OF CYPRESS SUPPORT AGREEMENT

ANNEX B

December 1, 2014

Board of Directors

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134

Members of the Board:

We understand that Cypress Semiconductor Corporation (“Parent”), Spansion Inc. (the “Company”) and Mustang Acquisition Corporation, a wholly owned subsidiary of Parent (“Merger Sub”), have entered an Agreement and Plan of Merger and Reorganization, dated as of December 1, 2014 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each outstanding share of Class A Common Stock of the Company, par value $0.001 per share (“Company Class A Common Stock”), and of Class B Common Stock of the Company, par value $0.001 per share (“Company Class B Common Stock” and, together with the Company Class A Common Stock, “Company Common Stock”), other than shares owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company, will be converted into the right to receive 2.457 shares (the “Exchange Ratio”) of common stock of Parent, par value $.01 per share (“Parent Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to Parent.

For purposes of the opinion set forth herein, we have reviewed the Merger Agreement, certain related documents and certain publicly available financial statements and other business and financial information of the Company and Parent. We have also reviewed (i) certain forward-looking information relating to the Company prepared by the managements of the Company and Parent, including financial projections and operating data of the Company (the “Company Projections”), (ii) certain forward-looking information relating to Parent prepared by the management of Parent, including financial projections and operating data of Parent (the “Parent Projections”), and (iii) information relating to certain strategic, financial and operational benefits anticipated from the Merger prepared by the managements of Parent and the Company (the “Synergies”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company and Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company and Parent. We also reviewed the historical market prices and trading activity for Company Common Stock and Parent Common Stock and compared the financial performance of the Company and Parent and the prices and trading activity of Company Common Stock and Parent Common Stock with each other and with that of certain other selected publicly-traded companies and their securities. In addition, we performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company and Parent. With respect to the Company Projections, we have been advised by the managements of the Company and Parent, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and Parent of the future financial performance of the Company. With respect to the Parent Projections, we have been advised by the management of Parent, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent of the future financial performance of Parent. With respect to the Synergies, we have been advised by the management of Parent, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent relating to the strategic, financial and operational benefits anticipated from the Merger. We have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Merger. We have also assumed that the Merger will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessments of the managements of the Company and Parent as to (i) the existing and future technology and products of the Company and Parent and the risks associated with such technology and products, (ii) their ability to integrate the businesses of the Company and Parent and (iii) their ability to retain key employees of the Company and Parent.

We have acted as financial advisor to the Board of Directors of Parent in connection with this transaction and will receive a fee for our services payable upon rendering of this opinion. We will also receive an additional, larger fee if the Merger is consummated. In addition, Parent has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Qatalyst or any of its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst or its affiliates; however, Qatalyst and/or its affiliates may in the future provide investment banking and other financial services to the Company or Parent and their respective affiliates for which we would expect to receive compensation.

Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates.

This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of Parent and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to how any holder of shares of Parent Common Stock or shares of Company Common Stock should vote with respect to the Merger or any other matter and does not in any manner address the price at which Parent Common Stock or Company Common Stock will trade at any time.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of Parent to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to Parent. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio pursuant to the Merger Agreement, and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of officers, directors or employees of Parent or the Company, or any class of such persons, relative to such Exchange Ratio.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to Parent.

Yours faithfully,

QATALYST PARTNERS LP

ANNEX C

2725 Sand Hill Road Suite 200 Menlo Park, CA 94025

December 1, 2014

Board of Directors

Spansion Inc.

915 DeGuigne Drive

Sunnyvale, California 94085

Members of the Board:

We understand that Spansion Inc. (the “Company”), Cypress Semiconductor Corporation (the “Buyer”) and Mustang Acquisition Corporation., a wholly owned subsidiary of the Buyer (“Merger Sub”), propose to enter into an Agreement and Plan of Merger and Reorganization, substantially in the form of the draft dated December 1, 2014 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of (i) the Class A Common Stock, par value $0.001 per share (the “Company Class A Common Stock”), and (ii) the Class B Common Stock, par value $0.001 per share (the “Company Class B Common Stock”; together with the Company Class A Common Stock, the “Company Common Stock”), of the Company, other than shares held in treasury, or by the Buyer, Merger Sub or any direct or indirect wholly owned subsidiary of the Buyer, Merger Sub or the Company (collectively the “Excluded Shares”), will be converted into the right to receive 2.457 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of the Buyer (the “Buyer Common Stock”). You have informed us that, as of the date hereof, there are no outstanding shares of the Company Class B Common Stock. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of the Company and the Buyer, respectively;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Buyer;

7)	Reviewed the pro forma impact of the Merger on the Buyer’s earnings per share, cash flow, financial ratios and consolidated capitalization;

8)	Reviewed the reported prices and trading activity for the Company Class A Common Stock and the Buyer Common Stock;

9)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Class A Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

12)	Reviewed the Merger Agreement and certain related documents; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We have relied upon, without independent verification, the assessment by the managements of the Company and the Buyer, respectively, of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of the Company and the Buyer; (iii) their ability to retain key employees of the Company and the Buyer, respectively and (iv) the validity of, and risks associated with, the Company and the Buyer’s existing and future technologies, intellectual property, products, services and business models. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financing services for the Buyer and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in the Merger, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law.

This opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, this opinion does not in any manner address the prices at which the Company Class A Common Stock or Buyer Common Stock will trade following consummation of the Merger or at any time, and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of the Company or the Buyer should vote at the stockholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares).

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Michael F. Wyatt
Michael F. Wyatt Managing Director

ANNEX D

CYPRESS SEMICONDUCTOR CORPORATION

AMENDED AND RESTATED 2013 STOCK PLAN

1. PURPOSES OF THE PLAN. THE PURPOSES OF THIS STOCK PLAN ARE:

•	to promote the long-term success of the Company’s business;

•	to attract and retain the best available personnel for positions of substantial responsibility; and

•	to provide long-term incentive to Employees, Consultants and Outside Directors that is aligned with the long-term interest of all stockholders.

2. COMPONENTS OF THE PLAN. THE PLAN PROVIDES FOR:

•	the discretionary granting of Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units to Employees, Consultants and Outside Directors, which Options may be either Incentive Stock Options (for Employees only) or Nonstatutory Stock Options, as determined by the Administrator at the time of grant; and

•	the grant of Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units to Outside Directors pursuant to an automatic, non-discretionary formula.

3. STOCK SUBJECT TO THE PLAN. The maximum aggregated number of Shares authorized for issuance under the Plan is 174,495,220. The Shares may be authorized, but unissued, or reacquired Common Stock. Any Shares subject to Options or Stock Appreciation Rights shall be counted against the numerical limits of this Section 3 as one Share for every Share subject thereto. Any Shares of Restricted Stock or Restricted Stock Units with a per Share or unit purchase price lower than 100% of Fair Market Value on the date of grant shall be counted against the numerical limits of this Section 3 as 1.88 Shares for every one Share subject thereto. To the extent that a Share that was subject to an Award that counted as 1.88 Shares against the Plan reserve pursuant to the preceding sentence is recycled back into the Plan under the next paragraph of this Section 3, the Plan shall be credited with 1.88 Shares.

Subject to Section 16 of the Plan, If any Shares that have been subject to an option or SAR (whether granted under this Plan or the Terminated Plans) cease to be subject to such Option or SAR (other than through exercise of the Option or SAR), or if any Option or SAR granted hereunder or thereunder is forfeited, or any Option or SAR otherwise terminates prior to the issuance of Common Stock to the Participant, the Shares that were subject to such Option or SAR shall again be available for distribution in connection with future awards under the Plan (unless the Plan has terminated).

Shares that have actually been issued under the Plan upon exercise of an Option shall not in any event be returned to the Plan and shall not become available for future distribution under the Plan. With respect to SARs, when an SAR is exercised, the full number of shares subject to the SAR or portion thereof being exercised shall be counted against the numerical limits of this Section 3 above as one Share for every Share subject thereto, regardless of the number of Shares used to settle the SAR upon exercise. For example, if an SAR covering 100 shares is exercised by a Participant and the Participant receives 80 Shares (with 20 Shares withheld to cover the SAR exercise price), the Plan Share reserve shall be debited the full 100 Shares and such Shares will not be available for future distribution under the Plan. Similarly, if Shares are withheld to satisfy the minimum statutory withholding obligations arising in connection with the vesting, exercise or issuance of any Award (or delivery of the related Shares), such withheld Shares will not be available for future issuance under the Plan.

Shares of Restricted Stock (including Restricted Stock Units) that do not vest and thus are forfeited back to or repurchased by the Company shall become available for future grant or sale under the Plan (unless the Plan has terminated). Shares of Restricted Stock or Restricted Stock Units that vest shall not in any event be returned to the Plan and shall not become available for future distribution under the Plan.

Notwithstanding the foregoing and, subject to adjustment as provided in Section 16 of the Plan, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in the first paragraph of Section 3, plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to the second and third paragraphs of this Section 3.

4. ADMINISTRATION OF THE PLAN.

4.1 Procedure.

4.1.1 Multiple Administrative Bodies. The Plan may be administered by different Committees with respect to different groups of Employees, Consultants and Directors.

4.1.2 Section 162(m). To the extent that the Administrator determines it to be desirable to qualify Options granted hereunder as “performance-based compensation” within the meaning of Section 162(m) of the Code, the Plan shall be administered by a Committee of two or more “outside directors” within the meaning of Section 162(m) of the Code.

4.1.3 Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder shall be structured to satisfy the requirements for exemption under Rule 16b-3.

4.1.4 Other Administration. Other than as provided above, the Plan shall be administered by (A) the Board or (B) a Committee, which Committee shall be constituted to satisfy Applicable Laws.

4.1.5 Administration With Respect to Automatic Grants to Outside Directors. Automatic grants to Outside Directors shall be pursuant to a non-discretionary formula as set forth in Section 10 hereof and therefore shall not be subject to any discretionary administration.

4.2 Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

4.2.1 to determine the Fair Market Value of the Common Stock, in accordance with subsection 24.16 of the Plan;

4.2.2 to select the Consultants, Employees and Outside Directors to whom Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units may be granted hereunder;

4.2.3 to determine whether and to what extent Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units are granted hereunder;

4.2.4 to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

4.2.5 to approve forms of agreement, including electronic forms, for use under the Plan;

4.2.6 to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Option, Stock Appreciation Right, Restricted Stock or Restricted Stock Unit award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options or SARs may be exercised and when Restricted Stock or Restricted Stock Units vest or are issued (which may, in either case, be based on performance criteria), any vesting acceleration or waiver of forfeiture or repurchase restrictions, any deferral features for Restricted Stock or Restricted Stock Units, including those with performance-based vesting criteria, and any restriction or limitation regarding any Award or the shares of Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

4.2.7 to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

4.2.8 to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;

4.2.9 to modify or amend each Award (subject to Sections 18 and 19 of the Plan), including the discretionary authority to extend the post-termination exercisability period of Options or SARs longer than is otherwise provided for in the Plan (but not longer than the original Option or SAR term);

4.2.10 to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Option or SAR or the vesting or issuance of Restricted Stock or Restricted Stock Units that number of Shares having a Fair Market Value equal to the minimum statutory amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

4.2.11 to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

4.2.12 to determine the terms and restrictions applicable to Awards; and

4.2.13 to make all other determinations deemed necessary or advisable for administering the Plan.

4.3 Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations shall be final and binding on all Participants and any other holders of Awards.

5. ELIGIBILITY.

5.1 Discretionary Awards. Nonstatutory Stock Options, SARs, Restricted Stock and Restricted Stock Unit Awards may be granted to Employees, Consultants and Outside Directors. Incentive Stock Options may be granted only to Employees. If otherwise eligible, an Employee, Consultant or Outside Director who has been granted an Award may be granted additional Awards.

5.2 Outside Director Awards. Outside Directors shall also receive automatically granted Awards pursuant to Section 10 hereof.

6. LIMITATIONS.

6.1 Each Option shall be designated in the Notice of Grant or Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designations, to the extent that the aggregate Fair Market Value:

6.1.1 of Shares subject to a Participant’s incentive stock options granted by the Company, any Parent or Subsidiary, which

6.1.2 become exercisable for the first time during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6.1.2, incentive stock options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the time of grant.

6.2 Neither the Plan nor any Award shall confer upon any Participant any right with respect to continuing the Participant’s employment or consulting relationship or tenure as a director with the Company, nor shall they interfere in any way with the Participant’s, the Company’s, or the Company’s stockholders’, right to terminate such employment or consulting relationship or tenure as a Director with the Company at any time, with or without cause.

6.3 The following limitations shall apply to grants of Options and SARs to Employees:

6.3.1 No Employee shall be granted, in any fiscal year of the Company, Options and SARs to purchase, in the aggregate, more than 3,000,000 Shares.

6.3.2 The foregoing limitation shall be adjusted proportionately in connection with any change in the Company’s capitalization as described in subsection 16.1 and any Spin-Off, split-off or similar transaction involving equity securities of a Subsidiary or former Subsidiary as described in subsection 16.4.

6.3.3 If an Option or SAR is cancelled (other than in connection with a transaction described in Section 16), the cancelled Option or SAR will be counted against the limit set forth in subsection 6.3.1. For this purpose, if the exercise price of an Option or SAR is reduced (which would require prior stockholder approval pursuant to Section 23 hereof), the transaction will be treated as a cancellation of the Option or SAR and the grant of a new Option or SAR.

7. TERM OF PLAN. The plan was amended and restated on January 22, 2015. It shall continue in effect until January 15, 2024, unless terminated earlier under Section 18 of the plan.

8. TERM OF OPTION OR SAR. The term of each option or SAR shall be eight (8) years from the date of grant or such shorter term as may be provided in the notice of grant, option or SAR agreement. In the case of an incentive stock option granted to a participant who, at the time the incentive stock option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the company or any parent or subsidiary, the term of the incentive stock option shall be five (5) years from the date of grant or such shorter term as may be provided in the notice of grant or option agreement.

9. OPTION AND SAR EXERCISE PRICE; OPTION CONSIDERATION.

9.1 Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option or SAR shall be determined by the Administrator, subject to the following:

9.1.1 In the case of an Incentive Stock Option

9.1.1.1 granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

9.1.1.2 granted to any Employee other than an Employee described in paragraph (9.1.1.1) immediately above, the per Share exercise price shall be no less than one hundred (100%) of the Fair Market Value per Share on the date of grant.

9.1.2 In the case of a Nonstatutory Stock Option or an SAR, the per Share exercise price shall be no less than one hundred percent (100%) of Fair Market Value per Share on the date of grant.

9.2 Waiting Period and Exercise Dates. At the time an Option or SAR is granted, the Administrator shall fix the period within which the Option or SAR may be exercised and shall determine any conditions which must be satisfied before the Option or SAR may be exercised. In so doing, the Administrator may specify that an Option or SAR may not be exercised until the completion of a service period or until certain performance milestones are achieved.

9.3 Form of Option Consideration. Except with respect to automatic stock option grants to Outside Directors, the Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such form of consideration shall be set forth in the Notice of Grant or Option Agreement and may, as determined by the Administrator (and to the extent consistent with Applicable Laws), consist entirely of:

9.3.1 cash;

9.3.2 check;

9.3.3 promissory note;

9.3.4 other previously-owned Shares which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

9.3.5 delivery of a properly executed exercise notice together with such other documentation as the Administrator and the broker, if applicable, shall require to effect an exercise of the Option and delivery to the Company of the sale or loan proceeds required to pay the exercise price;

9.3.6 any combination of the foregoing methods of payment; or

9.3.7 such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

10. GRANTS TO OUTSIDE DIRECTORS.

10.1 Procedure for Grants. Each Outside Director shall be granted an Award on the date of his or her initial election and annually thereafter on the date of the annual stockholder meeting (so long as the Outside Director has been serving as such for at least three months), in an amount determined by the Administrator in its sole discretion. Such Awards shall vest and be payable and subject to such other terms and conditions as may be determined by the Administrator.

10.2 Outside Director Award Limitations. No Outside Director may be granted, in any fiscal year of the Company, Awards, with a grant date fair value (determined in accordance with either GAAP or IASB Principles) of more than $500,000, increased to $750,000 in connection with his or her initial service.

10.3 Consideration for Exercising Outside Director Stock Options. The consideration to be paid for the Shares to be issued upon exercise of an Outside Director Option (granted on or prior to May 22, 2009) shall consist entirely of cash, check, other Shares of previously owned Common Stock which have a fair market value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised, and, for Options granted on or after the 2004 Company annual stockholder meeting, to the extent permitted by Applicable Laws, delivery of a properly executed exercise notice together with such other documentation as the Administrator and the broker, if applicable, shall require to effect an exercise of the Option and delivery to the Company of the sale or loan proceeds required to pay the exercise price, or any combination of such methods of payment.

10.4 Post-Directorship Exercisability.

10.4.1 Termination of Status as a Director. If an Outside Director ceases to serve as a Director, he may, but only within ninety (90) days, or, for Options granted on or after the 2004 Company annual stockholder meeting, within one year, after the date he or she ceases to be a Director of the Company, exercise his or her Option to the extent that he or she was entitled to exercise it at the date of such termination. To the extent that he or she was not entitled to exercise an Option at the date of such termination, or if he or she does not exercise such Option (which he was entitled to exercise) within the time specified herein, the Option shall terminate.

10.4.2 Disability of Director. Notwithstanding the provisions of subsection 10.4.1 above, in the event a Director is unable to continue his or her service as a Director with the Company as a result of his or her Disability, he or she may, but only within six (6) months, or, for Options granted on or after the 2004 Company annual stockholder meeting, within one year, from the date of termination, exercise his or her Option to the extent he or she was entitled to exercise it at the date of such termination. To the extent that he or she was not entitled to exercise the Option at the date of termination, or if he or she does not exercise such Option (which he was entitled to exercise) within the time specified herein, the Option shall terminate.

10.4.3 Death of Director. In the event of the death of a Participant:

10.4.3.1 during the term of the Option who is at the time of his death a Director of the Company and who shall have been in Continuous Status as a Director since the date of grant of the Option, the Option may be exercised, at any time within six (6) months, or, for Options granted on or after the 2004 Company annual stockholder meeting, within one year, following the date of death, by the Director’s estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent of the right to exercise that would have accrued had the Participant continued living and remained in Continuous Status a Director for twelve (12) months after the date of death; or

10.4.3.2 within thirty (30) days after the termination of Continuous Status as a Director, the Option may be exercised, at any time within six (6) months, or, for Options granted on or after the 2004 Company annual stockholder meeting, within one year, following the date of death, by the Participant’s estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent of the right to exercise that had accrued at the date of termination.

11. EXERCISE OF OPTION OR SAR.

11.1 Procedure for Exercise; Rights as a Stockholder. Any Option or SAR granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Option or SAR Agreement. An Option or SAR may not be exercised for a fraction of a Share.

An Option or SAR shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) for Options only, full payment for the Shares with respect to which the Option is exercised. Full payment for Options may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option or SAR shall be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the stock certificate evidencing such Shares is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option or SAR. The Company shall issue (or cause to be issued) such stock certificate promptly after the Option or SAR is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 16 of the Plan. Exercising an Option or SAR in any manner shall decrease the number of Shares thereafter available for sale under the Option or SAR by the number of Shares as to which the Option or SAR is exercised.

11.2 Termination of Service. Upon termination of a Participant’s Continuous Status as an Employee, Consultant or Director, other than upon the Participant’s death or Disability, the Participant may exercise the Option or SAR, but only within such period of time as is specified in the Notice of Grant, Option or SAR Agreement, and, unless otherwise determined by the Administrator, only to the extent that the Participant was entitled to exercise it at the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Notice of Grant or Option Agreement). In the absence of a specified time in the Notice of Grant, Option or SAR Agreement, the Option or SAR shall remain exercisable for thirty days following the Participant’s termination of Continuous Status as an Employee, Consultant or Director. If, at the date of termination, the Participant is not entitled to exercise the entire Option or SAR, the Shares covered by the unexercisable portion of the Option or SAR shall revert to the Plan. If, after termination, the Participant does not exercise the Option or SAR within the time specified by the Administrator, the Option or SAR shall terminate, and the Shares covered by such Option or SAR shall revert to the Plan.

11.3 Disability of Participant. In the event that a Participant’s Continuous Status as an Employee, Consultant or Director terminates as a result of the Participant’s Disability, the Participant may exercise his or her Option or SAR at any time within six (6) months or such other period of time not exceeding twelve (12) months, as is specified in the Notice of Grant, Option or SAR Agreement, except in the case of stock option grants to Outside Directors, which shall be exercised as specified in Section 10. Unless otherwise determined by the Administrator, any such Options or SARs may only be exercised to the extent that the Participant was entitled to exercise it at the date of such termination (but in no event later than the expiration of the term of such Option or SAR as set forth in the Notice of Grant, Option or SAR Agreement). If, at the date of termination, the Participant is not entitled to exercise his or her entire Option or SAR, the Shares covered by the unexercisable portion of the Option or SAR shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option or SAR within the time specified herein, the Option or SAR shall terminate, and the Shares covered by such Option or SAR shall revert to the Plan.

11.4 Death of Participant. In the event of the death of a Participant (other than an Outside Director with respect to his or her stock option grant):

11.4.1 during the term of the Option or SAR who is at the time of his or her death an Employee, Consultant or Director of the Company and who shall have been in Continuous Status as an Employee, Consultant or Director since the date of grant of the Option or SAR, the Option or SAR may be exercised, at any time within six (6) months following the date of death, by the Participant’s estate or by a person who acquired the right to exercise the Option or SAR by bequest or inheritance, but only to the extent of the right to exercise that would have accrued had the Participant continued living and remained in Continuous Status as an Employee, Consultant or Director for twelve (12) months after the date of death; or

11.4.2 within thirty (30) days after the termination of Continuous Status as an Employee, Consultant or Director, the Option or SAR may be exercised, at any time within six (6) months following the date of death, by the Participant’s estate or by a person who acquired the right to exercise the Option or SAR by bequest or inheritance, but only to the extent of the right to exercise that had accrued at the date of termination.

12. STOCK APPRECIATION RIGHTS.

12.1 The SAR shall entitle the Participant, by exercising the SAR, to receive from the Company an amount equal to the excess of (x) the Fair Market Value of the Common Stock covered by exercised portion of the SAR, as of the date of such exercise, over (y) the Fair Market Value of the Common Stock covered by the exercised portion of the SAR, as of the date on which the SAR was granted; provided, however, that the Administrator may place limits on the amount that may be paid upon exercise of a SAR; and

12.2 SARs shall be exercisable, in whole or in part, at such times as the Administrator shall specify in the Participant’s Award Agreement;

12.3 Form of Payment. The Company’s obligation arising upon the exercise of a SAR may be paid in Common Stock or in cash, or in any combination of Common Stock and cash, as the Administrator, in its sole discretion, may determine, but only as specified in the Notice of Grant or SAR Agreement. Shares issued upon the exercise of a SAR shall be valued at their Fair Market Value as of the date of exercise.

12.4 Rule 16b-3. SARs granted hereunder shall contain such additional restrictions as may be required to be contained in the Plan or Award Agreement in order for the SAR to qualify for the maximum exemption provided by Rule 16b-3.

13. RESTRICTED STOCK/RESTRICTED STOCK UNITS.

13.1 Grant of Restricted Stock/Restricted Stock Units. Subject to the terms and conditions of the Plan, Restricted Stock or Restricted Stock Units may be granted to Employees, Consultants and Outside Directors at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator shall have complete discretion to determine (i) the number of Shares subject to a Restricted Stock or Restricted Stock Unit Award granted to any Participant (provided that during any Fiscal Year, no Participant shall receive more than 1,500,000 Shares in the aggregate of Restricted Stock or Restricted Stock Unit Awards) (ii) whether the form of the award shall be Shares or rights to acquire Shares (i.e., Restricted Stock Units), and (iii) the conditions that must be satisfied, which may include or consist entirely of performance-based milestones, upon which is conditioned the grant or vesting of Restricted Stock or Restricted Stock Units. The foregoing limitation in subsection 13.1.1(i) shall be adjusted proportionately in connection with any change in the

Company’s capitalization as described in subsection 16.1 and any Spin-Off, split-off or similar transaction involving equity securities of a Subsidiary or former Subsidiary as described in subsection 16.4. For Restricted Stock Units, each such unit shall be the equivalent of one Share of Common Stock for purposes of determining the number of Shares subject to an Award. Until the stock certificate evidencing such Shares is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Restricted Stock or Restricted Stock Unit, notwithstanding its vesting. Except with respect to Restricted Stock or Restricted Stock Units with a deferral feature and where delivery has been deferred to a time after the vesting date, as permitted by the Administrator in its sole discretion, the Company shall issue (or cause to be issued) such stock certificate promptly after the Restricted Stock or Restricted Stock Unit vests. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 16 of the Plan and except that Restricted Stock and Restricted Units that have already vested but have not yet been delivered due to the Participant’s election to defer their delivery shall be credited with all dividends and other distributions relating to shares of Stock, which shall be delivered to such Participants simultaneously with the delivery of their deferred shares of Stock.

13.2 Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of Restricted Stock and Restricted Stock Unit Awards granted under the Plan. Restricted Stock and Restricted Stock Unit Awards shall be subject to the terms, conditions, and restrictions determined by the Administrator at the time of grant, which may include such performance-based milestones as are determined appropriate by the Administrator, which may be Performance Goals, or for Restricted Stock or Restricted Stock Unit Awards not intended to qualify as “performance-based compensation” under Code Section 162(m), may be other performance-based milestones. The Administrator may require the recipient to sign a Restricted Stock or Restricted Stock Unit Agreement as a condition of the Award. Any certificates representing the shares of Stock awarded shall bear such legends as shall be determined by the Administrator.

13.3 Restricted Stock or Restricted Stock Unit Award Agreement. Each Restricted Stock or Restricted Stock Unit grant shall be evidenced by an Award agreement that shall specify the purchase price (if any) and such other terms and conditions as the Administrator, in its sole discretion, shall determine; provided; however, that if the Restricted Stock or Restricted Stock Unit Award has a purchase price, such purchase price must be paid no later than the earlier of (i) eight (8) years following the date of grant, or (ii) the vesting date.

13.4 Section 162(m) Performance Restrictions. For purposes of qualifying grants of Restricted Stock or Restricted Stock Units as “performance-based compensation” under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals shall be set by the Administrator on or before the latest date permissible to enable the Restricted Stock or Restricted Stock Units to qualify as “performance-based compensation” under Section 162(m) of the Code. In granting Restricted Stock or Restricted Stock Units which is intended to qualify under Section 162(m) of the Code, the Administrator shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Restricted Stock under Section 162(m) of the Code (e.g., in determining the Performance Goals).

13.5 Restricted Stock/Restricted Stock Unit Deferrals. The Administrator, in its sole discretion, may permit Participants to defer the settlement of Restricted Stock or Restricted Stock Units in accordance with Code Section 409A and with rules and procedures established by the Administrator. Any deferred Restricted Stock or Restricted Stock Units shall remain subject to the claims of the Company’s general creditors until distributed to the Participant.

14. LEAVES OF ABSENCE. Unless the administrator provides otherwise, and subject to applicable laws, vesting of awards granted hereunder shall cease during any unpaid leave of absence. Moreover, unless the administrator provides otherwise, any employee who transfers his or her employment to a subsidiary and receives an equity incentive covering such subsidiary’s equity securities in connection with such transfer, shall cease vesting in awards granted under this plan until such time, if any, as such employee transfers from the employ of such subsidiary or another subsidiary directly back to the employ of the company.

15. TRANSFERABILITY OF AWARDS. An Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant; provided, however, that the Administrator, in its discretion, may permit the transfer of Awards to living trusts or other estate planning entities as permitted under Form S-8 promulgated under the Securities Act of 1933. If the administrator makes an Award transferable, such Award shall contain such additional terms and conditions as the administrator deems appropriate; provided, however, that in no event may an Award be transferred in exchange for consideration.

16. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION OR SIMILAR TRANSACTION, DISSOLUTION, MERGER, ASSET SALE OR CHANGE OF CONTROL.

16.1 Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each outstanding Award (including deferred Restricted Stock and Restricted Stock Unit Awards that have not been settled), and the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award or forfeiture or repurchase of unvested Restricted Stock or Restricted Stock Units, the price per share, if any, of Common Stock covered by each such outstanding Award, the limit on the number of Shares subject to an Option or SAR that may be granted to an Employee in any fiscal year under subsection 6.3.1, as well as the limit of the number of Shares that may be issued as Restricted Stock or Restricted Stock Unit Awards under subsection 13.1, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Option or Restricted Stock award.

16.2 Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, with respect to discretionary Awards granted under the Plan (but not with respect to Awards granted to Outside Directors) the Board may, in the exercise of its sole discretion in such instances, declare that any such Award shall terminate as of a date fixed by the Board and give each Participant the right to exercise his or her Option or SAR as to all or any part of the Optioned Stock, including Shares as to which the Option would not otherwise be exercisable or accelerate the vesting of a Participant’s Restricted Stock or Restricted Stock Unit Award.

16.3 Merger or Asset Sale. In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding Award shall be assumed or an equivalent Award shall be substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. With respect to a discretionary Award granted under the Plan (but not with respect to Options granted to Outside Directors under Section 10), the Administrator may, in the exercise of its sole discretion and in lieu of such assumption or substitution, provide for the Participant to have the right to exercise such Option or SAR as to all of the Optioned Stock, including as to Shares which would not otherwise be exercisable or provide for the accelerated vesting of Restricted Stock or Restricted Stock Units. With respect to Options and restricted stock units granted to Outside Directors under Section 10, in the event that the successor corporation does not agree to assume such Options and restricted stock units or to substitute equivalent options or rights, each such outstanding Option and restricted stock unit shall become fully vested and exercisable, including as to Shares and units as to which it would not otherwise be exercisable, unless the Board, in its discretion, determines otherwise.

If the Administrator makes a discretionary Option or SAR fully exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator shall notify the Participant that the Option or SAR shall be fully exercisable for a period of thirty (30) days from the date of such notice, and the Option or SAR will terminate upon the expiration of such period.

For the purposes of this subsection, the Award shall be considered assumed if, following the merger or sale of assets, the Award confers the right to purchase (or, in the case of Restricted Stock or Restricted Stock Units without a purchase price, receive), for each Share subject to the Award immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets was not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option or SAR or vesting of the Restricted Stock or Restricted Stock Unit Award, for each Share subject to the Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or sale of assets.

16.4 Spin-Off or Split-Off. Subject to any required action by the stockholders of the Company, the number and/or type of shares of covered by each outstanding Award (including deferred Restricted Stock and Restricted Stock Unit Awards that have not been settled), the number and/or type of shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award or forfeiture or repurchase of unvested Restricted Stock or Restricted Stock Units, the price per share, if any, of Common Stock covered by each such outstanding Award and the limit on the number of Shares subject to an Option or SAR that may be granted to an Employee in any fiscal year under subsection 6.3.1, as well as the limit of the number of Shares that may be issued as Restricted Stock or Restricted Stock Unit Awards under subsection 13.1 shall be appropriately and proportionately adjusted to account for any increase or diminution in value of an Award resulting from a Spin-Off, split-off or similar transaction involving equity securities of a Subsidiary or former Subsidiary. Any such automatic and non-discretionary adjustment or action shall be made by the Board, whose determination in that respect shall be final, binding and conclusive.

17. AWARD GRANT DATE. The date of grant of an award shall be, for all purposes, the date on which the administrator makes the determination granting such option or restricted stock award, or such other later date as is determined by the administrator. Notice of the determination shall be provided to each participant within a reasonable time after the date of such grant.

18. AMENDMENT AND TERMINATION OF THE PLAN.

18.1 Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

18.2 Stockholder Approval. The Company shall obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws. Shares may not be added to the Plan (other than pursuant to Sections 3 or 16.1 hereof) without obtaining stockholder approval.

19. EFFECT OF AMENDMENT OR TERMINATION. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company.

20. CONDITIONS UPON ISSUANCE OF SHARES.

20.1 Legal Compliance. Shares shall not be issued pursuant to the exercise of an Option or SAR or vesting of a Restricted Stock or Restricted Stock Unit Award unless the exercise of such Option or SAR or vesting of such Restricted Stock or Restricted Stock Unit Award and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

20.2 Investment Representations. As a condition to the exercise of an Option or SAR or purchase of Restricted Stock or Restricted Stock Unit, the Company may require the person exercising such Option or SAR or purchasing such Restricted Stock or Restricted Stock Unit to represent and warrant at the time of any such exercise or purchase that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

21. LIABILITY OF COMPANY.

21.1 Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

21.2 Awards Exceeding Allotted Shares. If the Shares covered by an Award exceed, as of the date of grant, the number of Shares which may be issued under the Plan without additional stockholder approval, such Award shall be void with respect to such excess Shares, unless stockholder approval of an amendment sufficiently increasing the number of Shares subject to the Plan is timely obtained in accordance with subsection 18.2 of the Plan.

22. RESERVATION OF SHARES. The Company, during the term of this Plan, will at all times reserve and keep available such number of shares as shall be sufficient to satisfy the requirements of the Plan.

23. UNDERWATER OPTION EXCHANGES. The Administrator may not permit the repricing, including by way of exchange, of any Award, without receiving prior stockholder approval.

24. DEFINITIONS. As used herein, the following definitions shall apply:

24.1 “Administrator” means the Board or any of its Committees as shall be administering the Plan, in accordance with Section 4 of the Plan.

24.2 “Applicable Laws” means the legal requirements relating to the administration of stock option plans under federal and state corporate and securities laws, the Code and any stock exchange on which the Common Stock is listed or quoted.

24.3 “Award” means an award hereunder of an Option, Stock Appreciation Right, Restricted Stock or Restricted Stock Unit.

24.4 “Board” means the Board of Directors of the Company.

24.5 “Code” means the Internal Revenue Code of 1986, as amended.

24.6 “Committee” means a committee appointed by the Board or its Compensation Committee in accordance with Section 4 of the Plan.

24.7 “Common Stock” means the Common Stock of the Company.

24.8 “Company” means Cypress Semiconductor Corporation, a Delaware corporation.

24.9 “Consultant” means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services and who is compensated for such services; provided, however, that the term “Consultant” shall not include Outside Directors, unless such Outside Directors are compensated for services to the Company other than through payment of director’s fees.

24.10 “Continuous Status as a Director” means that the Director relationship is not interrupted or terminated.

24.11 “Continuous Status as an Employee, Consultant or Director” means that the employment, consulting or Director relationship with the Company or any Parent or Subsidiary is not interrupted or terminated. Continuous Status as an Employee, Consultant or Director shall not be considered interrupted in the case of: (i) any leave of absence approved by the Company, including sick leave, military leave, or any other personal leave; provided, however, that for purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract (including certain Company policies) or statute; provided, further, that on the ninety-first (91st) day of any such leave (where reemployment is not guaranteed by contract or statute) the Participant’s Incentive Stock Option shall cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option; or (ii) transfers between locations of the Company or between the Company, its Parent, its Subsidiaries or its successor.

24.12 “Director” means a member of the Board.

24.13 “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code.

24.14 “Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company shall be sufficient to constitute “employment” by the Company.

24.15 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

24.16 “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

24.16.1 If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market of The Nasdaq Stock Market, the Fair Market Value of a Share of Common Stock shall be the closing sale price for such stock (or the mean of the closing bid and asked prices, if no sales were reported), as quoted on such exchange (or the exchange with the greatest volume of trading in Common Stock) or system on the date of such determination (or, in the event such date is not a trading day, the trading day immediately prior to the date of such determination), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

24.16.2 If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock shall be the mean of the closing bid and asked prices for such stock on the date of such determination (or, in the event such date is not a trading day, the trading day immediately prior to the date of such determination), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

24.16.3 In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Administrator.

24.17 “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

24.18 “Nonstatutory Stock Option” means an Option not intended to qualify as an Incentive Stock Option.

24.19 “Notice of Grant” means a written notice evidencing certain terms and conditions of an individual Option grant. The Notice of Grant is part of the Option Agreement.

24.20 “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

24.21 “Option” means a stock option granted pursuant to the Plan or the Terminated Plans.

24.22 “Option Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

24.23 “Optioned Stock” means the Common Stock subject to an Option or SAR.

24.24 “Outside Director” means a Director who is not an Employee or Consultant.

24.25 “Parent” means a “parent corporation”, whether now or hereafter existing, as defined in Section 424(e) of the Code.

24.26 “Participant” means an Employee, Consultant or Outside Director who holds an outstanding Option or Restricted Stock award.

24.27 “Performance Goals” means the goal(s) (or combined goal(s)) determined by the Administrator (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Administrator, the performance measures for any performance period will be any one or more of the following objective performance criteria, applied to either the Company as a whole or, except with respect to stockholder return metrics, to a region, business unit, affiliate or business segment, and measured either on an absolute basis or relative to a pre-established target, to a previous period’s results or to a designated comparison group, and, with respect to financial metrics, which may be determined in accordance with United States Generally Accepted Accounting Principles (“GAAP”), in accordance with accounting principles established by the International Accounting Standards Board (“IASB Principles”) or which may be adjusted when established to exclude any items otherwise includable under GAAP or under IASB Principles or to include any items otherwise excludable under GAAP or under IASB Principles: (i) cash flow (including operating cash flow or free cash flow), (ii) revenue (on an absolute basis or adjusted for currency effects), (iii) gross margin, (iv) operating expenses or operating expenses as a percentage of revenue, (v) earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings), (vi) earnings per share, (vii) stock price, (viii) return on equity, (ix) total stockholder return, (x) growth in stockholder value relative to the moving average of the S&P 500 Index, the Philadelphia Semiconductor Sector Index or another index, (xi) return on capital, (xii) return on assets or net assets, (xiii) return on investment, (xiv) economic value added, (xv) operating profit or net operating profit, (xvi) operating margin, (xvii) market share, (xviii) contract awards or backlog, (xix) overhead or other expense reduction, (xx) credit rating, (xxi) objective customer indicators, (xxii) new product invention or innovation, (xxiii) attainment of research and development milestones, (xxiv) improvements in productivity, (xxv) attainment of objective operating goals, and (xxvi) objective employee metrics.

24.28 “Plan” means this Amended and Restated 2013 Stock Plan.

24.29 “Restricted Stock/RSUs” means shares of Common Stock granted pursuant to Section 13 of the Plan.

24.30 “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

24.31 “Stock Appreciation Right” or “SAR” means a Stock Appreciation Right granted pursuant to Section 12 of the Plan.

24.32 “Share” means a share of the Common Stock, as adjusted in accordance with Section 16 of the Plan.

24.33 “Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in Section 424(f) of the Code.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors

Section 145 of the General Corporation Law of the State of Delaware authorizes a court to award or a corporation’s board to grant indemnification to directors and officers in terms that are sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Cypress’ certificate of incorporation contains a provision eliminating the personal liability of its directors to the company or its stockholders for breach of fiduciary duty as a director to the fullest extent permitted by applicable law. Cypress’ by-laws provide for the mandatory indemnification of our directors and officers to the maximum extent permitted by Delaware law. In addition, our by-laws give us the power to indemnify our employees and agents to the maximum extent permitted by Delaware law.

Under the terms of the merger agreement, Cypress will honor all obligations of Spansion contained in any indemnification agreement in effect prior to completion of the merger between Spansion or its subsidiaries and any of its current or former directors or officers for a period of six years after completion of the merger.

For six years following the effective time of the merger, Cypress will maintain the existing policy of Spansion’s directors’ and officers’ and fiduciary liability insurance covering claims arising from facts or events that occurred prior to the completion of the merger, including acts or omissions occurring in connection with the merger agreement and completion of the merger to the extent such acts or omissions are covered by the existing insurance policy, and covering each director and officer of Spansion who was covered at the effective time of the merger on terms with respect to coverage and amounts no less favorable than those in effect prior to the signing of the merger agreement. However, Cypress will not be required to expend in any one year an amount in excess of 250% of the annual premium paid by Spansion at the time the merger agreement was signed. In the event the premium exceeds 250% of the annual premium at the time the merger agreement was signed, Cypress will be obligated to obtain an insurance policy with the greatest coverage available for a cost not exceeding 250% of the annual premium paid by Spansion at the time the merger agreement was signed. Alternatively, Cypress or Spansion may, prior to completion of the merger, purchase a six year “tail” prepaid insurance policy on terms and conditions no less advantageous than, from an issuer with an AM Best rating no worse than the issuer of, Spansion’s current director and officer policy. Prior to the effective time of the merger, Cypress will also purchase, for the benefit of the directors and officers of Cypress, liability insurance with a coverage limit of no less than $50 million, or such other amount as is mutually agreed by Spansion and Cypress.

Item 21.	Exhibits and Financial Statement Schedules

(1) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Exhibit Description
2.1*†	Agreement and Plan of Merger and Reorganization, dated as of December 1, 2014, by and among Cypress Semiconductor Corporation, Mustang Acquisition Corporation and Spansion Inc., previously filed (included as Annex A to the joint proxy statement/prospectus forming part of this registration statement)

3(i).1	Second Restated Certificate of Incorporation of Cypress Semiconductor Corporation (included as Exhibit 3.1 to Cypress Semiconductor Corporation’s Form 10-K filed on March 26, 2001)

3(ii).1	Amended and Restated Bylaws of Cypress Semiconductor Corporation (included as Exhibit 3.1 to Cypress Semiconductor Corporation’s Form 8-K filed on March 31, 2006)

Exhibit Number	Exhibit Description
3(ii).2	Certificate of Amendment to Amended and Restated Bylaws of Cypress Semiconductor Corporation (included as Exhibit 3.1 to Cypress Semiconductor Corporation’s Form 8-K filed on May 28, 2009)

3(ii).3	Certificate of Amendment to Amended and Restated Bylaws of Cypress Semiconductor Corporation (included as Exhibit 3.1 to Cypress Semiconductor Corporation’s Form 8-K filed on May 18, 2010)

3(ii).4	Amendment to Amended and Restated Bylaws of Cypress Semiconductor Corporation (included as Exhibit 3.1 to Cypress Semiconductor Corporation’s Form 8-K filed on December 1, 2014)

5.1*	Legal opinion of Wilson Sonsini Goodrich & Rosati Professional Corporation

8.1*	Tax opinion of Wilson Sonsini Goodrich & Rosati Professional Corporation

8.2*	Tax opinion of Fenwick & West LLP

23.1*	Consent of Wilson Sonsini Goodrich & Rosati Professional Corporation (included as part of its opinions in Exhibits 5.1 and 8.1)

23.2*	Consent of Fenwick & West LLP (included as part of its opinion in Exhibit 8.2)

23.3*	Consent of PricewaterhouseCoopers LLP

23.4*	Consent of PricewaterhouseCoopers LLP

23.5*	Consent of Ernst & Young ShinNihon LLC, Independent Auditors

24.1^	Power of Attorney (included on signature page to the Registration Statement on Form S-4)

99.1**	Form of Proxy for Cypress Semiconductor Corporation

99.2**	Form of Proxy for Spansion Inc.

99.3^	Opinion of Qatalyst Partners LP, financial advisor to the Cypress (included as Annex B to the joint proxy statement/prospectus forming part of this registration statement)

99.4^	Opinion of Morgan Stanley & Co. LLC, financial advisor to Spansion Inc. (included as Annex C to the joint proxy statement/prospectus forming part of this registration statement)

99.5^	Consent of Qatalyst Partners LP, financial advisor to Cypress

99.6^	Consent of Morgan Stanley & Co. LLC, financial advisor to Spansion, Inc.

99.7^	Consent of John H. Kispert.

99.8^	Consent of Raymond Bingham.

*	Filed herewith.
**	To be filed by amendment.
^	Previously filed.
†	Pursuant to Item 601(b)(2) of Regulation S-K, Cypress agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger and Reorganization to the Securities and Exchange Commission upon request.

Item 22.	Undertakings

(1)	that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into this registration statement will be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof;

(2)	to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information;

(3)	insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue;

(4)	to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed after the effective date of the registration statement through the date of responding to such request;

(5)	to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective;

(6)	that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form; and

(7)	that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on January 22, 2015.

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ T.J. Rodgers
Name:	T.J. Rodgers
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ T.J. Rodgers T.J. Rodgers	President and Chief Executive Officer (Principal Executive Officer) and Director	January 22, 2015

/s/ Thad Trent Thad Trent	Executive Vice President, Finance and Administration, CFO (Principal Financial and Accounting Officer)	January 22, 2015

* Eric A. Benhamou	Chairman of the Board of Directors and Director	January 22, 2015

* James R. Long	Director	January 22, 2015

* J. D. Sherman	Director	January 22, 2015

* W. Steve Albrecht	Director	January 22, 2015

* Wilbert Van Den Hoek	Director	January 22, 2015

* Robert Y. L. Mao	Director	January 22, 2015

By:	/s/ T.J. Rodgers
T.J. Rodgers
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1*†	Agreement and Plan of Merger and Reorganization, dated as of December 1, 2014, by and among Cypress Semiconductor Corporation, Mustang Acquisition Corporation and Spansion Inc., previously filed (included as Annex A to the joint proxy statement/prospectus forming part of this registration statement)

3(i).1	Second Restated Certificate of Incorporation of Cypress Semiconductor Corporation (included as Exhibit 3.1 to Cypress Semiconductor Corporation’s Form 10-K filed on March 26, 2001)

3(ii).1	Amended and Restated Bylaws of Cypress Semiconductor Corporation (included as Exhibit 3.1 to Cypress Semiconductor Corporation’s Form 8-K filed on March 31, 2006)

3(ii).2	Certificate of Amendment to Amended and Restated Bylaws of Cypress Semiconductor Corporation (included as Exhibit 3.1 to Cypress Semiconductor Corporation’s Form 8-K filed on May 28, 2009)

3(ii).3	Certificate of Amendment to Amended and Restated Bylaws of Cypress Semiconductor Corporation (included as Exhibit 3.1 to Cypress Semiconductor Corporation’s Form 8-K filed on May 18, 2010)

3(ii).4	Amendment to Amended and Restated Bylaws of Cypress Semiconductor Corporation (included as Exhibit 3.1 to Cypress Semiconductor Corporation’s Form 8-K filed on December 1, 2014)

5.1*	Legal opinion of Wilson Sonsini Goodrich & Rosati Professional Corporation

8.1*	Tax opinion of Wilson Sonsini Goodrich & Rosati Professional Corporation

8.2*	Tax opinion of Fenwick & West LLP

23.1*	Consent of Wilson Sonsini Goodrich & Rosati Professional Corporation (included as part of its opinions in Exhibits 5.1 and 8.1)

23.2*	Consent of Fenwick & West LLP (included as part of its opinion in Exhibit 8.2)

23.3*	Consent of PricewaterhouseCoopers LLP

23.4*	Consent of PricewaterhouseCoopers LLP

23.5*	Consent of Ernst & Young ShinNihon LLC, Independent Auditors

24.1^	Power of Attorney (included on signature page to the Registration Statement on Form S-4)

99.1**	Form of Proxy for Cypress Semiconductor Corporation

99.2**	Form of Proxy for Spansion Inc.

99.3^	Opinion of Qatalyst Partners LP, financial advisor to the Cypress (included as Annex B to the joint proxy statement/prospectus forming part of this registration statement)

99.4^	Opinion of Morgan Stanley & Co. LLC, financial advisor to Spansion Inc. (included as Annex C to the joint proxy statement/prospectus forming part of this registration statement)

99.5^	Consent of Qatalyst Partners LP, financial advisor to Cypress

99.6^	Consent of Morgan Stanley & Co. LLC, financial advisor to Spansion, Inc.

99.7^	Consent of John H. Kispert.

99.8^	Consent of Raymond Bingham.

*	Filed herewith.
**	To be filed by amendment.
^	Previously filed.
†	Pursuant to Item 601(b)(2) of Regulation S-K, Cypress agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger and Reorganization to the Securities and ExchangeCommission upon request.